Form 20-F
period 2020-12-31
Meten EdtechX Education Group Ltd.
filed 2021-04-30
CIK 1796514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020.

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                 to                .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39258

Meten EdtechX Education Group Ltd.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

c/o 3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of Principal Executive Offices)

Ronald Tam

5 c/o 3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

Telephone: +86 755 8294 5250

E-mail: info@ascent-ir.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.0001 per share	METX	The Nasdaq Stock Market LLC
Warrants, each exercisable for one ordinary share	METXW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2020, there were 56,874,548 issued and outstanding ordinary shares, par value US$0.00001 per share and 12,705,000 outstanding warrants, each exercisable for one ordinary share.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes     ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes     ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☐ Yes     ☒ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes     ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	Non-accelerated filer	☒
				Emerging growth company	☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13 (a) of the Exchange Act. ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report. ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17     ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes     ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. ☐ Yes     ☐ No

i

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“after-school language training” are to academic English language training services provided to K-12 students;

●	“we,” “us,” “our Company,” “the Company” and “our” are to Meten EdtechX Education Group Ltd. and its subsidiaries and its consolidated variable interest entities;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“ELT” are to English language training;

●	“general ELT” are to services that help students improve their English language skills, particularly English communication skills;

●	“gross billings” are to the total amount of cash received for the sales of our products and services during a specific period of time, net of the total amount of refunds for that period, which is not a measure under U.S. GAAP;

●	“learning center” are to the physical establishment of an education facility providing general adult ELT, junior ELT and international standardized test preparation under our overseas training services at a specific geographic location in the PRC, directly operated by our VIEs and their respective subsidiaries or operated by franchise partners;

●	“offline ELT” are to our offline services, which include general adult ELT, junior ELT and overseas training services;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“student enrollments” or “student enrollment” are to the number of actual new sales contracts entered into between Meten and its students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time;

●	“test-oriented ELT” are to services that help students achieve higher scores in specific standardize tests, including TOEFL, IELTS, GRE, SAT and other international standardized examinations;

●	“tier one cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

●	“tier two cities” are to provincial capitals, regional centers or economically developed cities in China, including, among others, Chengdu, Hangzhou, Chongqing, Wuhan and Tianjin;

●	“tier three cities” and “tier four cities” are to small- to mid-sized cities in China that are strategically located or have relatively developed or large local economy;

●	“dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“variable interest entities” or “VIEs” are to Shenzhen Meten International Education Co., Ltd., or Shenzhen Meten, and Shenzhen Likeshuo Education Co., Ltd., or Shenzhen Likeshuo, which are PRC companies in which Meten does not have equity interests but whose financial results have been consolidated by Meten in accordance with U.S. GAAP due to Meten having effective control over, and being the primary beneficiary of, these companies; and “affiliated entities” refers to VIEs, the VIEs’ direct and indirect subsidiaries, and the VIEs’ affiliated entities that are registered as private non-enterprise institutions under the PRC laws; and

●	years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

The translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.5250 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2020. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On April 23, 2021, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board for RMB was RMB6.4945 to US$1.00.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and growth strategies;

●	our future prospects and market acceptance of our courses and other products and services;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	our ability to retain and increase our student enrollment;

●	our plans to expand and enhance our courses and other products and services;

●	our ability to engage, train and retain new teachers and consultants;

●	our ability to maintain and improve technology infrastructure necessary to operate our online platform;

●	our expectations regarding the demand for, and market acceptance of, our services and our brands;

●	general economic and business conditions in the markets in which we operate;

●	growth and competition in the ELT markets;

●	relevant government policies and regulations relating to our corporate structure, business and industry;

●	the impact of the outbreak of the coronavirus disease (“COVID-19”) and other pandemic or natural disaster; and

●	the assumptions underlying or related to any of the foregoing.

These forward-looking statements involve various risks and uncertainties. Although we believe that our expectations expressed in these forward-looking statements are reasonable, our expectations may later be found to be incorrect. Our actual results could be materially different from our expectations. Other sections of this annual report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should read thoroughly this annual report and the documents that we refer to with the understanding that our actual future results may be materially different from, or worse than, what we expect. We qualify all of our forward-looking statements by these cautionary statements.

The forward-looking statements made in this annual report relate only to events or information as of the date on which the statements are made in this annual report. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this annual report and the documents that we refer to in this annual report and exhibits to this annual report completely and with the understanding that our actual future results may be materially different from what we expect.

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

v

PART I.

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Financial Data

Selected Consolidated Financial Data

The following selected consolidated statements of operation data for the years ended December 31, 2018, 2019 and 2020 and selected consolidated balance sheet data as of December 31, 2019 and 2020 have been derived from our audited consolidated financial statements included elsewhere in this annual report. The following selected consolidated statements of operations data for the years ended December 31, 2016 and 2017 and the selected consolidated balance sheet data as of December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements that are not included in this annual report. Our historical results do not necessarily indicate results expected for any future periods. The selected consolidated financial data should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements and related notes and “Item 5. Operating and Financial Review and Prospects” below. Our consolidated financial statements are prepared and presented in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP.

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Statements of Comprehensive (Loss)/Income Data:
Revenues	801,545	1,149,721	1,424,234	1,447,899	897,035	137,477
General adult ELT(1)	572,135	785,480	903,756	783,988	333,500	51,111
Junior ELT	—	—	65,490	167,924	130,348	19,977
Overseas training services	180,606	228,294	223,601	203,677	130,567	20,010
Online ELT	46,915	121,196	212,302	260,263	289,715	44,401
Other English language-related services(2)	1,889	14,751	19,085	32,047	12,905	1,978
Cost of revenues	(344,810)	(467,967)	(627,996)	(755,356)	(607,077)	(93,039)
Gross profit	456,735	681,754	796,238	692,543	289,958	44,438
Operating expenses
Selling and marketing expenses	(268,643)	(373,065)	(425,217)	(437,986)	(310,433)	(47,576)
General and administrative expenses	(198,431)	(237,509)	(293,157)	(449,903)	(348,435)	(53,400)
Research and development expenses	(18,187)	(21,217)	(26,178)	(32,333)	(31,878)	(4,886)
(Loss)/income from operations	(28,526)	49,963	51,686	(227,679)	(400,788)	(61,424)

Other income (expenses):
Interest income	2,578	4,103	1,150	1,633	448	69
Interest expenses	(769)	(9)	(8)	(2,453)	(6,101)	(935)
Foreign exchange gain/(loss), net	67	(184)	21	(19)	(382)	(59)
Gains/(losses) on disposal and closure of subsidiaries and branches	—	—	—	583	(31,884)	(4,886)
Gains on available-for-sale investments	890	2,485	3,916	—	—	—
Gains on Short-term investments	—	—	—	—	495	76
Government grants	4,434	4,046	7,817	5,773	28,124	4,310
Equity in income /(loss) on equity method investments	(842)	(150)	1,668	2,658	(1,532)	(235)
Others, net	2,890	(373	1,649	4,044	4,640	711
(Loss)/income before income tax	(19,278)	59,881	67,899	(215,460)	(406,980)	(62,373)
Income tax expense	(7,869)	(19,539)	(14,454)	(9,608)	(5,803)	(889)
Net (loss)/income	(27,147)	40,342	53,445	(225,068)	(412,783)	(63,262)
Less: Net loss attributable to non-controlling interests	(2,862)	(218)	(3,809)	(5,664)	(1,798)	(276)
Net (loss)/income attributable to shareholders of the Company	(24,285)	40,560	57,254	(219,404)	(410,985)	(62,986)
Less: Accretion of redeemable owners’ investment	10,577	19,000	9,814	—	—	—
Net (loss)/income available to shareholders of the Company	(34,862)	21,560	47,440	(219,404)	(410,985)	(62,986)
Comprehensive (loss)/income	(27,147)	40,482	53,305	(225,068)	(412,783)	(63,262)
Net (loss)/income per share
- Basic	(0.76)	0.47	1.04	(4.53)	(7.38)	(1.13)
- Diluted	(0.76)	0.46	1.01	(4.53)	(6.24)	(0.96)
Weighted average shares used in calculating net (loss)/income per share
- Basic	45,626,027	45,626,027	45,626,027	48,391,607	55,661,445	55,661,445
- Diluted	45,626,027	46,997,775	46,997,775	48,391,607	65,842,020	65,842,020
Unaudited Non-GAAP Financial Measures:
Adjusted net (loss)/income(3)	(20,590)	48,228	75,859	(100,284)	(319,409)	(48,951)
Adjusted net (loss)/income margin(4)	(2.6)%	4.2%	5.3%	(6.9)%	(35.6)%	(35.6)%
Adjusted EBITDA(3)	17,129	100,441	144,115	(31,403)	(252,003)	(38,621)
Adjusted EBITDA margin(5)	2.1%	8.7%	10.1%	(2.2)%	(28.1)%	(28.1)%

(1)	Includes revenue from the sales of goods, such as education materials and food and beverages sold at our self-operated learning centers.
(2)	Comprise primarily of (i) franchise fees Meten received from its franchised learning centers under the “Meten” brand and the “ABC” brand ; and (ii) revenue from our “Shuangge English” App, which had over 24,600, 26,787, 9,859, 814 and 411 paying users for the years ended December 31, 2016, 2017, 2018, 2019 and 2020, respectively.
(3)	To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income/(loss) and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by its management to evaluate its operating performance. We also believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of its peer companies.

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

Adjusted net income/(loss) represents net income/(loss) before share-based compensation, offering expenses and warrant financing expenses. The table below sets forth a reconciliation of Meten’s adjusted net income/(loss) for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(27,147)	40,342	53,445	(225,068)	(412,783)	(63,262)
Add:
Share-based compensation expenses	6,557	7,886	7,648	96,661	52,256	8,009
Offering expenses	—	—	14,766	28,123	—	—
Warrant financing	—	—	—	—	41,118	6,302
Adjusted net (loss)/income	(20,590)	48,228	75,859	(100,284)	(319,409)	(48,951)

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses, offering expenses and warrant financing. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(27,147)	40,342	53,445	(225,068)	(412,783)	(63,262)
Subtract:
Net interest income/(loss)	1,809	4,094	1,142	(820)	(5,653)	(866)
Add:
Income tax expense	7,869	19,539	14,454	9,608	5,803	889
Depreciation and amortization	31,659	36,768	54,944	58,453	55,950	8,575
EBITDA	10,572	92,555	121,701	(156,187)	(345,377)	(52,932)
Add:
Share-based compensation expenses	6,557	7,886	7,648	96,661	52,256	8,009
Offering expenses	—	—	14,766	28,123	—	—
Warrant financing	—	—	—	—	41,118	6,302
Adjusted EBITDA	17,129	100,441	144,115	(31,403)	(252,003)	(38,621)

(4)	Adjusted net (loss)/income margin is calculated by dividing adjusted net (loss)/income by revenues.
(5)	Adjusted EBITDA margin is calculated by dividing adjusted EBITDA by revenues.

The following table presents our selected consolidated balance sheet data as of the dates indicated:

	As of December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Balance Sheets Data:
Cash and cash equivalents	187,454	321,776	174,679	140,132	90,115	13,811
Operating lease right-of-use assets(1)	—	—	—	484,225	322,559	49,434
Total assets	654,273	905,514	1,006,746	1,463,565	1,098,830	168,404
Deferred revenue (current)	284,937	341,328	432,083	408,287	341,934	52,404
Deferred revenue (non-current)	39,845	42,707	52,169	60,528	46,927	7,192
Financial liabilities from contract with customers	336,837	437,027	423,163	490,095	384,561	58,937
Operating lease liabilities (current) (1)	—	—	—	142,155	131,151	20,100
Operating lease liabilities (non-current) (1)	—	—	—	333,613	200,409	30,714
Total liabilities	756,997	958,870	1,121,349	1,706,504	1,461,372	223,966
Total mezzanine equity	200,619	219,619	—	—	—	—
Total shareholders’ deficit	(303,343)	(272,975)	(114,603)	(242,939)	(362,542)	(55,562)
Total liabilities, mezzanine equity and shareholders’ deficit	654,273	905,514	1,006,746	1,463,565	1,098,830	168,404

(1)	In February 2016, the FASB issued ASU No. 2016-02, “Leases” (“ASU 2016-02”). The guidance requires a lessee to recognize right-of-use (“ROU”) assets and lease liabilities on the balance sheet for all lease obligations and disclose key information about leasing arrangements, such as the amount, timing, and uncertainty of cash flows arising from leases. The guidance requires modified retrospective application and is effective for fiscal years beginning after December 15, 2018 for public companies; however, early adoption is permitted. Meten adopted this standard as of January 1, 2019.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Risks Relating to Our Business and Operations

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

On November 20, 2018, the General Office of MOE, the General Office of the State Administration for Market Regulation and the General Office of Ministry of Emergency Management jointly issued the Notice on Improving Several Working Mechanisms for Special Governance and Rectification of After-School Training Institutions, or Circular 10, which became effective on the same date. For details of the requirements of Circular 10, see “Item 4. Information on the Company—B. Business Overview—Regulations—Regulations on Private Education in the PRC.” According to Circular 10, for institutions that carry out academic training activities without permits, non-academic training institutions that carry out academic training activities and other institutions that carry out illegal training activities, the education authorities, in collaboration with other relevant government departments, shall order them to cease their business, restrict their legal representatives to engage in training activities for primary and secondary school students and refer to the market supervision authority to revoke their business licenses. By the end of 2018, there should be no training institutions that are still carrying out training activities without permits or licenses. The local government authorities may propose a practical rectification plan to ensure that the rectification could be completed by the end of the year. As of the date of this annual report, a majority of our self-operated learning centers did not have the relevant private school operating permits. As of December 31, 2020, no learning centers of our Group that did not have the relevant private school operating permits have been ordered by the government authorities to suspend their operations for rectification, cease business operations or revoke their business licenses. However, we cannot assure you that the PRC government authorities will not extend the rectification period or carry out the similar special governance and rectification of after-school training institutions from time to time. In addition, we cannot assure you that the training services we offer, including general adult ELT (which is designed for students aged 15 and above) and junior ELT (which is designed for students aged six to 18), will be deemed “non-academic” in nature by the relevant PRC education authorities. If such training services are deemed “academic,” the government authorities could order the learning centers which are deemed to be “non-academic” providing such training services to cease their business operations and revoke their business licenses. If any of the above occurs, our business, results of operations, business prospects and reputation could be materially and adversely affected.

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

Uncertainties exist in relation to the inspection plan on resumption of After-school Training Institutions in certain areas in the PRC, which may materially and adversely affect our business, results of operations, financial condition and prospects in these certain areas.

Due to the adverse effects of COVID-19 and governmental requirements for epidemic prevention and control, our learning centers has been suspended in January 2021 in Beijing. During the period of suspension, the relevant municipal and district departments jointly examine the teachers’ qualifications, information disclosure, training courses and other information of after-school offline training institutions and urge to make rectification. In addition, according to the Inspection Plan on Resuming Offline Training of Academic Training Institutions issued by Beijing Municipal Education Commission on February 26, 2021, an inspection targeting the after-school academic training institutions and foreign language training institutions which have been approved by the education commission of all districts to resume their classes has been conducted from March 1 to June 30, 2021. The contents of inspection consist of (1) permits and qualifications of operation; (2) qualification of teachers; (3) advertising and publicity; (4) standardization of contracts; (5) charging management; (6) compliance with safety standards; and (7) epidemic prevention and control. As of the date of this annual report, we haven’t received any notifications for rectification. However, we cannot assure you whether any further inspections or policies will require our offline learning centers to conduct self-inspections and rectification procedures. While we intend to comply with all requirements to resume our leaning centers in Beijing at the soonest, due to existing uncertainties, we cannot assure you that we will be able to meet the relevant regulatory requirements in a timely manner, any more specific and stringent requirements in relation to our operations to be established by the relevant local government authorities in particular. Also, additional compliance costs may be incurred. As a result, our business, results of operations, financial condition and prospect may be adversely and materially affected.

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

For the fiscal year ended December 31, 2020, we derived approximately 50.8% of the total student enrollment in our offline ELT courses and services from our self-operated learning centers in Shenzhen, Guangzhou and Dongguan in Guangdong Province, Chengdu in Sichuan Province, and Nanjing and Suzhou in Jiangsu Province, and we expect these cities to continue to be important sources of our student enrollment and revenue. If any of these cities experiences any event that would negatively affect its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, or that the governments of which adopt regulations relating to and affecting the private education market that place additional restrictions or burdens on us, or experiences an increase in the level of competition for the types of services we offer, our overall business and results of operations may be materially and adversely affected.

Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.

We have recently experienced steady growth and expansion. The number of our self-operated learning centers increased organically from 98 as of December 31, 2018, to 132 as of December 31, 2019, and decreased to 105 as of December 31, 2020. As of December 31, 2020, we had 9 franchised learning centers under our “Meten” brand, which we jointly manage with our franchised partners. We may continue to expand our operations in different regions in China through organic growth and strategic acquisitions. The establishment of new learning centers and acquisitions of existing learning centers pose challenges to us and require us to make investments in management, capital expenditures, marketing expenses and other resources. As part of our expansion, we acquired ABC Education Group in June 2018, which had 20 self-operated learning centers and four franchised learning centers under the “ABC” brand at that time. The expansion has also resulted, and will continue to result, in substantial demands on our management and staff as well as our financial, operational, technological and other resources. Our expansion will also largely require us to maintain teaching quality and consistent standards, controls, policies and our culture to ensure that our brands and reputation do not suffer as a result of any acquisition. To manage and support our growth, we will continue to improve our existing operational, administrative and technological systems and our financial and management controls, and recruit, train and retain additional qualified teaching staff, management personnel and other administrative and sales and marketing personnel.

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

Among our self-operated learning centers in operation as of December 31, 2020, 37 learning centers did not have private school operating permits or business licenses, or were operating beyond their authorized business scope, which contributed in the aggregate to approximately 9.8% of our total gross billings for the fiscal year ended December 31, 2020.

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

Our control over the franchised learning centers is based on the contractual agreements we entered with our franchisees, which may not be as effective as direct ownership and potentially makes it difficult for us to manage the franchised learning centers. While we have some control over the operation of our franchised learning centers, nevertheless, we may not be able to fully and successfully monitor, maintain and improve the performance of the management and other staff at the franchised learning centers as these teaching staff carry out the training services and directly interact with students. In the event of any delinquent performance by the franchisees and their employees, we may suffer from business reduction as well as reputational damage. If the franchisees and/or their employees commit any unlawful or unethical conduct, we may suffer financial losses, incur liabilities and suffer reputation damage. We may also face the risk that our prospective franchisees may not want to adopt our stringent centralized management system, which may affect our franchise business development. For details on the expansion of our learning center network, see “Item 3. Key Information—D. Risk Factors—Failure to effectively and efficiently manage the expansion of our service network may materially and adversely affect our ability to capitalize on new business opportunities.” Meanwhile, a franchisee may suspend or terminate its cooperation with us voluntarily or involuntarily due to various reasons, including, but not limited to, disagreement or dispute with us, or failure to maintain requisite approvals, licenses or permits or to comply with governmental regulations. A franchisee might also choose not to continue to cooperate with us after the expiration of the existing cooperation arrangement. We may not be able to find alternative ways to continue to provide the training services formerly covered by such franchisee, and our customer satisfaction, brand reputation and financial performance may be adversely affected.

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

One of the most significant factors affecting our profitability is the course and service fees we charge. For the years ended December 31, 2018, 2019 and 2020, course and service fees derived from our business at our headquarters and self-operated learning centers, including revenue from the sale of goods, as well as our online ELT courses delivered on the “Likeshuo” platform, constituted approximately 98.7%, 97.8% and 98.6% of our total revenue, respectively. The amounts of those fees we charge are primarily determined based on the demand of our offline students and online users for our ELT services, our operating costs, our competitors’ pricing level, our pricing strategy to gain market share and the general economic conditions in China. However, there can be no assurance that we will be able to maintain or raise the course fees and/or other fees we charge for our services in the future. Even if we are able to maintain or raise course fees and/or other fees we charge for our services, we cannot assure you that we will be able to attract prospective students to enroll in our courses at such increased fee rates. Our business, financial condition and operation results may be materially and adversely affected if we fail to maintain or raise the fee level or attract sufficient prospective students.

If we are unable to conduct our sales and marketing activities in a cost-effective manner, our results of operations and financial condition may be materially and adversely affected.

In 2018, 2019 and 2020, our selling and marketing expenses amounted to RMB425.2 million, RMB438.0 million, and RMB310.4 million (US$47.6 million) respectively, representing approximately 57.1%, 47.6% and 44.9%, respectively, of our total operating expenses, which consist of selling and marketing expenses, general and administrative expenses and research and development expenses. Our selling and marketing expenses mainly included advertising and promotion expenses and employee benefit expenses for our sales and marketing staff. There is no assurance that our sales and marketing activities will always be well received by students or result in the levels of sales that we anticipate. Furthermore, we cannot guarantee that we will always be able to improve the operational efficiency of our sales and marketing staff or we will be able to retain or recruit experienced sales staff, or efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the ELT market in China are evolving, especially for mobile platforms. This further requires us to enhance our marketing and branding approaches and experiment with new methods to keep pace with industry development and student preferences. Failure to refine our existing marketing and branding approaches in order to introduce new marketing and branding approaches in a cost-effective manner could reduce our market share, cause our revenue to decline and negatively impact our profitability. In addition, we utilize a broad mix of marketing and public relations programs, including social media platforms, to promote our products and services to prospective students. If advertising rates increase or if we become concerned that our customers deem certain marketing activity less appealing, or more intrusive or damaging to our brands, we may limit or discontinue the use or support of certain marketing sources or activities. Further, companies that promote our services may decide that we negatively impact their business or may make business decisions that in turn adversely impact us. For instance, if they decide that they want to compete directly with us, enter a similar business or exclusively support our competitors, we may no longer have access to their marketing channels.

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

We lease a significant number of properties from third parties. As of the date of this annual report, we entered into 132 leases for our premises with a total gross floor area of approximately 89,778 square meters, which were or will be primarily used by our self-operated learning centers, and owned one property with a total gross floor area of approximately 1,290 square meters, which were primarily used as one of our self-operated learning centers. The leased properties were maintained by our landlords. Accordingly, we are not in a position to effectively control the quality, maintenance and management of these buildings. In the event the quality of the buildings deteriorates, or if any or all of our landlords fail to properly maintain and renovate such buildings in a timely manner or at all, our business operations could be materially and adversely affected. In addition, if any of our landlords terminates the existing lease agreements, refuses to renew the lease agreements when such lease agreements expire, or increase the rent to a level that is unacceptable to us, we will be forced to look for alternative locations for our self-operated learning centers. We may not be able to find suitable premises for such relocation without incurring significant time and costs, and there is no guarantee that we may be able to find suitable premises for relocation or at all. If we fail to find suitable replacement sites in a timely manner or on terms acceptable to us, our business and results of operations could be materially and adversely affected. Moreover, if our use of the leased premise is challenged by the relevant government authorities for lack of fire inspection, we may be further subject to fines and also be forced to relocate the affected learning centers and incur additional expenses. If any of the above events occurs, our business, results of operations and financial condition could be materially and adversely affected.

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

Labor costs in China have risen in recent years as a result of social development, and increasing inflation in China. As of December 31, 2020, we employed 3,721 full-time staff. Staff costs constituted a major portion of our total cost of revenues, reaching 63.1%, 62.5% and 64.9% of our total cost of revenues for the years ended December 31, 2018, 2019 and 2020, respectively. The increase in labor cost may erode our profitability and materially harm our business, financial condition and results of operations. As our businesses have been continuing to expand in recent years, the absolute amounts of our labor costs in the regions where we operate have also been increasing and could continue to increase. If labor costs in these regions continue to increase, our operating costs will increase. We may not be able to pass on these increased costs to our customers by increasing the fees of our courses in light of competitive pressure in the market. In such circumstances, our profit margin may decrease, which could have an adverse effect on our business, financial condition and results of operations.

The outbreak of COVID-19 has had a material adverse impact on the general economic outlook, economic growth and business sentiment. See “— Any natural catastrophes, severe weather conditions, health epidemics, including COVID-19, and other extraordinary events could severely disrupt our business operations.” Additionally, certain restrictive measures, including quarantining policies and travel restrictions, implemented by China and other countries in response to the COVID-19 pandemic has imposed obstacles for us to recruit teachers and operational staff suitable for our business.

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

We have different course and service fee refund policies for our students depending on the time of their enrollment and we are subject to certain conditions and restrictions in the service contract between us and each of our students. For details of our refund policies, see “Item 4. Information on the Company—B. Business Overview—Pricing and Refund Policies.” When calculating gross billings for a specific period, we deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period.

For the years ended December 31, 2018 and 2019 and 2020, we had made RMB154.1 million, RMB184.8 million and RMB90.5 million (US$13.9 million) of refund payments, respectively. For the same periods, our course withdrawal rate, which is determined as the amount of refunds we issued as a percentage of the total amount of gross billings for the relevant period, was 10.2%, 10.9% and 11.01%, respectively. Our course withdrawal rate increased in 2018, mainly due to our implementation of a new refund policy that allowed students to request refunds unconditionally during the first 20 days of enrolling in an offline general adult ELT program (such unconditional refund period had been changed to 10 days since September 2019), and partially because we introduced new curriculums at certain of our learning centers in 2018, which led to an initially adverse student reception. We believe the implementation of the unconditional refund period for the general adult ELT business will improve our students’ overall experience with our services. Additionally, the number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond our control. These factors include, without limitation, student dissatisfaction with our teaching quality and our course and educational content offerings, privacy concerns relating to our online platforms, negative publicity regarding us or online ELT in general, and any change or development in the PRC laws and regulations with respect to course fees charged by online education providers like us. Any refund payments that we may be required to make to our students, as well as the expenses we could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect our gross billings, net revenue, liquidity and financial condition. A high volume of refund applications and refund disputes may also generate negative publicity that could harm our reputation. We have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between us and our students, which may significantly harm our brand names and divert our attention from operating our business.

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

In order to provide a more convenient and flexible payment method for students, we have cooperated with accredited third-party financial institutions in China to set up an installment payment arrangement through which students can pay for the courses and/or services we offer in several pre-determined installments during the course of the contract period. Under such arrangement, a third-party financial institution provides an interest-free loan to a student and remits the course/service fee to us on behalf of the borrowing student to complete his/her purchase of the relevant course. The borrowing student is obligated to repay the loan in pre-agreed installments over a period ranging from six months to 24 months to the financial institution. A transaction fee associated with the installment payment arrangement typically ranges from 4.4% to 10.8% of the total amount of such loan, depending on the length of the installment period, which was generally withheld by such financial institution prior to remitting the course/service fee to us. For the fiscal year ended December 31, 2020, approximately 24% of our total gross billings have been paid through such installment payment arrangement. There is an inherent uncertainty relating to such arrangement compared to a lump sum upfront payment scheme as students under the installment payment arrangement are more prone to cease to continue to take classes during the contract period that they had initially registered. For the fiscal year ended December 31, 2020, the course withdrawal rate, which is equal to the amount of refunds we issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period, of the students who participated in such installment arrangement was approximately 27.1% and the course withdrawal rate of the students who provided lump sum upfront payments was approximately 9.0%. When we receive refund requests from our students, we typically determine the eligibility of and amounts of refund entitled by such students in accordance with our existing refund policies. Once we determine a student to be eligible for refund, we generally provide the entire amount of refund to him/her directly. For details of our refund policies, please see “Item 4. Information on the Company—B. Business Overview—Pricing and Refund Policies.” In the event more students who participate in the installment payment arrangement decide not to complete their registered course(s) for any reason, we may be required to provide large sums of refund to these students, which may materially and adversely impact our business, results of operations and operating cash flow. Thus, our business and results of operations could be materially and adversely affected.

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

Our self-operated learning centers are mainly located on properties leased by us from third parties. We generally make decoration work to the leased properties to meet our business operational needs. According to the relevant PRC laws and regulations, our decoration work falls within the scope of construction work. If the investment amount of such construction work exceeds RMB300,000 and the gross floor area is more than 300 square meters, the records of the fire safety design and the completion inspection must be filed with the competent fire safety authorities after the decoration work obtains the relevant construction permit and passes the completion inspection. See “Item 4. Information on the Company—B. Business Overview—Regulations— Regulations on Fire Safety” for further details on the fire safety regulations applicable to our business. As of the date of this annual report, we entered into 132 leases for our premises, 129 of which have been put into use for our self-operated learning centers, and we have complied with the foregoing fire safety design and filing requirements with respect to 115 of these premises. As of December 31, 2020, 14 leased properties comprised of 12 of our self-operated learning centers currently in use had not completed the filing of fire protection design and completion inspection record. Additionally, we owned premises that were used as space for one of our self-operated learning centers with a total gross floor area of approximately 8,057 square meters, and we have not completed the filing of fire protection design and completion inspection record for such properties as of the date of this annual report. The 12 self-operated learning centers contributed to approximately 5.0% to our gross billings for the fiscal year ended December 31, 2020.

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

Under the relevant PRC laws and regulations, teachers of all types of schools and other education institutions are required to obtain teacher qualification certificates or other relevant professional skill qualifications, although the definition or scope of the relevant professional skill qualifications is not explicitly stated in the relevant PRC laws and regulations. If teachers are employed in violation of such regulations, the examination and approval authorities or other relevant government departments will order the schools and other education institutions to make corrections within a specified period of time and give a warning in accordance with the applicable laws and regulations. If there is income generated from teachers without teaching qualifications, the illegal income will be confiscated. In the event the circumstances are deemed serious by the relevant government authorities, student enrollment will be ordered to stop and the school license will be revoked. As of the date of this annual report, some of our teachers did not possess any teaching qualifications or relevant professional skill qualifications. As of the date of this annual report, we have not received any notice or warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses of our teachers. As advised by our PRC counsel, the current PRC laws and regulations remain unclear as to whether our teachers are required to obtain and hold teaching qualifications. However, we cannot assure you that the relevant PRC government authorities will not take a contrary view and impose penalties, fines or other disciplinary action for our past or future non-compliance.

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

Negative publicity about us, our business, founders, shareholders, affiliates, directors, senior management, teachers and other employees, as well as our third-party commercial partners and the industry in which we operate, can harm our operations. We have been exposed to negative publicity concerning, among other things, miscalculation involving and delays in the payments of staff salaries and/or bonuses, student refund disputes, administrative penalties, alleged improper or misleading statements made in our sales and marketing activities in the past and actions of our founders and directors and members of our senior management. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

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

Due to the quarantine measures to contain the spread of the COVID-19, we temporarily closed our learning centers in China from February 2020 to April 2020. In April 2020, we reopened a select number of our learning centers, and gradually reopened the remaining in May and June 2020 as permitted to do so by the MOE and provincial education bureaus. As a result, our ability to deliver our services, particularly our offline ELT services, had been adversely impacted and the costs for us to deliver our services may also increase. Some students changed their study plans due to these restrictive measures or safety considerations, and thus, the demand for our services, especially demand for our overseas training services, decreased.

The COVID-19 outbreak had a material adverse impact on our business operations for the fiscal year ended December 31, 2020. Our revenues for the fiscal year ended December 31, 2020 decreased by RMB552.7 million, or 38.2%, from RMB1,447.9 million for the fiscal year ended December 31, 2019.

The extent to which COVID-19 impacts our financial position, results of operations and cash flows in 2021 will depend on future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our financial position, results of operations and cash flows could be adversely affected to the extent that the COVID-19 pandemic negatively impacts the Chinese economy in general. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If similar outbreak occurs, we may be forced to close our learning centers or our offices again while we remain obligated to pay rent and other expenses for these facilities, have quarantine policies in place for our students, teachers, or employees and the disinfection of the affected properties along with the temporary suspension of our operations, or cancel or defer student enrollment to avoid the spread or recurrence of contagion.

As of the date of this annual report, most of the quarantine measures in China have been relaxed. However, our results of operations may still be adversely affected to the extent that the COVID-19 pandemic continues to affect the Chinese economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If the situation materially deteriorates in China, our business operations and financial performance may be materially and adversely affected.

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

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2020, our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

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

In late 2012, this impasse led the SEC commencing administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act against the Chinese accounting firms, including our independent registered public accounting firm. In January 2014, the administrative law judge made an initial decision to impose penalties on the firms, including a temporary suspension of their right to practice before the SEC. The accounting firms filed a petition for review of the initial decision. On February 6, 2015, before a review by the commissioners of the SEC took place, the firms reached a settlement with the SEC. Under the settlement, the SEC accepts that future requests by the SEC for the production of documents will normally be made to the CSRC. The firms will receive matching Section 106 requests, and are required to follow a detailed set of procedures with respect to such requests, which in substance require them to facilitate production via the CSRC. If they fail to meet specified criteria, the SEC has authority to impose a variety of additional remedial measures on the firms depending on the nature of the failure. Remedies for any future noncompliance could include, as appropriate, an automatic six-month bar on a single firm’s performance of certain audit work, commencement of a new proceeding against a firm, or in extreme cases the resumption of the current proceeding against all four firms. If additional remedial measures are imposed on the Chinese affiliates of the “big four” accounting firms, including our independent registered public accounting firm, in administrative proceedings brought by the SEC alleging the firms’ failure to meet specific criteria set by the SEC with respect to requests for the production of documents, we could be unable to timely file future financial statements in compliance with the requirements of the Exchange Act.

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

If our independent registered public accounting firm was denied, even temporarily, the ability to practice before the SEC and we were unable to timely find another registered public accounting firm to audit and issue an opinion on our financial statements, our financial statements could be determined not to be in compliance with the requirements of the Exchange Act. Such a determination could ultimately lead to the delisting of our securities from the Nasdaq Capital Market or deregistration from the SEC, or both, which would substantially reduce or effectively terminate the trading of our securities in the United States.

Our predecessor independent registered public accounting firm, KPMG Huazhen LLP, that issue an audit report included in this annual report is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, and as such, investors may be deprived of the benefits of such inspection.

Our predecessor independent registered public accounting firm that issue an audit report included in this annual report, as an auditor of the companies that are traded publicly in the United States and a firm registered with the Public Company Accounting Oversight Board (United States), or the PCAOB, is required by the laws of the United States to undergo regular inspections by the PCAOB to assess its compliance with the laws of the United States and professional standards. Our predecessor auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities. In May 2013, the PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the China Securities Regulation Commission, or the CSRC, and the Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by the PCAOB, the CSRC or the Ministry of Finance in the United States and the PRC, respectively. The PCAOB continues to be in discussions with the CSRC and the Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with the PCAOB and audit Chinese companies that trade on U.S. exchanges. On December 7, 2018, the SEC and the PCAOB issued a joint statement highlighting continued challenges faced by the U.S. regulators in their oversight of financial statement audits of U.S.-listed companies with significant operations in China. In June 2019, a bill entitled the “Ensuring Quality Information and Transparency for Abroad-Based Listings on our Exchanges (EQUITABLE) Act” was introduced in the U.S. Congress. The proposed EQUITABLE Act requires the SEC to maintain a list of issuers for which the PCAOB is not able to inspect or investigate an auditor report issued by a foreign public accounting firm and prescribes increased disclosure requirements for such issuers. The proposed EQUITABLE Act also prescribes that, beginning in 2025 the delisting from U.S. national securities exchanges of issuers included on the SEC’s list for three consecutive years. Additionally, on May 20, 2020, the U.S. Senate passed S. 945, the Holding Foreign Companies Accountable Act. On December 18, 2020, the Holding Foreign Companies Accountable Act was enacted. In essence, the Holding Foreign Companies Accountable Act directs the SEC to prohibit the securities of any registrant from being listed on any of the U.S. securities exchanges or traded “over-the-counter” if the auditor of the registrant’s financial statements is not subject to PCAOB inspection for three consecutive years, beginning in 2021, and require certain disclosures in the registrant’s annual reports covering years when the auditor of the registrant’s financial statements is not subject to PCAOB inspection. Furthermore, Nasdaq has proposed changes to its rules to allow it to consider whether the auditor of a company has been inspected by the PCAOB in considering whether to allow the new or continued listing of that company. The proposed Nasdaq rule changes are subject to approval by the SEC. The joint statement, the bills and the proposed Nasdaq rule changes reflect a heightened interest in an issue that has vexed U.S. regulators in recent years. However, it remains unclear what further actions the U.S. Congress, SEC and/or the PCAOB will take to address the problem, or whether the proposed Nasdaq rule changes will be put into place.

Inspections of other firms that the PCAOB has conducted outside of China have identified deficiencies in those firms’ audit procedures and quality control procedures, which may be addressed as part of the inspection process to improve future audit quality. The inability of the PCAOB to conduct inspections of independent registered public accounting firms operating in China makes it more difficult to evaluate the effectiveness of our predecessor auditor’s audit procedures or quality control procedures. As a result, investors may be deprived of the benefits of PCAOB inspections.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for operating our business do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Currently, the PRC laws and regulations do not explicitly impose restrictions on foreign investment in ELT services in the PRC. However, some local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing ELT services. In the areas where we operate our ELT service business, most local government authorities do not allow foreign-invested entities to establish private schools to engage in the ELT services, other than in the forms of Sino-foreign cooperative schools, and the domestic party shall play a dominant role in such cooperation. According to the relevant regulations, foreign investors of Sino-foreign cooperative institutions must be foreign educational institutions with relevant qualifications and experiences. As a foreign company, we are not qualified to run Sino-foreign cooperative schools in the PRC. In addition, according to Notice 75, foreign-invested language training institutions are required to apply for the private school operating permit. However, based on the interviews we conducted in November 2019 with the officials of the local educational authorities in the areas where we have learning centers in operation, most of the local educational authorities provided oral confirmations that due to the fact that the Notice 75 has just been issued for a short period of time and that no detailed supporting rules and regulations have been promulgated, the relevant procedure, approval process and transitional period regarding the application by the foreign-invested language training institutions for the private school operating permit are not yet clear and the relevant government authorities have not yet begun to accept applications. In addition, the PRC laws and regulations restrict foreign ownership in value-added telecommunication services and require that a foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas. Due to these restrictions, we operate our offline and online ELT business in the PRC primarily through our affiliated entities. We entered into a series of contractual arrangements with Shenzhen Meten and Shenzhen Likeshuo and their shareholders, respectively. Our affiliated entities are the entities that hold certain licenses and permits relating to the offline and online ELT business in the PRC. We have been and expect to continue to be dependent on our affiliated entities to operate our business. See “tem 4. Information on the Company—C. Organizational Structure” for more information.

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

Pursuant to the Foreign Investment Law, “foreign investment” means any foreign investor’s direct or indirect investment in the PRC, including: (i) establishing FIEs in the PRC either individually or jointly with other investors; (ii) obtaining stock shares, stock equity, property shares, other similar interests in Chinese domestic enterprises; (iii) investing in new project in the PRC either individually or jointly with other investors; and (iv) making investment through other means provided by laws, administrative regulations or State Council provisions. Although the Foreign Investment Law does not explicitly classify the contractual arrangements, such as our contractual arrangement described in “Item 4. Information on the Company—B. Business Overview—Organizational Structure,” as a form of foreign investment, it contains a catch-all provision under the definition of “foreign investment,” which includes investments made by foreign investors in China through other means stipulated by laws or administrative regulations or other methods prescribed by the State Council without elaboration on the meaning of “other means.” However, the Implementing Regulations of the Foreign Investment Law still does not specify whether foreign investment includes contractual arrangements.

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

We have relied and expect to continue to rely on the contractual arrangements with our ELT businesses in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Organizational Structure—Contractual Arrangements with Our VIEs and Their Respective Shareholders.” However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our affiliated entities. Any failure by our VIEs and their shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our Company. For example, the contractual arrangements are governed by the PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with the PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as in some other jurisdictions, such as the United States.

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

Additionally, the outbreak of COVID-19 may have a material adverse impact on the overall economic outlook, economic growth and business sentiment in China, and may in turn influence the operation of our business. See “— Risks Related to Our Business and Operations — Any natural catastrophes, severe weather conditions, health epidemics, including COVID-19, and other extraordinary events could severely disrupt our business operations.”

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

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the annual report based on foreign laws.

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

Currently, we have warrants outstanding to purchase up to an aggregate of 5,316,125 ordinary shares and may issue an aggregate of up to an additional 11,000,000 ordinary shares to the former Meten shareholders upon achievement of milestone targets. We may also issue units or our other securities in connection with the Financing (as defined below) and the Azimut Investment (as defined below). We will also have the ability to issue additional shares under the ESOP Plan. We may also issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without shareholder approval, in a number of circumstances.

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

Based on the projected composition of our income and valuation of our assets, including goodwill, we are not expected to be a passive foreign investment company (“PFIC”) for its current taxable year, and we do not expect to become one in the future, although there can be no assurance in this regard. Although we do not expect to be a PFIC, it is not entirely clear how the contractual arrangements between our Company and the VIEs will be treated for purposes of the PFIC rules. If it were determined that we do not own the stock of the VIEs for U.S. federal income tax purposes (for instance, because the relevant PRC authorities do not respect these arrangements), we may be treated as a PFIC. See “Item 10. Additional Information—E. Taxation—U.S. Holders—Passive Foreign Investment Company.” If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences to you if you are a U.S. investor. For example, if we are a PFIC, its U.S. investors will become subject to increased tax liabilities under U.S. federal income tax laws and regulations and will become subject to burdensome reporting requirements. We cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

As a Cayman Islands company listed on the Nasdaq, we are subject to Nasdaq corporate governance listing standards. However, the Nasdaq rules permit a foreign private issuer like us to follow the corporate governance practices of its home country. Certain corporate governance practices in the Cayman Islands, which is our home country, may differ significantly from Nasdaq corporate governance listing standards. A Cayman Islands company is not required to have annual general meetings. Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of lists of shareholders of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest. To the extent we choose to follow home country practice with respect to corporate governance matters such as the exemption from holding an annual general meeting pursuant to Nasdaq Rule 5620(a), our shareholders may be afforded less protection than they otherwise would under rules and regulations applicable to U.S. domestic issuers. For details as to the corporate governance matters for which we have elected to follow our home country practices, rather than Nasdaq listing standards, please see “Item 16.G—Corporate Governance.”

We will incur increased costs as a result of being a public company.

We are a public company and expect to incur significant accounting, legal and other expenses. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting. We expect these rules and regulations applicable to public companies to increase our accounting, legal and financial compliance costs and to make certain corporate activities more time-consuming and costly. Our management will be required to devote substantial time and attention to our public company reporting obligations and other compliance matters. We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

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

We were formed to serve as a holding company for Meten and EdtechX after consummation of the Mergers (defined below) contemplated by the Merger Agreement (defined below). We, were formed as a Cayman Islands exempted company on September 27, 2019. Prior to the Mergers, we owned no material assets and did not operate any business. Our principal executive office is located at 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, The People’s Republic of China and our telephone number is +86 755 8294 5250.

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

On March 30, 2020, the parties to the Merger Agreement consummated the Mergers. Immediately prior to the Mergers, Azimut Enterprises Holdings S.r.l. (the “Azimut Investor”) invested US$20 million in EdtechX to purchase 2,000,000 units of EdtechX (with each unit consisting of one ordinary share and one warrant to purchase one ordinary share of EdtechX at a price of US$11.50 per share), which units converted into the same number of our units upon closing of the Mergers. Concurrently with the closing of the Mergers, our PIPE financing with two unaffiliated third-party investors, one of which is ITG Education, in an aggregate investment of US$12 million was completed on March 30, 2020.

On March 30, 2020, our ordinary shares were listed on the Nasdaq Capital Market under the symbol “METX.” Our warrants have been trading on the Nasdaq Capital Market under the symbol “METXW” since May 27, 2020.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

B.	Business Overview

We are one of the leading ELT service providers in China. China’s ELT market is segmented into general ELT, test-oriented ELT and after-school language training sectors. We offer a comprehensive ELT service portfolio comprising general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services to students from a wide range of age groups. We conduct our business through our synergetic offline-online business model, which maximizes the compatibility within our business segments to scale up at relatively low costs.

As of December 31, 2020, we had a nationwide offline learning center network of 105 self-operated learning centers (including 20 learning centers under the “ABC” brand of ABC Education Group, which we acquired in June 2018) covering 28 cities in 15 provinces, autonomous regions and municipalities in China, and 13 franchised learning centers (including four franchised learning centers under the “ABC” brand) covering 12 cities in 11 provinces and municipalities in China. Leveraging our experience gained from operating offline learning centers, we launched our online English learning platform “Likeshuo” in 2014 to further expand our service reach to a larger student base. As of December 31, 2020, we had approximately 1.79 million registered users on our “Likeshuo” platform and cumulatively over 320,000 paying users who purchased our online ELT courses or trial lessons. As of the same date, the cumulative number of student enrollments for our online ELT courses since 2014 was approximately 180,000 and we had delivered over 5.35 million accumulated course hours to our students online. We also have opened two experiential marketing stores in China to enable our prospective students to obtain in-person experience of live streaming online ELT courses delivered on our “Likeshuo” platform. We take advantage of our business model of combining our offline learning center network and online platform to deepen our market penetration and further develop our business.

Our qualified personnel, centralized management system driven by artificial intelligence, and technical expertise enable us to create a learning environment that caters to the specific learning demands of our students. We have a high-caliber teaching staff and an experienced content development team, who are supported by our centralized teaching and management systems to optimize our students’ learning experiences. As of December 31, 2020, we had a team of 1,824 full-time teachers, study advisors and teaching service staff, of which 826 were study advisors and teaching service staff for our offline and online businesses. As of the same date, we also had 163 full-time and part-time foreign teachers from English-speaking countries for our offline ELT services. We have a dedicated content development team focusing on developing practical and innovative education materials independently and in collaboration with our strategic partners. We have built highly centralized and scalable management systems to manage our teaching, marketing, finance and human resources activities across our offline and online businesses. In addition to our management systems, we have made significant investments in developing platforms and systems to support our teaching activities. For example, we utilize the intelligent tracking and learning coaching function of our artificial intelligence-driven teaching management systems to record and analyze our students’ real-time learning process and personalize the course content to address their learning needs.

Our Education Services

We offer a comprehensive portfolio of English language learning and training services covering a full spectrum of student age groups, including general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services. Our offline strong track record of helping students improve English language skills through high-quality courses has made our programs popular in China. From 2018 to 2020, we generated all our revenue from our operations in the PRC. The following table sets forth the breakdown of student enrollment at our self-operated learning centers by service type for the periods indicated.

	Student Enrollment(1)(2)
	For the Year Ended December 31,
	2018		2019	2020
General adult ELT	56,060		49,974	11,337
Junior ELT(3)	8,746	(3)	15,057	10,503
Overseas training services	8,885		8,775	5,527
Online ELT(4)	44,586		49,639	42,943
Total	118,277		123,445	70,310

(1)	The number of student enrollments represents the number of actual new sales contracts entered into between us and our students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time.
(2)	The number of student enrollments does not include the number of paying users of our “Shuangge English” App under our other English language-related services.
(3)	We started to offer junior ELT in January 2018 and acquired ABC Education Group in June 2018. The number of student enrollments for the year ended December 31, 2018 also included the students enrolled with ABC Education Group.
(4)	Student enrollment in our online ELT represents the total number of student enrollments on our online “Likeshuo” platform.

The following table sets forth the breakdown of our revenue and percentage by service type at our self-operated learning centers for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
General adult ELT(1)	903,756	63.5	783,988	54.1	333,500	37.2
Overseas training services	223,601	15.7	203,677	14.1	130,567	14.6
Online ELT
For adults	172,825	12.1	203,982	14.1	203,546	22.7
For juniors	25,586	1.8	37,215	2.6	64,175	7.2
For international test preparation	13,891	1.0	19,066	1.3	19,820	2.2
Japanese	—	—	—	—	2,174	0.2
Subtotal	212,302	14.9	260,263	18.0	289,715	32.3
Junior ELT	65,490	4.6	167,924	11.6	130,348	14.5
Other English language-related services(2)	19,085	1.3	32,047	2.2	12,905	1.4
Total	1,424,234	100.0	1,447,899	100.0	897,035	100.0

(1)	Includes revenue from international standardized test preparation, overseas study application services and short-term study abroad programs.
(2)	Comprise primarily of (i) revenue from our “Shuangge English” App, which had over 9,859, 814 and 411 paying users for the year ended December 31, 2018, 2019 and 2020 respectively; and (ii) the franchise fees we received from our franchised learning centers under the “Meten” brand.

General Adult ELT

Our general adult ELT is primarily designed for students aged over 15, which are offered at our learning centers across the PRC. For details on our learning centers, see “— Our Offline Network.” The courses mainly focus on helping students learn to use English for personal improvement or professional use through close and frequent interaction with our teachers in an engaging environment. General adult ELT is a major component of our business in terms of student enrollment and revenue. In 2018, 2019 and 2020, our general adult ELT segment had 56,060, 49,974 and 11,337 students enrolled, respectively, and generated revenue of RMB903.8 million, RMB784.0 million, and RMB333.5 million (US$51.1 million), respectively.

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

Starting in 2018, we have upgraded our general adult ELT by introducing the “Explore Curriculum,” which was built on our practical spoken English curriculum and expanded to cover more comprehensive ability training. The curriculum consists of our featured “4P courses,” which are language proficiency, presentation, pronunciation and project-based learning, to address the training of our students’ “4C” abilities, namely, communication ability, critical thinking ability, creativity and collaborative skills. The curriculum uses our effective teaching methodology and learning assessment technologies which are a hallmark of all of our courses. The “Explore Curriculum” was developed through our strategic collaboration with the National Geographic Learning (NGL), a renowned global platform for English language teaching and learning. Beginning in 2018, we began gradually replacing the practical business English curriculum with our “Explore Curriculum” as part of our ongoing curriculum updates. As of May 2019, we had implemented the “Explore Curriculum” for our general adult ELT business at all of our self-operated learning centers and franchised learning centers.

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

Overseas Training Services

We provide comprehensive overseas training services for students planning to take international standardized tests and/or study abroad. Such services comprise international standardized test preparation courses and overseas study application and study abroad services. In 2018, 2019 and 2020, the number of student enrollments in our overseas training services was approximately 8,885, 8,775 and 5,527, respectively, which generated revenue of RMB223.6 million, RMB203.7 million and RMB130.6 million (US$20.0 million) for the respective period.

International Standardized Test Preparation. We primarily focus on providing training services to students aged 12 and above who are preparing for TOEFL, IELTS, SAT and ACT, among other international standardized tests. We had an aggregate of more than 24,000 students enrolled since we introduced such services in 2011. Courses are offered in a one-on-one setting to address students’ individualized learning needs and achieve the optimal learning outcomes for each of our students. A test preparation course is typically two hours. We also utilize our self-developed iManager system, an intelligent analysis and evaluation system, to analyze students’ learning progress and collect student feedback to enhance the quality of our teaching services.

Overseas Study Services. We offer overseas study application services and short-term study abroad programs for students interested in obtaining overseas education. For students planning to obtain overseas education, we provide step-by-step overseas study application services, which cover consultation and planning, college major selection, preparation of application documents and visas, as well as campus tours. As of December 31, 2020, we had provided customized overseas study application services to approximately 4,500 students. We also leverage our self-developed iFuture system to help our students access our teachers for study consultation and keep track of their application process. We offer our short-term study abroad programs to expose students to the culture and language environment in various native English-speaking countries.

Online ELT

Leveraging our experience in providing offline ELT we initiated our online ELT platform, “Likeshuo,” in 2014 to further diversify and expand our ELT service lines and market coverage.

Through the “Likeshuo” platform, we offer online live streaming English courses on our websites or in our “Likeshuo” App accessible on mobile devices and tablets. We utilize the intelligent course scheduling function on our self-developed “Likeshuo” platform to give our online users the flexibility to design their own studying plans. An online ELT course hour is typically 45 minutes. As of December 31, 2020, we had approximately 1.79 million registered users on our “Likeshuo” platform. Since the launch of “Likeshuo” and up to December 31, 2020, we had cumulatively over 320,000 paying users who purchased our online ELT courses or trial lessons. In 2018, 2019 and 2020, the student enrollment on the “Likeshuo” platform reached 44,586, 49,639 and 42,943, respectively. As of December 31, 2020, the cumulative number of student enrollments in our online ELT since 2014 was approximately 180,000 and we had delivered over 5.35 million accumulated course hours to our students online. For the paying users of our online English language business, the average course fee per student (also known as average spending) for the fiscal year ended December 31, 2020 was approximately RMB9,100. Our revenue generated from online ELT was RMB212.3 million, RMB260.3 million, and RMB289.7 million (US$44.4 million) for the years ended December 31, 2018, 2019 and 2020, respectively. Certain refund policies are applicable to our online ELT. See “—Pricing and Refund Policies” for details.

We currently offer four types of live streaming English language courses on our “Likeshuo” platform, including:

●	English for Adults. We have developed a comprehensive lessons database covering more than 18 topics in over 5,000 real-life English-speaking scenarios to train students’ practical English language abilities. The curriculums are primarily designed for students aged over 15, which include basic English grammar, basic spelling skills, English speaking, English for travel and English for interviews. We primarily offer small classes with up to 15 students per class. Our high-caliber teaching staff for the online adult English language courses consists of local teachers and foreign teachers from native English-speaking countries, including the United States, the United Kingdom, Australia and Canada. We have established a deep pool of approximately 45,000 teachers who have registered with our “Likeshuo” platform and are accessible by our students online, including approximately 19,000 foreign teachers.

●	Junior English. We have developed an online ELT program primarily designed for young learners aged five to 12, which allows them to learn English anytime anywhere via our website or in our “Likeshuo” App. We primarily offer small classes with up to four students per class. We engage foreign teachers from native English-speaking countries to deliver customized courses to help stimulate students’ interest in speaking and learning English. We generally use teaching materials from native English-speaking countries to improve young learners’ English proficiency by offering them the most relevant courses based on their ages and proficiencies;

●	International Test Preparation. We provide online international test preparation training services for students who plan to take the SAT, ACT, TOEFL and IELTS, among other standardized tests. We primarily offer one-on-one online courses that are taught by our highly experienced teachers, although students can also choose to have courses taught in small classes of usually two to four students per class; and

●	English for Professionals. We tailor this curriculum for people who want to improve their business-related English language skills. We typically offer one-on-one private lessons and incorporate up-to-date and practical real life English content, such as pop culture and various business activities to ensure students enjoy the lessons while increasing their competitiveness in their respective workplaces.

Junior ELT

In June 2018, we acquired ABC Education Group, a junior ELT service provider, which acquisition contributed 20 self-operated and four franchised learning centers to our national learning center network. Our junior ELT courses are mainly designed for students aged six to 18, with the goal of improving their communication ability, critical thinking and creativity by offering an integrated curriculum to cater to their different learning demands. For the fiscal year ended December 31, 2020, we had a student enrollment of 10,503 in our junior ELT (including the student enrollment of ABC Education Group, which we acquired in June 2018). As of the date of this annual report, we had 26 self-operated junior English language learning centers (including 20 learning centers we operated under the “ABC” brand) located in Beijing, Foshan, Zhongshan and Nanchang, among other cities in the PRC. For the years ended December 31, 2018 and 2019 and 2020, our revenue generated from junior ELT was RMB65.5 million, RMB167.9 million and RMB130.3 million (US$20.0 million), respectively.

We offer various fundamental and value-added courses to improve our junior students’ English language skills, creative and critical thinking, appreciation of culture and values, as well as English test-taking skills. We strategically limit the class size to ten to 15 students per class to ensure the quality of our course offerings and effectively engage our students in group discussion. A junior ELT course hour under the “Meten” brand typically is 55 minutes. An ELT course hour under the “ABC” brand is typically one hour.

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

Japanese Language Training Services

To further broaden our service offering, in the first quarter of 2020, we launched online Japanese language training services through a subsidiary formed in partnership with a leading Japanese education brand in China, which caters predominantly to corporate customers. We delivered approximately 16,146 course hours in the fiscal year ended December 31, 2020. For the year ended December 31, 2020, our revenue derived from Japanese language training services was RMB 2.2 million (US$0.3 million).

Other English Language-Related Services

In addition to the major ELT services we provide, we also offer English language-related services. We launched our “Shuangge English” App in 2014 to offer other English language-related services, which applies cutting-edge voice evaluation technology to improve students’ listening, speaking and reading abilities. Our “Shuangge English” App had reached over 2.5 million downloads as of December 31, 2020. We also receive franchise fees for our franchised learning centers. For details, please see “—Our Offline Network.”

Our Offline Network

We have established an extensive network of our self-operated and franchised learning centers to provide students with comprehensive education services.

As of December 31, 2020, we have established a nationwide network of 118 learning centers covering 34 cities in 18 provinces, autonomous regions and municipalities in China. We directly operate 105 learning centers covering 28 cities in 15 provinces, autonomous regions and municipalities in China (including 20 learning centers under the “ABC” brand of ABC Education Group, which we acquired in June 2018), and have 13 franchised learning centers covering 12 cities in 11 provinces and municipalities in China (including four learning centers under the “ABC” brand). The following table sets forth the total number of our learning centers in each province, autonomous region and municipality we operate as of December 31, 2020.

Province, Autonomous Region and Municipality	Number of Learning Center
Self-operated learning centers under the “Meten” brand
Guangdong	37
Jiangsu	9
Chongqing	6
Beijing	6
Sichuan(1)	5
Hubei	3
Zhejiang	3
Liaoning	3
Fujian	3
Shaanxi	2
Yunnan	2
Anhui	2
Jiangxi	2
Hunan	2
Subtotal	85
Self-operated learning centers under the “ABC” brand
Beijing	17
Heilongjiang	3
Sub-total	20
Franchised learning centers under the “Meten” brand
Guangdong	2
Hunan	2
Fujian	1
Zhejiang	1
Jiangsu	1
Liaoning	1
Yunnan	1
Subtotal	9
Franchised learning centers under the “ABC” brand
Hebei	1
Hubei	1
Ningxia	1
Inner Mongolia	1
Subtotal	4
Total	118

Our network has expanded from 94 self-operated learning centers as of January 1, 2017 to 105 self-operated learning centers as of December 31, 2020. Our extensive network currently covers a majority of the major cities in the PRC and we plan to expand our coverage to other provincial and regional central cities with relatively high income per capita, developed local economy and high demand for English usage, and to tier two and tier three cities surrounding tier one cities where we have already established our learning centers.

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

In addition to our self-operated learning centers, we utilize a franchise business model to increase our market penetration. We apply stringent standards in the selection of franchisees and require our franchisees to adopt our centralized management systems to monitor the daily operations at each of our franchised learning centers under our “Meten” brand in order to ensure the consistent delivery of high-quality services to our students. As of December 31, 2020, we had nine franchised learning centers in operation under our “Meten” brand in seven provinces and municipalities in China.

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

Students can use installment payment methods provided by accredited third-party financial institutions to pay for the relevant course and/or service fees. For the fiscal year ended December 31, 2020, approximately 24% of our students have participated in such installment payment arrangement. Under such arrangement, a third-party financial institution provides an interest-free loan to a student and remits the course or service fee to us on behalf of the borrowing student to complete his/her purchase of the relevant course. The borrowing student is obligated to repay the loan to the financial institution in pre-agreed installments a period ranging from six months to 24 months. A transaction fee associated with such installment payment arrangement typically ranges from 4.4% to 10.8% of the total amount of such loan, depending on the length of the installment period, which is generally withheld by such financial institution prior to remitting the course/service fee to us.

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

We develop courses at our headquarters and our learning centers across the PRC adopt the curricula and course materials with certain customization to local requirements and demands. We have a dedicated content development team of approximately 136 staff as of December 31, 2020, which team actively participates in the research and development and updates of our products, course content and IT systems. All of the research and development team members have solid education background and extensive teaching and research experience in the English language education field. As of December 31, 2020, approximately 62.5% of our research and development staff had a bachelor’s degree or above, and approximately 8.1% obtained a master’s degree or above.

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

Teaching service management. We have effectively adopted a technology-based management strategy to record and assess course offerings, teachers’ performance and students’ learning experiences. We have developed our customer relationship management system, or CRM system, and an artificial intelligence-driven integrated teaching management system, or EME system, to provide real-time support and precise analysis of our teachers’ performance in course offerings and the quality of follow-up services for our students throughout our network. For example, we have established a set of standardized evaluation procedures in the EME system to record and assess the performance of our teaching staff.

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

Teacher recruitment and training. We benefit from our standardized teaching staff recruitment and training system, which allows us to apply the best practices in terms of allocation of high-quality teaching resources. We have established a number of stringent recruitment standards for different teaching positions among our learning centers and “Likeshuo” platform to cater to the varying needs of our students. We have devoted significant efforts to recruiting, training and evaluating our teachers and study advisors as part of the centralized management of our operations, which provides a solid foundation for our long-term business growth development. For details on recruiting, training and evaluating our teaching staff, see “—Our Teaching Staff.”

Sales and marketing. We have also adopted a standardized online and offline marketing strategies to recruit prospective students and enhance our reputation. For details, see “—Marketing and Sales.” We have also established approximately 166 offline sales points and two “Likeshuo” experiential marketing stores in China to form an integrated marketing network to assist the recruitment of prospective students as of December 31, 2020. These experiential marketing stores are both located in Guangdong Province. They enable our prospective students to obtain in-person experience of live streaming online ELT courses delivered on our “Likeshuo” platform.

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

Marketing and Sales

We engage in a broad range of marketing approaches to strengthen our brand recognition and enhance the understanding of different course offerings by prospective students and users, which we believe can help generate prospective students’ and users’ interests in our services. From 2017 to 2019, our student enrollment grew approximately 49.2%, while the percentage of selling and marketing expenses in our revenue increased by approximately 17.4%. Due to the COVID-19 pandemic, our selling and marketing activities in 2020 were limited, and the percentage of selling and marketing expenses in our revenue decreased by approximately 29.1% compared to 2019.

We actively promote our brands and services through a wide range of offline sales activities. We have employed over 1,000 professional marketing personnel to conduct effective marketing activities, including advertisement distribution and tele-marketing with customized content to advertise our brands and services to the prospective customers from specific target age groups and regions. As part of our expanded sales efforts, we had approximately 166 offline sales points nationwide as of December 31, 2020, which are generally small marketing booths set up in locations with high traffic and exposure, such as shopping malls, to attract potential customers and educate them about the diverse programs and services we offer.

In terms of our online marketing efforts, we leverage various online marketing channels and our online technologies to selectively provide promotional content on the internet. We have a professional team of approximately 162 online marketing staff, who are responsible for designing and distributing promotional materials through diversified online channels to facilitate our online marketing activities. We utilize the big data technology to effectively target our prospective customers with high demands to learn English from certain age groups and regions. We customize the marketing content regularly to cater for our target student groups by widely using search engine keywords and distributing in-feed advertisements on various types of leading search engines and social media platforms. In addition to advertising on social platforms, we also strive to promote our services efficiently by engaging third-party merchants to conduct digital marketing activities.

Our Teaching Staff

Our teaching staff generally comprises teachers and study advisors, who are critical to maintaining the quality of the education services and promoting our brand recognition for future growth. We have assembled a high-caliber team of teaching professionals with outstanding abilities and passion for teaching, consisting of dedicated local teachers and foreign teachers for our offline courses as well as online teachers for courses on the “Likeshuo” platform. Our total number of full-time teachers increased from 818 as of December 31, 2017 to 998 as of December 31, 2020. We had in total 960 full-time teachers offering ELT courses at our offline learning centers and the remaining 39 teachers for our online courses. In addition, we have employed a number of part-time teachers for our offline and online ELT businesses. As of December 31, 2020, we employed 4,318 part-time teachers, among whom 2,462 were foreign teachers from English-speaking countries.

Personalized Support Provided by Study Advisors

We adopt a collaborative working practice among our teachers and study advisors in our daily education services. Each student is assigned a study advisor who supports the teacher’s offline teaching activities by providing personalized support and guidance to students. Study advisors provide professional advice to students regarding learning methods, follow up and check students’ learning schedules, offer supplementary materials to improve students’ understanding of the content taught in class, collect feedback on teaching quality and provide general counselling services. Study advisors also act as the liaison between the students and our sales staff to facilitate course renewals. As of December 31, 2020, we employed 442 full-time study advisors. As of the same date, we also had 384 full-time teaching service staff to provide all-round management and consultancy services for our students.

Teaching Staff Recruitment

We seek to engage teachers who possess strong academic credentials, excellent communication skills and practical knowledge to employ effective teaching methods to optimize the learning experiences of our students. Our human resources staff examines candidates’ language proficiency, work experience, education background and teaching qualifications, such as TESOL, TEFL and CELTA. As of December 31, 2020, approximately 95.9% of our full-time teachers had a bachelor’s degree or above, and approximately 22.4% have a master’s degree or above. For study advisors, we seek to engage candidates with excellent English language ability and preferably related work experience. Study advisors are required to have strong teamwork skills and are required to be detail-oriented when assisting our teachers in course preparation, event organization and daily classroom operations.

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

We believe that we are well-positioned to effectively compete in the markets in which we operate on the basis of strong reputation, high-quality portfolio of courses, convenient and useful technologies, scalable and efficient business model, extensive and qualified teacher network, strong course content development capabilities and experienced management team. However, some of our current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than we do. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We face significant competition in major programs we offer and geographic markets in which we operate, and if we fail to compete effectively, we would lose our market share and our profitability would be adversely affected.”

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

Our system infrastructure is designed to meet the requirements of our business operations, to support the growth and expansion of our learning center network and to ensure the reliability of our operations. Our data is currently maintained at our headquarters and an offsite IT facility in Shenzhen. For details of the risks associated with the technologies we use, see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Operations—Failure to protect confidential information of our students and teaching staff against security breaches could damage our reputation and brands and substantially harm our business and results of operations.”

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

As of the date of this annual report, we had registered 5 patents and 95 trademarks which bolstered our strong brand recognition in the PRC. We also held 80 domain names relating to our business, including www.meten.com, www.likeshuo.com and www.investor.metenedu-edtechx.com, 21 copyrights to certain course content and technologies we developed in-house and 37 copyrights registration certificates for software programs developed by us relating to various aspects of our operations.

We had not been subject to any intellectual property infringement claims which had any material impact on us up to the date of this annual report. While we actively take steps to protect our intellectual property rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to us. Further, we cannot be certain that the course materials that we license, and our redesign of these materials, do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. We may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in Item 3. “Key Information — D. Risk Factors — Risks Related to Our Business and Operations — We may encounter infringement disputes from time to time relating to our use of intellectual properties of third parties.”

Seasonality

Seasonal fluctuations have affected, and are likely to affect our business in the future. Historically, the PRC offline ELT industry experiences lower gross billings growth rate in the first quarter of each year due to the Chinese New Year holiday, and our industry enjoys increases in gross billings growth during the summer months as certain students are generally on summer holiday and have more time to take ELT courses. Overall, the historical seasonality of our business has been relatively mild due to our rapid growth and our focus on the general ELT business. However, the seasonal trends that we have experienced in the past may not be indicative of our future operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Our results of operations are subject to seasonal fluctuations.”

Insurance

We maintain various insurance policies to safeguard against risks and unexpected events. We maintain insurance to cover our liability should any injuries occur at our learning centers. We maintain medical insurance for our employees and management. We also maintain company property insurance, decoration protection insurance and accident insurance which cover property damage and casualty damage in accidents. We do not have business interruption, general third-party liability, product liability or key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not maintain adequate insurance, which could expose us to significant costs and business disruption.” We consider our insurance coverage to be in line with that of other ELT service providers of similar scale in the PRC.

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

PRC Laws and Regulations Relating to Foreign Investment in Education and Telecommunications

Foreign Investment Industries Guidance Catalog (Amended in 2017) and Special Administrative Measures for Access of Foreign Investments (Negative List for Access of Foreign Investments)

Pursuant to the Catalog of Industries Encouraging Foreign Investment (2019 Version), or the 2019 Encouraged Catalog, which was amended and promulgated jointly by the National Development and Reform Commission and the Ministry of Commerce on June 30, 2019 and became effective on July 30, 2019, and the Special Administrative Measures for Access of Foreign Investments (Negative List for Access of Foreign Investments) (2020 version), or the 2020 Negative List, which was promulgated on June 30, 2020 and implemented on July 23, 2020, foreign investment industries are classified into two categories, (1) industries in which foreign investments are encouraged; and (2) industries in which foreign investments are regulated by the Negative List. The Negative List has further classified regulated foreign investment industries as industries in which foreign investments are restricted and industries in which foreign investments are prohibited. Industries which are not included in the 2020 Negative List are industries in which foreign investments are allowed, unless otherwise prescribed by PRC laws.

Pursuant to the 2020 Negative List, our offline ELT services do not fall in the restricted category, while the online ELT services fall within the scope of value-added telecommunications, which is considered “restricted” and, with a few exceptions, the percentage of foreign ownership cannot exceed 50%.

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

Moreover, the Foreign Investment Law does not stipulate whether “foreign investment” as defined thereunder includes contractual arrangements. Instead, it adds a catch-all provision to the definition of foreign investment so that foreign investment, by its definition, includes “investments through other means stipulated by laws or administrative regulations or by the State Council” without elaboration on the meaning of “other means.”

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

Regulations on Sino-Foreign Cooperation in Operating Schools

Sino-foreign cooperation in operating schools is specifically governed by the Regulation on Sino-Foreign Cooperation in Operating Schools of the PRC, which was promulgated by the State Council on March 1, 2003, became effective on September 1, 2003 and was amended on July 18, 2013 and March 2, 2019, and the Implementing Rules for the Regulations on Operating Sino-foreign Schools, which were issued by the MOE on June 2, 2004 and became effective on July 1, 2004. Pursuant to these regulations, any foreign entity that invests in the education business in China through Sino-foreign cooperation must be an education institution with relevant qualifications and experiences.

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

In addition, a foreign investor who invests in a value-added telecommunications business in the PRC must possess prior experience in operating value-added telecommunications businesses and a proven track record of business operations overseas. Currently, none of the applicable PRC laws, regulations or rules provides clear guidance or interpretation on such qualification requirements. In light of the above restrictions and requirements, we conduct our online ELT and offline ELT service business through a variable interest entity structure.

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

For a detailed discussion on how the Amended Private Education Promotion Law and the above rules will affect our training institutions, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations — We are subject to uncertainties brought by the Amended Private Education Promotion Law and other rules, regulations and opinions promulgated by the PRC government from time to time.”

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

As of the date of this annual report, other than our four learning centers located in Xi’an, Guangzhou, Shenzhen and Hefei that were ordered by the relevant local authorities to suspend their business operations for rectification, no other self-operated learning centers has been ordered to suspend their business operations for rectification by the local authorities. Of these four learning centers, we have applied for the private school operating permits and the learning center in Guangzhou has obtained the private school operating permit, while the competent local authorities are in the process of reviewing their applications with respect to the learning center in Xi’an as of the date of annual report. However, the remaining learning centers in Shenzhen and Hefei were unable to apply for the private school operating permit because the local government authority in Shenzhen has temporarily suspended its acceptance of private school operating permit applications as a result a lack of clear local implementation policy for private training institutions and the local government authority in Hefei has temporarily suspended its acceptance of private school operating permit applications of the adult ELT business. We intend to proactively apply for the private school operating permit for such learning centers once the relevant implementation policy is in place.

Measures of Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers

The MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers on January 11, 2014 and amended such measures on November 8, 2018, which prohibits teachers of elementary and secondary schools from providing paid training in schools or in out-of-school training institutions. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We may not be able to continue to recruit, train and retain dedicated and qualified teaching staff, who are critical to the success of our business and the effective delivery of our ELT services to students.”

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

Regulations on Fire Safety

The Fire Safety Law, promulgated by the Standing Committee of the NPC on April 29, 1998, amended by the Standing Committee of the NPC on October 28, 2008 and April 23, 2019, as well as other relevant detailed fire prevention regulations such as the Provisions on Administration of Construction Permit of Construction Projects, require that premises of training institutions and their training branches with an investment amount of more than RMB300,000 and a construction area of more than 300 square meters shall (i) pass the relevant fire control design examination; and (ii) complete the relevant fire control acceptance inspection.

In accordance with the Interim Provisions on the Management of Fire Control Design Examination and Acceptance of Construction Projects, or the Fire Control Management Provisions, which came into effect on June 1, 2020, the housing and urban-rural development bureaus at or above county level are responsible for the matters related to fire safety requirements. Pursuant to the Fire Control Management Provisions, the construction projects are classified under two categories, namely, special projects and other projects. For special projects, the fire control design examination and fire control acceptance inspection procedure applies, according to which the construction entity undertaking special projects shall submit the application for fire control design examination to the competent authority, who will take responsibility for the review results according to the laws and regulations. Following the inspection and acceptance procedures carried out over the completed special projects, the construction entity shall submit an application for fire control acceptance inspection with the competent authorities. For other projects, documentation filing procedures applies. The construction entities are only required to file with the competent authorities by submitting relevant documents and the competent authorities will issue the acknowledgment for completing the fire safety filing

Pursuant to these regulations, failure to pass the relevant fire control design examination or complete the relevant fire control acceptance inspection shall subject a company to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine of between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall subject a company to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Operations—A certain number of our self-operated learning centers and our owned properties are not in compliance with fire safety regulations.”

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

We are an exempted company with limited liability incorporated in the Cayman Islands. We began our operations in April 2006, when Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo founded Shenzhen Meten. Since our incorporation and as of December 31, 2020, we have established a network of 118 learning centers in China, including 105 self-operated learning centers and 13 franchised learning centers, and also acquired a number of complementary businesses in China.

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

Contractual Arrangements with Our VIE and its Shareholders

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

In the opinion of our PRC counsel these contractual arrangements are valid, binding, and do not and will not violate applicable PRC laws currently in effect, except that the pledges on the equity interests in our VIEs would not be deemed validly created until they are registered with the competent administration of industry and commerce. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our contractual arrangements, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our corporate website is www.investor.metenedu-edtechx.com. The information contained on our website is not part of this annual report.

D.	Property, Plants and Equipment

We currently lease substantially all of the properties we use to operate our business. We are headquartered in Shenzhen and Beijing, and the business premises of our offices and self-operated learning centers are located in 28 cities in China as of December 31, 2020. The majority of lease agreements for our learning centers have terms of three to five years. For most of our learning centers, we pay monthly and quarterly rental charges. The rental payments for our learning centers are either set at a fixed rate during the entire rental period or increased every five years based on a preset rate. For details on locations of our facilities, see “Item 4. Information on the Company—B. Business Overview—Our Offline Network.”

ITEM 4.A.	UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Meten EdtechX Education Group Ltd. was formed for the purpose of effecting the Merger Agreement, dated as of December 12, 2019, by and among EdtechX, the Company, EdtechX Merger Sub, Meten Merger Sub, and Meten International. On March 30, 2020, the parties to the Merger Agreement consummated the Mergers.

The consolidated financial statements of the Company as of and for the year ended December 31, 2020 include the accounts of its subsidiaries and consolidated affiliated entities. The financial statements of the Company as of December 31, 2019 and for each of the years in the two year period ended December 31, 2019 only include the account of Meten International and do not include the historical financial information of Meten EdtechX prior to January 1, 2020. Meten International was determined to be the accounting acquirer given the controller of Meten International effectively controlled the combined entity Meten EdtechX Education Group Ltd after the Mergers.

The Mergers is not a business combination because EdtechX was not a business. The Mergers is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Meten International for the net monetary assets of EdtechX, accompanied by a recapitalization. Meten International is determined as the predecessor and the historical financial statements of Meten International became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization.

The following discussion of our financial condition and results of operations is based upon and should be read in conjunction with our consolidated financial statements and their related notes included elsewhere in this annual report. This annual report contains forward-looking statements. See “Forward-Looking Information” on page iv of this annual report. In evaluating our business, you should carefully consider the information provided under the caption “Item 3. Key Information—D. Risk Factors” in this annual report. We caution you that our businesses and financial performance are subject to substantial risks and uncertainties.

Overview

We are one of the leading general ELT service providers in China. We are committed to improving the overall English competence and practical English language skills of the general Chinese population. We offer a comprehensive ELT service portfolio comprising general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services to students from a wide range of age groups.

We have established a highly scalable offline-online business model. We have a nationwide offline network of both self-operated learning centers and franchised learning centers. As of December 31, 2020, we had established a nationwide offline learning center network of 105 self-operated learning centers covering 28 cities in 15 provinces, autonomous regions and municipalities in China, and 13 franchised learning centers across 12 cities in 11 provinces and municipalities in China as of December 31, 2020. As of December 31, 2020, we had approximately 1.79 million registered users on our “Likeshuo” platform and cumulatively over 320,000 paying users, who purchased our online ELT courses or trial lessons. As of the same date, the cumulative number of student enrollments in our online ELT courses since 2014 was approximately 180,000 and we had delivered over 5.35 million accumulated course hours to our students online.

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

At the same time, our results are subject to changes in the regulatory regime governing the education industry in China. The PRC government regulates various aspects of our business and operations, including the qualification and licensing requirements for entities that provide education services, standards for operating facilities and limitations on foreign investments in the education industry. In addition, the PRC laws and regulations on private education and training services and related regulatory practices are constantly evolving, involve substantial uncertainties, and their implementation differs from region to region. For example, among our self-operated learning centers in operation as of December 31, 2020, 37 of them did not have the private school operating permits or business licenses, or were operating beyond the authorized business scope. We believe some of these learnings centers were not required to obtain such private school operating permits based on local regulations, and they contributed to an aggregate of approximately 9.8% of our total gross billings for the year ended December 31, 2020. Based on our understanding of the current PRC regulatory framework and discussion with our PRC counsel and the relevant local regulatory authorities, we currently believe that we will not be required to actually suspend the operation of any substantial number of our learning centers notwithstanding the regulatory uncertainties. However, we cannot assure you that PRC regulatory authorities will not take any action contrary to our belief in the future, in which case our revenues, gross profit, income from operations and net income may decrease significantly and our liquidity and capital resources may also be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We are required to obtain various operating permits and licenses for our ELT services in China and failure to comply with these requirements may materially and adversely affect our business operations.” For description of the evolving regulatory landscape in China, see “Item 4. B.—Business Overview—Regulations—Regulations on Private Education in the PRC.”

While our business is influenced by factors affecting the offline and online ELT market in China generally, we believe our results of operations are more directly affected by company-specific factors, including the major factors highlighted below.

Student Enrollment

Our revenue primarily consists of course and service fees from students enrolled in our offline ELT and online ELT services, which is directly driven by the number of our student enrollments, which represents the number of actual new sales contracts entered into between us and our students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time. Our total student enrollment increased by 49.5% from 118,277 in 2018 to 123,445 in 2019, and due to the COVID-19 pandemic in 2020, it reduced to 62,810, by 49.1%. Growth in our student enrollment is dependent on our ability to retain our current students and to recruit new students.

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

Number and Maturity of Learning Centers

Our revenue growth is mainly driven by the number of our self-operated and franchised learning centers, which directly affects our overall student enrollment, as well as the maturity of our existing learning centers. Our ability to increase the number of self-operated and franchised learning centers depends on a variety of factors, including, but not limited to, identifying suitable locations and partners, hiring high-caliber teaching staff and other necessary personnel for the new learning centers, and other investment in implementing our centralized management across our offline learning center network. As of December 31, 2020, we had 105 self-operated learning centers covering 28 cities and 15 provinces, autonomous regions and municipalities in China, and 13 franchised learning centers across 12 cities in 11 provinces and municipalities in China. We have adopted a prudent approach to seek and evaluate qualified franchisees and implemented centralized management across all our self-operated and franchised learning centers in various stages. In addition, the maturity of our learning centers affects our revenue growth and profitability. Newly established learning centers normally start contributing to our revenue growth and profitability after an initial ramp-up period, which typically lasts between one to two years. In 2018, 2019 and 2020, most of our newly established learning centers were able to generate sufficient gross billings to cover their operating costs during the ramp-up period. The number of our self-operated learning centers had grown steadily in recent years, increasing from 94 as of January 1, 2017 to 132 as of December 31, 2019. However, due to the impact of the COVID-19 pandemic, the number of our self-operated learning centers decreased to 105 as of December 31, 2020. We intend to continue to expand our learning center network. We believe that our large business scale strengthens our brands and enhances our reputation, which in turn supports further growth of our business. The number of our learning centers in operation may also be affected by changes in the PRC regulatory framework and practices. Among the 105 self-operated learning centers as of December 31, 2020, 37 of them were probably operating without the requisite private school operating permits or business licenses, or were operating beyond their authorized business scope. If we have to actually suspend the business operation of any of our learning centers, our reputation, results of operation and financial conditions could be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—We are required to obtain various operating permits and licenses for our ELT services in China and failure to comply with these requirements may materially and adversely affect our business operations.”

Pricing

Our revenue is directly affected by the pricing of our courses and the type of services we offer. We typically charge students course and service fees based on the total number of course hours, the class sizes and the types of courses the student enrolls in, or the types of services we provide to such student. When we set fee rates for our courses and services, we also consider the general economic condition in and the income level of the residents of the relevant locations of our learning centers, the local demand for our services and our competitors’ fee rates for similar service offerings. See “Item 4. Information on the Company—B. Business Overview—Regulations—Pricing and Refund Policies” for details of our pricing policy.

We implement our effective centralized management systems at a majority of our franchised learning centers and require them to adhere to our standardized pricing and refund policies we apply at our self-operated learning centers in order to maintain stable student retention rates and efficient operations at our franchise learning centers. We may adjust the course and service fees for new contracts when we have upgraded our existing courses or developed new courses and services. The course and service fee levels of our learning centers remained relatively stable in 2018, 2019 and 2020. In the long run, we seek to gradually increase our course and service fee levels without compromising our student enrollment.

Cost Control and Operating Efficiency

Our profitability depends significantly on our ability to improve our operating efficiency through effective cost control. Our cost of revenues consists primarily of teaching staff costs and property expenses for our self-operated learning centers. Teaching staff costs depend on the number of our teachers we employ and their levels of compensation. We offer attractive compensation to our teachers to attract and retain the best teaching talent. The number of our full-time teachers, study advisors and teaching service staff increased from 2,152 as of December 31, 2018 to 2,534 as of December 31, 2019 and further to 1,824 as of December 31, 2020, which were in line with our efforts to enhance our teaching quality, the growth of student enrollment and the expansion of our network and course offerings.

Our operating expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. Historically, we have incurred significant sales and marketing expenses primarily because we utilize a variety of sales and marketing approaches to increase our student enrollment and strengthen our brand recognition, including, but not limited to, various offline sales activities. See “Item 4. Information on the Company—B. Business Overview—Marketing and Sales.” In addition, we leverage our developed offline and online marketing channels to recruit new students.

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

The Impact of the Coronavirus Disease 2019

Our results of operations and financial conditions in 2020 were affected by the COVID-19 pandemic, and may continue to be affected by the COVID-19 pandemic in 2021 and potentially beyond. In early February 2020, we temporarily closed all of our learning centers in the PRC in response to government mandates. Leveraging our efficient and synergetic omnichannel business model, in early February 2020, we temporarily migrated all offline general adult ELT, overseas training and junior ELT courses to various online platforms to transition the relevant training services. These online platforms we utilized to facilitate the migration included our Likeshuo platform and our proprietary and third-party online platforms.

Since the second quarter of 2020, the number of newly confirmed COVID-19 cases in China declined, and the business activities in China’s major cities started to resume. As such, we re-opened 95 of our learning centers (including 84 self-operated learning centers and 11 franchised learning centers) by the end of June 2020. By September, 2020, we re-opened all of our learning centers. By October 2020, the operation of both our offline ELT and online ELT services returned to normal.

Due to the COVID-19 pandemic, we had recognized an aggregate RMB897.0 million (US$137.5 million) in revenue in 2020, a 38.0% decrease compared to RMB1,447.9 million in 2019. As of December 31, 2020, we had RMB90.1 million (US$13.8 million) in cash and cash equivalents. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. We will pay close attention to the development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Any natural catastrophes, severe weather conditions, health epidemics, including COVID-19, and other extraordinary events could severely disrupt our business operations” in this annual report for more details.

Key Components of our Results of Operations

Revenues

For the years ended December 31, 2018, 2019 and 2020, we primarily offered general adult ELT, overseas training services, online ELT, junior ELT and other English language-related services. The table below sets forth a breakdown of our revenue for the periods indicated:

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General adult ELT(1)	903,756	63.5	783,988	54.1	333,500	51,111	37.2
Overseas training services	223,601	15.7	203,677	14.1	130,567	20,010	14.6
Online ELT
For adults	172,825	12.1	203,982	14.1	203,546	31,195	22.7
For juniors	25,586	1.8	37,215	2.6	64,175	9,835	7.2
For international test preparation	13,891	1.0	19,066	1.3	19,820	3,038	2.2
Japanese	—	—	—	—	2,174	333	0.2
Subtotal	212,302	14.9	260,263	18.0	289,715	44,401	32.3
Junior ELT	65,490	4.6	167,924	11.6	130,348	19,977	14.5
Other English language-related services(2)	19,085	1.3	32,047	2.2	12,905	1,978	1.4
Total	1,424,234	100.0	1,447,899	100.0	897,035	137,477	100.0

(1)	Includes revenue from the sales of goods, such as educational materials and food and beverages sold at our self-operated learning centers.
(2)	Includes (i) franchise fees received from our franchised learning centers under the “Meten” brand; and (ii) revenue generated from our “Shuangge English” App.

Revenue generated from general adult ELT was RMB903.8 million, RMB784.0 million, and RMB333.5 million (US$51.1 million), representing 63.5%, 54.1% and 37.2% of our total revenue for the year ended December 31, 2018, 2019 and 2020, respectively. Revenue generated from overseas training services was RMB223.6 million, RMB203.7 million, and RMB130.6 million (US$20.0 million), representing 15.7%, 14.1% and 14.6% of our total revenue for the year ended December 31, 2018, 2019 and 2020, respectively. Revenue generated from junior ELT was RMB65.5 million, RMB167.9 million, and RMB130.3 million (US$20.0 million), representing 4.6%, 11.6% and 14.5% of our total revenue in for the year ended December 31, 2018, 2019 and 2020, respectively. With respect to our general adult ELT, overseas training services and junior ELT, we generally collect course/service fees upfront from our students or in installments. We have refund policies in place for these businesses, and will refund the relevant course/service fees partially or fully depending on when the request is made by the students in the applicable refund period. For our general adult ELT, overseas training services and junior ELT, we record the course/service fees initially as financial liabilities from contracts with customers, and then as deferred revenue depending on whether the course/service fees under the relevant contracts are refundable.

Revenue generated from our online ELT was RMB212.3 million, RMB260.3 million, and RMB289.7 million (US$44.4 million), representing 14.9%, 18.0% and 32.3% of our total revenue in for the year ended December 31, 2018, 2019 and 2020, respectively. For the years ended December 31, 2018, 2019 and 2020, revenue generated from online ELT for adults was RMB172.8 million, RMB204.0 million, and RMB203.5 million (US$31.2 million), respectively, representing 81.4%, 78.4% and 70.3%, respectively, of our revenue generated from the online ELT business. For the year ended December 31, 2018, 2019 and 2020, revenue generated from online ELT for juniors was RMB25.6 million, RMB37.2 million, and RMB64.2million (US$9.8 million) respectively, representing 12.1%, 14.3% and 22.2%, respectively, of our revenue generated from the online ELT business. Students of our online ELT services purchase prepaid study cards to enroll in the courses. We typically allow a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with delivering such courses/services online if a student requests a refund during the contract period. We record the proceeds collected from online ELT initially as financial liabilities from contracts with customers, and revenue is generally recognized proportionately as the course hours are delivered. For details of our pricing and refund policies, please see “—Pricing and Refund Policies.” In addition, for further details of our revenue recognition policies, please see “—Critical Accounting Policies—Revenue Recognition.”

We generate other revenue primarily from the franchised learning centers under the “Meten” brand through which our franchise partners are authorized to use our brand and are required to adopt our centralized management system. We receive an initial or renewal franchise fee when we enter into or renew a franchise agreement, and a one-time design consulting fee. During the term of the franchise, we charge each franchised learning center a recurring franchise fee based on an agreed percentage of its collected course and service fees and related individual course materials fees. Our other revenue also includes revenue generated from our self-developed “Shuangge English” App, which applies the cutting-edge voice evaluation technology to improve students’ listening, speaking and reading abilities. See “—Our Education Services—Other English Language-Related Services” for details.

Cost of Revenues

Our cost of revenues consists primarily of (i) staff costs, including teaching staff costs and, to a lesser extent, costs relating to research and curriculum development team; (ii) property expenses, including rental, utilities and maintenance expenses of our learning centers; (iii) depreciation and amortization, which represents the depreciation of real properties and equipment for learning centers, amortization of operating lease right-of-use assets and amortization of our training services related intangible assets; and (iv) others, which primarily include consulting fees, foreign teacher-related administrative expenses and teaching materials costs. Our cost of revenues accounted for 44.1%, 52.2% and 67.7% of our revenues for the years ended December 31, 2018, 2019 and 2020, respectively. The following table sets forth the components of cost of revenues both in absolute amount and as a percentage of our total cost of revenues for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	396,111	63.1	471,986	62.5	394,160	60,408	64.9
Property expenses	148,024	23.6	187,586	24.8	150,680	23,093	24.8
Depreciation and amortization for learning centers	22,838	3.6	35,039	4.6	39,480	6,051	6.5
Others	61,023	9.7	60,745	8.1	22,757	3,487	3.8
Total	627,996	100.0	755,356	100.0	607,077	93,039	100.0

The following tables set forth a breakdown of our cost of revenues by major business segment for the periods indicated.

General adult ELT

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	186,693	55.4	203,443	56.3	134,718	20,646	58.9
Property expenses, depreciation and amortization	123,827	36.8	129,422	35.8	93,393	14,313	40.8
Others	26,242	7.8	28,606	7.9	514	79	0.3
Total	336,762	100.0	361,471	100.0	228,625	35,038	100.0

Overseas training services

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	74,123	61.8	63,416	54.1	40,898	6,268	42.5
Property expenses, depreciation and amortization	33,397	27.9	37,980	32.4	50,661	7,764	52.6
Others	12,378	10.3	15,923	13.5	4,690	719	4.9
Total	119,898	100.0	117,319	100.0	96,249	14,751	100.0

Online ELT

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	107,440	93.3	145,776	93.7	167,326	25,644	98.3
Property expenses, depreciation and amortization	911	0.8	7,741	5.0	757	116	0.4
Others	6,807	5.9	2,126	1.3	2,194	336	1.3
Total	115,158	100.0	155,643	100.0	170,277	26,096	100.0

Junior ELT

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	23,306	55.8	54,240	50.8	45,560	6,982	44.5
Property expenses, depreciation and amortization	12,726	30.5	47,483	44.4	44,442	6,811	43.4
Others	5,741	13.7	5,131	4.8	12,413	1,902	12.1
Total	41,773	100.0	106,854	100.0	102,415	15,695	100.0

Gross Profit and Gross Profit Margin

The following table sets forth our gross profit and gross profit margin by major business segment for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit		Gross Profit Margin
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General adult ELT	566,994	62.7	422,517	53.9	104,875	16,073	31.4
Overseas training services	103,703	46.4	86,358	42.4	34,318	5,259	26.3
Online ELT	97,144	45.8	104,620	40.2	119,438	18,305	41.2
Junior ELT	23,717	36.2	61,070	36.4	27,933	4,281	21.4
Total	791,558	56.3	674,565	47.6	286,564	43,918	32.4

Operating Expenses

Our operating expenses consist of selling and marketing expenses, general and administrative expenses, as well as research and development expenses. The table below sets forth our operating expenses, both in absolute amount and as a percentage of our total operating expenses for the periods indicated.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses	425,217	57.1	437,986	47.6	310,433	47,576	44.9
General and administrative expenses	293,157	39.4	449,903	48.9	348,435	53,400	50.4
Research and development expenses	26,178	3.5	32,333	3.5	31,878	4,886	4.7
Total	744,552	100.0	920,222	100.0	690,746	105,862	100.0

Selling and Marketing Expenses

Our selling and marketing expenses primarily consist of (i) salaries and benefits of our sales and marketing personnel, which amounted to RMB259.2 million, RMB271.7 million, and RMB173.8 million (US$26.6 million) for the year ended December 31, 2018, 2019 and 2020, respectively; and (ii) marketing expenses, which amounted to RMB144.2 million, RMB140.3 million, and RMB123.3 million (US$18.9 million) for the year ended December 31, 2018, 2019 and 2020, respectively. Our marketing expenses primarily consist of promotional activity expenses, including rental cost and personnel expenses for our offline sales points, online marketing expenses, media advertisement expenses and other marketing expenses; (iii) promotional expenses relating to the recruitment of prospective student; (iv) tele-marketing expenses; (v) consulting service fees for sales and marketing purposes; and (vi) others, which primarily consist of the transaction fees withheld by certain third-party financial institutions in relation to the installment payment arrangement we help set up between certain of our students and such financial institutions to facilitate the payments of the course/service fees by such students, which are recorded as sales and marketing expenses. See Item 4. B.—Business Overview—Regulations—Pricing and Refund Policies.” As we continue to increase our sales and marketing efforts in line with our business expansion, we expect that our selling and marketing expenses will likely continue to increase in absolute amounts.

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

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenue, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	For the Year Ended December 31,
	2018		2019		2020
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenues	1,424,234	100.0	1,447,899	100.0	897,035	137,477	100.0
Cost of revenues	(627,996)	(44.1)	(755,356)	(52.2)	(607,077)	(93,039)	(67.7)
Gross profit	796,238	55.9	692,543	47.8	289,958	44,438	32.3
Operating expenses:
Selling and marketing expenses	(425,217)	(29.9)	(437,986)	(30.2)	(310,433)	(47,576)	(34.6)
General and administrative expenses	(293,157)	(20.6)	(449,903)	(31.1)	(348,435)	(53,400)	(38.8)
Research and development expenses	(26,178)	(1.8)	(32,333)	(2.2)	(31,878)	(4,886)	(3.6)
(Loss)/income from operations	51,686	3.6	(227,679)	(15.7)	(400,788)	(61,424)	(44.7)
Interest income	1,150	0.1	1,633	0.1	448	69	*
Interest expenses	(8)	*	(2,453)	(0.2)	(6,101)	(935)	(0.7)
Foreign exchange gain/(loss), net	21	*	(19)	*	(382)	(59)	*
Gains/(losses) on disposal and closure of subsidiaries and branches	—	—	583	*	(31,884)	(4,886)	(3.6)
Gains on available-for-sale investments	3,916	0.3	—	—	—	—	—
Gains on Short-term investments	—	—	—	—	495	76	0.1
Government grants	7,817	0.5	5,773	0.4	28,124	4,310	3.1
Equity in income/(loss) on equity method investments	1,668	0.1	2,658	0.2	(1,532)	(235)	(0.2)
Others, net	1,649	0.1	4,044	0.3	4,640	711	0.5
(Loss)/income before income tax	67,899	4.8	(215,460)	(14.9)	(406,980)	(62,373)	(45.4)
Income tax (expense)/benefit	(14,454)	(1.0)	(9,608)	(0.7)	(5,803)	(889)	(0.6)
Net (loss)/income	53,445	3.8	(225,068)	(15.5)	(412,783)	(63,262)	(46.0)

*	Denotes percentages between (0.1%) and 0.1%.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

Our total revenue decreased by 38.0% from RMB1,447.9 million in 2019 to RMB897.0 million (US$137.5 million) in 2020, primarily as a result of the adverse impact of the COVID-19 pandemic in 2020.

For our general adult ELT, revenues decreased from RMB784.0 million in 2019 to RMB333.5 million (US$51.1 million) in 2020, for our overseas training services, revenues decreased from RMB203.7 million in 2019 to RMB130.6 million (US$20.0 million) in 2020, and for our Junior ELT, revenues decreased from RMB167.9 million in 2019 to RMB130.3 million (US$20.0 million) in 2020.This decrease in revenues was largely driven by the temporary closure of the Company’s learning centers during the period due to the COVID-19 pandemic.

For our online ELT, revenues increased from RMB260.3 million in 2019 to RMB289.7 million (US$44.4 million) in 2020. On the one hand, the COVID-19 has promoted the development of online education, and more consumers are actively choosing online education platforms. On the other hand, the competitive advantages of our efficient omnichannel platform and rising brand awareness also give the Company a competitive advantage in terms of customer acquisition.

Cost of Revenues

Our total cost of revenues decreased by 19.6% from RMB755.4 million in 2019 to RMB607.1 million (US$93.0 million) in 2020. This was predominantly due to our efforts to optimize costs and drive greater operating efficiencies in response to the COVID-19 pandemic.

Gross Profit and Gross Profit Margin

As a result of the foregoing, our gross profit decreased by 58.1%, from RMB692.5 million in 2019 to RMB290.0 million (US$44.4 million) in 2020. Our gross profit margin decreased from 47.8% in 2019 to 32.3% in 2020 due to the negative impact of COVID-19 for the majority of the year.

Selling and Marketing Expenses

Our selling and marketing expenses decreased by 29.1% from RMB438.0 million in 2019 to RMB310.4 million (US$47.6 million) in 2020, primarily as a result of lower marketing activity due to the temporary closure of offline learning centers during COVID-19 in 2020.

General and Administrative Expenses

Our general and administrative expenses decreased by 22.6% from RMB449.9 million in 2019 to RMB348.4 million (US$53.4 million) in 2020. This increase was primarily due to (i) the decreased staff cost, rental and other expenses for our offices due to the temporary closure of learning centers during COVID-19 in 2020; (ii) an increase in provision for impairment of goodwill and accounts receivable from franchisees as these related learning centers were closed; (iii) share-based compensation expenses; and (iv) warrant financing expenses.

Research and Development Expenses

Our research and development expenses decreased by 1.4% from RMB32.3 million in 2019 to RMB31.9 million (US$4.9 million) in 2020.

Interest Income

Our interest income decreased by 72.6% from RMB1.6 million in 2019 to RMB448,000 (US$69,000) in 2020 mainly the decrease of interest income from our cash deposit in 2020.

Interest Expenses

Our interest expenses increased from RMB2.5 million in 2019 to RMB6.1 million (US$0.9 million) in 2020. This increase was primarily because we borrowed additional bank loans in 2020 and incurred related interest expenses.

Foreign Exchange Gain/(Loss), net

We had a net total of RMB19,000 foreign exchange loss in 2019, as compared to a net total of RMB382,000 (US$59,000) foreign exchange loss in 2020.

Gains/(losses) on disposal and closure of subsidiaries and branches

Our losses on disposal and closure of subsidiaries and branches increased from RMB 583,000 in 2019 to RMB31.9 million (US$4.9 million) in 2020. Due to the COVID-19 outbreak in 2020, we optimized the layout of offline centers and closed some offline learning centers, which resulted in large disposal losses.

Gains on Short-term investments

Our gains on short-term investments increased from nil in 2019 to RMB495,000 (US$75,862) in 2020, mainly due to gain from the company’s investment in financial instruments.

Government Grants

We had a total of RMB5.8 million government grants in 2019, as compared to RMB28.1 million (US$4.3 million) in 2020. Such government grants were non-recurring in nature and could fluctuate.

Equity in Income/(loss) on Equity Method Investments

Our gain on equity method investments was RMB2.7 million in 2019, and loss on equity method investments RMB1.5 million (US$0.2 million) in 2020. This decrease was primarily as a result of two of the education service companies we invested in, namely, Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., generated a loss because of the impact of the COVID-19 pandemic.

Others, Net

Our net income from others increased from a gain of RMB4.0 million in 2019 to a gain of RMB4.6 million (US$711,000) in 2020.

Income/(Loss) Before Income Tax

As a result of the foregoing, we had a loss before income tax of RMB215.5 million in 2019, as compared to a loss before income tax of RMB407.0 million (US$62.4 million) in 2020.

Income Tax Expense/Benefit

We had income tax expense of RMB9.6 million in 2019, as compared to income tax expense of RMB5.8 million (US$0.9 million) in 2020.

Net Income/(Loss)

As a result of the foregoing, we had net loss of RMB225.1 million in 2019, as compared to a net loss of RMB412.8 million (US63.3 million) in 2020.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenues

Our total revenue increased by 1.7% from RMB1,424.2 million in 2018 to RMB1,447.9 million (US$208.0 million) in 2019. This increase was primarily due to (i) the growth of our online ELT business as the student enrollment increased from 44,586 in 2018 to 49,639 in 2019; and (ii) the gradual maturity and growth of our junior ELT business since we began to operate this business in April 2018 and subsequently acquired ABC Education Group, an English language training service provider, in June 2018, which resulted in student enrollment increasing from 8,746 in 2018 to 15,057 in 2019. This increase was partially offset by a decrease in revenue from our general adult ELT business mainly as a result of our effort to implement the new “Explore Curriculum” for our general adult ELT business, which resulted in a decrease in our delivery of course hours and segment revenue recognized as we focused on training our teaching staff and delivering such new courses in a small-class setting during the implementation stage.

For our general adult ELT, revenues decreased from RMB903.8 million in 2018 to RMB784.0 million (US$112.6 million) in 2019, primarily due to (i) a decrease in the course hours delivered and segment revenue recognized as a result of the implementation of the “Explore Curriculum” at our self-operated learning centers during the implementation period, which was completed in May 2019; and (ii) a decrease of student enrollment from 56,060 in 2018 to 49,974 in 2019, primarily as a result of (a) the negative industry-wide sentiment created by the winding down of one of Meten’s major competitors in 2019, which adversely affected the short-term demand for general adult ELT services; and (b) a reduction in student enrollment for the dedicated English language training boot camps as we strategically scaled down this business in 2019. Excluding the effect of gross billings and student enrollment under the English language training boot camps, which is a two-day add-on course we began to offer to both newly enrolled or existing students under the general adult ELT segment in 2017, the average course fee per student under our general adult ELT increased from RMB26,615 in 2018 to RMB27,633 in 2019.

For our overseas training services, revenues decreased from RMB223.6 million in 2018 to RMB203.7 million (US$29.3 million) in 2019, primarily due to our strategic adjustment to shift our focus from overseas training services to our other three main business segments. The average course fee per student decreased from approximately RMB29,709 in 2018 to RMB29,330 in 2019.

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

Gains/(losses) on disposal and closure of subsidiaries and branches

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

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by its management to evaluate its operating performance. We also believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its consolidated results of operations in the same manner as its management and in comparing financial results across accounting periods and to those of its peer companies.

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

Adjusted net income represents net income/(loss) before share-based compensation, offering expenses and warrant financing. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(27,147)	40,342	53,445	(225,068)	(412,783)	(63,262)
Add:
Share-based compensation expenses	6,557	7,886	7,648	96,661	52,256	8,009
Offering expenses	—	—	14,766	28,123	—
Warrant financing	—	—	—	—	41,118	6,302
Adjusted net (loss)/income	(20,590)	48,228	75,859	(100,284)	(319,409)	(48,951)

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses, offering expenses and warrant financing. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2016	2017	2018	2019	2020
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	(27,147)	40,342	53,445	(225,068)	(412,783)	(63,262)
Subtract:
Net interest income/(loss)	1,809	4,094	1,142	(820)	(5,653)	(866)
Add:
Income tax expense/(benefit)	7,869	19,539	14,454	9,608	5,803	889
Depreciation and amortization	31,659	36,768	54,944	58,453	55,950	8,575
EBITDA	10,572	92,555	121,701	(156,187)	(345,377)	(52,932)
Add:
Share-based compensation expenses	6,557	7,886	7,648	96,661	52,256	8,009
Offering expenses	—	—	14,766	28,123	—	—
Warrant financing	—	—	—	—	41,118	6,302
Adjusted EBITDA	17,129	100,441	144,115	(31,403)	(252,003)	(38,621)

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for 2018, 2019 and 2020.

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC “resident enterprise,” we could be subject to PRC income tax at the rate of 25% on our worldwide income, and holders of our ordinary shares may be subject to a PRC withholding tax upon the dividends payable and upon gain from the sale of our ordinary shares.”

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

Cash Flows and Working Capital

Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2018, 2019 and 2020, we had RMB174.7 million, RMB140.1 million, and RMB90.1 million (US$13.8 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

We intend to finance our future working capital requirements and capital expenditures from cash generated from operating activities, and funds raised from financing activities, including the net proceeds we received from the Transactions. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The PRC regulation of loans and direct investments in PRC subsidiaries by offshore holding companies and governmental control of currency conversion may delay us from using the working capital to make loans or additional capital contributions to our PRC subsidiaries, our affiliated entities, which could harm our liquidity and our ability to fund and expand our business.” We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2018	2019	2020
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash flow Data:
Net cash flow generated from/(used in) operating activities	78,535	(21,571)	(343,218)	(52,601)
Net cash used in investing activities	(74,793)	(89,159)	(680)	(104)
Net cash generated from/(used in) financing activities	(142,633)	72,995	292,640	44,849
Net increase/(decrease) in cash and cash equivalents and restricted cash	(138,891)	(37,735)	(51,258)	(7,856)
Cash and cash equivalents and restricted cash at the beginning of year	328,357	189,466	151,731	23,254
Cash and cash equivalents and restricted cash at the end of year	189,466	151,731	100,473	15,398

Operating Activities

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

Net cash flow used in operating activities amounted to RMB21.6 million for the year ended December 31, 2019. The difference between our net loss of RMB225.1 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB58.5 million; (ii) amortization of operating lease right-of-use assets of RMB134.8 million; (iii) share-based compensation expenses of RMB96.7 million; and (iv) an increase in financial liabilities from contracts with customers of RMB66.9 million, partially offset by (i) a decrease in operating lease liabilities of RMB121.3 million; (ii) an increase in accounts receivable of RMB42.2 million; and (iii) a decrease in deferred revenue of RMB35.3 million. Operating lease liabilities decreased mainly due to an increase of payments for leased assets. Our accounts receivable relates to the franchise fees to be received from our franchised learning centers, which increased for the year ended December 31, 2019 because we usually settle these franchise fees with our franchised learning centers at year end. The decrease in deferred revenue for the year ended December 31, 2019 mainly as a result of the reduction in the increase of gross billings due to slower increase in student enrollment in our general adult ELT business in the year ended December 31, 2019, whereas we continue to recognize revenue proportionately as the course hours were consumed for the main general adult ELT courses or on a straight line basis over the entire main general adult ELT course period for supplementary general adult ELT courses, in accordance with our revenue recognition policy.

Net cash flow used in operating activities amounted to RMB343.2 million (US$52.6 million) for the year ended December 31, 2020. The difference between our net loss of RMB412.8 million (US$63.3 million) and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB56.0 million (US$8.6 million); (ii) amortization of operating lease right-of-use assets of RMB125.5 million (US$19.2 million); (iii) Warrant financing expenses of RMB41.1 million (US$6.3 million); (iv) share-based compensation expenses of RMB52.3 million (US$8.0 million); and (v) a decrease in financial liabilities from contracts with customers of RMB105.5 million (US$16.1 million), partially offset by (i) a decrease in operating lease liabilities of RMB107.0 million (US$16.4 million); (ii) an increase in accounts receivable of RMB22.1 million (US$3.4 million); and (iii) a decrease in deferred revenue of RMB80.0 million (US$12.3 million). Operating lease liabilities decreased mainly due to the closure of some Learning Centers and the withdrawal of lease. Our accounts receivable relates to the franchise fees to be received from our franchised learning centers, which increased for the year ended December 31, 2020 because we have received some students who have been transferred from the franchise center. The decrease in deferred revenue for the year ended December 31, 2020 mainly as a result of the decrease of gross billings due to the COVID-19 pandemic.

Investing Activities

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

Net cash used in investing activities amounted to RMB89.2 million for the year ended December 31, 2019, which was primarily attributable to (i) the advances to related parties of RMB45.0 million; (ii) the purchases of property and equipment of RMB86.5 million; and (iii) acquisition of subsidiaries of RMB38.6 million in connection with our acquisitions of certain franchised learning centers in Yunan, Jiangsu and Anhui Provinces, partially offset by (i) our repayment of advances to related parties of RMB64.1 million; and (ii) our repayment of loan to a third party of RMB20.0 million.

Net cash used in investing activities amounted to RMB680,000 (US$104,000) for the year ended December 31, 2020, which was primarily attributable to (i) Purchase of short-term investments RMB 42.0 million (US$6.4 million); (ii) the purchases of property and equipment of RMB25.7 million (US$3.9 million); and (iii) the advances to related parties of RMB10.2 million (US$1.6 million), partially offset by (i) the proceeds from maturity of short-term investments RMB 42.5 million (US$6.5 million); (ii) the proceeds from disposal of property and equipment RMB 22.7 million (US$3.5 million), and (iii) our repayment of advances to related parties of RMB11.9 million (US$1.8 million).

Financing Activities

Net cash used in financing activities amounted to RMB142.6 million for the year ended December 31, 2018, which was primarily attributable to (i) repayment of advances from related parties of RMB26.3 million; and (ii) and distribution in connection with our Reorganization of RMB148.3 million, partially offset by the advances from related parties of RMB37.1 million.

Net cash flow generated from financing activities amounted to RMB73.0 million for the year ended December 31, 2019, which was primarily attributable to (i) the proceeds from bank loans of RMB107.0 million; and (ii) the proceeds of advances from related parties of RMB31.1 million, partially offset by our (i) repayment of advances from related parties of RMB50.3 million; and (ii) repayment of bank loans of RMB15.0 million.

Net cash flow generated from financing activities amounted to RMB292.6 million (US$44.8 million) for the year ended December 31, 2020, which was primarily attributable to (i) the proceeds from recapitalization of RMB216.2 million (US$33.1 million); and (ii) the proceeds from bank loans of RMB185.0 million (US$28.4 million); and (iii)the proceeds of advances from related parties of RMB63.7 million (US$9.8 million), partially offset by our (i) repayment of advances from related parties of RMB14.3 million (US$2.2 million); and (ii) repayment of bank loans of RMB143.1 million (US$21.9 million).

Capital Expenditures

Our capital expenditures amounted to RMB64.4 million, RMB86.5 million, and RMB25.7 million (US$3.9 million) in 2018, 2019 and 2020, respectively, for purchases of property and equipment and intangible assets, such as course materials and software, as we expanded existing and opened new self-operated learning centers. We will continue to make capital expenditures to meet the expected growth of our business and expect that cash generated from our operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

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

The following table summarizes the effect on the consolidated balance sheet as a result of adopting ASC 842.

	December 31, 2018 As previously reported	Effect of the Adoption of ASC 842	January 1, 2019 As adjusted
Current portions:
Prepayment and other current assets	104,761	(10,612)	94,149
Current operating lease liabilities	—	99,706	99,706
Non-current portions:
Operating lease right-of-use assets	—	397,490	397,490
Intangible assets, net	36,904	(6,305)	30,599
Operating lease liabilities	—	280,867	280,867

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

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Course Content Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2020 to December 31, 2020 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Off-Balance Sheet Arrangements

We, in cooperation with several third-party financing institutions (the “Loan Institutions”), offer tuition installment payment option to our students. Under this arrangement, the Loan Institutions remit the tuition fee to us for the borrowing students to complete their purchases of the courses. The interest expenses of the installment are born by the borrowing students who are obligated to repay the loans in pre-agreed installments over a period of six months to 24 months to the Loan Institutions. According to one of the arrangements we had with the Loan Institutions, we are obligated to repay 50% of the overdue amounts to the Loan Institution for any default in repayment by the borrowing students. The maximum amount of undiscounted payments we would have to make in the event of borrower default is RMB13,463, RMB199 and nil as of December 31, 2018, 2019 and 2020, respectively. We consider the fair value of the guarantee not to be significant to our consolidated financial statements and do not recognize this as a liability based on the estimated fair value of the guarantee.

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

F.	Tabular Disclosure of Contractual Obligations

The following table sets forth our contractual obligations as of December 31, 2020:

	Payment Due by Period
(In thousands of RMB)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating lease obligations(1)	356,793	155,400	155,018	42,924	3,451
Purchase obligations(2)	4,104	4,104	-	-	-
Total	360,897	159,504	155,018	42,924	3,451

(1)	Represents our non-cancelable leases for our offices, learning centers and service centers. See note 15 to our consolidated financial statements included elsewhere in this annual report.
(2)	Represents leasehold improvement obligations in connection with renovations of the leased facilities and purchase of property and equipment.

G.	Safe Harbor

See “Forward-Looking Statements” on page iv of this annual report.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Siguang Peng(3)	41	Chief Executive Officer, Director
Yupeng Guo(2)	42	Vice President, Director and Acting Chief Financial Officer
Jishuang Zhao(2)(3)	44	Director
Yongchao Chen	41	Director
Yanli Chen(1)(3)	49	Independent Director
Zhiyi Xie(1)(2)	41	Independent Director
Ying Cheng(1)	46	Independent Director
Libin Ma	51	Independent Director
Guoqiang Fei	62	Independent Director

(1)	Member of the Audit Committee
(2)	Member of the Nominating and Corporate Governance Committee
(3)	Member of the Compensation Committee

Siguang Peng is a founder of Meten and has served as our director and chief executive officer since inception. Prior to starting Meten’s business in 2006, Mr. Peng served as director of teaching department and principal of Quanzhou School of King’s International from 2004 to 2006. Mr. Peng received his EMBA degree from China Europe International Business School in 2011 and his bachelor’s degree in international economics and trading from Changchun University of Science and Technology in 2000.

Yupeng Guo is a founder of Meten and has served as our director and vice president since inception and served as our acting chief financial officer since April 2021. Prior to starting Meten’s business in 2006, Mr. Guo served as director of marketing department of Quanzhou School of King’s International from 2005 to 2006. Mr. Guo received his EMBA degree from China Europe International Business School in 2012, his master’s degree in business administration from Shanghai Jiaotong University in 2007 and his bachelor’s degree in trading and economics from Changchun University of Science and Technology in 2000.

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

Yongchao Chen has served as our director since inception. Mr. Chen joined Meten in May 2006. Prior to that, Mr. Chen served as a translator at Longwangang Group Shanghai Industrial Co., Ltd. from 2003 to 2005. Mr. Chen received his bachelor’s degree in accounting computerization from Changsha University of Science & Technology (formerly known as Changsha Communication College) in 2002.

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

Libin Ma has served as our independent director since March 2021. Mr. Ma has served as the chairman of the board of directors and President of Piano Scientific Artist House (Guangdong) Co., Ltd. (“Piano”), a company founded by Mr. Ma that specializes in custom-made cabinets, wardrobes, and supporting household products. In 2017, Piano was listed on the Shenzhen Stock Exchange (Ticker: 002853). Mr. Ma obtained an International MBA degree from Peking University in 2005. Since 2019, Mr. Ma has been pursuing a Doctorate degree in Business Administration at Cheung Kong Graduate School of Business.

Guoqiang Fei has served as our independent director since March 2021. Mr. Fei, is the founder of Shenzhen Shundian Chain Co., Ltd. (“Shundian”), a wholesale company, and has served as its chairman of the board of directors since 1994. In 2014, Shundian was listed in China on the National Equities Exchange and Quotations Co., Ltd. From 1992 to 1994, Mr. Fei worked at Shenzhen Liantang Industry Co., Ltd. Mr. Fei received his college degree from Shanghai University of Finance and Economics Continuous Education College in 1986.

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

B.	Compensation of Directors and Executive Officers

Overview

For the fiscal year ended December 31, 2020, we and our subsidiaries paid aggregate cash compensation of approximately RMB1.6 million (US$0.2 million) to our directors and executive officers as a group. For information regarding options granted to officers and directors, see “— Share Incentive Plans.” We do not pay or set aside any amounts for pensions, retirement or other benefits for officers and directors.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes for our employees, directors and service providers: (i) the outstanding options granted under the 2018 Plan as of December 31, 2020 and (ii) the number of our ordinary shares to be received in the business combination, based on their number of our options held as of December 31, 2020:

Name	Our Ordinary Shares	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
All non-executive employees as a group	41,500	41,500	-	10/8/2020	10/8/2023
Ms. Ruby Pan	1,327,514	1,327,514	-	12/31/2020	12/31/2030
Total	1,369,014	1,369,014

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

2020 Plan

In connection with the Mergers, we adopted a new incentive plan to replace the 2018 Plan. We rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 1,369,014 of our ordinary shares were issued and outstanding on December 31, 2020. Additionally, the Company will reserve an additional 3.5% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Mergers.

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

Our board of directors consists of nine directors, including five independent directors, namely, Yanli Chen, Zhiyi Xie, Ying Cheng, Libin Ma and Guoqiang Fei. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his or her interest at a meeting of our directors at which the question of entering into the contract or arrangement is first considered. Subject to the Nasdaq Capital Market rules and separate requirement for audit committee approval under applicable law, and unless disqualified by a majority of the board of directors not including the interested director, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that he or she may be interested therein, and may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital and subject to applicable law, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Audit Committee

Our audit committee consists of Mr. Yanli Chen, Mr. Zhiyi Xie and Ms. Ying Cheng. We have determined that each of Mr. Yanli Chen, Mr. Zhiyi Xie and Ms. Ying Cheng satisfies the “independence” requirements of Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Ms. Ying Cheng qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yanli Chen. We have determined that Mr. Yanli Chen satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

●	reviewing and approving, or recommending to the board for its approval, the compensation for our chief executive officer and other executive officers;

●	reviewing and recommending to the board for determination with respect to the compensation of our non-employee directors;

●	reviewing periodically and approving any incentive compensation or equity plans, programs or similar arrangements; and

●	selecting compensation consultant, legal counsel or other adviser only after taking into consideration all factors relevant to that person’s independence from management.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Jishuang Zhao, Mr. Yupeng Guo and Mr. Zhiyi Xie. We have determined that Mr. Zhiyi Xie satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

●	selecting and recommending to the board nominees and officer nominees for election by the shareholders or appointment by the board;

●	reviewing annually with the board the current composition of the board with regards to characteristics such as independence, knowledge, skills, experience and diversity; and

●	making recommendations on the frequency and structure of board meetings and monitoring the functioning of the committees of the board; and advising the board periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to the board on all matters of corporate governance and on any remedial action to be taken.

D.	Employees

We had 5,491 and 3,721 full-time employees as of December 31, 2019 and 2020, respectively, including the staff of ABC Education Group, which we acquired in June 2018. The following table sets forth the numbers of our full-time employees, categorized by function, as of December 31, 2020:

Function	Employees at Offline Learning Centers	Employees for Online Platform	Total Number of Employees (Offline and Online)
Teaching staff(1)	1,689	135	1,824
Management staff	142	19	161
Sales, marketing and customer services	1,089	162	1,251
Research and development(2)	63	73	136
General and administration	330	19	349
Total	3,313	408	3,721

(1)	Teaching staff includes the full-time teachers, study advisors and teaching service staff.
(2)	Includes personnel dedicated to products, course content and IT systems development.

As of December 31, 2020, we employed 587 part-time teachers for our offline ELT business. We also established a deep pool of approximately 45,000 teachers who have registered with our “Likeshuo” platform and are accessible by our students online, including approximately 19,000 foreign teachers.

We enter into employment contracts with our full-time employees. In addition to salaries and benefits, we provide performance-based bonuses for our full-time employees and commission-based compensation for our sales and marketing force.

As required by applicable laws and regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments for our PRC-based full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. We are required under the PRC law to make contributions to statutory employee benefit plans from time to time for our PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations—Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject us to penalties.”

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this annual report.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership based on 64,325,637 of our ordinary shares outstanding as of April 22, 2021 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares
Directors and Executive Officers (1)
Jishuang Zhao (2)	13,430,636	20.88%
Siguang Peng (3)	6,561,133	10.20%
Yupeng Guo (4)	3,358,415	5.22%
Yongchao Chen	*	*
Yanli Chen	—	—
Zhiyi Xie	—	—
Ying Chen	—	—
Wong Heung Ming, Henry	—	—
Guoqiang Fei	—	—
Libin Ma	—	—
All directors and executive officers as a group	23,351,662	36.30%

5% or Greater Shareholders
JZ Education Investment (2)	13,430,636	20.88%
AP Education Investment (3)	6,561,133	10.20%
RG Education Investment (4)	3,358,415	5.22%

(1)	Unless otherwise indicated, the business address of each of the individuals is 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, The People’s Republic of China.
(2)	Represents 13,430,636 ordinary shares directly held by JZ Education Investment, a business company limited by shares incorporated in British Virgin Islands. JZ Education Investment is controlled by The Zhao Jishuang Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee Services (BVI) Limited, or Conyers Trustee, as trustee. Mr. Jishuang Zhao is the settlor of The Zhao Jishuang Family Trust and Mr. Jishuang Zhao and his family members are the trust’s beneficiaries. Under the term of this trust, Mr. Jishuang Zhao has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by JZ Education Investment in the Company. The registered office of JZ Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.
(3)	Represents 6,561,133 ordinary shares directly held by AP Education Investment, a business company limited by shares incorporated in British Virgin Islands. AP Education Investment is controlled by The Peng Siguang Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Siguang Peng is the settlor of The Peng Siguang Family Trust and Mr. Siguang Peng and his family members are the trust’s beneficiaries. Under the term of this trust, Mr. Siguang Peng has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by AP Education Investment in the Company. The registered office of AP Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.
(4)	Represents 1 ordinary share held by Mr. Yupeng Guo and 3,358,414 ordinary shares directly held by RG Education Investment, a business company limited by shares incorporated in British Virgin Islands. RG Education Investment is controlled by The Guo Yupeng Family Trust, a trust established under the laws of British Virgin Islands and managed by Conyers Trustee as trustee. Mr. Yupeng Guo is the settlor of The Guo Yupeng Family Trust and Mr. Yupeng Guo and his family members are the trust’s beneficiaries. Under the term of this trust, Mr. Yupeng Guo has the power to direct the trustee with respect to the retention or disposal of, and the exercise of any voting and other rights attached to, the shares held by RG Education Investment in the Company. The registered office of RG Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

*	less than 1%

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our best knowledge, as of April 22, 2021, we had 64,325,637 ordinary shares issued and outstanding, among which approximately 0.19% of those ordinary shares are held in the U.S., all under three registered holders of record. The number of beneficial owners of our ordinary shares in the U.S. is likely much larger than the three record holders of our ordinary shares in the U.S.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with Our VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Registration Rights

At the closing of the Mergers, the Company entered into a Registration Rights Agreement providing the shareholders of Meten with certain demand registration rights and piggy-back registration rights with respect to registration statements filed by the Company after the closing of the Mergers.

Additionally, upon the closing of the Mergers, the Company and EdtechX entered into an amended and restated registration rights agreement providing IBIS Capital Sponsor LLC, IBIS Capital Sponsor II LLC, Azimut Enterprises S.R.L. and Cofircont Compagnia Fiduciaria S.R.L. with certain demand registration rights and piggy-back registration rights with respect to registration of (a) securities of the Company received by such entities in connection with the Mergers; and (b) securities of the Company acquired by Azimut Investor in the Azimut Investment.

The Company also entered into a registration rights agreement with each PIPE investor providing such PIPE investor with certain demand registration rights and piggy-back registration rights with respect to registration of securities of the Company acquired by such PIPE investor in its PIPE investment.

27,619,622 ordinary shares held by certain shareholders who are pre-merger shareholders of Meten and received ordinary shares in connection with the consummation of the Mergers are subject to the Founder Lock-up Agreement, pursuant to which they agree not to transfer such shares, until (i) with respect to 50% of such ordinary shares, the earlier of the date that is six months after the closing of the Mergers and the date on which the closing price of Company’s ordinary shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after closing and (ii) with respect to the remaining 50% of such ordinary shares, one year after closing, or earlier, in either case, if, subsequent to the closing, the Company consummates a liquidation, merger, stock exchange or other similar transaction which results in all holders of the Company’s ordinary shares ceasing to hold more than fifty percent (50%) of the then outstanding Company ordinary shares or having the right to exchange their ordinary shares for cash or freely tradable securities.

1,543,750 ordinary shares and 3,660,000 warrants held by certain securityholders who are per-merger EdtechX securityholders and received ordinary shares and/or warrants in connection with the consummation of the Mergers are subject to the Amended Stock Escrow Agreement and Warrant Lock-up Agreement, pursuant to which they will agree not to transfer such ordinary shares and warrants until, with respect to 50% of such ordinary shares and warrants, the earlier of the date that is six months after the closing of the Mergers and the date on which the closing price of the Holdco Ordinary Shares equals or exceeds $12.50 per share (as adjusted for share splits, share capitalizations, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period after closing, and with respect to the remaining 50% of such Holdco Ordinary Shares and Holdco Warrants, six months after the closing of the Mergers, subject in each case to earlier release of the shares if certain conditions are met.

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Employment Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Related Parties

Amount due from related parties

As of December 31, 2020, we had amounts due from Zhongshi Qile (Beijing) Culture Media Co., Ltd., or Zhongshi Culture, one of our then fellow subsidiaries, of RMB508,000 (US$78,000), for various expenses in relation to our daily operation and employee compensation paid by Shenzhen Meten on behalf of Zhongshi Culture.

As of December 31, 2020, we had amounts due from Shenzhen Meifu English Information Consulting Co., Ltd., or Meifu English, one of our then fellow subsidiaries, of RMB2.8 million (US$422,000) for various expenses in relation to daily operation and employee compensation paid by Shenzhen Meten on behalf of Meifu English.

As of December 31, 2020, we had amounts due from Xiamen Siming District Meten ELT School, or Xiamen Siming Meten School, one of our then fellow subsidiaries, of RMB246,000 (US$38,000) for various expenses paid by Shenzhen Meten on behalf of Xiamen Siming Meten School.

As of December 31, 2020, we had amounts due from Oxford International College Chengdu School, or Chengdu School, one of our then fellow subsidiaries, of RMB17,000 (US$3,000) for various expenses paid by Shenzhen Meten on behalf of Chengdu School.

As of December 31, 2020, we had amounts due from Shenzhen Meten Overseas Education, Consulting Co., Ltd., or Shenzhen Meten Overseas, one of our then fellow subsidiaries, of RMB3.3 million (US$500,000), for various expenses paid by Shenzhen Meten on behalf of Shenzhen Meten Overseas.

As of December 31, 2020, we had amounts due from Meten International Educational Talent Management Service (Shenzhen) Co., Ltd., or Meten Talent Service, one of our then fellow subsidiaries, of RMB458,000 (US$70,000) for various expenses paid by Shenzhen Meten on behalf of Meten Talent Service.

As of December 31, 2020, we had amounts due from Shenzhen Shuangge Technology Co., Ltd., or Shenzhen Shuangge, one of our then fellow subsidiaries, of RMB289,000 (US$44,000), for various expenses paid by Shenzhen Meten on behalf of Shenzhen Shuangge.

As of December 31, 2020, we had amounts due from Shenzhen Yilian Education Investment Co. Ltd., or Shenzhen Yilian Education, one of our then fellow subsidiaries, of RMB401,000 (US$61,000), for various expenses paid by Shenzhen Meten on behalf of Shenzhen Shuangge.

Amount due to related parties

As of December 31, 2020, we had amounts due to Chengdu School, one of our then fellow subsidiaries, of RMB9.4 million (US$1.4 million) as a result of the reorganization of Meten.

As of December 31, 2020, we had amounts due to Shenzhen Meten Oversea, one of our then fellow subsidiaries, of RMB1.1 million (US$164,000), for various expenses paid by Shenzhen Meten Oversea on behalf of Shenzhen Meten.

As of December 31, 2020, we had amounts due to Mr. Jishuang Zhao, our director and one of our major shareholders, of RMB30.9 million (US$4.7 million), for various expenses paid by Xiamen Siming Meten School on behalf of Shenzhen Meten.

As of December 31, 2020, we had amounts due to Meifu English, one of our then fellow subsidiaries, of RMB4.0 million (US$615,000) for various expenses in relation to daily operation and employee compensation paid by Meifu English on behalf of Shenzhen Meten.

As of December 31, 2020, we had amounts due to Meten Talent Service, one of our then fellow subsidiaries, of RMB4.9 million (US$745,000) for various expenses paid by Shenzhen Meten on behalf of Meten Talent Service.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

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

The following are summaries of material provisions of our third amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Our ordinary shares are fully paid and non-assessable. Shareholders who are non-residents of the Cayman Islands may freely hold and transfer their ordinary shares.

Dividends. The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors. Dividends may be declared and paid out of the funds legally available therefor. Dividends may also be declared and paid out of share premium account or any other fund or account which can be authorized for this purpose in accordance with the Companies Act.

Classes of Ordinary Shares. We have only one class of ordinary shares with all shares carrying equal rights and ranking pari passu with one another

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each ordinary share shall be entitled to one vote on all matters subject to the vote at our general meetings. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders representing not less than 10% of the total voting rights of all the shareholders present in person or by proxy entitled to vote.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to our amended and restated memorandum and articles of association to be in effect.

Transfer of Ordinary Shares. Subject to the restrictions contained in the Lock-Up Agreements, Amended Stock Escrow Agreement, and as otherwise set forth in the Merger Agreement, and subject to any further restrictions contained in our amended and restated articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board of directors.

Our board of directors may, in its absolute discretion, decline to register any transfer of any ordinary share which is not fully paid up or on which we have a lien. Our board of directors may also decline to register any transfer of any ordinary share unless:

●	the instrument of transfer is lodged at the registered office of us or such other place at which the principal register is kept in accordance with the law or the registration office (as the case may be) accompanied by the relevant share certificate(s) and such other evidence as the board of directors may reasonably require to show the right of the transferor to make the transfer (and, if the instrument of transfer is executed by some other person on his behalf, the authority of that person so to do);

●	the instrument of transfer is in respect of only one class of shares;

●	the instrument of transfer is properly stamped, if required; and

●	a fee of such maximum sum as Nasdaq may determine to be payable or such lesser sum as our directors may from time to time require is paid to us in respect thereof.

If our directors refuse to register a transfer, they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, after compliance with any notice required of Nasdaq, be suspended and the register of members closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register of members closed for more than 30 days in any year as our board may determine.

Liquidation. On a return of capital on winding-up or otherwise (other than on conversion, redemption or purchase of ordinary shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares on a pro rata basis. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Ordinary Shares and Forfeiture of Ordinary Shares. Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their ordinary shares in a notice served to such shareholders at least 14 clear days prior to the specified time of payment. The ordinary shares that have been called upon and remain unpaid are subject to forfeiture.

Redemption of Ordinary Shares. The Companies Act and our amended and restated articles of association permit us to purchase its own shares. In accordance with our amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

Variations of Rights of Shares. All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Act, be varied with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by at least a two-thirds majority of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of the shares of that class. The rights conferred upon the holders of the shares of any class issued shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be materially adversely varied by or abrogated by, inter alia, the creation or allotment or issue of further shares ranking pari passu with or subsequent to such existing class of shares.

General Meetings of Shareholders. Shareholders’ meetings may be convened by a majority of the board of directors or the chairman of the board of directors, and they shall on a member’s requisition forthwith proceed to convene a general meeting. A member’s requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at our general meetings. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of shareholders, provided that a general meeting or our shareholders shall be deemed to have been duly convened if it is so agreed:

(i)	in the case of an annual general meeting by all the shareholders (or their proxies) entitled to attend and vote thereat; and

(ii)	in the case of an extraordinary general meeting, by two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy.

Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with our articles of association and the Companies Act and may not be taken by written resolution of shareholders without a meeting.

Voting Rights Attaching to the Shares. Subject to any rights and restrictions for the time being attached to any ordinary share, on a show of hands every shareholder present in person and every person representing a shareholder by proxy shall, at a shareholders’ meeting, each have one vote and on a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder.

Inspection of Books and Records. Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records. However, we will in provide shareholders with the right to inspect the list of shareholders and to receive annual audited financial statements. See “Where You Can Find More Information.”

Changes in Capital. We may from time to time by ordinary resolution:

●	increase the share capital by such sum, to be divided into shares of such amount, as the resolution shall prescribe;

●	divide the shares into several classes and without prejudice to any special rights previously conferred on the holders of existing shares attach thereto respectively any preferential, deferred, qualified or special rights, privileges, conditions or such restrictions which in the absence of any such determination by our shareholders, as the board of directors may determine;

●	consolidate and divide all or any of the share capital into shares of a larger amount than the existing shares;

●	subdivide the existing shares, or any of them into shares of a smaller amount; or

●	cancel any shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by any person.

We may by special resolution, subject to any confirmation or consent required by the Companies Act, reduce our share capital or any capital redemption reserve in any manner permitted by law.

Indemnification of Directors and Officers. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

C.	Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations—PRC Laws and Regulations Relating to Foreign Exchange—Foreign Currency Exchange.”

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

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC “resident enterprise,” we could be subject to PRC income tax at the rate of 25% on our worldwide income, and holders of our ordinary shares may be subject to a PRC withholding tax upon the dividends payable and upon gain from the sale of our ordinary shares.”

United States Federal Income Tax Considerations

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a Trust.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this annual report and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this annual report, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Share and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on the Nasdaq Capital Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this annual report.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based upon our current and projected income and assets, we do not expect to be a PFIC for the current taxable year or the foreseeable future. However, no assurance can be given in this regard because the determination of whether we are or will become a PFIC for any taxable year is a factual determination made annually that will depend, in part, upon the composition and classification of our income and assets. Furthermore, fluctuations in the market price of our ordinary shares may cause us to be classified as a PFIC for the current or future taxable years because the value of our assets for purposes of the asset test, including the value of our goodwill and other unbooked intangibles, may be determined by reference to the market price of our ordinary shares from time to time (which may be volatile). In addition, the composition of our income and assets may also be affected by how, and how quickly, we use our liquid assets and the cash raised in our initial public offering. Under circumstances where our revenue from activities that produce passive income significantly increases relative to our revenue from activities that produce non-passive income, or where we determine not to deploy significant amounts of cash for active purposes, our risk of becoming classified as a PFIC may substantially increase.

If we are a PFIC for your taxable year(s) during which you hold ordinary shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the ordinary shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the ordinary shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the ordinary shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the ordinary shares cannot be treated as capital, even if you hold the ordinary shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. However, such ordinary loss is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock,” which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the ordinary shares are regularly traded on the Nasdaq Capital Market and if you are a holder of ordinary shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. However, the qualified electing fund election is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold ordinary shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such ordinary shares, including regarding distributions received on the ordinary shares and any gain realized on the disposition of the ordinary shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our ordinary shares, then such ordinary shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such ordinary shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the ordinary shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your ordinary shares for tax purposes.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our ordinary shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our ordinary shares and proceeds from the sale, exchange or redemption of our ordinary shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the U.S. Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. However, transactions effected through certain brokers or other intermediaries may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our ordinary shares, subject to certain exceptions (including an exception for ordinary shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold ordinary shares.

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

The credit risk exposure resulted from guarantee provided for customers under the installment payment arrangement are disclosed in note 22(b) to our audited consolidated financial statements included elsewhere in this annual report.

Concentration of Revenues

No single customer represented 10% or more of our revenues for the years ended December 31, 2018, 2019 and 2020.

Concentration of Accounts Receivable

We have not experienced any significant recoverability issue with respect to its accounts receivable. We conduct credit evaluations on our franchisees and students under the installment payment arrangements and generally does not require collateral or other security from such franchisees and customers.

The following table summarized parties with greater than 10% of the accounts receivable:

	December 31,
	2018	2019	2020
	%	%	%
Receivables from Franchisee A	*	11	19
Receivables from Franchisee B	—	11	19
Receivables from Franchisee C	—	*	19
Receivables from Franchisee D	—	*	11
Receivables from Franchisee E	*	13	*
Receivables from Franchisee F	65	15	—

*	Less than 10%.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

Not applicable.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II.

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Follow-on Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-4, as amended (File number: 333-235859) and the registration statement on Form F-1, as amended (File number: 240081), in relation to an offering of (a) 250,000 units (including 250,000 underlying ordinary shares and 250,000 underlying warrants) issuable upon exercise of the outstanding unit purchase options; and (b) 10,355,000 ordinary shares issuable upon the exercise of 10,355,000 warrants of the Company (including the 250,000 warrants issuable upon the exercise of outstanding unit purchase options). The registration statement was declared effective by the SEC on March 12, 2020. None of the net proceeds we received from this offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We still intend to use the proceeds from this offering as disclosed in our registration statement on Form F-1.

Tender offer for Warrants

The following “Use of Proceeds” information relates to the tender offer statement on Schedule TO, as amended (File number: 005-91479) in relation to the Company’s offer to the holders of outstanding warrants to purchase 12,705,000 ordinary shares, each with an exercise price of $11.50 per share, the opportunity to exercise the warrants at a temporarily reduced price of $1.40 per ordinary share. The tender offer for warrants terminated on January 5, 2021. The Company raised a total of $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 warrants as part of the tender offer. We still intend to use the proceeds from our tender offer as disclosed in our tender offer statement on Schedule TO.

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

Our management, with the participation of our chief executive officer and acting chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2020, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and acting chief financial officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934, as amended. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with Generally Accepted Accounting Principles (GAAP) in the United States of America and includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of our company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with GAAP, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of the unauthorized acquisition, use or disposition of our company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all potential misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the Securities and Exchange Commission, our management, including our chief executive officer and acting chief financial officer, assessed the effectiveness of internal control over financial reporting as of December 31, 2020 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was effective as of December 31, 2020.

As a company with less than US$1.07 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting as we qualify as an “emerging growth company” under section 3(a) of the Securities Exchange Act of 1934, as amended, and are therefore exempt from the attestation requirement.

Changes in Internal Control

Other than as described above, there were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Ying Cheng, a member of our audit committee and independent director (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16.B.	CODE OF ETHICS

Our board of directors has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Ethics has been posted on its website at www.investor.metenedu-edtechx.com.

ITEM 16.C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Marcum LLP, KPMG Huazhen LLP, and Audit Alliance LLP, respectively, our independent registered public accounting firms, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

KPMG Huazhen LLP

(in thousands of US$)	For the Year Ended December 31, 2019
Audit fees(1)	1,039
Audit related fees(2)	—
Tax fees(3)	—
All other fees	—
Total	1,039

Marcum LLP

(in thousands of US$)	For the Year Ended December 31, 2019
Audit fees(1)	44

Audit Alliance LLP

(in thousands of US$)	For the Year Ended December 31, 2020
Audit fees(1)	290
Audit related fees(2)	—
Tax fees(3)	—
All other fees	—
Total	290

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.
(2)	“Audit related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.
(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum LLP, KPMG Huazhen LLP and Audit Alliance LLP (as the case may be), including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Marcum LLP, KPMG Huazhen LLP and Audit Alliance LLP (as the case may be), including audit services, audit-related services, tax services and other services, as described above.

ITEM 16.D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16.E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Our board of directors authorized a share repurchase program, effective from October 1, 2020, under which we may repurchase up to US$2 million our issued and outstanding ordinary shares, subject to relevant rules under the Securities Exchange Act of 1934, as amended. The share repurchases may be made from time to time through open-market transactions, at prevailing market prices, in negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations.

As of the date of this annual report, no shares have been repurchased under this program.

ITEM 16.F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Appointment of KPMG Huazhen LLP

Meten International Education Group

On November 22, 2018, Meten International Education Group engaged KPMG Huazhen LLP as its independent registered public accounting firm. During the period from November 22, 2018 to the termination of KPMG Huazhen LLP on December 29, 2020, KPMG Huazhen LLP audited the consolidated financial statements of Meten International Education Group and its subsidiaries as of December 31, 2019 and for the years ended December 31, 2018 and 2019.

In the course of auditing Meten International Education Group’s consolidated financial statements included in our annual report for the year ended December 31, 2019, filed with the Securities and Exchange Commission on June 4, 2020 (the “2019 Annual Report”), KPMG Huazhen LLP identified a material weakness. The material weakness identified related to our lack of a sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting.

Meten EdtechX Education Group Ltd.

On March 31, 2020, Meten EdtechX dismissed Marcum LLP as its independent registered public accounting firm and in May 2020, engaged KPMG Huazhen LLP as its independent registered public accounting firm in connection with the audit of its consolidated financial statements for the period from September 27, 2019 (inception) to December 31, 2019. The decision to authorize the engagement of KPMG Huazhen LLP was approved by our Audit Committee and Board of Directors.

The reports of Marcum LLP on Meten EdtechX’s financial statements for the period from September 27, 2019 (inception) through September 30, 2019 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

During the period from September 27, 2019 (inception) through September 30, 2019 and the subsequent period prior to our engagement of KPMG Huazhen LLP, there were no disagreements between us and Marcum LLP on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedure, which such disagreements, if not resolved to the satisfaction of Marcum LLP, would have caused Marcum LLP to make reference thereto in its report on the financial statements of the Company for such period. During the period from September 27, 2019 (inception) through September 30, 2019, and the subsequent period prior to our engagement of KPMG Huazhen LLP, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of the instructions to Form 20-F in connection with our annual report on Form 20-F.

During the period from September 27, 2019 (inception) through September 30, 2019, and the subsequent period prior to our engagement of KPMG Huazhen LLP, neither we, nor anyone on our behalf, has consulted with KPMG Huazhen LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on our consolidated financial statements, and neither a written report nor oral advice was provided to us that KPMG Huazhen LLP concluded was an important factor considered by us in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was the subject of a disagreement pursuant to Item 16F(a)(1)(iv) of the instructions to Form 20-F, or (iii) any reportable event pursuant to Item 16F(a)(1)(v) of the instructions to Form 20-F.

In the course of auditing Meten EdtechX’s consolidated financial statements included in the 2019 Annual Report, KPMG Huazhen LLP identified a material weakness. The material weakness identified related to our lack of a sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting.

Appointment of Audit Alliance LLP

On December 29, 2020, we terminated KPMG Huazhen LLP as our independent registered public accounting firm with effect from January 7, 2021, and on the same date, we appointed Audit Alliance LLP as our independent registered public accounting firm, with effect from January 7, 2021, in connection with the audit of our consolidated financial statements for the year ended December 31, 2020. The decision to authorize the appointment of Audit Alliance LLP was approved by our Audit Committee and Board of Directors.

The consolidated financial statements of the Company and its subsidiaries as of December 31, 2019 and for the period from September 27, 2019 (inception) to December 31, 2019 and the consolidated financial statements of the Meten International Education Group and its subsidiaries as of December 31, 2019 and for the years ended December 31, 2018 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent auditor was not the result of any disagreement between the Company and KPMG Huazhen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During the period from May 2020 to December 31, 2020, and the subsequent period through the dismissal of KPMG Huazhen LLP, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

During the years ended December 31, 2018 and 2019, and through the appointment date of Audit Alliance LLP, neither we, nor anyone on our behalf, consulted Audit Alliance LLP regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered with respect to the financial statements of the Company and neither a written report was provided to us or oral advice was provided that Audit Alliance LLP concluded was an important factor considered by us in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a “disagreement,” as that term is defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F, or a “reportable event,” as that term is described in Item 16F(a)(1)(v) of Form 20-F.

ITEM 16.G.	CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Capital Market we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

●	a majority of directors being independent — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require that a majority of our board of directors be independent. We currently rely upon the relevant exemption for foreign private issuers with respect to the Nasdaq requirement to have a majority of independent directors;

●	a nominating and corporate governance committee composed entirely of independent directors — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require that our nominating and corporate governance committee be composed entirely of independent directors. We currently rely upon the exemption for foreign private issuers with respect to the Nasdaq requirement with respect to the composition of the nominating and corporate governance committee;

●	a compensation committee composed entirely of independent directors — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require that our compensation committee be composed entirely of independent directors. We currently rely upon the exemption for foreign private issuers with respect to the Nasdaq requirement with respect to the composition of the compensation committee;

●	we will not provide an annual certification by our chief executive officer that he or she is not aware of any non-compliance with any corporate governance rules of the Nasdaq, as such certification is not required under Cayman Islands law;

●	have regularly scheduled executive sessions with only non-management directors — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require that our board of directors hold regularly scheduled executive sessions with only non-management directors. We currently rely upon the exemption for foreign private issuers with respect to the Nasdaq requirement with respect to executive sessions; or

●	shareholder approval — Cayman Islands law and generally accepted business practices in the Cayman Islands do not require us to seek shareholder approval for (i) the establishment, implementation and material revisions of the terms of share incentive plans, (ii) the issuance of more than 1% of our outstanding ordinary shares or more than 1% of our outstanding voting power to a related party, (iii) the issuance of more than 20% of our outstanding ordinary shares or voting power, (iv) an issuance in connection with an acquisition, and (iv) an issuance that would result in a change of control. We currently rely upon exemption for foreign private issuers with respect to the Nasdaq shareholder approval requirements.

We may determine to voluntarily comply with one or more of the foregoing provisions as required by the Nasdaq Stock Market Rule.

ITEM 16.H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.	FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The consolidated financial statements of Meten EdtechX Education Group Ltd. are included at the end of this annual report.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated herein by reference to Exhibit 1.1 to the Form 20FR12B (file number 333-235859))
2.1	Specimen Warrant Certificate of the Company (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on F-4 (file number 333-235859))
2.2	Specimen Unit Certificate of the Company (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on F-4 (file number 333-235859))
2.3	Form of Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 4.8 to the Registration Statement on F-4 (file number 333-235859))
2.4	Specimen Ordinary Share Certificate of the Company (incorporated herein by reference to Exhibit 4.1 to the Registration Statement on F-4 (file number 333-235859))
2.5	Unit Purchase Option of Chardan Capital Markets, LLC (incorporated herein by reference to Exhibit 4.9 to the Registration Statement on F-4 (file number 333-235859))
2.6	Unit Purchase Option of I-Bankers Securities, Inc (incorporated herein by reference to Exhibit 4.10 to the Registration Statement on F-4 (file number 333-235859))
2.7*	Description of Securities
3.1	Voting Agreement between the Company and EdtechX, and certain other parties thereto dated March 30, 2020 (incorporated herein by reference to Exhibit 3.1 to the annual report on Form 20-F (file number 001-39258), filed with the SEC on June 4, 2020)
4.1	The ESOP Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on F-4 (file number 333-235859))
4.2	Form of Indemnification Agreement with our directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on F-4 (file number 333-235859))
4.3	Form of Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on F-4 (file number 333-235859))
4.4	English translation of Business Cooperation Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on F-4 (file number 333-235859))
4.5	English translation of Business Cooperation Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on F-4 (file number 333-235859))
4.6	English translation of Exclusive Technical Service and Management Consultancy Agreement among Zhuhai Meten and Shenzhen Meten and its subsidiaries, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on F-4 (file number 333-235859))
4.7	English translation of Exclusive Consultancy and Technical Service Agreement among Zhuhai Likeshuo and Shenzhen Likeshuo and its subsidiaries, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on F-4 (file number 333-235859))
4.8	English translation of Exclusive Call Option Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on F-4 (file number 333-235859))
4.9	English translation of Exclusive Call Option Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on F-4 (file number 333-235859))

4.10	English translation of Exclusive Equity Pledge Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on F-4 (file number 333-235859))
4.11	English translation of Exclusive Equity Pledge Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on F-4 (file number 333-235859))
4.12	English translation of Shareholders’ Rights Entrustment Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on F-4 (file number 333-235859))
4.13	English translation of Shareholders’ Rights Entrustment Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on F-4 (file number 333-235859))
4.14	English translation of Spouse Undertakings provided by the spouse of each individual shareholder of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.14 to the Registration Statement on F-4 (file number 333-235859))
4.15	English translation of Spouse Undertakings provided by the spouse of each individual shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.15 to the Registration Statement on F-4 (file number 333-235859))
4.16	English translation of supplemental agreement to the contractual arrangements among Shenzhen Meten, Zhuhai Meten and its subsidiaries and shareholders of Shenzhen Meten, dated April 2, 2019 (incorporated herein by reference to Exhibit 10.16 to the Registration Statement on F-4 (file number 333-235859))
4.17	Forward Purchase Contract between the Company and Every Bridge Limited, dated February 28, 2020 (incorporated herein by reference to Exhibit 4.17 to the annual report on Form 20-F (file number 001-39258), filed with the SEC on June 4, 2020)
4.18	Registration Rights Agreement between the Company and Every Bridge Limited, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.19	Forward Purchase Contract between the Company and Xiamen ITG Education Group CO., LTD, dated March 26, 2020 (incorporated herein by reference to Exhibit 4.19 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.20	Registration Rights Agreement between the Company and Xiamen ITG Education Group CO., LTD, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.21	Form of Amended and Restated Registration Rights Agreement between Holdco and the Investors party thereto (incorporated herein by reference to Exhibit 10.19 to the Registration Statement on F-4 (file number 333-235859))
4.22	Registration Rights Agreement between the Company and Meten Shareholders, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.23	Form of Amended and Restated Stock Escrow Agreement between the Company, Continental Stock Transfer & Trust Company, and the certain other parties thereto (incorporated herein by reference to Exhibit 10.20 to the Registration Statement on F-4 (file number 333-235859))
4.24	Form of Lock-Up Agreement between the Company and certain warrant holders of EdtechX (incorporated herein by reference to Exhibit 10.22 to the Registration Statement on F-4 (file number 333-235859))
4.25	Form of Lock-Up Agreement between the Company and Founder Shareholders (incorporated herein by reference to Exhibit 10.23 to the Registration Statement on F-4 (file number 333-235859))
8.1*	List of Subsidiaries and Variable Interest Entities
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
15.2*	Consent of KPMG Huazhen LLP
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith.
**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Meten EdtechX Education Group Ltd.

By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

Date: April 30, 2021

METEN EDTECHX EDUCATION GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Director

Meten EdtechX Education Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Meten EdtechX Education Group Ltd. (the “Company”) and the subsidiaries (the “Group”) as of December 31, 2020, the related consolidated statements of comprehensive loss, changes in shareholder’s deficit, and cash flows for the year ended December 31, 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2020, and the results of its operations and its cash flows for the year ended December31, 2020, in conformity with U.S. generally accepted accounting principles.

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

As part of our audit of the financial statements for the year ended December 31,2020, we also audited the adjustments described in Note 1(b) that were applied to restate the financial statements for the year ended December 31,2019. In our opinion, such adjustments are appropriate and have been properly applied. We were not engaged to audit, review, or apply any procedures to the financial statements for the year ended December 31,2019 of the Company other than with respect to the adjustments, and accordingly, we do not express an opinion or any other form of assurance on the financial statements for the year ended December 31,2019 as a whole.

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

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

April 30, 2021

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Meten EdtechX Education Group Ltd.

Opinion on the Consolidated Financial Statements

We have audited, before the effects of the retrospective adjustments related to the reverse recapitalization discussed in Note 1 to the financial statements, the consolidated balance sheet of Meten International Education Group (operating as Meten EdtechX Education Group Ltd. after the reverse recapitalization described in Note 1 to the financial statements)(the “Company”) and the subsidiaries, its variable interest entities and the subsidiaries of its variable interest entities (the “Group”) as of December 31, 2019, the related consolidated statements of comprehensive income (loss), changes in deficit, and cash flows for each of the year in the two-year period ended December 31, 2019, and the related notes (collectively, the ‘‘consolidated financial statements’’) (the 2018 and 2019 financial statements before the effects of the retrospective adjustments related to the reverse recapitalization discussed in Note 1 to the financial statements are not presented herein). In our opinion, the consolidated financial statements, before the effects of the retrospective adjustments related to the reverse recapitalization discussed in Note 1 to the financial statements, present fairly, in all material respects, the financial position of the Group as of December 31, 2019, and the results of its operations and its cash flows for each of the year in the two-year period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We were not engaged to audit, review, or apply any procedures to the retrospective adjustments related to reverse recapitalization discussed in Note 1 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by other auditors.

Change in Accounting Principle

As discussed in Note 2(ae) to the consolidated financial statements, the Group has changed its method of accounting for leases in 2019 due to the adoption of Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842) (“ASC 842”), as amended.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG Huazhen LLP

We had served as the Company’s auditor since 2018. We ceased to be the Company’s auditor in 2021.

Shenzhen, China

June 3, 2020

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
ASSETS
Current assets
Cash and cash equivalents		140,132	90,115	13,811
Contract assets	7(a)	7,824	6,194	949
Accounts receivable, net	7	28,903	27,013	4,140
Other contract costs		54,088	47,125	7,222
Prepayments and other current assets	8	64,790	50,658	7,764
Amounts due from related parties	22(b)	9,662	7,934	1,216
Prepaid income tax		12,265	14,460	2,216

Total current assets		317,664	243,499	37,318

Non-current assets
Restricted cash		11,599	10,358	1,587
Other contract costs		10,114	9,316	1,428
Equity method investments	9	26,084	24,552	3,763
Property and equipment, net	10	220,118	146,891	22,512
Operating lease right-of-use assets	16	484,225	322,559	49,434
Intangible assets, net	11	24,968	19,337	2,964
Deferred tax assets	12	4,200	6,997	1,072
Goodwill	13	302,158	274,567	42,079
Long-term prepayments and other non-current assets	8	62,435	40,754	6,247

Total non-current assets		1,145,901	855,331	131,086

Total assets		1,463,565	1,098,830	168,404

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
Current liabilities
Accounts payable (including amounts of variable interest entities (“VIEs”) without recourse to the Company of RMB 14,648 and RMB 9,762 as of December 31, 2019 and 2020, respectively)		15,714	17,013	2,607
Bank loans (including amounts of VIEs without recourse to the Company of RMB 92,000 and 133,900 as of December 31, 2019 and 2020, respectively)	15	92,000	133,900	20,521
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 408,287 and RMB 341,934 as of December 31, 2019 and 2020, respectively)	7(b)	408,287	341,934	52,404
Salary and welfare payable (including amounts of VIEs without recourse to the Company of RMB 71,334 and RMB 65,927 as of December 31, 2019 and 2020, respectively)		74,139	67,609	10,362
Financial liabilities from contracts with customers (including amounts of VIEs without recourse to the Company of RMB 490,095 and RMB 384,561 as of December 31, 2019 and 2020, respectively)	7(b)	490,095	384,561	58,937
Accrued expenses and other payables (including amounts of VIEs without recourse to the Company of RMB 46,845 and RMB 43,009 as of December 31, 2019 and 2020, respectively)	14	48,457	46,030	7,054
Income taxes payable (including amounts of VIEs without recourse to the Company of RMB 495 and RMB 267 as of December 31, 2019 and 2020, respectively)		495	267	41
Amounts due to related parties (including amounts of VIEs without recourse to the Company of RMB 851 and RMB 159,739 as of December 31, 2019 and 2020, respectively)	22(b)	851	50,192	7,692
Current operating lease liabilities (including amounts of VIEs without recourse to the Company of RMB 142,155 and 131,151 as of December 31, 2019 and 2020, respectively)	16	142,155	131,151	20,100

Total current liabilities		1,272,193	1,172,657	179,718

Non-current liabilities
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 60,528 and RMB 46,927 as of December 31, 2019 and 2020, respectively)	7(b)	60,528	46,927	7,192
Deferred tax liabilities (including amounts of VIEs without recourse to the Company of RMB 14,085 and RMB 7,661 as of December 31, 2019 and 2020, respectively)	12	14,085	7,661	1,174
Operating lease liabilities (including amounts of VIEs without recourse to the Company of RMB 333,613 and 200,409 as of December 31, 2019 and 2020, respectively)	16	333,613	200,409	30,714
Non-current tax payable (including amounts of VIEs without recourse to the Company of RMB 26,085 and RMB 33,718 as of December 31, 2019 and 2020, respectively)		26,085	33,718	5,168

Total non-current liabilities		434,311	288,715	44,248

Total liabilities		1,706,504	1,461,372	223,966

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2019	2020
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
Shareholders’ deficit
Ordinary shares (US$0.0001 par value; 500,000,000 shares authorized; 48,391,607 and 56,874,548 shares issued outstanding as of December 31, 2019 and 2020)	21	33	37	6
Subscriptions receivable		-	-	-
Additional paid-in capital		264,359	557,535	85,446
Accumulated deficit		(525,262)	(936,247)	(143,486)

Total deficit attributable to shareholders of the Company		(260,870)	(378,675)	(58,034)
Non-controlling interests		17,931	16,133	2,472

Total deficit		(242,939)	(362,542)	(55,562)

Commitments and contingencies	23	-	-	-

Total liabilities and shareholders’ deficit		1,463,565	1,098,830	168,404

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2018	2019	2020
		RMB’000	RMB’000	RMB’000	US$’000
					Unaudited
					(Note 3(c))
Revenues	18	1,424,234	1,447,899	897,035	137,477
Cost of revenues		(627,996)	(755,356)	(607,077)	(93,039)
Gross profit		796,238	692,543	289,958	44,438
Operating expenses:
Selling and marketing expenses		(425,217)	(437,986)	(310,433)	(47,576)
General and administrative expenses		(293,157)	(449,903)	(348,435)	(53,400)
Research and development expenses		(26,178)	(32,333)	(31,878)	(4,886)
Income/(loss) from operations		51,686	(227,679)	(400,788)	(61,424)
Other income (expenses):
Interest income		1,150	1,633	448	69
Interest expenses		(8)	(2,453)	(6,101)	(935)
Foreign currency exchange gain/(loss), net		21	(19)	(382)	(59)
Gains/(losses) on disposal and closure of subsidiaries and branches		-	583	(31,884)	(4,886)
Gains on available-for-sale investments	3(e)	3,916	-	-	-
Gains on Short-term investments		-	-	495	76
Government grants	3(w)	7,817	5,773	28,124	4,310
Equity in income/(loss) on equity method investments		1,668	2,658	(1,532)	(235)
Others, net		1,649	4,044	4,640	711
Income/(loss) before income tax		67,899	(215,460)	(406,980)	(62,373)
Income tax expense	12	(14,454)	(9,608)	(5,803)	(889)
Net income/(loss)		53,445	(225,068)	(412,783)	(63,262)
Less: Net loss attributable to non-controlling interests		(3,809)	(5,664)	(1,798)	(276)
Net income/(loss) attributable to shareholders of the Company		57,254	(219,404)	(410,985)	(62,986)
Less: Accretion of Redeemable Owners’ Investment	17	9,814	-	-	-
Net income/(loss) available to shareholders of the Company		47,440	(219,404)	(410,985)	(62,986)

Net income/(loss)		53,445	(225,068)	(412,783)	(63,262)
Other comprehensive income
Unrealized holding gains on available-for-sale investments, net of income tax of RMB 932 for the years ended December 31, 2018, respectively		2,797	-	-	-
Less: Reclassification adjustment for gains on available-for-sale investments realized in net income, net of income tax of and RMB 979 for the years ended December 31, 2018		2,937	-	-	-

Comprehensive income/(loss)		53,305	(225,068)	(412,783)	(63,262)
Net income/(loss) per share	19
- Basic		1.04	(4.53)	(7.38)	(1.13)
- Diluted		1.01	(4.53)	(6.24)	(0.96)
Weighted average shares used in calculating net income/(loss) per share
- Basic		45,626,027	48,391,607	55,661,445	55,661,445
- Diluted		46,997,775	48,391,607	65,842,020	65,842,020

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CHANGES IN DEFICIT

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Note	Ordinary shares		Subscriptions Receivable	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total deficit attributable to shareholders of the Company	Non-controlling interests	Total deficit
		Number of shares	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1, 2018		-	-	-	88,517	140	(363,112)	(274,455)	1,480	(272,975)
Unrealized holding gains on available-for-sale securities, net of RMB932 income taxes		-	-	-	-	2,797	-	2,797	-	2,797
Reclassification adjustment for gains on available-for-sale investments, net of RMB979 income taxes		-	-	-	-	(2,937)	-	(2,937)	-	(2,937)
Distribution in connection with Reorganization	1(b)	-	-	-	(148,270)	-	-	(148,270)	-	(148,270)
Accretion of Redeemable Owners’ Investment	17	-	-	-	(9,814)	-	-	(9,814)	-	(9,814)
Share-based compensation	20	-	-	-	7,648	-	-	7,648	-	7,648
Business combinations	5	-	-	-	-	-	-	-	26,070	26,070
Subscription of ordinary shares in connection with the Reorganization	1(b)/17	48,391,607	34	(34)	229,433	-	-	229,433	-	229,433
Net profit for the year		-	-	-	-	-	57,254	57,254	(3,809)	53,445
Balances at December 31, 2018		48,391,607	34	(34)	167,514	-	(305,858)	(138,344)	23,741	(114,603)

Net loss for the year		-	-	-	-	-	(219,404)	(219,404)	(5,664)	(225,068)
Share-based compensation	20	-	-	-	96,661	-	-	96,661	-	96,661
Proceeds from contributions from equity shareholders	1(b)	-	-	34	183	-	-	217	-	217
Disposal of subsidiaries	6	-	-	-	-	-	-	-	(146)	(146)
Balances at December 31, 2019		48,391,607	34	-	264,358	-	(525,262)	(260,870)	17,931	(242,939)

Net loss for the year							(410,985)	(410,985)	(1,798)	(412,783)
Reserve recapitalization		8,482,941	3	-	199,803			199,806		199,806
Warrant financing					41,118			41,118		41,118
Share-based compensation					52,256			52,256		52,256
Net profit for the year
Balances at December 31, 2020		56,874,548	37	-	557,535		(936,247)	(378,675)	16,133	(362,542)

METEN EDTECHX EDUCATION GROUP

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2018	2019	2020
		RMB’000	RMB’000	RMB’000	US$’000
					Unaudited
					(Note 3(c))
Cash flows from operating activities:
Net income/(loss)		53,445	(225,068)	(412,783)	(63,262)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation and amortization		54,944	58,453	55,950	8,575
Amortization of operating lease right-of-use assets		-	134,829	125,468	19,229
Gain on available-for-sale investments		(3,916)	-	-	-
Gains on Short-term investments		-	-	(495)	(76)
Net loss/(gain) on disposal of property and equipment		241	267	(3,001)	(460)
Impairment loss of goodwill		-	-	27,591	4,229
Provision for impairment loss of account receivables and other receivables		954	1,610	23,944	3,670
Equity in loss/(income) on equity method investments		(1,668)	(2,658)	1,532	235
Deferred income tax benefit		(6,266)	(9,144)	(2,786)	(427)
Gain/(loss) on disposal and closure of subsidiaries and branches		-	(583)	31,884	4,886
Warrant financing		-	-	41,118	6,302
Share-based compensation expenses	20	7,648	96,661	52,256	8,009
Changes in operating assets and liabilities, net of effect of acquisitions and disposals of subsidiaries:
(Increase)/decrease in contract assets		(2,357)	6,384	1,630	250
(Increase)/decrease in accounts receivable		(916)	(42,169)	(22,125)	(3,391)
(Increase)/decrease in other contract costs		4,839	(9,731)	7,761	1,189
Decrease in prepayments and other current assets		34,718	21,560	5,849	896
Increase in other non-current assets		(2,649)	(1,108)	21,681	3,323
Increase in accounts payable		5,451	10,807	1,274	195
Increase/(decrease) in deferred revenue		(49,439)	(35,278)	(79,954)	(12,253)
Increase/(decrease) in salary and welfare payable		(9,121)	6,182	(6,530)	(1,001)
Increase/(decrease) in financial liabilities from contracts with customers		(13,864)	66,932	(105,534)	(16,174)
Increase/(decrease) in accrued expenses and other payables		14,854	5,067	(7,031)	(1,078)
(Increase)/decrease in prepaid tax		(9,151)	409	(1,315)	(202)
Decrease in operating lease liabilities		-	(121,345)	(107,007)	(16,400)
Increase in income taxes payable		788	16,352	7,405	1,135
Net cash flow generated from/(used in) operating activities		78,535	(21,571)	(343,218)	(52,601)
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	5	(87,982)	(38,556)	-	-
Disposal of subsidiaries		-	(688)	-	-
Purchases of property and equipment		(64,371)	(86,469)	(25,652)	(3,931)
Purchase of equity method investments	9	(3,750)	-	-	-
Proceeds from disposal of property and equipment		427	5	22,749	3,486
Advances to related parties	22(a)	(49,023)	(45,033)	(10,219)	(1,566)
Repayment of advances to related parties	22(a)	97,680	64,077	11,947	1,831
Purchase of short-term investments		(511,000)	-	(42,001)	(6,437)
Proceeds from maturities of short-term investments		564,963	-	42,496	6,513
Loan to a third-party		(20,000)	-	-	-
Repayment of loan to a third-party		-	20,000	-	-
Others		(1,737)	(2,495)	-	-
Net cash used in investing activities		(74,793)	(89,159)	(680)	(104)
Cash flows from financing activities:
Capital contribution of non-controlling interests		-	-
Advances from related parties	22(a)	37,138	31,084	63,664	9,757
Repayment of advances from related parties	22(a)	(26,337)	(50,306)	(14,323)	(2,195)
Distributions in connection with Reorganization		(148,270)	-
Proceeds from bank loans		-	107,000	185,000	28,352
Repayment of bank loans		-	(15,000)	(143,100)	(21,931)
Reserves recapitalization		-	-	216,172	33,130
Payment for offering expenses		(5,164)	-	(14,773)	(2,264)
Proceeds from contributions from equity shareholders		-	217	-	-
Net cash generated from/ (used in) financing activities		(142,633)	72,995	292,640	44,849
Net decrease in cash and cash equivalents and restricted cash		(138,891)	(37,735)	(51,258)	(7,856)
Cash and cash equivalents and restricted cash at the beginning of the year		328,357	189,466	151,731	23,254
Cash and cash equivalents and restricted cash at the end of the year		189,466	151,731	100,473	15,398
Supplemental disclosure of cash flow information:
Interest paid		8	2,322	5,171	792
Income tax paid		29,083	4,305	279	43
Supplemental disclosure of non-cash investing and financing activities:
Payables for purchase of property and equipment		-	-	-	-
Accretion of Redeemable Owners’ Investment	17	9,814	-	-	-
Consideration payable for the acquisitions of subsidiaries	5	27,800	-	-	-
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents		174,679	140,132	90,115	13,811
Restricted cash		14,787	11,599	10,358	1,587
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows		189,466	151,731	100,473	15,398

METEN EDTECHX EDUCATION GROUP

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Meten EdtechX Education Group Ltd (the “Company”) was incorporated on September 27, 2019 under the law of Cayman Islands as an exempted company with limited liability. The Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) is primarily engaged in providing a wide range of educational programs, services and products, consisting primarily of classroom-based English training services, overseas training services, online English training services and operation of education software. All of the Group’s operations and customers are located in the People’s Republic of China(“PRC”). The Company does not conduct any substantive operations of its own

As of December 31, 2020, the details of the Company’s major subsidiaries, consolidated VIEs and the major subsidiaries of the VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Major subsidiaries:
Meten International Education Group	July 10, 2018	Cayman Islands	100%	Investment holding
Meten Education Investment Limited (“Meten BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Likeshuo Education Investment Limited (“Likeshuo BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Meten Education (Hong Kong) Limited (“Meten HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Likeshuo Education (Hong Kong) Limited (“Likeshuo HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Zhuhai Meizhilian Education Technology Co., Ltd.(“Zhuhai Meizhilian”)	September 20, 2018	PRC	100%	Technology development and education consulting service
Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”)	September 20, 2018	PRC	100%	Technology development and education consulting service
VIEs:
Shenzhen Meten International Education Co., Limited (“Shenzhen Meten”)	April 3, 2006	PRC	100%	Offline English training
Shenzhen Likeshuo Education Co., Ltd. (‘‘Shenzhen Likeshuo’’)	October 26, 2018	PRC	100%	Online English training
VIEs’ major subsidiaries and schools:
Shenzhen Qianhai Meten Technology Co., Ltd	October 30, 2013	PRC	80%	Online English training
Meten Education (Shenzhen) Co., Ltd	November 24, 2015	PRC	100%	Offline English training
Nanjing Meten Foreign Language Training Co., Ltd	December 6, 2013	PRC	100%	Offline English training
Chengdu Meten Education Technology Co., Ltd	April 20, 2016	PRC	100%	Offline English training
Guangzhou Meten Education Technology Co., Ltd	March 29, 2016	PRC	100%	Offline English training

Beijing Jingchengying Education and Culture Development Co., Ltd.	September 16, 2002	PRC	80%	Offline English training
Beijing Jingcheng Education Network Technology Co., Ltd.	July 15, 2005	PRC	80%	Offline English training
Beijing Fengtai District ABC Foreign Language Training School	May 27, 2005	PRC	80%	Offline English training
Beijing Xicheng District ABC Foreign Language Training School	February 16, 2007	PRC	80%	Offline English training
Harbin ABC Foreign Language School	February 28, 2000	PRC	80%	Offline English training
Harbin ABC Culture Training School	November 18,2016	PRC	80%	Offline English training
Harbin Xiangfang District ABC Foreign Language School	July 31, 2006	PRC	80%	Offline English training

(b)	History of the Group and reorganization

Organization and General

The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. On September 27, 2019, the Company issued one ordinary share to its sole director Richard Fear for a purchase price of $ 0.0001. On the same day, the one ordinary share owned by Richard Fear was transferred to Guo Yupeng.

Reverse recapitalization

On December 12, 2019, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Company, EdtechX Holdings Acquisition Corp., a Delaware corporation (“EdtechX”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of the Company (“EdtechX Merger Sub”), Meten Education Group Ltd.(“Meten International”), a Cayman Islands exempted company which incorporated on July 10,2018 and wholly owned subsidiary of the Company (“Meten Merger Sub”, and together with EdtechX Merger Sub, the“Merger Subs”). EdtechX was a blank check company incorporated in Delaware on May 15, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Meten International and EdtechX, i.e., 318,601,222 ordinary shares of Meten International and 1,971,505 ordinary shares of EdtechX for 48,391,607 and 1,971,505 ordinary shares of the Company respectively.

Meten International was determined to be the accounting acquirer given the controller of Meten International effectively controlled the combined entity Meten EdtechX Education Group Ltd after the SPAC transaction.

The transaction is not a business combination because EdtechX was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Meten International for the net monetary assets of EdtechX, accompanied by a recapitalization. Meten International is determined as the predecessor and the historical financial statements of Meten International became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.1519 established in the reverse recapitalization transaction, which is 48,391,607 divided by 318,601,222, to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 20.

The par value of ordinary shares was adjusted retrospectively from RMB219 to RMB34, the subscription receivable was adjusted retrospectively from negative RMB 2 to RMB nil, and the difference of RMB183 was adjusted retrospectively as in addition paid-in capital as of December 31, 2019. The consolidated statements of changes in equity (deficit) for the years ended December 31, 2018 and 2019 were also adjusted retrospectively to reflect these changes.

The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 300,393,162 and 307,843,576 to 45,626,027 and 46,997,775 respectively for the years ended December 31, 2018; The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 318,601,222 to 48,391,607 for the year ended December 31, 2019.

The loss per share before and after the retrospective adjustments are as follows.

	2018
	Before adjustment	After adjustment
	RMB	RMB
Net (loss) income per share attributable to Meten International’ shareholders – per share
-Basic	0.16	1.04
-Diluted	0.15	1.01

	2019
	Before adjustment	After adjustment
	RMB	RMB
Net (loss) income per share attributable to Meten International’ shareholders – per share
-Basic	(0.69)	(4.53)
-Diluted	(0.69)	(4.53)

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

Reorganization of Meten International

Prior to the SPAC Transaction, the Meten International undertook a series of steps to restructure its business.

Meten International’s history began in April 2006 with the commencement of operations of Shenzhen Meten, a limited liability company incorporated in the PRC by Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo. On December 18, 2017, Shenzhen Meten converted into a joint stock limited liability company and 30,000,000 shares of RMB1 each were issued.

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

The Reorganization was executed in the following steps:

1)	Meten International was incorporated as an exempted company with limited liability in the Cayman Islands on September 27, 2019 and as offshore holding company of the Group. In July and August 2018, the Founders and Pre-listing Investors subscribed for ordinary shares of Meten International at par value, all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. Upon the issuance of ordinary shares to the Founders and Pre-listing Investors, the equity structure of the Meten International is identical to that of Shenzhen Meten.

2)	In July 2018, Meten International further established two wholly-owned subsidiaries in the British Virgin Islands, Meten BVI and Likeshuo BVI.

3)	In August 2018, Meten BVI and Likeshuo BVI established two wholly-owned subsidiaries in Hong Kong, Meten HK and Likeshuo HK, respectively.

4)	In September 2018, Meten HK and Likeshuo HK established two wholly-owned subsidiaries in China, named Zhuhai Meten and Zhuhai Likeshuo, respectively.

5)	In October 2018, Shenzhen Meten was split into three separate legal entities, namely Shenzhen Meten, Shenzhen Likeshuo and Shenzhen Yilian Education Investment Co. Ltd. (“Shenzhen Yilian Investment”).

6)	In November 2018, Zhuhai Meten and Zhuhai Likeshuo (collectively the “WFOEs”) entered into a series of contractual arrangements, including a business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge agreement and shareholders’ rights entrustment agreement (collectively referred to as the “Contractual Arrangements” as further described below) with Shenzhen Meten, Shenzhen Likeshuo and their shareholders, respectively. Consequently, Shenzhen Meten and Shenzhen Likeshuo became consolidated VIEs of Meten International upon the completion of the relevant reorganization steps.

7)	As part of the Reorganization, Shenzhen Meten transferred its equity interests in certain operations that are not a part of the Business to Shenzhen Yilian Investment and made a net cash distribution of approximately RMB148,270. Such net payment is recorded as distributions in connection with Reorganization in the accompanying consolidated statements of changes in shareholders’ deficit for the year ended December 31, 2018.

The Reorganization involved the restructuring of the legal structure of the Business, which was under common control and did not result in any changes in the economic substance of the ownership and the Business. The accompanying consolidated financial statements have been prepared as if the current corporate structure had been in existence throughout the periods presented.

Upon completion of the Reorganization, Meten International’s shares and per share information including the basic and diluted income/(loss) per share have been presented retrospectively as if the number of ordinary shares outstanding immediately after the completion of the Reorganization had been outstanding from the beginning of the earliest period presented, except for the ordinary shares issued in connection with the exchange of Redeemable Owner’s Investment held by the Pre-listing investors during the Reorganization have been weighted for the portion of the period that they were outstanding.

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

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
ASSETS
Current assets
Cash and cash equivalents	138,827	66,987
Contract assets	7,824	6,194
Accounts receivable	28,903	26,731
Other contract costs	54,088	33,153
Prepayments and other current assets	56,654	49,153
Amounts due from related parties	21,468	7,934
Prepaid income tax	12,265	13,046

Total current assets	320,029	203,198

Non-current assets
Restricted cash	11,599	10,358
Other contract costs	10,114	19,995
Equity method investments	26,084	24,552
Property and equipment, net	219,502	146,215
Operating lease right-of-use assets	484,225	322,559
Intangible assets, net	24,968	18,277
Deferred tax assets	4,200	6,997
Goodwill	302,158	274,567
Long-term prepayments and other non-current assets	62,337	40,648

Total non-current assets	1,145,187	864,168

Total assets	1,465,216	1,067,366

Current liabilities
Accounts payable	14,648	9,762
Bank loans	92,000	133,900
Deferred revenue	408,287	341,934
Salary and welfare payable	71,334	65,927
Financial liabilities from contracts with customers	490,095	384,561
Accrued expenses and other payables	46,845	43,009
Current operating lease liabilities	142,155	131,151
Income taxes payable	495	267
Amounts due to related parties	851	159,739

Total current liabilities	1,266,710	1,270,250

Non-current liabilities
Deferred revenue	60,528	46,927
Deferred tax liabilities	14,085	7,661
Operating lease liabilities	333,613	200,409
Non-current tax payable	26,085	33,718

Total non-current liabilities	434,311	288,715

Total liabilities	1,701,021	1,558,965

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income/(loss):

	Years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Net revenues	1,424,234	1,447,899	897,035
Net income/(loss)	53,755	(121,363)	(283,829)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Years ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Net cash generated from/(used in) operating activities	78,680	(16,195)	(164,268)
Net cash used in investing activities	(74,793)	(99,087)	(54)
Net cash generated from/(used in) financing activities	(142,633)	72,778	91,241

The unrecognized revenue producing assets that are held by the VIEs comprise of assembly workforce and intellectual property and trademarks which were not recorded on the Company’s consolidated balance sheets as they do not meet all the capitalization criteria.

In accordance with the Contractual Arrangements, the Company has power to direct activities of the VIEs, and can have assets transferred freely out of the VIEs without restrictions. Therefore the Company considers that there is no asset in the VIEs that can be used only to settle obligations of the respective VIE, except for registered capital and the PRC statutory reserves. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of its net assets, equivalent to the balance of their registered capital and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 24 for disclosure of the restricted net assets.

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

A consolidated VIE is an entity in which the Company, or its subsidiary, through contractual agreements, bears the risks of, and enjoys the rewards normally associated with ownership of the entity. In determining whether the Company or its subsidiaries are the primary beneficiary, the Company considered whether it has the power to direct activities that are significant to the VIE’s economic performance, and also the Group’s obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The Company, through the WFOEs holds all the variable interests of the VIEs, and has been determined to be the primary beneficiary of the VIEs.

2.	Liquidity and Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the discharge of liabilities in the normal course of business for the foreseeable future.

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

As reflected in the accompanying consolidated financial statements, during the year ended December 31, 2020, the Group incurred a net loss of RMB 412,783 and had a net negative operating cash flow of RMB343,218. As of December 31, 2020, the Group had a total deficit of RMB362,542 and net current liabilities of RMB929,158.

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

The Group’s principal liquidity needs are to meet its working capital requirements, operating expenses and capital expenditure obligations. The Group’s ability to fund these needs will depend on its future performance, which will be subject in part to general economic, competitive and other factors beyond its control. These conditions raise substantial doubt as to the Group’s ability to remain a going concern.

3.	Summary of significant accounting policies

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2020 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.525, representing the index rates stipulated by the Federal Reserve Bank of New York on 31 December 2020. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2020, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, and highly liquid investments. The Group considers highly liquid investments that are readily convertible into known amounts of cash and with a maturity of three months or less when purchased to be cash equivalents. All of the Group’s bank deposits is RMB denominated and are placed with financial institutions in the PRC. The Group does not have any cash equivalents as of December 31, 2019 and 2020, respectively.

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

A contract asset is recognized when the Group recognizes revenue before being unconditionally entitled to the consideration under the payment terms set out in the contract. Contract assets are set off against financial liabilities with customers when the customers are not entitled to full refund of the tuition fee paid (see note 3(r)).

(g)	Accounts receivable

Accounts receivable primarily consists of receivables of franchise fees. Accounts receivable are presented net of allowance for doubtful accounts. The Group uses specific identification in providing for bad debts when facts and circumstances indicate that collection is doubtful and based on factors listed in the following paragraph. If the financial conditions of its franchisee were to deteriorate, resulting in an impairment of their ability to make payments, additional allowance may be required.

The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2018, 2019 and 2020, the Group does not have any off-balance-sheet credit exposure relate to its customers, except for the guarantees given to installment institutions for loans granted to customers of the Group’s English training services in Note 23(b).

(h)	Contract costs

Contract costs are the incremental costs of obtaining a contract with a customer. Incremental costs of obtaining a contract are those costs that the Group incurs to obtain a contract with a customer that it would not have incurred if the contract had not been obtained e.g. an incremental sales commission. Incremental costs of obtaining a contract are capitalized when incurred if the costs relate to revenue which will be recognised in a future reporting period and the costs are expected to be recovered. Other costs of obtaining a contract are expensed when incurred. Capitalized contract costs are stated at cost less accumulated amortisation and impairment losses.

Contract costs capitalized as of December 31, 2019 and 2020 relate to the incremental sales commissions paid to third-party sales agents or the Group’s sales personnel whose selling activities resulted in customers entering into sale and purchase agreements for the Group’s services. Contract costs are recognized as part of “selling and marketing expenses” in the consolidated statements of comprehensive income/(loss) in the period in which revenue from the related services is recognized. The amount of capitalized costs recognized in profit or loss for the years ended December 31, 2018, 2019 and 2020 were RMB 87,126, RMB 87,635 and RMB 59,014 respectively.

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

Major business combinations occurred during the years ended December 31, 2018, 2019 and 2020 are disclosed in Note 5.

(m)	Acquired intangible assets, net

Acquired intangible assets other than goodwill mainly consist of trademark, backlog, customer relationship and favorable lease assets, and are carried at cost, less accumulated amortization and impairment. Amortization of finite-lived intangible assets is computed using the straight-line method over the estimated useful lives. The amortization periods by intangible asset classes are as follows:

Trademark	10 years

Backlog	3 years

Customer relationship	5.5 years

Reacquired right	1 year

(n)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the years December 31, 2018, 2019 and 2020.

(o)	Operating leases

Policy applicable before January 1, 2019:

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Payments made under operating leases are charged to the consolidated statements comprehensive (loss) income on a straight-line basis over the lease periods. Certain operating leases contain rent holidays and escalating rent. Rent holidays and escalating rent are considered in determining the straight-line rent expense to be recorded over the lease term. The Group had no capital leases for the years ended December 31, 2018.

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

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit’s goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. The Group performs its annual impairment review of goodwill at December 31 of each year. RMB 27,591 impairment losses were recorded for goodwill for the years ended December 31, 2020.

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

The customers can attend main English classroom-based course/overseas training for predetermined course hours in a predetermined period of time. Supplementary English classroom-based course can be attend without limit in such period of time.

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. Generally, customers are entitled to a short-term course trial period/trial courses which commences on the date the course begins or the date of contract signed. Course fee refunds are provided to customers if they decide not to participate in such course within the trial period/trial courses. In addition, the Group offers refunds of the amount related to the course fee of the undelivered course hours after deducting 30% of it or certain amount of teaching service fee for each completed course level to customers who withdraw from a course, provided attended course hours are less than or equal to 30% of total hours in the courses at the time of withdrawal. No refund will be provided for customers attending more than 30% of total hours in the underlying courses. Reversal in the amount of cumulative revenue arising from refunds have been insignificant for the years ended December 31, 2018, 2019 and 2020.

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

For educational materials and assessments of level of English proficiency, revenues are recognized according to the accounting policy as set out in note 3(r)(4) below.

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

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered on the “Likeshuo” platform, the Group typically allows a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with the delivering such courses/services online, provided that a customer shall apply for refund at any time during these courses. Reversal in the amount of cumulative revenue arising from refunds have been insignificant for the years ended December 31, 2018, 2019 and 2020.

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

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered under “Meten” brand, the refund policy is similar to the general adult English training service. For courses offered under “ABC” brand, customers are generally entitled to full refund regarding the incompleted course hours after deduction of RMB 2,000 yuan as the early contract termination fee if a student requests a refund within 30 days upon the commencement of the course. No refund will be provided if a student requests a refund after 30 days upon the commencement of the course. Course fee received are initially recorded as financial liabilities from contracts with customers. Within the trial period of 30 days, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers. After 30 days upon the commencement of the course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue. Revenues are generally recognized proportionately as the course hours are delivered.

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

Sales and marketing expenses consist primarily of advertising costs, branding and marketing expenses, salary and welfare for sales and marketing personnel, commission to distribution channels and sales and marketing personnel. The branding and marketing expenses amounted to RMB 144,203, RMB 140,281 and RMB 123,308 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income (loss) when the grant becomes receivable. For the years ended December 31, 2018, 2019 and 2020, RMB 7,817, RMB 5,773 and RMB 28,124 of government grants were recognized, respectively.

(x)	Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB 56,248, RMB 62,084 and RMB27,054 for the years ended December 31, 2018, 2019 and 2020, respectively.

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

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, income taxes payable, accrued expenses and other payables as of December 31, 2019 and 2020 approximate their fair values because of short maturity of these instruments.

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

Non-current portions：
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

In August 2020, the FASB issued ASU No. 2020-06, Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity (“ASU 2020-06”), which focuses on amending the legacy guidance on convertible instruments and the derivatives scope exception for contracts in an entity’s own equity. ASU 2020-06 simplifies an issuer’s accounting for convertible instruments by reducing the number of accounting models that require separate accounting for embedded conversion features. ASU 2020-06 also simplifies the settlement assessment that entities are required to perform to determine whether a contract qualifies for equity classification. Further, ASU 2020-06 enhances information transparency by making targeted improvements to the disclosures for convertible instruments and earnings-per-share (EPS) guidance, i.e., aligning the diluted EPS calculation for convertible instruments by requiring that an entity use the if-converted method and that the effect of potential share settlement be included in the diluted EPS calculation when an instrument may be settled in cash or shares, adding information about events or conditions that occur during the reporting period that cause conversion contingencies to be met or conversion terms to be significantly changed. This update will be effective for the Company’s fiscal years beginning after December 15, 2021, and interim periods within those fiscal years. Early adoption is permitted, but no earlier than fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Entities can elect to adopt the new guidance through either a modified retrospective method of transition or a fully retrospective method of transition. The Group is currently in the process of evaluating the impact of adopting ASU 2020-06 on its consolidated financial statements and related disclosure.

4.	Risks and Concentration

(a)	Foreign exchange risk

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

The credit risk exposure resulted from guarantee provided for customers under the installment payment arrangement are disclosed in Note 23(b).

(i)	Concentration of revenues

No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2018, 2019 and 2020.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its franchisees and customers under the installment payment arrangements and generally does not require collateral or other security from such franchisees and customers.

The following table summarized party with greater than 10% of the accounts receivable:

	As of December 31,
	2019	2020
Receivables from Franchisee A	11%	19%
Receivables from Franchisee B	11%	19%
Receivables from Franchisee C	*	19%
Receivables from Franchisee D	*	11%
Receivables from Franchisee E	13%	*
Receivables from Franchisee F	15%	-

*	Less than 10%

5.	Business combinations

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

There was no business acquisition for the year ended December 31, 2020 due to the impact of COVID-19.

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

6.	Disposal and closure of subsidiaries and branches

During the year ended December 31,2020, due to the impact of COVID-19, the Group closed under-performing learning centers and subsidiaries to reduce operating expense. Loss on disposal and closing of subsidiaries and branches amounting to RMB 31,884 were recorded in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2020.

During the year ended December 31, 2019, the Group disposed Shenzhen Meten Oversea Education Consulting Co., Ltd. (“Shenzhen Meten Oversea”), Shenzhen Shuangge Technology Co., Ltd. (“Shenzhen Shuangge”) to Shenzhen Yilian Education Investment Co., Ltd. (“Shenzhen Yilian Education”) and Shenzhen Xinlian Oversea Education Consulting Co., Ltd. (“Shenzhen Xinlian Oversea”) to two third-party individuals. The total cash consideration of the disposal of the three subsidiaries were RMB1,275.Disposal gains amounting to RMB583 were recorded in the consolidated statements of comprehensive income (loss) for the year ended December 31, 2019.

7.	Contract balances

The following table provides information about contract assets, accounts receivable, deferred revenue and financial liabilities from contracts with customers.

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Accounts receivable	30,654	52,866
Less: Allowance for doubtful debts (i)	(1,751)	(25,853)
Accounts receivable, net	28,903	27,013
Contract assets	7,824	6,194
Deferred revenue
-current	408,287	341,934
-non-current	60,528	46,927
Financial liabilities from contracts with customers	490,095	384,561

(i)	Changes in the allowance for doubtful accounts were as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
At the beginning of the year	125	1,751
Allowance made during the year	1,700	25,694
Write-off	(74)	(1,592)
At the end of the year	1,751	25,853

Significant changes in the balances of contract assets, deferred revenue and financial liabilities from contracts with customers are as follows.

(a)	Contract assets

	As of December 31,
	2019	2020
	RMB’000	RMB’000
At the beginning of the year	14,208	7,824
Net off the beginning contract assets with financial liabilities, as the result of rights to consideration becoming unconditional	(13,527)	(7,384)
Contract assets recognized with the recognition of revenue during the year	7,143	5,754
At the end of the year	7,824	6,194

(b)	Deferred revenue and financial liabilities from contracts with customers

	As of December 31,
	2019	2020
	RMB’000	RMB’000
At the beginning of the year	907,415	958,910
Net off the beginning contract assets with financial liabilities, as the result of rights to consideration becoming unconditional	(13,527)	(7,384)
Revenue recognized that was included in the contract liabilities and financial liabilities at the beginning of the year	(709,412)	(644,097)
Increase due to cash received, excluding amount recognized as revenue or refunded	754,592	465,993
Disposal of subsidiaries	(5,256)	-
Business combination (note 4)	25,098	-
At the end of the year	958,910	773,422

Reconciliation to the consolidated balance sheets

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Deferred revenue	468,815	388,861
Financial liabilities	490,095	384,561

8.	Prepayments and other assets

The prepayments and other assets consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Prepayments and other current assets
Receivables from third-party payment channels (i)	17,420	17,983
Cash advanced to employees	275	517
Prepaid advertising and marketing fees	8,376	1,056
Prepaid rental and property management fees	12,528	3,109
Prepayment for purchase of office supplies	2,460	534
Books and other related educational materials (ii)	10,131	9,254
Prepayment for acquisition of subsidiaries	4,379	3,085
Prepaid taxes	3,704	4,837
Others	5,517	10,283
Total	64,790	50,658

Long-term prepayments and other non-current assets
Prepayment for leasehold improvement	10,923	50
Long-term rental deposits	51,512	40,704
Total	62,435	40,754

(i)	The balances represent the course fee for the courses due from third-party payment channels that are mainly due to timing difference between the Group’s receipts from the third-party payment channels versus the third-party payment channels’ cash receipts from the customers.

(ii)	Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method (FIFO) for all inventories.

9.	Equity method investments

In May 2006, the Group invested RMB 250 to acquire 30% equity interest of Xiamen Han’en Education Consulting Co., Ltd. and in July and November 2016, the Group invested RMB 9,000 and RMB10,000 to acquire 15% and 20% equity interests of Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., respectively (“Wuyan”), which are mainly engaged in educational services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. In April 2018, the Group made additional investment of RMB 3,750 in Wuyan to maintain its share of equity interests in this investee. The Group recognized (loss)/gain on equity method investments of RMB1,668, RMB 2,658 and RMB(1,532) for the years ended December 31, 2018, 2019 and 2020, respectively.

10.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Cost:
Buildings	102,795	75,092
Motor vehicles	11,543	11,185
Leasehold improvements	231,741	71,136
Equipment, fixture and furniture, and other fixed assets	62,571	49,823
Total cost	408,650	207,236

Less: Accumulated depreciation	188,532	60,345

Property and equipment, net	220,118	146,891

Depreciation expense recognized for the years ended December 31, 2018,2019 and 2020 were RMB 50,868, RMB 52,622 and RMB 50,319, respectively.

As of December 31, 2018,2019 and 2020, the ownership certificates for buildings with carrying value of RMB25,604, RMB24,218 and nil have not been obtained, respectively.

As of December 31, 2018,2019 and 2020, the buildings with carrying value of nil, RMB60,328and RMB56,573 have been pledged for the purpose of obtaining bank facilities.

11.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Trademark	16,200	16,200
Backlog	5,815	5,815
Customer relationship	11,400	11,400
Reacquired right	200	200
Total cost	33,615	33,615

Less: accumulated amortization	8,647	14,278

Intangible assets, net	24,968	19,337

Trademark, backlog, customer relationship and favourable lease contracts were recorded as a result of business acquisitions as disclosed in note 5.

The Group recorded amortization expense of RMB 4,076, RMB 5,831 and RMB5,631 for the years ended December 31, 2018, 2019 and 2020, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is RMB 4,662, RMB 3,693, RMB 3,693, RMB 1,620 and RMB 1,620 respectively.

12.	Income tax

(a)	Cayman Islands

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2018, 2019 and 2020, as the Company plans to permanently reinvest the earnings generated before December 31, 2020 in the PRC.

Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes

Income tax expense consists of the following:

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Current income tax expense	20,720	18,752	8,589
Deferred income tax benefit	(6,266)	(9,144)	(2,786)
Total	14,454	9,608	5,803

Tax rate reconciliation

The actual income tax expenses reported in the consolidated statements of comprehensive income(loss) for each of the years ended December 31, 2018, 2019 and 2020 differ from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Income/(loss) before income taxes	67,899	(215,461)	(406,980)
Computed expected tax expense/(benefit)	16,975	(53,809)	(86,039)
Increase/(decrease) in income taxes resulting from:
Non-taxable income	-	(816)	-
Non-taxable income due to disposal of subsidiaries	-	(2,440)	-
Non-deductible expenses	1,766	25,099	6,463
Additional deduction for research and development expenses	(283)	(2,353)	(6,554)
Preferential tax rate	166	11,370	4,727
Tax loss expired	1,619	6,271	12,128
EIT true-up difference	-	478	-
Tax rate differential on deferred tax items	5,152	31	-
Change in valuation allowance	(10,355)	25,457	75,078
Others	(586)	320	-
Total	14,454	9,608	5,803

Deferred taxes

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities balances as of December 31, 2019 and 2020 are as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Deferred tax assets
Tax losses carried forward	84,066	152,728
Provision of other receivables	534	4,715
Deductible advertisement expenses	1,338	7,083
Accrued payroll and other expenses	2,735	1,990
Total gross deferred tax assets	88,673	166,516
Valuation allowance on deferred tax assets	(71,393)	(146,471)
Deferred tax assets, net of valuation allowance	17,280	20,045

Deferred tax liabilities
Capitalized contract costs	(15,914)	(13,606)
Equity investment gain	(771)	(388)
Operating lease	(1,050)	(263)
Surplus on revaluation	(9,430)	(6,452)
Total gross deferred tax liabilities	(27,165)	(20,709)
Net deferred tax liabilities	(9,885)	(664)

Reported in Consolidated Balance Sheets as:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Deferred tax assets	4,200	6,997
Deferred tax liabilities	(14,085)	(7,661)
Net deferred tax liabilities	(9,885)	(664)

The movements of the valuation allowance are as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Balance at the beginning of the year	53,854	71,393
Business combination	4,069	-
Disposal of subsidiaries	(4,394)	-
Addition/(decrease) during the year	25,457	75,078
Reversal	(7,593)	-
Balance at the end of the year	71,393	146,471

The valuation allowance as of December 31, 2019 and 2020 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, which were in cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. The net operating losses carry forward of the Company’s VIE’s PRC subsidiaries amounted to RMB598,202 as of December 31, 2020, of which RMB66,684, RMB41,454, RMB 37,827, RMB168,724 and RMB320,314 will expire if unused by December 31, 2021, 2022, 2023,2024 and 2025, respectively.

Non-current income tax payable

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Beginning balance	6,801	26,085
Addition	19,284	7,633
Ending balance	26,085	33,718

RMB 26,085 and RMB 33,718 of unrecognized tax benefits as of December 31, 2019 and 2020, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent the estimated tax expenses of the Company would be required to pay, should the deductibility of the expenses for tax purpose be denied by the PRC tax authorities in accordance with tax laws and regulations. The unrecognized tax benefits as of December 31, 2019 and 2020 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive Income (Loss) as components of income tax expense.

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

13.	Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2019 and 2020 consisted of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Beginning balance	276,905	302,158
Addition/(decrease) during the year (note 5)	25,253	(27,591)
Goodwill	302,158	274,567

The Group did not incur impairment loss on goodwill for the years ended December 31, 2018 and 2019, and incurred RMB27,591 impairment loss on goodwill for the years ended December 31, 2020.

14.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Accrued expenses and other payables
Payables for purchase of property and equipment	4,953	-
Deposits received from customers	4,296	1,710
Deposits received from franchisees	2,907	2,967
Accrued rental, utility and other expenses	4,019	10,859
VAT and other taxes payable	8,834	13,380
Payables for refund of tuition fee	9,670	4,143
Amount due to non-controlling shareholders of subsidiaries	481	-
Offering expenses	11,052	4,261
Others	2,245	8,710
Total	48,457	46,030

15.	Bank loans

On January 18, 2019, the Group entered into a loan agreement with China Ningbo Bank with a maturity date of January 17, 2020. As of December 31, 2020, the aggregated draw amounted to RMB20,000 subject to a fixed interest rate of 5.28% per annum. The loan was guaranteed by Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng. The bank loan was fully repaid upon maturity.

On January 18, 2020, the Group entered into a loan agreement with China Ningbo Bank with a maturity date of April 18, 2020. As of December 31, 2020, the aggregated draw amounted to RMB20,000 subject to a fixed interest rate of 4.80% per annum. The loan was guaranteed by Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng. The bank loan was fully repaid upon maturity.

On September 5, 2019, the Group entered into a facility agreement with China Minsheng Bank with a maturity date of March 5, 2020. As of December 31, 2020, the aggregated draw amounted to RMB2,000 subject to a fixed interest rate of 4.9%. The loan was guaranteed by Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng. The bank loan was fully repaid upon maturity.

On June 20, 2019, the Group entered into a facility agreement with China Merchants Bank with a maturity date of June 20, 2020 (“CMB Facility”). On November 5, 2019, the Group entered into a new facility agreement with China Merchants Bank with total facilities of RMB100,000 and a maturity date of October 27, 2021 (“New CMB Facility”) which replaced the CMB Facility. The New CMB Facilities were guaranteed by Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng and pledged by the buildings of the Group Company’s VIE. As of December 31, 2020, the Group had drawn down RMB30,000, RMB 30,000 and RMB 40,000 under the facilities, which is subject to a fixed interest rate of 4.9%,5.0% and 5.0% respectively.

On June 9, 2020, the Group entered into a loan agreement with China Construction Bank with a maturity date of July 9, 2021. On July 2, 2020, the Group entered into a loan agreement with China Construction Bank with a maturity date of July 2, 2021. As of December 31, 2020, had drawn down RMB9,900 and RMB15,100 under the agreements, which is subject to a fixed interest rate of 5.0%. The loan was guaranteed by Shenzhen Yilian Education Investment Co., Ltd, Shenzhen Likeshuo network technology Co., Ltd., Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng.

On March 27, 2020, the Group entered into a loan agreement with Postal Savings Bank of China Co. Ltd with a maturity date of March 26, 2021. As of December 31, 2020, the aggregated draw amounted to RMB5,000 subject to a fixed interest rate of 3.95% per annum. The loan was guaranteed by Mr. Zhao Jishuang, Shenzhen High-tech Investment and Financing Guarantee Co., Ltd., Mr. Zhuo Mo and Shenzhen Instant Education Co., Ltd. The bank loan was repaid RMB800 until December 31 2020.

On October 19, 2020, the Group entered into a loan agreement with Industrial Bank Co. Ltd with a maturity date of October 19, 2021. As of December 31, 2020, the aggregated draw amounted to RMB5,000 subject to a fixed interest rate of 4.35% per annum. The loan was guaranteed by Mr. Zhao Jishuang, Mr.Zhao Jishuang, Mr. Zhuo Mo, Mr. Peng Siguang, Mr. Guo Yupeng, Shenzhen Meilian International Education Co., Ltd. The bank loan was repaid RMB300 until December 31 2020.

Some of the Group’s loan agreements are subjected to covenant clause, whereby the Group was required to meet certain key financial ratios. The Group has fulfilled the loan covenants as required in the loan contract.

16.	Lease

The component of lease cost was as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Operating lease cost	158,410	150,224
Short-term lease cost	49,441	24,355
Total	207,851	174,579

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Operating Leases
Operating lease right-of-use assets	484,225	332,559
Operating lease liabilities, current portion	142,155	131,151
Operating lease liabilities, non-current portion	333,613	200,409
Weighted-average remaining lease term - operating leases	3.77 years	3.61 years
Weighted-average discount rate - operating leases	5.18%	4.89%

Non-cancellable operating lease rentals as of December 31, 2020 are payable as follows:

Years ending December 31,	RMB’000
2021	155,400
2022	90,074
2023	64,944
2024	32,367
2025	10,557
Thereafter	3,451
Total lease payment	356,793
Less: imputed interest	(25,233)
Total	331,560

17.	Redeemable Owners’ Investment

On September 1, 2015, certain Pre-listing investors acquired equity interests in Shenzhen Meten (“First Tranche Redeemable Owners’ Investment”) for a total consideration of RMB20,000.

On June 24, 2016, certain Pre-listing investors acquired equity interests in Shenzhen Meten (“Second Tranche Redeemable Owners’ Investment”) for a total consideration of RMB170,000.

After the above investments and as of December 31, 2016 and 2017, the First and Second Tranche Redeemable Owners’ Investment (together, ‘‘Redeemable Owners’ Investment’’) represented 1.81% and 9.62% equity interest in Shenzhen Meten, respectively.

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

The movements of Redeemable Owners’ Investment for the years ended December 31, 2017 and 2018 are summarized below:

	First Tranche Redeemable Owners’ Investment	Second Tranche Redeemable Owners’ Investment	Total
	RMB’000	RMB’000	RMB’000
Balances as of January 1, 2017	22,042	178,577	200,619
Accretion	2,000	17,000	19,000
Balances as of December 31, 2017	24,042	195,577	219,619
Accretion	1,096	8,718	9,814
Reclassification to permanent equity	(25,138)	(204,295)	(229,433)
Balances as of December 31, 2018	-	-	-

18.	Revenue and segment reporting

The principal activities of the Group are providing a wide range of educational programs, services and products, consisting primarily of general adult English training, overseas training services, online English training, junior English training and other English language-related services in the PRC.

(a)	Disaggregation of revenue

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Revenue from contracts with customers
General adult English training	810,218	690,534	240,103
Overseas training services	223,601	203,677	130,567
Online English training	212,302	260,263	289,715
Junior English training	65,490	167,924	130,348
Sales of goods	93,538	93,454	93,397
Others English language-related services	19,085	32,047	12,905
Total	1,424,234	1,447,899	897,035

(b)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As of December 31, 2019 and 2020, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts is RMB 951,086 and RMB 767,228 respectively. This amount principally represents revenue expected to be recognized in the future from contracts for general adult English training, overseas training services, online English training and junior English training entered into by the customers with the Group. The Group will recognize the expected revenue in future as the service is rendered, which is expected to occur over the next 1 to 51 months.

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

Disaggregation of revenue from contracts with customers by the timing of revenue recognition, as well as information regarding the Group’s reportable segments as provided to the Group’s chief operating decision makers for the purposes of resource allocation and assessment of segment performance for the years ended December 31, 2018, 2019 and 2020 is set out below.

		Year ended December 31, 2018
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Disaggregated by timing of revenue recognition
Point in time	93,538	-	-	-	93,538
Overtime	810,218	223,601	212,302	65,490	1,311,611

Revenue from external customers	903,756	223,601	212,302	65,490	1,405,149

Reportable segment revenue	903,756	223,601	212,302	65,490	1,405,149

Reportable segment gross profit	566,994	103,703	97,144	23,717	791,558

		Year ended December 31, 2019
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Disaggregated by timing of revenue recognition
Point in time	93,454	-	-	-	93,454
Overtime	690,534	203,677	260,263	167,924	1,322,398

Revenue from external customers	783,988	203,677	260,263	167,924	1,415,852

Reportable segment revenue	783,988	203,677	260,263	167,924	1,415,852

Reportable segment gross profit	422,517	86,358	104,620	61,070	674,565

		Year ended December 31, 2020
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Disaggregated by timing of revenue recognition
Point in time	93,397				93,397
Overtime	240,103	130,567	289,715	130,348	790,733

Revenue from external customers	333,500	130,567	289,715	130,348	884,130

Reportable segment revenue	333,500	130,567	289,715	130,348	884,130

Reportable segment gross profit	104,875	34,318	119,438	27,933	286,564

(ii)	Reconciliations of reportable segment revenues and profit or loss

	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Revenue
Reportable segment revenue	1,405,149	1,415,852	884,130
Other revenue	19,085	32,047	12,905
Consolidated revenue (note 17(a))	1,424,234	1,447,899	897,035

Profit
Reportable segment profit	791,558	674,565	286,564
Other profit	17,113	31,040	12,592

Reportable segment profit derived from Group’s external customers	808,671	705,605	299,156

Selling and marketing expenses	(425,217)	(437,986)	(310,433)
General and administrative expenses	(253,939)	(329,828)	(238,592)
Research and development expenses	(26,178)	(32,333)	(31,878)
Interest income	1,150	1,633	448
Interest expenses	(8)	(2,453)	(6,101)
Foreign currency exchange gain/(loss), net	21	(19)	(382)
Gains/(losses) on disposal and closure of subsidiaries and branches	-	583	(31,884)
Gains on available-for-sale investments	3,916	-	-
Gains on Short-term investments	-	-	495
Government grants	7,817	5,773	28,124
Equity in income on equity method investments	1,668	2,658	(1,532)
Depreciation and amortization	(31,570)	(23,414)	(16,469)
Share-based compensation expenses	(7,648)	(96,661)	(52,256)
Warrant financing	-	-	(41,118)
Others, net	1,649	4,044	4,640
Unallocated head office and corporate expenses	(12,433)	(13,062)	(9,198)
Consolidated (loss)/income before income tax	67,899	(215,460)	(406,980)

(iii)	Geographical information

No geographical information is presented as the operations, major customers and assets of the Group are substantially located in the PRC.

19.	Net income/(loss) per share

Basic and diluted net income/(loss) per share for each of the years presented are calculated as follow:

	Year ended December 31,
	2018	2019	2020
	(in thousands of RMB, except share data and per share data)
Numerator:
Net income/(loss) available to shareholders of the Company - basic and diluted	47,440	(219,404)	(410,985)
Denominator
Weighted average number of ordinary shares - basic	45,626,027	48,391,607	55,661,445
Effect of dilutive securities	1,371,748	-	10,180,575
Dilutive effect of non-vested shares	46,997,775	48,391,607	65,842,020
Denominator for diluted net (loss)/income per share
Net income/(loss) - basic	1.04	(4.53)	(7.38)
Net income/(loss) - diluted	1.01	(4.53)	(6.24)

20.	Share based compensation

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

The following table sets forth the summary of the awarded shares unit activities. The number of awarded share units were retrospectively adjusted to reflect the share capital structure of the Company as of December 31, 2020.

	Number of share units	Weighted average grant-date fair value per share unit
As of January 1, 2018	1,854,193	24.16
Forfeited	(72,865)	38.52
As of December 31, 2018	1,781,328	23.47
Granted	1,269,373	70.32
As of December 31, 2019	3,050,701	43.52

In connection with the Mergers, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of our ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Mergers.

The share-based compensation expenses excluding Likeshuo HK of RMB 7,648, RMB 96,661 and RMB 27,664 were charged to general and administrative expenses for the years ended December 31, 2018, 2019 and 2020. As of December 31, 2020, there was approximately RMB6,351 excluding Likeshuo HK of total unrecognized compensation cost related to unvested awarded share units. The unrecognized compensation costs are expected to be recognized over a weighted average period of approximately 1.5 years.

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

Subsidiary-Likeshuo HK

In December 2020, Likeshuo HK adopted its 2020 Management Investment Plan (the “Likeshuo HK 2020 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the managements to purchase Likeshuo HK ‘s newly issued shares. The acquisition (the “Likeshuo Management Investment”) of 15% of newly issued shares of Likeshuo HK by certain senior members of the management of the Likeshuo online business and the reservation (the “Likeshuo ESOP Reservation”) of 5% of shares of Likeshuo HK for future share incentive awards. The consideration in respect of the Likeshuo Management Investment and Likeshuo ESOP Reservation consists of (i) RMB20,000 cash consideration payable from the relevant Likeshuo management’s personal funds; and (ii) satisfaction of certain performance targets for the Likeshuo online business. The cash consideration was determined based on the valuation of the Likeshuo online business, at approximately RMB301,200, as conducted by an independent third-party valuer.Restricted shares are granted from post incentives and performance incentives, which are unlocked in three years.

As of December 31, 2020,the share option pool under the Likeshuo HK 2020 Plan approved by the Board of Directors of Likeshuo HK was 1,875 Likeshuo HK’s ordinary shares. The Likeshuo ESOP has reserved 625 Likeshuo HK’s ordinary shares. As of December 31, 2020, the unrecognized share-based compensation cost related to its Restricted Shares is RMB15,650.The share-based compensation expense of RMB 24,592 for Likeshuo ESOP was charged to general and administrative expenses for the year ended December 31,2020.

21.	Equity

Ordinary shares

On September 27, 2019, the Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holder of the Company’s ordinary shares are entitled to one vote for each share.

On July 10,2018, Meten International was incorporated as limited liability company with authorized share capital of 380,000 Hong Kong dollar (“HK$”) divided into 38,000,000 shares with par value HK $0.01 each. After the incorporation of Meten International, the Founders and Pre-listing investors subscribed 47,035 ordinary shares of Meten International at par value of HK $0.01.

In December 2018, Meten International increased authorized share capital by creation of 500,000,000 shares with par value of US$0.0001 and issued 318,601,222 ordinary shares of US$0.0001 each, and repurchased the 47,035 existing issued ordinary shares of HK $0.01 par value each and decreased the authorized share capital by cancellation of all unissued shares of HK$0.01 each.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the merger agreement dated December 12, 2019 (“Merger Agreement”). Total 318,601,222 ordinary shares in Meten International were converted to 48,391,607 ordinary shares of the Company. Total 1,971,505 ordinary share of EdtechX were converted to the equal shares of the Company.

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

In connection with the Mergers, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of our ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Mergers.

As of December 31, 2019 and 2020, there were 48,391,607 and 56,874,548 ordinary shares issued and outstanding, respectively.

Warrants

As of December 31,2020, there were 12,705,000 Warrants outstanding, the warrants have been trading on the Nasdaq Market under the symbol “METXW” since May 27, 2020.

On January 8, 2021, the company successfully completed a tender offer for its Warrants to purchase Ordinary Shares at a reduced exercise price of $1.40. The offer expired at 11:59 p.m. Eastern time on January 5, 2021.

The Company raised $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 Warrants as part of the tender offer. In addition, 2,629,812 Warrants to purchase Ordinary Shares were validly tendered for cashless exercise, resulting in the issuance of 1,364,512 Ordinary Shares.

The Company offered its existing loyal Warrant holders the opportunity to exercise their Warrants at $1.40 from the initial Warrant exercise price at $11.50. Approximately 55.5% of the Company’s outstanding Warrants were exercised in the tender offer.

Net proceeds are anticipated to be approximately $5,730,000 after deducting information agent fees, placement agent fees and other offering expenses and are expected to primarily be used for potential acquisitions and working capital and for general corporate purposes.

22.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Mr. Zhao Jishuang	A major shareholder of the Company
Mr. Guo Yupeng	A major shareholder of the Company
Mr. Peng Siguang	A major shareholder of the Company
Zhongshi Qile (Beijing) Culture Media Co., Ltd. (“Zhongshi Culture”)	Fellow subsidiary
Shenzhen Meifu English Information Consulting Co., Ltd. (“Meifu English”)	Fellow subsidiary
Boston Global Education,INC (“Boston Global”)	Fellow subsidiary
Meten (U.S.A) Investment Holding Corporation (“Meten USA”)	Fellow subsidiary
Oxford International College Chengdu School (“Chengdu School”)	Fellow subsidiary
Meten International Educational Talent Management Service (Shenzhen) Co., Ltd (Meten Talent Service)	Fellow subsidiary
Shenzhen Sikete Education Technology Co., Ltd. (“Shenzhen Sikete”)	Associate of the Group
Xiamen Siming District Meten English Training School (“Xiamen Siming Meten School”)	Associate of the Group
Shenzhen Mengdian Network Technology Co., Ltd. (“Shenzhen Mengdian”)	Associate of the Group
Liketou (HK) Co., Ltd.	Entity under significant influence of a key management
Shenzhen Shuangge Technology Co., Ltd. (“Shenzhen Shuangge”)	Fellow subsidiary
Shenzhen Meten Oversea Education Consulting Co., Ltd. (“Shenzhen Meten Oversea”)	Fellow subsidiary
Shenzhen Yilian Education Investment Co., Ltd. (“Shenzhen Yilian Education”)	Fellow subsidiary
Xiamen Hanen Education Consulting Co., Ltd (“Xiamen Hanen”)	Entity under significant influence of a key management

(a)	Major transactions with related parties

	Year ended December 31,
	2018	2019	2020
	RMB’000	RMB’000	RMB’000
Advances from related parties
- Meifu English	7,354	912	4,000
- Chengdu School	20,155	195	23,300
- Shenzhen Meten Oversea	-	17,113	-
- Liketou (HK) Co., Ltd.	9,629	201	-
- Xiamen Siming Meten School	-	19	-
- Shenzhen Shuangge	-	11,958	480
- Zhongshi Culture	-	318	-
- Meten Talent Service	-	118	4,991
- Xiamen Hanen	-	250	-
- Mr. Zhao Jishuang	-	-	30,893
Total	37,138	31,084	63,664

Repayment of advances from related parties
- Meifu English	2,161	6,503	-
- Chengdu School	16,173	12,476	14,000
- Liketou (HK) Co., Ltd.	7,494	2,336	-
- Shenzhen Meten Oversea	-	17,113	-
- Zhongshi Culture	-	318	-
- Xiamen Hanen	-	250	-
- Meten Talent Service	-	118	128
- Xiamen Siming Meten School	509	-	-
- Shenzhen Shuangge	-	11,192	176
- Xiamen Siming Meten School	-	-	19
Total	26,337	50,306	14,323

Advances to related parties
- Meifu English	43,705	9,989	2,681
- Zhongshi Culture	1,693	640	104
- Xiamen Siming Meten School	32	156	-
- Chengdu School	142	146	17
- Shenzhen Shuangge	-	5,307	261
- Shenzhen Meten Oversea	-	24,309	4,253
- Meten Talent Service	451	4,476	2,502
- Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng	3,000	-	-
- Shenzhen Yilian Education	-	10	401
Total	49,023	45,033	10,219

Repayment of advances to related parties
- Meifu English	87,462	19,887	4,549
- Zhongshi Culture	1,050	989	126
- Meten USA	4,869	-	-
- Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng	-	13,000	-
- Xiamen Siming Meten School	3,563	-	-
- Chengdu School	88	151	49
- Shenzhen Shuangge	-	5,278	-
- Shenzhen Meten Oversea	-	24,253	1,045
- Boston Global	22	-	-
- Shenzhen Yilian Education	-	10	-
- Meten Talent Service	439	509	6,022
- Shenzhen Sikete	187	-	-
- Xiamen Siming Meten School	-	-	156
Total	97,680	64,077	11,947

(b)	Balances with related parties

	As of December 31,
	2019	2020
	RMB’000	RMB’000
Amounts due from related parties
Current
- Zhongshi Culture	530	508
- Meifu English	4,618	2,751
- Xiamen Siming Meten School	401	246
- Chengdu School	49	17
- Meten Talent Service	3,979	458
- Shenzhen Meten Oversea	56	3,264
- Shenzhen Shuangge	29	289
- Shenzhen Yilian Education	-	401
Total	9,662	7,934

Amounts due to related parties
Current
- Meifu English	12	4,012
- Xiamen Siming Meten School	19	-
- Chengdu School	54	9,354
- Shenzhen Meten Oversea	766	1,070
- Meten Talent Service	-	4,863
- Mr. Zhao Jishuang		30,893
Total	851	50,192

(i)	Advances from/to these related parties are unsecured, interest free and repayable on demand.

23.	Commitment and Contingencies

(a)	Capital commitments

As of December 31, 2020, capital commitments of the Group in respect of leasehold improvements and fixtures, fittings and other fixed assets are RMB 4,104 due within a year.

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

The management does not consider that the Group will sustain a loss under these guarantees during the year under guarantee based on the good historical data and the Group can stop providing training services as soon as the overdue happens. The maximum amount of undiscounted payments the Group would have to make in the event of default is RMB 13,463, RMB 199 and nil as of December 31, 2018, 2019 and 2020, respectively. The management considers the fair value of the guarantee is not significant to the consolidated financial statements and does not recognized a liability based on the estimated fair value of the guarantee.

24.	Restricted net assets

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

As of December 31, 2020, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB 129,057.

25.	Subsequent events

Offer to Exercise Warrants at a Reduced Price

On January 8, 2021, the company successfully completed a tender offer for its Warrants to purchase Ordinary Shares at a reduced exercise price of $1.40. The offer expired at 11:59 p.m. Eastern time on January 5, 2021.

Company raised $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 Warrants as part of the tender offer. In addition, 2,629,812 Warrants to purchase Ordinary Shares were validly tendered for cashless exercise, resulting in the issuance of 1,364,512 Ordinary Shares.

The company offered its existing loyal Warrant holders the opportunity to exercise their Warrants at $1.40 from the initial Warrant exercise price at $11.50. Approximately 55.5% of the Company’s outstanding Warrants were exercised in the tender offer.

Net proceeds are anticipated to be approximately $5,730,000 after deducting information agent fees, placement agent fees and other offering expenses and are expected to primarily be used for potential acquisitions and working capital and for general corporate purposes.