Form 20-F
period 2021-12-31
Meten Holding Group Ltd.
filed 2022-05-16
CIK 1796514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to                 .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

Commission file number: 001-39258

METEN HOLDING GROUP LTD.

(Exact Name of Registrant as Specified in Its Charter)

N/A

(Translation of Registrant’s Name Into English)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

c/o 3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

(Address of Principal Executive Offices)

Ronald Tam

5 c/o 3rd Floor, Tower A

Tagen Knowledge & Innovation Center

2nd Shenyun West Road, Nanshan District

Shenzhen, Guangdong Province 518000

People’s Republic of China

Telephone: +86 755 8294 5250

E-mail: info@ascent-ir.com

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange On Which Registered
Ordinary shares, par value US$0.003 per share	METX	The Nasdaq Stock Market LLC
Warrants, each exercisable for 1/30 ordinary share	METXW	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

As of December 31, 2021, there were 341,142,844 issued and outstanding ordinary shares, par value US$0.0001 per share and 5,316,025 outstanding warrants, each exercisable for one ordinary share (or 11,371,444 ordinary shares, par value US$0.003 per share and 5,316,025 outstanding warrants, each exercisable for 1/30 ordinary share if retroactively adjusted to reflect the 30-to-1 ordinary share consolidation effected on May 4, 2022).

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).    ☒  Yes    ☐  No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“after-school language training” are to academic English language training services provided to K-12 students;

●	“we,” “us,” “our Company,” “the Company” and “our” are to Meten Holding Group Ltd.;

●	“China” or the “PRC” are to the People’s Republic of China, excluding, for the purposes of this annual report only, Taiwan and the special administrative regions of Hong Kong and Macau;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“ELT” are to English language training;

●	“general ELT” are to services that help students improve their English language skills, particularly English communication skills;

●	“gross billings” are to the total amount of cash received for the sales of our products and services during a specific period of time, net of the total amount of refunds for that period, which is not a measure under U.S. GAAP;

●	“learning center” are to the physical establishment of an education facility providing general adult ELT, junior ELT and international standardized test preparation under our overseas training services at a specific geographic location in the PRC, directly operated by the VIEs and their respective subsidiaries or operated by franchise partners;

●	“offline ELT” are to our offline services, which include general adult ELT, junior ELT and overseas training services;

●	“ordinary shares” are to our ordinary shares, par value US$0.003 per share, carrying one vote per share. On May 4, 2022, we effected a 30-to-1 Share Consolidation (as defined below). The par value of ordinary shares then became US$0.003 per share;

●	“the operating entities” are to the Company’s subsidiaries and its consolidated variable interest entities that operate the Company’s business in the PRC;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“student enrollment” or “student enrollment” are to the number of actual new sales contracts entered into between Meten and its students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time;

●	“test-oriented ELT” are to services that help students achieve higher scores in specific standardized tests, including TOEFL, IELTS, GRE, SAT and other international standardized examinations;

●	“tier one cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

●	“tier two cities” are to provincial capitals, regional centers or economically developed cities in China, including, among others, Chengdu, Hangzhou, Chongqing, Wuhan and Tianjin;

●	“tier three cities” and “tier four cities” are to small- to mid-sized cities in China that are strategically located or have relatively developed or large local economy;

●	“dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States;

●	“variable interest entities” or “VIEs” are to Shenzhen Meten International Education Co., Ltd., or Shenzhen Meten, and Shenzhen Likeshuo Education Co., Ltd., or Shenzhen Likeshuo, which are PRC companies in which Meten does not have equity interests but whose financial results have been consolidated by Meten in accordance with U.S. GAAP due to Meten having effective control over, and being the primary beneficiary of, these companies; and “affiliated entities” refers to VIEs, the VIEs’ direct and indirect subsidiaries, and the VIEs’ affiliated entities that are registered as private non-enterprise institutions under the PRC laws; and

●	years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

The translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.3726 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 31, 2021. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On May 6, 2022, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board for RMB was RMB6.6651 to US$1.00.

On April 14, 2022, we held an extraordinary general meeting of shareholders (the “Meeting”) to effect a share consolidation of 30 ordinary shares with par value of US$0.0001 each in our issued and unissued share capital into one ordinary share with par value of US$0.003 each (the “Share Consolidation” or “Reverse Split”). At the Meeting, our shareholders approved the Share Consolidation by ordinary resolutions. As a result, the Share Consolidation became effective on May 4, 2022, and the ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on May 6, 2022 under the same symbol “METX” but under a new CUSIP number of G6055H 148. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 30 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants, unit purchase options, senior convertible debentures and awards under share incentive plans of the Company were adjusted automatically without any action on the part of the holders of awards under share incentive plans. Immediately following the Share Consolidation, the authorized share capital of the Company became US$50,000.00 divided into 16,666,667 ordinary shares of par value of US$0.003 each.

From a Cayman Islands legal perspective, the Share Consolidation does not have any retroactive effect on our shares prior to the effective date on May 4, 2022. However, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Share Consolidation, as if the Share Consolidation had occurred by the relevant earlier date. As a result of the Share Consolidation, our issued and outstanding ordinary shares have been retroactively adjusted, where applicable, in this annual report to give effect to the Share Consolidation of our ordinary shares, as if it had occurred at the beginning of the earlier period presented.

FORWARD-LOOKING INFORMATION

This annual report contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements are made under the “safe-harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Known and unknown risks, uncertainties and other factors, including those listed under “Item 3. Key Information—D. Risk Factors,” “Item 5. Operating and Financial Review and Prospects—A. Operating Results” and “Item 11. Quantitative and Qualitative Disclosures About Market Risk” may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements.

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and growth strategies;

●	our future prospects and market acceptance of our courses and other products and services;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenue, costs or expenditures;

●	our ability to retain and increase our student enrollment;

●	our plans to expand and enhance our courses and other products and services;

●	our ability to engage, train and retain new teachers and consultants;

●	our ability to maintain and improve technology infrastructure necessary to operate our online platform;

●	our expectations regarding the demand for, and market acceptance of, our services and our brands;

●	general economic and business conditions in the markets in which we operate;

●	growth and competition in the ELT markets;

●	our ability to succeed with our new plans and strategies related to our cryptocurrency business;

●	future development and growth in the blockchain and cryptocurrency industries;

●	relevant government policies and regulations relating to our corporate structure, business and industry;

●	the impact of the COVID-19 pandemic and other pandemic or natural disaster; and

●	the assumptions underlying or related to any of the foregoing.

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

Market Data and Forecasts

This annual report also contains data related to China’s education and ELT markets and global cryptocurrency market that include projections based on a number of assumptions. These markets may not grow at the rates projected by market data, or at all. The failure of these markets to grow at the projected rates may have a material adverse effect on our business prospects, results of operations and the market price of our ordinary shares. In addition, the relatively new and rapidly changing nature of these markets subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

PART I.

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Summary of Risk Factors

Investing in our ordinary shares involves significant risks. You should carefully consider all of the information in this annual report before making an investment in our ordinary shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Item 3. Key Information—D. Risk Factors” in this annual report.

Risks Related to Our Corporate Structure

Risks and uncertainties related to our corporate structure include, but are not limited to, the following:

●	If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	Substantial uncertainties exist with respect to the interpretation and implementation of any new PRC laws, rules and regulations relating to foreign investment and how it may impact the viability of our current corporate structure, corporate governance and business operations.

●	We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

●	The VIEs or their shareholders may fail to perform their obligations under the contractual arrangements.

Risks Related to Our Business and Operations in the ELT Markets

Risks and uncertainties related to our business and operations in the ELT markets include, but are not limited to, the following:

●	Failure to attract and retain students to enroll in the operating entities’ courses would have a material adverse impact on the operating entities’ business and prospects.

●	The operating entities’ business depends on the market recognition of their brands and if the operating entities are not able to maintain their reputation and enhance their brand recognition, the operating entities’ business and operating results would be harmed.

●	The operating entities are subject to uncertainties brought by the Amended Private Education Promotion Law and other rules, regulations and opinions promulgated by the PRC government from time to time.

●	Uncertainties exist in relation to the Opinions of the General Office of the State Council on Regulating the Development of After-school Training Institutions, which may materially and adversely affect the operating entities’ business, results of operations, financial condition and prospects.

●	Uncertainties exist in relation to the Double Reduction Opinions of After-school Training Institutions in the PRC, which may materially and adversely affect the operating entities’ business, results of operations, financial condition and prospects in these certain areas.

●	The operating entities’ development of new courses, services and technologies or innovation and upgrades made to existing courses, services and technologies may not adequately respond to the expectations of the students, changes in market demands and standards of school admission or standardized tests, may fail to achieve the expected satisfactory results, or may compete with our pre-existing courses, as a result of which, the operating entities’ competitive position, ability to generate revenue and growth prospects would be materially and adversely affected.

●	The operating entities face significant competition in major programs they offer and geographic markets in which they operate, and if they fail to compete effectively, they would lose their market share and their profitability would be adversely affected.

●	The operating entities may not be able to continue to recruit, train and retain dedicated and qualified teaching staff, who are critical to the success of their business and the effective delivery of their ELT services to students.

●	The operating entities may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on the operating entities’ business, results of operations, and our continued listing on Nasdaq.

●	If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected.

Risks Related to Our Cryptocurrency Business

Risks and uncertainties related to our cryptocurrency business include, but are not limited to, the following:

●	The operating entities are transitioning their business focus and their results of operations may be materially and adversely affected.

●	As the operating entities develop their blockchain and cryptocurrency business, their total revenue and cash flow will become materially dependent on the market value of digital assets and the volume of digital assets received from their mining efforts. If such market value or volume declines, the operating entities’ business, operating results and financial condition would be adversely affected.

●	The cost of acquiring new mining machines has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

●	To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin, which could adversely impact us.

●	We are subject to risks associated with our need for significant electrical power.

Risks Related to Doing Business in China

Risks and uncertainties related to doing business in China include, but are not limited to, the following:

●	The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

●	Our ordinary shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our ordinary shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

●	The PRC government’s significant oversight over the operating entities’ business could result in a material adverse change in their operations and the value of our ordinary shares.

●	Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect the operating entities’ business, financial condition, results of operations and growth prospects.

●	The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to the operating entities’ business and shareholders.

●	PRC governmental control and restrictions on the convertibility of Renminbi may materially and adversely affect the value of your investments.

●	If we are classified as a PRC “resident enterprise,” we could be subject to PRC income tax at the rate of 25% on our worldwide income, and holders of our ordinary shares may be subject to a PRC withholding tax upon the dividends payable and upon gain from the sale of our ordinary shares.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the annual report based on foreign laws.

Risks Related to Our Ordinary Shares

●	Our share price has recently declined substantially, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended.

●	We may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.

●	We are not expected to pay dividends on our ordinary shares in the foreseeable future.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law.

Risks Related to Our Corporate Structure

If the PRC government finds that the contractual arrangements that establish the structure for our business operations do not comply with applicable PRC laws and regulations, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

Currently, PRC laws and regulations do not explicitly impose restrictions on foreign investment in ELT services in the PRC. However, some local government authorities in the PRC have adopted different approaches in granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing ELT services. In the areas where the operating entities operate ELT service business, most local government authorities do not allow foreign-invested entities to establish private schools to engage in the ELT services, other than in the forms of Sino-foreign cooperative schools, and the domestic party shall play a dominant role in such cooperation. According to the relevant regulations, foreign investors of Sino-foreign cooperative institutions must be foreign educational institutions with relevant qualifications and experiences. As a foreign company, we are not qualified to run Sino-foreign cooperative schools in the PRC. In addition, according to Notice 75, foreign-invested language training institutions are required to apply for the private school operating permit. However, based on the interviews we conducted in May 2022 with the officials of the local educational authorities in the areas where we have learning centers in operation, most of the local educational authorities provided oral confirmations that due to the fact that no detailed supporting rules and regulations have been promulgated, the relevant procedure, approval process and transitional period regarding the application by the foreign-invested language training institutions for the private school operating permit are not yet clear and the relevant government authorities have not yet begun to accept applications. In addition, the PRC laws and regulations restrict foreign ownership in value-added telecommunication services and the percentage of foreign ownership cannot exceed 50% with a few exceptions. Due to these restrictions, we operate our offline and online ELT business in the PRC primarily through our affiliated entities. We entered into a series of contractual arrangements with Shenzhen Meten and Shenzhen Likeshuo and their shareholders, respectively. Our affiliated entities are the entities that hold certain licenses and permits relating to the offline and online ELT business in the PRC. We have been and expect to continue to be dependent on our affiliated entities to operate our business. See “Item 4. Information on the Company—C. Organizational Structure” for more information.

As advised by our PRC counsel, there are substantial uncertainties regarding the interpretation and application of the PRC laws and regulations, and we cannot assure you that the PRC government would agree that our corporate structure or any of the above-mentioned contractual arrangements comply with the current or future PRC laws or regulations. The PRC laws and regulations governing the validity of these contractual arrangements are uncertain and the relevant government authorities may have broad discretion in interpreting these laws and regulations. If our ownership structure and contractual arrangements are found to be in violation of any existing or future PRC laws or regulations, or we fail to obtain any of the required licenses and permits, the relevant PRC regulatory authorities including the MOE, which regulates the education industry in the PRC, the Ministry of Commerce, or the MOFCOM, which regulate the foreign investments in the PRC, the MCA, which regulates the registration of non-profit private schools in the PRC after the Amended Private Education Promotion Law became effective, and the SAMR, which regulates the registration and operation of for-profit private schools in the PRC after the Amended Private Education Promotion Law became effective, would have broad discretion in dealing with such violations, including:

●	revoking the business licenses and operating permits held by Zhuhai Meten and Zhuhai Likeshuo and their respective subsidiaries, or our other PRC subsidiaries, and/or our affiliated entities;

●	discontinuing or restricting the operations of any related-party transactions among our PRC subsidiaries and our affiliated entities;

●	limiting our business expansion in the PRC by way of entering into contractual arrangements;

●	confiscating the income of our affiliated entities;

●	imposing fines, penalties or other requirements with which we, our PRC subsidiaries, or affiliated entities may not be able to comply;

●	requiring us to restructure the relevant ownership structure or operations, terminate the contractual arrangements with the VIEs or deregister the pledges on the equity interest in the VIEs, which in turn would affect our ability to consolidate, derive economic interest from or exert effective control over the VIEs; or

●	restricting the use of financing sources by us or our affiliated entities, or otherwise restricting our or their ability to conduct business.

Recently, the PRC government adopted a series of regulatory actions and issued statements to regulate business operations in China, including those related to variable interest entities. There are currently no relevant laws or regulations in the PRC that prohibit companies whose entity interests are within the PRC from listing on overseas stock exchanges. Although we believe that our corporate structure and contractual arrangements comply with current applicable PRC laws and regulations, in the event that PRC government determines that the contractual arrangements constituting part of our VIE structure do not comply with PRC regulations, or if these regulations change or are interpreted differently in the future, we may be unable to asset our contractual rights over the assets of the VIEs and their subsidiaries, and our ordinary shares may decline in value or become worthless.

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

It is possible that future laws, administrative regulations or provisions prescribed by the State Council may regard contractual arrangements as a form of foreign investment, at which time it will be uncertain whether the contractual arrangements will be deemed to be in violation of the foreign investment access requirements and how the above-mentioned contractual arrangements will be handled. Therefore, there is no guarantee that the contractual arrangements and the business of our affiliated entities will not be materially and adversely affected in the future due to changes in the PRC laws and regulations. Furthermore, if future laws, administrative regulations or provisions prescribed by the State Council mandate further actions to be completed by companies with existing contractual arrangements, we may face substantial uncertainties as to the timely completion of such actions. In the extreme case scenario, we may be required to unwind the contractual arrangements and/or dispose of the VIEs and affiliated, which could have a material and adverse effect on our business, financial conditions and results of operations.

We rely on contractual arrangements with the VIEs and their shareholders for our operations in China, which may not be as effective in providing operational control as direct ownership.

We have relied and expect to continue to rely on the contractual arrangements with the ELT businesses in China. For a description of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” However, these contractual arrangements may not be as effective as direct equity ownership in providing us with control over our affiliated entities. Any failure by the VIEs and their shareholders to perform their obligations under the contractual arrangements would have a material adverse effect on the financial position and performance of our Company. For example, the contractual arrangements are governed by the PRC law and provide for the resolution of disputes through arbitration in the PRC. Accordingly, these contracts would be interpreted in accordance with the PRC law and any disputes would be resolved in accordance with arbitral procedures as contractually stipulated. The commercial arbitration system in the PRC is not as developed as in some other jurisdictions, such as the United States.

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

The VIEs or their shareholders may fail to perform their obligations under the contractual arrangements.

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

The shareholders of the VIEs may have actual or potential conflicts of interest with us and not act in the best interests of our Company.

Our control over affiliated entities is based upon the contractual arrangements with our affiliated entities, the VIEs and their shareholders and the directors of our affiliated entities. The shareholders of the VIEs may potentially have conflicts of interest with us and breach their contracts or undertaking with if it would further their own interest or if they otherwise act in bad faith. These shareholders may refuse to sign or breach, or cause the VIEs to breach or refuse to renew the existing contractual arrangements, which would have a material and adverse effect on our ability to effectively control our affiliated entities and receive economic benefits from them. For example, these shareholders may be able to cause our agreements with the VIEs to be performed in a manner adverse to us by, among other things, failing to remit payments due under the contractual arrangements to us on a timely basis. When conflicts of interest arise any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company. If we cannot resolve any conflict of interest or dispute between us and these shareholders, we would have to rely on legal proceedings, which could result in disruption of our business and subject us to substantial uncertainty as to the outcome of any such legal proceedings. If we are unable to resolve such conflicts, including where the shareholders of the VIEs breached their contracts or undertakings with us and as a result or otherwise subject us to claims from third parties, our business, financial condition and operations could be materially and adversely affected.

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

We currently conduct our operations in China through contractual arrangements. As part of these arrangements, substantially all of the education-related assets, permits and licenses that are important to the operation of our business are held by our affiliated entities. If any of these affiliated entities is wound up, and all or part of their assets become subject to liens or rights of third-party creditors, we may be unable to continue some or all of the business activities, which would materially and adversely affect the business, financial condition and results of operations. If any of our affiliated entities undergoes a voluntary or involuntary liquidation proceeding, its equity owner or unrelated third-party creditors may claim rights relating to some or all of these assets, which would hinder our ability to operate the business and could materially and adversely affect the business and our ability to generate revenue. As a result, we may not be able to exercise our rights in a timely manner and the business, financial condition and operations may be materially and adversely affected.

The custodians or authorized users of our controlling non-tangible assets, including chops and seals, may fail to fulfill their responsibilities, or misappropriate or misuse these assets.

Under the PRC law, legal documents for corporate transactions, including agreements and contracts that the operating entities’ business relies on, are executed using the chop or seal of the signing entity or with the signature of a legal representative whose designation is registered and filed with the relevant PRC market regulation authorities. In order to maintain the physical security of the chops, the operating entities generally have them stored in secured locations accessible only to certain authorized employees. Although the operating entities monitor such authorized employees, the procedures may not be sufficient to prevent all instances of abuse or negligence. There is a risk that the employees could abuse their authority, for example, by entering into a contract not approved by us or by seeking to gain control of our subsidiaries, the VIEs or any of their subsidiaries. If any employee obtains, misuses or misappropriates the chops and seals or other controlling intangible assets for whatever reason, we could experience disruption to the normal business operations. We may have to take corporate or legal action, which could involve significant time and resources to resolve and divert management from our operations.

The PRC regulation of loans and direct investments in PRC subsidiaries by offshore holding companies and governmental control of currency conversion may delay us from using working capital to make loan or additional capital contributions to our PRC subsidiaries or our affiliated entities, which could harm our liquidity and our ability to fund and expand our business.

From time to time in the ordinary course of our business, we may (i) make loans to our PRC subsidiaries; (ii) make additional capital contributions to our PRC subsidiaries; (iii) establish new PRC subsidiaries and make capital contributions to them; and (iv) acquire offshore entities with business operations in the PRC in an offshore transaction. However, most of these uses are subject to PRC regulations and approvals. For example:

●	loans by us to our PRC subsidiaries cannot exceed a statutory limit and shall be filed with the State Administration of Foreign Exchange of the PRC, or the SAFE, after the loan agreement is signed and at least three business days before the borrower makes any drawdown under the loan; and

●	capital contributions to our PRC subsidiaries shall be subject to the submission of investment information to the competent commerce authority through the enterprise registration system and the enterprise credit information publicity system and also be registered with the local banks authorized by the SAFE.

Currently, there is no statutory limit to the amount of funding we can provide to our PRC subsidiaries through capital contributions. However, the maximum amount we can loan to our PRC subsidiaries is subject to statutory limits. According to the current PRC laws and regulations, we can provide funding to our PRC subsidiaries through loans of up to either (i) the amount of the difference between the respective registered total investment amount and the registered capital of each of our PRC subsidiaries, or the Total Investment and Registered Capital Balance; or (ii) two times, or the then applicable statutory multiple, of the amount of their respective net assets, calculated in accordance with PRC GAAP, or the Net Assets Limit, at our election. If we choose to make a loan to a PRC subsidiary based on the Total Investment and Registered Capital Balance as of the date of this annual report, subject to the completion of statutory procedures with the relevant government authorities and banks, we may extend a loan with an estimated aggregate maximum amount of approximately RMB160.0 million to our PRC subsidiaries. We may increase the Total Investment and Registered Capital Balance of our PRC subsidiaries, which is subject to governmental procedures and may require a PRC subsidiary to increase its registered capital at the same time. If we choose to make a loan to a PRC entity based on its Net Assets Limit, the maximum amount we would be able to loan to the relevant PRC entity would depend on the relevant entity’s net assets and the applicable statutory multiple at the time of calculation. As of the date of this annual report, our PRC subsidiaries have negative net assets, and we cannot provide loans to them using the Net Assets Limit method.

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

Risks Related to Our Business and Operations in the ELT Markets

Failure to attract and retain students to enroll in the operating entities’ courses would have a material adverse impact on the operating entities’ business and prospects.

The success of the operating entities’ business depends primarily on the number of student enrollments in the offline courses the operating entities offer at learning centers, the number of paying users on “Likeshuo” online platform, and the amount of course fees. As a result, the operating entities’ ability to attract students to enroll in courses is critical to the continued success and growth of the operating entities’ business. This, in turn, will depend on several factors, including, among others, the operating entities’ ability to develop new educational programs and enhance existing educational programs to respond to the changes in market trends, student demands and government policies, to maintain the operating entities’ consistent and high teaching quality, to market the operating entities’ programs to a broader prospective student base, to develop additional high-quality educational content, sites and availability of learning centers and to respond effectively to competitive market pressures.

If the operating entities’ students perceive that the operating entities’ education quality deteriorated due to unsatisfying learning experiences, which may be subject to a number of subjective judgments that the operating entities have limited or no influence over, the operating entities’ overall market reputation may diminish, which in turn may affect word-of-mouth referrals and ultimately the operating entities’ student enrollment. In addition, the expansion of the operating entities’ offering of courses and services may not succeed due to competition, the operating entities’ failure to effectively market new courses and services, maintain the quality of courses and services, or other factors. The operating entities may be unable to develop and offer additional educational content on commercially reasonable terms and in a timely manner, or at all, to keep pace with changes in market trends and student demands. Moreover, we cannot assure you that the operating entities will always be able to maintain or increase course fee levels without compromising student enrollment, which may materially and adversely affect the operating entities’ revenues and profitability. In addition, international relations and policies related to overseas study of Chinese students may become volatile or unfavorable to the operating entities’ existing and prospective students who plan to study abroad due to various factors that are beyond the operating entities’ control, which could materially and adversely affect the operating entities’ business, results of operations, financial condition and prospects.

If the operating entities are unable to continue to attract students to enroll in courses, the operating entities’ revenue may decline, which would have a material adverse effect on the operating entities’ business, financial condition and results of operations.

The operating entities’ business depends on the market recognition of their brands and if the operating entities are not able to maintain their reputation and enhance their brand recognition, the operating entities’ business and operating results would be harmed.

We believe that the operating entities’ success is heavily dependent on the market recognition of the operating entities’ brand names, including our “Meten” and “Likeshuo” brands, as well as the “ABC” brand associated with ABC Education Group, which were acquired in June 2018. The operating entities’ ability to maintain brand recognition and reputation depends on a number of factors, some of which are beyond the operating entities’ control. It may become difficult to maintain the quality and consistency of the services the operating entities offer while the operating entities continue to grow in size and expand the operating entities’ business and services, which in turn may lead to diminishing confidence in the operating entities’ brand names.

The operating entities’ ability to maintain and enhance brand recognition and reputation depends primarily on the following factors:

●	the perceived effectiveness and quality of the operating entities’ courses, services and teaching staff;

●	the quality and coverage of the operating entities’ course portfolio, value of courses, services and functions and the quality, variety and appeal of content available of the courses and services offered at the operating entities’ learning centers and on the “Likeshuo” platform;

●	the reliability of the courses offered at the operating entities’ learning centers and through the “Likeshuo” platform, as well as the commitment to high levels of service, reliability, security and data protection by the merchants, our franchised learning centers and other participants in the ecosystem; and

●	the effectiveness of the operating entities’ operational system governing the courses and services offered at the operating entities’ learning centers and on the “Likeshuo” platform.

The operating entities have developed their student base primarily through word-of-mouth referrals. The operating entities have also invested significantly in brand promotion initiatives by conducting certain marketing activities, including, but not limited to, advertisement through cost per sale merchants, which are generally publishers and website owners that are paid on the basis of the number of sales that are directly generated by an advertisement, and major search engines, as well as on social media platforms. However, we cannot assure you that these or the other marketing efforts will be successful in promoting the operating entities’ brands to remain competitive. If the operating entities are unable to further enhance their brand recognition and increase awareness of their services, or if the operating entities incur excessive sales and marketing expenses or if the operating entities are required to incur excessive sales and marketing expenses in order to remain competitive, the operating entities’ business and results of operations would be materially and adversely affected. The sales and marketing expense may also increase as the operating entities further develop and expand the business. In addition, any negative publicity relating to the general ELT market in China, our Company or the operating entities’ services, regardless of its veracity, could damage the operating entities’ reputation and in turn cause material and adverse harm to the operating entities’ business and results of operations. Furthermore, certain enterprises in various industries in China have similar brand names and may result in name confusion to the operating entities’ existing and prospective customers. Any negative publicity associated with these enterprises may have an adverse impact on the operating entities’ reputation and brand recognition, which is beyond their control, and could cause harm to their business, results of operations, financial condition and prospects.

The operating entities are subject to uncertainties brought by the Amended Private Education Promotion Law and other rules, regulations and opinions promulgated by the PRC government from time to time.

The operating entities’ business is regulated by certain rules and regulations, including the Amended Private Education Promotion Law, which was last amended on December 29, 2018. The Amended Private Education Promotion Law classifies private schools into non-profit schools and for-profit schools by whether they are established and operated for profit-making purposes. The sponsors of private schools may at their own discretion choose to establish non-profit or for-profit private schools, but the Amended Private Education Promotion Law does not allow sponsors to establish for-profit private schools that engage in compulsory education. According to the Amended Private Education Promotion Law, for-profit private training institutions, such as the operating entities’ learning centers, are classified as private schools and are required to obtain private school operating permits.

The State Council issued the Implementing Rules for the Private Education Promotion Law (Revised in 2021) on 14 May 2021, which became effective on September 1, 2021. The Revised Implementation Rules deletes the classification of a private training institution for language, art, sports, science and technology teaching and a private training institution for cultural education or non-academic continuing education for adults which are defined in the Draft Implementation Rules of the Private Education Promotion Law published by Ministry of Justice on August 10 and requests public comment, or the Committee Draft Implementation Rules of the Private Education Promotion Law.

On November 20, 2018, the General Office of MOE, the General Office of the State Administration for Market Regulation and the General Office of Ministry of Emergency Management jointly issued the Notice on Improving Several Working Mechanisms for Special Governance and Rectification of After-School Training Institutions, or Circular 10, which became effective on the same date. According to Circular 10, for institutions that carry out academic training activities without permits, non-academic training institutions that carry out academic training activities and other institutions that carry out illegal training activities, the education authorities, in collaboration with other relevant government departments, shall order them to cease their business, restrict their legal representatives to engage in training activities for primary and secondary school students and refer to the market supervision authority to revoke their business licenses. As of the date of this annual report, a majority of our self-operated learning centers did not have the relevant private school operating permits. As of December 31, 2021, none of those learning centers of the operating entities that did not have the relevant private school operating permits had been ordered by the government authorities to suspend their operations for rectification, cease business operations or revoke their business licenses. However, we cannot assure you that the PRC government authorities will not extend the rectification period or carry out the similar special governance and rectification of after-school training institutions from time to time. In addition, we cannot assure you that the training services the operating entities offer, including general adult ELT (which is designed for students aged 15 and above) and junior ELT (which is designed for students aged six to 18), will be deemed “non-academic” in nature by the relevant PRC education authorities. If such training services are deemed “academic,” the government authorities could order the learning centers which are deemed to be “non-academic” providing such training services to cease their business operations and revoke their business licenses. If any of the above occurs, the operating entities’ business, results of operations, business prospects and reputation could be materially and adversely affected.

Uncertainties exist with respect to the interpretation and enforcement of the new and existing laws and regulations that may be applicable to the operating entities. While the operating entities intend to comply with all new and existing laws and regulations, we cannot assure you that the operating entities will always be deemed to be in compliance with such laws and regulations, nor can we assure you that the operating entities will always be able to change their business practice successfully to adapt to the changing regulatory environment. Any such failure could materially and adversely affect the operating entities’ business, results of operations, financial condition and prospects.

Uncertainties exist in relation to the Opinions of the General Office of the State Council on Regulating the Development of After-school Training Institutions, which may materially and adversely affect the operating entities’ business, results of operations, financial condition and prospects.

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

Circular 80 only sets out the general guidance on regulating after-school education institutions targeting primary and secondary school students. Without the approval by the relevant education department, no after-school training institution shall provide training for primary and secondary school students in the name of consulting and cultural transmission, among others. However, detailed rules of implementation of Circular 80 have yet to be introduced by the competent authorities, such as whether Circular 80 should apply to the operating entities’ learning centers providing junior ELT services, which mainly focus on promoting and developing language competence, rather than providing supplementary training services relating to school cultural and educational curriculums, admission into schools of a higher grade or examinations. In 2018, the operating entities introduced offline junior ELT services to students aged six through 18 at existing self-operated learning centers. The operating entities’ offline junior ELT business may be subject to the requirements of Circular 80, which may potentially increase the operating entities’ compliance costs. For instance, Circular 80 provides that personal safety insurance shall be purchased for students to mitigate risks, but is silent as to the specific type, amount and coverage of such required personal safety insurance.

On July 12, 2019, the MOE led the promulgation of the Implementing Opinions of Six Departments Including the Ministry of Education on Regulating After-school Online Training, or the Circular 8, which is put forward with regard to further regulating disciplinary after-school online training activities for primary and secondary school students using Internet technology. The Circular 8 clarifies that off-campus online training institutions shall be put on record in provincial education administrative departments and stipulates the daily supervision requirements that such online training institutions shall abide by. Pursuant to the Circular 8, after-school online training institutions shall submit relevant materials to provincial administrative departments of education in the places where they are located and apply for the filing after obtaining Internet Content Provider permits (for those who are involved in the operation of telecommunications business, after applying for a telecommunications operation license), certificates of cyber security class protection grading records and rating reports. Departments of education shall take the lead in organizing comprehensive governance of after-school online training. The after-school online training institutions that meet the relevant regulations shall be white-listed, those that violate the rules shall be grey-listed and corrected within a prescribed period of time, and those that refuse to rectify or fail to complete the rectification within the prescribed period of time shall be black-listed. However, detailed rules of implementation of Circular 8 have yet to be introduced by the competent authorities, such as whether Circular 8 should apply to the operating entities’ online learning centers providing junior ELT services, which mainly focus on promoting and developing language competence, rather than providing supplementary tutoring training services relating to school cultural and educational curriculums, admission into schools of a higher grade or examinations.

While the operating entities intend to comply with all applicable laws and regulations, due to existing uncertainties, we cannot assure you that the operating entities will be able to meet the relevant regulatory requirements in a timely manner, any more specific and stringent requirements in relation to the operating entities’ operations to be established by the relevant local government authorities in particular. Also, additional compliance costs may be incurred. As a result, the operating entities’ business, results of operations, financial condition and prospect may be adversely and materially affected.

Uncertainties exist in relation to the Double Reduction Opinions of After-school Training Institutions in the PRC, which may materially and adversely affect the operating entities’ business, results of operations, financial condition and prospects in these certain areas.

On July 24, 2021, the Opinions on Further Alleviating the Burden of Homework and After-School Training for Students in Compulsory Education were issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC, or the Double Reduction Opinions, which regulate institutions offering after-school training services on academic subjects. The Double Reduction Opinion contain high-level policy directives about requirements and restrictions related to online and offline after-school training services, including: (i) institutions providing after-school training services on academic subjects in China’s compulsory education system, or academic after-school training services institutions, need to be registered as non-profit, no approval will be granted to new academic after-school training services institutions for students in compulsory education, and an approval mechanism will be adopted for online academic after-school training services institutions; (ii) foreign ownership in academic after-school training services institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (iv) academic after-school training services institutions are prohibited from providing training services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) academic after-school training services Institutions must follow the fee standards to be established by relevant authorities. The Double Reduction Opinion also provide that institutions providing after-school training services on academic subjects in high schools (which do not fall within China’s compulsory education system) shall take into consideration the Double Reduction Opinion when conducting activities.

According to the Circular of the General Office of the Ministry of Education on Further Clarifying the Scope of Subjects and Non-subjects of After-school Training in the Stage of Compulsory Education, when carrying out after-school training, ethics and the rule of law, language, history, geography, mathematics, foreign languages (English, Japanese and Russian), physics, chemistry and biology are administered as academic subject categories. The after-school training that involve in the studies contents prescribed by the national curriculum standards of the academics mentioned above shall be administered as the academic subjects. However, The Curriculum Standards of English for Compulsory Education promulgated by the Ministry of Education do not contain explicit and specific requirements on English teaching content. As of the date of this annual report, there are no explicit requirements in PRC laws, regulations or local policies for the operating entities’ junior ELT services to be categorized as academic subjects and as of the date of annual report, the operating entities have not received any notifications for rectification or administrative measures which requires them to rectify in accordance with the Double Reduction Opinion. However, we cannot assure you whether the government authorities would further implement or issue regulations or polices to administer the operating entities’ junior ELT services as academic subjects. If the operating entities’ junior ELT training services are deemed academic subjects, we should rectify the operating entities’ junior ELT training services according the Double Reduction Opinion, including register the operating entities’ centers providing junior ELT services as non-profit and obtain the private school operating permits, strictly comply with the time, duration and fee requirements for the junior ELT services, or even spin off or cease our junior ELT services. If any of the above occurs, the operating entities’ business, results of operations, business prospects and reputation could be materially and adversely affected.

The operating entities’ development of new courses, services and technologies or innovation and upgrades made to existing courses, services and technologies may not adequately respond to the expectations of the students, changes in market demands and standards of school admission or standardized tests, may fail to achieve the expected satisfactory results, or may compete with our pre-existing courses, as a result of which, the operating entities’ competitive position, ability to generate revenue and growth prospects would be materially and adversely affected.

The operating entities constantly update and improve the content of their existing courses and develop new courses or services to meet changing market demands or requirements from related government authorities. Revisions to the operating entities’ existing courses and development of new courses or services may not be well received by existing or prospective students and online users. The operating entities may have limited experience in developing the content of new courses or services and may need to adjust their systems and strategies to incorporate new courses or services into their existing offerings. If the operating entities cannot respond timely and cost-effectively to changes in market demands or requirements from related government authorities, their business would be adversely affected. Even if they are able to develop new courses or services that are well received, they may not be able to introduce them in an effective manner. If they do not respond adequately to changes in market demands, their ability to attract and retain students may be impaired and their financial results could suffer. For example, the operating entities introduced the new “Explore Curriculum” for the general adult ELT business beginning in 2018. The operating entities did not complete the implementation of such new curriculum across their national learning center network until May 2019. This adversely affected the number of course hours delivered and segment revenue recognized during the period of implementation as the operating entities focused on providing relevant training to their teaching staff and delivering such new course in a small-class setting during the transition period.

The offline and online English language training services the operating entities provide and the technologies they use are subject to continuous development, update and enhancement in terms of content and functionality, driven by the demand for innovative skills, evolving course content and changes in overseas admission and standardized tests. In particular, admission and standardized tests undergo continuous changes, in terms of the focus of the questions tested, test formats and the manner in which the tests are administered. In the past, certain admission and standardized tests overseas have undergone changes in test questions and formats. Authorities in overseas jurisdictions may also promote policies that encourage schools to make admission decisions based less on entrance exam scores and more on a combination of other factors. There is no assurance that overseas colleges, universities and other higher education institutions will not reduce or eliminate their reliance on considering the international standardized test results as important standards to make admission decisions. Furthermore, changes in test standards for professional qualifications, or changes in employers’ preferences to hire staff with select qualifications, may particularly affect sales of the operating entities’ international standardized test preparation courses designed for relevant qualifications.

The internet-based ELT market is characterized by the rapid changes and innovation of technologies, unpredictable product life cycles and online user preferences. The operating entities have gained limited experience in generating revenue from online training services and the operating entities’ investment in research and development may not result in satisfactory outcomes. The flexibility of taking internet-based ELT courses may increase the amount of online training services. The operating entities must quickly modify their services to adapt to the change in needs and preferences of the students, technological advances and evolving internet practices. However, ongoing enhancement of the operating entities’ online course offerings and related technologies may entail significant expenses and technical risks. In addition, the technologies used on the internet and value-added telecommunication services and products in general, and in ELT services in particular, may evolve and change over time. The operating entities may fail to anticipate and adapt to such technological development, or address any of the risks related to such new courses and services using such technologies, which in turn could have a material and adverse effect on their business development, financial condition and results of operations. If the operating entities’ improvement to their online offerings and the related technologies is delayed, which causes systems interruptions or is not aligned with the prevalent market expectations or preferences, the operating entities may lose market share and their business would be adversely affected.

The operating entities face significant competition in major programs they offer and geographic markets in which they operate, and if they fail to compete effectively, they would lose their market share and their profitability would be adversely affected.

The ELT industry in China is rapidly evolving, highly fragmented and competitive, and we expect competition in this industry to continue to persist and intensify. The operating entities face competition in the major courses and/or training programs they offer and the geographic markets where they operate. For example, the operating entities face nationwide competition for their international standardized test preparation courses from other relevant services provided by some of their competitors. The operating entities face competition from several ELT service providers that focus on providing general adult English language training in specific regions in China. The operating entities also face competition from companies that focus on providing overseas college application services.

The operating entities’ student enrollment may decrease due to intense competition. Some of the operating entities’ competitors may adopt similar curricula and marketing approaches, with different pricing and service packages that may be deemed more attractive than the operating entities’ offerings. In addition, some of the operating entities’ competitors may have more resources than the operating entities do and may be able to devote greater resources to promote and develop their services. These competitors may be able to respond more promptly than the operating entities can to the changes in student preferences, new technologies or market demands. In addition, the increasing use of the internet and advances in internet- and computer-related technologies, such as web video conferencing and online testing simulators, are eliminating geographic and entry barriers to providing private education services. As a result, many of the operating entities’ international competitors that offer online test preparation and language training courses may be able to penetrate the China market more effectively.

The operating entities may need to reduce course fees or increase spending in response to competition in order to retain or attract students or pursue new market opportunities. We cannot assure you that the operating entities will be able to compete successfully against existing or future competitors. If the operating entities are unable to successfully compete for new students, maintain or increase fee level, attract and retain competent teachers or other key personnel and enhance their competitiveness in terms of the quality of their education courses and services in a cost-effective manner, the operating entities’ business, financial condition and results of operations would be materially and adversely affected.

The operating entities may not be able to continue to recruit, train and retain dedicated and qualified teaching staff, who are critical to the success of their business and the effective delivery of their ELT services to students.

The operating entities rely heavily on their teaching staff, which generally comprises teachers and study advisors, to deliver high-quality education services to the operating entities’ students. The teaching staff is vital for the maintenance of the operating entities’ reputation. The operating entities seek to hire qualified and dedicated teaching staff with the necessary experience and language proficiency, who are able to deliver effective and inspirational instructions. There is a limited pool of teaching staff with these attributes and the operating entities implement a highly selective hiring process to ensure that the new hires possess the skills commensurate with the knowledge requirements. As a result, the operating entities must provide competitive compensation packages to attract and retain such teaching staff. The operating entities may not be able to recruit, train and retain a sufficient number of qualified teaching staff in the future to keep pace with their growth while maintaining consistent teaching quality in the different markets the operating entities serve. A shortage of qualified teaching staff or decreases in terms of the quality of the teaching staff’s instructions, whether actual or perceived, in one or more of the markets, or a significant increase in compensation needed to attract and retain qualified teaching staff, would have a material adverse effect on the operating entities’ business, financial condition and results of operations.

Failure to comply with applicable laws and regulations in relation to the employment of foreign employees may subject the operating entities to fines and penalties, and their business and operations may be adversely affected if they are not able to retain foreign teachers due to non-compliance with such laws and regulations.

The foreign teachers the operating entities employ are required to apply for and obtain work visas and residence permits to be able to work in China. The operating entities hired certain foreign teachers without them obtaining the necessary work visas and residence permits. Under PRC laws, if the operating entities hire foreign employees without work visas and residence permits, they may be fined RMB10,000 for each illegally employed foreign employees, with a cap of RMB100,000 in the aggregate and any illegal gains, which are not well-defined under the PRC laws, may be confiscated. The operating entities have been fined for an immaterial amount of penalties relating to their hiring of foreign teachers without them obtaining the necessary work visas and residence permits, and we cannot assure you that the operating entities will not face additional penalties or fines for any past or future violations. Additionally, in the event the operating entities hire foreign employees without work visas or residence permits, the operating entities may have to terminate the employment relationship with them. In such event, the operating entities may need to hire qualified replacements, which could be difficult and/or time consuming. The operating entities may also face the risk of insufficient number of available foreign employees in the ELT market in China due to various factors beyond the operating entities’ control. If the operating entities are unable to retain foreign employees, including their foreign teachers, the teaching quality of their courses and services could be negatively impacted, which in turn, could materially and adversely affect the operating entities’ business, results of operations, reputation and prospects.

For online English language training, the operating entities match students with foreign teachers who reside in foreign countries. While the operating entities are not required to obtain PRC work visas and residence permits for foreign teachers who conduct online ELT courses on the “Likeshuo” platform under the existing PRC laws and regulations, we cannot assure you that the PRC government will not impose any restrictions or other qualification requirements in the future, which the operating entities may not be able to comply with on a timely manner or at all, and due to which the operating entities may incur substantial compliance costs. In the event this occurs, the operating entities’ business and results of operations may be materially and adversely affected.

The continuing efforts of the operating entities’ senior management team and other key personnel are important to the operating entities’ success, and the operating entities’ business may be harmed if they lose these people’s services.

The operating entities’ future success depends heavily upon the senior management for the smooth and efficient operations of the operating entities’ learning centers and online platform as well as the execution of the operating entities’ overall business plans. There is intense competition for hiring experienced management personnel in the ELT industry, and the pool of qualified candidates is very limited. If any member of the operating entities’ senior management team is unable to continue his/her employment and the operating entities fail to effectively manage a transition to new personnel in the future, or if the operating entities fail to attract and retain qualified and experienced professionals on commercially acceptable terms, the operating entities’ business, financial condition and results of operations could be adversely affected.

The operating entities’ success also depends on having highly trained financial, technical, human resources, sales and marketing staff, management personnel and qualified and dedicated domestic and foreign teachers. The operating entities will need to continue to hire additional personnel as the operating entities’ business grows. In the event the operating entities lose their services, the operating entities may not be able to attract experienced senior management or other key personnel in the future, and the operating entities may, in turn, lose students, teaching staff and other personnel. In addition, a shortage in the supply of personnel with requisite skills or the operating entities’ failure to recruit them could impede the operating entities’ ability to increase revenue from the existing services, launch new course offerings and expand the operations, and could pose an adverse effect on the operating entities’ business and financial results.

The operating entities derive a majority of their revenue from a limited number of cities. Any event negatively affecting the private education market in these cities, or any increase in the level of competition for the types of services the operating entities offer in these cities, could have a material adverse effect on their overall business and results of operations.

For the fiscal year ended December 31, 2021, the operating entities derived approximately 63.7% of the total student enrollment in offline ELT courses and services from their self-operated learning centers in Shenzhen, Guangzhou, Foshan and Dongguan in Guangdong Province, Chengdu in Sichuan Province, and Nanjing and Suzhou in Jiangsu Province, and these cities are expected to continue to be important sources of the operating entities’ student enrollment and revenue. If any of these cities experiences any event that would negatively affect its private education market, such as a serious economic downturn, natural disaster or outbreak of contagious disease, or that the governments of which adopt regulations relating to and affecting the private education market that place additional restrictions or burdens on the operating entities, or experiences an increase in the level of competition for the types of services the operating entities offer, the operating entities’ overall business and results of operations may be materially and adversely affected.

The operating entities are required to obtain various operating permits and licenses for their ELT services in China and failure to comply with these requirements may materially and adversely affect their business operations.

Under PRC laws and regulations, the operating entities’ learning centers are required to obtain a number of licenses, permits and approvals from, and make filings or complete registrations with the relevant government authorities. Certain of the operating entities’ learning centers that are registered with the State Administration for Market Regulation (formerly known as the State Administration for Industry and Commerce, or the SAIC), or the SAMR, are required to obtain business licenses, and the operating entities’ other learning centers registered with the Ministry of Civil Affairs, or the MCA, are required to obtain non-enterprise entity registration certificates.

According to the Amended Private Education Promotion Law, Implementation Rules of the Private Education Law, Circular 10, the operating entities’ learning centers are required to obtain private school operating permits.

The business licenses of the operating entities’ certain learning centers did not include “English language training” or “language-related training.” The operating entities were not able to include “English language training” or “language related training” in the authorized business scope of these learning centers mainly because the market regulation administration authorities in the areas where such learning centers are located have a general policy prohibiting the inclusion of “English language training” or “language-related training” in the business scope of any company before such company obtains relevant private school operating permits. As of the date of this annual report, some of the operating entities’ learning centers were operating beyond the authorized business scope. For these learning centers, the operating entities have been communicating, and will continue to communicate, with the competent market regulation administration authorities to expand the authorized business scope of the relevant learning centers to include “language related training” or similar statements. However, we cannot assure you that the operating entities’ efforts to expand the business scope or include the statements above in the business licenses of these learning centers will be successful. While the operating entities have not been subject to any penalties or disciplinary action in the past relating to the business scope of the operating entities’ learning centers, the relevant PRC government authorities may determine that these learning centers have been or are operating beyond the authorized business scope and may subject these learning centers to warnings, fines, confiscation of illegal earnings, suspension of business for rectification, or revoking the business license for current or past non-compliant learning centers, which may materially and adversely affect the operating entities’ business and results of operation.

Given the significant amount of discretion held by the local PRC authorities in interpreting, implementing and enforcing the relevant rules and regulations, as well as other factors beyond control, the operating entities may not be able to obtain and maintain all requisite licenses, permits, approvals and filings or pass all requisite assessments.

Among the operating entities’ self-operated learning centers as of December 31, 2021, seven learning centers did not have private school operating permits or business licenses, or were operating beyond the authorized business scope, which contributed in the aggregate to approximately 10.7% of the operating entities’ total gross billings for fiscal year ended December 31, 2021.

We cannot assure you that the operating entities’ other learning centers without requisite permits or licenses will not be subject to similar penalties. In addition, if any of the operating entities’ current or future learning centers fails to receive or renew the requisite licenses, permits and approvals, make the necessary filings, or complete all requisite registrations, such learning center may also be subject to various penalties. These may include fines, orders to promptly rectify the non-compliance, or if the non-compliance is deemed serious by the regulators, the learning center may be ordered to return course and service fees collected and pay a multiple of the amount of returned course and/or service fees to regulators as a penalty or may even be ordered to cease operations. If this occurs, the operating entities’ business, results of operations and financial condition could be materially and adversely affected.

The operating entities’ failure to obtain permits which may be required for the operation of their online platform could result in fines, confiscation of the gains derived from non-compliant operations, or suspension of non-compliant operations.

Under PRC laws and regulations, the operating entities may be required to obtain an Internet Content Provider permit, or ICP license, an audio or video program transmission license, an internet culture permit, an online publishing services permit and a radio or television programs producing and distributing permit for the operation of our online education products. The operating entities have obtained the relevant ICP license but they have not obtained the audio or video program transmission license, the internet culture permit, the online publishing services permit or the radio or television programs producing and distributing permit. Although the operating entities have not received any material fines or other penalties from the relevant government authorities for such non-compliance in the past, if the operating entities are not able to comply with all applicable requirements, they may be subject to fines, confiscation of the gains derived from their non-compliant operations, suspension of our non-compliant operations, any of which may materially and adversely affect the operating entities’ business, financial condition and results of operations.

The operating entities face risks associated with their franchised learning centers.

A relatively small portion of the operating entities’ offline ELT business is operated through franchisees. These franchisees are located in the PRC and have learning centers which are operated under the operating entities’ brands. These franchised learning centers account for a relatively small percentage of the operating entities’ overall business and financial performance. However, the operating entities are still subject to risks inherent to the franchise model and they have limited experience in operating the franchise model and dealing with such risks.

The operating entities’ control over the franchised learning centers is based on the contractual agreements they entered with the franchisees, which may not be as effective as direct ownership and potentially makes it difficult for the operating entities to manage the franchised learning centers. While the operating entities have some control over the operation of the franchised learning centers, nevertheless, they may not be able to fully and successfully monitor, maintain and improve the performance of the management and other staff at the franchised learning centers as these teaching staff carry out the training services and directly interact with students. In the event of any delinquent performance by the franchisees and their employees, the operating entities may suffer from business reduction as well as reputational damage. If the franchisees and/or their employees commit any unlawful or unethical conduct, the operating entities may suffer financial losses, incur liabilities and suffer reputation damage. The operating entities may also face the risk that the prospective franchisees may not want to adopt the stringent centralized management system, which may affect the franchise business development. Meanwhile, a franchisee may suspend or terminate its cooperation with the operating entities voluntarily or involuntarily due to various reasons, including, but not limited to, disagreement or dispute with the operating entities, or failure to maintain requisite approvals, licenses or permits or to comply with governmental regulations. A franchisee might also choose not to continue to cooperate with the operating entities after the expiration of the existing cooperation arrangement. The operating entities may not be able to find alternative ways to continue to provide the training services formerly covered by such franchisee, and the operating entities’ customer satisfaction, brand reputation and financial performance may be adversely affected.

The operating entities are dependent on their information systems, and if the operating entities fail to further develop their technologies, or if their systems, software, applications, database or source code contain “bugs” or other undetected errors, or encounter unexpected network interruptions, security breaches or computer virus attacks, their operations may be seriously distracted.

The successful development and maintenance of the operating entities’ systems, software, applications and database, such as the management software and systems and student database, is crucial to the attractiveness of the operating entities’ education services and the management of their business operations. In order to achieve the operating entities’ strategic objectives and to remain competitive, the operating entities must continue to develop and enhance their technology. However, the operating entities’ efforts may prove to be unsuccessful. The performance and reliability of their online platform infrastructure, including our “Likeshuo” platform and other online systems they use for their business operations, are critical to their reputation and ability to retain students and increase student enrollment. Any system error or failure, or a sudden and significant increase in traffic, could result in the difficulty or unavailability of accessing the operating entities’ websites and/or online courses by the students. In addition, the operating entities’ technology platform upon which the management systems and online programs operate, and the operating entities’ other databases, products, systems and source codes could contain undetected errors or “bugs” that could adversely affect their performance.

The operating entities’ computer networks may also be vulnerable to unauthorized access, hacking, computer viruses and other security breaches. A user who circumvents the operating entities’ security measures could misappropriate proprietary information or cause interruptions or malfunctions in operations. Any interruption to the operating entities’ computer systems or operations could have a material adverse effect on their ability to retain students and increase student enrollment. Moreover, the operating entities may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by these breaches.

Major risks involving the operating entities’ network infrastructure include:

●	breakdowns or system failures resulting in a prolonged shutdown of the servers, including those attributable to power shutdowns, or attempts to get an unauthorized access to the systems, which may cause any loss or corruption of data and malfunctions of the software or hardware;

●	disruption or failure in the national backbone network, which would make it impossible for visitors and students to log onto the websites;

●	damages from fire, flood, power loss and telecommunications failures; and

●	any infection by or spread of computer viruses.

Any network interruption or inadequacy that causes interruptions in the availability of the operating entities’ websites, applications or other online platforms or deterioration in the quality of access to the operating entities’ websites, applications or other online platforms could reduce customer satisfaction and results in a reduction in the number of students using the operating entities’ services. If sustained or repeated, these performance issues could reduce the attractiveness of the operating entities’ websites, applications, other online platforms and course offerings. In China, almost all access to the internet is maintained through state-controlled telecommunication operators. In many parts of China, the internet infrastructure is relatively underdeveloped, and internet connections are generally slower and less stable than in more developed countries. We cannot assure you that the internet infrastructure in China will remain sufficiently reliable for the operating entities’ needs or ever develop and make available more reliable internet access to the operating entities’ students and teachers.

In addition, any security breach caused by hackings, which involve attempts to gain unauthorized access of or to cause intentional malfunctions of the information or systems, or to cause intentional malfunctions or loss or corruption of data, software, hardware or other computer equipment could cause a disruption in the operating entities’ services and leakage of personal data of their teaching staff and students. Inadvertent transmission of computer viruses could expose the operating entities to a material risk of loss of their course files or a litigation and possible liability, as well as damage to their reputation.

Furthermore, increases in the volume of traffic on the operating entities’ websites could also strain the capacity of the operating entities’ existing computer systems, which could lead to slow responses or system failures. This would cause a disruption or suspension in the operating entities’ course offerings, which would damage their brands and reputation, and thus negatively affect their revenue growth. The operating entities may need to incur additional costs to upgrade their computer systems in order to accommodate increased demand if they anticipate that their systems cannot handle higher volumes of traffic in the future.

To date, the operating entities’ information systems have not encountered any material error or technical issue that could have adversely affected or disrupted the operating entities’ operations. If the operating entities encounter errors or other service quality or reliability issues, or if they are unable to design, develop, implement and utilize information systems and the data derived from these systems, their ability to realize strategic objectives and their profitability could be adversely affected, which, in turn may cause us to lose market share, harm their reputation and brand names, and materially adversely affect their business and results of operations.

Our historical financial and operating results are not indicative of our future performance and our financial and operating results may fluctuate.

Our past results may not be indicative of future performance mainly due to the new businesses developed or acquired. Moreover, our results of operations may vary from period to period in response to a variety of other factors beyond control, including general economic conditions and regulations or government actions pertaining to the private education service sector and the ELT sector in China, changes in consumers’ spending on private education as well as non-recurring charges incurred under unexpected circumstances or in connection with acquisitions, equity investments or other extraordinary transactions. Due to these and other factors, our historical financial and operating results, growth rates and profitability as well as quarter-to-quarter comparisons of our operating results may not be indicative of our future performance and you should not rely on them to predict our future performance.

The operating entities’ business and results of operations depend on their ability to maintain or raise the level of the course and service fees the operating entities charge.

One of the most significant factors affecting the operating entities’ profitability is the course and service fees they charge. For the years ended December 31, 2019 and 2020 and 2021, the course and service fees derived from the operating entities’ business at their headquarters and self-operated learning centers, including revenue from the sale of goods, as well as their online ELT courses delivered on the “Likeshuo” platform, constituted approximately 97.8%, 98.6% and 98.3% of their total revenue, respectively. The amounts of those fees the operating entities charge are primarily determined based on the demand of their offline students and online users for their ELT services, their operating costs, the competitors’ pricing level, their pricing strategy to gain market share and the general economic conditions in China. However, there can be no assurance that the operating entities will be able to maintain or raise the course fees and other fees they charge for their services in the future. Even if the operating entities are able to maintain or raise course fees and other fees they charge for their services, we cannot assure you that the operating entities will be able to attract prospective students to enroll in the operating entities’ courses at such increased fee rates. The operating entities’ business, financial condition and operation results may be materially and adversely affected if they fail to maintain or raise the fee level or attract sufficient prospective students.

If the operating entities are unable to conduct sales and marketing activities in a cost-effective manner, their results of operations and financial condition may be materially and adversely affected.

For the years ended December 31, 2019, 2020 and 2021, the operating entities’ selling and marketing expenses amounted to RMB438.0 million, RMB310.4 million and RMB 250.9 million (US$39.4 million) respectively, representing approximately 47.6%, 44.9% and 41.0% respectively, of the total operating expenses, which consist of selling and marketing expenses, general and administrative expenses and research and development expenses. The operating entities’ selling and marketing expenses mainly included advertising and promotion expenses and employee benefit expenses for the operating entities’ sales and marketing staff. There is no assurance that the operating entities’ sales and marketing activities will always be well received by students or result in the levels of sales that they anticipate. Furthermore, we cannot guarantee that the operating entities will always be able to improve the operational efficiency of their sales and marketing staff or they will be able to retain or recruit experienced sales staff, or efficiently train junior sales staff. In addition, marketing and branding approaches and tools in the ELT market in China are evolving, especially for mobile platforms. This further requires the operating entities to enhance their marketing and branding approaches and experiment with new methods to keep pace with industry development and student preferences. Failure to refine the operating entities’ existing marketing and branding approaches in order to introduce new marketing and branding approaches in a cost-effective manner could reduce the operating entities’ market share, cause their revenue to decline and negatively impact their profitability. In addition, the operating entities utilize a broad mix of marketing and public relations programs, including social media platforms, to promote their products and services to prospective students. If advertising rates increase or if the operating entities become concerned that their customers deem certain marketing activity less appealing, or more intrusive or damaging to the operating entities’ brands, they may limit or discontinue the use or support of certain marketing sources or activities. Further, companies that promote the operating entities’ services may decide that the operating entities negatively impact their business or may make business decisions that in turn adversely impact the operating entities. For instance, if they decide that they want to compete directly with the operating entities, enter a similar business or exclusively support the operating entities’ competitors, the operating entities may no longer have access to their marketing channels.

There is no assurance that the operating entities’ branding efforts will be successful or the operating entities are not inadvertently negatively impacting their brand recognition and reputation. If the operating entities are unable to maintain and further enhance their brand recognition and reputation and promote awareness of their platform and courses, they may not be able to expand or even maintain the current level of student base and fees as well as engage qualified teachers, and their results of operations may be materially and adversely affected. Furthermore, any negative publicity relating to the operating entities, their management, courses, teachers and other staff, regardless of its veracity, could harm the operating entities’ brand image and in turn materially and adversely affect their business and results of operations.

If the operating entities fail to conduct marketing activities in compliance with the advertisement regulations in China, their results of operations and financial condition may be materially and adversely affected.

Under the Advertisement Law of the PRC, an advertisement for education or training shall not contain any of the following items: (i) any promise relating to progression, passing examinations, or obtaining a degree or qualification certificate, or any express or implied guaranteed promise relating to education or training results; (ii) express or implied statement that the relevant examination agency or its personnel or any examination test designer will be involved in the education or training; and (iii) the use of the names or images of research institutes, academic institutions, education institutions, industry associations, professionals or beneficiaries for recommendation or as proof. Publishing advertisements for education and training in violation of the provisions may be subject to order to discontinue the publishing of advertisements, to eliminate the ill-effects within the corresponding and a fine of one to five times of the advertising fees, or may revoke the business licenses and approval documents for advertisement review. The Anti-Unfair Competition Law of the PRC also stipulate that, when trading on the market, operators shall abide by the principles of voluntariness, equality, fairness, honesty and credibility, and observe generally recognized business ethics. According to the Anti-Unfair Competition Law, businesses may not engage in improper market activities to undermine their competitors, including infringing trademark rights or confidential business information, generating false publicity through advertising or other means or forging and disseminating false information, infringing upon the goodwill of competitors or the reputation of their products, bribing or interfering or sabotaging the normal operation of online products or services legally provided by another operator by other technical means.

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

The market recognition of the operating entities’ “Meten” brand has significantly contributed to the operating entities’ success. Maintaining and enhancing the reputation of the operating entities’ brands is critical to sustaining their competitive advantage. The operating entities’ ability to maintain and enhance their brand recognition primarily depends on the perceived effectiveness and quality of their course offerings as well as the success of their marketing efforts. The operating entities have devoted significant resources to promoting their courses and brands in recent years, including marketing and advertising in both offline and online media channels. The operating entities have been subject to some penalties and legal sanctions for improper advertising activities but they have rectified in a timely manner and strengthen on the internal review on the contents of marketing and advertising. However, we cannot assure you the operating entities will not be subject to any other penalties or legal sanctions in the future for advertisements. The operating entities’ marketing efforts may not be successful or may negatively impact their brand recognition and reputation inadvertently if any government authority or competitor publicly alleges that any of their advertisements are misleading.

The operating entities’ brand image, reputations, business and results of operations may be adversely impacted by their students’ and teaching staff’s misuse of the operating entities’ websites, applications and other online platforms, and in misconducts or other illegal or improper activities of their students, teachers, franchise partners, management personnel and other employees.

The operating entities’ websites, applications and other online platforms allow their teaching staff and students to engage in real-time communication. Because the operating entities do not have full control over how their teaching staff and students will use these platforms to communicate, the operating entities’ online platforms may from time to time be misused by individuals or groups of individuals to engage in immoral, disrespectful, fraudulent or illegal activities. Although the operating entities are not aware of any material incidents on their platform and such incidents have not been covered by media reports or internet forums, any such exposure or coverage could generate negative publicity about the operating entities’ brands and platform. The operating entities’ have implemented control procedures, such as training and sample auditing, and require the operating entities’ teaching staff not to distribute any illegal or inappropriate content and conduct any illegal or fraudulent activities on the platforms, but such procedures may not prevent all such content or activities from being posted or carried out. Moreover, as the operating entities have limited control over the real-time and offline behavior of the students and teaching staff, to the extent such behavior is associated with the operating entities’ platforms, the operating entities’ ability to protect their brand image and reputation may be limited. The operating entities’ business and the public perception of their brands may be materially and adversely affected by misuse of their platform. In addition, if any of the operating entities’ students or teaching staff suffers or alleges to have suffered physical, financial or emotional harm following contact initiated on the operating entities’ platform, the operating entities may face civil lawsuits or other liabilities initiated by the affected student or teaching staff, or governmental or regulatory actions against the operating entities. In response to allegations of illegal or inappropriate activities conducted on the operating entities’ platform or any negative media coverage about the operating entities, the PRC government authorities may intervene and hold the operating entities liable for non-compliance with the applicable PRC laws and regulations concerning the dissemination of information on the internet and subject the operating entities to administrative penalties or other sanctions, such as requiring the operating entities to restrict or discontinue some of the features and services provided on their platform. As a result, the operating entities’ business may suffer and their brand image, student base, results of operations and financial condition may be materially and adversely affected.

The operating entities’ brand image, reputation, business and results of operations may also be adversely affected by various misconducts and other illegal or improper activities of the operating entities’ franchisees, management personnel and other employees, such as intentionally failing to comply with government regulations, engaging in unauthorized activities and misrepresentation to the operating entities’ potential students during marketing activities, improper use of their students’ and teaching staff’s sensitive or classified information, making payments to government officials or third parties that would expose the operating entities to being in violation of laws. We cannot assure you that the operating entities will always be able to deter such misconducts, and the precautions the operating entities take to prevent and detect such activities may not be effective in preventing these activities or controlling the relevant risks or losses. Moreover, even if some of these misconducts and illegal or improper activities are not related to the operating entities’ business or the services provided by their franchisees, management personnel or other employees, they may nevertheless cause negative publicity about the operating entities and thereby, harm the operating entities’ brands and reputation.

The operating entities may not be able to achieve the benefits they expect from recent and future acquisitions, and recent and future acquisitions may have an adverse effect on their ability to manage their business.

As part of the operating entities’ business strategy, the operating entities have pursued and intend to continue to pursue selective strategic acquisitions of businesses that complement their existing businesses. Acquisitions expose the operating entities to potential risks, including risks associated with the diversion of resources from their existing businesses, difficulties in successfully integrating the acquired businesses, failure to achieve expected growth by the acquired businesses and an inability to generate sufficient revenue to offset the costs and expenses of acquisitions. If the revenue and cost synergies that the operating entities expect to achieve from their acquisitions do not materialize, they may have to recognize impairment charges.

In addition, the operating entities may be unable to identify appropriate acquisition or strategic investment targets when it is necessary or desirable to make such acquisition or investment to remain competitive or to expand the operating entities’ business. Even if the operating entities identify an appropriate acquisition or investment target, the operating entities may not be able to negotiate the terms of the acquisition or investment successfully, finance the proposed transaction or integrate the relevant businesses into the operating entities’ existing business and operations. Furthermore, as the operating entities often do not have control over the companies in which the operating entities only have minority stake, we cannot ensure that these companies always will comply with the applicable laws and regulations in their business operations. Material non-compliance by the operating entities’ investees may cause substantial harm to the operating entities’ reputation and the value of their investments.

If any one or more of the aforementioned risks associated with acquisitions or investments materialize, the acquisitions or investments may not be beneficial to the operating entities and may have a material adverse effect on their business, financial condition and results of operations.

Failure to control rental costs, obtain leases at desired locations at reasonable prices or failure to comply with the applicable PRC property laws and regulations regarding certain of the operating entities’ leased and owned premises could materially and adversely affect their business.

The operating entities lease a significant number of properties from third parties. As of the date of this annual report, the operating entities entered into 44 leases for their premises with a total gross floor area of approximately 31,015 square meters, which were or will be primarily used by their self-operated learning centers, and owned one property with a total gross floor area of approximately 1,290 square meters, which were primarily used as one of their self-operated learning centers. The leased properties were maintained by the operating entities’ landlords. Accordingly, the operating entities are not in a position to effectively control the quality, maintenance and management of these buildings. In the event the quality of the buildings deteriorates, or if any or all of the landlords fail to properly maintain and renovate such buildings in a timely manner or at all, the operating entities’ business operations could be materially and adversely affected. In addition, if any of the landlords terminates the existing lease agreements, refuses to renew the lease agreements when such lease agreements expire, or increase the rent to a level that is unacceptable to the operating entities, the operating entities will be forced to look for alternative locations for their self-operated learning centers. The operating entities may not be able to find suitable premises for such relocation without incurring significant time and costs, and there is no guarantee that they may be able to find suitable premises for relocation or at all. If the operating entities fail to find suitable replacement sites in a timely manner or on terms acceptable to them, their business and results of operations could be materially and adversely affected. Moreover, if the operating entities’ use of the leased premise is challenged by the relevant government authorities for lack of fire inspection, they may be subject to fines and also be forced to relocate the affected learning centers and incur additional expenses. If any of the above events occurs, the operating entities’ business, results of operations and financial condition could be materially and adversely affected.

The operating entities have not been able to receive from the lessors of some of the leased properties copies of the title certificates or proof of authorization to lease the properties to the operating entities. As of the date of this annual report, we are not aware of any actions, claims or investigations threatened against the operating entities or the operating entities’ lessors with respect to the defects in the operating entities’ leasehold interests. However, if any of the operating entities’ leases is terminated as a result of challenges by third parties or government authorities for lack of title certificates or proof of authorization to lease, while the operating entities do not expect to be subject to any fines or penalties, the operating entities may be forced to relocate the affected learning centers and incur additional expenses relating to such relocation, or they may not be able to find suitable premises for relocation at all.

Under applicable PRC laws and regulations, the parties to a lease agreement are required to register and file the executed lease agreement with the relevant government authorities. As of the date of this annual report, most of the lease agreements for the leased properties that the operating entities occupy had not been registered or filed. While the failure to complete the lease registration will not affect the legal effectiveness of the lease agreements according to PRC law, the relevant real estate administrative authorities may require the parties to the lease agreements to complete the lease registration within a prescribed period of time and the failure to do so may subject the parties to fines from RMB1,000 to RMB10,000. While the operating entities have not been subject to any penalties or disciplinary action related to the failure to register their lease agreements, we cannot assure you that the operating entities will not be subjected to penalties or other disciplinary actions for their past and future non-compliance.

The operating entities currently and may in the future occupy premises for which the operating entities have paid the purchase price but have not obtained titles. If the operating entities are unable to obtain titles to the properties, they may not be able to get a full refund on the purchase price and may have to relocate and incur additional expenses relating to such relocation, or the operating entities may not be able to find suitable premises for relocation at all.

Therefore, the failure to comply with the applicable PRC property laws and regulations regarding certain of the operating entities’ leased and owned premises may cause the operating entities to relocate and to be subject to fines and suspension of business, which may materially and adversely affect the operating entities’ business, financial condition and results of operations.

Higher labor costs may adversely affect the operating entities’ business and profitability.

Labor costs in China have risen in recent years as a result of social development, and increasing inflation in China. As of December 31, 2021, the operating entities employed 1,229 full-time staff. Staff costs constituted a major portion of the total cost of revenue, reaching 62.5%, 64.9% and 66.9% of the operating entities’ total cost of revenue for the years ended December 31, 2019 and 2020 and 2021, respectively. The increase in labor cost may erode the operating entities’ profitability and materially harm the operating entities’ business, financial condition and results of operations. As the operating entities’ businesses have been continuing to expand in recent years, the absolute amounts of labor costs in the regions where the operating entities operate have also been increasing and could continue to increase. If labor costs in these regions continue to increase, the operating entities’ operating costs will increase. The operating entities may not be able to pass on these increased costs to the customers by increasing the fees of the operating entities’ courses in light of competitive pressure in the market. In such circumstances, the operating entities’ profit margin may decrease, which could have an adverse effect on the operating entities’ business, financial condition and results of operations.

The COVID-19 pandemic has had a material adverse impact on the general economic outlook, economic growth and business sentiment. See “— Any natural catastrophes, severe weather conditions, health epidemics, including COVID-19, and other extraordinary events could severely disrupt the operating entities’ business operations.” Additionally, certain restrictive measures, including quarantining policies and travel restrictions, implemented by China and other countries in response to the COVID-19 pandemic has imposed obstacles for the operating entities to recruit teachers and operational staff suitable for the operating entities’ business.

The operating entities have limited experience in operating some of their newer service offerings.

The operating entities currently offer a comprehensive service portfolio, including offline general adult ELT, junior ELT, overseas training services and online ELT. The operating entities are constantly upgrading and plan to develop new services to expand their business and student base. For example, the operating entities have started to offer offline junior ELT in 2018. The operating entities have expanded their offerings through internal development and external investments. However, some of the operating entities’ new service offerings have not generated significant or any profit to date, as the operating entities have limited experience responding quickly to changes and competing successfully for certain of these new areas. In addition, newer offerings may require more financial and managerial resources than what is available. Furthermore, there is limited operating history on which you can base your evaluation of the business and prospects of these relatively more recent offerings. The operation results of new services may also vary from period to period in response to a variety of factors beyond control, and the operating entities may not be able to achieve the expected profitability and performance of these new service offerings.

Course and service fee refunds or potential refund disputes may negatively affect the operating entities’ cash flow, financial condition, and reputation.

The operating entities have different course and service fee refund policies for the operating entities’ students depending on the time of enrollment and the operating entities are subject to certain conditions and restrictions in the service contract between the operating entities and each of our students. For details of the refund policies, see “Item 4. Information on the Company—B. Business Overview—Pricing and Refund Policies.” When calculating gross billings for a specific period, the operating entities deduct the total amount of refunds from the total amount of cash received for the sale of course packages for such period.

For the years ended December 31, 2019 and 2020 and 2021, the operating entities had made RMB184.8 million, RMB90.5 million and RMB108.5 million (US$17.0 million) of refund payments, respectively. For the same periods, the operating entities’ course withdrawal rate, which is determined as the amount of refunds the operating entities issued as a percentage of the total amount of gross billings for the relevant period, was 10.9%, 11.01%, and 16.4%, respectively. The number of refund requests and the amount of refunds could be affected by a number of factors, many of which are beyond control. These factors include, without limitation, student dissatisfaction with the operating entities’ teaching quality and course and educational content offerings, privacy concerns relating to the operating entities’ online platforms, negative publicity regarding the operating entities or online ELT in general, and any change or development in the PRC laws and regulations with respect to course fees charged by online education providers like the operating entities. Any refund payments that the operating entities may be required to make to the students, as well as the expenses the operating entities could incur for processing refunds and resolving refund disputes, could be substantial and could adversely affect the operating entities’ gross billings, net revenue, liquidity and financial condition. A high volume of refund applications and refund disputes may also generate negative publicity that could harm the operating entities’ reputation. The operating entities have experienced in the past, and may experience in the future, negative publicity in relation to refund disputes between the operating entities and the students, which may significantly harm the operating entities’ brand names and divert their attention from operating their business.

The operating entities offer an installment payment arrangement to their students, which may adversely affect their business, results of operations and operating cash flow if students participating in such scheme decide not to complete the course(s) they have registered and request refund from the operating entities, or if such arrangement is found to be in violation of any existing or future laws and regulations in China or otherwise subject to negative publicity.

In order to provide a more convenient and flexible payment method for students, the operating entities have cooperated with accredited third-party financial institutions in China to set up an installment payment arrangement through which students can pay for the courses and/or services the operating entities offer in several pre-determined installments during the course of the contract period. Under such arrangement, a third-party financial institution provides an interest-free loan to a student and remits the course/service fee to the operating entities on behalf of the borrowing student to complete his/her purchase of the relevant course. The borrowing student is obligated to repay the loan in pre-agreed installments over a period ranging from six months to 24 months to the financial institution. A transaction fee associated with the installment payment arrangement typically ranges from 4.4% to 10.8% of the total amount of such loan, depending on the length of the installment period, which was generally withheld by such financial institution prior to remitting the course/service fee to the operating entities. For the year ended December 31, 2021, approximately 24% of the operating entities’ total gross billings have been paid through such installment payment arrangement. There is an inherent uncertainty relating to such arrangement compared to a lump sum upfront payment scheme as students under the installment payment arrangement are more prone to cease to take classes during the contract period that they had initially registered. For the year ended December 31, 2021, the course withdrawal rate, which is equal to the amount of refunds the operating entities issued in a specific period of time as a percentage of the sum of the amount of gross billings and the amount of refunds for such period, of the students who participated in such installment arrangement was approximately 27.1%, and the course withdrawal rate of the students who provided lump sum upfront payments was approximately 9.0%. When the operating entities receive refund requests from students, the operating entities typically determine the eligibility of and amounts of refund entitled by such students in accordance with the existing refund policies. Once the operating entities determine a student to be eligible for refund, they generally provide the entire amount of refund to him/her directly. In the event more students who participate in the installment payment arrangement decide not to complete their registered course(s) for any reason, the operating entities may be required to provide large sums of refund to these students, which may materially and adversely impact the operating entities’ business, results of operations and operating cash flow. Thus, the operating entities’ business and results of operations could be materially and adversely affected.

In addition, the PRC government has tightened the regulation of consumer credit transactions in recent years. For example, the PRC government has prohibited any entity that is not a licensed commercial bank or policy bank in China to provide any loan to students registered in universities in China. The Notice on Regulating and Rectifying “Cash Loan” Business, or Circular 141, prohibits online lending information intermediaries from facilitating loans with no designated purpose. While the operating entities did not provide any loan to the students directly, we cannot assure you that the relevant PRC government authorities will not impose additional restrictions on consumer credit transactions in the future that will render the operating entities’ existing installment payment arrangement illegal. In such case, the operating entities may have to cease such arrangement, which could adversely affect their student recruitment efforts, and the operating entities may be subject to penalties. In addition, there has been negative publicity about similar arrangement offered by other ELT service providers in China, and we cannot assure you that the operating entities will not be subject to similar negative publicity regarding their installment payment arrangement in the future, which may materially and adversely affect the operating entities’ brands, reputation and business.

In addition, since students who participate in the installment payment arrangement generally enter into separate financing arrangements with certain third-party financial institutions whom the operating entities have no control over, the operating entities may not be able to ensure that these students will have a satisfactory experience dealing with such financial institutions. In the event the students are dissatisfied with any aspect of the services provided by such financial institutions, the operating entities’ reputation and business prospects could be adversely affected.

The operating entities’ results of operations are subject to seasonal fluctuations.

The PRC offline ELT industry generally experiences seasonality, reflecting a combination of traditional education industry patterns and new patterns associated with the online platform in particular. Seasonal fluctuations have affected, and are likely to continue to affect, the operating entities’ business. In general, the offline ELT industry experiences lower growth of gross billings in the first quarter of each calendar year due to the Chinese New Year holiday, and the industry enjoys higher growth of gross billings in the third quarter during the summer months as some students are generally on summer holiday and have more time to take English language training courses. Overall, the historical seasonality of the operating entities’ business has been relatively mild due to our rapid growth. The operating entities’ financial condition and results of operations for future periods may continue to fluctuate due to seasonality of their business.

Failure to protect confidential information of the operating entities’ students and teaching staff against security breaches could damage the operating entities’ reputation and brands and substantially harm their business and results of operations.

A significant challenge to the offline and online ELT industry is the secure storage of confidential information and its secure transmission over public networks. All purchases of the operating entities’ course packages are made by the students and/or their parents through the operating entities’ learning centers, websites and mobile applications. In addition, online payments for the operating entities’ course packages are settled through third-party online payment services. Maintaining complete security for the storage and transmission of confidential information on the operating entities’ technology platform, such as student names, personal information and billing addresses, is essential to maintaining student confidence.

The operating entities have adopted security policies and measures to protect the proprietary data and student information. However, advances in technology, the expertise of hackers, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the technology that the operating entities use to protect confidential information. The operating entities may not be able to prevent third parties, especially hackers or other individuals or entities engaging in similar activities, from illegally obtaining such confidential or private information the operating entities hold as a result of the students’ visits to the operating entities’ website and use of the operating entities’ mobile applications. Such individuals or entities obtaining the students’ confidential or private information may further engage in various other illegal activities using such information. Any negative publicity on the operating entities’ website’s or mobile applications’ safety or privacy protection mechanisms and policies, and any claim asserted against the operating entities or fine imposed upon the operating entities as a result of actual or perceived failures, could have a material and adverse effect on the operating entities’ public image, reputation, financial condition and results of operations.

Significant capital and other resources may be required to protect against information security breaches or to alleviate problems caused by such breaches or to comply with the operating entities’ privacy policies or privacy-related legal obligations. The resources required may increase over time as the methods used by hackers and others engaged in online criminal activities are increasingly sophisticated and constantly evolving. Any failure or perceived failure by the operating entities to prevent information security breaches or to comply with privacy policies or privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other student data, could cause the students to lose trust in the operating entities and could expose the operating entities to legal claims and liabilities. Any perception by the public that online transactions or the privacy of user information are becoming increasingly unsafe or vulnerable to attacks could inhibit the growth of online education services generally, which may negatively impact the operating entities’ business prospects.

The operating entities may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on the operating entities’ business, results of operations, and our continued listing on Nasdaq.

The operating entities’ business involves collecting and retaining certain internal data and student information. The integrity and protection of student information and company data is crucial to the operating entities. The students expect that the operating entities will adequately protect their personal information. The operating entities are required by applicable laws to keep strictly confidential the personal information that they collect, and to take adequate security measures to safeguard such information.

The PRC Criminal Law, as amended by its Amendment 7 (effective on February 28, 2009) and Amendment 9 (effective on November 1, 2015), prohibits institutions, companies and their employees from selling or otherwise illegally disclosing a citizen’s personal information obtained in performing duties or providing services or obtaining such information through theft or other illegal ways.

On November 7, 2016, the Standing Committee of the PRC National People’s Congress issued the Cyber Security Law of the PRC, or Cyber Security Law, which became effective on June 1, 2017. Pursuant to the Cyber Security Law, network operators must not, without users’ consent, collect their personal information, and may only collect users’ personal information necessary to provide their services. Providers are also obliged to provide security maintenance for their products and services and shall comply with provisions regarding the protection of personal information as stipulated under the relevant laws and regulations.

The Civil Code of the PRC (issued by the PRC National People’s Congress on May 28, 2020 and effective from January 1, 2021) provides legal basis for privacy and personal information infringement claims under the Chinese civil laws. PRC regulators, including the Cyberspace Administration of China (“CAC”), the Ministry of Industry and Information Technology, and the Ministry of Public Security, have been increasingly focused on regulation in data security and data protection.

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to critical information infrastructure operators (“CIIOs”) that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries.

On November 14, 2021, the CAC published the Draft Regulations on the Network Data Security Administration (Draft for Comments) (the “Security Administration Draft”), which provides that data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. According to the Security Administration Draft, data processing operators who possess personal data of at least one million users conducting listings in foreign countries or process data that affects or may affect national security must be subject to cybersecurity review by the relevant Cyberspace Administration of the PRC. The deadline for public comments on the Security Administration Draft was December 13, 2021.

As of the date of this annual report, as an English language training service provider through the VIEs and their subsidiaries in China, the operating entities have not received any notice from any authorities identifying the operating entities as a CIIO or requiring the operating entities to go through cybersecurity review or network data security review by the CAC. As there remains significant uncertainty in the interpretation and enforcement of relevant PRC cybersecurity laws and regulations, the operating entities could be subject to cybersecurity review, and if so, the operating entities may not be able to pass such review. In addition, the operating entities could become subject to enhanced cybersecurity review or investigations launched by PRC regulators in the future. Any failure or delay in the completion of the cybersecurity review procedures or any other non-compliance with the related laws and regulations may result in fines or other penalties, including suspension of business, website closure, removal of the operating entities’ app from the relevant app stores, and revocation of prerequisite licenses, as well as reputational damage or legal proceedings or actions against the operating entities, which may have material adverse effect on the operating entities’ business, financial condition or results of operations. As of the date of this annual report, the operating entities have not been involved in any investigations on cybersecurity review initiated by the CAC or related governmental regulatory authorities, and the operating entities have not received any inquiry, notice, warning, or sanction in such respect. We believe that the operating entities are in compliance with the aforementioned regulations and policies that have been issued by the CAC.

On June 10, 2021, the Standing Committee of the National People’s Congress of China, or the SCNPC, promulgated the PRC Data Security Law, which became effective in September 2021. The PRC Data Security Law imposes data security and privacy obligations on entities and individuals carrying out data activities, and introduces a data classification and hierarchical protection system based on the importance of data in economic and social development, and the degree of harm it will cause to national security, public interests, or legitimate rights and interests of individuals or organizations when such data is tampered with, destroyed, leaked, illegally acquired or used. The PRC Data Security Law also provides for a national security review procedure for data activities that may affect national security and imposes export restrictions on certain data and information.

As of the date of this annual report, we do not expect that the current PRC laws on cybersecurity or data security would have a material adverse impact on the operating entities’ business operations. However, as uncertainties remain regarding the interpretation and implementation of these laws and regulations, we cannot assure you that the operating entities will comply with such regulations in all respects and the operating entities may be ordered to rectify or terminate any actions that are deemed illegal by regulatory authorities. The operating entities may also become subject to fines and/or other sanctions which may have material adverse effect on their business, operations and financial condition.

If the operating entities fail to develop or adopt new technologies to effectively meet challenges from changing consumer requirements, emerging standards in the industry or mobile operating systems, or if the operating entities’ efforts to invest in the development of new technologies are unsuccessful, the operating entities’ business may be materially and adversely affected.

The ELT industry is characterized by rapid technological changes in the teachers’ and students’ requirements and preferences, frequent introduction of new courses or services utilizing new technologies and the emergence of new standards and practices, any of which could render the operating entities’ existing technologies and systems obsolete. The operating entities’ success will depend in part on their ability to identify, develop, acquire or license leading technologies useful to their business, and respond to technological advances and emerging industry standards and practices, such as mobile internet, in a cost-effective and timely way. The development of websites, mobile applications and other proprietary technologies entails significant technical and business risks. We cannot assure you that the operating entities’ existing technologies will remain competitive or that the operating entities will be able to successfully develop or effectively use new technologies, recoup the costs of developing new technologies or adapt the websites, mobile applications, proprietary technologies and systems to meet customer requirements or emerging industry standards. If the operating entities are unable to develop technologies successfully or adapt in a cost-effective and timely manner in response to changing technological standards, market conditions or customer requirements, whether for technical, financial or other reasons, the operating entities’ business, prospects, financial condition and results of operations may be materially and adversely affected.

In addition, purchases using mobile devices by consumers generally, and by the operating entities’ customers specifically, have increased, and we expect this trend to continue. To optimize the mobile shopping experience, the operating entities are somewhat dependent on the customers downloading specific mobile applications for their particular devices as opposed to accessing the operating entities’ websites from an internet browser on their mobile devices. As new mobile devices and platforms are released, it is difficult to predict the problems the operating entities may encounter in developing applications for alternative devices and platforms, and the operating entities may need to devote significant resources to the development, support and maintenance of such applications. In addition, the operating entities’ future growth and results of operations could suffer if the operating entities experience difficulties in integrating mobile applications into mobile devices in the future, if problems arise with their relationships with providers of mobile operating systems or mobile applications download stores, if their applications receive unfavorable treatment compared to competing applications on the download stores, or if they face increased costs to distribute or have customers using their mobile applications. The operating entities are further dependent on the interoperability of their websites with popular mobile operating systems that they do not control, such as iOS and Android operating systems, and any changes in search systems that degrade the functionality of the operating entities’ websites or give preferential treatment to competitive products could adversely affect the usage of the operating entities’ websites on mobile devices. In the event that this is more difficult for the operating entities’ customers to access and use the operating entities’ website on their mobile devices, or if the customers choose not to access or to use the operating entities’ websites on their mobile devices or to use mobile products that do not offer access to the operating entities’ websites or mobile applications, the operating entities’ business, financial condition and results of operations may be adversely affected.

Accidents or injuries suffered by the operating entities’ students and other people on the operating entities’ premises may adversely affect the operating entities’ reputation, business operation and financial performance.

The operating entities do not have any insurance for their students or other people at their learning centers. In the event of accidents, injuries or other harm to students or other people on our premises, including those caused by and arising from the actions of the operating entities’ employees at the operating entities’ learning centers and/or the other premises, the operating entities’ facilities may be perceived to be unsafe, which may discourage prospective students from attending the operating entities’ courses and the operating entities may face lawsuits. The students may also hurt themselves or other persons due to psychological pressure. The operating entities could also face claims alleging that they were negligent or provided inadequate supervision to their employees and therefore should be held jointly liable for harm caused by then or are otherwise liable for injuries suffered by the students or other people on the operating entities’ premises. A liability claim, even if unsuccessful, against the operating entities or any of their employees could adversely affect the operating entities’ reputation, enrollment and revenue, causing the operating entities to incur substantial expenses and divert the management’s time and attention.

The operating entities may not maintain adequate insurance, which could expose them to significant costs and business disruption.

The insurance industry in China is still at an early stage of development. In particular, PRC insurance companies offer limited business insurance products to education service providers. The operating entities do not have key employee insurance, business liability insurance or business disruption insurance to cover their operations, which is consistent with customary industry practice in China. The operating entities have determined that the costs of insuring for these risks and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for them to have such insurance. In addition, the operating entities do not maintain any insurance policies covering risks including loss and theft of and damages to their servers or other technology infrastructure. Any uninsured occurrence of business disruption, litigation or natural disaster, or significant damages to our uninsured equipment or technology infrastructure could result in substantial costs and diversion of resources for the operating entities and could adversely affect their financial condition and results of operations.

If the operating entities fail to prevent the loss or misappropriation of, or disputes over, their intellectual property rights, their brands and business may suffer.

The operating entities consider their copyrights, trademarks, trade names, internet domain names, patents and other intellectual property rights invaluable to their ability to continue to develop and enhance their brand recognition. Unauthorized use of the operating entities’ intellectual property rights may damage their reputation and brands. The operating entities rely on a combination of copyright, trademark and trade secrets laws to protect their intellectual property rights. Nevertheless, the measures the operating entities take to protect their intellectual property rights may not be adequate to prevent unauthorized uses. In addition, preventing infringement on or misuse of intellectual property rights could be difficult, costly and time-consuming in China. The practice of intellectual property rights enforcement action by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. For example, third parties may obtain and use the operating entities’ intellectual property without due authorization, particularly in China. The operating entities may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs and diversion of the operating entities’ management’s attention and resources and could disrupt the operating entities’ business. There is no assurance that the operating entities will be able to enforce their intellectual property rights effectively or otherwise prevent others from the unauthorized use of our intellectual property. Failure to adequately protect the operating entities’ intellectual property could materially and adversely affect the operating entities’ brand names and reputation, and their business, financial condition and results of operations.

The operating entities may encounter infringement disputes from time to time relating to their use of intellectual properties of third parties.

We cannot assure you that the operating entities’ offline ELT courses and marketing materials, online ELT courses, products, platforms and applications or other intellectual property developed or used by the operating entities do not or will not infringe upon valid copyrights or other intellectual property rights held by third parties. The operating entities may encounter disputes from time to time over rights and obligations concerning intellectual property, and the operating entities may not prevail in those disputes. The operating entities have adopted policies and procedures to prohibit their employees and contractors from infringing upon third-party copyright or intellectual property rights. However, we cannot assure you that the operating entities’ teachers or other personnel will not, against the policies, use third-party copyrighted materials or intellectual property without proper authorization in classes, on the operating entities’ websites, at any of the operating entities’ locations or via any medium through which the operating entities provide their programs. The operating entities’ users may also post unauthorized third-party content on their websites. The operating entities may incur liability for unauthorized duplication or distribution of the materials posted on their websites or used in their classes. The operating entities have been involved in claims against them alleging infringement of third-party intellectual property rights and the operating entities may be subject to such claims in the future. Any such intellectual property infringement claim could result in costly litigation, harm the operating entities’ reputation, divert their management attention and resources and subject them to substantial financial harm.

A certain number of the operating entities’ self-operated learning centers and owned properties are not in compliance with fire safety regulations.

The operating entities’ self-operated learning centers are mainly located on properties leased by the operating entities from third parties. The operating entities generally make decoration work to the leased properties to meet their business operational needs. According to the relevant PRC laws and regulations, the operating entities’ decoration work falls within the scope of construction work. If the investment amount of such construction work exceeds RMB300,000 and the gross floor area is more than 300 square meters, the records of the fire safety design and the completion inspection must be filed with the competent fire safety authorities after the decoration work obtains the relevant construction permit and passes the completion inspection. As of the date of this annual report, the operating entities entered into 44 leases for their premises, 34 of which have been put into use for self-operated learning centers, and the operating entities have complied with the foregoing fire safety design and filing requirements with respect to 30 of these premises. As of December 31, 2021, four leased properties comprised of four of the operating entities’ self-operated learning centers currently in use had not completed the filing of fire protection design and completion inspection record. Additionally, the operating entities owned premises that were used as space for one of their self-operated learning centers with a total gross floor area of approximately 8,057 square meters, and the operating entities have not completed the filing of fire protection design and completion inspection record for such properties as of the date of this annual report. The four self-operated learning centers contributed to approximately 5.6% to the operating entities’ gross billings for the year ended December 31, 2021.

In case of failure to complete the foregoing procedures, the competent fire safety authorities in the PRC can order rectifications within a specified period of time, impose a fine of less than RMB5,000 per property, and order the stoppage of use. The operating entities have been fined for such violations in the past for an immaterial amount, and we cannot assure you that the operating entities will not be fined in the future for past and future violations. In the case of failure to rectify, such authorities can order stoppage of construction and use and suspension of business, and impose a fine of more than RMB30,000 and less than RMB300,000. If the operating entities cannot complete the filing of fire protection design and completion inspection according to the relevant requirements, the operating entities may be subject to a fine or may be ordered to make rectification within a specified period of time or suspend the operating entities’ operation on the affected properties. In addition, according to Circular 10, if the operating entities cannot meet the requirements of the fire safety standards, the relevant training qualifications could be revoked by the government authorities. If complying with fire safety regulations would require the operating entities to terminate or break their existing leases, the operating entities may be liable for any associated termination or breakage costs in addition to the costs of relocation, renovation and decoration. It may also disrupt the operating entities’ scheduled courses and force the operating entities to postpone or cancel some courses and refund the related course fees, all of which could materially and adversely affect the operating entities’ business, financial condition and results of operations.

Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject the operating entities to penalties.

Pursuant to the PRC laws and regulations, the operating entities are required to participate in various social insurance benefit plans for their employees, whether PRC nationals or foreign citizens, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance and maternity insurance. The operating entities are also required to participate in housing provident fund plan for our PRC national employees. The operating entities are required to contribute to the plans in amounts equal to certain percentages of the salaries, including bonuses and allowances, of the operating entities’ employees up to a maximum amount specified by the local government from time to time at locations where the operating entities operate their business. The requirement of employee benefit plans has not been implemented consistently by the local governments in China given the different levels of economic development in various locations. In some locations where the operating entities operate, consistent with local practices, the operating entities did not strictly follow the laws and regulations relating to participating in various social insurance benefit plans for their PRC national employees, including housing provident fund. The operating entities also did not make full contribution of their foreign employees’ social insurance, which was mainly due to an administrative oversight and unfamiliarity with the relevant laws and regulations of their staff in charge. While the operating entities have not faced any penalty or disciplinary action in the past, their failure in making contributions to various employee benefit plans and in complying with the applicable PRC labor-related laws may subject them to late payment penalties. The operating entities may be required to make up the contributions for these plans as well as to pay late fees and fines. If the operating entities are subject to late fees or fines in relation to the underpaid employee benefits, their financial condition and results of operations may be adversely affected.

We cannot assure you that the operating entities’ employees will not complain to the relevant authorities by reporting the operating entities’ failure to make contributions to the social insurance plans. Moreover, we cannot assure you that the relevant local government authorities will not require the operating entities to pay the outstanding amount within a prescribed time or impose penalties or overdue fines on the operating entities, which may in turn adversely affect the operating entities’ financial condition and results of operations.

Certain of the operating entities’ teachers do not possess teaching qualifications, which may be subject to penalty under the relevant PRC laws and regulations. The operating entities’ failure to comply with these requirements may result in material and adverse effect on their business, results of operations and prospects.

Under the relevant PRC laws and regulations, teachers of all types of schools and other education institutions are required to obtain teacher qualification certificates or other relevant professional skill qualifications, although the definition or scope of the relevant professional skill qualifications is not explicitly stated in the relevant PRC laws and regulations. If teachers are employed in violation of such regulations, the examination and approval authorities or other relevant government departments will order the schools and other education institutions to make corrections within a specified period of time and give a warning in accordance with the applicable laws and regulations. If there is income generated from teachers without teaching qualifications, the illegal income will be confiscated. In the event the circumstances are deemed serious by the relevant government authorities, student enrollment will be ordered to stop and the school license will be revoked. As of the date of this annual report, some of the operating entities’ teachers did not possess any teaching qualifications or relevant professional skill qualifications. As of the date of this annual report, the operating entities have not received any notice or warning or been subject to any penalties or disciplinary action from government authorities due to the lack of teaching licenses of their teachers. As advised by our PRC counsel, the current PRC laws and regulations remain unclear as to whether the operating entities’ teachers are required to obtain and hold teaching qualifications. However, we cannot assure you that the relevant PRC government authorities will not take a contrary view and impose penalties, fines or other disciplinary action for the operating entities’ past or future non-compliance.

We cannot assure you that the operating entities will not be subject to liability claims for any inaccurate or inappropriate content in their training programs, which could cause the operating entities to incur legal costs and damage their reputation.

The operating entities develop the content for their ELT programs themselves or through partnerships with third parties. We cannot assure you that there will be no inaccurate or inappropriate materials included in the operating entities’ training programs or the materials the operating entities obtain from our third-party partners. In addition, the operating entities’ mock examination questions designed internally based on their understanding of the relevant examination requirements may be investigated by the regulatory authorities. Therefore, the operating entities may face civil, administrative or criminal liability if an individual or corporate, governmental or other entity believes that the content of any of the operating entities’ training programs violates any laws, regulations or governmental policies or infringes upon its legal rights. Even if such claim were not successful, defending it may cause the operating entities to incur substantial costs including the management’s time and attention. Moreover, any accusation of an accurate so inappropriate conduct could lift to significant negative publicity, which could harm the operating entities’ reputation and future business prospects.

The operating entities may be involved in legal and other disputes and claims arising out of their operations from time to time.

The operating entities may, from time to time, be involved in disputes with and subject to claims by parents and students, teachers and other school personnel, and other parties involved in their business. We cannot assure you that when legal actions arise in the ordinary course of the operating entities’ business, any of the legal actions will be resolved in their favor. The operating entities are subject to uncertainties as to the outcome of such legal proceedings and the operating entities’ business operations may be disrupted. Legal or other proceedings involving the operating entities may, among others, result in the operating entities incurring significant costs, divert management’s attention and other resources, negatively affect the operating entities’ business operations, cause negative publicity against the operating entities or damage their reputation, regardless whether they are successful in defending such claims or proceedings. The operating entities’ business, financial condition and results of operations may be materially and adversely affected as a result.

The operating entities may be adversely affected by any negative publicity concerning them, their business, founders, shareholders, affiliates, directors, senior management and employees, as well as their third-party commercial partners and the industry in which they operate, regardless of its accuracy, which could harm their reputation and business.

Negative publicity about the operating entities, their business, founders, shareholders, affiliates, directors, senior management, teachers and other employees, as well as third-party commercial partners and the industry in which the operating entities operate, can harm their operations. The operating entities have been exposed to negative publicity concerning, among other things, miscalculation involving and delays in the payments of staff salaries and/or bonuses, student refund disputes, administrative penalties, alleged improper or misleading statements made in sales and marketing activities in the past and actions of the founders and directors and members of the senior management. Negative publicity concerning these parties could be related to a wide variety of matters, including, but are not limited to:

●	misconduct, alleged or otherwise, or other improper activities committed by the founders, students or directors, shareholders, senior management, affiliates, teaching staff and other employees, including misrepresentation made by the employees to prospective students during sales and marketing activities;

●	false or malicious allegations or rumors about the operating entities or their founders, directors, shareholders, senior management, affiliates, teaching staff and other employees, as well as students;

●	complaints by the students about the operating entities’ education services and sales and marketing activities;

●	course fee refund disputes between the operating entities and their students or administrative penalties;

●	security breaches of the student’s or employee’s confidential information;

●	employment-related complaints and claims relating to alleged employment discrimination, wage and hour violations, miscalculations involving and delays in the payments of staff salaries and/or bonuses; and

●	governmental and regulatory investigations or penalties resulting from the operating entities’ failure to comply with applicable laws and regulations.

The operating entities may also be exposed the risk of any misconduct of their third party commercial partners that any negative publicity and claims asserted against their third party commercial partners or fines imposed upon them as a result of actual or perceived failures, could have a material and adverse effect on the operating entities’ public image, reputation, financial condition and results of operations. In addition, negative publicity of the industry in which the operating entities operate, including, but not limited to, bankruptcy and cessation of business operations of any of the operating entities’ major competitors, may materially and adversely affect the operating entities’ business prospects and results of operations.

In addition to traditional media, there has been an increasing use of social media and similar platforms in China, including instant messaging applications, such as WeChat, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on instant messaging applications and social media platforms is virtually immediate without affording the operating entities an opportunity for redress or correction. The opportunity for dissemination of information, including inaccurate information, is seemingly limitless and readily available.

Information concerning us, the operating entities, shareholders, directors, officers and employees may be posted on such platforms at any time. The risks associated with any such negative publicity or incorrect information cannot be completely eliminated or mitigated and may materially harm the operating entities’ reputation, business, financial condition and results of operations.

The operating entities are subject to regulatory inspections, examinations, inquiries and audits, and future sanctions, fines and other administrative penalties resulting from such inspections and audits could materially and adversely affect the operating entities’ business, financial condition and results of operations.

The operating entities are subject to certain regulation and supervision from the PRC government authorities. These relevant regulatory authorities have broad powers to adopt regulations and other requirements affecting or restricting the operating entities’ operations, including tax policies. Moreover, these relevant regulatory authorities possess significant powers to enforce applicable regulatory requirements in the event of the operating entities’ non-compliance, including the imposition of fines, sanctions or the revocation of licenses or permits to operate the operating entities’ business. The operating entities have in the past been subject to tax penalties concerning certain of their subsidiaries, and we cannot assure you that the operating entities will not face similar or other administrative fines or penalties concerning their operations or subsidiaries.

Any natural catastrophes, severe weather conditions, health epidemics, including COVID-19, and other extraordinary events could severely disrupt the operating entities’ business operations.

The occurrence of natural catastrophes such as earthquakes, floods, typhoons, tsunamis or any acts of terrorism may result in significant property damages as well as loss of revenue due to disruptions in the operating entities’ business operations. As the operating entities store books and course materials at their premises, there is a risk that these products and premises may be damaged or destroyed by fire and other natural calamities. Any disruption of electricity supply or any outbreaks of fire or similar calamities at the operating entities’ premises may result in the breakdown of their facilities and the disruption to their business. Health epidemics such as outbreaks of avian influenza, severe acute respiratory syndrome (SARS), COVID-19, swine flu (H1N1) or the Influenza A virus, and severe weather conditions such as snowstorm and hazardous air pollution, as well as the government measures adopted in response to these events, could significantly impact the operating entities’ operations.

Due to the quarantine measures to contain the spread of the COVID-19, the operating entities temporarily closed their learning centers in China from February 2020 to April 2020. In April 2020, the operating entities reopened a select number of learning centers, and gradually reopened the remaining in May and June 2020 as permitted by the MOE and provincial education bureaus. As a result, the operating entities’ ability to deliver their services, particularly offline ELT services, had been adversely impacted and the costs to deliver services may also increase. Some students changed their study plans due to these restrictive measures or safety considerations, and thus, the demand for the operating entities’ services, especially demand for overseas training services, decreased.

The COVID-19 pandemic had a material adverse impact on the operating entities’ business operations for the fiscal year ended December 31, 2021. The operating entities’ revenue for the fiscal year ended December 31, 2021 decreased by RMB168.0 million, or 18.7%, from RMB897.0 million for the fiscal year ended December 31, 2020.

The extent to which COVID-19 impacts the operating entities’ financial position, results of operations and cash flows in 2022 and beyond will depend on future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, the operating entities’ financial position, results of operations and cash flows could be adversely affected to the extent that the COVID-19 pandemic negatively impacts the Chinese economy in general. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If similar outbreak occurs, the operating entities may be forced to close learning centers or offices again while they remain obligated to pay rent and other expenses for these facilities, have quarantine policies in place for students, teachers, or employees and the disinfection of the affected properties along with the temporary suspension of operations, or cancel or defer student enrollment to avoid the spread or recurrence of contagion.

The operating entities’ results of operations may continue to be adversely affected to the extent that the COVID-19 pandemic continues to affect the Chinese economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, in China, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If the situation materially deteriorates in China, the operating entities’ business operations and financial performance may be materially and adversely affected.

While the operating entities have migrated their offline general adult ELT, overseas training and junior ELT courses online during the COVID-19 pandemic to provide continued training services to the students, the operating entities’ ability to conduct live-streaming lectures and provide other online education services depends on the continuing operation of their technology systems, which is vulnerable to damage or interruption from natural catastrophes and other extraordinary events. In addition, any fire or other calamity at the facilities of third-party service providers that host the operating entities’ servers could severely disrupt the operating entities’ ability to deliver online courses. The operating entities’ disaster recovery planning cannot account for every conceivable possibility. Any damage or failure of the technology system could result in interruptions in the operating entities’ services, and the operating entities’ brands could be damaged if students believe the systems are unreliable. Such disruptions could severely interfere with the operating entities’ business operation and adversely affect their results of operations.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2021, our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

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

Risks Related to Our Cryptocurrency Business

We are transitioning our business focus and our results of operations may be materially and adversely affected.

As of the date of this annual report, the operating entities have been primarily operating in the ELT industry in China. Since 2022, we have started to transition the business focus to blockchain and cryptocurrency business through our Cayman Islands holding company. We have built a business division dedicated to blockchain and cryptocurrency business and set up subsidiaries devoted to cryptocurrency related business operations. There are risks in connection with the new business ventures. The blockchain and cryptocurrency business may not develop as we anticipate. As we have limited experience in the blockchain and cryptocurrency business, our efforts in developing such business may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. During such process, our results of operations and financial condition may not be improved in a timely manner, or at all. We cannot assure you that we will successfully transition the business focus and it is possible that they remain in such status for a period of time. During such period, our revenue may be very limited and our may continue to experience material and adverse effect to our results of operations, financial condition and business prospects.

New Lines of business or new products and services may subject us to additional risks.

From time to time, we may implement new lines of business or offer new products and services within the existing lines of business. We have recently ventured into the blockchain and cryptocurrency business and launched our metaverse vocational education courses. As a new entrant into the new lines of business, we face significant challenges, uncertainties and risks, including, among others, with respect to our ability to:

●	build a well-recognized and respected brand;

●	establish and expand the customer base;

●	improve and maintain operational efficiency for new lines of business;

●	maintain a reliable, secure, high-performance and scalable technology infrastructure for new lines of business;

●	anticipate and adapt to changing market conditions, including technological developments and changes in competitive landscape;

●	navigate an evolving and complex regulatory environment, such as licensing and compliance requirements; and

●	manage the resources and attention of management between the current core business and new lines of business.

Moreover, there can be no assurance that the introduction and development of new lines of business or new products and services would not encounter significant difficulties or delay or would achieve the profitability as we expect. Failure to successfully manage these risks in the development and implementation of new lines of business or new products or services could have a material adverse effect on our business, results of operations and prospects. For example, with respect to our plan to develop the blockchain and cryptocurrency business, we may not be able to acquire cryptocurrency mining machines at a reasonable cost, or at all. Due to our limited experience with blockchain and cryptocurrency activities, we also face challenges and uncertainties relating to the possibility of success of the new business. As of the date of this annual report, the operating entities have deployed about 1,482 miners into operation for mining bitcoin in Tennessee and Pennsylvania. There is no assurance that this new line of business will succeed and become profitable.

As we enter into new business sectors, we are also subject to competition from such industry. For example, the blockchain and cryptocurrency industry is highly competitive despite its relatively short history. There can be no assurance that we are able to compete effectively with respect to the new businesses. If we fail to establish strengths or maintain competitiveness in those industries, our business prospects, results of operations and financial condition may be materially and adversely affected.

As we develop our blockchain and cryptocurrency business, our total revenue and cash flow will become materially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

As we develop our blockchain and cryptocurrency business, the operating cash flow will be materially dependent on our ability to sell cryptocurrency for fiat currency as needed. As such, any declines in the number of cryptocurrencies that we successfully mine, the price of such cryptocurrencies or market liquidity for cryptocurrencies and digital assets generally would adversely affect our revenue and ability to fund the operations.

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value exceeded $1 trillion in October 2021 compared to $250 billion in October 2020, based on Bitcoin prices quoted on major exchanges. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions across the broader blockchain ecosystem;

●	trading activities on digital asset platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active retail and institutional users, speculators, miners and investors;

●	the speed and rate at which digital assets are able to gain worldwide adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument or other financial assets, if at all;

●	changes in user and investor confidence in digital assets and digital asset platforms;

●	publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment;

●	unpredictable social media coverage or “trending” of digital assets;

●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

●	consumer preferences and perceived value of digital assets;

●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability or other characteristics;

●	the correlation between the prices of digital assets, including the potential that a crash in one digital asset or widespread defaults on one digital asset exchange or trading venue may cause a crash in the price of other digital assets, or a series of defaults by counterparties on digital asset exchanges or trading venues;

●	regulatory or legislative changes and updates affecting the blockchain ecosystem;

●	the characterization of digital assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting and development of the blockchain networks underlying digital assets, including by miners, validators and developers worldwide;

●	the ability for digital asset networks to attract and retain miners or validators to secure and confirm transactions accurately and efficiently;

●	ongoing technological viability and security of digital assets and their associated protocols, smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset platforms;

●	financial strength of market participants;

●	interruptions in service from, or failures of, major digital asset trading platforms;

●	availability of an active derivatives market for various digital assets;

●	availability of banking and payment services to support digital asset-related projects;

●	level of interest rates and inflation; and

●	monetary policies of governments, trade restrictions and fiat currency devaluations.

There is no assurance that any digital asset, including Bitcoin, will maintain its value or that there will be meaningful levels of trading activities to support markets in any digital asset. A decline in the market value of digital assets or in the demand for trading digital assets could lead to a corresponding decline in the value of our  cryptocurrency assets, their returns on investments in mining machines, and could adversely affect their business, operating results and financial condition.

Digital assets may be subject to momentum pricing due to speculation regarding future appreciation or depreciation in value, leading to greater volatility. Momentum pricing typically is associated with growth stocks and other assets whose valuation, as determined by the investing public, accounts for future changes in value. It is possible that momentum pricing of digital assets has resulted, and may continue to result, in speculation regarding future changes in the value of digital assets, making digital assets’ prices more volatile. As a result, digital assets may be more likely to fluctuate in value due to changing investor confidence, which could impact future appreciation or depreciation in digital asset prices. As a result, our business, operating results and financial condition could be adversely affected.

Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities.

A number of companies that engage in Bitcoin and/or other cryptocurrency-related activities have been unable to find banks or financial institutions that are willing to provide them with bank accounts and other services. Similarly, a number of companies and individuals or businesses associated with cryptocurrencies may have had and may continue to have their existing bank accounts closed or services discontinued with financial institutions in response to government action, particularly in China, where regulatory response to cryptocurrencies has been to initially exclude their use for ordinary consumer transactions within China and later to deem all cryptocurrency-related transactions illegal in September 2021.

The public perception of cryptocurrencies could be damaged if banks or financial institutions were to close the accounts of businesses engaging in Bitcoin and/or other cryptocurrency-related activities. This could occur as a result of compliance risk, cost, government regulation or public pressure. The risk applies to securities firms, clearance and settlement firms, national stock and derivatives on commodities exchanges, the over-the-counter market, and the Depository Trust Company (“DTC”), which, if any of such entities adopts or implements similar policies, rules or regulations, could negatively affect our relationships with financial institutions and impede our ability to convert cryptocurrencies to fiat currencies. Such factors could have a material adverse effect on our ability to continue as a going concern or to monetize our mining efforts, which could have a material adverse effect on our business, prospects or operations and harm investors.

The cost of acquiring new mining machines has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

The success and profitability of our mining operations conducted depends largely on the costs, including costs of mining machines and electricity, associated with our mining activities. We can be profitable only if such costs are lower than the prices of the cryptocurrencies we mine when we sell them. Our mining machines experience ordinary wear and tear from operation and may also face more significant malfunctions caused by factors which may be beyond our control. Over time, we will replace those mining machines which are no longer functional with new mining machines we manufacture. Additionally, as technology evolves, we are required to continue investing in research and development to invent newer models of mining machines to remain competitive in the market.

All of the mining machines deployed by us will degrade due to ordinary wear and tear from usage. Additionally, all of these machines will eventually become obsolete, and may also be lost or damaged due to factors outside of our control. Once such event happens, these mining machines will need to be repaired or replaced along with other equipment from time to time for us to stay competitive. This upgrading process requires substantial capital investment, and we may face challenges in doing so on a timely and cost-effective basis based on our ability to develop new mining machines with greater processing power and our access to adequate capital resources. If we are unable to obtain adequate numbers of new and replacement mining machines at scale, we may be unable to remain competitive in our highly competitive and evolving industry. If this happens, we may not be able to mine cryptocurrencies through our subsidiaries as efficiently or in similar amounts as our competitors and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin, which could adversely impact us.

Over the past few years, bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. New processing power being added by incorporated and unincorporated “professionalized” mining operations is gaining market share. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. Acquiring this specialized hardware at scale requires the investment of significant up-front capital, and mining operations incur significant expenses related to the operation of this hardware at scale, such as leasing operating space (often in data centers or warehousing facilities), incurring electricity costs to run the miners and employing technicians to operate mining farms. With the greater scale of professionalized mining operations (compared to individual mining operations) comes pressure to maintain profit margins on the rapid sale of bitcoin, whereas individual mining operations in past years were more likely to hold newly mined bitcoin for more extended periods. To the extent the price of bitcoin declines and such profit margin is constrained, professionalized mining operations are incentivized to sell bitcoin earned from mining operations soon after mining. This rapid selling of newly mined bitcoin greatly increases the volume of bitcoin that would otherwise be available for sale under normal market circumstances, creating downward pressure on the market price of bitcoin rewards.

Profit margin for a bitcoin mining operation is in essence the value of bitcoin mined by a professionalized mining operation minus the allocable capital and operating costs to mine bitcoin. A professionalized mining operation may be more likely to rapidly sell a higher percentage of its newly mined bitcoin if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins for professionalized mining operations, creating a network effect that may further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable. Ultimately this effect could force professionalized mining operations to reduce mining power or temporarily cease mining operations.

The reward for adding new blocks to the bitcoin blockchain is subject to halving, and the value of bitcoin may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.

Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the bitcoin reward paid to those who mine bitcoin over time according to a pre-determined schedule. This reduction in reward spreads out the release of bitcoin over a long period of time resulting in an ever-smaller number of bitcoin being mined, reducing the risk of coin-based inflation. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The most recent halving for bitcoin happened on May 11, 2020 at block 630,000 and the reward reduced to 6.25. According to bitcoin.org, the next halving is projected to occur in 2024. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million bitcoin, which is expected around 2140. While bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue we earn from our bitcoin mining operations could see a corresponding decrease, which could have a material adverse effect on our business and operations.

Because the only type of cryptocurrency we currently mine is bitcoin, our future success will depend in large part upon the value of bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

Our operating results will depend in large part upon the value of bitcoin because it is the only cryptocurrency we currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards we successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin. This means that our operating results will be subject to swings based upon increases or decreases in the value of bitcoin. The introduction of alternative cryptocurrencies, such as those backed by central banks known as Central Bank Digital Currencies, could significantly reduce the demand for bitcoin. This would reduce both our ability to earn mining rewards and transaction fees, and would also impair our ability to monetize the bitcoin we earn in accordance with our financial projections.

We do not maintain any insurance coverage for our cryptocurrency mining operations, and any potential material losses could materially and adversely affect our business and results of operations.

We do not maintain any insurance coverage for our cryptocurrency mining operations and, as such, we are subject to liabilities that we may incur in connection with the operation of our business. For instance, because of the high cost of new mining machines, we may be required to expend additional capital resources to replace any mining machines we lose as a result of casualty events.

Furthermore, the bitcoin held by us is not insured by any government-sponsored investor protection program or otherwise. Therefore, any loss of bitcoin held by us, either through an information security failure, a mistaken transaction or otherwise, would not be reimbursed. This could adversely affect our operations and, consequently, an investment in our securities.

We are subject to risks associated with our need for significant electrical power.

Our mining operations have historically required significant amounts of electrical power. As we continue to expand our mining operations, we anticipate our demand for electrical power will continue to grow. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners.

Additionally, our mining operations could be materially adversely affected by prolonged power outages. Although our miners may be powered by backup generators on a temporary basis, it would not be feasible or cost-effective to run miners on back-up power generators for extended periods of time. We would likely need to reduce or cease our operations in the event of an extended power outage or as a result of the unavailability or increased cost of electrical power, which would materially and adversely affect our business and results of operations

We may be subject to risks in connection with acquisitions.

We may, in the future, pursue asset acquisitions or acquisitions of businesses in the cryptocurrency industry. The process of upgrading acquired assets to our specifications and integrating acquired assets or businesses may involve unforeseen costs and delays or other operational, technical and financial difficulties and may require a significant amount time and resources. Our failure to incorporate acquired assets or businesses into our existing operations successfully or to minimize any unforeseen operational difficulties could have a material adverse effect on our financial condition and results of operations. Such events could also mean an acquisition that we expected to be accretive is not accretive and, in extreme cases, the asset is idle.

Risks Related to Doing Business in China

The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.

The Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or the M&A Rules, purport to require offshore special purpose vehicles that are controlled by PRC companies or individuals and that have been formed for the purpose of seeking a public listing on an overseas stock exchange through acquisitions of PRC domestic companies or assets to obtain CSRC approval prior to publicly listing their securities on an overseas stock exchange. The interpretation and application of the regulations remain unclear. If a governmental approval is required, it is uncertain how long it will take for us to obtain such approval, and, even if we obtain such approval, the approval could be rescinded. Any failure to obtain, or a delay in obtaining, the requisite governmental approval for an offering, or a rescission of such CSRC approval if it is obtained by us, may subject us to sanctions imposed by the relevant PRC regulatory authority, which could include fines and penalties on the operations of the VIEs and their subsidiaries in China, restrictions or limitations on our ability to pay dividends outside of China, and other forms of sanctions that may materially and adversely affect our business, financial condition, and results of operations.

Our PRC counsel has advised us that, based on its understanding of the current PRC laws and regulations, we will not be required to submit an application to the CSRC for the approval under the M&A Rules for an offering, because (i) the CSRC currently has not issued any definitive rule or interpretation concerning whether any follow-on offerings are subject to this regulation; (ii) we established Zhuhai Meten and Shenzhen Meten by means of direct investment and not through a merger or acquisition of the equity interests or assets of a “PRC domestic company,” as such terms are defined under the M&A Rules; and (iii) no provision in the M&A Rules classifies the contractual arrangements under the VIE agreements as a type of acquisition transaction falling under the M&A Rules.

However, our PRC counsel has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering, and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as our PRC counsel, and hence, we may face regulatory actions or other sanctions from them.

Furthermore, relevant PRC governmental authorities promulgated the Opinions on Strictly Cracking Down Illegal Securities Activities, which provided that the administration and supervision of overseas-listed China-based companies will be strengthened, and the special provisions of the State Council on overseas issuance and listing of shares by such companies will be revised, clarifying the responsibilities of domestic industry competent authorities and regulatory authorities. Such opinions further provided that the special provisions of the State Council on overseas offerings and listings by those companies limited by shares will be revised and therefore the duties of domestic industry competent authorities and regulatory agencies will be clarified. Subsequently, CAC issued the Draft Data Securities Regulations and CAC, the National Development and Reform Commission of the PRC (“NDRC”), the Ministry of Industry and Information Technology (“MIIT”) and other ten PRC regulatory authorities jointed issued the Cybersecurity Review Measures which further strengthened the cybersecurity review measures. For more details, please see “Risks Related to Doing Business in China—The operating entities may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on the operating entities’ business, results of operations, and our continued listing on Nasdaq.”

In addition, on December 24, 2021, CSRC issued the draft Administrative Provisions of the State Council on Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Draft Administrative Provisions and the draft Administrative Measures for the Record-Filings of Overseas Issuance and Listing of Securities by Domestic Enterprises, or the Draft Filing Measure for public comment. The Draft Administrative Provisions clarify the responsibilities of the CSRC to supervise the activities of “overseas issuance and listing of securities by domestic enterprises” and that overseas issuance and listing of domestic enterprises shall be subject to filing procedures with the CSRC, as well as regulatory requirements for the overseas issuance and listing of domestic enterprises. The Draft Filing Measures, as a supporting rule to the Draft Administrative Provisions, detail the main procedures of record-filing management of domestic enterprises’ overseas issuance and listing. Pursuant to the Draft Administrative Provisions, domestic enterprises seeking overseas listing or issuance of securities directly or indirectly will be required to both go through filing procedures and report relevant information to the securities regulatory authority under the State Council. A “direct” issuance and listing of securities by a domestic enterprise refers to the overseas issuance of securities or overseas securities listing for trading by a company limited by shares incorporated in the PRC. An “indirect” issuance and listing of securities by a domestic enterprise refers to, enterprises whose main business activities are in the PRC in the name of overseas enterprises issuing securities overseas or listing overseas based on the equity, assets, income or other similar rights and interests of domestic enterprises. Domestic enterprises seeking an overseas listing or issuance of securities are also required to operate in compliance with laws and regulations on foreign investment, state-owned asset management, industry supervision, and overseas investment. On April 2, 2022, CSRC issued the Provisions on Strengthening Confidentiality and Archives Administration of Overseas Securities Offering and Listing by Domestic Companies (Draft for Comments), or the Draft Confidentiality and Archives Administration Provisions for public comment, according to which a domestic company that seeks to offer and list its securities in an overseas market shall strictly abide by applicable PRC laws and regulations, enhance legal awareness of keeping state secrets and strengthening archives administration, institute a sound confidentiality and archives administration system, and take necessary measures to fulfill confidentiality and archives administration obligations. As such Draft Administrative Provisions, the Draft Filing Measures and the Draft Confidentiality and Archives Administration Provisions have not been adopted and it remains unclear whether the formal version to be adopted in the future will have any further material changes, it is uncertain how such measures and provisions will be enacted, interpreted or implemented and how they will affect us.

If it is determined in the future that approval from CSRC or CAC, or other procedural requirements are required to be met for, and prior to, an offering, it is uncertain whether we can or how long it will take us to obtain such approval or complete such procedures and any such approval could be rescinded. Any failure to obtain or delay in obtaining such approval or completing such procedures for an offering, or a rescission of any such approval, could subject us to sanctions by the relevant PRC governmental authorities. The governmental authorities may impose restrictions and penalties on our operations in China, such as the suspension of our apps and services, revocation of our licenses, or shutting down part or all of our operations, limit our ability to pay dividends outside of China, delay or restrict the repatriation of the proceeds from an offering into China or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of the ordinary shares. The PRC governmental authorities may also take actions requiring us, or making it advisable for us, to halt an offering before settlement and delivery of the ordinary shares. Consequently, if you engage in market trading or other activities in anticipation of and prior to settlement and delivery, you do so at the risk that settlement and delivery may not occur. In addition, if the PRC governmental authorities later promulgate new rules or explanations requiring that we obtain their approvals for filings, registrations or other kinds of authorizations for an offering, we cannot assure you that we can obtain the approval, authorizations, or complete required procedures or other requirements in a timely manner, or at all, or obtain a waiver of the requisite requirements if and when procedures are established to obtain such a waiver.

Our ordinary shares may be delisted and prohibited from being traded under the Holding Foreign Companies Accountable Act if the PCAOB is unable to inspect auditors who are located in China. The delisting and the cessation of trading of our ordinary shares, or the threat of their being delisted and prohibited from being traded, may materially and adversely affect the value of your investment. Additionally, the inability of the PCAOB to conduct inspections deprives our investors with the benefits of such inspections.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed the Holding Foreign Companies Accountable Act requiring a foreign company to certify it’s not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On March 24, 2021, the SEC announced that it had adopted interim final amendments to implement congressionally mandated submission and disclosure requirements of the Act. The interim final amendments will apply to registrants that the SEC identifies as having filed an annual report on Forms 10-K, 20-F, 40-F or N-CSR with an audit report issued by a registered public accounting firm that is located in a foreign jurisdiction and that the PCAOB has determined it is unable to inspect or investigate completely because of a position taken by an authority in that jurisdiction. The SEC will implement a process for identifying such a registrant and any such identified registrant will be required to submit documentation to the SEC establishing that it is not owned or controlled by a governmental entity in that foreign jurisdiction, and will also require disclosure in the registrant’s annual report regarding the audit arrangements of, and governmental influence on, such a registrant.

On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act which, if passed by the U.S. House of Representatives and signed into law, would reduce the number of consecutive non-inspection years required for triggering the prohibitions under the Holding Foreign Companies Accountable Act from three years to two.

On September 22, 2021, the PCAOB adopted a final rule implementing the Holding Foreign Companies Accountable Act, which provides a framework for the PCAOB to use when determining, as contemplated under the Holding Foreign Companies Accountable Act, whether the board of directors of a company is unable to inspect or investigate completely registered public accounting firms located in a foreign jurisdiction because of a position taken by one or more authorities in that jurisdiction.

On December 2, 2021, the SEC adopted amendments to finalize rules implementing the submission and disclosure requirements in the Holding Foreign Companies Accountable Act.

On December 16, 2021, the PCAOB issued a report on its determinations that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions and identified the registered public accounting firms in China and Hong Kong that are subject to such determinations.

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

Our auditor, Audit Alliance LLP, is an independent registered public accounting firm with the PCAOB, and as an auditor of publicly traded companies in the U.S., is subject to laws in the U.S. pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. On December 16, 2021, the PCAOB issued its determination that the PCAOB is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in mainland China and in Hong Kong, because of positions taken by PRC authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Audit Alliance LLP. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us since we are an emerging growth company and the majority of our operations are conducted in China. Furthermore, the Holding Foreign Companies Accountable Act, which requires that the PCAOB be permitted to inspect an issuer’s public accounting firm within three years, may result in the delisting of our Company in the future if the PCAOB is unable to inspect our accounting firm at such future time. The Accelerating Holding Foreign Companies Accountable Act, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading.

The SEC has announced that the SEC staff is preparing a consolidated proposal for the rules regarding the implementation of the Holding Foreign Companies Accountable Act. It is unclear when the SEC will complete its rulemaking and when such rules will become effective. The implications of this possible regulation, the requirements of the Holding Foreign Companies Accountable Act, in addition to the rules promulgated by PCAOB, are uncertain as of the date of this annual report. Such uncertainty could cause the market price of our ordinary shares to be materially and adversely affected, and our securities could be delisted earlier than would be required by the Holding Foreign Companies Accountable Act. If our securities are unable to be listed on another securities exchange by then, such a delisting would substantially impair your ability to sell or purchase our ordinary shares when you wish to do so, and the risk and uncertainty associated with a potential delisting would have a negative impact on the price of our ordinary shares.

The PRC government’s significant oversight over the operating entities’ business could result in a material adverse change in their operations and the value of our ordinary shares.

The operating entities’ business in China are governed by the PRC laws and regulations. The PRC government has significant oversight over the conduct of the operating entities’ business, and it regulates and may intervene in their operations, which could result in a material adverse change in their operations and/or the value of our ordinary shares. Also, the PRC government has recently indicated an intent to exert more oversight over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors. In addition, implementation of industry-wide regulations directly targeting the operating entities’ operations could cause our securities to significantly decline in value or become worthless. Therefore, investors of our Company face potential uncertainty from actions taken by the PRC government affecting the operating entities’ business.

Adverse changes in the PRC economic, political and social conditions as well as laws and government policies, may materially and adversely affect the operating entities’ business, financial condition, results of operations and growth prospects.

Substantially all of the operating entities’ operations are conducted in China, and substantially all of their revenue is derived from China. Accordingly, the operating entities’ business, prospects, financial condition and results of operations are subject, to a significant extent, to economic, political and legal developments in China.

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

We cannot predict whether the resulting changes will have any adverse effect on the operating entities’ current or future business, financial condition or results of operations. Despite these economic reforms and measures, the PRC government continues to play a significant role in regulating industrial development, allocation of natural and other resources, production, pricing and management of currency, and there can be no assurance that the PRC government will continue to pursue a policy of economic reform or that the direction of reform will continue to be market friendly.

The operating entities’ ability to successfully expand their business operations in the PRC depends on a number of factors, including macro-economic and other market conditions, and credit availability from lending institutions. Stricter credit or lending policies in the PRC may affect the customers’ consumer credit or consumer banking business, and may also affect the operating entities’ ability to obtain external financing, which may reduce their ability to implement our expansion strategies. We cannot assure you that the PRC government will not implement any additional measures to tighten credit or lending standards, or that, if any such measure is implemented, it will not adversely affect the operating entities’ future results of operations or profitability.

Demand for the operating entities’ services and the operating entities’ business, financial condition and results of operations may be materially and adversely affected by the following factors:

●	political instability or changes in social conditions of the PRC;

●	changes in laws, regulations, and administrative directives or the interpretation thereof;

●	measures which may be introduced to control inflation or deflation; and

●	measures changes in the rate or method of taxation.

These factors are affected by a number of variables, which are beyond control.

Additionally, the outbreak of COVID-19 may have a material adverse impact on the overall economic outlook, economic growth and business sentiment in China, and may in turn influence the operation of the operating entities’ business. See “— Risks Related to Our Business and Operations in the ELT Markets — Any natural catastrophes, severe weather conditions, health epidemics, including COVID-19, and other extraordinary events could severely disrupt the operating entities’ business operations.”

The legal system of the PRC is not fully developed and there are inherent uncertainties that may affect the protection afforded to the operating entities’ business and shareholders.

The operating entities’ business and operations in the PRC are governed by the PRC legal system that is based on written statutes. Prior court decisions may be cited for reference but have limited precedential value. Since the late 1970s, the PRC government has promulgated laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. However, as these laws and regulations are relatively new and continue to evolve, interpretation and enforcement of these laws and regulations involve significant uncertainties and different degrees of inconsistency. Some of the laws and regulations are still in the developmental stage and are therefore subject to policy changes. Many laws, regulations, policies and legal requirements have only been recently adopted by PRC central or local government agencies, and their implementation, interpretation and enforcement may involve uncertainty due to the lack of established practice available for reference. We cannot predict the effect of future legal developments in the PRC, including the promulgation of new laws, changes in existing laws or their interpretation or enforcement, or the pre-emption of local regulations by national laws. As a result, there is substantial uncertainty as to the legal protection available to the operating entities and their shareholders. Moreover, due to the limited volume of published cases and the non-binding nature of prior court decisions, the outcome of dispute resolution may not be as consistent or predictable as in other more developed jurisdictions, which may limit the legal protection available to the operating entities. In addition, any litigation in the PRC may be protracted and result in substantial costs and the diversion of resources and management attention.

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

The enforcement of the PRC Labor Contract Law and other labor-related regulations in the PRC may adversely affect the operating entities’ business and results of operations.

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

As these laws and regulations designed to enhance labor protection, we expect the operating entities’ labor costs will continue to increase. In addition, since the interpretation and implementation of these laws and regulations are still evolving, the operating entities’ employment practice may not at all times be deemed in compliance with the new laws and regulations. If the operating entities are subject to severe penalties or incur significant liabilities in connection with labor disputes or investigations, their business and results of operations may be adversely affected.

Regulation and censorship of information disseminated over the internet in China may adversely affect the operating entities’ business and reputation and subject them to liability for information displayed on their website.

The PRC government has adopted regulations governing internet access and the distribution of news and other information over the internet. Under these regulations, internet content providers are prohibited from posting or displaying over the internet content that, among other things, violates PRC laws and regulations, impairs the national dignity of China, or is reactionary, obscene, superstitious, fraudulent or defamatory. Failure to comply with these requirements may result in the revocation of licenses to provide Internet content and other licenses, and the closure of the concerned websites. The website operator may also be held liable for such censored information displayed on or linked to the websites. If the operating entities’ websites are found to be in violation of any such requirements, they may be penalized by relevant authorities, and their operations or reputation could be adversely affected.

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

All PRC residents known to us that currently hold direct or indirect interests in our Company have completed the necessary registrations as required by Circular 37. We cannot assure you that any shareholders or beneficial owners of our company who are PRC residents will be able to successfully complete the registration or update the registration of their direct and indirect equity interest as required in the future. If any of them fail to make or update the registration, our PRC subsidiaries could be subject to fines and legal penalties, and the SAFE could restrict our cross-border investment activities and our foreign exchange activities, including restricting our PRC subsidiaries’ ability to distribute dividends to, or obtain loans denominated in foreign currencies from, our company, or prevent us from contributing additional capital into our PRC subsidiaries. As a result, our ability to make distributions to you could be materially and adversely affected.

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

Employee participants in our share incentive plans who are PRC citizens may be required to register with the SAFE. We also face regulatory uncertainties in the PRC that could restrict our ability to grant share incentive awards to the employees who are PRC citizens.

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

From time to time, we will need to apply for or update the registration with the SAFE or its local branches on behalf of employees who receive options or other equity-based incentive grants under our share incentive plans or material changes in our share incentive plans. However, we may not always be able to make applications or update its registration on behalf of employees in compliance with Circular 7, nor can we ensure you that such applications or update of registration will be successful. If we or the participants of its share incentive plans who are PRC citizens fail to comply with Circular 7, we and/or such participants of our share incentive plans may be subject to fines and legal sanctions, there may be additional restrictions on the ability of such participants to exercise their share options or remit proceeds gained from sale of their shares into the PRC, and we may be prevented from further granting share incentive awards under its share incentive plans to employees who are PRC citizens.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments or bringing actions in the PRC against us or our management named in the annual report based on foreign laws.

As a company incorporated under the laws of the Cayman Islands, we conduct substantially all of the operations in the PRC through affiliated entities and substantially all of the operating entities’ assets are located in PRC. In addition, all the senior executive officers reside within the PRC for a significant portion of the time and most are PRC nationals. As a result, it may be difficult for our shareholders to effect service of process upon us or those persons inside the PRC. In addition, the PRC does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the Cayman Islands and many other countries and regions. Therefore, recognition and enforcement in the PRC of judgments of a court in any of these non-PRC jurisdictions in relation to any matter not subject to a binding arbitration provision may be difficult or impossible.

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

Risks Related to Our Ordinary Shares

Our share price has recently declined substantially, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended.

The listing of our ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On January 5, 2022, we received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until July 5, 2022. To regain compliance, our ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by July 5, 2022, we may face delisting. On May 4, 2022, we effected a 30-to-1 Share Consolidation in order to cure the deficiency. See “Item 4. Information on the Company — A. History and Development of the Company — Nasdaq Notification Letter.”

We cannot assure you that we will be able to regain compliance with the minimum bid price requirement under the Nasdaq Listing Rules. Even if we are able to regain compliance, we cannot assure you that we will not receive other deficiency notifications from Nasdaq in the future. A decline in the closing price of our ordinary shares could result in a breach of the requirements for listing on the Nasdaq Capital Market. If we do not maintain compliance, Nasdaq could commence suspension or delisting procedures in respect of our ordinary shares. The commencement of suspension or delisting procedures by an exchange remains at the discretion of such exchange and would be publicly announced by the exchange. If a suspension or delisting were to occur, there would be significantly less liquidity in the suspended or delisted securities. In addition, our ability to raise additional necessary capital through equity or debt financing would be greatly impaired. Furthermore, with respect to any suspended or delisted ordinary shares, we would expect decreases in institutional and other investor demand, analyst coverage, market making activity and information available concerning trading prices and volume, and fewer broker-dealers would be willing to execute trades with respect to such ordinary shares. A suspension or delisting would likely decrease the attractiveness of our ordinary shares to investors and cause the trading volume of our ordinary shares to decline, which could result in a further decline in the market price of our ordinary shares.

We may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.

We may issue additional ordinary shares or other equity securities of equal or senior rank in the future for any reason or in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without shareholder approval.

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

We are not expected to pay dividends on our ordinary shares in the foreseeable future.

We are not expected to pay dividends on our ordinary shares in the foreseeable future. Instead, for the foreseeable future, it is expected that we will continue to retain any earnings to finance the development and expansion of its business, and not to pay any cash dividends on our ordinary shares. Consequently, you should not rely on an investment in the Company as a source for any future dividend income.

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

We are an exempted company incorporated under the laws of the Cayman Islands. Our corporate affairs are governed by our amended and restated memorandum and articles of association, the Companies Act of the Cayman Islands and the common law of the Cayman Islands. The rights of our shareholders to take action against our directors, actions by our minority shareholders and the fiduciary duties of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from comparatively limited judicial precedents in the Cayman Islands as well as from the common law of England, the decisions of whose courts are of persuasive authority, but are not binding, on a court in the Cayman Islands. The rights of our shareholders and the fiduciary duties of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws than the United States. Some U.S. states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law than the Cayman Islands. In addition, Cayman Islands companies may not have standing to initiate a shareholder derivative action in a federal court of the United States.

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

We are a Cayman Islands company and all of our assets are located outside of the United States. All of our current operations are conducted in the PRC. In addition, the majority of our officers and directors are nationals and residents of countries other than the United States and all of their assets are located outside the United States. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

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

We have incurred and will continue to incur increased costs as a result of being a public company.

We are a public company and we incur significant accounting, legal and other expenses. The Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the Nasdaq, have detailed requirements concerning corporate governance practices of public companies, including Section 404 of the Sarbanes-Oxley Act of 2002 relating to internal controls over financial reporting. These rules and regulations applicable to public companies have increased our accounting, legal and financial compliance costs and made certain corporate activities more time-consuming and costly. Our management is required to devote substantial time and attention to our public company reporting obligations and other compliance matters. Our reporting and other compliance obligations as a public company may place a strain on our management, operational and financial resources and systems for the foreseeable future.

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

We were formed to serve as a holding company after consummation of the Mergers (defined below) contemplated by the Merger Agreement (defined below). We were formed as a Cayman Islands exempted company on September 27, 2019. Prior to the Mergers, we owned no material assets and did not operate any business. Our principal executive office is located at 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, The People’s Republic of China and our telephone number is +86 755 8294 5250.

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

On August 11, 2021, we changed our name from “Meten EdtechX Education Group Ltd.” to “Meten Holding Group Ltd.”

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

Registration Statement

On May 13, 2021, we filed with the SEC a registration statement on Form F-3 (File No. 333-256087), utilizing a shelf registration process, which registration statement was declared effective by the SEC on May 21, 2021. Under this shelf registration process, we may, from time to time, in one or more offerings, offer and sell up to US$150,000,000 of any combination, together or separately, of our ordinary shares, par value US$0.0001 per share, preferred shares, debt securities, warrants, rights, and units, or any combination thereof as described in the accompanying prospectus.

On May 25, 2021, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 40,000,000 ordinary shares at a purchase price of US$1.00 per share.

On September 3, 2021, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 22,500,000 ordinary shares at a purchase price of US$0.30 per share. In the same prospectus supplement, we also offered 177,500,000 pre-funded warrants to purchase 177,500,000 ordinary shares, exercisable at an exercise price of $0.0001 per share, at a purchase price of $0.2999 per pre-funded warrant. As of the date of this annual report, all pre-funded warrants issued in that offering have been exercised.

On November 12, 2021, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 33,333,334 ordinary shares, directly to certain institutional investors pursuant to certain securities purchase agreement, dated November 9, 2021, at a purchase price of US$0.60 per share.

Nasdaq Notification Letter

On July 7, 2021, we received a written Notification Letter from the Nasdaq that we are not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from May 24, 2021 to July 6, 2021, we no longer meet the minimum bid price requirement. On January 5, 2022, we were notified by Nasdaq that we were eligible for another 180 days to regain compliance, or until July 5, 2022. In the event we do not regain compliance by July 5, 2022, we may face delisting.

On May 4, 2022, we effected a 30-to-1 Share Consolidation in order to cure the deficiency. As of the date of this annual report, we have yet to regain compliance with Listing Rule 5550(a)(2).

Extraordinary General Meeting and Share Consolidation

On April 14, 2022, we held an extraordinary general meeting of shareholders, during which our shareholders approved the Share Consolidation. As a result, the Share Consolidation became effective on May 4, 2022, and the ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on May 6, 2022 under the same symbol “METX” but under a new CUSIP number of G6055H 148. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, the authorized share capital of the Company became US$50,000.00 divided into 16,666,667 ordinary shares of par value of US$0.003 each.

B.	Business Overview

Meten Holding Group Ltd. is not an operating company but a Cayman Islands holding company. Our operations in the PRC ELT markets are conducted through contractual arrangements with the VIEs based in China. PRC laws, regulations, and rules restrict and impose conditions on direct foreign investment in certain types of businesses, and we therefore operate these businesses in China through the VIEs. Meten Holding Group Ltd. does not own equity interest in the VIEs or their subsidiaries and rely on contractual arrangements entered into with such entities and their respective nominee shareholders to control their business operations. For a summary of these contractual arrangements, see “Item 4. Information on the Company—B. Business Overview—Organizational Structure—Contractual Arrangements with the VIEs and Their Respective Shareholders.” Investors in our ordinary shares thus are not acquiring equity interest in the operating entities in China but instead are acquiring interest in a Cayman Islands holding company.

We face various legal and operational risks and uncertainties associated with having a major part of our operations in China and with the complex and evolving PRC laws and regulations. For example, we face risks associated with PRC governmental authorities’ significant oversight and discretion over the businesses and financing activities of the VIEs, the requirement of regulatory approvals for offerings conducted overseas and foreign investment in China-based issuers, the use of variable interest entities, the enforcement of anti-monopoly regime, the regulatory oversight on cybersecurity and data privacy as well as the risk of delisting if the PCAOB is unable to conduct inspection on our auditors, which may impact our ability to conduct certain businesses, accept foreign investments, or list on a United States or other foreign exchange. These risks could result in a material adverse change in our operations and the value of our ordinary shares, significantly limit or completely hinder our ability to offer or continue to offer such securities to investors, or cause the value of such securities to significantly decline. For a detailed description of risks related to doing business in China, see “Risk Factors—Risks Related to Doing Business in China.”

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. Investors may never directly hold equity interests in the VIEs. If the PRC government finds that the contractual arrangements which establish the structure of our business operations do not comply with PRC laws and regulations, or if these regulations or their interpretations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations, which would result in the VIEs being deconsolidated. A majority of our assets, including the necessary licenses to conduct business are held by the VIEs and their subsidiaries. Substantial all of our revenue is generated by the VIEs. The deconsolidation of the VIEs would have a material adverse effect on our operations and substantially diminish the value of our ordinary shares. There are uncertainties about potential future actions by the PRC government that could affect the enforceability of our contractual arrangements with the VIEs and, consequently, significantly affect our financial performance. The value of the ordinary shares may significantly decline or become worthless as a result. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Risk Factors—Risks Related to Our Corporate Structure.”

In addition, trading in our securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect the workpapers prepared by our auditor, and that as a result an exchange may determine to delist our securities. On June 22, 2021, the U.S. Senate passed the Accelerating Holding Foreign Companies Accountable Act, which, if passed by the U.S. House of Representatives and signed into law, would reduce the period of time for foreign companies to comply with PCAOB audits to two consecutive years instead of three, thus reducing the time period for triggering the prohibition on trading. On December 16, 2021, the PCAOB issued a report on its determination that it is unable to inspect or investigate completely PCAOB-registered public accounting firms headquartered in China and in Hong Kong because of positions taken by PRC and Hong Kong authorities in those jurisdictions, and the PCAOB included in the report of its determination a list of the accounting firms that are headquartered in the PRC or Hong Kong. This list does not include our auditor, Audit Alliance LLP. Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this annual report, as an auditor of companies that are traded publicly in the U.S. and a firm registered with the PCAOB, is subject to laws in the U.S. Our auditor is an emerging growth company and the majority of our operations are conducted in China. Our auditor is not subject to the determinations issued by the PCAOB on December 16, 2021.

Cash Transfers and Dividend Distribution

We conduct our operations in China primarily through our affiliated entities. As a result, our ability to pay dividends depends upon dividends paid by our subsidiaries, the VIEs and their subsidiaries. If the PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, the PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations. Under the applicable PRC laws and regulations, the PRC subsidiaries are required to set aside a portion of their after tax profits each year to fund certain statutory reserves, and funds from such reserves may not be distributed to us as cash dividends except in the event of liquidation of such subsidiaries. These statutory limitations affect, and future covenant debt limitations might affect, the PRC subsidiaries’ ability to pay dividends to us. For details, see “Item 5. Operating and Financial Review And Prospects—B. Liquidity and Capital Resources.”

Cash flows have occurred between the Cayman Islands holding company and its subsidiaries. The Cayman Islands holding company transferred cash to its subsidiaries in the amount of Nil, $10.8 million, and $97.7 million for the fiscal years ended December 31, 2019, 2020 and 2021, respectively. The Cayman holding company’s subsidiaries transferred cash to the Cayman holding company in the amount of Nil, $15.9 million, and $12.9million for the fiscal years ended December 31, 2019, 2020 and 2021, respectively. Our subsidiaries transferred cash to the VIEs in the amount of $13.0million, $23.3million, and $81.4million for the fiscal years ended December 31, 2019, 2020 and 2021, respectively. The VIEs transferred cash to our subsidiaries in the amount of $22.1million, $17.9million, and $28.7million for the fiscal years ended December 31, 2019, 2020 and 2021, respectively.

We have not declared or paid dividends in the past, nor any dividends or distributions were made by a subsidiary or VIE to our holding company. We do not intend to distribute dividends in the foreseeable future, but we do not have a fixed dividend policy. Our board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—We are not expected to pay dividends on our ordinary shares in the foreseeable future.”

Recent Regulatory Developments

On December 28, 2021, the CAC, together with 12 other governmental departments of the PRC, jointly promulgated the Cybersecurity Review Measures, which became effective on February 15, 2022. The Cybersecurity Review Measures provides that, in addition to CIIOs that intend to purchase Internet products and services, data processing operators engaging in data processing activities that affect or may affect national security must be subject to cybersecurity review by the Cybersecurity Review Office of the PRC. According to the Cybersecurity Review Measures, a cybersecurity review assesses potential national security risks that may be brought about by any procurement, data processing, or overseas listing. The Cybersecurity Review Measures further requires that CIIOs and data processing operators that possess personal data of at least one million users must apply for a review by the Cybersecurity Review Office of the PRC before conducting listings in foreign countries. On November 14, 2021, the CAC released the Regulations on the Network Data Security (Draft for Comments), or the Security Administration Draft and accepted public comments until December 13, 2021. The draft Regulations provided that data processors refer to individuals or organizations that autonomously determine the purpose and the manner of processing data. If a data processor that processes personal data of more than one million users would like to list overseas, it shall apply for a cybersecurity review according to the draft Regulations. Besides, data processors that are listed overseas shall carry out an annual data security assessment.

As advised by our PRC legal counsel, the Security Administration Draft was released for public comment only, and its provisions and anticipated adoption or effective date may be subject to change and thus its interpretation and implementation remain substantially uncertain. We cannot predict the impact of the draft regulations, if any, at this stage, and we will closely monitor and assess the statutory developments in this regard. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets —The operating entities may be liable for improper use or appropriation of personal information provided by the customers and any failure to comply with PRC laws and regulations over data security could result in materially adverse impact on the operating entities’ business, results of operations, and our continued listing on Nasdaq.”

On July 6, 2021, the relevant PRC governmental authorities made public the Opinions on Strictly Cracking Down Illegal Securities Activities in Accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. As these opinions are recently issued, official guidance and related implementation rules have not been issued yet and the interpretation of these opinions remains unclear at this stage. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—The approval and/or other requirements of the CSRC, CAC or other PRC governmental authorities may be required in connection with an offering under PRC rules, regulations or policies, and, if required, we cannot predict whether or how soon we will be able to obtain such approval.” As of the date of this annual report, we have not received any inquiry, notice, warning, or sanctions regarding offshore offering from the CSRC or any other PRC governmental authorities.

We have been advised by our PRC legal counsel that in the event that we conduct a follow-on offering of securities, if the Draft Administrative Provisions and the Draft Filing Measures are adopted in their current form, we would likely be required to submit filings to the CSRC. In the absence of such offering plan, we believe that we are currently not required to obtain any permission or approval from the CSRC and the CAC in the PRC to issue securities to foreign investors. However, there is no guarantee that this will continue to be the case in the future in relation to our future offerings or the continued listing of our securities on a U.S. securities exchange, or even in the event such permission or approval is required and obtained, it will not be subsequently revoked or rescinded. If we do not receive or maintain the approvals, or we inadvertently conclude that such approvals are not required, or applicable laws, regulations, or interpretations change such that we are required to obtain approval in the future, we may be subject to an investigation by competent regulators, fines or penalties, or an order prohibiting us from conducting an offering, and these risks could result in a material adverse change in our operations and the value of our securities, significantly limit or completely hinder our ability to offer or continue to offer securities to investors, or cause such securities to significantly decline in value or become worthless.

Selected Condensed Consolidated Financial Schedule of Meten Holding Group and the VIEs

The following tables present selected condensed consolidated financial data of Meten Holding Group and its subsidiaries and VIEs for the fiscal years ended December 31, 2021, 2020, and 2019, and balance sheet data as of December 31, 2021 and 2020, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the year ended December 31, 2019
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	49,234	1,447,899	(49,234)	1,447,899
Net loss	-	(54,471)	(121,363)	(49,234)	(225,068)
Comprehensive loss	-	(54,471)	(121,363)	(49,234)	(225,068)

	For the year ended December 31, 2020
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	29,216	897,035	(29,216)	897,035
Net loss	(56,199)	(43,539)	(283,829)	(29,216)	(412,783)
Comprehensive loss	(56,199)	(43,539)	(283,829)	(29,216)	(412,783)

	For the year ended December 31, 2021
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	50,289	728,996	(50,289)	728,996
Net loss	(60,748)	(48,189)	(227,071)	(50,289)	(386,297)
Comprehensive loss	(60,748)	(48,189)	(227,071)	(50,289)	(386,297)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2020
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	19,860	3,268	66,987	-	90,115
Total current assets	19,860	129,988	203,198	(109,547)	243,499
Investments in subsidiaries and VIEs	29,000	-	-	(29,000)	-
Total assets	48,860	121,151	1,067,366	(138,547)	1,098,830
Total liabilities	65	11,889	1,558,965	(109,547)	1,461,372
Total shareholders’ equity	48,795	109,262)	(491,599)	(29,000)	(362,542)
Total liabilities and shareholders’ equity	48,860	121,151	1,067,366	(138,547)	1,098,830

	As of December 31, 2021
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	32,015	74,854	61,535	-	168,404
Total current assets	67,550	762,624	203,093	(643,529)	389,738
Investments in subsidiaries and VIEs	29,000	-	-	(29,000)	-
Total assets	96,550	764,330	697,015	(672,529)	885,366
Total liabilities	21,320	9,134	1,461,866	(643,529)	848,791
Total shareholders’ equity	75,230	755,196	(764,851)	(29,000)	36,575
Total liabilities and shareholders’ equity	96,550	764,330	697,015	(672,529)	885,366

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2019
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	-	(5,376)	(16,195)	-	(21,571)
Net provided by (used in) investing activities	-	9,928	(99,087)	-	(89,159)
Net cash provided by financing activities	-	217	72,778	-	72,995

	For the year ended December 31, 2020
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	(177,139)	(1,811)	(164,268)	-	(343,218)
Net provided by (used in) investing activities	495	(1,121)	(54)	-	(680)
Net cash provided by financing activities	196,505	4,894	91,241	-	292,640

	For the year ended December 31, 2021
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	(730,075)	646,694	(375,922)		(459,303)
Net used in investing activities	(16,641)	(52,617)	(2,685)		(71,943)
Net cash provided by (used in) financing activities	777,818	(541,438)	371,637		608,017

Business Overview

Through our affiliated entities’ business operations, we are a leading ELT service provider in China. China’s ELT market is segmented into general ELT, test-oriented ELT and after-school language training sectors. The operating entities offer a comprehensive ELT service portfolio comprising of general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services to students from a wide range of age groups. The operating entities conduct their business through offline-online business model designed to maximize compatibility within their business segments in order to scale up at relatively low costs.

As of December 31, 2021, the operating entities had a nationwide offline learning center network of 34 self-operated learning centers (including one learning center under the “ABC” brand of ABC Education Group, which we acquired in June 2018) covering 15 cities in nine provinces, autonomous regions and municipalities in China, and two franchised learning centers (including four franchised learning centers under the “ABC” brand) covering two cities in two provinces and municipalities in China. Leveraging the operating entities’ experience gained from operating offline learning centers, the operating entities launched the online English learning platform “Likeshuo” in 2014 to further expand their service reach to a larger student base. As of December 31, 2021, the operating entities had approximately 1.99 million registered users on the “Likeshuo” platform and cumulatively over 460,000 paying users who purchased their online ELT courses or trial lessons. As of the same date, the cumulative number of student enrollments for the operating entities’ online ELT courses since 2014 was approximately 200,000 and the operating entities had delivered over 5.3 million accumulated course hours to the students online. The operating entities take advantage of their business model of combining offline learning center network and online platform to deepen their market penetration and further develop their business.

The operating entities’ qualified personnel, centralized management system driven by artificial intelligence, and technical expertise enable the operating entities to create a learning environment that caters to the specific learning demands of the students. The operating entities have a high-caliber teaching staff and an experienced content development team, who are supported by the operating entities’ centralized teaching and management systems to optimize the students’ learning experiences. As of December 31, 2021, the operating entities had a team of 664 full-time teachers, study advisors and teaching service staff, of which 306 were study advisors and teaching service staff for our offline and online businesses. As of the same date, the operating entities also had 50 full-time and part-time foreign teachers from English-speaking countries for the offline ELT services. The operating entities have a dedicated content development team focusing on developing practical and innovative education materials independently and in collaboration with strategic partners. The operating entities have built highly centralized and scalable management systems to manage teaching, marketing, finance and human resources activities across offline and online businesses. In addition to management systems, the operating entities have made significant investments in developing platforms and systems to support teaching activities. For example, the operating entities utilize the intelligent tracking and learning coaching function of artificial intelligence-driven teaching management systems to record and analyze the students’ real-time learning process and personalize the course content to address the students’ learning needs.

Since the beginning of 2022, through our Cayman Islands holding company, we have ventured into cryptocurrency mining business. As of the date of this annual report, we have deployed 1,482 miners of model S19j Pro manufactured by Bitmain Technologies Ltd. (“Bitmain”), with a total power capacity of approximately 150PH/s, to the mining of bitcoins. Currently, all of our mining machines are located at the mining farms operated by a third-party company in Pennsylvania and Tennessee in the U.S. Additionally, we have purchased 600 miners of model S19 XP from Bitmain, with an aggregate computing power of approximately 100PH/s, which are expected to be delivered in the second half of 2022. We have generated revenue from our bitcoin mining operations since 2022, and we expect revenue from such operations to represent a material portion of our total revenue for the fiscal year ending December 31, 2022.

Education Services

The operating entities offer a comprehensive portfolio of English language learning and training services covering a full spectrum of student age groups, including general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services. The operating entities’ offline strong track record of helping students improve English language skills through high-quality courses has made their programs popular in China. From 2019 to 2021, the operating entities generated all their revenue from their operations in the PRC. The following table sets forth the breakdown of student enrollment at the operating entities’ self-operated learning centers by service type for the periods indicated.

	Student Enrollment(1)(2)
	For the Year Ended December 31,
	2019	2020	2021
General adult ELT	49,974	11,337	8,065
Junior ELT	15,057	10,503	8,519
Overseas training services	8,775	5,527	6,967
Online ELT(3)	49,639	42,943	40,516
Total	123,445	70,310	64,067

(1)	The number of student enrollments represents the number of actual new sales contracts entered into between us and our students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time.

(2)	The number of student enrollments does not include the number of paying users of the “Shuangge English” App under the other English language-related services.

(3)	Student enrollment in the online ELT represents the total number of student enrollments on the online “Likeshuo” platform.

The following table sets forth the breakdown of revenue and percentage by service type at the operating entities’ self-operated learning centers for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
General adult ELT(1)	783,988	54.1	333,500	37.2	176,795	24.3
Overseas training services	203,677	14.1	130,567	14.6	151,110	20.7
Online ELT
For adults	203,982	14.1	203,546	22.7	207,571	28.5
For juniors	37,215	2.6	64,175	7.2	56,608	7.8
For international test preparation	19,066	1.3	19,820	2.2	18,147	2.5
Japanese, Korean and Spanish	—	—	2,174	0.2	8,026	1.1
Subtotal	260,263	18.0	289,715	32.3	290,352	39.8
Junior ELT	167,924	11.6	130,348	14.5	97,984	13.4
Other English language-related services(2)	32,047	2.2	12,905	1.4	12,755	1.8
Total	1,447,899	100.0	897,035	100.0	728,996	100.00

(1)	Includes revenue from international standardized test preparation, overseas study application services and short-term study abroad programs.

(2)	Comprise primarily of (i) revenue from the “Shuangge English” App, which had over 9,859, 814 and 79 paying users for the years ended December 31, 2019, 2020 and 2021 respectively; and (ii) the franchise fees the operating entities received from the franchised learning centers under the “Meten” brand.

General Adult ELT

The operating entities’ general adult ELT is primarily designed for students over 15 years of age, which are offered at the operating entities’ learning centers across the PRC. For details on the learning centers, see “— Offline Network.” The courses mainly focus on helping students learn to use English for personal improvement or professional use through close and frequent interaction with the operating entities’ teachers in an engaging environment. General adult ELT is a major component of the operating entities’ business in terms of student enrollment and revenue. In 2019, 2020 and 2021, general adult ELT segment had 49,974, 11,337 and 8,065 students enrolled, respectively, and generated revenue of RMB784.0 million, RMB333.5 million, and RMB 176.8 million (US$27.7 million), respectively.

The operating entities primarily deliver courses in small class sizes, including one-on-one, one-on-four and one-on-ten classes. Since 2006, the operating entities have mainly offered (i) the practical spoken English curriculum, to help students master spoken English for personal improvement or professional use with a focus on practicing pronunciation, expanding vocabulary and improving communication skills; and (ii) the practical business English curriculum, which caters to young professionals by focusing on practicing English in numerous practical business settings. A general adult ELT session typically lasts for 55 minutes.

Starting in 2018, the operating entities have upgraded the general adult ELT by introducing the “Explore Curriculum,” which was built on the practical spoken English curriculum and expanded to cover more comprehensive ability training. The curriculum consists of the operating entities’ featured “4P courses,” which are language proficiency, presentation, pronunciation and project-based learning, to address the training of the students’ “4C” abilities, namely, communication ability, critical thinking ability, creativity and collaborative skills. The curriculum uses the operating entities’ effective teaching methodology and learning assessment technologies which are a hallmark of all of the courses. The “Explore Curriculum” was developed through strategic collaboration with the National Geographic Learning (NGL), a renowned global platform for English language teaching and learning. Beginning in 2018, the operating entities began gradually replacing the practical business English curriculum with the “Explore Curriculum” as part of the ongoing curriculum updates. As of May 2019, the operating entities had implemented the “Explore Curriculum” for the general adult ELT business at all of the self-operated learning centers and franchised learning centers.

The operating entities rely on advanced technologies to effectively offer training services to the students. For general adult ELT, the operating entities combine offline courses with online materials and customized assessments available in the operating entities’ self-developed PIES App to optimize students’ learning experiences. The operating entities’ PIES App relies on artificial intelligence to provide online personalized learning and combines online learning with offline course offerings to improve students’ overall English language ability. In addition, the operating entities apply an intelligent tracking and learning assessment system to record and analyze the real-time learning dynamics of the students in order to improve course arrangements for better learning experiences of the students.

Overseas Training Services

The operating entities provide comprehensive overseas training services for students planning to take international standardized tests and/or study abroad. Such services comprise international standardized test preparation courses and overseas study application and study abroad services. In 2019, 2020 and 2021, the number of student enrollments in overseas training services was approximately 8,775, 5,527 and 6,967, respectively, which generated revenue of RMB203.7 million, RMB130.6 million and RMB151.1 million (US$23.7 million) for the respective period.

International Standardized Test Preparation. The operating entities primarily focus on providing training services to students aged 12 and above who are preparing for TOEFL, IELTS, SAT and ACT, among other international standardized tests. The operating entities had an aggregate of more than 24,000 students enrolled since they introduced such services in 2011. Courses are offered in a one-on-one setting to address students’ individualized learning needs and achieve the optimal learning outcomes for each student. A test preparation course is typically two hours. The operating entities also utilize their self-developed iManager system, an intelligent analysis and evaluation system, to analyze students’ learning progress and collect student feedback to enhance the quality of teaching services.

Overseas Study Services. The operating entities offer overseas study application services and short-term study abroad programs for students interested in obtaining overseas education. For students planning to obtain overseas education, the operating entities provide step-by-step overseas study application services, which cover consultation and planning, college major selection, preparation of application documents and visas, as well as campus tours. As of December 31, 2021, the operating entities had provided customized overseas study application services to approximately 3,500 students. The operating entities also leverage their self-developed iFuture system to help students access teachers for study consultation and keep track of the application process. The operating entities offer short-term study abroad programs to expose students to the culture and language environment in various native English-speaking countries.

Online ELT

Leveraging the operating entities’ experience in providing offline ELT, the operating entities initiated the online ELT platform, “Likeshuo,” in 2014 to further diversify and expand their ELT service lines and market coverage.

Through the “Likeshuo” platform, the operating entities offer online live streaming English courses on their websites or in the “Likeshuo” App accessible on mobile devices and tablets. The operating entities utilize the intelligent course scheduling function on their self-developed “Likeshuo” platform to give online users the flexibility to design their own studying plans. An online ELT course hour is typically 45 minutes. As of December 31, 2021, the operating entities had approximately 1.99 million registered users on the “Likeshuo” platform. Since the launch of “Likeshuo” and up to December 31, 2021, the operating entities had cumulatively over 460,000 paying users who purchased the online ELT courses or trial lessons. In 2019, 2020 and 2021, the student enrollment on the “Likeshuo” platform reached 49,639, 42,943 and 40,516, respectively. As of December 31, 2021, the cumulative number of student enrollments in the online ELT since 2014 was approximately 200,000 and the operating entities had delivered over 5.3 million accumulated course hours to students online. For the paying users of the online English language business, the average course fee per student (also known as average spending) for the fiscal year ended December 31, 2021 was approximately RMB9,100. The revenue generated from online ELT was RMB260.3 million, RMB289.7 million and RMB290.4 million (US$45.6 million) for the years ended December 31, 2019, 2020 and 2021, respectively. Certain refund policies are applicable to the online ELT. See “—Pricing and Refund Policies” for details.

The operating entities currently offer four types of live streaming English language courses on the “Likeshuo” platform, including:

●	English for Adults. The operating entities have developed a comprehensive lessons database covering more than 18 topics in over 5,000 real-life English-speaking scenarios to train students’ practical English language abilities. The curriculums are primarily designed for students aged over 15, which include basic English grammar, basic spelling skills, English speaking, English for travel and English for interviews. The operating entities primarily offer small classes with up to 15 students per class. The operating entities’ high-caliber teaching staff for the online adult English language courses consists of local teachers and foreign teachers from native English-speaking countries, including the United States, the United Kingdom, Australia and Canada. The operating entities have established a deep pool of approximately 45,000 teachers who have registered with the “Likeshuo” platform and are accessible by the students online, including approximately 19,000 foreign teachers.

●	Junior English. The operating entities have developed an online ELT program primarily designed for young learners aged five to 12, which allows them to learn English anytime anywhere via the operating entities’ website or in the “Likeshuo” App. The operating entities primarily offer small classes with up to four students per class. The operating entities engage foreign teachers from native English-speaking countries to deliver customized courses to help stimulate students’ interest in speaking and learning English. The operating entities generally use teaching materials from native English-speaking countries to improve young learners’ English proficiency by offering them the most relevant courses based on their ages and proficiencies;

●	International Test Preparation. The operating entities provide online international test preparation training services for students who plan to take the SAT, ACT, TOEFL and IELTS, among other standardized tests. The operating entities primarily offer one-on-one online courses that are taught by the operating entities’ highly experienced teachers, although students can also choose to have courses taught in small classes of usually two to four students per class; and

●	English for Professionals. The operating entities tailor this curriculum for people who want to improve their business-related English language skills. The operating entities typically offer one-on-one private lessons and incorporate up-to-date and practical real-life English content, such as pop culture and various business activities to ensure students enjoy the lessons while increasing their competitiveness in their workplaces.

Junior ELT

The operating entities’ junior ELT courses are mainly designed for students aged six to 18, with the goal of improving their communication ability, critical thinking and creativity by offering an integrated curriculum to cater to their learning demands. For the fiscal year ended December 31, 2021, the operating entities had a student enrollment of 8,519 in junior ELT (including the student enrollment of ABC Education Group, which was acquired in June 2018). As of the date of this annual report, the operating entities had 34 self-operated junior English language learning centers (including 1 learning centers the operating entities operated under the “ABC” brand) located in Beijing, Foshan, Zhongshan and Nanchang, among other cities in the PRC. For the years ended December 31, 2019 and 2020 and 2021, the operating entities’ revenue generated from junior ELT was RMB167.9 million, RMB130.3 million and RMB98.0 million (US$15.4 million), respectively.

The operating entities offer various fundamental and value-added courses to improve junior students’ English language skills, creative and critical thinking, appreciation of culture and values, as well as English test-taking skills. The operating entities strategically limit the class size to ten to 15 students per class to ensure the quality of course offerings and effectively engage the students in group discussion. A junior ELT course hour under the “Meten” brand typically is 55 minutes. An ELT course hour under the “ABC” brand is typically one hour.

The fundamental courses under the “Meten” brand include Art of Language, Presentation and Project Management courses. In Art of Language courses, the aim is to stimulate the students’ lasting curiosity and passion for English language learning by actively engaging them in various English speaking, listening and reading activities. In Presentation courses and Project Management courses, the focus is on practical training and improving junior students’ problem-solving abilities, leadership skills and team working abilities in presentations and project-based discussions. The operating entities also provide complementary Pronunciation and Master Learner courses as value-added services for students who attend the fundamental courses to improve their English pronunciation skills and teach effective English learning technics. The operating entities’ courses under the “ABC” brand aim to improve the students’ English listening, speaking, reading and writing abilities through various phonetic alphabet, pronunciation and presentation trainings in an engaging and interactive environment.

In connection with junior ELT, the operating entities apply self-developed MTS system to assess the results of course offerings for junior students. The operating entities have designed two user interfaces in the MTS App for students and parents for their respective access to the course content and information. The MTS App is a student service portal through which students can access files, online homework, collection of questions and communication between home and school to improve their learning experience. On the MTS App, students can access online English practice and tests assigned to them on the student interface and parents can view the course schedules and keep track of their children’s learning progress on the parent interface. The MTS system also records students’ learning progress and incorporates comprehensive assessments to evaluate students’ improvement from the entry level to more advanced levels.

Japanese, Korean and Spanish Language Training Services

To further broaden the operating entities’ service offering, in the first quarter of 2020, the operating entities launched online Japanese, Korean and Spanish language training services through a subsidiary formed in partnership with a leading Japanese education brand in China, which caters predominantly to corporate customers. In the fiscal years ended December 31, 2020 and 2021, the revenue derived from Japanese, Korean and Spanish language training services was RMB 2.2 million and RMB8.0 million (US$1.3 million), respectively.

Other English Language-Related Services

In addition to the major ELT services, the operating entities also offer English language-related services. The operating entities launched the “Shuangge English” App in 2014 to offer other English language-related services, which applies cutting-edge voice evaluation technology to improve students’ listening, speaking and reading abilities. The “Shuangge English” App had reached over 2.6 million downloads as of December 31, 2021. The operating entities also receive franchise fees for the franchised learning centers. For details, please see “— Offline Network.”

Offline Network

The operating entities have established an extensive network of self-operated and franchised learning centers to provide students with comprehensive education services.

As of December 31, 2021, the operating entities have established a nationwide network of 34 learning centers covering 15 cities in nine provinces, autonomous regions and municipalities in China. The operating entities directly operate 32 learning centers covering 15 cities in nine provinces, autonomous regions and municipalities in China (including one learning center under the “ABC” brand of ABC Education Group, which was acquired in June 2018), and have two franchised learning centers covering two cities in two provinces and municipalities in China (including four learning centers under the “ABC” brand). The following table sets forth the total number of learning centers in each province, autonomous region and municipality as of December 31, 2021.

Province, Autonomous Region and Municipality	Number of Learning Center
Self-operated learning centers under the “Meten” brand
Guangdong	19
Jiangsu	4
Sichuan	2
Hubei	2
Zhejiang	1
Anhui	1
Fujian	1
Hunan	1
Subtotal	31
Self-operated learning centers under the “ABC” brand
Beijing	1
Sub-total	1
Franchised learning centers under the “Meten” brand
Hunan	1
Fujian	1
Subtotal	2
Total	34

The operating entities’ extensive network currently covers a majority of the major cities in the PRC. The operating entities provide offline ELT at their learning centers. Each of the self-operated learning centers is managed by a principal, who is responsible for the daily operations, customer service and marketing activities of the learning center.

The self-operated learning centers are generally located in shopping centers and office buildings where there is frequent customer traffic. Each learning center generally occupies between 200 to 3,000 square meters in gross floor area, with functional areas including classrooms, office space, cafes, studios and student activity areas. The operating entities lease substantially all of the learning centers as of the date of this annual report.

In addition to the self-operated learning centers, the operating entities utilize a franchise business model to increase market penetration. The operating entities apply stringent standards in the selection of franchisees and require the franchisees to adopt centralized management systems to monitor the daily operations at each franchised learning centers under the operating entities’ “Meten” brand in order to ensure the consistent delivery of high-quality services to the students. As of December 31, 2021, the operating entities had two franchised learning centers in operation under the “Meten” brand in two provinces and municipalities in China.

The operating entities expect all of the “Meten” franchisees to be committed to striving for excellence in providing high-quality ELT services to students and to share the same mission and vision. “Meten” franchised centers under the “Meten” brand are required to operate the franchise in strict accordance with management rules and guidelines on course offerings, standardized recruitment, training and performance evaluation of teaching staff, as well as any other aspects of operation as the operating entities may request. The operating entities also provide the franchised centers with comprehensive training, marketing and technology support, assisting in formulating business strategies, as well as supervising staff performance on a regular basis to facilitate their operation. The operating entities’ highly centralized management system greatly contributes to maintaining their well-established reputation and the quality of their services.

The “Meten” franchise agreements generally have a term of three years and the operating entities charge each of the “Meten” franchisees a one-time initial fee, a one-time design consulting fee, which varies based on actual site areas, and a certain percentage of the gross billings of the franchised learning centers under the “Meten” brand as royalty to be paid on a quarterly basis.

In addition, ABC Education Group was acquired in June 2018, which had four franchised learning centers that are operated under the “ABC” brand. These franchised learning centers are located in Ningxia, Hebei, Hubei and Inner Mongolia. These franchised learning centers ceased operations in 2021.

Pricing and Refund Policies

For both the offline and online ELT businesses, the course fees vary based on the types, levels and lengths of the courses. The operating entities generally require the students to pay the full amount of the course fees after signing the relevant service contracts but prior to the commencement of the first training session. The course fees generally cover the courses to be delivered as stipulated in the relevant contracts. The operating entities offer certain discounts for students who enroll in multiple courses or multiple levels of the same course. The operating entities consider various factors when determining the applicable fees of both offline and online English course offerings, including, among other things, course development and sales costs, the intensity of involvement of the teaching staff in connection with the delivery of the relevant courses, market competition, prospective increase of students in specific courses and expected development of customer preferences.

Students can use installment payment methods provided by accredited third-party financial institutions to pay for the relevant course and/or service fees. For the fiscal year ended December 31, 2021, approximately 24% of the students have participated in such installment payment arrangement. Under such arrangement, a third-party financial institution provides an interest-free loan to a student and remits the course or service fee to the operating entities on behalf of the borrowing student to complete his/her purchase of the relevant course. The borrowing student is obligated to repay the loan to the financial institution in pre-agreed installments a period ranging from six months to 24 months. A transaction fee associated with such installment payment arrangement typically ranges from 4.4% to 10.8% of the total amount of such loan, depending on the length of the installment period, which is generally withheld by such financial institution prior to remitting the course/service fee to the operating entities.

The operating entities have refund policies in place with respect to various aspects of their business. The refund policies applicable to the major offline and online ELT services are set forth as below:

●	For general adult ELT, the operating entities implemented in October 2016 a 20-day period of unconditional full refund to improve students’ experience and satisfaction with the services. Beginning in September 2019, the operating entities changed such unconditional refund period to 10 days. The operating entities typically allow (i) a full refund of the course fees within 20 days (10 days since September 2019) of the commencement of the course; and (ii) a refund of 70% of the course fees for uncompleted course hours if a student fails to complete more than 30% of the course hours after the first 20-day refund period (10 days since September 2019). Beginning in September 2019, if a student fails to complete more than 30% of the course hours after the first 10 days, the operating entities will refund the course fees for the uncompleted course hours, but will deduct from the refund a teaching service fee of RMB1,500 for each course level currently attended by such student (however, if the student has attended less than three hours of class at the current course level, no deduction shall be made). No refund is permitted if a student has completed over 30% of the course hours.

●	For junior ELT under the “Meten” brand, the first three classes are considered trial classes. The operating entities typically allow (i) a full refund of course fees if a student applies for a refund before completing the first three trial classes; (ii) a refund of the course fees for uncompleted course hours within the period after a student has completed three trial classes and before he or she fails to complete more than 30% of the course hours (less the cost of teaching materials); and (iii) no refund if a student has completed more 30% of the course hours.

●	For junior ELT under the “ABC” brand, the operating entities typically allow (i) a full refund of course fees for uncompleted course hours, after deducting RMB2,000 as an early contract termination fee, if a student requests a refund within 30 days of the commencement of the course; and (ii) no refund if a student requests a refund more than 30 days after the commencement of the course.

●	For international standardized test preparation courses, the first four classes are considered trial classes, and the two-month period following the date of the contract is considered the refund period. The operating entities typically allow (i) a full refund of course fees if a student requests a refund before completing the first four trial classes or within seven days from the date of the contract; (ii) a refund of the course fees for uncompleted course hours within the period after a student has completed four trial classes within the two-month refund period (less the cost of teaching materials); and (iii) no refund after the expiration of the two-month refund period.

●	For courses offered on the “Likeshuo” platform, the operating entities typically allow a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with the delivering such courses/services online if a student requests a refund during the contract period. The refund policy on the “Likeshuo” platform also applies to online courses which have been transferred to courses to be taught live at the learning centers. The operating entities will review the refund requests based on the refund policy and accuracy of the student’s information and settle the certain refund within seven days upon the commencement of the refund request procedure.

Course Content Development

The operating entities emphasize the quality of course materials, which is crucial to the effectiveness of teaching methods and to the students’ satisfaction with their learning experience. The operating entities have established an advanced education model which enables them to efficiently record and analyze the users’ learning process and improve course offerings by adjusting the learning strategies applied to the students. The operating entities have a robust and centralized course development process, which is achieved by engaging their research and development staff as well as seeking strategic cooperation with experts in the English language education industry. The operating entities continually devote substantial resources to develop their curricula and course materials to ensure that the course offerings are attractive and up-to-date and address evolving market demands. The operating entities adhere to the principle of “learning is for using” to develop not only the language ability of the students, but also their problem-solving skills, information processing capabilities, creative thinking and writing skills. From time to time the operating entities also update course materials to keep up with the evolving changes in international standardized tests. The operating entities also systematically maintain a comprehensive and growing database for standardized examination questions.

The operating entities develop courses at headquarters and their learning centers across the PRC adopt the curricula and course materials with certain customization to local requirements and demands. The operating entities have a dedicated content development team of approximately 1,229 staff as of December 31, 2021, which team actively participates in the research and development and updates of products, course content and IT systems. All of the research and development team members have solid education background and extensive teaching and research experience in the English language education field. As of December 31, 2021, approximately 59% of the research and development staff had a bachelor’s degree or above, and approximately 9% obtained a master’s degree or above.

Centralized Management

The operating entities utilize a centralized management system to consistently manage and supervise various aspects of day-to-day operations covering nationwide learning centers and “Likeshuo” platform. It enables the operating entities to have a holistic view of various aspects of their business operations, including, among others, course offerings, management of franchised learning centers, teacher recruitment and training, human resources, sales and marketing as well as accounting and finance.

Teaching service management. The operating entities have effectively adopted a technology-based management strategy to record and assess course offerings, teachers’ performance and students’ learning experiences. The operating entities have developed customer relationship management system, or CRM system, and an artificial intelligence-driven integrated teaching management system, or EME system, to provide real-time support and precise analysis of the teachers’ performance in course offerings and the quality of follow-up services for the students throughout the network. For example, the operating entities have established a set of standardized evaluation procedures in the EME system to record and assess the performance of their teaching staff.

Management of franchised learning centers. The operating entities primarily focus on implementing centralized management system consistently among all of the franchised learning centers in various stages to maintain their overall high-quality education service standards. The operating entities directly appoint senior management and supervise the recruitment of teaching staff at such franchised learning centers to maintain the consistency of their teaching quality at these learning centers. The operating entities also adopt strictly standardized course materials and curriculums at both self-operated and franchised learning centers and regularly assess the operation at franchised learning centers to maintain their well-recognized brand names and sustainable business development. The operating entities also set heightened standards and recruitment policies involving their teaching staff, and the franchise partners strictly implement such policies and provide comprehensive training to newly hired teaching staff.

Teacher recruitment and training. The operating entities benefit from standardized teaching staff recruitment and training system, which allows them to apply the best practices in terms of allocation of high-quality teaching resources. The operating entities have established a number of stringent recruitment standards for different teaching positions among their learning centers and “Likeshuo” platform to cater to the varying needs of students. The operating entities have devoted significant efforts to recruiting, training and evaluating teachers and study advisors as part of the centralized management of the operations, which provides a solid foundation for the long-term business growth development. For details on recruiting, training and evaluating our teaching staff, see “—Teaching Staff.”

Sales and marketing. The operating entities have also adopted a standardized online and offline marketing strategies to recruit prospective students and enhance their reputation. For details, see “—Marketing and Sales.” The operating entities have also established approximately 31 offline sales points in China to form an integrated marketing network to assist the recruitment of prospective students as of December 31, 2021. They enable prospective students to obtain in-person experience of live streaming online ELT courses delivered on the “Likeshuo” platform.

Human resources. The senior management at the headquarters is responsible for the appointment of key management positions in each regional hub to strengthen the operating entities’ centralized management system. The operating entities are also responsible for appointing the regional principal, business manager and finance manager who act as regional supervisors to oversee the research and development of products and technologies, professional recruitment, branding and various other aspects of customer services.

Accounting and finance. The operating entities have also implemented a standardized accounting and financial management system to monitor the operations of the learning centers. The operating entities manage and record income and expenditure separately at all of the self-operated learning centers, which is applied uniformly across all of the learning centers. The total course and service fee income is required to be transferred from the local learning centers to the company account on a daily basis. The operating entities are also in charge of reviewing and allocating operation expenditures in each learning center upon approval from the management and are thus able to manage the finances efficiently.

Marketing and Sales

The operating entities engage in a broad range of marketing approaches to strengthen the brand recognition and enhance the understanding of different course offerings by prospective students and users, which can help generate prospective students’ and users’ interests in the operating entities’ services.

The operating entities actively promote their brands and services through a wide range of offline sales activities. The operating entities have employed over 315 professional marketing personnel to conduct effective marketing activities, including advertisement distribution and tele-marketing with customized content to advertise the brands and services to the prospective customers from specific target age groups and regions. As part of the sales efforts, the operating entities had approximately 31 offline sales points nationwide as of December 31, 2021, which are generally small marketing booths set up in locations with high traffic and exposure, such as shopping malls, to attract potential customers and educate them about the diverse programs and services the operating entities offer.

In terms of online marketing efforts, the operating entities leverage various online marketing channels and online technologies to selectively provide promotional content on the internet. The operating entities have a professional team of approximately 51 online marketing staff, who are responsible for designing and distributing promotional materials through diversified online channels to facilitate online marketing activities. The operating entities utilize the big data technology to effectively target the prospective customers with high demands to learn English from certain age groups and regions. The operating entities customize the marketing content regularly to cater for the target student groups by widely using search engine keywords and distributing in-feed advertisements on various types of leading search engines and social media platforms. In addition to advertising on social platforms, the operating entities also strive to promote their services efficiently by engaging third-party merchants to conduct digital marketing activities.

Teaching Staff

The operating entities’ teaching staff generally comprises teachers and study advisors, who are critical to maintaining the quality of their education services and promoting their brand recognition for future growth. The operating entities have assembled a high-caliber team of teaching professionals with outstanding abilities and passion for teaching, consisting of dedicated local teachers and foreign teachers for offline courses as well as online teachers for courses on the “Likeshuo” platform. The total number of full-time teachers decreased from 998 as of December 31, 2020 to 358 as of December 31, 2021. The operating entities had in total 328 full-time teachers offering ELT courses at offline learning centers and the remaining 30 teachers for online courses. In addition, the operating entities have employed a number of part-time teachers for offline and online ELT businesses. As of December 31, 2021, the operating entities employed 3,960 part-time teachers, among whom 2,160 were foreign teachers from English-speaking countries.

Personalized Support Provided by Study Advisors

The operating entities adopt a collaborative working practice among teachers and study advisors in the daily education services. Each student is assigned a study advisor who supports the teacher’s offline teaching activities by providing personalized support and guidance to students. Study advisors provide professional advice to students regarding learning methods, follow up and check students’ learning schedules, offer supplementary materials to improve students’ understanding of the content taught in class, collect feedback on teaching quality and provide general counselling services. Study advisors also act as the liaison between the students and the sales staff to facilitate course renewals. As of December 31, 2021, the operating entities employed 175 full-time study advisors. As of the same date, the operating entities also had 131 full-time teaching service staff to provide all-round management and consultancy services for the students.

Teaching Staff Recruitment

The operating entities seek to engage teachers who possess strong academic credentials, excellent communication skills and practical knowledge to employ effective teaching methods to optimize the learning experiences of the students. The operating entities’ human resources staff examines candidates’ language proficiency, work experience, education background and teaching qualifications, such as TESOL, TEFL and CELTA. As of December 31, 2021, approximately 98.6% of the full-time teachers had a bachelor’s degree or above, and approximately 26.3% have a master’s degree or above. For study advisors, the operating entities seek to engage candidates with excellent English language ability and preferably related work experience. Study advisors are required to have strong teamwork skills and are required to be detail-oriented when assisting the teachers in course preparation, event organization and daily classroom operations.

The operating entities engage prospective candidates for teaching positions through various channels. For domestic teachers and study advisors, the operating entities engage applicants through advertising on social media platforms and at job fairs organized by numerous universities in China. For foreign teachers, the operating entities mainly recruit candidates through specialized agencies, who are independent third parties. For online teachers who deliver courses on the “Likeshuo” platform, the operating entities approach prospective candidates through advertising on social media platforms and career websites in the PRC and abroad. The operating entities recruit new teachers from time to time to ensure sufficient resources of teaching staff to support the business growth.

The operating entities implement a highly selective recruitment process. For the teacher’s recruitment, after the initial review of candidates’ credentials, the operating entities conduct several rounds of interviews and written tests with qualified candidates according to the specific course(s) he or she applies to teach. Online teachers are invited to deliver a trial lesson, where the operating entities evaluate his or her abilities in pre-class preparation, teaching methods, time management and interaction with the students and after-class review. For prospective teachers of international standardized test preparation courses, the operating entities check their examination results or experience as former participants in the examinations. The operating entities will invite teachers at learning centers and online teachers to give trial lessons as the final assessment at the end of his/her three-month probation period. The operating entities will only make job offers to candidates who have successfully fulfilled recruitment requirements and have passed the comprehensive quality assessment during the probation period.

Training and Performance Evaluation

The operating entities devote significant resources to training and retaining their teachers and study advisors. In order to ensure the high quality of services, the operating entities have put in place a series of training programs and performance evaluation standards for their teachers and study advisors.

The teachers and study advisors are required to undergo various training programs specially designed for those who are in charge of different curriculums. The operating entities offer a series of comprehensive and systematic training programs for teaching skills, communication skills and content development capability, through which the teachers are able to keep abreast of the changing student needs and evolving industry development trends to enhance their teaching efficiency and efficacy.

For new recruits who will join the teaching team at each learning center, the operating entities generally organize a five-day orientation camp to provide comprehensive training to assist them to learn about the Company, the operating entities’ education philosophy and basic teaching skills. In addition, the operating entities also provide monthly training programs to their teaching staff, which cover more detailed teaching guidance for teachers, including, among others, classroom activity planning, course content preparation, application of collaborative learning strategies and self-development through performance reviews.

For the teachers in charge of general adult ELT, the operating entities assign regional education managers and professional teacher trainers to host training sessions specially designed for such curriculum. For teachers in charge of junior ELT, the operating entities generally recruit teachers with professional experience and expertise in providing training to students aged under 18. For teachers in charge of overseas training services, the operating entities actively engage prospective teachers who have experience of taking international standardized language tests and/or have participated in overseas studies. For online teachers on the “Likeshuo” platform, the operating entities provide thorough teaching guidance covering both teaching skills and technical support. The operating entities introduce them to the main service sectors and address the different needs of students and users so that the online teachers can develop the awareness to customize the course content to satisfy the diversified needs of students and users. The operating entities conduct interviews for all job applicants and provide continuing professional training to candidates who are successfully hired.

The operating entities have developed a comprehensive evaluation system with a focus on assessing the teachers’ abilities of effective teaching and self-development to stay constantly updated in order to deliver quality teaching to the students and users. The operating entities conduct teacher performance reviews periodically in order to support the teachers for continuous refinement and improvement of their teaching methods. The operating entities also evaluate teachers’ performance by collecting student feedback on a regular basis, which will factor in the retention and compensation considerations for the teachers. For teachers with excellent performance, we may reward them with discretionary bonus compensation and other incentives.

Competition

ELT Industry

The ELT market in the PRC is rapidly evolving and highly competitive and the competition in this sector is expected to persist and intensify. The operating entities face direct competition in general adult ELT, junior ELT, overseas training services, online ELT and other English language-related and services, primarily from existing online and offline English language education service providers in the operating entities’ geographic markets.

We believe the operating entities’ principal competitive factors include the following:

●	scope and quality of the course offerings and services;

●	extensive operating experience;

●	quality and performance of the teaching staff;

●	overall student experience and satisfaction;

●	brand recognition;

●	ability to align courses and services to specific needs of the students;

●	ability to market course offerings to a broad base of prospective students;

●	utilization of technologies to optimize students’ learning experiences; and

●	ability to attract and retain highly qualified teachers.

We believe that the operating entities are well-positioned to effectively compete in the markets in which they operate on the basis of strong reputation, high-quality portfolio of courses, convenient and useful technologies, scalable and efficient business model, extensive and qualified teacher network, strong course content development capabilities and experienced management team. However, some of the current or future competitors may have longer operating histories, greater brand recognition, or greater financial, technical or marketing resources than the operating entities do. For a discussion of risks related to competition, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets — The operating entities face significant competition in major programs they offer and geographic markets in which they operate, and if they fail to compete effectively, they would lose their market share and their profitability would be adversely affected.”

Cryptocurrency Industry

Mining is a constantly evolving business with a wide range of competition. Broadly, we compete with other companies that focus on mining bitcoin at a large scale. We face competition based on securing low-cost, reliable and renewable power, purchasing miners and other essential technology, buying or leasing sites to host our miners. We also face competition in the ability to raise capital and hire qualified personnel.

Our competitors vary from solo enthusiasts to large corporations with significant scale of operations, including their own data centers. We compete with respect to hash rate, access to low-cost renewable power, operational efficiency, technological innovation and return on investment. We believe the recent increase in market prices for bitcoin and other digital assets has allowed new competition to enter the market and allowed existing competitors to access the requisite capital required to quickly scale their operations through large power contracts and additional miners. We expect this trend to continue as bitcoin and other digital assets continue to appreciate in value.

Proof-of-stake networks also serve as competition to the bitcoin blockchain. As proof-of-stake algorithms create new blocks in a blockchain without resource intensive calculations to validate transactions, companies with significant advantages in terms of scale or low-cost power may be less competitive on a proof-of-stake network.

Technologies

The operating entities currently use a combination of commercially available software and hardware and proprietary technology. To closely cope with evolving market conditions and student needs, the operating entities also rely on in-house research and development for new technology initiatives. The operating entities have established a scalable infrastructure of information technologies by launching and upgrading a series of intelligent learning systems and platforms. Some of the technologies are driven by artificial intelligence, which are different from the typical algorithmic computing in the following manner: (i) the operating entities’ artificial intelligence-driven teaching management system provides pertinent course information that is customized for each student and user, which avoids the parameter-invariant defect of the typical algorithmic computing method; (ii) it offers a greater flexibility to the students by utilizing the computerized adaptive testing method, as compared with the typical algorithmic computing method; and (iii) comparing to the typical algorithmic computing method, the operating entities’ artificial intelligence-driven system uses the project response model to determine the students’ English language ability and formulate customized practice questions, which uses adaptive algorithm and enables the operating entities to evaluate a large number of students’ language ability in a short period of time.

CRM system. The operating entities have developed a comprehensive customer relationship management system to store and manage daily operations and the information related to the students and users. Through years of system development based on big data analytic technology, the operating entities have formulated a complete customer service cycle from customer acquisition to teaching service evaluation. The operating entities keep records of each customer acquisition record and effectively evaluate and stimulate their marketing staff to engage prospective customers. The CRM system also enables the operating entities to conduct strategic research of customer data in order to improve the service quality and increase the operating efficiency.

EME system. The operating entities have developed the EME system, an artificial intelligence-driven integrated teaching management system, to manage and facilitate teaching activities at headquarters and each self-operated learning center. The operating entities effectively integrate teaching resources in the EME system to conduct an accurate analysis of student data and allocate suitable training resources to address the students’ individualized learning needs, which largely increased the efficiency in scheduling classes and customizing course content for the students. The operating entities’ students can also review their learning process, class schedules and give feedbacks to the teachers. The operating entities implement EME system across all of self-operated and franchise learning center network to supervise teaching activities and enhance decision-making capabilities by analyzing the operation database. The operating entities upgraded the class-scheduling function of the EME system in 2019 and began to gradually implement this new function in their operations. Leveraging on the self-developed AI algorithm, the new class-scheduling function is able to significantly reduce processing time and improve the operating efficiency despite having limited classroom availability at the learning centers.

ISFS. The operating entities use this intelligent tracking service system for general adult ELT, overseas training services and online ELT, which generally comprises student service system, teacher service system and service monitoring system. The student service system mainly sets up the service tracking in advance for the entire course learning cycle of a student. Based on a set of intelligent task scheduling services, it automatically generates an individual service tracking task list for such student, and sends the list directly to his/her teacher for reference. Similarly, the teacher service system, based on a set of intelligent task scheduling services, automatically generates the personal service tracking task list in the teaching process for the course such teacher teaches, and timely sends the relevant list to the working panel of the course teaching service staff for execution. Service monitoring system is mainly used to monitor the functioning of the student service system and the teacher service system. In the event it discovers any anomaly in these systems, it will timely alert the management.

“Likeshuo” App and platform. The operating entities started to offer online live streaming English courses on the “Likeshuo” App and platform in 2014. The platform is equipped with a number of innovative features to provide direct guidance to the students including introductions to various course offerings, course scheduling and evaluation of their learning process. In order to optimize the user experience on the “Likeshuo” platform, the operating entities have deployed a number of features to enhance their abilities of service customization. For example, the intelligent online course scheduling system on the “Likeshuo” platform efficiently facilitates the allocation of teaching resources based on the needs of users and the availability of online teachers, which largely enhances the operating entities’ ability to provide flexible course offerings to different users. Users of the operating entities’ online services can access the course offerings through the operating entities’ platform and application on their mobile devices, tablets and computers.

ICAS. The operating entities primarily utilize this intelligent class scheduling system for online ELT services. It was built based on a three-dimension model encompassing teachers’ teaching demand, students’ learning demand and the available curriculums, and utilizes an intelligent matching algorithm to optimize the course arrangement and scheduling results for teachers, students and management. ICAS greatly improves the course matching efficiency and accuracy comparing to manual and subjective course scheduling.

Leveraging the operating entities’ experience in developing and upgrading the EME and CRM systems, the operating entities have also developed other systems to facilitate teaching activities and daily operation. For example, the operating entities have developed the iManager system for students enrolled in international test preparation courses, which utilizes artificial intelligence to serve as a platform for students to record course notes, have writing practice and mock tests which can effectively prepare them for achieving satisfactory learning results. For overseas study application services, the iFuture system can help students access teachers for study consultation and keep track of their application process in a timely manner. Moreover, in order to accurately evaluate a student’s English language ability, the operating entities utilize an adaptive evaluation system, which analyzes the student’s listening, vocabulary, grammar and reading comprehension abilities and diagnoses his or her English language proficiency, in order to more accurately determine applicable course targets and key learning steps. The operating entities also use the same evaluation system when students have completed their courses to evaluate the progress they have made, which allows us to judge and compare the quality of teaching in various regions and to provide a useful basis for improvement.

The operating entities’ system infrastructure is designed to meet the requirements of their business operations, to support the growth and expansion of the learning center network and to ensure the reliability of the operations. Our data is currently maintained at the headquarters and an offsite IT facility in Shenzhen. For details of the risks associated with the technologies, see “Item 3. Key Information—D. Risk Factors—Risk Related to Our Business and Operations in the ELT Markets —Failure to protect confidential information of the operating entities’ students and teaching staff against security breaches could damage the operating entities’ reputation and brands and substantially harm their business and results of operations.”

Intellectual Property

The operating entities’ trademarks, copyrights, domain names, trade secrets and other intellectual property rights distinguish the operating entities’ program from those of their competitors and contribute to their competitive advantages in the target markets. The protection of the operating entities’ intellectual property rights is critical to their business, and the operating entities protect their intellectual property rights by relying on local laws and contractual restrictions. The operating entities specifically rely on a combination of copyright and trademark law, trade secret protection and confidentiality agreements with the management and research and development staff to protect their intellectual property rights. The operating entities also regularly monitor any infringement or misappropriation of their intellectual property rights.

As of the date of this annual report, the operating entities had registered five patents and 55 trademarks which bolstered their strong brand recognition in the PRC. The operating entities also held 40 domain names relating to their business, including www.meten.com, www.likeshuo.com and www.investor.metenedu-edtechx.com, 15 copyrights to certain course content and technologies the operating entities developed in-house and 18 copyrights registration certificates for software programs developed by the operating entities relating to various aspects of the operations.

The operating entities had not been subject to any intellectual property infringement claims which had any material impact on the operating entities up to the date of this annual report. While the operating entities actively take steps to protect their intellectual property rights, these steps may not be adequate to prevent the infringement or misappropriation of the intellectual property created by or licensed to the operating entities. Further, we cannot be certain that the course materials that the operating entities license, and their redesign of these materials, do not or will not infringe on the valid patents, copyrights or other intellectual property rights held by third parties. The operating entities may be subject to legal proceedings and claims from time to time relating to the intellectual property of others, as discussed in Item 3. “Key Information — D. Risk Factors — Risks Related to Our Business and Operations in the ELT Markets — The operating entities may encounter infringement disputes from time to time relating to the operating entities’ use of intellectual properties of third parties.”

Seasonality

ELT Business

Seasonal fluctuations have affected, and are likely to affect the operating entities’ business in the future. Historically, the PRC offline ELT industry experiences lower gross billings growth rate in the first quarter of each year due to the Chinese New Year holiday, and the industry enjoys increases in gross billings growth during the summer months as certain students are generally on summer holiday and have more time to take ELT courses. Overall, the historical seasonality of the operating entities’ business has been relatively mild due to their growth and focus on the general ELT business. However, the seasonal trends that the operating entities have experienced in the past may not be indicative of their future operating results. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets —The operating entities’ results of operations are subject to seasonal fluctuations.”

Cryptocurrency Business

Miners are relatively energy intensive and produce a high amount of heat. Typically, machines operate more efficiently in the colder seasons when operators do not need to utilize as many cooling methods.

Insurance

The operating entities maintain various insurance policies to safeguard against risks and unexpected events. The operating entities maintain insurance to cover their liability should any injuries occur at the learning centers. The operating entities maintain medical insurance for the employees and management. The operating entities also maintain company property insurance, decoration protection insurance and accident insurance which cover property damage and casualty damage in accidents. The operating entities do not have business interruption, general third-party liability, product liability or key-man insurance. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets — The operating entities may not maintain adequate insurance, which could expose them to significant costs and business disruption.” We do not currently maintain any insurance for our cryptocurrency mining operations.

REGULATIONS

Overview of the PRC Laws and Regulations

This section summarizes the principal PRC regulations relating to the operating entities’ businesses.

Our affiliated entities operate their business in China under a legal regime created and made by PRC lawmakers consisting of the National People’s Congress, or the NPC, which is the country’s highest legislative body, the State Council, which is the highest authority of the executive branch of the PRC central government, and several ministries and agencies under its authority, including the MOE, the MIIT, the SAMR, the MCA, and their respective local offices. This section summarizes the principal PRC regulations related to the operating entities’ business.

PRC Laws and Regulations Relating to Foreign Investment in Education and Telecommunications

Catalog of Industries Encouraging Foreign Investment (Amended in 2020) and Special Administrative Measures for Access of Foreign Investments (Negative List for Access of Foreign Investments)

Pursuant to the Catalog of Industries Encouraging Foreign Investment (2020 Version), or the 2020 Encouraged Catalog, which was amended and promulgated jointly by the National Development and Reform Commission and the Ministry of Commerce on December 27, 2020 and became effective on January 27, 2021, and the Special Administrative Measures for Access of Foreign Investments (Negative List for Access of Foreign Investments) (2021version), or the 2021 Negative List, which was promulgated on December 27, 2021 and implemented on January 1, 2022, foreign investment industries are classified into two categories, (1) industries in which foreign investments are encouraged; and (2) industries in which foreign investments are regulated by the Negative List. The Negative List has further classified regulated foreign investment industries as industries in which foreign investments are restricted and industries in which foreign investments are prohibited. Industries which are not included in the 2021 Negative List are industries in which foreign investments are allowed, unless otherwise prescribed by PRC laws.

According to Catalog of Industries Encouraging Foreign Investment (2020 Version), non-academic language training institutions (excluding those catering to pre-school education, compulsory education and senior high school education) are listed as an encouraged foreign investment industry.

Pursuant to the 2021 Negative List, the operating entities’ offline ELT services do not fall in the restricted category, while the online ELT services fall within the scope of value-added telecommunications, which is considered “restricted” and, with a few exceptions, the percentage of foreign ownership cannot exceed 50%.

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

In the areas where our affiliated entities operate their ELT service business, local government authorities do not allow foreign-invested entities to establish private institutions to engage in the ELT services, other than in the forms of Sino-foreign cooperative institutions, and the domestic party shall play a dominant role in such cooperation. Meanwhile, foreign investors of Sino-foreign cooperative institutions must be foreign educational institutions with relevant qualifications and experience.

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

Regulations on Foreign Investment in Telecommunications Enterprises

The Regulations on Administration of Foreign-Invested Telecommunications Enterprises, or the FITE Regulations, which took effect on January 1, 2002, and was most recently amended on March 29, 2022, are the key regulations that regulate foreign direct investment in telecommunications enterprises in China. According to the FITE Regulations, foreign investors are prohibited from holding more than 50% of the equity interests in a company providing value-added telecommunications services.

In light of the above restrictions, we conduct online ELT and offline ELT service business through a variable interest entity structure.

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

For a detailed discussion on how the Amended Private Education Promotion Law and the above rules will affect our training institutions, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets — We are subject to uncertainties brought by the Amended Private Education Promotion Law and other rules, regulations and opinions promulgated by the PRC government from time to time.”

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

Potential Impact of the Regulatory Uncertainty on The operating entities’ Business and Financial Performance

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

The State Council issued the Implementing Rules for the Private Education Promotion Law (Revised in 2021) on 14 May 2021, which became effective on September 1, 2021. The Revised Implementation Rules deletes the classification of a private training institution for language, art, sports, science and technology teaching and a private training institution for cultural education or non-academic continuing education for adults which are defined in the Draft Implementation Rules of the Private Education Promotion Law published by Ministry of Justice on August 10 and requests public comment, or the Committee Draft Implementation Rules of the Private Education Promotion Law.

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

On July 24, 2021, the Opinions on Further Alleviating the Burden of Homework and After-School Training for Students in Compulsory Education were issued by the General Office of the Central Committee of the Communist Party of China and the General Office of the State Council of the PRC, or the Double Reduction Opinions, which regulate institutions offering after-school training services on academic subjects. The Double Reduction Opinion contain high-level policy directives about requirements and restrictions related to online and offline after-school training services, including: (i) institutions providing after-school training services on academic subjects in China’s compulsory education system, or academic after-school training services institutions, need to be registered as non-profit, no approval will be granted to new academic after-school training services institutions for students in compulsory education, and an approval mechanism will be adopted for online academic after-school training services institutions; (ii) foreign ownership in academic after-school training services institutions is prohibited, including through contractual arrangements, and companies with existing foreign ownership need to rectify the situation; (iii) listed companies are prohibited from raising capital to invest in businesses that teach academic subjects in compulsory education; (iv) academic after-school training services institutions are prohibited from providing training services on academic subjects in compulsory education during public holidays, weekends and school breaks; and (v) academic after-school training services Institutions must follow the fee standards to be established by relevant authorities.

On July 28, 2021, the General Office of MOE promulgated the Notice on Further Clarifying the Scope of Academic Subjects and Non-Academic Subjects of After-School Training in the Compulsory Education, which specifies that according to the national curriculum on compulsory education, when after-school institutions carry out tutoring, morality and rule of law, Chinese, history, geography, mathematics, foreign language (including English, Japanese, Russian), physics, chemistry and biology are classified as academic subjects, while sports (or sports and health), art (or music, art),and comprehensive practical activities (including information technology education, labor and technology education) are classified as non-academic subjects.

On March 3, 2022, the MOE jointly with SAMR and NDRC promulgated the Notice on Regulating Non-Academic After-school Training Institutions, which provide that, among others, (i) non-academic after-school tutoring institutions shall have the corresponding qualifications and their staffs shall have the corresponding certificates for their profession; (ii) non-academic afterschool tutoring institutions shall ensure that training contents and training methods are suitable for the students’ age, mental and physical characteristics and cognitive level. The notice also specifies a series of operating requirements that non-academic after-school tutoring institutions must meet regarding the course content, course time, advertisements, tuition fees, contract form and premise, etc.

Measures of Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers

The MOE promulgated the Measures for Punishment for Violation of Professional Ethics of Elementary and Secondary School Teachers on January 11, 2014 and amended such measures on November 8, 2018, which prohibits teachers of elementary and secondary schools from providing paid training in schools or in out-of-school training institutions. Some provinces and cities where our schools are located have adopted more stringent regulations which prohibit public school teachers from teaching, on a part-time basis, at private schools or learning centers. For a detailed description of the risk associated with these matters, see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets — The operating entities may not be able to continue to recruit, train and retain dedicated and qualified teaching staff, who are critical to the success of their business and the effective delivery of their ELT services to students.”

Regulations and Government Policies Relating to the Cryptocurrency Industry

Pursuant to the Circular on Prevention of Risks Associated with Bitcoin, or the Circular, jointly promulgated by the PBOC, the MIIT, the China Banking Regulatory Commission, the CSRC and the China Insurance Regulatory Commission on December 3, 2013, Bitcoin shall be considered a kind of virtual commodity in nature, which does not have the same legal status with fiat currencies and shall not be used and circulated in the market as currency. This circular also provides that financial institutions and payment institutions shall not engage in businesses related to Bitcoin.

Pursuant to the Announcement on Prevention of Risks from Offering and Financing of Cryptocurrencies promulgated by seven PRC governmental authorities including the PBOC on September 4, 2017, illegal activities in offering and financing of cryptocurrencies, including initial coin offerings (ICOs), are forbidden in the PRC because such activities may be considered to constitute illegal offering of securities or illegal fundraising. This announcement further provides that financial institutions and payment institutions shall not engage in businesses related to cryptocurrency offering or financing transactions.

On September 3, 2021, the NDRC, together with 10 other governmental departments of the PRC, jointly promulgated the Circular on Regulating Virtual Currency “Mining” Activities, or the Circular 1283. Virtual currency mining activities refer to the process of calculating and producing virtual currencies through dedicated mining machines, which have high energy consumption and carbon emissions, and can breed illicit financial activities. Pursuant to the Circular 1283, the rectification of virtual currency mining projects should distinguish between incremental and existing projects, and adhere to the principle of classified treatment. It is strictly forbidden to invest in the construction of incremental virtual currency mining projects, and to develop virtual currency mining projects in any name. The existing projects should be accelerated and orderly exit from the market, and under the premise of ensuring a smooth transition, the competent departments of each locality shall scientifically determine the exit timetable and implementation path according to the actual situation. Before virtual currency mining is added to the Catalog for Guidance on Adjustment of Industrial Structure, efforts shall be made to treat the virtual currency mining as an eliminated industry, prohibit any investment, and strong measures shall be taken to rectify and eliminate existing virtual currency mining projects in an immediate and orderly manner. This circular further provides that all financial institutions and non-bank payment institutions are forbidden to directly or indirectly provide financial services and various forms of credit support to virtual currency mining enterprises and projects, and measures shall be taken to recover loans that have been issued.

The PBOC and 9 other governmental departments promulgated the Circular on Further Preventing and Disposing of Risks in Virtual Currency Trading and Speculation on September 15, 2021, which provides that exchange between legal tender and virtual currencies, exchange between virtual currencies, trading virtual currencies as a central counterparty, providing information intermediary and pricing services for the trading of virtual currencies, ICO, trading of virtual currencies derivatives and other virtual currency related business activities are suspected of illegal sale of tokens and coupons, unauthorized public offering of securities, illegal operation of futures business, illegal fund raising and other illegal financial activities which shall be strictly prohibited and banned by law. Foreign virtual currency exchanges providing services to residents in China through the Internet are also considered illegal financial activities. The circular further provides that financial institutions or non-bank payment institutions shall not provide services such as account opening, fund transfer, clearing and settlement for virtual currency-related business activities, and shall not include virtual currencies in the scope of pledge and collaterals, carry out virtual currency-related insurance business or include virtual currencies in the scope of insurance liability.

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

The operating entities have obtained the relevant ICP licenses and may also be required to obtain a license for the online transmission of audio-visual programs, an internet culture permit and an online publishing services permit for the operation of online education products.

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

In accordance with the Interim Provisions on the Management of Fire Control Design Examination and Acceptance of Construction Projects, or the Fire Control Management Provisions, which came into effect on June 1, 2020, the housing and urban-rural development bureaus at or above county level are responsible for the matters related to fire safety requirements. Pursuant to the Fire Control Management Provisions, the construction projects are classified under two categories, namely, special projects and other projects. For special projects, the fire control design examination and fire control acceptance inspection procedure applies, according to which the construction entity undertaking special projects shall submit the application for fire control design examination to the competent authority, who will take responsibility for the review results according to the laws and regulations. Following the inspection and acceptance procedures carried out over the completed special projects, the construction entity shall apply for fire control acceptance inspection with the competent authorities. For other projects, documentation filing procedures applies. The construction entities are only required to file with the competent authorities by submitting relevant documents and the competent authorities will issue the acknowledgment for completing the fire safety filing.

Pursuant to these regulations, failure to pass the relevant fire control design examination or complete the relevant fire control acceptance inspection shall subject a company to: (i) orders to suspend the construction of projects, use of such projects or operation of relevant business; and (ii) a fine of between RMB30,000 and RMB300,000. Failure to complete a fire safety filing shall subject a company to: (i) orders to make rectifications within a specified time limit; and (ii) a fine of not more than RMB5,000. See “Item 3. Key Information—Risk Factors—Risks Related to Our Business and Operations in the ELT Markets — A certain number of the operating entities’ self-operated learning centers and their owned properties are not in compliance with fire safety regulations.”

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

Copyright and Software Registration

The Standing Committee of the NPC adopted the Copyright Law in 1990 and amended it in 2001, 2010 and 2020, respectively. The amended Copyright Law extends copyright protection to internet activities, products disseminated over the internet and software products. In addition, there is a voluntary registration system administered by the China Copyright Protection Center. The amended Copyright Law also requires registration of a copyright pledge. To address the problem of copyright infringement related to the content posted or transmitted over the internet, the National Copyright Administration and the MIIT jointly promulgated the Measures for Administrative Protection of Copyright Related to Internet on April 29, 2005. This measure became effective on May 30, 2005.

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

Regulations on Companies

The establishment, operation and management of corporate entities in the PRC are governed by the Company Law of the PRC, or the PRC Company Law, which was promulgated on December 29, 1993 and amended on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013 and October 26, 2018. Under the PRC Company Law, companies are generally classified into two categories: limited liability companies and limited companies by shares. The PRC Company Law also applies to foreign-invested limited liability companies but where other relevant laws regarding foreign investment have provided otherwise, such other laws shall prevail. The amendment to the PRC Company Law which was issued on December 28, 2013 took effect from March 1, 2014, pursuant to which there is no longer a prescribed timeframe for the shareholders to make full capital contribution to a company, except otherwise provided in other relevant laws, administrative regulations and State Council decisions. Instead, shareholders are only required to state the capital amount that they commit to subscribe in the articles of association of the company. Further, the initial payment of a company’s registered capital is no longer subject to a minimum amount requirement and the business license of a company will not show its paid-up capital. In addition, shareholders’ contribution of the registered capital is no longer required to be verified by capital verification agencies.

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

Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In August 2015, the State Administration of Taxation promulgated the Administrative Measures for Nonresident Taxpayers to Enjoy Treatment under Tax Treaties, or SAT Circular 60, which became effective on November 1, 2015 and was repealed in January 1, 2020. SAT Circular 60 provides that nonresident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, nonresident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, and file necessary forms when performing tax filings, which will be subject to post-tax filing examinations by the relevant tax authorities. In accordance with the Measures for Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Treaties which was promulgated by the SAT on October 14, 2019, and came into effect on January 1, 2020, if non-resident taxpayers consider they are eligible for treatments under the tax treaties through self-assessment, they may, at the time of filing tax returns or making withholding tax filings through withholding agents, enjoy the treatments under the tax treaties, and shall concurrently collect and retain the relevant documents for inspection according to relevant regulations, and accept tax authorities’ post-filing administration.

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

According to applicable PRC regulations on foreign-invested enterprises, if a foreign holding company makes capital contributions to its PRC subsidiaries, which are considered foreign-invested enterprises, the PRC subsidiaries must submit the investment information to the competent commerce authority through the enterprise registration system and the enterprise credit information publicity system in connection with the increase of its registered capital.

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

Overview of the U.S. Laws and Regulations

Government regulation of blockchain and cryptocurrency is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. State government regulations also may apply to our activities and other activities in which we participate or may participate in the future. Other regulatory bodies are governmental or semi-governmental and have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business.

Businesses that are engaged in the transmission and custody of bitcoin and other cryptocurrencies, including brokers and custodians, can be subject to U.S. Treasury Department regulations as money services businesses as well as state money transmitter licensing requirements. Bitcoin and other cryptocurrencies are subject to anti-fraud regulations under federal and state commodity laws, and cryptocurrency derivative instruments are substantively regulated by the Commodity Futures Trading Commission. Certain jurisdictions, including, among others, New York and a number of countries outside the United States, have developed regulatory requirements specifically for cryptocurrency and companies that transact in them.

Regulations may substantially change in the future and it is presently not possible to know how regulations will apply to our businesses, or when they will be effective. As the regulatory and legal environment evolves, we may become subject to new laws, further regulation by the SEC and other agencies, which may affect our mining and other activities. For instance, various bills have also been proposed in Congress related to our business, which may be adopted and have an impact on us.

In addition, since transactions in bitcoin provide a reasonable degree of pseudo anonymity, they are susceptible to misuse for criminal activities, such as money laundering and tax evasion. This misuse, or the perception of such misuse (even if untrue), could lead to greater regulatory oversight of bitcoin platforms, and there is the possibility that law enforcement agencies could close bitcoin platforms or other bitcoin-related infrastructure with little or no notice and prevent users from accessing or retrieving bitcoin held via such platforms or infrastructure. For example, in December 2020, FinCEN, a unit of the Treasury Department focused on money laundering, proposed a new set of rules for cryptocurrency-based exchanges aimed at reducing the use of cryptocurrencies for money laundering. These proposed rules would require filing reports with FinCEN regarding cryptocurrency transactions in excess of $10,000 and also impose record-keeping requirements for cryptocurrency transactions in excess of $3,000 involving users who manage their own private keys. In January 2021, the Biden Administration issued a memorandum freezing federal rulemaking, including these proposed FinCEN rules, to provide additional time for the Biden Administration to review the rulemaking that had been proposed by the Trump Administration. As a result, it remains unclear whether these proposed rules will take effect.

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

On December 12, 2019, we entered into the Merger Agreement with EdtechX, EdtechX Merger Sub, Meten Merger Sub and Meten. On March 30, 2020, the parties to the Merger Agreement consummated the Mergers. After the consummation of the Mergers, Meten becomes a wholly owned subsidiary of our Company. The chart below illustrates our corporate and shareholding structure:

(1)	Shenzhen Meten is owned as to 27.3250% by Mr. Jishuang Zhao, 13.8080% by Mr. Siguang Peng, 13.0829% by Mr. Yupeng Guo, 10.3918% by Xinyu Meilianzhong Investment Management Centre (Limited Partnership), or Xinyu Meilianzhong, 4.9146% by Mr. Yun Feng, 3.9957% by Xinyu Meilianxing Investment Management Centre (Limited Partnership), or Xinyu Meilianxing, 3.6719% by Mr. Jun Yao, 3.1719% by Ms. Tong Zeng, 3.5431% by Xinyu Meilianchou Investment Management Centre (Limited Partnership), or Xinyu Meilianchou, 3.0000% by Shenzhen Daoge No.11 Education Investment Partnership (Limited Partnership), or No. 11 Daoge, 1.5781% by Shenzhen Daoge Growth No.3 Investment Fund Partnership (Limited Partnership), or No. 3 Daoge, 1.5090% by Shenzhen Daoge Growth No.6 Investment Fund Partnership (Limited Partnership), or No. 6 Daoge, 0.8722% by Shenzhen Daoge Growth No.5 Investment Fund Partnership (Limited Partnership), or No. 5 Daoge, 0.5000% by Mr. Yongchao Chen, 4.0000% by Zhihan (Shanghai) Investment Center (Limited Partnership), or Shanghai Zhihan, 3.6358% by Shenzhen Daoge No.21 Investment Partnership (Limited Partnership), or No. 21 Daoge and 1.0000% by Hangzhou Muhua Equity Investment Fund Partnership (Limited Partnership), or Hangzhou Muhua.

(2)	Shenzhen Likeshuo is owned as to 27.3250% by Mr. Jishuang Zhao, 13.8080% by Mr. Siguang Peng, 13.0829% by Mr. Yupeng Guo, 10.3918% by Xinyu Meilianzhong, 4.9146% by Mr. Yun Feng, 3.9957% by Xinyu Meilianxing, 3.6719% by Mr. Jun Yao, 3.1719% by Ms. Tong Zeng, 3.5431% by Xinyu Meilianchou, 3.0000% by No. 11 Daoge, 1.5781% by No. 3 Daoge, 1.5090% by No. 6 Daoge, 0.8722% by No. 5 Daoge, 0.5000% by Mr. Yongchao Chen, 4.0000% by Shanghai Zhihan, 3.6358% by No. 21 Daoge and 1.0000% by Hangzhou Muhua.

(3)	Primarily involved in operating the “Shuangge English” App.

(4)	Primarily involved in providing general adult ELT, overseas training services and junior ELT.

(5)	Primarily involved in providing online ELT.

Contractual  Arrangements with the VIEs and their Shareholders

Currently, the PRC laws and regulations do not explicitly impose restrictions on foreign investment in the ELT services in the PRC. However, some local government authorities in the PRC have adopted different approaches to granting licenses and permits (particularly, imposing more stringent restrictions on foreign-invested entities) for entities providing ELT services. In the areas where our affiliated entities operate ELT service business, most local government authorities do not allow foreign-invested entities to establish private institutions to engage in the ELT services, other than in the forms of Sino-foreign cooperative institutions, and the domestic party shall play a dominant role in such cooperation. According to the relevant regulations, foreign investors of Sino-foreign cooperative institutions must be foreign educational institutions with relevant qualifications and experiences. As a foreign company, we are not qualified to run Sino-foreign cooperative institutions in the PRC. In addition, according to Notice 75, foreign invested language training institutions are required to apply for the private school operating permit. However, based on the interviews we conducted in May 2022 with the officials of the local educational authorities in the areas where the operating entities have learning centers in operation, most of the local educational authorities provided oral confirmations that due to the fact no detailed supporting rules and regulations of the Notice 75 have been promulgated, the relevant procedure, approval process and transitional period regarding the application by the foreign invested language training institutions for the private school operating permit are not yet clear and the relevant government authorities have not yet begun to accept applications. In addition, the PRC laws and regulations restrict foreign ownership in value-added telecommunication services and the percentage of foreign ownership cannot exceed 50% with a few exceptions.

Due to the restrictions on foreign ownership in the ELT and value-added telecommunications services described above, we carry out offline and online ELT business in the PRC through a variable interest entity structure. We currently have two wholly-owned subsidiaries, namely, Zhuhai Meten and Zhuhai Likeshuo, in China. Zhuhai Meten entered into a series of contractual arrangements with, among others, the shareholders of Shenzhen Meten, Shenzhen Meten and its affiliated entities on November 23, 2018 and April 2, 2019, to obtain effective control of Shenzhen Meten and its subsidiaries.

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

In the opinion of our PRC counsel these contractual arrangements are valid, binding, and do not and will not violate applicable PRC laws currently in effect, except that the pledges on the equity interests in the VIEs would not be deemed validly created until they are registered with the competent administration of industry and commerce. However, these contractual arrangements may not be as effective in providing control as direct ownership. There are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. For a description of the risks related to our contractual arrangements, please see “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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

Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our corporate website is www.investor.metenedu-edtechx.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

D.	Property, Plants and Equipment

The operating entities currently lease substantially all of the properties they use to operate their business. We are headquartered in Shenzhen, and the business premises of offices and self-operated learning centers were located in 15 cities in China as of December 31, 2021. The majority of lease agreements for the learning centers have terms of three to five years. For most of the learning centers, the operating entities pay monthly and quarterly rental charges. The rental payments for the learning centers are either set at a fixed rate during the entire rental period or increased every five years based on a preset rate. For details on locations of our facilities, see “Item 4. Information on the Company—B. Business Overview—Offline Network.”

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Meten Holding Group Ltd. was formed for the purpose of effecting the Merger Agreement, dated as of December 12, 2019, by and among the Company, EdtechX Merger Sub, Meten Merger Sub, and Meten International. On March 30, 2020, the parties to the Merger Agreement consummated the Mergers.

The consolidated financial statements of the Company as of and for the year ended December 31, 2021 include the accounts of its subsidiaries and consolidated affiliated entities. The financial statements of the Company as of December 31, 2019 only include the account of Meten International and do not include the historical financial information of Meten Holding Group prior to January 1, 2020. Meten International was determined to be the accounting acquirer given the controller of Meten International effectively controlled the combined entity Meten Holding Group Ltd. after the Mergers.

The Mergers is not a business combination because Meten Holding Group was not a business. The Mergers is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Meten International for the net monetary assets of Meten Holding Group, accompanied by a recapitalization. Meten International is determined as the predecessor and the historical financial statements of Meten International became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization.

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

Overview

Through the operating entities, we are a leading general ELT service provider in China. The operating entities are committed to improving the overall English competence and practical English language skills of the general Chinese population. The operating entities offer a comprehensive ELT service portfolio comprising general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services to students from a wide range of age groups.

The operating entities have established a highly scalable offline-online business model. The operating entities have a nationwide offline network of both self-operated learning centers and franchised learning centers. As of December 31, 2021, the operating entities had established a nationwide offline learning center network of 32 self-operated learning centers covering 15 cities in nine provinces, autonomous regions and municipalities in China, and two franchised learning centers across two cities in two provinces and municipalities in China as of December 31, 2021. As of December 31, 2021, the operating entities had approximately 1.99 million registered users on the “Likeshuo” platform and cumulatively over 460,000 paying users, who purchased online ELT courses or trial lessons. As of the same date, the cumulative number of student enrollments in online ELT courses since 2014 was approximately 200,000 and the operating entities had delivered over 5.3 million accumulated course hours to students online.

The operating entities plan to shift their business focus from ELT to blockchain and cryptocurrency. The operating entities have recently ventured into the blockchain and cryptocurrency business and launched their metaverse vocational education courses.

A. Operating Results

Major Factors Affecting Results of Operations

The operating entities operate in China’s ELT market, and their results of operations and financial condition are significantly affected by the general factors driving this market. China’s rapid economic growth over the past two decades and the increasing per capita disposable income have led to both increased spending on English language education services and intensified competition for high-quality education resources.

The operating entities have benefited from a number of factors, including, but not limited to, China’s rising birth rate, which largely results from the rising population in large urban centers, increases in average household income, increasing number of high-income families, limited penetration of ELT services across China, and the continued focus on study-abroad opportunities by parents.

At the same time, our results are subject to changes in the regulatory regime governing the education industry in China. The PRC government regulates various aspects of the operating entities’ business and operations, including the qualification and licensing requirements for entities that provide education services, standards for operating facilities and limitations on foreign investments in the education industry. In addition, the PRC laws and regulations on private education and training services and related regulatory practices are constantly evolving, involve substantial uncertainties, and their implementation differs from region to region. For example, among the operating entities’ self-operated learning centers as of December 31, 2021, seven of them did not have the private school operating permits or business licenses, or were operating beyond the authorized business scope. While some of these learnings centers were not required to obtain such private school operating permits based on local regulations, seven of them were probably operating without the requisite private school operating permits or business licenses, or were operating beyond the authorized business scope, and they contributed to an aggregate of approximately 10.7% of the total gross billings for the year ended December 31, 2021. Based on our understanding of the current PRC regulatory framework and discussion with our PRC counsel and the relevant local regulatory authorities, we believe that the operating entities will not be required to actually suspend the operation of any substantial number of the learning centers notwithstanding the regulatory uncertainties. However, we cannot assure you that PRC regulatory authorities will not take any action contrary to our belief in the future, in which case our revenues, gross profit, income from operations and net income may decrease significantly and our liquidity and capital resources may also be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets —The operating entities are required to obtain various operating permits and licenses for their ELT services in China and failure to comply with these requirements may materially and adversely affect their business operations.” For description of the evolving regulatory landscape in China, see “Item 4. B.—Business Overview—Regulations—Overview of the PRC Laws and Regulations—Regulations on Private Education in the PRC.”

While the operating entities’ business is influenced by factors affecting the offline and online ELT market in China generally, we believe our results of operations are more directly affected by company-specific factors, including the major factors highlighted below.

Student Enrollment

Our revenue primarily consists of course and service fees from students enrolled in the operating entities’ offline ELT and online ELT services, which is directly driven by the number of student enrollments, which represents the number of actual new sales contracts, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time. The operating entities’ total student enrollment was 123,445 in 2019, and due to the COVID-19 pandemic in 2020, it reduced to 62,810. The operating entities’ total student enrollment was 64,067 in 2021. Growth in student enrollment is dependent on the operating entities’ ability to retain current students and to recruit new students.

The operating entities’ ability to retain existing students is largely dependent on the variety and quality of course offerings, the quality of teachers and students’ overall satisfaction with the education services the operating entities offer. A substantial number of the students are enrolled in the operating entities’ courses through word-of-mouth referrals. Consequently, the operating entities’ ability to recruit new students also depends on their reputation and brand recognition, which are affected by branding activities and other selling and marketing efforts. The operating entities’ reputation and brand recognition are primarily driven by the satisfaction of the students and the high quality of the teaching staff. The operating entities have expanded their service offerings to a full spectrum of offline and online ELT services, including general adult ELT and overseas training services to students of a wide range of age groups since the inception of the first self-operated learning center.

Number and Maturity of Learning Centers

Our revenue growth is mainly driven by the number of self-operated and franchised learning centers, which directly affects the operating entities’ overall student enrollment, as well as the maturity of the existing learning centers. The ability to increase the number of self-operated and franchised learning centers depends on a variety of factors, including, but not limited to, identifying suitable locations and partners, hiring high-caliber teaching staff and other necessary personnel for the new learning centers, and other investment in implementing centralized management across offline learning center network. As of December 31, 2021, the operating entities had 32 self-operated learning centers covering 15 cities and nine provinces, autonomous regions and municipalities in China, and two franchised learning centers across two cities in two provinces and municipalities in China. The operating entities have adopted a prudent approach to seek and evaluate qualified franchisees and implemented centralized management across all the self-operated and franchised learning centers in various stages. In addition, the maturity of learning centers affects revenue growth and profitability. New learning centers normally start contributing to revenue growth and profitability after an initial ramp-up period, which typically lasts between one to two years. In 2019, 2020 and 2021, most of the new learning centers were able to generate sufficient gross billings to cover their operating costs during the ramp-up period. The number of self-operated learning centers had grown from 94 as of January 1, 2017 to 132 as of December 31, 2019. However, due to the impact of the COVID-19 pandemic, the number of self-operated learning centers decreased to 105 and 32 respectively as of December 31, 2020 and 2021. The number of learning centers in operation may also be affected by changes in the PRC regulatory framework and practices. Among the 32 self-operated learning centers as of December 31, 2021, seven of them were probably operating without the requisite private school operating permits or business licenses, or were operating beyond the authorized business scope. While the operating entities have continued to operate all of these seven learning centers and have not received any further notice or sanction from the relevant government authorities as of the date of this annual report, we cannot assure you that the PRC regulatory authorities will not take any further action in the future. If the operating entities have to actually suspend the business operation of any learning centers, their reputation, results of operation and financial conditions could be materially and adversely affected. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets —The operating entities are required to obtain various operating permits and licenses for their ELT services in China and failure to comply with these requirements may materially and adversely affect their business operations.”

Pricing

Our revenue is directly affected by the pricing of courses and the type of services. The operating entities typically charge students course and service fees based on the total number of course hours, the class sizes and the types of courses the student enrolls in, or the types of services. When the operating entities set fee rates for courses and services, they also consider the general economic condition in and the income level of the residents of the relevant locations of the learning centers, the local demand for services and the competitors’ fee rates for similar service offerings. See “Item 4. Information on the Company—B. Business Overview—Regulations—Overview of the PRC laws and Regulations—Pricing and Refund Policies” for details of the pricing policy.

The operating entities implement effective centralized management systems at a majority of the franchised learning centers and require them to adhere to standardized pricing and refund policies the operating entities apply at self-operated learning centers in order to maintain stable student retention rates and efficient operations at the franchise learning centers. The operating entities may adjust the course and service fees for new contracts when the operating entities have upgraded the existing courses or developed new courses and services. The course and service fee levels of the learning centers remained relatively stable in 2019, 2020 and 2021. In the long run, the operating entities seek to gradually increase course and service fee levels without compromising student enrollment.

Cost Control and Operating Efficiency

Our profitability depends significantly on the ability to improve operating efficiency through effective cost control. Our cost of revenue consists primarily of teaching staff costs and property expenses for self-operated learning centers. Teaching staff costs depend on the number of teachers and their levels of compensation. The operating entities offer attractive compensation to the teachers to attract and retain the best teaching talent. The number of the operating entities’ full-time teachers, study advisors and teaching service staff was 2,534, 1,824 and 664, respectively as of December 31, 2019, 2020 and 2021.

Our expenses consist of sales and marketing expenses, general and administrative expenses and research and development expenses. Historically, we have incurred significant sales and marketing expenses primarily because the operating entities utilize a variety of sales and marketing approaches to increase student enrollment and strengthen brand recognition, including, but not limited to, various offline sales activities. See “Item 4. Information on the Company—B. Business Overview—Marketing and Sales.” In addition, the operating entities leverage developed offline and online marketing channels to recruit new students.

Going forward, we expect to continue incurring additional costs and expenses associated with becoming a public company. However, this increase is likely to be partially offset by improved operating efficiency.

Upgrade and Diversification of Course and Service Offerings

The diversification of course and service offerings has had a positive impact on our revenue growth and we believe it will continue to positively impact our growth going forward. However, it may have a negative impact on our revenue recognition and results of operations during the transition period as the operating entities gradually roll out new courses and services across the nationwide learning center network. The operating entities currently have a wide spectrum of offline and online ELT course offerings. The operating entities’ extensive portfolio of services allows them to extend service to a wider group of customers and conduct cross-selling between offline and online ELT businesses, improve student stickiness to realize synergies across these business lines and thereby, maximize student lifetime value. For example, historically, the operating entities have witnessed significant growth in online ELT business since the launch of the “Likeshuo” platform in 2014. The synergy created by such offline-online business model effectively helped the operating entities to increase customer conversion rate at reasonable costs. The operating entities expect to achieve ramp-up and expansion of online ELT business in an economical and effective manner with the support from the extensive offline learning center network.

In addition, in early 2018, driven by the increasing English learning demand from younger aged students, the operating entities decided to further expand their business segments to include junior ELT in selected regions where they have extensive network coverage and brand recognition. In line with this strategy, the operating entities acquired ABC Education Group in June 2018. As part of the integration, it went through management restructuring and upgrade of its management system that led to increased administrative expenses. The operating entities also introduced the new “Explore Curriculum” for general adult ELT beginning in 2018, the implementation of which was completed in May 2019 at all the learning centers in the PRC. While we believe such new curriculum will have a positive long-term impact on improving students’ comprehensive and practical English language abilities, the implementation of the new curriculum across the nationwide network of self-operated learning centers nevertheless adversely affected the course hours delivered and segment revenue recognized during the transition period.

Impact of the COVID-19 Pandemic

In fiscal year 2021, our results of operations and financial conditions continued to suffer from the negative impact of the COVID-19 pandemic. In order to effectively reduce the impact of the resurgence of COVID-19 on our business, we significantly reduced the number of offline learning centers in order to improve the utilization of our resources and prepare for the strategic transformation of our business. We believe that our offline learning centers’ operation performance and profitability will be significantly improved once the COVID-19 situation is under greater control.

Our results of operations and financial conditions in 2020 were affected by the COVID-19 pandemic. In early February 2020, the operating entities temporarily closed all the learning centers in the PRC in response to government mandates. Leveraging efficient and synergetic omnichannel business model, in early February 2020, the operating entities temporarily migrated all offline general adult ELT, overseas training and junior ELT courses to various online platforms to transition the relevant training services. These online platforms the operating entities utilized to facilitate the migration included the Likeshuo platform and the operating entities’ proprietary and third-party online platforms.

Since the second quarter of 2020, the number of newly confirmed COVID-19 cases in China declined, and the business activities in China’s major cities started to resume. As such, the operating entities re-opened 95 of the learning centers (including 84 self-operated learning centers and 11 franchised learning centers) by the end of June 2020. By September, 2020, the operating entities re-opened all the learning centers. By October 2020, the operation of both offline ELT and online ELT services returned to normal.

Due to the COVID-19 pandemic, we had recognized an aggregate revenue of RMB729.0 million (US$114.4 million) in 2021, RMB897.0 million in 2020, and RMB1,447.9 million in 2019, respectively. As of December 31, 2021, we had RMB168.4 million (US$26.4 million) in cash and cash equivalents. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. We will pay close attention to the ongoing development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact. See also “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets—Any natural catastrophes, severe weather conditions, health epidemics, including COVID-19, and other extraordinary events could severely disrupt our business operations” in this annual report for more details.

Key Components of Results of Operations

Revenues

For the years ended December 31, 2019, 2020 and 2021, the operating entities primarily offered general adult ELT, overseas training services, online ELT, junior ELT and other English language-related services. The table below sets forth a breakdown of revenue for the periods indicated:

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General adult ELT(1)	783,988	54.1	333,500	37.2	176,795	27,743	24.3
Overseas training services	203,677	14.1	130,567	14.6	151,110	23,712	20.7
Online ELT
For adults	203,982	14.1	203,546	22.7	207,571	32,572	28.5
For juniors	37,215	2.6	64,175	7.2	56,608	8,883	7.8
For international test preparation	19,066	1.3	19,820	2.2	18,147	2,848	2.5
Japanese, Korean and Spanish	—	—	2,174	0.2	8,026	1,259	1.1
Subtotal	260,263	18.0	289,715	32.3	290,352	45,562	39.8
Junior ELT	167,924	11.6	130,348	14.5	97,984	15,376	13.4
Other English language-related services(2)	32,047	2.2	12,905	1.4	12,755	2,002	1.8
Total	1,447,899	100.0	897,035	100.0	728,996	114,395	100.0

(1)	Includes revenue from the sales of goods, such as educational materials and food and beverages sold at the self-operated learning centers.

(2)	Includes (i) franchise fees received from franchised learning centers under the “Meten” brand; and (ii) revenue generated from the “Shuangge English” App.

Revenue generated from general adult ELT was RMB784.0 million, RMB333.5 million and RMB176.8 million (US$27.7 million), representing 54.1%, 37.2% and 24.3% of the total revenue for the year ended December 31, 2019, 2020 and 2021, respectively. Revenue generated from overseas training services was RMB203.7 million, RMB130.6 million and RMB151.1 million (US$23.7 million), representing 14.1%, 14.6% and 20.7% of the total revenue for the year ended December 31, 2019, 2020 and 2021, respectively. Revenue generated from junior ELT was RMB167.9 million, RMB130.3 million and RMB98.0 million (US$15.4 million), representing 11.6%, 14.5% and 13.4% of the total revenue for the year ended December 31, 2019, 2020 and 2021, respectively. With respect to general adult ELT, overseas training services and junior ELT, the operating entities generally collect course/service fees upfront from students or in installments. The operating entities have refund policies in place for these businesses, and will refund the relevant course/service fees partially or fully depending on when the request is made by the students in the applicable refund period. For general adult ELT, overseas training services and junior ELT, the operating entities record the course/service fees initially as financial liabilities from contracts with customers, and then as deferred revenue depending on whether the course/service fees under the relevant contracts are refundable.

Revenue generated from online ELT was RMB260.3 million, RMB289.7 million and RMB290.4 million (US$45.6 million), representing 18.0%, 32.3% and 41.1% of the total revenue for the year ended December 31, 2019, 2020 and 2021, respectively. For the years ended December 31, 2019, 2020 and 2021, revenue generated from online ELT for adults was RMB204.0 million, RMB203.5 million and RMB207.6 million (US$32.6 million), respectively, representing 78.4%, 70.3% and 71.5%, respectively, of the revenue generated from the online ELT business. For the year ended December 31, 2019, 2020 and 2021, revenue generated from online ELT for juniors was RMB37.2 million, RMB64.2million and RMB56.6 million (US$8.9 million) respectively, representing 14.3%, 22.2% and 28.5%, respectively, of the revenue generated from the online ELT business. Students of online ELT services purchase prepaid study cards to enroll in the courses. The operating entities typically allow a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with delivering such courses/services online if a student requests a refund during the contract period. The operating entities record the proceeds collected from online ELT initially as financial liabilities from contracts with customers, and revenue is generally recognized proportionately as the course hours are delivered. For details of the pricing and refund policies, please see “—Pricing and Refund Policies.” In addition, for further details of the revenue recognition policies, please see “—Critical Accounting Policies—Revenue Recognition.”

We generate other revenue primarily from the franchised learning centers under the “Meten” brand through which franchise partners are authorized to use the operating entities’ brand and are required to adopt centralized management system. The operating entities receive an initial or renewal franchise fee when they enter into or renew a franchise agreement, and a one-time design consulting fee. During the term of the franchise, the operating entities charge each franchised learning center a recurring franchise fee based on an agreed percentage of its collected course and service fees and related individual course materials fees. Our other revenue also includes revenue generated from the self-developed “Shuangge English” App, which applies the cutting-edge voice evaluation technology to improve students’ listening, speaking and reading abilities. See “—Education Services—Other English Language-Related Services” for details.

Cost of Revenue

Our cost of revenue consists primarily of (i) staff costs, including teaching staff costs and, to a lesser extent, costs relating to research and curriculum development team; (ii) property expenses, including rental, utilities and maintenance expenses of learning centers; (iii) depreciation and amortization, which represents the depreciation of real properties and equipment for learning centers, amortization of operating lease right-of-use assets and amortization of training services related intangible assets; and (iv) others, which primarily include consulting fees, foreign teacher-related administrative expenses and teaching materials costs. Our cost of revenue accounted for 52.2%, 67.7% and 66.4% of the revenues for the year ended December 31, 2019, 2020 and 2021, respectively. The following table sets forth the components of cost of revenue both in absolute amount and as a percentage of the total cost of revenue for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	471,986	62.5	394,160	64.9	323,611	50,782	66.9
Property expenses	187,586	24.8	150,680	24.8	101,991	16,005	21.1
Depreciation and amortization for learning centers	35,039	4.6	39,480	6.5	22,276	3,496	4.6
Others	60,745	8.1	22,757	3.8	35,823	5,620	7.4
Total	755,356	100.0	607,077	100.0	483,701	75,903	100.0

The following tables set forth a breakdown of the cost of revenue by major business segment for the periods indicated.

General adult ELT

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	203,443	56.3	134,718	58.9	104,105	16,336	75.5
Property expenses, depreciation and amortization	129,422	35.8	93,393	40.8	32,078	5,034	23.3
Others	28,606	7.9	514	0.3	1,732	272	1.2
Total	361,471	100.0	228,625	100.0	137,915	21,642	100.0

Overseas training services

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	63,416	54.1	40,898	42.5	44,100	6,920	43.2
Property expenses, depreciation and amortization	37,980	32.4	50,661	52.6	50,176	7,874	49.1
Others	15,923	13.5	4,690	4.9	7,880	1,237	7.7
Total	117,319	100.0	96,249	100.0	102,156	16,031	100.0

Online ELT

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	145,776	93.7	167,326	98.3	130,898	20,541	92.3
Property expenses, depreciation and amortization	7,741	5.0	757	0.4	261	41	0.2
Others	2,126	1.3	2,194	1.3	10,703	1,680	7.5
Total	155,643	100.0	170,277	100.0	141,862	22,262	100.0

Junior ELT

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	54,240	50.8	45,560	44.5	40,917	6,421	46.5
Property expenses, depreciation and amortization	47,483	44.4	44,442	43.4	40,850	6,410	46.4
Others	5,131	4.8	12,413	12.1	6,183	970	7.1
Total	106,854	100.0	102,415	100.0	87,950	13,801	100.0

Gross Profit and Gross Profit Margin

The following table sets forth our gross profit and gross profit margin by major business segment for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	Gross Profit	Gross Profit Margin	Gross Profit	Gross Profit Margin	Gross Profit		Gross Profit Margin
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except percentages)
General adult ELT	422,517	53.9	104,875	31.4	38,880	6,101	22.0
Overseas training services	86,358	42.4	34,318	26.3	48,954	7,682	32.4
Online ELT	104,620	40.2	119,438	41.2	148,490	23,301	51.1
Junior ELT	61,070	36.4	27,933	21.4	10,034	1,575	10.2
Total	674,565	47.6	286,564	32.4	246,358	38,659	34.4

Operating Expenses

The operating expenses consist of selling and marketing expenses, general and administrative expenses, as well as research and development expenses. The table below sets forth the operating expenses, both in absolute amount and as a percentage of the total operating expenses for the periods indicated.

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses	437,986	47.6	310,433	44.9	250,850	39,364	41.1
General and administrative expenses	449,903	48.9	348,435	50.4	341,455	53,582	55.9
Research and development expenses	32,333	3.5	31,878	4.7	18,413	2,889	3.0
Total	920,222	100.0	690,746	100.0	610,718	95,835	100.0

Selling and Marketing Expenses

The selling and marketing expenses primarily consist of (i) salaries and benefits of sales and marketing personnel, which amounted to RMB271.7 million, RMB173.8 million and RMB146.4 million (US$23.0 million) for the year ended December 31, 2019, 2020 and 2021, respectively; and (ii) marketing expenses, which amounted to RMB140.3 million, RMB123.3 million and RMB83.3 million (US$13.1 million) for the year ended December 31, 2019, 2020 and 2021, respectively. The marketing expenses primarily consist of promotional activity expenses, including rental cost and personnel expenses for offline sales points, online marketing expenses, media advertisement expenses and other marketing expenses; (iii) promotional expenses relating to the recruitment of prospective student; (iv) tele-marketing expenses; (v) consulting service fees for sales and marketing purposes; and (vi) others, which primarily consist of the transaction fees withheld by certain third-party financial institutions in relation to the installment payment arrangement the operating entities help set up between students and such financial institutions to facilitate the payments of the course/service fees by such students, which are recorded as sales and marketing expenses. See Item 4. B.—Business Overview—Regulations— Overview of the PRC laws and Regulations—Pricing and Refund Policies.”

General and Administrative Expenses

The general and administrative expenses mainly consist of (i) salaries and benefits of administrative personnel; (ii) depreciation and amortization of the properties and facilities used for administrative purposes; and (iii) operating office expenses. We expect that the general and administrative expenses will decrease in absolute amounts in the foreseeable future as we streamline offline learning centers.

Research and Development Expenses

The research and development expenses are primarily expenses incurred in relation to the development of products, course content and IT systems. We expect to continue to increase investment in research and development activities, as we believe continuous development of products and services to improve teaching outcome and enhance students’ learning experience is crucial to our success.

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

	For the Year Ended December 31,
	2019		2020		2021
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenues	1,447,899	100.0	897,035	100.0	728,996	114,395	100.0
Cost of revenue	(755,356)	(52.2)	(607,077)	(67.7)	(483,701)	(75,903)	(66.4)
Gross profit	692,543	47.8	289,958	32.3	245,295	38,492	33.6
Operating expenses:
Selling and marketing expenses	(437,986)	(30.2)	(310,433)	(34.6)	(250,850)	(39,364)	(34.4)
General and administrative expenses	(449,903)	(31.1)	(348,435)	(38.8)	(341,455)	(53,582)	(46.8)
Research and development expenses	(32,333)	(2.2)	(31,878)	(3.6)	(18,413)	(2,889)	(2.5)
(Loss)/income from operations	(227,679)	(15.7)	(400,788)	(44.7)	(365,423)	(57,343)	(50.1)
Interest income	1,633	0.1	448	*	340	53	*
Interest expenses	(2,453)	(0.2)	(6,101)	(0.7)	(2,400)	(377)	(0.3)
Foreign exchange gain/(loss), net	(19)	*	(382)	*	(9,678)	(1,519)	(1.3)
Gains/(losses) on disposal and closure of subsidiaries and branches	583	*	(31,884)	(3.6)	(37,829)	(5,798)	(5.2)
Gains on Short-term investments	—	—	495	0.1	—	—	—
Government grants	5,773	0.4	28,124	3.1	7,969	1,251	1.1
Equity in income/(loss) on equity method investments	2,658	0.2	(1,532)	(0.2)	(149)	(23)	*
Others, net	4,044	0.3	4,640	0.5	634	99	0.1
(Loss)/income before income tax	(215,460)	(14.9)	(406,980)	(45.4)	(406,536)	(63,795)	(55.8)
Income tax (expense)/benefit	(9,608)	(0.7)	(5,803)	(0.6)	20,239	3,176	2.8
Net (loss)/income	(225,068)	(15.5)	(412,783)	(46.0)	(386,297)	(60,619)	(53.0)

*	Denotes percentages between (0.1%) and 0.1%.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

The total revenue decreased by 18.7% from RMB897.0 million in 2020 to RMB729.0 million (US$114.4 million) in 2021, primarily as a result of the resurgence of the COVID-19 pandemic and a reduction in the number of offline learning centers.

For general adult ELT, revenues decreased from RMB333.5 million in 2020 to RMB176.8 million (US$27.7 million) in 2021, for overseas training services, revenues increased from RMB130.6 million in 2020 to RMB151.1 million (US$23.7 million) in 2021, and for Junior ELT, revenues decreased from RMB130.3 million in 2020 to RMB98.0 million (US$15.4 million) in 2021.This decrease in revenues was largely driven by the primarily due to the resurgence of COVID-19 and the closure of offline learning centers.

For online ELT, revenues increased slightly from RMB289.7 million in 2020 to RMB290.3 million (US$45.6 million) in 2021.

Cost of revenue

The total cost of revenue decreased by 20.3% from RMB607.1 million in 2020 to RMB483.7 million (US$75.9 million) in 2021. This was predominantly due to efforts to optimize costs and a reduction in the number of offline learning centers.

Gross Profit and Gross Profit Margin

As a result of the foregoing, the gross profit decreased by 15.4%, from RMB290.0 million in 2020 to RMB245.3 million (US$38.5 million) in 2021. The gross profit margin increased from 32.3% in 2020 to 33.6% in 2021.

Selling and Marketing Expenses

The selling and marketing expenses decreased by 19.2% from RMB310.4 million in 2020 to RMB250.9 million (US$39.4 million) in 2021, primarily as a result of reduction in the number of offline sales points.

General and Administrative Expenses

The general and administrative expenses decreased by 2.0% from RMB348.4 million in 2020 to RMB341.5 million (US$53.6 million) in 2021.

Research and Development Expenses

The research and development expenses decreased by 42.2% from RMB31.9 million in 2020 to RMB18.4 million (US$2.9 million) in 2021. The research and development expenses is largely adjusted to the needs of the business.

Interest Income

The interest income decreased by 24.1% from RMB448,000 in 2020 to RMB340,000 (US$53,000) in 2021 mainly the decrease of interest income from cash deposit in 2021.

Interest Expenses

The interest expenses decreased from RMB6.1 million in 2020 to RMB2.4 million (US$0.4 million) in 2021. This decrease was primarily due to the repayments of bank loans this year.

Foreign Exchange Gain/(Loss), net

We had a net total of RMB382,000 foreign exchange loss in 2020, as compared to a net total of RMB9.7 million (US$1.5 million) foreign exchange loss in 2021, which was mainly generated by a large amount of foreign currency exchange in 2021.

Gains/(losses) on disposal and closure of subsidiaries and branches

Our losses on disposal and closure of subsidiaries and branches increased from RMB 31.9 million in 2020 to RMB37.8 million (US$5.9 million) in 2021. The operating entities optimized the layout of offline centers and closed more offline learning centers in 2021, which resulted in larger disposal losses.

Gains on Short-term investments

Our gains on short-term investments decreased from RMB495,000 in 2020 to nil in 2021, mainly because short-term investments have been settled.

Government Grants

We had a total of RMB28.1 million government grants in 2020, as compared to RMB8.0 million (US$1.3 million) in 2021. Such government grants were non-recurring in nature and could fluctuate.

Equity in Income/(loss) on Equity Method Investments

Our loss on equity method investments decreased from RMB 1.5 million in 2020 to RMB149,000 (US$23,000) in 2021. This decrease was primarily as a result of two of the education service companies the operating entities invested in, namely, Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., reduced losses in 2021.

Others, Net

Our net income from others decreased from a gain of RMB4.6 million in 2020 to a gain of RMB0.6 million (US$99,000) in 2021.

Income/(Loss) Before Income Tax

As a result of the foregoing, we had a loss before income tax of RMB407.0 million in 2020, as compared to a loss before income tax of RMB406.5 million (US$63.8 million) in 2021.

Income Tax Expense/Benefit

We had income tax expense of RMB5.8 million in 2020, as compared to income tax benefit of RMB20.2 million (US$3.2 million) in 2021.

Net Income/(Loss)

As a result of the foregoing, we had net loss of RMB412.8 million in 2020, as compared to a net loss of RMB386.3 million (US60.6 million) in 2021.

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Revenues

The total revenue decreased by 38.0% from RMB1,447.9 million in 2019 to RMB897.0 million in 2020, primarily as a result of the adverse impact of the COVID-19 pandemic in 2020.

For general adult ELT, revenues decreased from RMB784.0 million in 2019 to RMB333.5 million in 2020, for overseas training services, revenues decreased from RMB203.7 million in 2019 to RMB130.6 million in 2020, and for Junior ELT, revenues decreased from RMB167.9 million in 2019 to RMB130.3 million in 2020.This decrease in revenues was largely driven by the temporary closure of learning centers during the period due to the COVID-19 pandemic.

For online ELT, revenues increased from RMB260.3 million in 2019 to RMB289.7 million in 2020. On the one hand, the COVID-19 has promoted the development of online education, and more consumers are actively choosing online education platforms. On the other hand, the competitive advantages of efficient omnichannel platform and rising brand awareness also give the operating entities a competitive advantage in terms of customer acquisition.

Cost of revenue

The total cost of revenue decreased by 19.6% from RMB755.4 million in 2019 to RMB607.1 million in 2020. This was predominantly due to efforts to optimize costs and drive greater operating efficiencies in response to the COVID-19 pandemic.

Gross Profit and Gross Profit Margin

As a result of the foregoing, the gross profit decreased by 58.1%, from RMB692.5 million in 2019 to RMB290.0 million in 2020. The gross profit margin decreased from 47.8% in 2019 to 32.3% in 2020 due to the negative impact of COVID-19 for the majority of the year.

Selling and Marketing Expenses

The selling and marketing expenses decreased by 29.1% from RMB438.0 million in 2019 to RMB310.4 million in 2020, primarily as a result of lower marketing activity due to the temporary closure of offline learning centers during COVID-19 in 2020.

General and Administrative Expenses

The general and administrative expenses decreased by 22.6% from RMB449.9 million in 2019 to RMB348.4 million in 2020. This increase was primarily due to (i) the decreased staff cost, rental and other expenses for the offices due to the temporary closure of learning centers during COVID-19 in 2020; (ii) an increase in provision for impairment of goodwill and accounts receivable from franchisees as these related learning centers were closed; (iii) share-based compensation expenses; and (iv) warrant financing expenses.

Research and Development Expenses

The research and development expenses decreased by 1.4% from RMB32.3 million in 2019 to RMB31.9 million in 2020.

Interest Income

The interest income decreased by 72.6% from RMB1.6 million in 2019 to RMB448,000 in 2020 mainly the decrease of interest income from cash deposit in 2020.

Interest Expenses

The interest expenses increased from RMB2.5 million in 2019 to RMB6.1 million in 2020. This increase was primarily because we borrowed additional bank loans in 2020 and incurred related interest expenses.

Foreign Exchange Gain/(Loss), net

We had a net total of RMB19,000 foreign exchange loss in 2019, as compared to a net total of RMB382,000 foreign exchange loss in 2020.

Gains/(losses) on disposal and closure of subsidiaries and branches

Our losses on disposal and closure of subsidiaries and branches increased from RMB 583,000 in 2019 to RMB31.9 million in 2020. Due to the COVID-19 outbreak in 2020, the operating entities optimized the layout of offline centers and closed some offline learning centers, which resulted in large disposal losses.

Gains on Short-term investments

Our gains on short-term investments increased from nil in 2019 to RMB495,000 in 2020, mainly due to gain from our investment in financial instruments.

Government Grants

We had a total of RMB5.8 million government grants in 2019, as compared to RMB28.1 million (in 2020. Such government grants were non-recurring in nature and could fluctuate.

Equity in Income/(loss) on Equity Method Investments

Our gain on equity method investments was RMB2.7 million in 2019, and loss on equity method investments RMB1.5 million in 2020. This decrease was primarily as a result of two of the education service companies the operating entities invested in, namely, Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., generated a loss because of the impact of the COVID-19 pandemic.

Others, Net

Our net income from others increased from a gain of RMB4.0 million in 2019 to a gain of RMB4.6 million in 2020.

Income/(Loss) Before Income Tax

As a result of the foregoing, we had a loss before income tax of RMB215.5 million in 2019, as compared to a loss before income tax of RMB407.0 million in 2020.

Income Tax Expense/Benefit

We had income tax expense of RMB9.6 million in 2019, as compared to income tax expense of RMB5.8 million in 2020.

Net Income/(Loss)

As a result of the foregoing, we had net loss of RMB225.1 million in 2019, as compared to a net loss of RMB412.8 million in 2020.

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

Adjusted net income represents net income/(loss) before share-based compensation and offering expenses. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	40,342	53,445	(225,068)	(412,783)	(386,297)	(60,619)
Add:
Share-based compensation expenses	7,886	7,648	96,661	52,256	23,334	3,662
Offering expenses	—	14,766	28,123	—	—	—
Warrant financing				41,118	2,404	377
Adjusted net (loss)/income	48,228	75,859	(100,284)	(319,409)	(360,559)	(56,579)

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses and offering expenses. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2017	2018	2019	2020	2021
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	40,342	53,445	(225,068)	(412,783)	(386,297)	(60,619)
Subtract:
Net interest income/(loss)	4,094	1,142	(820)	(5,653)	(2,060)	(324)
Add:
Income tax expense/(benefit)	19,539	14,454	9,608	5,803	(20,239)	(3,176)
Depreciation and amortization	36,768	54,944	58,453	55,950	37,881	5,944
EBITDA	92,555	121,701	(156,187)	(345,377)	(366,595)	(57,527)
Add:
Share-based compensation expenses	7,886	7,648	96,661	52,256	23,334	3,662
Offering expenses	—	14,766	28,123	—	—	—
Warrant financing	—	—	—	41,118	2,404	377
Adjusted EBITDA	100,441	144,115	(31,403)	(252,003)	(340,857)	(53,488)

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for 2019, 2020 and 2021.

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

As a Cayman Islands holding company, we may receive dividends from our PRC subsidiaries, Zhuhai Meten and Zhuhai Likeshuo. The PRC Enterprise Income Tax Law and its implementing rules provide that dividends paid by a PRC entity to a non-resident enterprise for income tax purposes is subject to PRC withholding tax at a rate of 10%, subject to reduction by an applicable tax treaty with China. Pursuant to the Arrangement between the PRC and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, the withholding tax rate with respect to the payment of dividends by a PRC enterprise to a Hong Kong enterprise may be reduced to 5% from a standard rate of 10% if the Hong Kong enterprise directly holds at least 25% of the PRC enterprise. Pursuant to the Notice of the State Administration of Taxation on the Issues concerning the Application of the Dividend Clauses of Tax Agreements, or SAT Circular 81, a Hong Kong resident enterprise must meet the following conditions, among others, in order to apply the reduced withholding tax rate: (i) it must be a company; (ii) it must directly own the required percentage of equity interests and voting rights in the PRC resident enterprise; and (iii) it must have directly owned such required percentage in the PRC resident enterprise throughout the 12 months prior to receiving the dividends. In October 2019, the State Administration of Taxation promulgated the Measures for Administration of Non-Resident Taxpayers’ Enjoyment of the Treatment under Tax Treaties, or SAT Circular 35, which became effective on January 2020. SAT Circular 35 provides that non-resident enterprises are not required to obtain pre-approval from the relevant tax authority in order to enjoy the reduced withholding tax. Instead, non-resident enterprises and their withholding agents may, by self-assessment and on confirmation that the prescribed criteria to enjoy the tax treaty benefits are met, directly apply the reduced withholding tax rate, file the necessary forms when performing tax filings, and shall concurrently collect and retain the relevant documents for inspection according to relevant regulations, and accept tax authorities’ post-filing administration. Accordingly, we may be able to benefit from the 5% withholding tax rate for the dividends it receives from Zhuhai Meten and Zhuhai Likeshuo, if they satisfy the conditions prescribed under SAT Circular 81 and other relevant tax rules and regulations. However, according to SAT Circular 81 and SAT Circular 35, if the relevant tax authorities consider the transactions or arrangements we have are for the primary purpose of enjoying a favorable tax treatment, the relevant tax authorities may adjust the favorable withholding tax in the future.

If our holding company in the Cayman Islands or any of our subsidiaries outside of China were deemed to be a “resident enterprise” under the PRC Enterprise Income Tax Law, it would be subject to enterprise income tax on its worldwide income at a rate of 25%, which could result in unfavorable tax consequences to us and our non-PRC shareholders. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in China—If we are classified as a PRC ‘resident enterprise,’ we could be subject to PRC income tax at the rate of 25% on our worldwide income, and holders of our ordinary shares may be subject to a PRC withholding tax upon the dividends payable and upon gain from the sale of our ordinary shares.”

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2019, 2020 and 2021, we had RMB140.1 million, RMB90.1 million and RMB168.4 million (US$26.4 million), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

We intend to finance future working capital requirements and capital expenditures from cash generated from operating activities, and funds raised from financing activities, including the net proceeds we received from the transactions. As an offshore holding company, we are permitted under PRC laws and regulations to provide funding to our PRC subsidiaries through loans or capital contributions, subject to applicable regulatory approvals. We cannot assure you that we will be able to obtain these regulatory approvals on a timely basis, if at all. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure—The PRC regulation of loans and direct investments in PRC subsidiaries by offshore holding companies and governmental control of currency conversion may delay us from using the working capital to make loans or additional capital contributions to our PRC subsidiaries, our affiliated entities, which could harm our liquidity and our ability to fund and expand our business.” We believe that our current available cash and cash equivalents will be sufficient to meet our working capital requirements and capital expenditures in the ordinary course of business for the next twelve months.

However, we may require additional cash resources due to the changing business conditions or other future developments, including any investment or acquisition we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities or borrow from banks. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our ability to pay dividends to our shareholders.

As a holding company with no material operations of our own, we are a corporation separate and apart from our subsidiaries and the VIEs and their subsidiaries and, therefore, must provide for our own liquidity. We conduct our operations in China primarily through our affiliated entities. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries, the VIEs and their subsidiaries and learning centers. If our PRC subsidiaries or any newly formed PRC subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries are permitted to pay dividends to us only out of their respective retained earnings, if any, as determined in accordance with Chinese accounting standards and regulations.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2019	2020	2021
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash flow Data:
Net cash flow used in operating activities	(21,571)	(343,218)	(459,303)	(72,075)
Net cash used in investing activities	(89,159)	(680)	(71,943)	(11,289)
Net cash generated from financing activities	72,995	292,640	608,017	95,411
Net increase/(decrease) in cash and cash equivalents and restricted cash	(37,735)	(51,258)	76,771	12,047
Cash and cash equivalents and restricted cash at the beginning of year	189,466	151,731	100,473	15,766
Cash and cash equivalents and restricted cash at the end of year	151,731	100,473	177,244	27,813

Operating Activities

Net cash flow used in operating activities amounted to RMB21.6 million for the year ended December 31, 2019. The difference between our net loss of RMB225.1 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB58.5 million; (ii) amortization of operating lease right-of-use assets of RMB134.8 million; (iii) share-based compensation expenses of RMB96.7 million; and (iv) an increase in financial liabilities from contracts with customers of RMB66.9 million, partially offset by (i) a decrease in operating lease liabilities of RMB121.3 million; (ii) an increase in accounts receivable of RMB42.2 million; and (iii) a decrease in deferred revenue of RMB35.3 million. Operating lease liabilities decreased mainly due to an increase of payments for leased assets. Our accounts receivable relates to the franchise fees to be received from our franchised learning centers, which increased for the year ended December 31, 2019 because we usually settle these franchise fees with franchised learning centers at year end. The decrease in deferred revenue for the year ended December 31, 2019 mainly as a result of the reduction in the increase of gross billings due to slower increase in student enrollment in general adult ELT business in the year ended December 31, 2019, whereas we continue to recognize revenue proportionately as the course hours were consumed for the main general adult ELT courses or on a straight line basis over the entire main general adult ELT course period for supplementary general adult ELT courses, in accordance with our revenue recognition policy.

Net cash flow used in operating activities amounted to RMB343.2 million for the year ended December 31, 2020. The difference between our net loss of RMB412.8 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB56.0 million; (ii) amortization of operating lease right-of-use assets of RMB125.5 million; (iii) Warrant financing expenses of RMB41.1 million; (iv) share-based compensation expenses of RMB52.3 million; and (v) a decrease in financial liabilities from contracts with customers of RMB105.5 million, partially offset by (i) a decrease in operating lease liabilities of RMB107.0 million; (ii) an increase in accounts receivable of RMB22.1 million; and (iii) a decrease in deferred revenue of RMB80.0 million. Operating lease liabilities decreased mainly due to the closure of some learning centers and the withdrawal of lease. Our accounts receivable relates to the franchise fees to be received from franchised learning centers, which increased for the year ended December 31, 2020 because we have received some students who have been transferred from the franchise center. The decrease in deferred revenue for the year ended December 31, 2020 was mainly as a result of the decrease of gross billings due to the COVID-19 pandemic.

Net cash flow used in operating activities amounted to RMB459.3 million for the year ended December 31, 2021. The difference between our net loss of RMB386.3 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB37.9 million; (ii) amortization of operating lease right-of-use assets of RMB72.5 million; (iii) impairment loss of goodwill of RMB81.6 million; (iv) share-based compensation expenses of RMB23.3 million; and (v) loss on disposal and closure of subsidiaries and branches of RMB37.8 million, partially offset by (i) a decrease in operating lease liabilities of RMB71.2 million; (ii) an decrease in financial liabilities from contracts with customers of RMB46.6 million; and (iii) a decrease in deferred revenue of RMB140.3 million. Operating lease liabilities decreased mainly due to the closure of some learning centers and the withdrawal of lease. The decrease in deferred revenue and financial liabilities from contracts with customers for the year ended December 31, 2021 was mainly as a result of the decrease of gross billings due to the resurgence of COVID-19 and a reduction in the number of offline learning centers.

Investing Activities

Net cash used in investing activities amounted to RMB89.2 million for the year ended December 31, 2019, which was primarily attributable to (i) the advances to related parties of RMB45.0 million; (ii) the purchases of property and equipment of RMB86.5 million; and (iii) acquisition of subsidiaries of RMB38.6 million in connection with the acquisitions of certain franchised learning centers in Yunan, Jiangsu and Anhui Provinces, partially offset by (i) the repayment of advances to related parties of RMB64.1 million; and (ii) the repayment of loan to a third party of RMB20.0 million.

Net cash used in investing activities amounted to RMB680,000 for the year ended December 31, 2020, which was primarily attributable to (i) Purchase of short-term investments RMB 42.0 million; (ii) the purchases of property and equipment of RMB25.7 million; and (iii) the advances to related parties of RMB10.2 million, partially offset by (i) the proceeds from maturity of short-term investments RMB 42.5 million; (ii) the proceeds from disposal of property and equipment RMB 22.7 million, and (iii) the repayment of advances to related parties of RMB11.9 million.

Net cash used in investing activities amounted to RMB71.9 million for the year ended December 31, 2021, which was primarily attributable to (i) the purchases of property and equipment of RMB73.1 million; and (ii) the advances to related parties of RMB44.2 million, partially offset by repayment of advances to related parties of RMB 44.9 million.

Financing Activities

Net cash flow generated from financing activities amounted to RMB73.0 million for the year ended December 31, 2019, which was primarily attributable to (i) the proceeds from bank loans of RMB107.0 million; and (ii) the proceeds of advances from related parties of RMB31.1 million, partially offset by (i) the repayment of advances from related parties of RMB50.3 million; and (ii) the repayment of bank loans of RMB15.0 million.

Net cash flow generated from financing activities amounted to RMB292.6 million for the year ended December 31, 2020, which was primarily attributable to (i) the proceeds from recapitalization of RMB216.2 million; and (ii) the proceeds from bank loans of RMB185.0 million; and (iii) the proceeds of advances from related parties of RMB63.7 million, partially offset by (i) the repayment of advances from related parties of RMB14.3 million; and (ii) the repayment of bank loans of RMB143.1 million.

Net cash flow generated from financing activities amounted to RMB608.0 million for the year ended December 31, 2021, which was primarily attributable to (i) the proceeds from recapitalization of RMB744.3 million; and (ii) the proceeds from bank loans of RMB27.0 million; and (iii) the proceeds of advances from related parties of RMB97.5 million, partially offset by (i) the repayment of advances from related parties of RMB105.9 million; and (ii) the repayment of bank loans of RMB154.9 million.

Capital Expenditures

Our capital expenditures amounted to RMB86.5 million, RMB25.7 million and RMB73.1 million (US$11.5 million) in 2019, 2020 and 2021, respectively, for purchases of property and equipment and intangible assets, such as mining machines, course materials and software. We will continue to make capital expenditures to meet the expected growth of the business and expect that cash generated from operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

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

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2021 to December 31, 2021 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.	Critical Accounting Estimates

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

Students can attend general adult ELT courses and international standardized test preparation courses for predetermined course hours in a predetermined period of time. Supplementary general adult ELT courses can be attended without limit in such period of time. Generally, students are entitled to a short-term course trial period/trial courses which commence on the date the course begins or the date of contract signed. Refunds are provided to students if they decide not to participate in such course within the trial period/trial courses. In addition, the operating entities offer refunds amount to 70% of the uncompleted course fees to students who withdraw from such courses, provided attended classes are less than or equal to 30% of total course hours of such course at the time of withdrawal. No refund will be provided to students who have attended more than 30% of the total course hours the underlying course.

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

Online ELT

The operating entities operate “Likeshuo” platform to offer online live streaming ELT courses. Students enrolled for online courses by using prepaid study cards. For courses offered on the “Likeshuo” platform, the operating entities typically allow refunds of the course fees for any undelivered course hours after deducting a platform operation charge associated with the delivering such courses online, provided that a student can apply for refund at any time during these courses.

The proceeds collected for the study cards are initially recorded as financial liabilities from contracts with customers. Revenues are generally recognized proportionately as the course/service hours are delivered.

Junior ELT

The operating entities offer junior ELT services under the “Meten” brand and “ABC” brand. Students attend the classroom-based training for predetermined course hours in a predetermined period of time.

We assess and consider a number of factors when determining the transaction price. In making such assessment, we consider price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered under the “Meten” brand, the refund policy is similar to general adult ELT service. For courses offered under our “ABC” brand, customers are generally entitled to a refund that is proportionate to incomplete course hours after a deduction of RMB2,000 as early contract termination fee if such customer requests for a refund within 30 days upon the commencement of the course. No refund will be provided if a customer requests a refund after 30 days upon the commencement of the course. Course fee received are initially recorded as financial liabilities from contracts with customers. Within the 30-day trial period, recognition of revenue is recorded as a reduction of the related financial liabilities from contracts with customers. After 30 days and upon the commencement of the course, the remaining financial liabilities from contracts with customers are reclassified as deferred revenue in the consolidated balance sheet and the recognition of revenue is recorded as a reduction of the deferred revenue. Revenues are generally recognized proportionately as the course hours are delivered.

Sales of goods

Sales of goods are primarily derived from (i) the sales of food and beverages at self-operated learning centers; and (ii) the delivery of education materials and assessment report of level of English proficiency as included in the package of general adult ELT. Revenue is recognized when the customer takes possession of and accepts the products.

Other English language-related services

Revenues from other English language-related services are primarily derived from franchised learning centers through which the franchisees are authorized to use the operating entities’ brands and are required to adopt the centralized management system. A one-time initial franchise fee and one-time design consulting fee or a one-time renewal franchise fee is received when a franchise agreement is entered into or renewed. During the term of the franchise agreement, each franchised learning center are charged recurring monthly franchise fees based on an agreed percentage of its collected course and service fees and related individual course materials fees. The revenue of initial/renewal franchise fee is recognized on a straight-line basis over the franchise period. The revenue of the one-time design consulting fee is recognized when the consulting service is provided. The revenue of recurring franchise fee is recognized when the franchisee and the operating entities confirm and agree the calculation of the fee at the end of each month during the franchise period.

Lease

We adopted ASU No. 2016-02, “Leases” on January 1, 2019. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current and non-current lease liabilities on the Group’s consolidated balance sheets.

ROU lease assets represent the right to use an underlying asset for the lease term and lease obligations represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the operating entities’ leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU assets also include initial direct costs incurred and any lease payments made to the lessor at or before the commencement date, minus any lease incentives received. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Siguang Peng(2)(3)	42	Chief Executive Officer, Director
Jishuang Zhao(2)(3)	45	Director
Guangqing Sun(1)	36	Independent Director
Zhiyi Xie(1)(2)(3)	42	Independent Director
Jianlin Yu(1)	44	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

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

Guangqing Sun has served as the chief executive officer of Kongzhong Corporation, a former Nasdaq listed company, since September 2019. Mr. Sun has also served as an instructor of social practice at the School of Management of Jinan University in the People’s Republic of China since August 2016. From January 2015 to August 2019, Mr. Sun served as the chief financial officer, secretary and vice general manager of Qtone Education Group (SZSE: 300359). From July 2008 to December 2014, Mr. Sun served as an audit manager at Guangdong Zhengzhong Pearl River Accounting Firm LLP. Mr. Sun received a bachelor’s degree in Business Administration from Jinan University in Guangzhou in 2008 and an executive master of business administration degree from China Europe International Business School in 2019.

Jianlin Yu has over 20 years of experience in management, investment and financing. Mr. Yu has served as an executive partner at GTJA Investment Group since March 2016. From June 2013 to December 2015, Mr. Yu served as a vice president at Zhuangyimei Health Investment Management Co., Ltd. Prior to that, Mr. Yu served as the general manager at Shenzhen Ruici Health Management Co., Ltd. from April 2011 to May 2013. Mr. Yu received a bachelor’s degree in Aircraft Power Engineering from Northwestern Polytechnical University in 1999 and received a master’s degree in Automatic control from South China University of Technology in 2002 and an executive master of business administration degree from China Europe International Business School in 2013.

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

Voting Agreement

On March 30, 2020, the Company, Meten and certain shareholders of Meten and stockholders of the Company entered into a voting agreement (“Voting Agreement”) pursuant to which they agreed to nominate nine members to our board of directors, including Benjamin Vedrenne-Cloquet, Charles McIntyre, and Jishuang Zhao, Siguang Peng and Yupeng Guo, the founders of Meten, and Yongchao Chen, Yanli Chen, Zhiyi Xie, and Ying Cheng and to take all actions necessary to vote all our ordinary shares beneficially owned by them for the election of such persons until the third anniversary of the closing.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	5	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B.	Compensation of Directors and Executive Officers

Overview

For the fiscal year ended December 31, 2021, we and our subsidiaries paid aggregate cash compensation of approximately RMB1.5 million (US$0.2 million) to our directors and executive officers as a group. For information regarding options granted to officers and directors, see “— Share Incentive Plans.” We do not pay or set aside any amounts for pensions, retirement or other benefits for officers and directors.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes for our employees, directors and service providers the outstanding options granted under the 2020 Plan as of December 31, 2021. The numbers presented in the following table have not been adjusted to retroactively reflect the 30-to-1 ordinary share consolidation effected on May 4, 2022.

Name	Our Ordinary Shares	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
All non-executive employees as a group	306,500	306,500		6/25/2021
Maggie Zeng	1,100,000	1,100,000		6/25/2021

Total	1,406,500	1,406,500

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

2020 Plan

In connection with the Mergers, we adopted a new incentive plan to replace the 2018 Plan. We rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 1,418,500 of our ordinary shares were issued and outstanding on December 31, 2021 (47,284 ordinary shares, if retroactively adjusted to reflect the 30-to-1 ordinary share consolidation effected on May 4, 2022). Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 3.5% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Mergers.

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

Our board of directors consists of five directors, including three independent directors, namely, Zhiyi Xie, Guangqing Sun, and Jianlin Yu. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his or her interest at a meeting of our directors at which the question of entering into the contract or arrangement is first considered. Subject to the Nasdaq Capital Market rules and separate requirement for audit committee approval under applicable law, and unless disqualified by a majority of the board of directors not including the interested director, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that he or she may be interested therein, and may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital and subject to applicable law, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Duties of Directors

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our amended and restated memorandum and articles of association. A shareholder has the right to seek damages if a duty owed by our directors is breached.

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

Audit Committee

Our audit committee consists of Mr. Guangqing Sun (chairman of our audit committee), Mr. Zhiyi Xie and Mr. Jianlin Yu. We have determined that each of Mr. Guangqing Sun, Mr. Zhiyi Xie and Mr. Jianlin Yu satisfies the “independence” requirements of Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Mr. Guangqing Sun qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions; and

●	meeting separately and periodically with management and the independent auditors; and monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee

Our compensation committee consists of Mr. Jishuang Zhao (chairman of our compensation committee), Mr. Siguang Peng and Mr. Zhiyi Xie. We have determined that Mr. Zhiyi Xie satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The compensation committee assists the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Jishuang Zhao (chairman of our nominating and corporate governance committee), Mr. Siguang Peng and Mr. Zhiyi Xie. We have determined that Mr. Zhiyi Xie satisfies the “independence” requirements of Rule 5605 of the Nasdaq Stock Market Rules. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee is responsible for, among other things:

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

We had 5,491, 3,721 and 1,229 full-time employees as of December 31, 2019, 2020 and 2021, respectively. The following table sets forth the numbers of full-time employees, categorized by function, as of December 31, 2021:

Function	Employees at Offline Learning Centers	Employees for Online Platform	Total Number of Employees (Offline and Online)
Teaching staff(1)	579	85	664
Management staff	58	6	64
Sales, marketing and customer services	264	51	315
Research and development(2)	29	27	56
General and administration	118	12	130
Total	1,048	181	1,229

(1)	Teaching staff includes the full-time teachers, study advisors and teaching service staff.

(2)	Includes personnel dedicated to products, course content and IT systems development.

As of December 31, 2021, 360 part-time teachers were employed for offline ELT business. A deep pool of approximately 45,000 teachers were established and these teachers have registered with the “Likeshuo” platform and are accessible by the students online, including approximately 19,000 foreign teachers.

The operating entities enter into employment contracts with full-time employees. In addition to salaries and benefits, full-time employees can receive performance-based bonuses and commission-based compensation for sales and marketing force.

As required by applicable laws and regulations in China, the operating entities participate in various employee social security plans that are organized by municipal and provincial governments for PRC-based full-time employees, including pension, unemployment insurance, maternity insurance, work-related injury insurance, medical insurance and housing funds. The operating entities are required under the PRC law to make contributions to statutory employee benefit plans from time to time for PRC-based full-time employees at specified percentages of the salaries, bonuses and certain allowances of such employees, up to a maximum amount specified by the local governments in China. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Business and Operations in the ELT Markets — Failure to make adequate contributions to various employee benefits plans as required by PRC regulations may subject the operating entities to penalties.”

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this annual report.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership based on 11,371,444 of our ordinary shares outstanding as of May 12, 2022 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares
Directors and Executive Officers (1)
Jishuang Zhao (2)	447,688	3.94%
Siguang Peng (3)	218,705	1.92%
Yupeng Guo (4)	111,949	0.98%
Zhiyi Xie	-	-
Guangqing Sun	-	-
Jianlin Yu	-	-
All directors and executive officers as a group	778,342	6.84%

5% or Greater Shareholders
None

(1)	Unless otherwise indicated, the business address of each of the individuals is 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, The People’s Republic of China.

(2)	Represents 447,688 ordinary shares directly held by JZ Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by JZ Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Jishuang Zhao. The registered office of JZ Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(3)	Represents 218,705 ordinary shares directly held by AP Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by AP Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Siguang Peng. The registered office of AP Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(4)	Represents 1 ordinary share held by Mr. Yupeng Guo and 111,948 ordinary shares directly held by RG Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by RG Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Yupeng Guo. The registered office of RG Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

*	less than 1%

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our best knowledge, as of May 12, 2022, we had 11,371,444 ordinary shares issued and outstanding, among which approximately 92.83% of those ordinary shares are held in the U.S., including CEDE & CO and two registered holders of record. The number of beneficial owners of our ordinary shares in the U.S. is likely much larger than the three record holders of our ordinary shares in the U.S.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

See “Item 6. Directors, Senior Management and Employees—E. Share Ownership.”

B.	Related Party Transactions

Contractual Arrangements with The VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Employment Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Related Parties

Amount due from related parties

As of December 31, 2020 and 2021, we had amounts due from Zhongshi Qile (Beijing) Culture Media Co., Ltd., or Zhongshi Culture, one of our then fellow subsidiaries, of RMB508,000 and RMB 29,000 (US$5,000), respectively, for various expenses in relation to our daily operation and employee compensation paid by Shenzhen Meten on behalf of Zhongshi Culture.

As of December 31, 2020 and 2021, we had amounts due from Shenzhen Meifu English Information Consulting Co., Ltd., or Meifu English, one of our then fellow subsidiaries, of RMB2.8 million and RMB2.5 million (US$0.4 million), respectively, for various expenses in relation to daily operation and employee compensation paid by Shenzhen Meten on behalf of Meifu English.

As of December 31, 2020 and 2021, we had amounts due from Xiamen Siming District Meten ELT School, or Xiamen Siming Meten School, one of our then fellow subsidiaries, of RMB246,000 and RMB2.3 million (US$0.4 million), respectively, for various expenses paid by Shenzhen Meten on behalf of Xiamen Siming Meten School.

As of December 31, 2021, we had amounts due from Beijing Wuyan Education Consulting Co., Ltd., or Wuyan Education, one of our then fellow subsidiaries, of 2.0 million for various expenses paid by Shenzhen Meten on behalf of Wuyan Education.

As of December 31, 2020 and 2021, we had amounts due from Meten International Educational Talent Management Service (Shenzhen) Co., Ltd., or Meten Talent Service, one of our then fellow subsidiaries, of RMB458,000 and RMB15,000 (US$2,000), respectively, for various expenses paid by Shenzhen Meten on behalf of Meten Talent Service.

As of December 31, 2020 and 2021, we had amounts due from Shenzhen Shuangge Technology Co., Ltd., or Shenzhen Shuangge, one of our then fellow subsidiaries, of RMB289,000 and RMB6,000 (US$1,000), respectively, for various expenses paid by Shenzhen Meten on behalf of Shenzhen Shuangge.

As of December 31, 2020 and 2021, we had amounts due from Shenzhen Yilian Education Investment Co. Ltd., or Shenzhen Yilian Education, one of our then fellow subsidiaries, of RMB401,000 and RMB385,000 (US$60,000), respectively, for various expenses paid by Shenzhen Meten on behalf of Shenzhen Shuangge.

As of December 31, 2020 and 2021, we had amounts due from Oxford International College Chengdu School, or Chengdu School, one of our then fellow subsidiaries, of RMB17,000 and RMB0, respectively, for various expenses paid by Shenzhen Meten on behalf of Chengdu School.

As of December 31, 2020 and 2021, we had amounts due from Shenzhen Meten Overseas Education, Consulting Co., Ltd., or Shenzhen Meten Overseas, one of our then fellow subsidiaries, of RMB3.3 million and RMB0, respectively, for various expenses paid by Shenzhen Meten on behalf of Shenzhen Meten Overseas.

Amount due to related parties

As of December 31, 2020 and 2021, we had amounts due to Chengdu School, one of our then fellow subsidiaries, of RMB2.1 million and RMB0, respectively, as a result of the reorganization of Meten.

As of December 31, 2020 and 2021, we had amounts due to Shenzhen Shuangge Technology Co., Ltd, one of our then fellow subsidiaries, of RMB1.1 million and RMB0, respectively, for various expenses paid by Shenzhen Shuangge Technology on behalf of Shenzhen Meten.

As of December 31, 2020 and 2021, we had amounts due to Mr. Jishuang Zhao, our director and one of our major shareholders, of RMB30.9 million and RMB30.5 million (US$4.8 million), respectively, as a result of Mr. Zhao’s advances to us.

As of December 31, 2021, we had amounts due to Meifu English, one of our then fellow subsidiaries, of RMB4.0 million and RMB7.8 million (US$1.2 million), respectively, for various expenses in relation to daily operation and employee compensation paid by Meifu English on behalf of Shenzhen Meten..

As of December 31, 2020 and 2021, we had amounts due to Meten Talent Service, one of our then fellow subsidiaries, of RMB4.9 million and RMB108,000 (US$17,000), respectively, for various expenses paid by Meten Talent Service on behalf of Shenzhen Meten.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become a party to various legal or administrative proceedings arising in the ordinary course of our business, including actions with respect to intellectual property infringement, violation of third-party licenses or other rights, breach of contract and labor and employment claims. Except as otherwise disclosed in this annual report, we are currently not a party to, and we are not aware of any threat of, any legal or administrative proceedings that, in the opinion of our management, are likely to have any material and adverse effect on our business, financial condition, cash-flow or results of operations. We may periodically be subject to legal proceedings, investigations and claims relating to our business. We may also initiate legal proceedings to protect our rights and interests.

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

The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Act insofar as they relate to the material terms of our ordinary shares.

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

Classes of Ordinary Shares. We have only one class of ordinary shares with all shares carrying equal rights and ranking pari passu with one another

Voting Rights. In respect of all matters subject to a shareholders’ vote, holders of ordinary shares shall, at all times, vote together as one class on all matters submitted to a vote by the members at any such general meeting. Each ordinary share shall be entitled to one vote on all matters subject to the vote at our general meetings. Voting at any meeting of shareholders is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of such meeting or any one or more shareholders representing not less than 10% of the total voting rights of all the shareholders present in person or by proxy entitled to vote at the meeting.

An ordinary resolution to be passed at a meeting by the shareholders requires the affirmative vote of a simple majority of the votes attaching to the ordinary shares cast at a meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the votes cast attaching to the outstanding ordinary shares at a meeting and includes a unanimous written resolution. A special resolution will be required for important matters such as a change of name, reducing the share capital or making changes to our amended and restated memorandum and articles of association.

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

Redemption of Ordinary Shares. The Companies Act and our amended and restated articles of association permit us to purchase our own shares. In accordance with our amended and restated articles of association and provided the necessary shareholders or board approval have been obtained, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders of these shares, on such terms and in such manner, including out of capital, as may be determined by our board of directors.

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

Any action required or permitted to be taken at any annual or extraordinary general meetings may be taken only upon the vote of the shareholders at an annual or extraordinary general meeting duly noticed and convened in accordance with our amended and restated articles of association and the Companies Act and may not be taken by written resolution of shareholders without a meeting.

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

Indemnification of Directors and Officers. Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, willful neglect, civil fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association will provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their fraud or dishonesty.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is theretofore unenforceable.

C.	Material Contracts

On December 20, 2021, the Company entered into a joint venture agreement with Mr. Zhijun Liu, Ms. Yunning Li, Mr. Manning Liao and Mr. Xiaodong Feng, pursuant to which all parties agreed to form a joint venture for the purpose of engaging in the business of researching, developing, manufacturing and selling cryptocurrency mining machines. Upon the formation of the joint venture, the Company will hold 21% of the equity interests in the joint venture, with the option to acquire the equity interests held by the other parties under certain conditions as set forth in the agreement.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this section, “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D.	Exchange Controls

See “Item 4. Information on the Company—B. Business Overview—Regulations— Overview of the PRC laws and Regulations—PRC Laws and Regulations Relating to Foreign Exchange—Foreign Currency Exchange.”

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

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the ordinary shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the ordinary shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, ordinary shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently includes the New York Stock Exchange and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our ordinary shares, including the effects of any change in law after the date of this annual report.

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

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the U.S. Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, the value of our assets must be determined based on the market value of our ordinary shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our ordinary shares, our PFIC status will depend in large part on the market price of our ordinary shares. Accordingly, fluctuations in the market price of the ordinary shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend our liquid assets. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our ordinary shares from time to time) that may not be within our control. If we are a PFIC for any year during which you hold ordinary shares, we will continue to be treated as a PFIC for all succeeding years during which you hold ordinary shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the ordinary shares.

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

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) ordinary shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the ordinary shares as of the close of such taxable year over your adjusted basis in such ordinary shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the ordinary shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the ordinary shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the ordinary shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the ordinary shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such ordinary shares. Your basis in the ordinary shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “— Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

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

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our ordinary shares when inherited from a decedent that was previously a holder of our ordinary shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our ordinary shares, or a mark-to-market election and ownership of those ordinary shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our ordinary shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those ordinary shares.

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

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. Copies of reports and other information, when so filed with the SEC, can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The public may obtain information regarding the Washington, D.C. Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices, which are located at 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province, 518000, People’s Republic of China.

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

Concentration of Revenues

No single customer represented 10% or more of our revenues for the years ended December 31, 2019, 2020 and 2021.

Concentration of Accounts Receivable

We have not experienced any significant recoverability issue with respect to accounts receivable. We conduct credit evaluations on our franchisees and students under the installment payment arrangements and generally does not require collateral or other security from such franchisees and customers.

The following table summarized parties with greater than 10% of the accounts receivable:

	December 31,
	2019	2020	2021
	%	%	%
Receivables from Franchisee A	11	19	21
Receivables from Franchisee B	11	19	12
Receivables from Franchisee C	*	19	15
Receivables from Franchisee D	*	11	*
Receivables from Franchisee E	13	*	18
Receivables from Franchisee F	15	—	—

*	Less than 10%.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not applicable.

B.	Warrants and Rights

See Exhibit 2.7 to this annual report for description of our warrants.

C.	Other Securities

Not applicable.

D.	American Depositary Shares

Not applicable.

PART II.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Material Modifications to the Rights of Security Holders

See “Item 10. Additional Information” for a description of the rights of securities holders, which remain unchanged.

Use of Proceeds

Follow-on Offering

The following “Use of Proceeds” information relates to the registration statement on Form F-4, as amended (File number: 333-235859) and the registration statement on Form F-1, as amended (File number: 240081), in relation to an offering of (a) 250,000 units (including 250,000 underlying ordinary shares and 250,000 underlying warrants) issuable upon exercise of the outstanding unit purchase options; and (b) 10,355,000 ordinary shares issuable upon the exercise of 10,355,000 warrants of the Company (including the 250,000 warrants issuable upon the exercise of outstanding unit purchase options). None of the net proceeds we received from that offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. We still intend to use the proceeds from that offering as disclosed in our registration statement on Form F-1.

Tender offer for Warrants

The following “Use of Proceeds” information relates to the tender offer statement on Schedule TO, as amended (File number: 005-91479) in relation to the Company’s offer to the holders of outstanding warrants to purchase 12,705,000 ordinary shares, each with an exercise price of $11.50 per share, the opportunity to exercise the warrants at a temporarily reduced price of $1.40 per ordinary share. The tender offer for warrants terminated on January 5, 2021. The Company raised a total of $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 warrants as part of the tender offer. From January 5, 2021 to December 31, 2021, we used all of the net proceeds from this offering in the aggregate of US$5.73 million for general corporate purposes, including working capital needs and other corporate uses.

Shelf Registration

On May 13, 2021, we filed with the SEC a registration statement on Form F-3 (File No. 333-256087), utilizing a shelf registration process, which registration statement was declared effective by the SEC on May 21, 2021. Under this shelf registration process, we may, from time to time, in one or more offerings, offer and sell up to US$150,000,000 of any combination, together or separately, of our ordinary shares, par value US$0.0001 per share, preferred shares, debt securities, warrants, rights, and units, or any combination thereof as described in the accompanying prospectus.

On May 25, 2021, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 40,000,000 ordinary shares at a purchase price of US$1.00 per share. None of the net proceeds we received from that offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. Total gross proceeds to the Company from that offering are $42 million, before deducting underwriting discounts, commissions and other offering expenses payable by the Company. From May 25, 2021 to December 31, 2021, we used all of the net proceeds from this offering in the aggregate of US$37.02 million for general corporate purposes, including working capital needs and other corporate uses.

On September 3, 2021, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 22,500,000 ordinary shares at a purchase price of US$0.30 per share. In the same prospectus supplement, we also offered 177,500,000 pre-funded warrants to purchase 177,500,000 ordinary shares, exercisable at an exercise price of $0.0001 per share, at a purchase price of $0.2999 per pre-funded warrant. Total gross proceeds to the Company from that offering are $59.98 million, before deducting underwriting discounts, commissions and other offering expenses payable by the Company. As of the date of this annual report, all pre-funded warrants issued in that offering have been exercised. None of the net proceeds we received from that offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. From September 3, 2021 to December 31, 2021, we used approximately US$47.6 million out of the net proceeds from this offering for (i) acquiring new mining machines, (ii) the expansion of new businesses, including developing metaverse-related educational courses for adults, and (iii) general corporate purposes, including working capital needs and other corporate uses. We still intend to use the remaining proceeds from that offering as disclosed in the prospectus supplement.

On November 12, 2021, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 33,333,334 ordinary shares, directly to certain institutional investors pursuant to certain securities purchase agreement, dated November 9, 2021, at a purchase price of US$0.60 per share. Total gross proceeds to the Company from that offering are $20.00 million, before deducting placement agent fees and other offering expenses payable by the Company. None of the net proceeds we received from that offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. From November 12, 2021 to December 31, 2021, we used approximately US$9.9 million out of the net proceeds from this offering for (i) acquiring new mining machines, (ii) the expansion of new businesses, including developing metaverse-related educational courses for adults, and (iii) general corporate purposes, including working capital needs and other corporate uses. We still intend to use the remaining proceeds from that offering as disclosed in the prospectus supplement.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2021, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2021 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2021.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Guangqing Sun, a member of our audit committee (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees by categories specified below in connection with certain professional services rendered by Audit Alliance LLP, our independent registered public accounting firm, for the periods indicated. We did not pay any other fees to our independent registered public accounting firm during the periods indicated below.

Audit Alliance LLP

	For the Year Ended December 31,
(in thousands of US$)	2020	2021
Audit fees(1)	290	500
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	290	500

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Audit related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

Our audit committee is responsible for the oversight of our independent accountants’ work. The policy of our audit committee is to pre-approve all audit and non-audit services provided by Audit Alliance, including audit services, audit-related services, tax services and other services as described above, other than those for de minimis services which are approved by the audit committee prior to the completion of the audit.

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

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

In the course of auditing Meten International Education Group’s consolidated financial statements included in our annual report for the year ended December 31, 2019, filed with the SEC on June 4, 2020 (the “2019 Annual Report”), KPMG Huazhen LLP identified a material weakness. The material weakness identified related to our lack of a sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting.

Meten Holding Group Ltd.

On March 31, 2020, Meten Holding Group dismissed Marcum LLP as its independent registered public accounting firm and in May 2020, engaged KPMG Huazhen LLP as its independent registered public accounting firm in connection with the audit of its consolidated financial statements for the period from September 27, 2019 (inception) to December 31, 2019. The decision to authorize the engagement of KPMG Huazhen LLP was approved by our Audit Committee and Board of Directors.

The reports of Marcum LLP on Meten Holding Group’s financial statements for the period from September 27, 2019 (inception) through September 30, 2019 did not contain any adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles.

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

In the course of auditing Meten Holding Group’s consolidated financial statements included in the 2019 Annual Report, KPMG Huazhen LLP identified a material weakness. The material weakness identified related to our lack of a sufficient number of finance and accounting personnel or sufficiently trained finance and accounting personnel, as well as comprehensive accounting policies in accordance with U.S. GAAP financial reporting.

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

The consolidated financial statements of the Company and its subsidiaries as of December 31, 2019 and for the period from September 27, 2019 (inception) to December 31, 2019 and the consolidated financial statements of Meten International Education Group and its subsidiaries as of December 31, 2019 and for the years ended December 31, 2018 and 2019 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles. The decision to change independent auditor was not the result of any disagreement between the Company and KPMG Huazhen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure. During the period from May 2020 to December 31, 2020, and the subsequent period through the dismissal of KPMG Huazhen LLP, there were no “reportable events” as that term is described in paragraphs (A) through (D) of Item 16F(a)(1)(v) of Form 20-F.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Meten Holding Group Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1*	Amended and Restated Memorandum and Articles of Association of the Company, as currently effective
2.1	Specimen Warrant Certificate of the Company (Prior to Share Consolidation) (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on F-4 (file number 333-235859))
2.2	Specimen Unit Certificate of the Company (Prior to Share Consolidation) (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on F-4 (file number 333-235859))
2.3	Form of Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 4.8 to the Registration Statement on F-4 (file number 333-235859))
2.4*	Specimen Ordinary Share Certificate of the Company, as currently effective
2.5	Unit Purchase Option of Chardan Capital Markets, LLC (incorporated herein by reference to Exhibit 4.9 to the Registration Statement on F-4 (file number 333-235859))
2.6	Unit Purchase Option of I-Bankers Securities, Inc (incorporated herein by reference to Exhibit 4.10 to the Registration Statement on F-4 (file number 333-235859))
2.7*	Description of Securities
3.1	Voting Agreement between the Company and EdtechX, and certain other parties thereto dated March 30, 2020 (incorporated herein by reference to Exhibit 3.1 to the annual report on Form 20-F (file number 001-39258), filed with the SEC on June 4, 2020)
4.1	The ESOP Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on F-4 (file number 333-235859))
4.2	Form of Indemnification Agreement with our directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on F-4 (file number 333-235859))
4.3	Form of Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on F-4 (file number 333-235859))
4.4	English translation of Business Cooperation Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.4 to the Registration Statement on F-4 (file number 333-235859))
4.5	English translation of Business Cooperation Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.5 to the Registration Statement on F-4 (file number 333-235859))
4.6	English translation of Exclusive Technical Service and Management Consultancy Agreement among Zhuhai Meten and Shenzhen Meten and its subsidiaries, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.6 to the Registration Statement on F-4 (file number 333-235859))
4.7	English translation of Exclusive Consultancy and Technical Service Agreement among Zhuhai Likeshuo and Shenzhen Likeshuo and its subsidiaries, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.7 to the Registration Statement on F-4 (file number 333-235859))
4.8	English translation of Exclusive Call Option Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.8 to the Registration Statement on F-4 (file number 333-235859))
4.9	English translation of Exclusive Call Option Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.9 to the Registration Statement on F-4 (file number 333-235859))

4.10	English translation of Exclusive Equity Pledge Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.10 to the Registration Statement on F-4 (file number 333-235859))
4.11	English translation of Exclusive Equity Pledge Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.11 to the Registration Statement on F-4 (file number 333-235859))
4.12	English translation of Shareholders’ Rights Entrustment Agreement among Zhuhai Meten, Shenzhen Meten and its subsidiaries and shareholders of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.12 to the Registration Statement on F-4 (file number 333-235859))
4.13	English translation of Shareholders’ Rights Entrustment Agreement among Zhuhai Likeshuo, Shenzhen Likeshuo and its subsidiaries and shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.13 to the Registration Statement on F-4 (file number 333-235859))
4.14	English translation of Spouse Undertakings provided by the spouse of each individual shareholder of Shenzhen Meten, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.14 to the Registration Statement on F-4 (file number 333-235859))
4.15	English translation of Spouse Undertakings provided by the spouse of each individual shareholders of Shenzhen Likeshuo, dated November 23, 2018 (incorporated herein by reference to Exhibit 10.15 to the Registration Statement on F-4 (file number 333-235859))
4.16	English translation of supplemental agreement to the contractual arrangements among Shenzhen Meten, Zhuhai Meten and its subsidiaries and shareholders of Shenzhen Meten, dated April 2, 2019 (incorporated herein by reference to Exhibit 10.16 to the Registration Statement on F-4 (file number 333-235859))
4.17	Registration Rights Agreement between the Company and Every Bridge Limited, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.18	Registration Rights Agreement between the Company and Xiamen ITG Education Group CO., LTD, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.19	Form of Amended and Restated Registration Rights Agreement between Holdco and the Investors party thereto (incorporated herein by reference to Exhibit 10.19 to the Registration Statement on F-4 (file number 333-235859))
4.20	Registration Rights Agreement between the Company and Meten Shareholders, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.21	Joint Venture Agreement between the Company and certain individuals, dated December 20, 2021 (incorporated herein by reference to Exhibit 10.1 to the Report of Foreign Private Issuers on Form 6-K (file number 001- 39258), as filed with the SEC on December 22, 2021)
4.22*	Strategic Cooperation Agreement between the Company and AGM Group Holdings Inc., dated October 26, 2021
8.1*	List of Principal Subsidiaries and VIEs
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
15.2*	Consent of Commerce & Finance Law Offices
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

Date: May 16, 2022

METEN HOLDING GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Meten Holding Group Ltd. and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meten Holding Group Ltd. (the “Company”) and the subsidiaries (the “Group”) as of December 31, 2021 and 2020, the related consolidated statements of comprehensive loss, changes in shareholder’s equity (deficit), and cash flows for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

Substantial doubt about the Company’s ability to continue as a going concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, during the year ended December 31, 2021, the Group incurred a net loss of RMB 386,297 and had a net operating cash outflow of RMB459,303. As of December 31, 2021, the Group had a net current liabilities of RMB 325,113. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to this matter are also discussed in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

May 16, 2022

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
ASSETS
Current assets
Cash and cash equivalents		90,115	168,404	26,426
Contract assets	7(a)	6,194	5,323	835
Accounts receivable, net	7	27,013	44,291	6,950
Other contract costs		47,125	32,241	5,059
Prepayments and other current assets	8	50,658	117,735	18,475
Amounts due from related parties	22(b)	7,934	7,265	1,140
Prepaid income tax		14,460	14,479	2,272

Total current assets		243,499	389,738	61,157

Non-current assets
Restricted cash		10,358	8,840	1,387
Other contract costs		9,316	11,149	1,750
Equity method investments	9	24,552	24,403	3,829
Property and equipment, net	10	146,891	85,803	13,464
Operating lease right-of-use assets	16	322,559	105,551	16,563
Intangible assets, net	11	19,337	14,675	2,303
Deferred tax assets	12	6,997	25,991	4,079
Goodwill	13	274,567	192,962	30,280
Long-term prepayments and other non-current assets	8	40,754	26,254	4,122

Total non-current assets		855,331	495,628	77,777

Total assets		1,098,830	885,366	138,934

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable (including amounts of variable interest entities (“VIEs”) without recourse to the Company of RMB 9,762 and RMB 15,881 as of December 31, 2020 and 2021, respectively)		17,013	16,164	2,536
Bank loans (including amounts of VIEs without recourse to the Company of RMB 133,900 and RMB 6,000 as of December 31, 2020 and 2021, respectively )	15	133,900	6,000	942
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 341,934 and RMB 213,006 as of December 31, 2020 and 2021, respectively)	7(b)	341,934	213,006	33,425
Salary and welfare payable (including amounts of VIEs without recourse to the Company of RMB 65,927 and RMB 26,075 as of December 31, 2020 and 2021, respectively)		67,609	27,404	4,300
Financial liabilities from contracts with customers (including amounts of VIEs without recourse to the Company of RMB 384,561 and RMB 337,932 as of December 31, 2020 and 2021, respectively)	7(b)	384,561	337,932	53,029
Accrued expenses and other payables (including amounts of VIEs without recourse to the Company of RMB 43,009 and RMB 7,733 as of December 31, 2020 and 2021, respectively)	14	46,030	36,575	5,739
Income taxes payable (including amounts of VIEs without recourse to the Company of RMB 267 and RMB 195 as of December 31, 2020 and 2021, respectively)		267	195	31
Amounts due to related parties (including amounts of VIEs without recourse to the Company of RMB159,739 and RMB 685,287 as of December 31, 2020 and 2021, respectively)	22(b)	50,192	41,758	6,553
Current operating lease liabilities (including amounts of VIEs without recourse to the Company of RMB 131,151 and RMB 35,817 as of December 31, 2020 and 2021, respectively)	16	131,151	35,817	5,620
Total current liabilities		1,172,657	714,851	112,175

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
Non-current liabilities
Deferred revenue (including amounts of VIEs without recourse to the Company of RMB 46,927 and RMB 35,546 as of December 31, 2020 and 2021, respectively)	7(b)	46,927	35,546	5,578
Deferred tax liabilities (including amounts of VIEs without recourse to the Company of RMB 7,661 and RMB 4,433 as of December 31, 2020 and 2021, respectively)	12	7,661	4,433	696
Operating lease liabilities (including amounts of VIEs without recourse to the Company of RMB 200,409 and RMB 59,824 as of December 31, 2020 and 2021, respectively)	16	200,409	59,824	9,388
Non-current tax payable (including amounts of VIEs without recourse to the Company of RMB 33,718 and RMB 34,137 as of December 31, 2020 and 2021, respectively)		33,718	34,137	5,357

Total non-current liabilities		288,715	133,940	21,019

Total liabilities		1,461,372	848,791	133,194

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2020	2021
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 3(c))
Shareholders’ equity (deficit)
Ordinary shares (US$0.003 par value; 16,666,667 shares authorized; 1,895,819 and 11,371,444 shares issued outstanding as of December 31, 2020 and 2021) *	21	37	217	34
Additional paid-in capital		557,535	1,342,769	210,710
Accumulated deficit		(936,247)	(1,320,546)	(207,222)

Total equity (deficit) attributable to shareholders of the Company		(378,675)	22,440	3,522
Non-controlling interests		16,133	14,135	2,218

Total equity (deficit)		(362,542)	36,575	5,740

Commitments and contingencies	23	-	-	-

Total liabilities and shareholders' equity(Deficit)		1,098,830	885,366	138,934

*	Retrospectively restated due to thirty for one reverse stock split, see Note 21

METEN HOLDING GROUP LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000	US$’000
					Unaudited
					(Note 3(c))
Revenues	18	1,447,899	897,035	728,996	114,395
Cost of revenues		(755,356)	(607,077)	(483,701)	(75,903)
Gross profit		692,543	289,958	245,295	38,492
Operating expenses:
Selling and marketing expenses		(437,986)	(310,433)	(250,850)	(39,364)
General and administrative expenses		(449,903)	(348,435)	(341,455)	(53,582)
Research and development expenses		(32,333)	(31,878)	(18,413)	(2,889)
Loss from operations		(227,679)	(400,788)	(365,423)	(57,343)
Other income (expenses):
Interest income		1,633	448	340	53
Interest expenses		(2,453)	(6,101)	(2,400)	(377)
Foreign currency exchange loss, net		(19)	(382)	(9,678)	(1,519)
Gains/(losses) on disposal and closure of subsidiaries and branches		583	(31,884)	(37,829)	(5,936)
Gains on Short-term investments		-	495	-	-
Government grants	3(w)	5,773	28,124	7,969	1,251
Equity in income/(loss) on equity method investments	9	2,658	(1,532)	(149)	(23)
Others, net		4,044	4,640	634	99
Loss before income tax		(215,460)	(406,980)	(406,536)	(63,795)
Income tax credit/(expense)	12	(9,608)	(5,803)	20,239	3,176
Net loss		(225,068)	(412,783)	(386,297)	(60,619)
Less: Net loss attributable to non-controlling interests		(5,664)	(1,798)	(1,998)	(314)
Net loss attributable to shareholders of the Company		(219,404)	(410,985)	(384,299)	(60,305)
Less: Accretion of Redeemable Owners’ Investment	17	-	-	-	-
Net loss available to shareholders of the Company		(219,404)	(410,985)	(384,299)	(60,305)

Net loss		(225,068)	(412,783)	(386,297)	(60,619)

Comprehensive loss		(225,068)	(412,783)	(386,297)	(60,619)
Net loss per share	19
- Basic		(136.02)	(221.51)	(28.19)	(4.42)
- Diluted		(136.02)	(187.26)	(31.92)	(5.01)
Weighted average shares used in calculating net loss per share
- Basic		1,613,054	1,855,382	13,634,847	13,634,847
- Diluted		1,613,054	2,194,735	12,040,040	12,040,040

METEN HOLDING GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (DEFICIT)

(In thousands of RMB, except share data and per share data, or otherwise noted)

			Ordinary shares		Subscriptions Receivable	Additional paid-in capital	Accumulated other comprehensive income	Accumulated deficit	Total equity (deficit) attributable to shareholders of the Company	Non-controlling interests	Total equity (deficit)
	Note		Number of shares*	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1, 2019			1,613,054	34	(34)	167,514	-	(305,858)	(138,344)	23,741	(114,603)
Net loss for the year			-	-	-	-	-	(219,404)	(219,404)	(5,664)	(225,068)
Share-based compensation	20		-	-	-	96,661	-	-	96,661	-	96,661
Proceeds from contributions from equity shareholders	1	(b)	-	-	34	183	-	-	217	-	217
Disposal of subsidiaries	6		-	-	-	-	-	-	-	(146)	(146)
Balances at December 31, 2019			1,613,054	34	-	264,358	-	(525,262)	(260,870)	17,931	(242,939)

Net loss for the year			-	-	-	-	-	(410,985)	(410,985)	(1,798)	(412,783)
Reserve recapitalization	20		282,765	3	-	199,803	-	-	199,806	-	199,806
Warrant financing			-	-	-	41,118	-	-	41,118	-	41,118
Share-based compensation			-	-	-	52,256	-	-	52,256	-	52,256
Balances at December 31, 2020			1,895,819	37	-	557,535		(936,247)	(378,675)	16,133	(362,542)
Net loss for the year			-	-	-	-	-	(384,299)	(384,299)	(1,998)	(386,297)
Issuance of ordinary shares			9,475,625	180	-	761,900	-	-	762,080	-	762,080
Share-based compensation			-	-	-	23,334	-	-	23,334	-	23,334
Balances at December 31, 2021			11,371,444	217	-	1,342,769	-	(1,320,546)	22,440	14,135	36,575

*	Retrospectively restated due to thirty for one reverse stock split, see Note 21

METEN HOLDING GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2019	2020	2021
		RMB’000	RMB’000	RMB’000	US$’000
					Unaudited
					(Note 3(c))
Cash flows from operating activities:
Net loss		(225,068)	(412,783)	(386,297)	(60,619)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation and amortization		58,453	55,950	37,881	5,944
Amortization of operating lease right-of-use assets		134,829	125,468	72,471	11,372
Gains on short-term investments		-	(495)	-	-
Net loss/(gain) on disposal of property and equipment		267	(3,001)	(318)	(50)
Impairment loss of goodwill		-	27,591	81,605	12,806
Provision for impairment loss of account receivables and other receivables		1,610	23,944	7,240	1,136
Equity in loss/(income) on equity method investments		(2,658)	1,532	149	23
Deferred income tax benefit		(9,144)	(2,786)	(20,650)	(3,240)
Gain/(loss) on disposal and closure of subsidiaries and branches		(583)	31,884	37,829	5,936
Warrant financing		-	41,118	2,404	377
Share-based compensation expenses	20	96,661	52,256	23,334	3,662
Changes in operating assets and liabilities, net of effect of acquisitions and disposals of subsidiaries:
Decrease in contract assets		6,384	1,630	871	137
Increase in accounts receivable		(42,169)	(22,125)	(24,576)	(3,856)
(Increase)/decrease in other contract costs		(9,731)	7,761	13,051	2,048
(Increase)/decrease in prepayments and other current assets		21,560	5,849	(24,225)	(3,801)
(Increase)/decrease in other non-current assets		(1,108)	21,681	14,500	2,275
Increase/(decrease) in accounts payable		10,807	1,274	(849)	(133)
Decrease in deferred revenue		(35,278)	(79,954)	(140,309)	(22,018)
Increase/(decrease) in salary and welfare payable		6,182	(6,530)	(24,880)	(3,904)
Increase/(decrease) in financial liabilities from contracts with customers		66,932	(105,534)	(46,629)	(7,317)
Increase/(decrease) in accrued expenses and other payables		5,067	(7,031)	(11,027)	(1,730)
(Increase)/decrease in prepaid tax		409	(1,315)	(19)	(3)
Decrease in operating lease liabilities		(121,345)	(107,007)	(71,206)	(11,174)
Increase in income taxes payable		16,352	7,405	347	54
Net cash flow used in operating activities		(21,571)	(343,218)	(459,303)	(72,075)
Cash flows from investing activities:
Acquisition of subsidiaries, net of cash acquired	5	(38,556)	-	-	-
Disposal of subsidiaries		(688)	-	-	-
Purchases of property and equipment		(86,469)	(25,652)	(73,050)	(11,463)
Proceeds from disposal of property and equipment		5	22,749	438	69
Advances to related parties	22(a)	(45,033)	(10,219)	(44,198)	(6,936)
Repayment of advances to related parties	22(a)	64,077	11,947	44,867	7,041
Purchase of short-term investments		-	(42,001)	-	-
Proceeds from maturities of short-term investments		-	42,496	-	-
Repayment of loan to a third-party		20,000	-	-	-
Others		(2,495)	-	-	-
Net cash used in investing activities		(89,159)	(680)	(71,943)	(11,289)
Cash flows from financing activities:
Advances from related parties	22(a)	31,084	63,664	97,478	15,296
Repayment of advances from related parties	22(a)	(50,306)	(14,323)	(105,912)	(16,620)
Proceeds from bank loans		107,000	185,000	27,000	4,237
Repayment of bank loans		(15,000)	(143,100)	(154,900)	(24,307)
Reserves recapitalization		-	216,172	-	-
Payment for offering expenses		-	(14,773)	-	-
Proceeds from contributions from equity shareholders		217	-	744,351	116,805
Net cash generated from financing activities		72,995	292,640	608,017	95,411
Net increase(decrease) in cash and cash equivalents and restricted cash		(37,735)	(51,258)	76,771	12,047
Cash and cash equivalents and restricted cash at the beginning of the year		189,466	151,731	100,473	15,766
Cash and cash equivalents and restricted cash at the end of the year		151,731	100,473	177,244	27,813
Supplemental disclosure of cash flow information:
Interest paid		2,322	5,171	2,400	377
Income tax paid		4,305	279	105	16
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents		140,132	90,115	168,404	26,426
Restricted cash		11,599	10,358	8,840	1,387
Total cash, cash equivalents, and restricted cash shown in the statement of cash flows		151,731	100,473	177,244	27,813

METEN HOLDING GROUP LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Meten Holding Group Ltd. (formerly known as “Meten EdtechX Education Group Ltd.”) (the “Company”) was incorporated on September 27, 2019 under the law of Cayman Islands as an exempted company with limited liability. As of December 31, 2021, the Company, through its subsidiaries and consolidated variable interest entities (“VIEs”) (collectively referred to as the “Group”) was primarily engaged in providing a wide range of educational programs, services and products, consisting primarily of classroom-based English training services, overseas training services, online English training services and operation of education software. All of the Group’s operations and customers are located in the People’s Republic of China(“PRC”). The Company does not conduct any substantive operations of its own.

On August 11, 2021, the Company changed its name from “Meten EdtechX Education Group Ltd” to “Meten Holding Group Ltd”.

As of December 31, 2021, the details of the Company's major subsidiaries, consolidated VIEs and the major subsidiaries of the VIEs are as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Major subsidiaries:
Meten International Education Group	July 10, 2018	Cayman Islands	100%	Investment holding
Meten Education Investment Limited (“Meten BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Likeshuo Education Investment Limited (“Likeshuo BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Meten Education (Hong Kong) Limited (“Meten HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Likeshuo Education (Hong Kong) Limited (“Likeshuo HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Zhuhai Meizhilian Education Technology Co., Ltd.(“Zhuhai Meizhilian”)	September 20, 2018	PRC	100%	Technology development and education consulting service
Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”)	September 20, 2018	PRC	100%	Technology development and education consulting service
VIEs:
Shenzhen Meten International Education Co., Limited (“Shenzhen Meten”)	April 3, 2006	PRC	100%	Offline English training
Shenzhen Likeshuo Education Co., Ltd. (‘‘Shenzhen Likeshuo’’)	October 26, 2018	PRC	100%	Online English training
VIEs’ major subsidiaries and schools:
Shenzhen Likeshuo Network Technology Co., Ltd	October 30, 2013	PRC	80%	Online English training
Meten Education (Shenzhen) Co., Ltd	November 24, 2015	PRC	100%	Offline English training
Nanjing Meten Foreign Language Training Co., Ltd	December 6, 2013	PRC	100%	Offline English training
Chengdu Meten Education Technology Co., Ltd	April 20, 2016	PRC	100%	Offline English training
Guangzhou Meten Education Technology Co., Ltd	March 29, 2016	PRC	100%	Offline English training
Beijing Jingchengying Education and Culture Development Co., Ltd.	September 16, 2002	PRC	80%	Offline English training
Beijing Jingcheng Education Network Technology Co., Ltd.	July 15, 2005	PRC	80%	Offline English training
Beijing Fengtai District ABC Foreign Language Training School	May 27, 2005	PRC	80%	Offline English training
Beijing Xicheng District ABC Foreign Language Training School	February 16, 2007	PRC	80%	Offline English training
Harbin ABC Foreign Language School	February 28, 2000	PRC	80%	Offline English training
Harbin ABC Culture Training School	November 18,2016	PRC	80%	Offline English training
Harbin Xiangfang District ABC Foreign Language School	July 31, 2006	PRC	80%	Offline English training

(b)	History of the Group and reorganization

Organization and General

The Company is authorized to issue 16,666,667 ordinary shares with a par value of $0.003 per share. On September 27, 2019, the Company issued one ordinary share to its sole director Richard Fear for a purchase price of $ 0.0001. On the same day, the one ordinary share owned by Richard Fear was transferred to Guo Yupeng.

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

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Meten International and EdtechX, i.e., 318,601,222 ordinary shares of Meten International and 1,971,505 ordinary shares of EdtechX for 1,613,054 and 65,717 ordinary shares of the Company respectively.

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

The par value of ordinary shares was adjusted retrospectively from RMB219 to RMB34, the subscription receivable was adjusted retrospectively from negative RMB 2 to RMB nil, and the difference of RMB183 was adjusted retrospectively as in addition paid-in capital as of December 31, 2019. The consolidated statements of changes in equity (deficit) for the years ended December 31, 2019 was also adjusted retrospectively to reflect these changes.

The weighted average number of ordinary shares outstanding used in computing net loss per ordinary share - basic and diluted was adjusted retrospectively from 318,601,222 to 1,613,054 for the year ended December 31, 2019.

The loss per share before and after the retrospective adjustments are as follows.

	2019
	Before adjustment	After adjustment
	RMB	RMB

Net loss per share attributable to Meten International’ shareholders – per share
-Basic	(0.69)	(136.02)
-Diluted	(0.69)	(136.02)

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

The table sets forth the assets and liabilities of the VIEs included in the Company’s consolidated balance sheets:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
ASSETS
Current assets
Cash and cash equivalents	66,987	61,535
Contract assets	6,194	5,323
Accounts receivable	26,731	44,118
Other contract costs	33,153	31,869
Prepayments and other current assets	49,153	39,716
Amounts due from related parties	7,934	7,265
Prepaid income tax	13,046	13,267

Total current assets	203,198	203,093

Non-current assets
Restricted cash	10,358	8,840
Other contract costs	19,995	11,149
Equity method investments	24,552	24,403
Property and equipment, net	146,215	85,290
Operating lease right-of-use assets	322,559	105,551
Intangible assets, net	18,277	13,721
Deferred tax assets	6,997	25,991
Goodwill	274,567	192,962
Long-term prepayments and other non-current assets	40,648	26,015

Total non-current assets	864,168	493,922

Total assets	1,067,366	697,015

Current liabilities
Accounts payable	9,762	15,881
Bank loans	133,900	6,000
Deferred revenue	341,934	213,006
Salary and welfare payable	65,927	26,075
Financial liabilities from contracts with customers	384,561	337,932
Accrued expenses and other payables	43,009	7,733
Current operating lease liabilities	131,151	35,817
Income taxes payable	267	195
Amounts due to related parties	159,739	685,287

Total current liabilities	1,270,250	1,327,926

Non-current liabilities
Deferred revenue	46,927	35,546
Deferred tax liabilities	7,661	4,433
Operating lease liabilities	200,409	34,137
Non-current tax payable	33,718	59,824

Total non-current liabilities	288,715	133,940
Total liabilities	1,558,965	1,461,866

The table sets forth the results of operations of the VIE included in the Company’s consolidated statements of comprehensive income/(loss):

	Years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net revenues	1,447,899	897,035	728,996
Net loss	(121,363)	(283,829)	(227,071)

The table sets forth the cash flows of the VIE included in the Company’s consolidated statements of cash flows:

	Years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(16,195)	(164,268)	(375,922)
Net cash used in investing activities	(99,087)	(54)	(2,685)
Net cash generated from financing activities	72,778	91,241	371,637

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

The accompanying consolidated financial statements contemplate the realization of assets and the satisfaction of liabilities in the normal course of business. The realization of assets and the satisfaction of liabilities in the normal course of business are dependent on, among other things, the Group's ability to operate profitably, to generate cash flows from operations, and to pursue financing arrangements, including obtaining bank borrowings.

Historically, the Group relied on external bank loans and financing from Pre-listing investors to fund its working capital and capital expenditure requirements and to meet its obligations and commitments when they become due.

The operations of all of the Group’s offline learning centers were suspended in February and March 2020 as well as December 2021 and March 2022 pursuant to the use of emergency executive authority by central and local governments in relation to the containment of the COVID-19 pandemic. The suspension of the Group’s offline learning centers has had a material adverse effect on its business, financial condition and results of operations.

As reflected in the accompanying consolidated financial statements, during the year ended December 31, 2021, the Group incurred a net loss of RMB386,297 and had a net operating cash outflow of RMB459,303. As of December 31, 2021, the Group had a net current liabilities of RMB325,113.

The Group had taken actions to manage its costs and to conserve cash, including reducing operating expenses, negotiating rent concessions for certain leased properties and closing underperforming learning centers. The Group has also migrated some offline general adult ELT, overseas training and junior ELT courses to various online platforms to continue the delivery of the relevant training services. The Group’s offline learning centers had been gradually reopened with the approval of central and relevant local governments. As of the date of issuance of the accompanying consolidated financial statements, a majority of the Group’s offline learning centres have been partially or fully reopened.

The Group has carried out a review of its cash flow forecast for the twelve months ending from the date of issuance of the accompanying consolidated financial statements. Based on such forecast, management believes that adequate sources of liquidity exist to fund the Group's working capital and capital expenditures requirements, and other liabilities and commitments as they become due. In preparing the cash flow forecast, management has considered historical cash requirements, working capital and capital expenditures plans, estimated operating cash flows during forecast period taking into consideration the impact of COVID-19, existing cash on hand, as well as other key factors, including utilization of credit facilities granted by financial institutions.

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2021 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB 6.3726, representing the index rates stipulated by the Federal Reserve Bank of New York on December 31,2021. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2021, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)	Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, and highly liquid investments. The Group considers highly liquid investments that are readily convertible into known amounts of cash and with a maturity of three months or less when purchased to be cash equivalents. All of the Group’s bank deposits is RMB denominated and are placed with financial institutions in the PRC. The Group does not have any cash equivalents as of December 31, 2020 and 2021, respectively.

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

The Group maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. In establishing the required allowance, management considers historical losses adjusted to take into account current market conditions and customers’ financial condition, the amount of receivables in dispute, and the current receivables aging and current payment patterns. Accounts receivable are charged off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2019, 2020 and 2021, the Group does not have any off-balance-sheet credit exposure relate to its customers, except for the guarantees given to installment institutions for loans granted to customers of the Group’s English training services in Note 23(b).

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

Contract costs capitalized as of December 31, 2020 and 2021 relate to the incremental sales commissions paid to third-party sales agents or the Group’s sales personnel whose selling activities resulted in customers entering into sale and purchase agreements for the Group’s services. Contract costs are recognized as part of “selling and marketing expenses” in the consolidated statements of comprehensive income/(loss) in the period in which revenue from the related services is recognized. The amount of capitalized costs recognized in profit or loss for the years ended December 31, 2019, 2020 and 2021 were RMB 87,635, RMB 59,014 and RMB 49,244 respectively.

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

Major business combinations occurred during the years ended December 31, 2019, 2020 and 2021 are disclosed in Note 5.

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

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the years December 31, 2019, 2020 and 2021.

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

Goodwill is not amortized but is tested for impairment annually or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is tested for impairment at the reporting unit level on an annual basis and between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying value. These events or circumstances could include a significant change in business climate, legal factors, operating performance indicators, competition, or sale or disposition of a significant portion of a reporting unit. Application of the goodwill impairment test requires judgment, including the identification of the reporting unit, assignment of assets and liabilities to the reporting unit, assignment of goodwill to the reporting unit, and determination of the fair value of each reporting unit. Estimating fair value is performed by utilizing various valuation techniques, with a primary technique being a discounted cash flow which requires significant judgments, including estimation of future cash flows, which is dependent on internal forecasts, estimation of the long term rate of growth for the Group's business, estimation of the useful life over which cash flows will occur, and determination of the Group's weighted average cost of capital.

The Group has the option to perform a qualitative assessment to determine whether it is more-likely-than not that the fair value of a reporting unit is less than its carrying value prior to performing the two-step goodwill impairment test. If it is more-likely-than-not that the fair value of a reporting unit is greater than its carrying amount, the two-step goodwill impairment test is not required. If the two-step goodwill impairment test is required, first, the fair value of the reporting unit is compared with its carrying amount (including goodwill). If the fair value of the reporting unit is less than its carrying amount, an indication of goodwill impairment exists for the reporting unit and the Group performs step two of the impairment test (measurement). Under step two, an impairment loss is recognized for any excess of the carrying amount of the reporting unit's goodwill over the implied fair value of that goodwill. The implied fair value of goodwill is determined by allocating the fair value of the reporting unit in a manner similar to a purchase price allocation and the residual fair value after this allocation is the implied fair value of the reporting unit goodwill. Fair value of the reporting unit is determined using a discounted cash flow analysis. The Group performs its annual impairment review of goodwill at December 31 of each year. RMB 27,591 and RMB 81,605 impairment losses were recorded for goodwill for the years ended December 31, 2020 and 2021, respectively.

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

The primary sources of the Group's revenues are as follows:

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

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. Generally, customers are entitled to a short-term course trial period/trial courses which commences on the date the course begins or the date of contract signed. Course fee refunds are provided to customers if they decide not to participate in such course within the trial period/trial courses. In addition, the Group offers refunds of the amount related to the course fee of the undelivered course hours after deducting 30% of it or certain amount of teaching service fee for each completed course level to customers who withdraw from a course, provided attended course hours are less than or equal to 30% of total hours in the courses at the time of withdrawal. No refund will be provided for customers attending more than 30% of total hours in the underlying courses. Reversal in the amount of cumulative revenue arising from refunds have been insignificant for the years ended December 31, 2019, 2020 and 2021.

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

The Group has assessed all variable considerations identified when determining the transaction price. In making such assessment, the Group has considered various possible forms that variable considerations may take, including price concessions, discounts, rebates, refunds, credits, incentives, performance bonuses, penalties or other similar items. For courses offered on the “Likeshuo” platform, the Group typically allows a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with the delivering such courses/services online, provided that a customer shall apply for refund at any time during these courses. Reversal in the amount of cumulative revenue arising from refunds have been insignificant for the years ended December 31, 2019, 2020 and 2021.

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

Sales and marketing expenses consist primarily of advertising costs, branding and marketing expenses, salary and welfare for sales and marketing personnel, commission to distribution channels and sales and marketing personnel. The branding and marketing expenses amounted to RMB 140,281, RMB 123,308 and RMB 83,327 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

Government grant is recognized when there is reasonable assurance that the Group will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Group with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income (loss) when the grant becomes receivable. For the years ended December 31, 2019, 2020 and 2021, RMB 5,773, RMB 28,124 and RMB 7,969 of government grants were recognized, respectively.

(x)	Employee benefits

Full time employees of the Group in the PRC participate in a government mandated defined contribution plan, pursuant to which certain pension benefits, medical care, employee housing fund and other welfare benefits are provided to the employees. Chinese labor regulations require that the PRC subsidiaries and VIE of the Group make contributions to the government for these benefits based on certain percentages of the employees’ salaries, up to a maximum amount specified by the local government. The Group has no legal obligation for the benefits beyond the contributions made. Total amounts of such employee benefit expenses, which were expensed as incurred, were approximately RMB 62,084, RMB 27,054 and RMB 33,711 for the years ended December 31, 2019, 2020 and 2021, respectively.

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

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, income taxes payable, accrued expenses and other payables as of December 31, 2020 and 2021 approximate their fair values because of short maturity of these instruments.

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

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Company does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

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

No single customer represented 10% or more of the Group’s revenues for the years ended December 31, 2019, 2020 and 2021.

(ii)	Concentration of accounts receivable

The Group has not experienced any significant recoverability issue with respect to its accounts receivable. The Group conducts credit evaluations on its franchisees and customers under the installment payment arrangements and generally does not require collateral or other security from such franchisees and customers.

The following table summarized party with greater than 10% of the accounts receivable:

	As of December 31,
	2020	2021
Receivables from Franchisee A	19%	21%
Receivables from Franchisee B	*	18%
Receivables from Franchisee C	19%	15%
Receivables from Franchisee D	19%	12%
Receivables from Franchisee E	11%	*

*	Less than 10%

5.	Business combinations

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

There was no business acquisition for the years ended December 31, 2021 and 2020 due to the impact of COVID-19.

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

6.	Disposal and closure of subsidiaries and branches

During the years ended December 31,2020 and 2021, due to the impact of COVID-19, the Group closed under-performing learning centers and subsidiaries to reduce operating expense. Loss on disposal and closing of subsidiaries and branches amounting to RMB 31,884 and 37,829 were recorded in the consolidated statements of comprehensive income (loss) for the years ended December 31, 2020 and 2021.

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

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Accounts receivable	52,866	67,620
Less: Allowance for doubtful debts (i)	(25,853)	(23,329)
Accounts receivable, net	27,013	44,291
Contract assets	6,194	5,323
Deferred revenue
-current	341,934	213,006
-non-current	46,927	35,546
Financial liabilities from contracts with customers	384,561	337,932

(i)	Changes in the allowance for doubtful accounts were as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
At the beginning of the year	1,751	25,853
Allowance made during the year	25,694	7,298
Write-off	(1,592)	(9,822)
At the end of the year	25,853	23,329

Significant changes in the balances of contract assets, deferred revenue and financial liabilities from contracts with customers are as follows.

(a) Contract assets

	As of December 31,
	2020	2021
	RMB’000	RMB’000
At the beginning of the year	7,824	6,194
Net off the beginning contract assets with financial liabilities, as the result of rights to consideration becoming unconditional	(7,384)	(6,194)
Contract assets recognized with the recognition of revenue during the year	5,754	5,323
At the end of the year	6,194	5,323

(b) Deferred revenue and financial liabilities from contracts with customers

	As of December 31,
	2020	2021
	RMB’000	RMB’000
At the beginning of the year	958,910	773,422
Net off the beginning contract assets with financial liabilities, as the result of rights to consideration becoming unconditional	(7,384)	(6,194)
Revenue recognized that was included in the contract liabilities and financial liabilities at the beginning of the year	(644,097)	(604,900)
Increase due to cash received, excluding amount recognized as revenue or refunded	465,993	424,156
At the end of the year	773,422	586,484

Reconciliation to the consolidated balance sheets

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Deferred revenue	388,861	248,552
Financial liabilities	384,561	337,932

8.	Prepayments and other assets

The prepayments and other assets consist of the following:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Prepayments and other current assets
Receivables from third-party payment channels (i)	17,983	10,151
Cash advanced to employees	517	566
Prepaid advertising and marketing fees	1,056	2,751
Prepaid rental and property management fees	3,109	3,637
Prepayment for purchase of office supplies	534	534
Books and other related educational materials (ii)	9,254	7,899
Prepayment for acquisition of subsidiaries	3,085	-
Prepayment for equipment	-	53,285
Prepaid taxes	4,837	5,824
Others	10,283	33,088

Total	50,658	117,735

Long-term prepayments and other non-current assets
Prepayment for leasehold improvement	50	76
Long-term rental deposits	40,704	26,178

Total	40,754	26,254

(i)	The balances represent the course fee for the courses due from third-party payment channels that are mainly due to timing difference between the Group’s receipts from the third-party payment channels versus the third-party payment channels’ cash receipts from the customers.

(ii)	Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out method (FIFO) for all inventories.

9.	Equity method investments

In May 2006, the Group invested RMB 250 to acquire 30% equity interest of Xiamen Han’en Education Consulting Co., Ltd. and in July and November 2016, the Group invested RMB 9,000 and RMB10,000 to acquire 15% and 20% equity interests of Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., respectively (“Wuyan”), which are mainly engaged in educational services. The Group accounts for these investments under the equity method because the Group has the ability to exercise significant influence but does not have control over the investees. In April 2018, the Group made additional investment of RMB 3,750 in Wuyan to maintain its share of equity interests in this investee. The Group recognized (loss)/gain on equity method investments of RMB 2,658,RMB(1,532) and RMB(149) for the years ended December 31, 2019, 2020 and 2021, respectively.

10.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Cost:
Buildings	75,092	75,092
Motor vehicles	11,185	9,889
Leasehold improvements	71,136	24,252
Equipment, fixture and furniture, and other fixed assets	49,823	31,307

Total cost	207,236	140,540

Less: Accumulated depreciation	60,345	54,737

Property and equipment, net	146,891	85,803

Depreciation expense recognized for the years ended December 31, 2019,2020 and 2021 were RMB 52,622, RMB 50,319 and RMB 33,219, respectively.

As of December 31, 2019,2020 and 2021, the ownership certificates for buildings with carrying value of RMB24,218, nil and nil have not been obtained, respectively.

As of December 31, 2019,2020 and 2021, the buildings with carrying value of RMB60,328, RMB56,573and RMB52,818 have been pledged for the purpose of obtaining bank facilities.

11.	Intangible assets, net

Intangible assets, net, consist of the following:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Trademark	16,200	16,200
Backlog	5,815	5,815
Customer relationship	11,400	11,400
Reacquired right	200	200

Total cost	33,615	33,615

Less: Accumulated amortization	14,278	18,940

Intangible assets, net	19,337	14,675

Trademark, backlog, customer relationship and favourable lease contracts were recorded as a result of business acquisitions as disclosed in note 5.

The Group recorded amortization expense of RMB 5,831, RMB 5,631 and RMB4,662 for the years ended December 31, 2019, 2020 and 2021, respectively.

Estimated amortization expense of the existing intangible assets for the next five years is RMB 3,693, RMB 3,693, RMB 1,620, RMB 1,620 and RMB 1,620 respectively.

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

If the Company were to be non-resident for PRC tax purposes, dividends paid to it from profits earned by the PRC subsidiaries after January 1, 2008 would be subject to a withholding tax. The EIT law and its relevant regulations impose a withholding tax at 10%, unless reduced by a tax treaty or agreement, for dividends distributed by a PRC-resident enterprise to its non-PRC-resident corporate investor for earnings generated beginning on January 1, 2008. Earnings generated prior to January 1, 2008 are exempt from such withholding tax. The Company has not recognized any deferred tax liability for the undistributed earnings of the PRC-resident enterprise as of December 31, 2019, 2020 and 2021, as the Company plans to permanently reinvest the earnings generated before December 31, 2021 in the PRC.

Income tax returns of PRC Entities are filed on an individual entity basis. The PRC Entities have calculated their income tax provision using the separate return method in these consolidated financial statements.

Income taxes

Income tax expense consists of the following:

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Current income tax expense	18,752	8,589	410
Deferred income tax benefit	(9,144)	(2,786)	(20,649)
Total	9,608	5,803	(20,239)

Tax rate reconciliation

The actual income tax expenses reported in the consolidated statements of comprehensive income(loss) for each of the years ended December 31, 2019, 2020 and 2021 differ from the amount computed by applying the PRC statutory income tax rate of 25% to income before income taxes due to the following:

	Year ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Loss before income taxes	(215,461)	(406,980)	(406,536)
Computed expected tax benefit	(53,809)	(86,039)	(100,916)
Increase/(decrease) in income taxes resulting from:
Non-taxable income	(816)	-	-
Non-taxable income due to disposal of subsidiaries	(2,440)	-	-
Non-deductible expenses	25,099	6,463	26,017
Additional deduction for research and development expenses	(2,353)	(6,554)	(2,062)
Preferential tax rate	11,370	4,727	(2,880)
Tax loss expired	6,271	12,128	9,296
EIT true-up difference	478	-	-
Tax rate differential on deferred tax items	31	-	-
Change in valuation allowance	25,457	75,078	50,306
Others	320	-	-
Total	9,608	5,803	(20,239)

Deferred taxes

The tax effects of temporary differences that give rise to the deferred income tax assets and liabilities balances as of December 31, 2020 and 2021 are as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Deferred tax assets
Tax losses carried forward	152,728	215,639
Provision of other receivables	4,715	6,079
Deductible advertisement expenses	7,083	5,519
Accrued payroll and other expenses	1,990	260
Total gross deferred tax assets	166,516	227,497
Valuation allowance on deferred tax assets	(146,471)	(184,566)
Deferred tax assets, net of valuation allowance	20,045	42,931

Deferred tax liabilities
Capitalized contract costs	(13,606)	(10,622)
Equity investment gain	(388)	(542)
Operating lease	(263)	(6,234)
Surplus on revaluation	(6,452)	(3,975)
Total gross deferred tax liabilities	(20,709)	(21,373)
Net deferred tax assets/(liabilities)	(664)	21,558

Reported in Consolidated Balance Sheets as:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Deferred tax assets	6,997	25,991
Deferred tax liabilities	(7,661)	(4,433)
Net deferred tax assets/(liabilities)	(664)	21,558

The movements of the valuation allowance are as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Balance at the beginning of the year	71,393	146,471
Addition during the year	75,078	38,095
Balance at the end of the year	146,471	184,566

The valuation allowance as of December 31, 2020 and 2021 was primarily provided for the deferred income tax assets of certain PRC subsidiaries, which were in cumulative loss positions. In assessing the realization of deferred income tax assets, management considers whether it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The ultimate realization of deferred income tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible or utilizable. Management considers projected future taxable income and tax planning strategies in making this assessment. The net operating losses carry forward of the Company’s VIE’s PRC subsidiaries amounted to RMB964,584 as of December 31, 2021, of which RMB41,454, RMB37,827, RMB168,724, RMB320,314 and RMB396,265 will expire if unused by December 31, 2022, 2023,2024,2025 and 2026, respectively.

Non-current income tax payable

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Beginning balance	26,085	33,718
Addition	7,633	419
Ending balance	33,718	34,137

RMB 33,718 and RMB 34,137 of unrecognized tax benefits as of December 31, 2020 and 2021, if recognized, would affect the effective tax rate. The unrecognized tax benefits mainly represent the estimated tax expenses of the Company would be required to pay, should the deductibility of the expenses for tax purpose be denied by the PRC tax authorities in accordance with tax laws and regulations. The unrecognized tax benefits as of December 31, 2020 and 2021 were included in other non-current liabilities. The Company is currently unable to provide an estimate of a range of total amount of unrecognized tax benefits that is reasonably possible to change significantly within the next twelve months. The accrued interest and penalties were recognized in the Consolidated Statements of Comprehensive Income (Loss) as components of income tax expense.

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

13.	Goodwill

Changes in the carrying amount of goodwill for the years ended December 31, 2020 and 2021 consisted of the following:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Beginning balance	302,158	274,567
Decrease during the year (note 5)	(27,591)	(81,605)
Goodwill	274,567	192,962

The Group did not incur impairment loss on goodwill for the year ended December 31, 2019, and incurred RMB27,591 and RMB81,605 impairment loss on goodwill for the years ended December 31, 2020 and 2021.

14.	Accrued expenses and other payables

Accrued expenses and other payables consist of the following:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Accrued expenses and other payables
Deposits received from customers	1,710	1,820
Deposits received from franchisees	2,967	2,409
Accrued rental, utility and other expenses	10,859	5,227
VAT and other taxes payable	13,380	13,921
Payables for refund of tuition fee	4,143	7,667
Offering expenses	4,261	502
Others	8,710	5,029
Total	46,030	36,575

15.	Bank loans

On June 20, 2019, the Group entered into a facility agreement with China Merchants Bank with a maturity date of June 20, 2020 (“CMB Facility”). On November 5, 2019, the Group entered into a new facility agreement with China Merchants Bank with total facilities of RMB100,000 and a maturity date of October 27, 2021 (“New CMB Facility”) which replaced the CMB Facility. The New CMB Facilities were guaranteed by Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng and pledged by the buildings of the Group Company’s VIE. As of December 31, 2020, the Group had drawn down RMB30,000, RMB 30,000 and RMB 40,000 under the facilities, which is subject to a fixed interest rate of 4.9%,5.0% and 5.0% respectively. The loans had been fully repaid as of December 31,2021. On May 11, 2021, the Group had drawn down RMB27,000 under the facilities, which was subject to a fixed interest rate of 6.5% with a maturity date of February 28, 2022. The Group paid back RMB21,000 of the loan as of December 31, 2021.

On June 9, 2020, the Group entered into a loan agreement with China Construction Bank with a maturity date of July 9, 2021. On July 2, 2020, the Group entered into a loan agreement with China Construction Bank with a maturity date of July 2, 2021.As of December 31, 2020, had drawn down RMB9,900 and RMB15,100 under the agreements, which is subject to a fixed interest rate of 5.0%. The loan was guaranteed by Shenzhen Yilian Education Investment Co., Ltd, Shenzhen Likeshuo network technology Co., Ltd., Mr. Zhao Jishuang, Mr. Peng Siguang and Mr. Guo Yupeng. The bank loan was fully repaid upon maturity as of December 31,2021.

On March 27, 2020, the Group entered into a loan agreement with Postal Savings Bank of China Co. Ltd with a maturity date of March 26, 2021. As of December 31, 2020, the aggregated draw amounted to RMB5,000 subject to a fixed interest rate of 3.95% per annum. The loan was guaranteed by Mr. Zhao Jishuang, Shenzhen High-tech Investment and Financing Guarantee Co., Ltd., Mr. Zhuo Mo and Shenzhen Instant Education Co., Ltd. The bank loan was repaid RMB800 until December 31 2020. The bank loan was fully repaid upon maturity as of December 31,2021.

On October 19, 2020, the Group entered into a loan agreement with Industrial Bank Co. Ltd with a maturity date of October 19, 2021. As of December 31, 2020, the aggregated draw amounted to RMB5,000 subject to a fixed interest rate of 4.35% per annum. The loan was guaranteed by Mr. Zhao Jishuang, Mr. Zhao Jishuang, Mr. Zhuo Mo, Mr. Peng Siguang, Mr. Guo Yupeng, Shenzhen Meilian International Education Co., Ltd. The bank loan was repaid RMB300 until December 31 2020. The bank loan was fully repaid upon maturity as of December 31,2021

Some of the Group’s loan agreements are subjected to covenant clause, whereby the Group was required to meet certain key financial ratios. The Group has fulfilled the loan covenants as required in the loan contract.

16.	Lease

The component of lease cost was as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Operating lease cost	150,224	88,179
Short-term lease cost	24,355	24,819
Total	174,579	112,998

Supplemental balance sheet information related to leases was as follows:

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Operating Leases
Operating lease right-of-use assets	322,559	105,551
Operating lease liabilities, current portion	131,151	35,817
Operating lease liabilities, non-current portion	200,409	59,824
Weighted-average remaining lease term - operating leases	3.61 years	3.16 years
Weighted-average discount rate - operating leases	4.89%	4.37%

Non-cancellable operating lease rentals as of December 31, 2021 are payable as follows:

Years ending December 31,	RMB’000
2022	55,367
2023	29,478
2024	10,664
2025	3,925
2026	1,409
Thereafter	-
Total lease payment	100,843
Less: imputed interest	(5,202)

Total	95,641

17.	Redeemable Owners’ Investment

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

In connection with the Reorganization in 2018, the holders of Redeemable Owners’ Investment exchanged their investment in Shenzhen Meten for 1,213,871 ordinary shares of the Company all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. The ordinary shares exchanged do not have any redemption feature.

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

(a)	Disaggregation of revenue

	Years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000
Revenue from contracts with customers
General adult English training	690,534	240,103	96,605
Overseas training services	203,677	130,567	151,110
Online English training	260,263	289,715	290,352
Junior English training	167,924	130,348	97,984
Sales of goods	93,454	93,397	80,190
Others English language-related services	32,047	12,905	12,755

Total	1,447,899	897,035	728,996

(b)	Revenue expected to be recognised in the future arising from contracts with customers in existence at the reporting date

As of December 31, 2020 and 2021, the aggregated amount of the transaction price allocated to the remaining performance obligations under the Group’s existing contracts is RMB 767,228 and RMB 581,161 respectively. This amount principally represents revenue expected to be recognized in the future from contracts for general adult English training, overseas training services, online English training and junior English training entered into by the customers with the Group. The Group will recognize the expected revenue in future as the service is rendered, which is expected to occur over the next 1 to 51 months.

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

—	General adult English training: this segment delivers English course to customers based on customers’ particular needs and in a convenient classroom setting at learning centers located across the PRC.

—	Overseas training services: this segment provides English test preparation courses training services, consulting services related to overseas study and short-term study abroad programs services.

—	Online English training: this segment provides tutorial courses through online platform of “Likeshuo”.

—	Junior English training: this segment provides English courses to students aged between six to 18 in a convenient classroom setting at learning centres located across the PRC.

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

Disaggregation of revenue from contracts with customers by the timing of revenue recognition, as well as information regarding the Group’s reportable segments as provided to the Group’s chief operating decision makers for the purposes of resource allocation and assessment of segment performance for the years ended December 31, 2019, 2020 and 2021 is set out below.

		Year ended December 31, 2019
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Disaggregated by timing of revenue recognition
Point in time	93,454	-	-	-	93,454
Overtime	690,534	203,677	260,263	167,924	1,322,398

Revenue from external customers	783,988	203,677	260,263	167,924	1,415,852

Reportable segment revenue	783,988	203,677	260,263	167,924	1,415,852

Reportable segment gross profit	422,517	86,358	104,620	61,070	674,565

		Year ended December 31, 2020
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Disaggregated by timing of revenue recognition
Point in time	93,397				93,397
Overtime	240,103	130,567	289,715	130,348	790,733

Revenue from external customers	333,500	130,567	289,715	130,348	884,130

Reportable segment revenue	333,500	130,567	289,715	130,348	884,130

Reportable segment gross profit	104,875	34,318	119,438	27,933	286,564

		Year ended December 31, 2021
	General adult English training	Overseas training services	Online English training	Junior English training	Total
	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000

Disaggregated by timing of revenue recognition
Point in time	80,190	-	-	-	80,190
Overtime	96,605	151,110	290,352	97,984	636,051

Revenue from external customers	176,795	151,110	290,352	97,984	716,241

Reportable segment revenue	176,795	151,110	290,352	97,984	716,241

Reportable segment gross profit	38,880	48,954	148,490	10,034	246,358

(ii)	Reconciliations of reportable segment revenues and profit or loss

	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Revenue
Reportable segment revenue	1,415,852	884,130	716,241
Other revenue	32,047	12,905	12,755

Consolidated revenue (note 18(a))	1,447,899	897,035	728,996

Profit
Reportable segment profit	674,565	286,564	246,358
Other profit	31,040	12,592	12,721

Reportable segment profit derived from Group’s external customers	705,605	299,156	259,079

Selling and marketing expenses	(437,986)	(310,433)	(250,850)
General and administrative expenses	(329,828)	(238,592)	(300,596)
Research and development expenses	(32,333)	(31,878)	(18,413)
Interest income	1,633	448	340
Interest expenses	(2,453)	(6,101)	(2,400)
Foreign currency exchange loss, net	(19)	(382)	(9,678)
Gains/(losses) on disposal and closure of subsidiaries and branches	583	(31,884)	(37,829)
Gains on available-for-sale investments	-	-
Gains on Short-term investments	-	495	-
Government grants	5,773	28,124	7,969
Equity in income on equity method investments	2,658	(1,532)	(149)
Depreciation and amortization	(23,414)	(16,469)	(15,121)
Share-based compensation expenses	(96,661)	(52,256)	(23,334)
Warrant financing	-	(41,118)	(2,404)
Others, net	4,044	4,640	634
Unallocated head office and corporate expenses	(13,062)	(9,198)	(13,784)

Consolidated loss before income tax	(215,460)	(406,980)	(406,536)

(iii)	Geographical information

No geographical information is presented as the operations, major customers and assets of the Group are substantially located in the PRC.

19.	Net loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follow:

	Years ended December 31,
	2019	2020	2021
	(in thousands of RMB, except share data and per share data)
Numerator:
Net loss available to shareholders of the Company - basic and diluted	(219,404)	(410,985)	(384,299)
Denominator
Weighted average number of ordinary shares - basic	1,613,054	1,855,382	13,634,847
Effect of dilutive securities	-	339,353	(1,594,808)
Dilutive effect of non-vested shares	1,613,054	2,194,735	12,040,040
Denominator for diluted net loss per share
Net loss - basic	(136.02)	(221.51)	(28.19)
Net loss - diluted	(136.02)	(187.26)	(31.92)

20.	Share-based compensation

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

Subsidiary-Likeshuo HK

In December 2020, Likeshuo HK adopted its 2020 Management Investment Plan (the " Likeshuo HK 2020 Plan"), which permits the grant of restricted shares, options and share appreciation rights to the managements to purchase Likeshuo HK 's newly issued shares. The acquisition (the “Likeshuo Management Investment”) of 15% of newly issued shares of Likeshuo HK by certain senior members of the management of the Likeshuo online business and the reservation (the “Likeshuo ESOP Reservation”) of 5% of shares of Likeshuo HK for future share incentive awards. The consideration in respect of the Likeshuo Management Investment and Likeshuo ESOP Reservation consists of (i) RMB20,000 cash consideration payable from the relevant Likeshuo management’s personal funds; and (ii) satisfaction of certain performance targets for the Likeshuo online business. The cash consideration was determined based on the valuation of the Likeshuo online business, at approximately RMB301,200, as conducted by an independent third-party valuer.Restricted shares are granted from post incentives and performance incentives, which are unlocked in three years.

As of December 31, 2020,the share option pool under the Likeshuo HK 2020 Plan approved by the Board of Directors of Likeshuo HK was 63  Likeshuo HK’s ordinary shares. The Likeshuo ESOP has reserved 21 Likeshuo HK’s ordinary shares. As of December 31, 2020, the unrecognized share-based compensation cost related to its Restricted Shares is RMB15,650.The share-based compensation expense of RMB 24,592 for Likeshuo ESOP was charged to general and administrative expenses for the year ended December 31,2020.

As of December 31, 2021, The Likeshuo ESOP Reservation had reserved 44,250 Likeshuo HK’s ordinary shares to Pan Yanqiong of Likeshuo, Chief Marketing Officer. The share-based compensation expense of RMB11,178 for Likeshuo ESOP was charged to general and administrative expenses for the year ended December 31, 2021.

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

On January 4, 2021,the Company issues 1,327,514 Ordinary Shares under the Company’s 2020 share incentive plan to Pan Yanqiong of Likeshuo, Chief Marketing Officer.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021. On July 8, 2021,the Company, announced that the underwriter of its previously announced underwritten public offering has exercised, in part, its over-allotment option after purchasing an additional 2,000,000 ordinary shares of the Company, par value $0.0001 per share, at a price of $1.00 per ordinary share.

On September 1, 2021, the Company offered 22,500,000 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share.

On November 9, 2021, the company entered into a securities purchase agreement with certain investors, to sell an aggregate of 33,333,334 ordinary shares, par value $0.0001 per share, of the Company, at an offering price of $0.60 per share.

As of December 31, 2020 and 2021, there were 1,895,819 and 11,371,444 ordinary shares, par value $0.003 per share, issued and outstanding, respectively.

On May 4, 2022, we completed a thirty for one reverse stock split (the “Reverse Split”) of our issued and outstanding ordinary shares, par value $0.003 per share.

From the legal perspective, the Reverse Split applied to the issued shares of the Company on the date of the Reverse Split and does not have any retroactive effect on the Company’s shares prior that date. However, for accounting purposes only, references to our ordinary shares in this annual report are stated as having been retroactively adjusted and restated to give effect to the Reverse Split, as if the Reverse Split had occurred by the relevant earlier date.

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

On February 19, 2021, 336,001 warrants to purchase ordinary shares were validly tendered for cashless exercise, resulting in the issuance of 336,001 Ordinary Shares The exercise price of the warrants was $2.50 per share.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021. Since the offering price per share of this offering was $1.00 per share, which was lower than $2.50 per share, the exercise price for outstanding warrants will be reduced to $1.00 upon closing of the offering on May 21, 2021. The exercise price of our outstanding warrants will be reset to $11.50 per share on the date following which the closing price of our ordinary shares has been equal to or greater than $3.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period, and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection.

On September 1, 2021, the Company offered 22,500,000 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share. The Company also offered 177,500,000 pre-funded warrants to purchase 177,500,000 ordinary shares, exercisable at an exercise price of $0.0001 per share (the “Pre-funded Warrants”, each a “Pre-funded Warrant”), to those purchasers whose purchase of ordinary shares in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of the offering. The purchase price of each Pre-funded Warrant is $0.2999, which equals the price per ordinary share being sold to the public in this offering, minus $0.0001. The Pre-funded Warrants became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

22.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship

Mr. Zhao Jishuang	A major shareholder of the Company
Mr. Guo Yupeng	A major shareholder of the Company
Mr. Peng Siguang	A major shareholder of the Company
Zhongshi Qile (Beijing) Culture Media Co., Ltd. (“Zhongshi Culture”)	Fellow subsidiary
Shenzhen Meifu English Information Consulting Co., Ltd. (“Meifu English”)	Fellow subsidiary
Boston Global Education,INC (“Boston Global”)	Fellow subsidiary
Meten (U.S.A) Investment Holding Corporation (“Meten USA”)	Fellow subsidiary
Oxford International College Chengdu School (“Chengdu School”)	Fellow subsidiary
Meten International Educational Talent Management Service (Shenzhen) Co., Ltd (Meten Talent Service)	Fellow subsidiary
Shenzhen Sikete Education Technology Co., Ltd. (“Shenzhen Sikete”)	Associate of the Group
Xiamen Siming District Meten English Training School (“Xiamen Siming Meten School”)	Associate of the Group
Shenzhen Mengdian Network Technology Co., Ltd. (“Shenzhen Mengdian”)	Associate of the Group
Beijing Wuyan Education Consulting Co., Ltd	Associate of the Group
Liketou (HK) Co., Ltd.	Entity under significant influence of a key management
Shenzhen Shuangge Technology Co., Ltd. (“Shenzhen Shuangge”)	Fellow subsidiary
Shenzhen Meten Oversea Education Consulting Co., Ltd. (“Shenzhen Meten Oversea”)	Fellow subsidiary
Shenzhen Yilian Education Investment Co., Ltd. (“Shenzhen Yilian Education”)	Fellow subsidiary
Xiamen Hanen Education Consulting Co., Ltd (“Xiamen Hanen”)	Entity under significant influence of a key management

(a)	Major transactions with related parties

	Years ended December 31,
	2019	2020	2021
	RMB’000	RMB’000	RMB’000

Advances from related parties
- Meifu English	912	4,000	19,091
- Chengdu School	195	23,300	19,685
- Shenzhen Meten Oversea	17,113	-	-
- Liketou (HK) Co., Ltd.	201	-	-
- Xiamen Siming Meten School	19	-	-
- Shenzhen Shuangge	11,958	480	422
- Zhongshi Culture	318	-	-
- Meten Talent Service	118	4,991	3,406
- Xiamen Hanen	250	-	-
- Mr. Zhao Jishuang	-	30,893	54,874
Total	31,084	63,664	97,478
Repayment of advances from related parties
- Meifu English	6,503	-	15,258
- Chengdu School	12,476	14,000	26,924
- Liketou (HK) Co., Ltd.	2,336	-	-
- Shenzhen Meten Oversea	17,113	-	-
- Zhongshi Culture	318	-	-
- Xiamen Hanen	250	-	-
- Meten Talent Service	118	128	8,161
- Shenzhen Shuangge	11,192	176	304
- Xiamen Siming Meten School	-	19	-
- Mr. Zhao Jishuang	-	-	55,265
Total	50,306	14,323	105,912

Advances to related parties
- Meifu English	9,989	2,681	1,033
- Zhongshi Culture	640	104	118
- Xiamen Siming Meten School	156	-	2,067
- Chengdu School	146	17	-
- Shenzhen Shuangge	5,307	261	5,013
- Shenzhen Meten Oversea	24,309	4,253	-
- Meten Talent Service	4,476	2,502	453
- Mr. Peng Siguang and Mr. Guo Yupeng	-	-	35,514
- Shenzhen Yilian Education	10	401	-
Total	45,033	10,219	44,198
Repayment of advances to related parties
- Meifu English	19,887	4,549	1,267
- Zhongshi Culture	989	126	597
- Mr. Peng Siguang and Mr. Guo Yupeng	13,000	-	35,514
- Chengdu School	151	49	17
- Shenzhen Shuangge	5,278	-	5,296
- Shenzhen Meten Oversea	24,253	1,045	3,264
- Shenzhen Yilian Education	10	-	16
- Meten Talent Service	509	6,022	896
- Xiamen Siming Meten School	-	156	-
Total	64,077	11,947	46,867

(b)	Balances with related parties

	As of December 31,
	2020	2021
	RMB’000	RMB’000
Amounts due from related parties
Current
- Zhongshi Culture	508	29
- Meifu English	2,751	2,517
- Xiamen Siming Meten School	246	2,313
- Chengdu School	17	-
- Meten Talent Service	458	15
- Shenzhen Meten Oversea	3,264	-
- Shenzhen Shuangge	289	6
- Shenzhen Yilian Education	401	385
- Beijing Wuyan Education Consulting Co., Ltd	-	2,000
Total	7,934	7,265

Amounts due to related parties
Current
- Meifu English	4,012	7,845
- Chengdu School	9,354	2,115
- Shenzhen Meten Oversea	1,070	1,188
- Meten Talent Service	4,863	108
- Mr. Zhao Jishuang	30,893	30,502
Total	50,192	41,758

(i)	Advances from/to these related parties are unsecured, interest free and repayable on demand.

23.	Commitment and Contingencies

(a)	Capital commitments

As of December 31, 2021, capital commitments of the Group in respect of leasehold improvements and fixtures, fittings and other fixed assets are RMB 1,094 due within a year.

(b)	Lease commitments

The following table sets forth our contractual obligations as of December 31, 2021：

	Payment due by December 31
	Total	2022	2023	2024	2025	2026
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Operating lease commitments for property management expenses under lease agreements	24,317	9,535	7,681	5,087	1,964	50

(c)	Guarantees given to installment institutions for loans granted to buyers of the Group’s training services

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

The management does not consider that the Group will sustain a loss under these guarantees during the year under guarantee based on the good historical data and the Group can stop providing training services as soon as the overdue happens. The maximum amount of undiscounted payments the Group would have to make in the event of default is RMB 199, nil and nil as of December 31, 2019, 2020 and 2021, respectively. The management considers the fair value of the guarantee is not significant to the consolidated financial statements and does not recognized a liability based on the estimated fair value of the guarantee.

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

As of December 31, 2021, the total restricted net assets of the Company’s subsidiaries and VIEs incorporated in PRC and subjected to restriction amounted to RMB 52,818.

25.	Subsequent events

On May 4, 2022, the Company announced a 1-for-30 reverse split of its Common Stock, which began to trade on Nasdaq on May 4, 2022 on a split adjusted basis. The authorized share capital of the company will be US$50,000 divided into 16,666,667 ordinary shares of a nominal or par value of US$0.003 each. As of May 4, 2022 and immediately prior to the effective date, there were 341,142,844 ordinary shares outstanding. As a result of the Share Consolidation, there are 11,371,444 ordinary shares outstanding.