Form 20-F
period 2022-12-31
Meten Holding Group Ltd.
filed 2023-03-15
CIK 1796514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

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

As of December 31, 2022, there were 20,880,171 issued and outstanding ordinary shares, par value US$0.003 per share and 5,316,025 outstanding warrants, each exercisable for one ordinary share.

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accountant firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

In this annual report on Form 20-F, or this annual report, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“after-school language training” are to academic English language training services provided to K-12 students;

●	“we,” “us,” “our Company,” “the Company” and “our” are to Meten Holding Group Ltd.;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding for the purposes of this annual report only, Taiwan;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“ELT” are to English language training;

●	“former variable interest entities” or “former VIEs” are to Shenzhen Meten International Education Co., Ltd., or Shenzhen Meten, and Shenzhen Likeshuo Education Co., Ltd., or Shenzhen Likeshuo, and their respective direct and indirect subsidiaries, which are PRC companies in which Meten did not have equity interests but whose financial results had been consolidated by Meten in accordance with U.S. GAAP due to Meten being the primary beneficiary of these companies prior to the termination of the VIE agreements in November 2022;

●	“general ELT” are to services that help students improve their English language skills, particularly English communication skills;

●	“gross billings” are to the total amount of cash received for the sales of our products and services during a specific period of time, net of the total amount of refunds for that period, which is not a measure under U.S. GAAP;

●	“learning center” are to the physical establishment of an education facility providing general adult ELT, junior ELT and international standardized test preparation under our overseas training services at a specific geographic location in the PRC, directly operated by the VIEs and their respective subsidiaries or operated by franchise partners;

●	“Met Chain” are to Met Chain investment holding company Ltd, a company formed under the laws of the British Virgin Islands;

●	“Met Path” are to Meta Path investing holding company, a company formed under the laws of the Cayman Islands;

●	“Meten Blockchain” are to “METEN BLOCK CHAIN LLC,” a company formed in the State of California;

●	“offline ELT” are to our offline services, which include general adult ELT, junior ELT and overseas training services;

●	“ordinary shares” are to our ordinary shares, par value US$0.003 per share, carrying one vote per share;

●	“the operating entities” are to the Company and the Company’s subsidiaries with operations, namely Meta Path investing holding company, Met Chain investment holding company Ltd, and METEN BLOCK CHAIN LLC;

●	“RMB” and “Renminbi” are to the legal currency of China;

●	“student enrollment” or “student enrollment” are to the number of actual new sales contracts entered into between Meten and its students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time;

●	“test-oriented ELT” are to services that help students achieve higher scores in specific standardized tests, including TOEFL, IELTS, GRE, SAT and other international standardized examinations;

●	“tier one cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

●	“tier two cities” are to provincial capitals, regional centers or economically developed cities in China, including, among others, Chengdu, Hangzhou, Chongqing, Wuhan and Tianjin;

●	“tier three cities” and “tier four cities” are to small- to mid-sized cities in China that are strategically located or have relatively developed or large local economy;

●	“dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

The translations from RMB to U.S. dollars and from U.S. dollars to RMB in this annual report were made at a rate of RMB6.8972 to US$1.00, the exchange rates set forth in the H.10 statistical release of the Federal Reserve Board on December 30, 2022. We make no representation that the RMB or U.S. dollar amounts referred to in this annual report could have been or could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. On March 3, 2023, the noon buying rate as set forth in the H.10 statistical release of the Federal Reserve Board for RMB was RMB6.9048 to US$1.00.

On April 14, 2022, we held an extraordinary general meeting of shareholders (the “Meeting”) to effect a share consolidation of 30 ordinary shares with par value of US$0.0001 each in our issued and unissued share capital into one ordinary share with par value of US$0.003 each (the “Share Consolidation” or “Reverse Split”). At the Meeting, our shareholders approved the Share Consolidation by ordinary resolutions. As a result, the Share Consolidation became effective on May 4, 2022, and the ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on May 6, 2022 under the same symbol “METX” but under a new CUSIP number of G6055H 148. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Each 30 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders, and the terms of the outstanding warrants, unit purchase options, senior convertible debentures and awards under share incentive plans of the Company were adjusted automatically without any action on the part of the holders of awards under share incentive plans. Immediately following the Share Consolidation, the authorized share capital of the Company became US$50,000.00 divided into 16,666,667 ordinary shares of par value of US$0.003 each. On June 28, 2022, the Company’s shareholders adopted an ordinary resolution to increase the Company’s authorized share capital from US$50,000.00 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each.

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

You can identify some of these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to,” “potential,” “continue” or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include statements relating to:

●	our goals and growth strategies;

●	our timing and amount of future production of bitcoin;

●	our future business development, financial condition and results of operations;

●	our ability to respond to price fluctuations and rapidly changing technology;

●	Our dependence on the level of demand and financial performance of the bitcoin mining industry;

●	developments and changes in laws and regulations, including increased regulation of the bitcoin mining industry through legislative action;

●	the future acceptance and/or widespread use of, and demand for, bitcoin and other cryptocurrencies;

●	our ability to procure bitcoin mining equipment from foreign-based suppliers;

●	legislative or regulatory changes, and liability under, or any future inability to comply with, existing or future energy regulations or requirements;

●	our ability to raise capital to fund business growth;

●	our ability to maintain our relationships with our third-party suppliers;

●	our ability to access low-cost power;

●	our ability to retain management and key personnel;

●	our future operating results;

●	the impact of the COVID-19 pandemic and other pandemic or natural disaster; and

●	the assumptions underlying or related to any of the foregoing.

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

Market Data and Forecasts

This annual report also contains data related to global cryptocurrency market that include projections based on a number of assumptions. The global cryptocurrency market may not grow at the rates projected by market data, or at all. The failure of the global cryptocurrency market to grow at the projected rates may have a material adverse effect on our business prospects, results of operations and the market price of our ordinary shares. In addition, the relatively new and rapidly changing nature of the global cryptocurrency market subjects any projections or estimates relating to the growth prospects or future condition of these markets to significant uncertainties. If any one or more of the assumptions underlying the market data turns out to be incorrect, actual results may differ from the projections based on these assumptions. You should not place undue reliance on these forward-looking statements.

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

Risks Related to Our Business and Industry

Risks and uncertainties related to our cryptocurrency business and industry include, but are not limited to, the following:

●	We have recently launched our blockchain and cryptocurrency business and have a limited operating history.

●	As the operating entities develop their blockchain and cryptocurrency business, our total revenue and cash flow will become materially dependent on the market value of digital assets and the volume of digital assets received from their mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

●	The cost of acquiring new mining machines has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

●

The price of new mining machines may be linked to the market price of bitcoin and other cryptocurrencies, and our costs of obtaining new and replacement mining machines may increase along with the market price of bitcoin and other cryptocurrencies, which may have a material and adverse effect on our financial condition and results of operations.

●	Because the only type of cryptocurrency we currently mine is bitcoin, our future success will depend in large part upon the value of bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

●	To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin, which could adversely impact us.

●	We are subject to risks associated with our need for significant electrical power.

●	The cryptocurrencies stored by the operating entities may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

Risks Related to Bitcoin

Risks and uncertainties related to bitcoin include, but are not limited to, the following:

●	The trading price of bitcoin, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of bitcoin could have a materially adverse effect on our business and results of operations.

●	The markets for bitcoin may be underregulated. As a result, the market price of bitcoin may be extremely volatile. Rapid decreases in the price of bitcoin could have a materially adverse effect on our business and results of operations.

●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities.

●	We have an evolving business model subject to various uncertainties.

●	It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

●	The development and acceptance of competing blockchain platforms or technologies may cause demand for bitcoin to decrease.

Risks Related to Governmental Regulation and Enforcement

●	If bitcoins are determined to be investment securities, and we hold a significant portion of our assets in bitcoins, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act of 1940 (the “Investment Company Act”). We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

●	We may be required to register as an investment company under the Investment Company Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the Investment Company Act and required to register as an investment company or to adjust our strategies.

●	We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

●	If U.S. and/or foreign regulators and other government entities assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

●	If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Risks Related to Our Ordinary Shares and the Trading Market

●	Our share price has recently declined substantially, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended.

●	We may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.

●	We are not expected to pay dividends on our ordinary shares in the foreseeable future.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law.

Risks Related to Our Business and Industry

We have recently launched our blockchain and cryptocurrency business and have a limited operating history.

Since early 2022, we have started to transition the business focus to blockchain and cryptocurrency business through the operating entities. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results will likely fluctuate moving forward as we focus on increasing our capacity and as the market price of bitcoin fluctuates. We may need to make business decisions that could adversely affect our operating results, such as modifications to our business structure, or operations. Additionally, as we have limited experience in the blockchain and cryptocurrency business, our efforts in developing such business may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. In the fiscal year ended December 31, 2022, we generated revenue in the amount of $11.8 million from our cryptocurrency business, representing 20.4% of our total revenue in this period, and generated net income of $1.0 million from our cryptocurrency business, representing 17.2% of our total net income during this period. Nevertheless, we may not continue to generate substantial revenue or net income from our blockchain and cryptocurrency business, if at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures or take advantage of market opportunities and our business, financial condition, and results of operations could be materially harmed.

As the operating entities develop their blockchain and cryptocurrency business, our total revenue and cash flow will become materially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

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

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value exceeded $1 trillion in October 2021 compared to $250 billion in October 2020, and fell back to $326 billion in January 2023, based on Bitcoin prices quoted on major exchanges. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

●	market conditions across the broader blockchain ecosystem;

●	trading activities on digital asset platforms worldwide, many of which may be unregulated, and may include manipulative activities;

●	investment and trading activities of highly active retail and institutional users, speculators, mining machines and investors;

●	the speed and rate at which digital assets are able to gain worldwide adoption as a medium of exchange, utility, store of value, consumptive asset, security instrument or other financial assets, if at all;

●	changes in user and investor confidence in digital assets and digital asset platforms;

●	publicity and events relating to the blockchain ecosystem, including public perception of the impact of the blockchain ecosystem on the environment;

●	unpredictable social media coverage or “trending” of digital assets;

●	the functionality and utility of digital assets and their associated ecosystems and networks, including digital assets designed for use in various applications;

●	consumer preferences and perceived value of digital assets;

●	increased competition from other payment services or other digital assets that exhibit better speed, security, scalability or other characteristics;

●	the correlation between the prices of digital assets, including the potential that a crash in one digital asset or widespread defaults on one digital asset exchange or trading venue may cause a crash in the price of other digital assets, or a series of defaults by counterparties on digital asset exchanges or trading venues;

●	regulatory or legislative changes and updates affecting the blockchain ecosystem;

●	the characterization of digital assets under the laws of various jurisdictions around the world;

●	the maintenance, troubleshooting and development of the blockchain networks underlying digital assets, including by mining machines, validators and developers worldwide;

●	the ability for digital asset networks to attract and retain mining machines or validators to secure and confirm transactions accurately and efficiently;

●	ongoing technological viability and security of digital assets and their associated protocols, smart contracts, applications and networks, including vulnerabilities against hacks and scalability;

●	fees and speed associated with processing digital asset transactions, including on the underlying blockchain networks and on digital asset platforms;

●	financial strength of market participants;

●	interruptions in service from, or failures of, major digital asset trading platforms;

●	availability of an active derivatives market for various digital assets;

●	availability of banking and payment services to support digital asset-related projects;

●	level of interest rates and inflation; and

●	monetary policies of governments, trade restrictions and fiat currency devaluations.

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

The price of new mining machines may be linked to the market price of bitcoin and other cryptocurrencies, and our costs of obtaining new and replacement mining machines may increase along with the market price of bitcoin and other cryptocurrencies, which may have a material and adverse effect on our financial condition and results of operations.

Our financial condition and results of operations are dependent on our ability to sell the bitcoin the operating entities mine at a price greater than our costs to produce that bitcoin. We incur significant up-front capital costs each time we acquire new mining machines, and, if future prices of bitcoin are not sufficiently high, we may not realize the benefit of these capital expenditures. As the price for new mining machines we buy increases, our cost to mine a single bitcoin also increases, therefore requiring a corresponding increase in the price of bitcoin for us to maintain our results of operations, to the extent we sell the bitcoin shortly after mining it.

We have observed significant fluctuations in market prices for bitcoin, to the extent that we are unable to reasonably predict future prices for the bitcoin the operating entities mine. The market price of bitcoin could decrease during this time to the point at which it no longer becomes profitable for the operating entities to use such equipment to mine bitcoin and, as a result, our business and financial results could suffer. This could, in turn, materially and adversely affect the trading price of our securities and our investors could lose part or all of their investment.

Reports have been released that the prices of new mining machines are adjusted according to the price of bitcoin. As a result, the cost of new machines can be unpredictable, and could also be significantly higher than our historical cost for new mining machines. As a result, at times, the operating entities may obtain mining machines and other hardware from third parties at higher prices, to the extent they are available. While we cannot know definitively if these two phenomena are linked, we have seen a measurable increase in the prices for new mining machines offered by third party manufacturers during periods of increased market prices for bitcoin, and such prices may continue to track the volatility in the market price of bitcoin.

The global supply chain for mining machines is presently constrained due to unprecedented demand coupled with a global semiconductor (including microchip) shortage, with a significant portion of available mining machines being acquired by companies with substantial resources. Semiconductors are utilized in various devices and products and are a crucial component of manning machines. Supply chain constraints coupled with increasing demand has led to increased pricing and limited availability for semiconductors. Prices for both new and older models of mining machines have been on the rise and these supply constraints are expected to continue for the foreseeable future. China, a major supplier of miners, has seen a production slowdown as a result of COVID-19. Should similar outbreaks or other disruptions to the China-based global supply chain for mining hardware occur, the operating entities may not be able to obtain adequate replacement parts for their existing mining machines or to obtain additional mining machines on a timely basis, if at all, or the operating entities may only be able to acquire mining machines at premium prices. Such events could have a material adverse effect on our ability to pursue our strategy, which could have a material adverse effect on our business and the value of our securities.

Because the mining machines owned by the operating entities are designed specifically to mine bitcoin, our future success will depend in large part upon the value of bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

Our operating results will depend upon the value of bitcoin because it is the only cryptocurrency the operating entities currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards the operating entities successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations. This means that our operating results will be subject to changes based upon increases or decreases in the value of bitcoin. The introduction of alternative cryptocurrencies, such as those backed by central banks known as Central Bank Digital Currencies, could significantly reduce the demand for bitcoin. This would reduce both our ability to earn mining rewards and transaction fees, and would also impair our ability to monetize the bitcoin we earn.

Our reliance primarily on a limited assortment of miner models from a single manufacturer may subject our operations to increased risk of failure.

The performance and reliability of the operating entities’ mining machines and our technology is critical to our reputation and operations. Because the operating entities currently use a limited assortment of mining machines in their fleet, if there are issues with those machines, such as a design flaw in the ASIC chips they employ, our entire system could be affected. The operating entities currently use a few different models of mining machines, but if there are issues with such machines, we may have to rely on a single model of mining machine. Any system error or failure may significantly delay response times or even cause our system to fail. Any disruption in our ability to continue mining could result in lower yields and harm our reputation and business. Any exploitable weakness, flaw, or error common to the type of mining machines we use affects all such mining machines; therefore, if a defect or other flaw exists and is exploited, all or a substantial portion of our mining operations could go offline simultaneously. Any interruption, delay or system failure could result in financial losses, a decrease in the trading price of shares of our ordinary shares and damage to our reputation.

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

Over the past few years, bitcoin mining operations have evolved from individual users mining with computer processors, graphics processing units and first-generation ASIC servers. New processing power being added by incorporated and unincorporated “professionalized” mining operations is gaining market share. Professionalized mining operations may use proprietary hardware or sophisticated ASIC machines acquired from ASIC manufacturers. Acquiring this specialized hardware at scale requires the investment of significant up-front capital, and mining operations incur significant expenses related to the operation of this hardware at scale, such as leasing operating space (often in data centers or warehousing facilities), incurring electricity costs to run the mining machines and employing technicians to operate mining farms. With the greater scale of professionalized mining operations (compared to individual mining operations) comes pressure to maintain profit margins on the rapid sale of bitcoin, whereas individual mining operations in past years were more likely to hold newly mined bitcoin for more extended periods. To the extent the price of bitcoin declines and such profit margin is constrained, professionalized mining operations are incentivized to sell bitcoin earned from mining operations soon after mining. This rapid selling of newly mined bitcoin greatly increases the volume of bitcoin that would otherwise be available for sale under normal market circumstances, creating downward pressure on the market price of bitcoin rewards.

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

The operating entities’ mining operations, including the sites in which their mining machines are operated or that are currently under construction, may experience damages, including damages that are not covered by insurance.

The operating entities’ current mining operations and any future mining operations they establish will be subject to a variety of risks relating to their physical condition and operation, including, but not limited to:

●	the presence of construction or repair defects or other structural or building damage;

●	any noncompliance with or liabilities under applicable environmental, health or safety regulations or requirements or building permit requirements;

●	any damage resulting from natural disasters, such as hurricanes, earthquakes, fires, floods and windstorms; and

●	claims by employees and others for injuries sustained at our properties, including as a result of exposure to high voltage operations, extreme temperature conditions in the operating entities’ mining farms, exposure to on-site contaminants and pollutants and dangers posed by the liquid-cooling reservoirs located at their sites.

For example, the operating entities’ mining farms could be rendered temporarily or permanently inoperable as a result of a fire or other natural disaster or by a terrorist or other attack on the mine. The security and other measures the operating entities take to protect against these risks may not be sufficient. Additionally, the operating entities’ mining farms could be materially adversely affected by a power outage or loss of access to the electrical grid or loss by the grid of cost-effective sources of electrical power generating capacity. The operating entities do not currently maintain any insurance cover for their operations. In the event of a loss at any of the mining farms in their network, the operating entities may not be able to remediate that loss in a timely manner or at all and the operating entities may lose some or all of the future revenues anticipated to be derived from such mining farms.

The operating entities do not maintain any insurance coverage for their cryptocurrency mining operations, and any potential material losses could materially and adversely affect their business and results of operations.

The operating entities do not maintain any insurance coverage for their cryptocurrency mining operations and, as such, they are subject to liabilities that may incur in connection with the operation of their business. For instance, because of the high cost of new mining machines, the operating entities may be required to expend additional capital resources to replace any mining machines they lose as a result of casualty events.

Furthermore, the bitcoin held by the operating entities is not insured by any government-sponsored investor protection program or otherwise. Therefore, any loss of bitcoin held by the operating entities, either through an information security failure, a mistaken transaction or otherwise, would not be reimbursed. This could adversely affect our operations and, consequently, an investment in our securities.

The operating entities are subject to risks associated with their need for significant electrical power.

The operating entities’ mining operations have historically required significant amounts of electrical power. As the operating entities continue to expand their mining operations, we anticipate the operating entities’ demand for electrical power will continue to grow. If the operating entities are unable to continue to obtain sufficient electrical power to operate their mining machines on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new mining machines.

Additionally, the operating entities’ mining operations could be materially adversely affected by prolonged power outages. Although the operating entities’ mining machines may be powered by backup generators on a temporary basis, it would not be feasible or cost-effective to run mining machines on back-up power generators for extended periods of time. The operating entities would likely need to reduce or cease their operations in the event of an extended power outage or as a result of the unavailability or increased cost of electrical power, which would materially and adversely affect our business and results of operations.

The cryptocurrencies stored by the operating entities may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

There is a risk that some or all of the operating entities’ cryptocurrencies could be lost or stolen. Cryptocurrencies are stored in cryptocurrency sites commonly referred to as “wallets” by holders of cryptocurrencies which may be accessed to exchange a holder’s cryptocurrencies. Access to the operating entities’ cryptocurrencies could also be restricted or otherwise compromised by cybercrime (such as a denial of service attack) against a service at which we maintain a hosted hot wallet. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage refers to any cryptocurrency wallet that is not connected to the internet. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions. Currently, we use hot wallet to store crypto assets.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to cryptocurrencies, such as by attacking the cryptocurrency network source code, exchange mining machines, third-party platforms, cold and hot storage locations or software, or by other means. Operating entities may be in control and possession of one of the more substantial holdings of cryptocurrency. As the operating entities increase in size, they may become a more appealing target for hackers, malware, cyber-attacks or other security threats. Any of these events may adversely affect the operating entities’ operations and, consequently, our investments and profitability. The loss or destruction of a private key required to access one or more of the operating entities’ digital wallets may be irreversible and they may be denied access for all time to our cryptocurrency holdings associated with that wallet. While the operating entities would be able to set up a new wallet to hold cryptocurrencies mined in the future, such a loss in holdings could adversely affect their investments and assets.

In addition, as with any computer code generally, flaws in cryptocurrency codes may be exposed by malicious actors. Several errors and defects have been found, including those that disabled some functionality for users and exposed users’ information. Exploitations of flaws in the source code that allow malicious actors to take or create cryptocurrency have previously occurred. Despite the operating entities’ efforts and processes to prevent such defects and breaches, their devices, as well as their mining machines, computer systems and those of third parties that the operating entities use in operations, are vulnerable to cyber security risks, including cyber-attacks such as viruses and worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions from unauthorized tampering with the operating entities’ mining machines and computer systems or those of third parties that our subsidiaries use in their operations. Such events could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies the operating entities mine or otherwise acquire or hold for their own account now or in the future.

Moreover, the operating entities’ cryptocurrencies may be access restricted based on the inaccessibility or compromise of digital wallets. Cryptocurrencies are controllable only by the possessor of both the unique public and private keys relating to the local or online digital wallet in which they are held, which wallet’s public key or address is reflected in the network’s public blockchain. The operating entities will publish the public key relating to digital wallets in use when the operating entities verify the receipt of transfers and disseminate such information into the network, but the operating entities will need to safeguard the private keys relating to such digital wallets. To the extent such private keys are lost, destroyed or otherwise compromised, the operating entities will be unable to access their cryptocurrencies and such private keys may not be capable of being restored by any network. Any loss of private keys relating to digital wallets used to store the operating entities’ cryptocurrencies could have a material adverse effect on the ability of the operating entities to operate their business or to pursue our new strategy at all, which could have a material adverse effect on our existing and prospective business, operations, or the value of any cryptocurrencies the operating entities mine or otherwise acquire or hold.

We evaluate custody risk and have established processes to manage wallets that are associated with the holdings of the operating entities’ cryptocurrencies. There can be no assurances that any processes the operating entities have adopted or will adopt in the future are or will be secure or effective, and the operating entities would suffer significant and immediate adverse effects if they suffered a loss of cryptocurrencies due to an adverse software or cybersecurity event.

We periodically evaluate third-party custodial wallet alternatives, but there can be no assurance the operating entities will utilize such services or any other new options may develop in the future, and if a custodial wallet is used there can be no assurance that such services will be more secure than those presently employed by the operating entities. Human error and the constantly evolving state of cybercrime and hacking techniques may render present security protocols and procedures ineffective in ways which we cannot predict.

We may not be able to realize the benefits of forks, and forks in the bitcoin network may occur in the future which may affect our operations and financial performance.

The future development and growth of bitcoin is subject to a variety of factors that are difficult to predict and evaluate. Because bitcoin is built on an open source protocol without a centralized governing authority, there is a possibility bitcoin develops in ways which are not foreseeable. An example is modification of the bitcoin protocol by a sufficient number of users (known as a “hard fork”).

The bitcoin protocol has been subject to “hard forks” that resulted in the creation of new networks, including Bitcoin Cash ABC, Bitcoin Cash SV, Bitcoin Diamond, Bitcoin Gold and others. Some of these hard forks have caused fragmentation among trading platforms as to the correct naming convention for the forked cryptocurrencies. Due to the lack of a central registry or rulemaking body, no single entity has the ability to dictate the nomenclature of forked cryptocurrencies, causing disagreements and a lack of uniformity among platforms on the nomenclature of forked cryptocurrencies, which results in further confusion to individuals as to the nature of assets they hold on digital asset trading platforms. In addition, several of these hard forks were contentious and as a result, participants in certain digital asset user and developer communities may harbor ill will toward other communities. As a result, certain community members may take actions that adversely impact the use, adoption, and price of bitcoin or any of its forked alternatives.

Furthermore, hard forks can lead to new security concerns. For instance, when the Bitcoin Cash and Bitcoin Cash SV network split in November 2018, “replay” attacks, in which transactions from one network were rebroadcast on the other network to achieve “double-spending,” plagued platforms that traded bitcoin, resulting in significant losses to some digital asset trading platforms. Another possible result of a hard fork is an inherent decrease in the level of security due to the splitting of some mining power across networks, making it easier for a malicious actor to exceed 50% of the mining power of that network, thereby making digital asset networks that rely on proof-of-work more susceptible to attack in the wake of a fork.

Historically, speculation over a new “hard fork” in the bitcoin protocol has resulted in bitcoin price volatility and future hard forks may occur at any time. A hard fork can lead to a disruption of networks and our information technology systems could be affected by cybersecurity attacks, replay attacks, or security weaknesses, any of which can further lead to temporary or even permanent loss of assets. Such disruption and loss could cause us to be exposed to liability, even in circumstances where we do not intend to support an asset compromised by a hard fork. Additionally, a hard fork may result in a scenario where users running the previous protocol will not recognize blocks created by those running the new protocol, and vice versa. This may render our bitcoin mining hardware incompatible with the new bitcoin protocol. Such changes may have a material effect on our operations, financial position and financial performance.

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

Increased labor costs and the unavailability of skilled workers could hurt our business, financial condition and results of operations.

The operating entities are dependent upon a pool of available skilled employees to operate and maintain their business. The operating entities compete with other cryptocurrency mining businesses and other similar employers to attract and retain qualified personnel with the technical skills and experience required to provide the highest quality service. The demand for skilled workers is high and the supply is limited, and a shortage in the labor pool of skilled workers or other general inflationary pressures or changes in applicable laws and regulations could make it more difficult for the operating entities to attract and retain personnel and could require the operating entities to enhance their wage and benefits packages, which could increase our operating costs.

Interruptions to our power supply and internet access could disrupt our operations or have an adverse effect on the price of bitcoin, which could adversely affect our business and results of operations.

Our bitcoin mining operations require a significant amount of electrical power and access to high-speed internet to be successful. If we are unable to secure sufficient electrical power, or if we lose internet access for a prolonged period, we may be required to reduce our operations or cease them altogether. More broadly, a disruption of the internet may affect the use of bitcoin and subsequently the value of our securities. Generally, bitcoin and our business are dependent upon the internet. A significant disruption in internet connectivity could disrupt the bitcoin network’s operations until the disruption is resolved, which could have a material adverse effect on the price of bitcoin and our ability to mine bitcoin. If any of these events occur, our business and results of operations may suffer, and our investors may be materially and adversely affected.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

In recent years, there has been considerable patent, copyright, trademark, domain name, trade secret and other intellectual property development activity in the crypto economy, as well as litigation, based on allegations of infringement or other violations of intellectual property, including by large financial institutions. Furthermore, individuals and groups can purchase patents and other intellectual property assets for the purpose of making claims of infringement to extract settlements from companies like ours. We cannot guarantee that our self-developed technologies and content do not or will not infringe the intellectual property rights of others. From time to time, our competitors or other third parties may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon such rights. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from using certain technologies, force us to implement expensive work-arounds, or impose other unfavorable terms. We expect that the occurrence of infringement claims is likely to grow as the crypto assets market grows and matures. Accordingly, our exposure to damages resulting from infringement claims could increase and this could further exhaust our financial and management resources. Further, during the course of any litigation, we may make announcements regarding the results of hearings and motions, and other interim developments. If securities analysts and investors regard these announcements as negative, the market price of our securities may decline. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, operating results, and financial condition.

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

The operating entities have limited operating history in the cryptocurrency industry, and our success and future growth will to a significant degree depend on the skills and services of our management, including our Chief Executive Officer and Acting Chief Financial Officer. We will need to continue to grow our management to alleviate pressure on our existing team and to set up and develop our business. If our management, including any new hires that we may make, fails to work together effectively and to execute our plans and strategies on a timely basis, our business could be significantly harmed. Furthermore, if we fail to execute an effective contingency or succession plan with the loss of any member of management, the loss of such management personnel may significantly disrupt our business.

Furthermore, the loss of key members of our management could inhibit our growth prospects. Our future success depends, in large part, on our ability to attract, retain and motivate key management and operating personnel. As we continue to develop and expand our operations, we may require personnel with different skills and experiences, who have a sound understanding of our business. As bitcoin mining is a developing field, the market for highly qualified personnel in this industry is particularly competitive and we may be unable to attract such personnel. If we are unable to attract such personnel, it could have a material adverse effect on our business, prospects, financial condition, and operating results.

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

The COVID-19 pandemic had a material adverse impact on the operating entities’ and the former VIEs’ business operations for the fiscal year ended December 31, 2022. In order to mitigate the impact of the COVID-19 pandemic on our business, the former VIEs significantly reduced the number of offline learning centers in order to improve the utilization of their resources and prepare for the strategic transformation of their business. As a result of this strategic move, the number of offline learning centers decreased from 34 as of December 31, 2021 to 17 as of November 22, 2022. As of November 22, 2022, the Company announced the unwinding of its VIE structure and the disposal of the ELT-related business in China, which has been generating loss for a long time, in an attempt to lighten the burden and better focus on the operating entities’ main business in the crypto asset market. In 2022, the COVID-19 pandemic did not have a material adverse impact on our cryptocurrency business.

The extent to which COVID-19 impacts the operating entities’ financial position, results of operations and cash flows in 2023 and beyond will depend on future developments of the pandemic. In addition, the operating entities’ financial position, results of operations and cash flows could be adversely affected to the extent that the COVID-19 pandemic negatively impacts the Chinese economy in general. We cannot assure you that the COVID-19 pandemic can be eliminated or contained in the near future, or at all, or a similar outbreak will not occur again. If similar outbreak occurs, the operating entities may be forced to close learning centers or offices again while they remain obligated to pay rent and other expenses for these facilities, have quarantine policies in place for students, teachers, or employees and the disinfection of the affected properties along with the temporary suspension of operations, or cancel or defer student enrollment to avoid the spread or recurrence of contagion.

The operating entities’ results of operations may continue to be adversely affected to the extent that the COVID-19 pandemic continues to affect the global economy in general. In addition, the longer-term trajectory of COVID-19, both in terms of scope and intensity of the pandemic, together with its impact on the industry and the broader economy are still difficult to assess or predict and face significant uncertainties that will be difficult to quantify. If the situation materially deteriorates, the operating entities’ business operations and financial performance may be materially and adversely affected.

If we fail to implement and maintain an effective system of internal controls, we may be unable to accurately or timely report the results of operations or prevent fraud, and investor confidence and the market price of our securities may be materially and adversely affected.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. In the course of auditing our consolidated financial statements for the fiscal year ended December 31, 2022, our independent registered public accounting firm identified two material weaknesses and other control deficiencies in our internal control over financial reporting.

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

As a public company, we will be subject to Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. Since we qualify as an “emerging growth company” pursuant to the JOBS Act with less than US$1.235 billion in revenue for our last fiscal year. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, in the assessment of the emerging growth company’s internal control over financial reporting. Moreover, even if management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Risks Related to Bitcoin

The trading price of bitcoin, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of bitcoin could have a materially adverse effect on our business and results of operations.

The price of bitcoin is highly speculative and is not based on the performance of an underlying business. Furthermore, the price of bitcoin could be subjected to additional influence from fraudulent or illegitimate actors, real or perceived scarcity, and political, economic, regulatory, tax or other conditions. Changes in the legislative or regulatory environment, or actions by governments or regulators that impact the cryptocurrency industry generally, could also affect the price of bitcoin. These factors may inhibit consumer trust in and market acceptance of bitcoin as a means of exchange, which could have a material adverse effect on our business, prospects, or operations and potentially the value of any bitcoin the operating entities mine. The speculative nature of the price of bitcoin and past dramatic volatility in pricing may create risks for the volatile trading price of bitcoin.

In 2022, the trading price of bitcoin appreciated significantly, from a low of approximately $15,700 per bitcoin to a high of approximately $47,500 per bitcoin. Because our revenue depends, in part, on the ability of the operating entities to sell the bitcoin mined, volatility in the market price of bitcoin, particularly for an extended period of time, has a material adverse effect on our business, prospects, or operations. Additionally, we have observed how the trading price for ordinary shares of companies in the cryptocurrency market respond to the cryptocurrency market. We cannot give any assurances that similar fluctuations in the trading price of bitcoin will not occur in the future. Accordingly, because the trading price of our securities may be correlated to the trading price of bitcoin, if the trading price of bitcoin again experiences a significant decline, we could experience a similar decline in the trading price for our ordinary shares. If this occurs, you may not be able to sell ordinary shares which you purchased at or above the price you paid for them and you may lose part or all of your investment.

The markets for bitcoin may be underregulated. As a result, the market price of bitcoin may be extremely volatile. Rapid decreases in the price of bitcoin could have a materially adverse effect on our business and results of operations.

Cryptocurrencies, such as bitcoin, that are represented and trade on a ledger-based platform may not necessarily benefit from viable trading markets. Stock exchanges have rules and regulations regarding marketplace conduct, and monitor investors transacting on such platform for fraud and other improprieties.

These conditions may not necessarily be replicated on a bitcoin trading platform, depending on the platform’s controls and other policies, and there are no controls regarding transactions that take place outside of organized exchanges. Although some cryptocurrency trading platforms are subject to regulation and monitor for illegal activity, because the bitcoin market itself is unregulated there are few means to prevent manipulation of prices for the overall market. These factors may decrease liquidity or volume or may otherwise increase volatility of bitcoin, which will have a material adverse effect on our ability to monetize the bitcoin mined.

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

We have an evolving business model subject to various uncertainties.

As cryptocurrency assets and blockchain technologies become more widely available, we expect the services and products associated with them to evolve. To stay current with the industry, our business model may need to evolve as well. From time to time, we may modify aspects of our business model relating to our strategy. We cannot offer any assurance that these or any other modifications will be successful or will not result in harm to our business. We may not be able to manage growth effectively, which could damage our reputation and negatively affect our operating results. Further, we cannot provide any assurance that we will successfully identify all emerging trends and growth opportunities in this business sector. Such circumstances could have a material adverse effect on our business, prospects or operations.

The impact of geopolitical and economic events on the supply and demand for bitcoin and other cryptocurrencies is uncertain.

Geopolitical crises may motivate large-scale purchases of bitcoin and other cryptocurrencies, which could rapidly increase the price of bitcoin and other cryptocurrencies. This may increase the likelihood of a subsequent price decrease as crisis-driven purchasing behavior dissipates, adversely affecting the value of our inventory, if any, following such downward adjustment. Such risks are similar to the risks of purchasing other commodities in uncertain times, such as the risk of purchasing, holding or selling gold. Alternatively, as an emerging asset class with limited acceptance as a payment system or commodity, global crises and general economic downturn may discourage investment in bitcoin as investors focus their investment on less volatile asset classes as a means of hedging their investment risk.

Cryptocurrencies, which are relatively new, are subject to supply and demand forces. How such supply and demand will be impacted by geopolitical events is largely uncertain but could be harmful to us and investors in our ordinary shares. Political or economic crises may motivate large-scale acquisitions or sales of cryptocurrencies either globally or locally. Such events could have a material adverse effect on our ability to continue as a going concern or to pursue our strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin mined.

Acceptance and/or widespread use of cryptocurrency is uncertain.

There are increasing public reports of businesses, insurance companies and local governments, among other organizations, either holding or planning to utilize cryptocurrencies, specifically bitcoin, as a store of value or as a medium of exchange and payment method. Other companies, typically through partnerships with digital currency processors, have also begun to increase the adoption of cryptocurrencies in the retail and commercial marketplace. Despite these public reports, there is still a relatively limited use of any cryptocurrency in the retail and commercial marketplace, thus contributing to price volatility that could adversely affect an investment in our securities. Banks and other established financial institutions may refuse to process funds for cryptocurrency transactions, process wire transfers to or from cryptocurrency exchanges, cryptocurrency-related companies or service providers, or maintain accounts for persons or entities transacting in cryptocurrency. Conversely, a significant portion of cryptocurrency demand is generated by investors seeking a long-term store of value or speculators seeking to profit from the short- or long-term holding of the asset. Price volatility, slow processing speeds, and high transaction costs undermine bitcoin’s role as a medium of exchange, as retailers are less likely to accept it as a direct form of payment. Market capitalization for bitcoin as a medium of exchange and payment method may always be low.

The relative lack of acceptance of cryptocurrencies in the retail and commercial marketplace, or a reduction of such use, limits the ability of end users to use them to pay for goods and services. Such lack of acceptance or decline in acceptance could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of bitcoin mined.

Transaction fees may decrease demand for bitcoin and prevent expansion.

A miner that successfully adds a block to the bitcoin blockchain is remunerated with newly mined bitcoins (known as the “block reward”) and may potentially also receive transaction fees. Bitcoin miners will be able to continue earning block rewards through this process until 21 million bitcoins have been mined, which reflects the total fixed supply limit of bitcoin. The bitcoin network’s design regulates supply by only allowing a fixed number of bitcoin to be mined each year and halving the number of block rewards paid to miners after approximately four years. As a result of the bitcoin network’s limitations on mining, it is estimated that the final bitcoin will be minted in 2140, at which time miners will be incentivized to maintain the network solely based on transaction fees. It is currently estimated that approximately 20 million bitcoin will have been mined by the year 2030.

Transaction fees are not pre-determined by the bitcoin protocol and vary based on market factors, such as user demand and the capacity of the network. Decreased transaction fees would have an adverse effect on our financial performance. However, if transaction fees paid for bitcoin transactions become too high, users may be motivated to move away from the bitcoin network entirely. Either the requirement from miners of higher transaction fees in exchange for recording transactions in a blockchain or a software upgrade that automatically charges fees for all transactions may decrease demand for bitcoin and prevent the expansion of the bitcoin network to retail merchants and commercial businesses, either of which could result in a reduction in the price of bitcoin that could adversely impact an investment in our securities. Decreased use and demand for bitcoin may adversely affect its value and result in a reduction in the price of bitcoin and the value of our securities.

It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

Several countries have taken and may continue taking regulatory actions that could severely restrict the right to acquire, own, hold, sell or use cryptocurrency assets or to exchange them for fiat currency. For example, in China and Russia, it is illegal to accept payment in bitcoin and other cryptocurrencies for consumer transactions and banking institutions are barred from accepting deposits of cryptocurrencies. Additional countries, including the United States, could take similar measures to ban or limit the holding of certain cryptocurrencies such as bitcoin. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin or other cryptocurrencies we mine or otherwise acquire or hold for our own account, and thus harm investors. We do not intend to mine other cryptocurrencies as part of our business model at this time.

Our operations, investment strategies and profitability may be adversely affected by competition from other methods of investing in cryptocurrencies.

We compete with other users and/or companies that are mining cryptocurrencies and other potential financial vehicles, including securities backed by or linked to cryptocurrencies through entities similar to us. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles, or to invest in bitcoin or other cryptocurrencies directly, which could limit the market for our shares and reduce their liquidity. The emergence of other financial vehicles and exchange-traded funds have been scrutinized by regulators and such scrutiny and the negative impressions or conclusions resulting from such scrutiny could be applicable to us and impact our ability to successfully pursue our strategy or operate at all, or to establish or maintain a public market for our securities. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine, and thus harm investors.

The development and acceptance of competing blockchain platforms or technologies may cause demand for bitcoin to decrease.

The development and acceptance of competing blockchain platforms or technologies, including competing cryptocurrencies which our mining machines may not be able to mine, such as cryptocurrencies being developed by popular social media platforms, online retailers, or government sponsored cryptocurrencies, may cause consumers to use or hold alternative cryptocurrencies. Our business utilizes presently existent digital ledgers and blockchains and we could face difficulty adapting to emergent digital ledgers, blockchains, or alternatives thereto. This may adversely affect us and our exposure to blockchain technologies and prevent us from realizing the anticipated profits from our investments. Such circumstances could have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account, which could materially and adversely affect investors’ investments in our securities.

Despite the current first-to-market advantage of the bitcoin network over other cryptocurrency networks, the cryptocurrency market continues to grow rapidly as the value of existing cryptocurrency rises, and as new cryptocurrencies enter the market as demand for cryptocurrency increases. Therefore, it is possible that another cryptocurrency could become comparatively more popular than bitcoin in the future. If an alternative cryptocurrency obtains significant market share, this could reduce bitcoin’s market share and value. All of our mining revenue is derived from mining bitcoin and, while we could potentially consider mining other cryptocurrencies in the future, we have no plans to do so currently and may incur significant costs if we choose to do so particularly because our machines are principally utilized for mining bitcoin and cannot mine other cryptocurrencies. As a result, the emergence of a cryptocurrency that erodes bitcoin’s market share and value could have a material adverse effect on our business.

The open-source structure of the bitcoin network protocol means that the contributors to the protocol are generally not directly compensated for their contributions in maintaining and developing the protocol. A failure to properly monitor and upgrade the protocol could damage that network and an investment in us.

The bitcoin network operates based on an open-source protocol maintained by contributors, largely on the Bitcoin Core project on GitHub. As an open source project, bitcoin is not represented by an official organization or authority. Because the bitcoin network protocol is not sold and its use does not generate revenues for contributors, contributors are generally not compensated for maintaining and updating the bitcoin network protocol. The lack of guaranteed financial incentive for contributors to maintain or develop the bitcoin network and the lack of guaranteed resources to adequately address emerging issues with the bitcoin network may reduce incentives to address the issues adequately or in a timely manner, which could have a material adverse effect on our business. Issues with the bitcoin network could result in decreased demand or reduced prices for bitcoin, thus impacting our ability to monetize the bitcoin we mine and also reducing the total number of transactions for which mining rewards and transaction fees can be earned, thus impacting the value of an investment in our securities.

The decentralized nature of the governance of bitcoin may lead to ineffective decision making that slows development or prevents the bitcoin network from overcoming emergent obstacles. Governance of the bitcoin network is by voluntary consensus and open competition with no clear leadership structure or authority. To the extent lack of clarity in corporate governance of the bitcoin network leads to ineffective decision making that slows development and growth of bitcoin, the value of our securities may be adversely affected.

We may not adequately respond to rapidly changing technology, which may negatively affect our business.

Competitive conditions within the bitcoin mining and cryptocurrency industry require that we use sophisticated technology in the operation of our business. The industry for blockchain technology is characterized by rapid technological changes, new product introductions, enhancements and evolving industry standards. New technologies, techniques or products could emerge that might offer better performance than the software and other technologies we currently use, and we may have to manage transitions to these new technologies to remain competitive. We may not be successful, generally or relative to our competitors, in timely implementing new technology into our systems, or doing so in a cost-effective manner. During the course of implementing any such new technology into our operations, we may experience system interruptions and failures. Furthermore, there can be no assurances that we will recognize, in a timely manner or at all, the benefits that we may expect as a result of our implementing new technology into our operations. As a result, our business and operations may suffer, and there may be adverse effects on the price of our ordinary shares.

Incorrect or fraudulent bitcoin transactions may be irreversible.

Bitcoin transactions are irrevocable, and stolen or incorrectly transferred bitcoin may be irretrievable. As a result, any incorrectly executed or fraudulent bitcoin transactions could adversely affect our investments and assets. Bitcoin transactions are not, from an administrative perspective, reversible without the consent and active participation of the recipient of the bitcoin from the transaction. In theory, bitcoin transactions may be reversible with the control or consent of a majority of processing power on the network; however, we do not now, nor is it feasible that we could in the future, possess sufficient processing power to effect this reversal. Once a transaction has been verified and recorded in a block that is added to a blockchain, an incorrect transfer of bitcoin or a theft thereof generally will not be reversible and if an incorrect transfer or theft occurs, we may not have sufficient recourse to recover our losses from any such transfer or theft. It is possible that, through computer or human error, or through theft or criminal action, our cryptocurrency rewards could be transferred in incorrect amounts or to unauthorized third parties, or to uncontrolled accounts. Further, according to the SEC, at this time, there is no specifically enumerated U.S. or foreign governmental, regulatory, investigative or prosecutorial authority or mechanism through which to bring an action or complaint regarding missing or stolen bitcoin. As a result, if there is human error, theft, or criminal action, we will need to rely on existing private investigative entities to investigate any potential loss of our bitcoin assets. The third-party service providers rely on data analysis and compliance of internet service providers with traditional court orders to reveal information such as the IP addresses of any attackers who may target us. Our inability to recover any losses from such action, error or theft, could have a material adverse effect on our ability to continue as a going concern or to pursue our new strategy at all, which could have a material adverse effect on our business, prospects or operations of and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account now or in the future.

If a malicious actor or botnet obtains control of more than 50% of the processing power of the bitcoin network, such actor or botnet could manipulate the bitcoin network to adversely affect us, which could have a material, adverse effect on our business.

If a malicious actor or botnet (a volunteer or hacked collection of computers controlled by networked software coordinating the actions of the computers) obtains a majority of the processing power dedicated to mining bitcoin, it may be able to alter blockchains on which bitcoin transactions reside and rely on by constructing fraudulent blocks or preventing certain transactions from completing in a timely manner, or at all. The malicious actor or botnet could control, exclude or modify the ordering of transactions, though it could not generate new units or transactions using such control. The malicious actor could “double-spend” its own bitcoin (i.e., spend the same bitcoin in more than one transaction) and prevent the confirmation of other users’ transactions for as long as it maintained control. To the extent that such malicious actor or botnet does not yield its control of the processing power on the network or the bitcoin community does not reject the fraudulent blocks as malicious, reversing any changes made to blockchains may not be possible. The foregoing description is not the only means by which the entirety of blockchains or bitcoin may be compromised but is only an example.

Although there are no known reports of malicious activity or control of blockchains achieved through controlling over 50% of the processing power on the network, it is believed that certain mining pools may have exceeded the 50% threshold in bitcoin. The possible crossing of the 50% threshold indicates a greater risk that a single mining pool could exert authority over the validation of bitcoin transactions. To the extent that the bitcoin ecosystem, and the administrators of mining pools, do not act to ensure greater decentralization of bitcoin mining processing power, the feasibility of a botnet or malicious actor obtaining control of the blockchain’s processing power will increase, because such botnet or malicious actor could more readily infiltrate and seize control over the blockchain by compromising a single mining pool, if the mining pool compromises more than 50% of the mining power on the blockchain, than it could if the mining pool had a smaller share of the blockchain’s total hashing power. Conversely, if the blockchain remains decentralized it is inherently more difficult for the botnet or malicious actor to aggregate enough processing power to gain control of the blockchain. However, if this were to occur, the public may lose confidence in the bitcoin blockchain, and blockchain technology more generally. This would likely have a material and adverse effect on the price of bitcoin, which could have a material adverse effect on our business, financial results and operations.

If the award of bitcoin rewards for solving blocks is not sufficiently high, miners may not have adequate incentive to continue mining and may cease mining operations, which may make the blockchains they support with their mining activity less stable.

As the number of bitcoin rewards awarded for solving a block in the bitcoin blockchain decreases, the relative cost of mining bitcoin will also increase, unless there is a corresponding increase in demand for that bitcoin. Even relatively stable demand may not be sufficient to support the costs of mining because as new miners begin working to solve blocks, the relative amount of energy expended to obtain a cryptocurrency award will tend to increase. This increased energy directly relates to an increased cost of mining, which means an increased cost of obtaining a bitcoin award. This increased cost, if not met with a corresponding increase in the market price for the bitcoin resulting from increased scarcity and/or demand, may lead miners to conclude they do not have an adequate incentive to continue mining and, therefore, may cease their mining operations. This reduction in active miners supporting a blockchain may result in a reduction in the aggregate hash rate devoted to the blockchain as its bitcoin award is reduced. We believe this would tend to adversely affect the confirmation process for transactions (i.e., temporarily decreasing the speed at which blocks are added to a blockchain until the next scheduled adjustment in difficulty for block solutions) and make bitcoin networks more vulnerable to a malicious actor or botnet. This could permit such malicious actor or botnet to manipulate a blockchain in a manner that adversely affects our activities. A reduction in confidence in the confirmation process or processing power of the network could result and may be irreversible. Such events could have a material adverse effect on our ability to continue to pursue our strategy, which could in turn have a material adverse effect on our business, prospects or operations and potentially the value of any bitcoin we mine or otherwise acquire or hold for our own account now or in the future.

Demand for bitcoins is driven, in part, by its status as a prominent digital asset. It is possible that a digital asset other than bitcoin could have features that make it more desirable to a material portion of the digital asset user base, resulting in a reduction in demand for bitcoin, which could have a negative impact on the price of bitcoin and adversely affect an investment in our securities.

Bitcoin was the first digital asset to gain global adoption and critical mass, and as a result, it has a “first to market” advantage over other cryptocurrencies. In addition, many consortiums and financial institutions are also researching and investing resources into private or permissioned blockchain platforms rather than open platforms like the bitcoin network. Competition from the emergence or growth of alternative cryptocurrencies could have a negative impact on the demand for, and price of, bitcoin and thereby adversely affect an investment in our securities.

Investors may invest in bitcoin directly or through other potential financial vehicles, possibly including securities backed by or linked to bitcoin and digital asset financial vehicles. Market and financial conditions, and other conditions beyond our control, may make it more attractive to invest in other financial vehicles or to invest in bitcoin directly, which could limit the market for, and reduce the liquidity of, our securities.

Bitcoin held by us are not subject to Federal Deposit Insurance Corporation (“FDIC”) or Securities Investor Protection Corporation (“SIPC”) protections.

Bitcoin is not typically held with a banking institution or a member of the FDIC or the SIPC and, therefore, any bitcoin we may hold would not be subject to the protections enjoyed by depositors with FDIC or SIPC member institutions.

Bitcoin may have concentrated ownership and large sales or distributions by holders or bitcoin could have an adverse effect on its market price.

It is possible that certain persons or entities control multiple wallets that collectively hold a significant number of bitcoin, even if they individually only hold a small amount, and it is possible that some of these wallets are controlled by the same person or entity. As a result of this concentration of ownership, large sales or distributions by such holders could lead to volatility and have an adverse effect on the market price of bitcoin.

Risks Related to Governmental Regulation and Enforcement

If bitcoins are determined to be investment securities, and we hold a significant portion of our assets in bitcoins, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act of 1940 (the “Investment Company Act”). We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

The SEC and its staff have taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws and have issued reports, orders, and statements that provide guidance on when a cryptocurrency may be a security for purposes of the U.S. federal securities laws. The SEC generally does not provide advance guidance or confirmation on the status of any particular cryptocurrency as a security. Public statements made by senior officials at the SEC indicate that the SEC does not intend to take the position that bitcoin is a security (as currently offered and sold). However, such statements are not official policy statements by the SEC and reflect only the speakers’ views, which are not binding on the SEC or any other agency or court and cannot be generalized to any other digital asset. As of the date of this annual report, with the exception of certain centrally issued digital assets that have received “no-action” letters from the SEC staff, bitcoin and Ethereum are the only cryptocurrencies that senior officials at the SEC have publicly stated are unlikely to be considered securities. If laws and regulations evolve or the SEC changes its position with respect to whether bitcoin is regarded as a type of securities, we may be subject to Investment Company Act and other regulations surrounding securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.

Under the Investment Company Act, a company may fall within the definition of an investment company under section 3(c)(1)(A) thereof if it is or holds itself out as being engaged primarily, or proposes to engage primarily in the business of investing, reinvesting or trading in securities, or under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. There is no authoritative law, rule or binding guidance published by the SEC regarding the status of cryptocurrencies as “securities” or “investment securities” under the Investment Company Act. Although we believe that we are not engaged in the business of investing, reinvesting or trading in investment securities, and we do not hold ourselves out as being primarily engaged, or proposing to engage primarily, in the business of investing, reinvesting or trading in securities, to the extent the cryptocurrencies that our subsidiaries mine, own, or otherwise acquire may be deemed “securities” or “ investment securities” by the SEC or a court of competent jurisdiction, we may meet the definition of an investment company. If we fall within the definition of an investment company under the Investment Company Act, we would be required to register with the SEC. If an investment company fails to register, it likely would have to stop doing almost all business, and its contracts would become voidable. Generally non-U.S. issuers may not register as an investment company without an SEC order.

If we were unable to qualify for an exemption from registration as an investment company, or fail to take adequate steps within the one-year grace period for inadvertent investment companies, we would need to register with the SEC as an investment company under the Investment Company Act or cease almost all business, and our contracts would become voidable. Investment company registration is time-consuming and would require a restructuring of our business. Moreover, the operation of an investment company is very costly and restrictive, as investment companies are subject to substantial regulation concerning management, operations, transactions with affiliated persons and portfolio composition, and Investment Company Act filing requirements. The cost of such compliance would result in us incurring substantial additional expenses, and the failure to register if required would have a materially adverse impact on our operations.

There can be no assurances that we will properly characterize any given cryptocurrency as a security or non-security for purposes of determining which cryptocurrencies to mine, hold and trade, or that the SEC or a court, if the question was presented to it, would agree with our assessment. We could be subject to judicial or administrative sanctions for failing to offer or sell cryptocurrencies in compliance with the registration requirements, or for acting as a broker or dealer without appropriate registration. Such an action could result in injunctions, cease and desist orders, as well as civil monetary penalties, fines, and disgorgement, criminal liability, and reputational harm. Further, if any cryptocurrency that our subsidiaries mine, hold and trade is deemed to be a security under the laws of any U.S. federal, state, or foreign jurisdiction, or in a proceeding in a court of law or otherwise, it may have adverse consequences for such cryptocurrency. For instance, all transactions in such supported cryptocurrency would have to be registered with the SEC or other foreign authority, or conducted in accordance with an exemption from registration, which could severely limit its liquidity, usability and transactability. Further, it could draw negative publicity and a decline in the general acceptance of digital assets. Also, it may make it difficult for such cryptocurrency to be traded, cleared, and custodied as compared to other cryptocurrencies that are not considered to be securities.

We may be required to register as an investment company under the Investment Company Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the Investment Company Act and required to register as an investment company or to adjust our strategies.

We intend to conduct our operations in such a way that we will not be required to register as an investment company under the Investment Company Act. However, under the Investment Company Act, a company may fall within the definition of an investment company under section 3(a)(1)(C) thereof if it is engaged or proposes to engage in business of investing, reinvesting, owning, holding, or trading in securities, and owns or proposes to acquire “investment securities” (as defined therein) having a value exceeding 40% of its total assets (exclusive of government securities and cash items) on an unconsolidated basis. If the cryptocurrencies we mine or hold, or plan to mind or hold, are determined to be securities, we may be required to register as an investment company or to adjust our business strategies. There can be no assurance that we will be able to maintain our exclusion from registration as an investment company under the Investment Company Act. In addition, as a consequence of our seeking to avoid the need to register under the Investment Company Act on an ongoing basis, we may be limited in the ability to engage in cryptocurrency mining operations or otherwise make certain investments, and these limitations could result in our holding those cryptocurrencies we may wish to sell or selling the cryptocurrencies we may wish to hold, which could materially and adversely affect our business, financial condition and results of operations.

We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, and other digital assets under the law. For example, if regulatory changes or interpretations require the regulation digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the IRS, Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which we operate, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ordinary shares or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determined not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate our company. Any such action may adversely affect an investment in us.

If we fail to comply with such additional regulatory, licensure and registration compliance requirements, we may seek to cease all or certain of our operations or be subjected to fines, penalties and other governmental action. Such circumstances could have a material adverse effect on our ability to continue as a going concern or to pursue our business model at all, which could have a material adverse effect on our business, prospects or operations and potentially the value of any cryptocurrencies or digital assets we plan to hold or expect to acquire for our own account.

Regulatory developments related to cryptocurrencies and cryptocurrency markets may impact our business, financial condition, and results of operations.

Legislators have devoted increasing attention to cryptocurrencies and cryptocurrency markets. Legislatures across states in the U.S. may pass several crypto-related bills that vary in their subject matter and scope and create new regulatory framework or clarify existing regulations. In the event that any proposed crypto-legislature that limits or regulates our business activities is enacted, our business, financial condition, and results of operations may be negatively impacted.

Additionally, regulatory developments related to cryptocurrencies and cryptocurrency markets as well as the regulatory environment in which our subsidiaries operate can impact our operating costs and interfere with our business strategy with respect to where the operating entities operate. Additionally, to the extent that bitcoins, the only type of cryptocurrencies we mine, are affected by regulatory developments, including being categorized and regulated as securities, our business strategy with respect to our future business operations could be interfered as well. Should crypto-legislature that limits or regulates our business activities as such is enacted and/or regulatory environment has changed, our operating costs could significantly increase, and our business strategy with respect to our future business operations.

If U.S. and/or foreign regulators and other government entities assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

There are risks that U.S. and/or foreign regulators and other government entities may assert jurisdictions over cryptocurrencies and cryptocurrency markets. In such event, we may be subject to additional regulations imposed by these regulators and government entities. For instance, in the complaint of a federal lawsuit filed by the SEC against Ian Balina, an influencer in the cryptocurrency market, for his failure to register a cryptocurrency as a security before launching a 2018 initial coin offering, the SEC suggests that the U.S. has jurisdiction over all Ethereum transactions. Similar assertions concerning other types of cryptocurrencies could be made by the SEC and/or any other regulator or government entity and, if any part of our business is found subject to jurisdiction of these regulators, we may experience increased compliance costs and we may be required to alter our business operations to gain compliance with these regulations. For example, if the SEC has jurisdictions over the bitcoins the operating entities mine and they are deemed as securities by the SEC, any transactions involving our mined bitcoins and our mining activities may be subject to the regulations of the Securities Act and the Exchange Act, and any additional regulations published by the SEC. In such event, to the extent that we incur material increases in compliance costs or our business operations are no longer compliant with then-existing regulations, our business operations, financial position and results of operations will be materially and adversely affected.

Our transactions in cryptocurrency may expose us to countries, territories, regimes, entities, organizations and individuals that are subject to sanctions and other restrictive laws and regulations.

The Office of Foreign Assets Control of the U.S. Department of Treasury and the U.S. Department of State require us to comply with sanction programs based on foreign policy and national security goals against targeted countries, territories, regimes, entities, organizations and individuals. Because of the pseudonymous nature of blockchain transactions, we may not be able to determine the ultimate identity of the individuals with whom we transact with respect to buying or selling cryptocurrency. To the extent government enforcement authorities enforce laws and regulations that are impacted by blockchain technology, we may be subject to investigation, administrative or court proceedings, and civil or criminal monetary fines and penalties, all of which could harm our reputation and affect the value of our securities.

The cryptoeconomy is novel and has limited access to policymakers or lobbying organizations, which may harm our ability to effectively react to proposed legislation and regulation of cryptocurrency or cryptocurrency platforms adverse to our business.

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight, and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business.

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Cryptocurrencies are treated as “money” by FinCEN, and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

To the extent that our activities would cause us to be deemed a “money transmitter” (“MT”) or equivalent designation under state law in any state in which it may operate, we may be required to seek a license or otherwise register with a state regulator and comply with state regulations that may include the implementation of anti-money laundering programs, including implementing a know-your-counterparty program and transaction monitoring, maintenance of certain records and other operational requirements.

Such additional federal or state regulatory obligations may cause us to incur extraordinary expenses. Furthermore, we may not be capable of complying with certain federal or state regulatory obligations applicable to MSBs and MTs, such as monitoring transactions and blocking transactions, because of the nature of the bitcoin blockchain. If we are deemed to be subject to, and it is determined we are not in compliance with such additional regulatory and registration requirements, we may act to dissolve and liquidate.

The application of the Commodity Exchange Act, as amended (the “CEA”), to our bitcoin mining business is unclear and may be subject to change and therefore difficult to predict. To the extent we become subject to regulation by the CFTC in connection with our business activities, we may incur additional compliance costs, which may be significant.

The CEA does not currently impose any direct obligations on us related to the mining or exchange of bitcoin. However, the CFTC, the federal agency that administers the CEA, generally regards bitcoin as a commodity. This position has been supported by decisions of federal courts.

Changes in the CEA or the regulations promulgated by the CFTC thereunder, as well as interpretations thereof and official statements by the CFTC may impact the classification of bitcoin and subject it to additional regulatory oversight by the CFTC. Although the CFTC to date has not enacted regulations governing non-derivative or nonfinanced, margined or leveraged transactions in bitcoin, it has authority to commence enforcement actions against persons who engage in manipulation or deceptive practices related to transactions in any contract of sale of any commodity, including bitcoin, in interstate commerce.

While no provision of the CEA, or CFTC rules, orders or rulings (except as noted herein) appears to be currently applicable to our business, this is subject to change. We cannot be certain as to how future regulatory developments will impact the treatment of bitcoin under the law. Any requirements imposed by the CFTC related to our bitcoin mining activities or our transactions in bitcoin would cause us to incur additional extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our securities.

Moreover, if our bitcoin mining activities or transactions in bitcoin were deemed by the CFTC to constitute a collective investment in derivatives for our stockholders, we may be required to register as a commodity pool operator with the CFTC through the National Futures Association. Such additional registrations may result in extraordinary, non-recurring expenses, thereby materially and adversely impacting an investment in our securities. If we determine it is not practicable to comply with such additional regulatory and registration requirements, we may seek to cease certain of our operations. Any such action may adversely affect an investment in our business.

We are subject to risks associated with our need for significant electrical power. Government regulators may potentially restrict the ability of electricity suppliers to provide electricity to bitcoin mining operations, such as ours.

The operation of a bitcoin mining can require massive amounts of electrical power and we anticipate our demand for electrical power will grow as we expand our mining fleet. If we are unable to continue to obtain sufficient electrical power to operate our miners on a cost-effective basis, we may not realize the anticipated benefits of our significant capital investments in new miners. Further, our mining operations can only be successful and ultimately profitable if the costs, including electrical power costs, associated with mining a bitcoin are lower than the price of a bitcoin. As a result, any mine we establish can only be successful if we can obtain sufficient electrical power for that mine on a cost-effective basis, and our establishment of new mines requires us to find locations where that is the case. There may be significant competition for suitable mine locations, and government regulators may potentially restrict the ability of electricity suppliers to provide electricity to mining operations in times of electricity shortage, or may otherwise potentially restrict or prohibit the provision or electricity to mining operations. Additionally, our mines could be materially adversely affected by a power outage. If we are unable to receive adequate power supply and are forced to cease or reduce our operations due to the availability or cost of electrical power, including increased taxes associated with the use of electrical power, our business would experience materially negative impacts.

Climate change, and the regulatory and legislative developments related to climate change, may materially adversely affect our business and financial condition.

The potential physical impacts of climate change on our operations are highly uncertain and would be particular to the geographic circumstances in areas in which we operate or in which our third-party providers operate. These may include changes in rainfall and storm patterns and intensities, water shortages, changing sea levels and changing temperatures. The impacts of climate change may materially and adversely impact the cost, production and financial performance of our operations. Further, any impacts to our business and financial condition as a result of climate change are likely to occur over a sustained period of time and are therefore difficult to quantify with any degree of specificity. For example, extreme weather events may result in adverse physical effects on portions of our infrastructure, which could disrupt our supply chain and ultimately our business operations. In addition, disruption of transportation and distribution systems could result in reduced operational efficiency and customer service interruption. Climate related events have the potential to disrupt our business, including the business of our suppliers, and may cause us to experience higher attrition, losses and additional costs to resume operations.

In addition, a number of governments or governmental bodies have introduced or are contemplating legislative and regulatory changes in response to various climate change interest groups and the potential impact of climate change. Given the very significant amount of electrical power required to operate cryptocurrency miners, as well the environmental impact of mining for the rare earth metals used in the production of mining servers, the cryptocurrency mining industry may become a target for future environmental and energy regulation. Legislation and increased regulation regarding climate change could impose significant costs on us and our suppliers, including costs related to increased energy requirements, capital equipment, environmental monitoring and reporting, and other costs to comply with such regulations. Any future climate change regulations could also negatively impact our ability to compete with companies situated in areas not subject to such limitations. Given the political significance and uncertainty around the impact of climate change and how it should be addressed, we cannot predict how legislation and regulation will affect our financial condition, operating performance and ability to compete. Furthermore, even without such regulation, increased awareness and any adverse publicity in the global marketplace about potential impacts on climate change by us or other companies in our industry could harm our reputation. Any of the foregoing could result in a material adverse effect on our business and financial condition.

We are subject to environmental, health and safety laws and regulations that may expose us to significant liabilities for penalties, damages or costs of remediation or compliance.

Our operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties and/or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

The trend in environmental regulation has been to place more restrictions and limitations on activities that may be perceived to impact the environment, and thus there can be no assurance as to the amount or timing of future expenditures for environmental regulation compliance or remediation. New or revised regulations that result in increased compliance costs or additional operating restrictions could have a material adverse effect on our financial position, results of operations and cash flows.

Our mining business is subject to local government regulation.

We are subject to extensive and varied local government regulation, including regulations relating to public health, safety and zoning codes. We operate each of our locations in accordance with standards and procedures designed to comply with applicable codes and regulations. However, our failure to obtain or retain any required licenses could adversely affect our operations. Although we have not experienced, and do not anticipate experiencing any significant difficulties, delays or failures in obtaining required licenses, permits or approvals, any such problem could delay or prevent us from operating our current sites or further expanding our operations.

Future developments regarding the treatment of bitcoin for U.S. federal income and foreign tax purposes could adversely affect our business.

Due to the new and evolving nature of bitcoin and the absence of comprehensive legal guidance with respect to bitcoin, and bitcoin transactions, many significant aspects of the U.S. federal income and foreign tax treatment of bitcoin are uncertain, and it is unclear what guidance may be issued in the future on the treatment of bitcoin or bitcoin transactions, including bitcoin mining, for U.S. federal income and foreign tax purposes. Current Internal Revenue Service (“IRS”) guidance indicates that bitcoin, should be treated and taxed as property (rather than as a currency), and that transactions involving the payment of bitcoin for goods and services should be treated as barter transactions. While this treatment creates a tax reporting requirement for certain exchanges of bitcoin, it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions where bitcoin is held as a capital asset.

There can be no assurance that the IRS or other foreign tax authority will not alter its existing position with respect to bitcoin in the future or that a court would uphold the treatment of bitcoin as property, rather than currency. Any such alteration of existing IRS and foreign tax authority positions or additional guidance regarding bitcoin products and transactions could result in adverse tax consequences for holders of bitcoin and could have an adverse effect on the value of bitcoin and the broader bitcoin markets. The uncertainty regarding the tax treatment of bitcoin transactions, and the potential promulgation of new, or changes to existing, U.S. federal income, state or foreign tax laws, treaties, regulations, administrative practices or guidance relating to bitcoin transactions could adversely impact the price of bitcoin, our business and the trading price of our securities. Further, in the event our business expands, our after-tax profitability and financial results could be adversely affected by expanding, internationally or domestically, to jurisdictions with less favorable or more complex tax laws or greater scrutiny by taxing authorities.

Changes to applicable U.S. tax laws and regulations could affect our business and future profitability.

New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. The U.S. House of Representatives has advanced draft legislation (the “House Bill”) that would, if enacted, make significant changes to U.S. federal income tax laws. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of the House Bill or any similar legislation could have an adverse effect on our business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our business and future profitability.

Risks Related to Our Ordinary Shares and the Trading Market

Our share price has recently declined substantially, and our ordinary shares could be delisted from the Nasdaq or trading could be suspended.

The listing of our ordinary shares on the Nasdaq Capital Market is contingent on our compliance with the Nasdaq Capital Market’s conditions for continued listing. On September 16, 2022, we received written notification (the “Notification Letter”) from the Nasdaq Stock Market LLC (“Nasdaq”) that we were not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. In accordance with Nasdaq Listing Rules, we must regain compliance within 180 calendar days, or until March 15, 2023. To regain compliance, our ordinary shares must have a closing bid price of at least US$1.00 for a minimum of 10 consecutive business days. In the event we do not regain compliance by March 15, 2023, we may face delisting.

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

We are a Cayman Islands company and all of our officers and directors, including our chief executive officer and director, Siguang Peng, our acting chief financial officer, Yupeng Guo, our directors, Jishuang Zhao, Zhiyi Xie, Ye Ren and Jianlin Yu are nationals or residents of the PRC and a substantial portion of their assets are located in the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

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

On August 11, 2021, we changed our name from “Meten EdtechX Education Group Ltd.” to “Meten Holding Group Ltd.”

On October 20, 2022, pursuant to the terms of the VIE contractual arrangements, Zhuhai Meizhilian Education Technology Co., Ltd. (“Zhuhai Meten”) and Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”) unilaterally terminated their respective contractual arrangements with 30-day advanced notices to their respective former VIEs. The termination of the VIE contractual arrangements were effective on November 19, 2022. As the VIE structure has been unwound, the financial results of the VIEs and their subsidiaries are no longer consolidated into the Company’s financial statements after the effective date. As of the date of this annual report, the operating entities only operate cryptocurrency mining business in the U.S., and we no longer provide ELT services, which services were provided by the former VIEs.

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

On August 8, 2022, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 1,260,000 ordinary shares and 7,983,811 pre-funded warrants to purchase 7,983,811 ordinary shares, exercisable at an exercise price of $0.001 per share, at a purchase price of $0.699 per pre-funded warrant. As of the date of this annual report, 1,172,866 pre-funded warrants issued in that offering remain outstanding.

Nasdaq Notification Letters

On July 7, 2021, we received a written notification letter from the Nasdaq that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq. Nasdaq Listing Rule 5550(a)(2) requires listed securities to maintain a minimum bid price of US$1.00 per share, and Listing Rule 5810(c)(3)(A) provides that a failure to meet the minimum bid price requirement exists if the deficiency continues for 30 consecutive business days. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from May 24, 2021 to July 6, 2021, we did not meet the minimum bid price requirement. On January 5, 2022, we were notified by Nasdaq that we were eligible for another 180 days to regain compliance, or until July 5, 2022. On May 4, 2022, we effected a 30-to-1 Share Consolidation in order to cure the deficiency. On May 20, 2022, we were notified by the Nasdaq that we regained compliance with Nasdaq Listing Rule 5550(a)(2) and that matter was closed.

On September 16, 2022, we received a written notification letter Nasdaq that we were not in compliance with the minimum bid price requirement set forth in Nasdaq Rules for continued listing on Nasdaq. Based on the closing bid price of our ordinary shares for the 30 consecutive business days from August 4, 2022 to September 15, 2022, we did not meet the minimum bid price requirement. We are provided until March 15, 2023 to regain compliance with the bid price requirement. At the expiration of the 180-day period, we may be eligible for another 180 days to regain compliance or face delisting. As of the date of this annual report, we have not regained compliance with the Nasdaq Listing Rule 5550(a)(2).

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

Increase of Authorized Share Capital

On June 28, 2022, the Company’s shareholders adopted an ordinary resolution to increase the Company’s authorized share capital from US$50,000.00 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each.

B.	Business Overview

Meten Holding Group Ltd. is not an operating company but a Cayman Islands holding company. Our ability to pay dividends depends upon dividends paid by our subsidiaries. Cash flows have occurred between the Cayman Islands holding company and its subsidiaries. The Cayman Islands holding company transferred cash to its subsidiaries in the amount of $10.8 million, $97.7 million and $5.8 million for the fiscal years ended December 31, 2020, 2021 and 2022, respectively. The Cayman holding company’s subsidiaries transferred cash to the Cayman holding company in the amount of $15.9 million, $12.9 million and $7.9 million for the fiscal years ended December 31, 2020, 2021 and 2022, respectively. Our subsidiaries transferred cash to the former VIEs in the amount of $23.3million, $81.4 million and $12.3 million for the fiscal years ended December 31, 2020, 2021 and 2022, respectively. The former VIEs transferred cash to our subsidiaries in the amount of $17.9million, $28.7 million and $8.6 million for the fiscal years ended December 31, 2020, 2021 and 2022, respectively.

We have not declared or paid dividends in the past, nor any dividends or distributions were made by a subsidiary or former VIE to our holding company. We do not intend to distribute dividends in the foreseeable future, but we do not have a fixed dividend policy. Our board of directors have complete discretion on whether to distribute dividends, subject to applicable laws. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Ordinary Shares—We are not expected to pay dividends on our ordinary shares in the foreseeable future.”

Selected Condensed Consolidated Financial Schedule of Meten Holding Group and the former VIEs

The following tables present selected condensed consolidated financial data of Meten Holding Group and its subsidiaries and former VIEs for the fiscal years ended December 31, 2022, 2021 and 2020, and balance sheet data as of December 31, 2022 and 2021, which have been derived from our audited consolidated financial statements for those years.

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE LOSS

	For the year ended December 31, 2020
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	29,216	897,035	(29,216)	897,035
Net loss	(56,199)	(43,539)	(283,829)	(29,216)	(412,783)
Comprehensive loss	(56,199)	(43,539)	(283,829)	(29,216)	(412,783)

	For the year ended December 31, 2021
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	-	50,289	728,996	(50,289)	728,996
Net loss	(60,748)	(48,189)	(227,071)	(50,289)	(386,297)
Comprehensive loss	(60,748)	(48,189)	(227,071)	(50,289)	(386,297)

	For the year ended December 31, 2022
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Revenue	81,599	13,382	317,844	(13,382)	399,443
Net income	6,670	(11,072	(31,448)	-	(35,850)
Comprehensive loss	6,670	(11,072)	(31,448)	-	(35,850)

SELECTED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of December 31, 2021
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	32,015	74,854	61,535	-	168,404
Total current assets	67,550	762,624	203,093	(643,529)	389,738
Investments in subsidiaries and VIEs	29,000	-	-	(29,000)	-
Total assets	96,550	764,330	697,015	(672,529)	885,366
Total liabilities	21,320	9,134	1,461,866	(643,529)	848,791
Total shareholders’ equity	75,230	755,196	(764,851)	(29,000)	36,575
Total liabilities and shareholders’ equity	96,550	764,330	697,015	(672,529)	885,366

	As of December 31, 2022
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Cash	333	-	-	-	333
Total current assets	789,698	(692,761)	-	-	96,937
Investments in subsidiaries and VIEs	-	-	-	-	-
Total assets	902,041	(692,761)	-	-	209,280
Total liabilities	76,305	-	-	-	76,305
Total shareholders’ equity	825,736	(692,761)	-	-	132,975
Total liabilities and shareholders’ equity	902,041	(692,761)	-	-	209,280

SELECTED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended December 31, 2020
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	(177,139)	(1,811)	(164,268)	-	(343,218)
Net provided by (used in) investing activities	495	(1,121)	(54)	-	(680)
Net cash provided by financing activities	196,505	4,894	91,241	-	292,640

	For the year ended December 31, 2021
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	(730,075)	646,694	(375,922)		(459,303)
Net used in investing activities	(16,641)	(52,617)	(2,685)		(71,943)
Net cash provided by (used in) financing activities	777,818	(541,438)	371,637		608,017

	For the year ended December 31, 2022
RMB in thousands	Meten Holding Group Ltd.	Subsidiaries	VIE and its Subsidiaries	Eliminations	Consolidated Total
Net cash used in operating activities	40,720	-	(254,847)	-	(214,127)
Net provided by (used in) investing activities	(73,998)	-	57,751	-	(16,247)
Net cash provided by financing activities	66,522	-	(13,059)	-	53,463

Business Overview

Through the operating entities, we are a crypto asset technology company based in the U.S. with a focus on bitcoin mining. We also generate revenue through mining machines resale and rental business operations.

For the fiscal year ended December 31, 2022, we generated a substantial majority of our revenue from bitcoin mining. We store all of our bitcoins mined in hot wallets, or cryptocurrency wallets connected to the internet, and may from time to time exchange bitcoins mined for fiat currency to generate cash flow to fund our subsidiaries’ business operations. We attribute our growth since we launched our crypto asset business in 2022 to our competitive strengths in diversified revenue streams, dedicated team and efforts towards regulatory compliance, and our experienced and visionary management team.

As of December 31, 2022, our subsidiaries owned a total of 1,754 mining machines, of which 1,482, or 84.5% were under operation with a total hash rate of 140PH/S. Through our subsidiaries, we manage and operate our mining machines at three hosting facilities operated by a hosting facility owner in Jellico, Tennessee, Cumberland, Kentucky and New Tazewell, Tennessee, respectively. For the fiscal year ended December 31, 2022, we mined a total of 84.9638 bitcoins, generating US$2.4 million in revenue.

Historically, the price of bitcoins has fluctuated significantly. The profitability of our bitcoin mining operations and our operation results have been and will continue to be directly impacted by the trading price of bitcoins. To mitigate these risks, we have launched a mining machines resale and rental business. We have maintained business relationship with a major machine manufacturer, AGM Technologies Ltd, from which we source mining machines on an order-by-order basis, often at prices lower than market prices. We will then resell mining machines when there is a shortage of machines available on the market and resale prices are higher. Additionally, from time to time, we rent out our mining machines to customers at a rate calculated based on the total bitcoins mined. We seek to rent out a greater percentage of our fleet at times when bitcoin prices are lower to generate cash flow.

We believe research and development capacities are key to our continued long-term growth and will afford us with the ability to mine bitcoins with greater hash rate and power efficiency and the opportunity to further expand our service or product offerings and diversify our revenue streams. Through the Affiliated Company (as defined below), we have participated in the design and development of equipment dedicated for mining machines and infrastructure, including high voltage power supply, liquid-cooling systems, and hash boards. In the near future, we plan to continue investing in research and development through our subsidiaries and the Affiliated Company and accumulate knowledge in the cryptocurrency industry. See “— Research and Development.”

Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Diversified Revenue Streams Allowing us to Mitigate Bitcoin Price Fluctuations

Through our subsidiaries, we started generating revenue through mining bitcoins and conducting a mining machines resale and rental business in the fiscal year ended December 31, 2022. For the fiscal year ended December 31, 2022, 20.2%, 74.5% and 5.3% of our total revenue was generated from bitcoin mining, mining machines resale, and mining machines rental, respectively, and the remaining revenue was generated from the VIEs’ operations prior to the termination of the VIE agreements.

We started our cryptocurrency business with bitcoin mining. As of the date of this annual report, our subsidiaries own a total of 1,754 mining machines, of which 1,482, or 84.5% are currently under operation and placed in the three hosting facilities managed by third-party services providers with whom we entered into hosting agreements, located at Jellico, Tennessee, Cumberland, Kentucky and New Tazewell, Tennessee, respectively. Additionally, we intend to deploy approximately 1,000 new mining machines by the end of 2023 at the operations sites.

Historically, the price of bitcoins has fluctuated significantly. For example, Bitcoin’s aggregate market value exceeded $1 trillion in October 2021 compared to $250 billion in October 2020, and fell back to $326 billion in January 2023, based on Bitcoin prices quoted on major exchanges. The profitability of our bitcoin mining operations and our operation results have been and will continue to be directly impacted by the trading price of bitcoins. For instance, in December 2022, as the trading price of bitcoins fluctuated between $15,000 to $20,000, it was no longer profitable for us to continue operating those mining machines with lower hash rates and computer power and, as such, we turned off a significant number of mining machines for a few weeks. To mitigate these risks, we have launched a mining machines resale and rental business.

We have maintained business relationship with a major machine manufacturer, AGM Technologies Ltd, from which we source mining machines on an order-by-order basis, often at prices lower than market prices. We will then resell mining machines when there is a shortage of machines available in the market and resale prices are higher. Additionally, from time to time, we rent out our mining machines to customers at a rate calculated based on the total bitcoins mined. We seek to rent out a greater percentage of our fleet at times when bitcoin prices are lower to generate cash flow.

We believe that by diversifying our revenue streams, we will be able to mitigate the risks we experience as a result of bitcoin price fluctuations and grow our business in the long run.

Dedicated Team and Efforts Towards Compliance with Cryptocurrency Laws and Regulations

Over the past few years, countries and regulatory bodies worldwide have implemented an increasing number of laws and regulations on cryptocurrencies. As a new entrant into the cryptocurrency industry, we have dedicated efforts to ensure compliance with cryptocurrency laws and regulations. Towards this goal, we have set up a compliance team, led by our chief executive officer, Mr. Siguang Peng, and comprised of experienced industry professionals and experts and external consultants. The compliance team has the right to veto any operational decision of the Company if it suspects that such decision materially runs the risk of violating cryptocurrency laws and regulations. The compliance team also reviews and analyzes newly implemented regulatory policies, hold internal discussion and research sessions, and consults with industry experts on a regular basis to better its understanding of regulatory policies and implement compliance plans. We believe that our strong emphasis and dedication towards regulatory compliance will help us grow and succeed in the industry in the long run.

Experienced and Visionary Management Team and Partners of the Affiliated Company with Proven Track Records

Our management team is led by our co-founders Mr. Siguang Peng, Mr. Jishuang Zhao and Mr. Yupeng Guo, each of whom has more than 15 years of senior management experience. Additionally, we formed a company (the “Affiliated Company”) focusing on cryptocurrency business, Met Chain Co., Ltd., in which we hold a total of 24.3% equity interests as of the date of this annual report, with Mr. Zhijun Liu, Ms. Yunning Li, Mr. Manning Liao, who have rich experience in the cryptocurrency and blockchain industries. For example, Mr. Zhijun Liu, who serves as a vice president of Hummer Miner, a technology company with a focus on the development and manufacturing of cryptocurrency machines, has extensive experience and expertise in the development of mining machines. Ms. Yunning Li, the former chief marketing officer of ChainPlus, has extensive experience in the cryptocurrency industry.

With their clear vision and long-term commitment to our business strategies, we have achieved success with our current business focus on mining small-cap cryptocurrencies and significant revenue growth in the past few years. We believe that in the future we will continue to benefit from our senior management team’s industry knowledge, diverse background and skills, and clear version for our ongoing development.

Growth Strategies

Through our subsidiaries, we plan to implement the following growth strategies:

Growing Our Current Business Lines

We believe that the cryptocurrency industry still has significant growth potentials, and we expect to continue growing our current cryptocurrency business lines through increasing the number of mining machines in our fleet in the future. Benefiting from higher combined hash rate, owning a large number of mining machines would allow us to increase our profitability derived from bitcoin mining when bitcoin prices are high, and gain more bargaining power in mining machines resale and rental operations. Growing our current business lines can also benefit us by further contributing to the diversification of our revenue streams and our continued growth and success.

Increasing Research and Development Efforts

The global cryptocurrency industry is characterized by rapid technological development and continual introduction of new models of mining machines. We believe that our future success depends largely on our ability to mine cryptocurrencies at faster pace and with greater computing power, lower energy costs, and lower environmental impact than our competitors.

Through the Affiliated Company, we have participated in the design and development of equipment dedicated for mining machines and infrastructure, including high voltage power supply, liquid-cooling systems, and hash boards. In the near future, we plan to continue investing in research and development through our subsidiaries and the Affiliated Company and accumulate knowledge in the cryptocurrency industry. Specifically, we intend to design and develop a proprietary model of ASIC mining machines dedicated to bitcoin mining. For details, see “— Research and Development.”

To empower our subsidiaries’ research and development capabilities, we plan to start expanding our subsidiaries’ research and development team and upgrade their facilities for research and development in 2023. As of December 31, 2022, our subsidiaries had five members in their research and development team. Our subsidiaries will aim to attract talented persons specialized in algorithm optimization, software development, and mining machine design, and provide incentives to them for innovation, and continue building a strong research and development team.

Offering Crypto Asset Management Services

As the cryptocurrency industry continues to grow, we expect the market demand for crypto asset management services to increase as investors are seeking to manage and grow the crypto assets they own. We plan to gradually launch crypto asset management services to clients, such as crypto wallets, custody solutions, and trust services, in 2023 and 2024. We believe these services will be able to meet the needs to investor clients, as well as add to our services value chain.

Blockchain and Cryptocurrency Mining Overview

Blockchain is the ledger technology that underlies bitcoin and other cryptocurrencies. The concept was first introduced in 2008 in the form of an anonymous whitepaper that laid out the purpose and the technology behind bitcoin. The first bitcoin was created in 2009.

A blockchain is a decentralized, distributed and encrypted digital public ledger that stores information in a secure, verifiable and permanent way. An advantage of blockchain over other database technologies is that it is completely decentralized, meaning that no entity or computer owns and stores the full database, and blockchain guarantees the security of a record of data and generates trust without the need for a trusted third party. Instead, the blockchain ledger is partially distributed across computers that act as nodes in a peer-to-peer network, which requires every transfer or storage of information in the public ledger to be approved by the majority of nodes in the network.

A cryptocurrency is a type of decentralized, encrypted digital asset that acts as a medium of exchange and/or store of value. Cryptocurrencies are a popular application of blockchain technology, enabling transactions on the network to be settled, confirmed and stored in a distributed public ledger through a process called mining. Cryptocurrencies are not backed by a central bank or governmental entity, have no physical form and are usually not tied to a value index. Additionally, the supply of a cryptocurrency may be fixed. Bitcoin, for example, has a maximum supply of 21 million bitcoin, which is expected to be reached in 2140 and after which no additional bitcoin will be minted.

Cryptocurrencies have recently gained extensive mainstream attention as the cryptocurrency market value and adoption rates, both by retail and institutional investors, have experienced accelerated growth. We believe bitcoin specifically continues to gain more trust from investors and financial institutions as it demonstrates its fundamental role in the crypto economy, leading to many companies adopting bitcoin as an alternative to cash on their balance sheets.

We believe blockchain and cryptocurrencies serve multiple purposes and can make a significant impact across multiple business sectors. We believe cryptocurrencies have numerous advantages over fiat currencies, although there are potential risk factors that are not present with fiat currencies. Cryptocurrencies’ advantages include:

●	decentralized store of value, supply of which may not be influenced by the monetary policy of governmental authorities or financial institutions;

●	providing simplified and direct access to financial services;

●	encrypted and secure digital asset;

●	immediate settlement of transactions without relying on an intermediary financial institution; and

●	cryptocurrency can be converted to fiat currencies at prevailing market prices for the relevant cryptocurrency.

Cryptocurrency mining and miners

Cryptocurrency mining is the process of using specialized and high-powered miners to solve advanced cryptographic math computations, verifying the authenticity of such cryptocurrency transactions for the blockchain transaction public ledger. These solved math problems or authenticated transactions are then combined into blocks, with these blocks having specific requirements in terms of size and proof-of-work, and later published to the blockchain. A miner that verifies and solves a new block is awarded a portion of newly generated digital coins, which can then be sold on the market to generate transaction fees and profits for the mining company or retained by the miner for future use.

The bitcoin network goes through “halving events” during which the number of bitcoin that miners are awarded for processing a block are reduced by 50%. On the bitcoin network, these events occur every 210,000 blocks (roughly every four years). There have been three halving events to date on the bitcoin network. The initial award on the bitcoin network was 50 bitcoins per block. The current award is 6.25 bitcoin per block. The most recent halving event occurred on May 11, 2020 and the next halving event will likely occur in 2024. The halving mechanism results in an ever-decreasing issuance rate of bitcoin.

Mining pools

An individual miner’s daily expected rewards in mining a type of cryptocurrency are proportionate to its contribution to such cryptocurrency’s aggregate hash rate on its network. However, given the nature of how mining process works, the chance of successfully mining blocks is probabilistically determined by the law of large numbers and there is significant variance involved in mining, especially for individual miners. To address this issue, miners have recently explored methods to increase their probability of being awarded coins by pooling their processing resources into a “mining pool.” A mining pool is a platform where miners contribute their computing power to jointly mine cryptocurrencies and share mining rewards in proportion to the amount of hashing power contributed by each participant. By participating in a mining pool, a miner is more likely to receive a smaller, yet steady, stream of mining rewards. The mining pool operator and the pool software arranges the pool in terms of miners’ hashing capacity, work conducted and rewards earned.

Mining machines

Bitcoin is mined on specialized computers that utilize an algorithm to guarantee the integrity of blocks in the blockchain using a specific hash function to solve the algorithm. The hash function can be efficiently computed on a special mining device called ASIC using the SHA-256 cryptography algorithm, which is the block hashing algorithm used by the bitcoin network to hash new blocks on the blockchain. SHA stands for Secret Hash Algorithm, and it converts any input into a 32-byte output, creating output data hashes that always have 256 digits. The main suppliers of bitcoin mining rigs are Bitmain and MicroBT, each of which control a significant amount of the market of mining machines, with other major suppliers including Ebang and Canaan.

Mining machines are rewarded in bitcoin and transaction fees in proportion to their processing contribution to the network. Mining machines are relatively energy intensive and produce a high amount of heat. To operate mining machines efficiently at a low cost, mining companies endeavor to procure low-cost energy sources and implement efficient cooling methods.

Performance metrics

Network hash rate

Mining hardware conducts complex computations to verify transactions in the blockchain and is measured in “hash rate” or “hashes per second.” “Hash rate” is defined as the speed at which a computer can take any set of information and turn it into letters and numbers of a certain length, known as a “hash.” A “hash” is the computation run by mining hardware in support of the blockchain; therefore, a miner’s “hash rate” refers to the rate at which it is capable of solving such computations. The total hash rate is a measure of the computing power of the network. A participant in a blockchain network’s mining function has a hash rate total of mining hardware deployed by such participant seeking to mine a specific digital asset and, network-wide, there is a total hash rate of all miners seeking to mine each specific type of digital asset. If a mining participant has a higher total hash rate than the blockchain network’s total hash rate, this participant generally sees a higher success rate in digital asset rewards over time as compared to other mining participants with relatively lower total hash rates.

Mining Difficulty

Mining difficulty refers to the level of process power, or hash rate, required for solving and authenticating a complex cryptographic block. Mining difficulty automatically adjusts by increasing or decreasing the computing requirement for verifying a block when there is a corresponding increase or decrease in the total hash rate of a network. The higher the number of mining machines in the network effectively results in a higher mining difficulty. As more processing power is added to the network, the difficulty increases.

The process of solving a block in the bitcoin network is tied to ten-minute increments. As miners are added or removed from the network and hash rate increases or decreases, difficulty must adjust periodically to maintain the ten-minute process. This periodic adjustment occurs every 2,016 blocks, which occurs approximately every two weeks.

Bitcoin Mining Operations

Mining Machines

As of the date of this annual report, our subsidiaries own a total of 1,754 mining machines, which our subsidiaries rely upon for their day-to-day business activities. Among all mining machines owned, a total of 1,754 miming machines are currently under operation, hosted at three different sites managed by a facility operator.

Set forth below is a summary of each model of bitcoin mining machines our subsidiaries own as of the date of this annual report:

	Model	Total Mining Machines Hosted and Under Operation
1	Bitmain Antminer S19 90TH/S	147
2	Bitmain Antminer S19j Pro 100TH/S	1,335
	Bitmain Antminer S19 XP 140TH/S	272
	Total:	1,754

With their mining machines, our subsidiaries mined cryptocurrencies of an aggregate value of nil, nil and US$2.4 million for the fiscal years ended December 31, 2020, 2021 and 2022, respectively. As of December 31, 2022, our network hash rate for all mining machines operated was 38PH/S.

Suppliers

Our subsidiaries value the quality and computing power of their mining machines and, as such, our subsidiaries carefully evaluate the potential suppliers. In particular, our subsidiaries take into account factors including, but not limited to, a potential supplier’s operating history, operational scale, industry reputation, product quality, quality control effectiveness, technological expertise, pricing, reliability, and customer services. Our subsidiaries do not maintain strategic framework agreement or long-term procurement agreement with any of the suppliers, and our subsidiaries purchase raw materials from the suppliers on an order-by-order basis. Despite that, during the fiscal years ended December 31, 2020, 2021 and 2022, our subsidiaries did not experience any significant difficulties in procuring mining machines.

For the fiscal year ended December 31, 2020, we did not source mining machines from any suppliers. For the fiscal year ended December 31, 2021, AGM Technologies Ltd and Bitmain Technologies Ltd were our main suppliers for the mining machines used in our bitcoin mining operations, representing our purchase in the amount of $6.9 million and $2.6 million, or 63.1% and 24.0%, out of the total mining machines purchased for use in our bitcoin mining operations, respectively. For the fiscal year ended December 31, 2022, AGM Technologies Ltd and Bitmain Technologies Ltd were our main suppliers for the mining machines used in our bitcoin mining operations, representing our purchase in the amount of $7.9 million and $1.7 million, or 81.9% and 18.1% out of the total mining machines purchased for use in our bitcoin mining operations, respectively.

Hosting Facilities

A hosting facility functions as a storage facility where mining machines mine cryptocurrencies. Hosting facilities are owned and operated by third parties, with whom we enter into agreements for the hosting of our subsidiaries’ mining machines. We select sites for hosting facilities to place and operate our subsidiaries’ mining machines based on criteria including but not limited to:

●	favorable local laws and regulations on cryptocurrency mining activities;

●	low land and electricity costs to reduce mining expense for our subsidiaries’ mining activities;

●	political stability of surrounding area; and

●	local tax policies on income generated from mining activities.

Through our subsidiaries, we currently manage and operate our mining machines at three hosting facilities operated by a hosting facility owner in Jellico, Tennessee, Cumberland, Kentucky, and New Tazewell, Tennessee, respectively. The third-party facility operator also equips these mining farms and facilities with supporting staff to trouble shoot basic everyday technical difficulties. As of December 31, 2022, among all the machines owned by our subsidiaries, 1,482, or approximately 84.5% of the total 1,754 mining machines, were under operation.

The following chart sets forth the details of the hosting facilities with the location of our subsidiaries’ mining machines as of December 31, 2022:

	Location	Total Mining Machines Hosted	Machines Under Operation	Machines Not Under Operation
1	131 Douglas Ln, Jellico, TN 37762	320	320	-
2	328 Chad Yard Rd, Cumberland, KY40823	1,162	1,162	-
3	3785 Tennessee 33, New Tazewell, TN, 37825	272	-	272
4
5
	Total:	1,754	1,482	272

Mining Pools

A mining pool is a platform where miners contribute their computing power to jointly mine cryptocurrencies and share mining rewards in proportion to the amount of hashing power contributed by each participant. In a mining pool, the mining process is repeated a large number of times by all of its participants. By aggregating every participant’s hash power, it is more likely for the mining pool to successfully mine any particular block. Mining pools can therefore mutualize the risk of mining and participants can share mining rewards on a pro rata basis depending on each miner’s contribution to computing power to the pool.

Through our subsidiaries, we mine bitcoins exclusively through participating in mining pools. We currently participate in two mining pools, BTC.com pool, and F2Pool, for bitcoin mining. For the fiscal years ended December 31, 2020 and 2021, we did not participate in any mining pools. For the fiscal year ended December 31, 2022, we mined 77.3922 bitcoins from participating in BTC.com pool, and 7.5716 bitcoins from participating in F2Pool. For the same year, we paid 0.5% of total bitcoins mined, or 0.3870 bitcoins, to BTC.com pool as pool fees, and 0.5% of total bitcoins mined, or 0.0379 bitcoins, to F2Pool as pool fees.

Mining Results

Through our subsidiaries, we started our bitcoin mining operations in 2022. In one respect, we measure the success of our operations by the value of the bitcoins our subsidiaries earn from their mining activities. We believe in the long term growth potential of bitcoins, and we tend to hold most of the bitcoins our subsidiaries mine. Nevertheless, as our subsidiaries continue to produce bitcoins, our subsidiaries may from time to time exchange bitcoins for fiat currency such as U.S. dollars to generate cash flow to fund our business operations, subject to a combination of market and operational conditions. As of the date of this annual report, we do not have a policy in place regarding when and how we will exchange our mined bitcoins for fiat currency and through what exchange. Currently, we do not maintain agreements with any third-party exchange on which we exchange cryptocurrencies into fiat currency.

As of the date of this annual report, we store all of our bitcoins in hot wallets. A hot wallet refers to any cryptocurrency wallet that is connected to the internet. Generally, hot wallets are easier to set up and access as compared to wallets in cold storage, but they are also more susceptible to hackers and other technical vulnerabilities. Cold storage is generally more secure than hot storage, but is not ideal for quick or regular transactions. In the near future, we intend to switch a portion of our bitcoin storage to cold wallets and use a combination of hot wallets and cold wallets for bitcoin storage in the future. We take a series of precaution measures to protect our bitcoins, including opening accounts on reputable and reliable exchanges, setting up complex passwords and changing passwords on a frequent basis, adopting two-factor authentication for log-in, avoid using public Wi-Fi for account access, and staying informed of latest cybersecurity threats.

In the fiscal years ended December 31, 2020 and 2021, we did not mine any bitcoin. In the fiscal year ended December 31, 2022, we mined a total of 84.9638 bitcoins, generating revenue in the amount of US$2.5 million. In the same fiscal year, we exchanged a total of 86.5039 bitcoins for fiat currency, with an average selling price of US$25,295 per bitcoin, and our electricity costs per bitcoin mined was US$2.9 million in 2022. As of December 31, 2022, our network hash rate for all mining machines operated was 140PH/S.

Mining Machines Resale

In addition to bitcoin mining, we also resell mining machines to generate revenue and cash flows and diversify our income streams. We have maintained business relationship with a major mining machine manufacturer, AGM Technologies Ltd, from which we source mining machines on an order-by-order basis, often at prices lower than market prices. We will then resell mining machines when there is a shortage of machines available in the market and resale prices are higher.

In the fiscal years ended December 31, 2020 and 2021, we did not engage in mining machines resale operations. In the fiscal year ended December 31, 2022, we sold 944 bitcoin mining machines in total, with models including Antminer S19XP, Antminer L7 9050 and Antminer L7 8800, to customers, generating revenue in the amount of US$8.82 million, or 74.5% of our total revenue for the fiscal year ended December 31, 2022, representing gross margin of 39.3%.

For the fiscal year ended December 31, 2020 and 2021, we did not source any machines for our mining machines resale operations. For the fiscal year ended December 31, 2022, Skyline II Acquisition Corporation and Bitmain Technologies Ltd were our main suppliers for our mining machines resale operations, representing purchase from us in the amount of $3.4 million and $1.8 million, or 64.6% and 35.4%, respectively, out of the total mining machines sold.

We enter into sales orders with mining machine purchasers. For the fiscal year ended December 31, 2020 and 2021, we did not sell any mining machines. For the fiscal year ended December 31, 2022, we sold mining machines to a total of three customers, and purchase from DGC Gaming Advisory Limited, New Digital Trading Company Limited, and Morgogo Company Limited constituted 47.1%, 31.4%and 21.5% of our total sales, respectively.

Mining Machines Rental

From time to time, we seek to rent out a greater percentage of our fleet at times when bitcoin prices are lower to generate cash flow. Given the fluctuating nature of bitcoins, we seek to rent out our machines for a short period of time and under a few months. We enter into a rental agreement with customers for rental fees calculated based on the total bitcoins mined and the customers will bear the costs of electricity used in such machines’ mining activities. The mining machines rented out will not be physically transferred to the customers’ premises and will still be operated at our hosting facilities.

In October and November 2022, 1,200 mining machines, representing 68.4% of our total mining machines, was rented out to customers. For the fiscal year ended December 31, 2022, we generated US$0.62 million in revenue from mining machines rental business, representing 5.3% of our total revenue for the fiscal year ended December 31, 2022. In the same fiscal year, we generated rental fees in the amount of US$0.62 million from one customer, Lobo Group Limited, representing 100% of total rental fees generated.

Research and Development

Research and development is key to our future innovation and business growth, and we intend to devote significant resources in the research and development of products and services complementary to our bitcoin mining operations.

We also place a strong emphasis on building our subsidiaries’ research and development team. As of December 31, 2022, the operating entities employed a total of five full-time PRC individuals in their research and development team. Many members of the operating entities’ research and development team have prior work experience in blockchain and cryptocurrency and information technology.

Currently, the operating entities’ research and development team devotes most of their efforts in developing a proprietary model of ASIC mining machines dedicated to bitcoin mining, utilizing ASIC chips developed and launched by Intel. We expect to launch our proprietary ASIC machines by October 2023.

Marketing and Branding

We rely primarily on word-of-mouth referrals as a marketing tool for our business and for the fiscal year ended December 31, 2022, all of the operating entities’ clients have come through referrals from existing clients. As of the date of this annual report, we have three members in our marketing and branding team.

Our marketing team also connects with potential customers through organizing and participating in cryptocurrency events and conferences, and maintains relationship with existing customers through visits and social events.

Environmental Initiatives

For the fiscal years ended December 31, 2020, 2021 and 2022, the total electricity fees we paid in connection with bitcoin mining operations were nil, nil and US$2.9 million, respectively, and the costs per kilowatt hour for the respective period was nil, nil and US$0.08 per kWh.

We are aware of the amount of energy the operating entities use in their business activities and we intend to expand our energy-saving efforts in the future. Specifically, we intend to develop products complementary to our operations that are able to provide greater energy efficiency. Furthermore, accessibility and availability of renewable energy has always been and will continue to be a significant factor in our evaluation process for selecting the sites of operations. We believe that growing with sustainability is important for our success in the long run.

Properties and Facilities

Through Meten Education (Hong Kong) Limited, we lease the properties for our principal executive offices, which are located in Shenzhen, China, with an aggregate floor area of approximately 1,600 square feet. We believe that the properties we currently lease for our executive offices are adequate to meet our needs for the foreseeable future.

We have entered into an agency agreement with Meten Service USA Corp., an unrelated third party (“Meten Service”), pursuant to which we authorize Meten Service to enter into hosting agreements on our behalf. On January 11, 2022, Meten Service entered into a hosting agreement with an unrelated third party facility owner for hosting our mining machines at the facilities owned by such third party in Jellico, Tennessee, Cumberland, Kentucky and New Tazewell, Tennessee. Under the hosting agreement, we are authorized by the facility owner to occupy and operate mining machines at its premises, in consideration for a variable monthly charge calculated based on the amount of electricity used by the mining machines on such premises, as well as other types of fees as they incur, such as security deposits, installation fees, removal fees and storage fees. The agreement was entered into on January 10, 2022 and effective until January 10, 2025. The third-party facility owner does not maintain any insurance for interruption of service or damage to miners.

We intend to enter into leases or purchase properties through the operating entities in connection with the expansion of our business in the future, and we believe that suitable additional space will be available in the future on commercially reasonable terms to accommodate our current expansion plans.

Intellectual Property

We do not currently own any intellectual properties in connection with our existing technologies. However, we may in the future rely upon patents, trade secrets, trademarks, service marks, trade names, copyrights or other intellectual property rights. In addition, we expect to continue developing our technologies to enhance our operational efficiency.

Competition

Mining is a constantly evolving business with a wide range of competition. Broadly, we compete with other companies that focus on mining bitcoin at a large scale. We face competition based on securing low-cost, reliable and renewable power, purchasing mining machines and other essential technology, buying or leasing sites to host our mining machines and ultimately producing hash rate. We also face competition in the ability to raise capital and hire qualified personnel.

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

We believe that we have several competitive advantages that will be maintained and extended through execution of our strategy, including growing technology capacities, strong marketing team, and a leading management team. However, some of our competitors may have more resources than we do, and may be able to devote greater resources than we can to expand their business. With respect to our mining machines rental business and services offerings we expect to launch in the future, including crypto asset management services, we intend to offer competitive prices to attract more customers and enhance competitiveness.

Proof-of-stake networks also serve as competition to the bitcoin blockchain. As proof-of-stake algorithms create new blocks in a blockchain without resource intensive calculations to validate transactions, companies with significant advantages in terms of scale or low-cost power may be less competitive on a proof-of-stake network.

Employees

We had 3,721, 1,229 and 16 full-time employees as of December 31, 2020, 2021 and 2022, respectively. The number of full-time employees as of December 31, 2020 and 2021 also includes the employees of the former VIEs. The following table sets forth the number of our employees by function as of December 31, 2022:

Function	Total
Management	4
General and administration	12
Total	16

All of our 16 employees reside in the PRC. Our officers, including our chief executive officer, Siguang Peng, and our acting chief financial officer, Yupeng Guo, reside in the PRC.

We believe that our success and continued growth depend on our ability to attract, retain, and motivate qualified employees. Through our subsidiaries, we offer our employees competitive salaries, comprehensive training, and other fringe benefits and incentives. We believe that through our subsidiaries, we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. None of our employees or PRC individuals are represented by labor unions, and no collective bargaining agreement has been put in place.

Through our subsidiaries, we enter into standard employment agreements, non-compete agreements, and confidentiality agreements with our employees. Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this annual report.

Seasonality

Mining machines are relatively energy intensive and produce a high amount of heat. Typically, machines operate more efficiently in the colder seasons when operators do not need to utilize as many cooling methods. Additionally, dry seasons may lead to a shortage in power supply, which can negatively impact the business operations of the operating entities if they experience power supply interruption. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — As the operating entities develop their blockchain and cryptocurrency business, our total revenue and cash flow will become materially dependent on the market value of digital assets and the volume of digital assets received from our mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.”

Results of our business operations are largely influenced by the market value of bitcoins, and bitcoin bears and bulls are tied to its halving schedule. For details on halving, see “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — The reward for adding new blocks to the bitcoin blockchain is subject to halving, and the value of bitcoin may not adjust to compensate us for the reduction in the rewards we receive from our mining efforts.”

Insurance

We and our subsidiaries do not currently maintain any commercial insurance. As such, we are susceptible to losses including property damage, accidents, or liabilities. In the event that such damages are substantial, we may experience materially negative impact on our business operations, financial condition, and results of operations. See “Item 3. Key Information—D. Risk Factors — Risks Related to Our Business and Industry — The operating entities’ mining operations, including the sites in which their mining machines are operated or that are currently under construction, may experience damages, including damages that are not covered by insurance.”

Legal Proceedings

We may from time to time be subject to various legal or administrative claims and proceedings arising in the ordinary course of our business. We are not, and none of our subsidiaries is, a party to any litigation, arbitration or administrative proceedings that we believe would, individually or taken as a whole, have a material adverse effect on our business, financial condition or results of operations, and, insofar as we are aware, no such litigation, arbitration or administrative proceedings are pending, threatened, or contemplated. Litigation or any other legal or administrative proceeding, regardless of the outcome, is likely to result in substantial costs and diversion of our resources, including our management’s time and attention.

Prior Business Operations

On October 20, 2022, pursuant to the terms of the VIE contractual arrangements, Zhuhai Meten and Zhuhai Likeshuo unilaterally terminated their respective contractual arrangements with 30-day advanced notices to their respective former VIEs. The termination of the VIE contractual arrangements were effective on November 19, 2022. As the VIE structure has been unwound, the financial results of the VIEs and their subsidiaries are no longer consolidated into the Company’s financial statements after the effective date. As of the date of this annual report, the operating entities only operate cryptocurrency mining business in the U.S., and we no longer provide ELT services, which services were provided by the former VIEs. The following are descriptions of the former VIEs’ business, and the operating results of which were consolidated into the Company’s financial statements prior to November 19, 2022.

Through the former VIEs, we were an ELT service provider in China. China’s ELT market is segmented into general ELT, test-oriented ELT and after-school language training sectors. The former VIEs offered a comprehensive ELT service portfolio comprising of general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services to students from a wide range of age groups. The former VIEs conducted their business through offline-online business model designed to maximize compatibility within their business segments in order to scale up at relatively low costs.

As of November 22, 2022, the former VIEs had a nationwide offline learning center network of 17 self-operated learning centers covering seven cities in two provinces, autonomous regions and municipalities in China, and one franchised learning center in China. Leveraging their experience gained from operating offline learning centers, the former VIEs launched the online English learning platform “Likeshuo” in 2014 to further expand their service reach to a larger student base. As of November 22, 2022, the former VIEs had approximately 2.09 million registered users on the “Likeshuo” platform and cumulatively over 485,000 paying users who purchased their online ELT courses or trial lessons. As of the same date, the cumulative number of student enrollments for the former VIEs’ online ELT courses since 2014 was approximately 230,000 and the former VIEs had delivered over 6.0 million accumulated course hours to the students online. The former VIEs took advantage of their business model of combining offline learning center network and online platform to deepen their market penetration and further develop their business.

The former VIEs’ qualified personnel, centralized management system driven by artificial intelligence, and technical expertise enabled the former VIEs to create a learning environment that caters to the specific learning demands of the students. The former VIEs had a high-caliber teaching staff and an experienced content development team, who were supported by the former VIEs’ centralized teaching and management systems to optimize the students’ learning experiences. As of November 22, 2022, the former VIEs had a team of 524 full-time teachers, study advisors and teaching service staff, of which 245 were study advisors and teaching service staff for our offline and online businesses. As of the same date, the former VIEs also had 40 full-time and part-time foreign teachers from English-speaking countries for the offline ELT services. The former VIEs had a dedicated content development team focusing on developing practical and innovative education materials independently and in collaboration with strategic partners. The former VIEs had built highly centralized and scalable management systems to manage teaching, marketing, finance and human resources activities across offline and online businesses. In addition to management systems, the former VIEs had made significant investments in developing platforms and systems to support teaching activities. For example, the former VIEs utilized the intelligent tracking and learning coaching function of artificial intelligence-driven teaching management systems to record and analyze the students’ real-time learning process and personalize the course content to address the students’ learning needs.

Education Services

The former VIEs offered a comprehensive portfolio of English language learning and training services covering a full spectrum of student age groups, including general adult ELT, junior ELT, overseas training services, online ELT and other English language-related services. The former VIEs’ offline strong track record of helping students improve English language skills through high-quality courses made their programs popular in China. From 2019 to December 31, 2022, the former VIEs generated all their revenue from their operations in the PRC. The following table sets forth the breakdown of student enrollment at former VIEs’ self-operated learning centers by service type for the periods indicated.

	Student Enrollment(1)(2)
	For the Year Ended December 31,
	2020	2021	2022
General adult ELT	11,337	8,065	4,034
Junior ELT	10,503	8,519	2,278
Overseas training services	5,527	6,967	5,122
Online ELT(3)	42,943	40,516	30,825
Total	70,310	64,067	42,259

(1)	The number of student enrollments represents the number of actual new sales contracts entered into between us and our students, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time.

(2)	The number of student enrollments does not include the number of paying users of the “Shuangge English” App under the other English language-related services.

(3)	Student enrollment in the online ELT represents the total number of student enrollments on the online “Likeshuo” platform.

The following table sets forth the breakdown of revenue and percentage by service type at the former VIEs’ self-operated learning centers for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	%
	(in thousands, except for percentages)
General adult ELT(1)	333,500	37.2	176,795	24.3	53,526	16.8
Overseas training services	130,567	14.6	151,110	20.7	75,989	23.9
Online ELT
For adults	203,546	22.7	207,571	28.5	103,342	32.5
For juniors	64,175	7.2	56,608	7.8	15,303	4.8
For international test preparation	19,820	2.2	18,147	2.5	8,981	2.8
Japanese, Korean and Spanish	2,174	0.2	8,026	1.1	4,956	1.6
Subtotal	289,715	32.3	290,352	39.8	132,582	41.7
Junior ELT	130,348	14.5	97,984	13.4	53,167	16.7
Other English language-related services(2)	12,905	1.4	12,755	1.8	2,580	0.9
Total	897,035	100.0	728,996	100.00	317,844	100.0

(1)	Includes revenue from international standardized test preparation, overseas study application services and short-term study abroad programs.

(2)	Comprise primarily of (i) revenue from the “Shuangge English” App, which had over 814, 79 and no paying users for the years ended December 31, 2020, 2021 and 2022, respectively; and (ii) the franchise fees the former VIEs received from the franchised learning center under the “Meten” brand.

General Adult ELT

The former VIEs’ general adult ELT was primarily designed for students over 15 years of age, which were offered at the former VIEs’ learning centers across the PRC. For details on the learning centers, see “— Offline Network.” The courses mainly focused on helping students learn to use English for personal improvement or professional use through close and frequent interaction with the former VIEs’ teachers in an engaging environment. General adult ELT was a major component of the former VIEs’ business in terms of student enrollment and revenue. In 2020, 2021 and 2022, general adult ELT segment had 11,337, 8,065 and 4,034 students enrolled, respectively, and generated revenue of RMB333.5 million, RMB 176.8 million, and RMB53.5 million (US$7.8 million), respectively.

The former VIEs primarily delivered courses in small class sizes, including one-on-one, one-on-four and one-on-ten classes. The former VIEs had mainly offered (i) the practical spoken English curriculum, to help students master spoken English for personal improvement or professional use with a focus on practicing pronunciation, expanding vocabulary and improving communication skills; and (ii) the practical business English curriculum, which catered to young professionals by focusing on practicing English in numerous practical business settings. A general adult ELT session typically lasted for 55 minutes.

Starting in 2018, the former VIEs had upgraded the general adult ELT by introducing the “Explore Curriculum,” which was built on the practical spoken English curriculum and expanded to cover more comprehensive ability training. The curriculum consisted of the former VIEs featured “4P courses,” which were language proficiency, presentation, pronunciation and project-based learning, to address the training of the students’ “4C” abilities, namely, communication ability, critical thinking ability, creativity and collaborative skills. The curriculum used the former VIEs’ effective teaching methodology and learning assessment technologies which were a hallmark of all of the courses. The “Explore Curriculum” was developed through strategic collaboration with the National Geographic Learning (NGL), a renowned global platform for English language teaching and learning. Beginning in 2018, the former VIEs began gradually replacing the practical business English curriculum with the “Explore Curriculum” as part of the ongoing curriculum updates. As of May 2019, the former VIEs had implemented the “Explore Curriculum” for the general adult ELT business at all of the self-operated learning centers and franchised learning center.

The former VIEs relied on advanced technologies to effectively offer training services to the students. For general adult ELT, the former VIEs combined offline courses with online materials and customized assessments available in the former VIEs’ self-developed PIES App to optimize students’ learning experiences. The PIES App relied on artificial intelligence to provide online personalized learning and combined online learning with offline course offerings to improve students’ overall English language ability. In addition, the former VIEs applied an intelligent tracking and learning assessment system to record and analyze the real-time learning dynamics of the students in order to improve course arrangements for better learning experiences of the students.

Overseas Training Services

The former VIEs provided comprehensive overseas training services for students planning to take international standardized tests and/or study abroad. Such services comprise international standardized test preparation courses and overseas study application and study abroad services. In 2020, 2021 and 2022, the number of student enrollments in overseas training services was approximately 5,527, 6,967 and 5,122, respectively, which generated revenue of RMB130.6 million, RMB151.1 million and RMB76.0 million (US$11.0 million) for the respective period.

International Standardized Test Preparation. The former VIEs primarily focus on providing training services to students aged 12 and above who are preparing for TOEFL, IELTS, SAT and ACT, among other international standardized tests. The former VIEs had an aggregate of more than 24,000 students enrolled since they introduced such services in 2011. Courses were offered in a one-on-one setting to address students’ individualized learning needs and achieve the optimal learning outcomes for each student. A test preparation course is typically two hours. The former VIEs also utilized their self-developed iManager system, an intelligent analysis and evaluation system, to analyze students’ learning progress and collect student feedback to enhance the quality of teaching services.

Overseas Study Services. The former VIEs offered overseas study application services and short-term study abroad programs for students interested in obtaining overseas education. For students planning to obtain overseas education, the former VIEs provided step-by-step overseas study application services, which covered consultation and planning, college major selection, preparation of application documents and visas, as well as campus tours. As of November 22, 2022, the former VIEs had provided customized overseas study application services to approximately 2,000 students. The former VIEs also leveraged their self-developed iFuture system to help students access teachers for study consultation and keep track of the application process. The former VIEs offered short-term study abroad programs to expose students to the culture and language environment in various native English-speaking countries.

Online ELT

Leveraging the former VIEs experience in providing offline ELT, the former VIEs initiated the online ELT platform, “Likeshuo,” in 2014 to further diversify and expand their ELT service lines and market coverage.

Through the “Likeshuo” platform, the former VIEs offered online live streaming English courses on their websites or in the “Likeshuo” App accessible on mobile devices and tablets. The former VIEs utilized the intelligent course scheduling function on their self-developed “Likeshuo” platform to give online users the flexibility to design their own studying plans. An online ELT course hour was typically 45 minutes. As of November 22, 2022, the former VIEs had approximately 2.09 million registered users on the “Likeshuo” platform. Since the launch of “Likeshuo” and up to November 22, 2022, the former VIEs had cumulatively over 485,000 paying users who purchased the online ELT courses or trial lessons. As of November 22, 2022, the cumulative number of student enrollments in the online ELT since 2014 was approximately 230,000 and the former VIEs had delivered over 6.0 million accumulated course hours to students online. For the paying users of the online English language business, the average course fee per student (also known as average spending) for the fiscal year ended December 31, 2022 was approximately RMB9,000. The revenue generated from online ELT was RMB289.7 million, RMB290.4 million and RMB132.6 million (US$19.2 million) for the years ended December 31, 2020, 2021 and 2022, respectively. Certain refund policies were applicable to the online ELT. See “—Pricing and Refund Policies” for details.

The former VIEs currently offer four types of live streaming English language courses on the “Likeshuo” platform, including:

●	English for Adults. The former VIEs had developed a comprehensive lessons database covering more than 18 topics in over 5,000 real-life English-speaking scenarios to train students’ practical English language abilities. The curriculums were primarily designed for students aged over 15, which included basic English grammar, basic spelling skills, English speaking, English for travel and English for interviews. The former VIEs primarily offered small classes with up to 15 students per class. The former VIEs’ high-caliber teaching staff for the online adult English language courses consisted of local teachers and foreign teachers from native English-speaking countries, including the United States, the United Kingdom, Australia and Canada. The former VIEs had established a deep pool of approximately 45,000 teachers who have registered with the “Likeshuo” platform and are accessible by the students online, including approximately 19,000 foreign teachers.

●	Junior English. The former VIEs developed an online ELT program primarily designed for young learners aged five to 12, which allowed them to learn English anytime anywhere via the former VIEs’ website or in the “Likeshuo” App. The former VIEs primarily offered small classes with up to four students per class. The former VIEs engaged foreign teachers from native English-speaking countries to deliver customized courses to help stimulate students’ interest in speaking and learning English. The former VIEs generally used teaching materials from native English-speaking countries to improve young learners’ English proficiency by offering them the most relevant courses based on their ages and proficiencies;

●	International Test Preparation. The former VIEs provided online international test preparation training services for students who plan to take the SAT, ACT, TOEFL and IELTS, among other standardized tests. The former VIEs primarily offered one-on-one online courses that were taught by highly experienced teachers, although students could also choose to have courses taught in small classes of usually two to four students per class; and

●	English for Professionals. The former VIEs tailored this curriculum for people who wanted to improve their business-related English language skills. The former VIEs typically offered one-on-one private lessons and incorporate up-to-date and practical real-life English content, such as pop culture and various business activities to ensure students enjoy the lessons while increasing their competitiveness in their workplaces.

Junior ELT

The former VIEs’ junior ELT courses were mainly designed for students aged six to 18, with the goal of improving their communication ability, critical thinking and creativity by offering an integrated curriculum to cater to their learning demands. For the fiscal year ended December 31, 2022, the former VIEs had a student enrollment of 2,278 in junior ELT (including the student enrollment of ABC Education Group, which was acquired in June 2018). For the years ended December 31, 2020, 2021 and 2022, our revenue generated from junior ELT was RMB130.3 million, RMB98.0 million and RMB53.2 million (US$7.7 million), respectively.

The former VIEs offered various fundamental and value-added courses to improve junior students’ English language skills, creative and critical thinking, appreciation of culture and values, as well as English test-taking skills. The former VIEs strategically limited the class size to ten to 15 students per class to ensure the quality of course offerings and effectively engage the students in group discussion. A junior ELT course hour under the “Meten” brand typically was 55 minutes. An ELT course hour under the “ABC” brand was typically one hour.

The fundamental courses under the “Meten” brand included Art of Language, Presentation and Project Management courses. In Art of Language courses, the aim was to stimulate the students’ lasting curiosity and passion for English language learning by actively engaging them in various English speaking, listening and reading activities. In Presentation courses and Project Management courses, the focus was on practical training and improving junior students’ problem-solving abilities, leadership skills and team working abilities in presentations and project-based discussions. The former VIEs also provided complementary Pronunciation and Master Learner courses as value-added services for students who attended the fundamental courses to improve their English pronunciation skills and teach effective English learning technics. The former VIEs’ courses under the “ABC” brand aimed to improve the students’ English listening, speaking, reading and writing abilities through various phonetic alphabet, pronunciation and presentation trainings in an engaging and interactive environment.

In connection with junior ELT, the former VIEs applied self-developed MTS system to assess the results of course offerings for junior students. The former VIEs had designed two user interfaces in the MTS App for students and parents for their respective access to the course content and information. The MTS App was a student service portal through which students could access files, online homework, collection of questions and communication between home and school to improve their learning experience. On the MTS App, students could access online English practice and tests assigned to them on the student interface and parents can view the course schedules and keep track of their children’s learning progress on the parent interface. The MTS system also recorded students’ learning progress and incorporated comprehensive assessments to evaluate students’ improvement from the entry level to more advanced levels.

Japanese, Korean and Spanish Language Training Services

To further broaden the former VIEs’ service offering, in the first quarter of 2020, the former VIEs launched online Japanese, Korean and Spanish language training services with a leading Japanese education brand in China, which catered predominantly to corporate customers. In the fiscal years ended December 31, 2020, 2021 and 2022, the revenue derived from Japanese, Korean and Spanish language training services was RMB 2.2 million and RMB8.0 million and RMB5.0 million (US$0.7 million), respectively.

Other English Language-Related Services

In addition to the major ELT services, the former VIEs also offered English language-related services. The former VIEs launched the “Shuangge English” App in 2014 to offer other English language-related services, which applied cutting-edge voice evaluation technology to improve students’ listening, speaking and reading abilities. The former VIEs also received franchise fees for the franchised learning center. For details, please see “— Offline Network.”

Offline Network

The former VIEs established an extensive network of self-operated and franchised learning centers to provide students with comprehensive education services.

As of November 22, 2022, the former VIEs had established a nationwide network of 18 learning centers covering eight cities in three provinces, autonomous regions and municipalities in China. The former VIEs directly operated 17 learning centers covering seven cities in two provinces, autonomous regions and municipalities in China, and have one franchised learning center in China. The following table sets forth the total number of learning centers in each province, autonomous region and municipality as of November 22, 2022.

Province, Autonomous Region and Municipality	Number of Learning Center
Self-operated learning centers under the “Meten” brand
Guangdong	15
Sichuan	2
Subtotal	17
Franchised learning center under the “Meten” brand
Fujian	1
Total	18

The former VIEs provided offline ELT at their learning centers. Each of the self-operated learning centers was managed by a principal, who was responsible for the daily operations, customer service and marketing activities of the learning center.

The self-operated learning centers were generally located in shopping centers and office buildings where there was frequent customer traffic. Each learning center generally occupied between 200 to 3,000 square meters in gross floor area, with functional areas including classrooms, office space, cafes, studios and student activity areas. The former VIEs leased substantially all of the learning centers as of November 22, 2022.

In addition to the self-operated learning centers, the former VIEs utilized a franchise business model to increase market penetration. The former VIEs applied stringent standards in the selection of franchisees and require the franchisees to adopt centralized management systems to monitor the daily operations at the franchised learning center under the “Meten” brand in order to ensure the consistent delivery of high-quality services to the students. As of November 22, 2022, the former VIEs had one franchised learning center in operation under the “Meten” brand in China.

The former VIEs expected all of the “Meten” franchisees to be committed to striving for excellence in providing high-quality ELT services to students and to share the same mission and vision. “Meten” franchised center under the “Meten” brand was required to operate the franchise in strict accordance with management rules and guidelines on course offerings, standardized recruitment, training and performance evaluation of teaching staff, as well as any other aspects of operation as the former VIEs may request. The former VIEs also provided the franchised center with comprehensive training, marketing and technology support, assisting in formulating business strategies, as well as supervising staff performance on a regular basis to facilitate their operation. The former VIEs’ highly centralized management system greatly contributes to maintaining their well-established reputation and the quality of their services.

The “Meten” franchise agreements generally had a term of three years and the former VIEs charge each of the “Meten” franchisees a one-time initial fee, a one-time design consulting fee, which varied based on actual site areas, and a certain percentage of the gross billings of the franchised learning center under the “Meten” brand as royalty to be paid on a quarterly basis.

Pricing and Refund Policies

For both the offline and online ELT businesses, the course fees varied based on the types, levels and lengths of the courses. The former VIEs generally required the students to pay the full amount of the course fees after signing the relevant service contracts but prior to the commencement of the first training session. The course fees generally covered the courses to be delivered as stipulated in the relevant contracts. The former VIEs offered certain discounts for students who enrolled in multiple courses or multiple levels of the same course. The former VIEs considered various factors when determining the applicable fees of both offline and online English course offerings, including, among other things, course development and sales costs, the intensity of involvement of the teaching staff in connection with the delivery of the relevant courses, market competition, prospective increase of students in specific courses and expected development of customer preferences.

Students could use installment payment methods provided by accredited third-party financial institutions to pay for the relevant course and/or service fees. For the fiscal year ended December 31, 2021 and 2022, approximately 24% and 25% of the students participated in such installment payment arrangement. Under such arrangement, a third-party financial institution provided an interest-free loan to a student and remitted the course or service fee to the former VIEs on behalf of the borrowing student to complete his/her purchase of the relevant course. The borrowing student was obligated to repay the loan to the financial institution in pre-agreed installments a period ranging from six months to 24 months. A transaction fee associated with such installment payment arrangement typically ranged from 4.4% to 10.8% of the total amount of such loan, depending on the length of the installment period, which was generally withheld by such financial institution prior to remitting the course/service fee to the former VIEs.

The former VIEs had refund policies in place with respect to various aspects of their business. The refund policies applicable to the major offline and online ELT services are set forth as below:

●	For general adult ELT, the former VIEs implemented in October 2016 a 20-day period of unconditional full refund to improve students’ experience and satisfaction with the services. Beginning in September 2019, the former VIEs changed such unconditional refund period to 10 days. The former VIEs typically allowed (i) a full refund of the course fees within 20 days (10 days since September 2019) of the commencement of the course; and (ii) a refund of 70% of the course fees for uncompleted course hours if a student fails to complete more than 30% of the course hours after the first 20-day refund period (10 days since September 2019). Beginning in September 2019, if a student failed to complete more than 30% of the course hours after the first 10 days, the former VIEs would refund the course fees for the uncompleted course hours, but would deduct from the refund a teaching service fee of RMB1,500 for each course level currently attended by such student (however, if the student had attended less than three hours of class at the current course level, no deduction shall be made). No refund was permitted if a student had completed over 30% of the course hours.

●	For junior ELT under the “Meten” brand, the first three classes were considered trial classes. The former VIEs typically allowed (i) a full refund of course fees if a student applied for a refund before completing the first three trial classes; (ii) a refund of the course fees for uncompleted course hours within the period after a student had completed three trial classes and before he or she failed to complete more than 30% of the course hours (less the cost of teaching materials); and (iii) no refund if a student had completed more 30% of the course hours.

●	For junior ELT under the “ABC” brand, the former VIEs typically allowed (i) a full refund of course fees for uncompleted course hours, after deducting RMB2,000 as an early contract termination fee, if a student requested a refund within 30 days of the commencement of the course; and (ii) no refund if a student requested a refund more than 30 days after the commencement of the course.

●	For international standardized test preparation courses, the first four classes were considered trial classes, and the two-month period following the date of the contract was considered the refund period. The former VIEs typically allowed (i) a full refund of course fees if a student requested a refund before completing the first four trial classes or within seven days from the date of the contract; (ii) a refund of the course fees for uncompleted course hours within the period after a student had completed four trial classes within the two-month refund period (less the cost of teaching materials); and (iii) no refund after the expiration of the two-month refund period.

●	For courses offered on the “Likeshuo” platform, the former VIEs typically allowed a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with the delivering such courses/services online if a student requested a refund during the contract period. The refund policy on the “Likeshuo” platform also applied to online courses which had been transferred to courses to be taught live at the learning centers. The former VIEs would review the refund requests based on the refund policy and accuracy of the student’s information and settle the certain refund within seven days upon the commencement of the refund request procedure.

Course Content Development

The former VIEs emphasized the quality of course materials, which was crucial to the effectiveness of teaching methods and to the students’ satisfaction with their learning experience. The former VIEs established an advanced education model which enabled them to efficiently record and analyze the users’ learning process and improve course offerings by adjusting the learning strategies applied to the students. The former VIEs had a robust and centralized course development process, which was achieved by engaging their research and development staff as well as seeking strategic cooperation with experts in the English language education industry. The former VIEs devoted substantial resources to develop their curricula and course materials to ensure that the course offerings were attractive and up-to-date and address evolving market demands. The former VIEs adhered to the principle of “learning is for using” to develop not only the language ability of the students, but also their problem-solving skills, information processing capabilities, creative thinking and writing skills. From time to time the former VIEs also updated course materials to keep up with the evolving changes in international standardized tests. The former VIEs also systematically maintained a comprehensive and growing database for standardized examination questions.

The former VIEs developed courses at headquarters and their learning centers across the PRC adopt the curricula and course materials with certain customization to local requirements and demands. The former VIEs had a dedicated content development team of approximately 928 staff as of November 22, 2022, which team actively participated in the research and development and updates of products, course content and IT systems. All of the research and development team members had solid education background and extensive teaching and research experience in the English language education field.

Centralized Management

The former VIEs utilized a centralized management system to consistently manage and supervise various aspects of day-to-day operations covering nationwide learning centers and “Likeshuo” platform. It enabled the former VIEs to have a holistic view of various aspects of their business operations, including, among others, course offerings, management of franchised learning center, teacher recruitment and training, human resources, sales and marketing as well as accounting and finance.

Teaching service management. The former VIEs adopted a technology-based management strategy to record and assess course offerings, teachers’ performance and students’ learning experiences. The former VIEs developed customer relationship management system, or CRM system, and an artificial intelligence-driven integrated teaching management system, or EME system, to provide real-time support and precise analysis of the teachers’ performance in course offerings and the quality of follow-up services for the students throughout the network. For example, the former VIEs established a set of standardized evaluation procedures in the EME system to record and assess the performance of their teaching staff.

Management of franchised learning center. The former VIEs primarily focused on implementing centralized management system at the franchised learning center in various stages to maintain its overall high-quality education service standards. The former VIEs directly appointed senior management and supervised the recruitment of teaching staff at the franchised learning center to maintain the teaching quality at the learning center. The former VIEs also adopted strictly standardized course materials and curriculums at both self-operated and franchised learning centers and regularly assess the operation at franchised learning center to maintain their well-recognized brand names and sustainable business development. The former VIEs also set heightened standards and recruitment policies involving their teaching staff, and the franchise partners strictly implemented such policies and provided comprehensive training to newly-hired teaching staff.

Teacher recruitment and training. The former VIEs benefited from standardized teaching staff recruitment and training system, which allowed them to apply the best practices in terms of allocation of high-quality teaching resources. The former VIEs established a number of stringent recruitment standards for different teaching positions among their learning centers and “Likeshuo” platform to cater to the varying needs of students. The former VIEs devoted significant efforts to recruiting, training and evaluating teachers and study advisors as part of the centralized management of the operations, which provided a solid foundation for the long-term business growth development. For details on recruiting, training and evaluating our teaching staff, see “—Teaching Staff.”

Sales and marketing. The former VIEs also adopted a standardized online and offline marketing strategies to recruit prospective students and enhance their reputation. For details, see “—Marketing and Sales.” The former VIEs also established approximately 18 offline sales points in China to form an integrated marketing network to assist the recruitment of prospective students as of November 22, 2022. They enabled prospective students to obtain in-person experience of live streaming online ELT courses delivered on the “Likeshuo” platform.

Human resources. The senior management at the headquarters was responsible for the appointment of key management positions in each regional hub to strengthen the former VIEs’ centralized management system. The former VIEs were also responsible for appointing the regional principal, business manager and finance manager who acted as regional supervisors to oversee the research and development of products and technologies, professional recruitment, branding and various other aspects of customer services.

Accounting and finance. The former VIEs also implemented a standardized accounting and financial management system to monitor the operations of the learning centers. The former VIEs managed and recorded income and expenditure separately at all of the self-operated learning centers, which was applied uniformly across all of the learning centers. The total course and service fee income was required to be transferred from the local learning centers to the company account on a daily basis. The former VIEs were also in charge of reviewing and allocating operation expenditures in each learning center upon approval from the management and were thus able to manage the finances efficiently.

Marketing and Sales

The former VIEs engaged in a broad range of marketing approaches to strengthen the brand recognition and enhance the understanding of different course offerings by prospective students and users, which helped generate prospective students’ and users’ interests in the former VIEs’ services.

The former VIEs promoted their brands and services through a wide range of offline sales activities. The former VIEs employed professional marketing personnel to conduct effective marketing activities, including advertisement distribution and tele-marketing with customized content to advertise the brands and services to the prospective customers from specific target age groups and regions. As part of the sales efforts, the former VIEs had approximately 18 offline sales points nationwide as of November 22, 2022, which were generally small marketing booths set up in locations with high traffic and exposure, such as shopping malls, to attract potential customers and educate them about the diverse programs and services the former VIEs offered.

In terms of online marketing efforts, the former VIEs leveraged various online marketing channels and online technologies to selectively provide promotional content on the internet. As of November 22, 2022, the former VIEs had a professional team of approximately seven online marketing staff, who were responsible for designing and distributing promotional materials through diversified online channels to facilitate online marketing activities. The former VIEs utilized the big data technology to effectively target the prospective customers with high demands to learn English from certain age groups and regions. The former VIEs customized the marketing content regularly to cater for the target student groups by widely using search engine keywords and distributing in-feed advertisements on various types of leading search engines and social media platforms. In addition to advertising on social platforms, the former VIEs also strived to promote their services efficiently by engaging third-party merchants to conduct digital marketing activities.

Teaching Staff

The former VIEs’ teaching staff comprised teachers and study advisors, who were critical to maintaining the quality of their education services and promoting their brand recognition for future growth. The former VIEs assembled a high-caliber team of teaching professionals with outstanding abilities and passion for teaching, consisting of dedicated local teachers and foreign teachers for offline courses as well as online teachers for courses on the “Likeshuo” platform. The total number of full-time teachers decreased from 998 as of December 31, 2020 to 358 as of December 31, 2021, and further to 279 as of November 22, 2022. The former VIEs had in total 254 full-time teachers offering ELT courses at offline learning centers and the remaining 25 teachers for online courses as of November 22, 2022. In addition, the former VIEs employed a number of part-time teachers for offline and online ELT businesses.

Personalized Support Provided by Study Advisors

The former VIEs adopted a collaborative working practice among teachers and study advisors in the daily education services. Each student was assigned a study advisor who supported the teacher’s offline teaching activities by providing personalized support and guidance to students. Study advisors provided professional advice to students regarding learning methods, followed up and checked students’ learning schedules, offered supplementary materials to improve students’ understanding of the content taught in class, collected feedback on teaching quality and provided general counselling services. Study advisors also acted as the liaison between the students and the sales staff to facilitate course renewals. As of November 22, 2022, the former VIEs employed 140 full-time study advisors. As of the same date, the former VIEs also had 105 full-time teaching service staff to provide all-round management and consultancy services for the students.

Teaching Staff Recruitment

The former VIEs sought to engage teachers who possessed strong academic credentials, excellent communication skills and practical knowledge to employ effective teaching methods to optimize the learning experiences of the students. The former VIEs’ human resources staff examines candidates’ language proficiency, work experience, education background and teaching qualifications, such as TESOL, TEFL and CELTA. As of November 22, 2022, approximately 98% of the full-time teachers had a bachelor’s degree or above. For study advisors, the former VIEs sought to engage candidates with excellent English language ability and preferably related work experience. Study advisors were required to have strong teamwork skills and are required to be detail-oriented when assisting the teachers in course preparation, event organization and daily classroom operations.

The former VIEs engaged prospective candidates for teaching positions through various channels. For domestic teachers and study advisors, the former VIEs engaged applicants through advertising on social media platforms and at job fairs organized by numerous universities in China. For foreign teachers, the former VIEs mainly recruited candidates through specialized agencies, who were independent third parties. For online teachers who delivered courses on the “Likeshuo” platform, the former VIEs approached prospective candidates through advertising on social media platforms and career websites in the PRC and abroad. The former VIEs recruited new teachers from time to time to ensure sufficient resources of teaching staff to support the business growth.

The former VIEs implemented a highly selective recruitment process. For the teacher’s recruitment, after the initial review of candidates’ credentials, the former VIEs conducted several rounds of interviews and written tests with qualified candidates according to the specific course(s) he or she applies to teach. Online teachers were invited to deliver a trial lesson, where the former VIEs evaluated his or her abilities in pre-class preparation, teaching methods, time management and interaction with the students and after-class review. For prospective teachers of international standardized test preparation courses, the former VIEs checked their examination results or experience as former participants in the examinations. The former VIEs would invite teachers at learning centers and online teachers to give trial lessons as the final assessment at the end of his/her three-month probation period. The former VIEs would only make job offers to candidates who had successfully fulfilled recruitment requirements and had passed the comprehensive quality assessment during the probation period.

Training and Performance Evaluation

The former VIEs devoted significant resources to training and retaining their teachers and study advisors. In order to ensure the high quality of services, the former VIEs put in place a series of training programs and performance evaluation standards for their teachers and study advisors.

The teachers and study advisors were required to undergo various training programs specially designed for those in charge of different curriculums. The former VIEs offered a series of comprehensive and systematic training programs for teaching skills, communication skills and content development capability, through which the teachers were able to keep abreast of the changing student needs and evolving industry development trends to enhance their teaching efficiency and efficacy.

For new recruits, the former VIEs generally organized a five-day orientation camp to provide comprehensive training to assist them to learn about the former VIEs, the former VIEs education philosophy and basic teaching skills. In addition, the former VIEs also provided monthly training programs to their teaching staff, which covered more detailed teaching guidance for teachers, including, among others, classroom activity planning, course content preparation, application of collaborative learning strategies and self-development through performance reviews.

For the teachers in charge of general adult ELT, the former VIEs assigned regional education managers and professional teacher trainers to host training sessions specially designed for such curriculum. For teachers in charge of junior ELT, the former VIEs generally recruited teachers with professional experience and expertise in providing training to students aged under 18. For teachers in charge of overseas training services, the former VIEs actively engaged prospective teachers who had experience of taking international standardized language tests and/or had participated in overseas studies. For online teachers on the “Likeshuo” platform, the former VIEs provided thorough teaching guidance covering both teaching skills and technical support. The former VIEs introduced them to the main service sectors and addressed the different needs of students and users so that the online teachers can develop the awareness to customize the course content to satisfy the diversified needs of students and users. The former VIEs conducted interviews for all job applicants and provided continuing professional training to candidates who were successfully hired.

The former VIEs developed a comprehensive evaluation system with a focus on assessing the teachers’ abilities of effective teaching and self-development to stay constantly updated in order to deliver quality teaching to the students and users. The former VIEs conducted teacher performance reviews periodically in order to support the teachers for continuous refinement and improvement of their teaching methods. The former VIEs also evaluated teachers’ performance by collecting student feedback on a regular basis, which would factor in the retention and compensation considerations for the teachers. For teachers with excellent performance, former VIEs would reward them with discretionary bonus compensation and other incentives.

Technologies

The former VIEs used a combination of commercially available software and hardware and proprietary technology. To closely cope with evolving market conditions and student needs, the former VIEs also relied on in-house research and development for new technology initiatives. The former VIEs established a scalable infrastructure of information technologies by launching and upgrading a series of intelligent learning systems and platforms. Some of the technologies were driven by artificial intelligence, different from the typical algorithmic computing in the following manner: (i) the former VIEs’ artificial intelligence-driven teaching management system provided pertinent course information customized for each student and user, which avoided the parameter-invariant defect of the typical algorithmic computing method; (ii) it offered greater flexibility to the students by utilizing the computerized adaptive testing method, as compared with the typical algorithmic computing method; and (iii) comparing to the typical algorithmic computing method, the former VIEs’ artificial intelligence-driven system used the project response model to determine the students’ English language ability and formulate customized practice questions, which used adaptive algorithm and enabled the former VIEs to evaluate a large number of students’ language ability in a short period of time.

CRM system. The former VIEs developed a comprehensive customer relationship management system to store and manage daily operations and the information related to the students and users. Through years of system development based on big data analytic technology, the former VIEs had formulated a complete customer service cycle from customer acquisition to teaching service evaluation. The former VIEs kept records of each customer acquisition record and effectively evaluated and stimulated their marketing staff to engage prospective customers. The CRM system also enabled the former VIEs to conduct strategic research of customer data in order to improve the service quality and increase the operating efficiency.

EME system. The former VIEs developed the EME system, an artificial intelligence-driven integrated teaching management system, to manage and facilitate teaching activities at headquarters and each self-operated learning center. The former VIEs effectively integrated teaching resources in the EME system to conduct an accurate analysis of student data and allocate suitable training resources to address the students’ individualized learning needs, which largely increased the efficiency in scheduling classes and customizing course content for the students. The former VIEs’ students could also review their learning process, class schedules and give feedbacks to the teachers. The former VIEs implemented EME system across all of self-operated and franchise learning center network to supervise teaching activities and enhance decision-making capabilities by analyzing the operation database. The former VIEs upgraded the class-scheduling function of the EME system in 2019 and began to gradually implement this new function in their operations. Leveraging on the self-developed AI algorithm, the new class-scheduling function is able to significantly reduce processing time and improve the operating efficiency despite having limited classroom availability at the learning centers.

ISFS. The former VIEs used this intelligent tracking service system for general adult ELT, overseas training services and online ELT, which generally comprised student service system, teacher service system and service monitoring system. The student service system mainly set up the service tracking in advance for the entire course learning cycle of a student. Based on a set of intelligent task scheduling services, it automatically generated an individual service tracking task list for such student, and sent the list directly to his/her teacher for reference. Similarly, the teacher service system, based on a set of intelligent task scheduling services, automatically generated the personal service tracking task list in the teaching process for the course such teacher teaches, and timely sent the relevant list to the working panel of the course teaching service staff for execution. Service monitoring system was mainly used to monitor the functioning of the student service system and the teacher service system. In the event it discovered any anomaly in these systems, it would timely alert the management.

“Likeshuo” App and platform. The former VIEs started to offer online live streaming English courses on the “Likeshuo” App and platform in 2014. The platform was equipped with a number of innovative features to provide direct guidance to the students including introductions to various course offerings, course scheduling and evaluation of their learning process. In order to optimize the user experience on the “Likeshuo” platform, the former VIEs deployed a number of features to enhance their abilities of service customization. For example, the intelligent online course scheduling system on the “Likeshuo” platform efficiently facilitated the allocation of teaching resources based on the needs of users and the availability of online teachers, which largely enhanced the former VIEs’ ability to provide flexible course offerings to different users. Users of the former VIEs’ online services could access the course offerings through the former VIEs’ platform and application on their mobile devices, tablets and computers.

ICAS. The former VIEs primarily utilized this intelligent class scheduling system for online ELT services. It was built based on a three-dimension model encompassing teachers’ teaching demand, students’ learning demand and the available curriculums, and utilized an intelligent matching algorithm to optimize the course arrangement and scheduling results for teachers, students and management. ICAS greatly improved the course matching efficiency and accuracy comparing to manual and subjective course scheduling.

Leveraging the former VIEs’ experience in developing and upgrading the EME and CRM systems, the former VIEs also developed other systems to facilitate teaching activities and daily operation. For example, the former VIEs developed the iManager system for students enrolled in international test preparation courses, which utilized artificial intelligence to serve as a platform for students to record course notes, have writing practice and mock tests which could effectively prepare them for achieving satisfactory learning results. For overseas study application services, the iFuture system helped students access teachers for study consultation and kept track of their application process in a timely manner. Moreover, in order to accurately evaluate a student’s English language ability, the former VIEs utilized an adaptive evaluation system, which analyzed the student’s listening, vocabulary, grammar and reading comprehension abilities and diagnosed his or her English language proficiency, in order to more accurately determine applicable course targets and key learning steps. The former VIEs also used the same evaluation system when students had completed their courses to evaluate the progress they had made, which allowed the former VIEs to judge and compare the quality of teaching in various regions and to provide a useful basis for improvement.

The former VIEs’ system infrastructure was designed to meet the requirements of their business operations, to support the growth and expansion of the learning center network and to ensure the reliability of the operations. Our data was currently maintained at the headquarters and an offsite IT facility in Shenzhen.

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

C. Organizational Structure

We are an exempted company with limited liability incorporated in the Cayman Islands. We began our operations in April 2006, when Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo founded Shenzhen Meten. In order to facilitate international capital investment in us, in July 2018, we incorporated Meten to become our offshore holding company under the laws of Cayman Islands and reorganized our group companies into a reorganization structure. In October 2018, we established Shenzhen Likeshuo as part of our onshore reorganization. Due to restrictions imposed by PRC laws and regulations on foreign ownership of companies that engage in education services, we entered into a series of contractual arrangements with, among others, Shenzhen Meten, Shenzhen Likeshuo and their respective shareholders in November 2018, as a result of which the operating results of Shenzhen Meten and Shenzhen Likeshuo and their subsidiaries were consolidated by Meten in accordance with U.S. GAAP due to Meten being the primary beneficiary of these companies prior to the termination of the VIE agreements in November 2022.

On December 12, 2019, we entered into the Merger Agreement with EdtechX, EdtechX Merger Sub, Meten Merger Sub and Meten. On March 30, 2020, the parties to the Merger Agreement consummated the Mergers. After the consummation of the Mergers, Meten becomes a wholly owned subsidiary of our Company.

On October 20, 2022, pursuant to the terms of the VIE contractual arrangements, Zhuhai Meten and Zhuhai Likeshuo unilaterally terminated their respective contractual arrangements with 30-day advanced notices to their respective former VIEs. The termination of the VIE contractual arrangements were effective on November 19, 2022. As the VIE structure has been unwound, the financial results of the VIEs and their subsidiaries are no longer consolidated into the Company’s financial statements after the effective date.

The chart below illustrates our corporate and shareholding structure:

As of the date of this annual report, we only conduct business operations through the operating entities, namely our holding company, Meta Path, Meta Chain, and Meten Blockchain in the U.S. Each of our subsidiaries formed in Hong Kong does not have any business activities.

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

Our registered office in the Cayman Islands is located at Cricket Square, Hutchins Drive, PO Box 2681, Grand Cayman, KY1-1111, Cayman Islands.

Our agent for service of process in the United States is Puglisi & Associates, located at 850 Library Avenue, Suite 204, Newark, Delaware 19711.

Our corporate website is investor.metenedu-edtechx.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this annual report.

The SEC maintains a website at www.sec.gov that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

D. Property, Plants and Equipment

The operating entities currently lease substantially all of the properties they use to operate their business. We are headquartered in Shenzhen, and we lease the office space with an aggregate gross floor area of approximately 1,600 square feet. We believe that our existing facilities are generally adequate to meet our current needs, but we expect to seek additional space as needed to accommodate future growth.

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

A. Operating Results

Major Factors Affecting Results of Operations

The former VIEs operate in China’s ELT market, and their results of operations and financial condition are significantly affected by the general factors driving this market. China’s rapid economic growth over the past two decades and the increasing per capita disposable income have led to both increased spending on English language education services and intensified competition for high-quality education resources.

The former VIEs have benefited from a number of factors, including, but not limited to, China’s rising birth rate, which largely results from the rising population in large urban centers, increases in average household income, increasing number of high-income families, limited penetration of ELT services across China, and the continued focus on study-abroad opportunities by parents.

At the same time, the results of the former VIEs are subject to changes in the regulatory regime governing the education industry in China. The PRC government regulates various aspects of the former VIEs’ business and operations, including the qualification and licensing requirements for entities that provide education services, standards for operating facilities and limitations on foreign investments in the education industry.

While the operating entities of the former VIEs’ business is influenced by factors affecting the offline and online ELT market in China generally, we believe the results of operations of the former VIEs are more directly affected by company-specific factors, including the major factors highlighted below.

Student Enrollment

Revenue of the former VIEs primarily consists of course and service fees from students enrolled in the operating entities’ offline ELT and online ELT services, which is directly driven by the number of student enrollments, which represents the number of actual new sales contracts, excluding the number of refunded contracts and contracts with no revenue generated during a specified period of time. The former VIEs’ total student enrollment was 64,067 in 2021, and due to the resurgence of the COVID-19 pandemic in 2022, it reduced to 42,259. Growth in student enrollment is dependent on the operating entities’ ability to retain current students and to recruit new students.

The former VIEs’ ability to retain existing students is largely dependent on the variety and quality of course offerings, the quality of teachers and students’ overall satisfaction with the education services the operating entities offer. A substantial number of the students are enrolled in the operating entities’ courses through word-of-mouth referrals. Consequently, the former VIEs’ ability to recruit new students also depends on their reputation and brand recognition, which are affected by branding activities and other selling and marketing efforts. The former VIEs’ reputation and brand recognition are primarily driven by the satisfaction of the students and the high quality of the teaching staff. The former VIEs have expanded their service offerings to a full spectrum of offline and online ELT services, including general adult ELT and overseas training services to students of a wide range of age groups since the inception of the first self-operated learning center.

Number and Maturity of Learning Centers

Revenue growth of the former VIEs is mainly driven by the number of self-operated and franchised learning centers, which directly affects the operating entities’ overall student enrollment, as well as the maturity of the existing learning centers. The ability to increase the number of self-operated and franchised learning centers depends on a variety of factors, including, but not limited to, identifying suitable locations and partners, hiring high-caliber teaching staff and other necessary personnel for the new learning centers, and other investment in implementing centralized management across offline learning center network. In 2020, 2021 and 2022, most of the new learning centers of the former VIEs were able to generate sufficient gross billings to cover their operating costs during the ramp-up period. However, due to the impact of the COVID-19 pandemic, the number of self-operated learning centers decreased to 34 and 17 respectively as of December 31, 2021 and November 23, 2022.

Pricing

Revenue of the former VIEs is directly affected by the pricing of courses and the type of services. The former VIEs typically charge students course and service fees based on the total number of course hours, the class sizes and the types of courses the student enrolls in, or the types of services. When the former VIEs set fee rates for courses and services, they also consider the general economic condition in and the income level of the residents of the relevant locations of the learning centers, the local demand for services and the competitors’ fee rates for similar service offerings.

The former VIEs implement effective centralized management systems at a majority of the franchised learning centers and require them to adhere to standardized pricing and refund policies the former VIEs apply at self-operated learning centers in order to maintain stable student retention rates and efficient operations at the franchise learning centers. The former VIEs may adjust the course and service fees for new contracts when the former VIEs have upgraded the existing courses or developed new courses and services. The course and service fee levels of the learning centers remained relatively stable in 2020, 2021 and 2022.

Cost Control and Operating Efficiency

The former VIEs’ profitability depends significantly on the ability to improve operating efficiency through effective cost control. Our cost of revenue of the former VIEs consists primarily of teaching staff costs and property expenses for self-operated learning centers. Teaching staff costs depend on the number of teachers and their levels of compensation. The operating entities offer attractive compensation to the teachers to attract and retain the best teaching talent. The number of the former VIEs’ full-time teachers, study advisors and teaching service staff was 1,824, 664 and 524, respectively as of December 31, 2020, 2021 and 2022.

Expenses of the former VIEs consist of sales and marketing expenses, general and administrative expenses and research and development expenses. Historically, the former VIEs have incurred significant sales and marketing expenses primarily because the operating entities utilize a variety of sales and marketing approaches to increase student enrollment and strengthen brand recognition, including, but not limited to, various offline sales activities. In addition, the operating entities leverage developed offline and online marketing channels to recruit new students.

Impact of the COVID-19 Pandemic

In fiscal year 2022, results of operations and financial conditions of the former VIEs continued to suffer from the negative impact of the COVID-19 pandemic. In order to effectively reduce the impact of the resurgence of COVID-19 on our business, we significantly reduced the number of offline learning centers of the former VIEs in order to improve the utilization of our resources and prepare for the strategic transformation of our business.

Due to the COVID-19 pandemic, the former VIEs had recognized an aggregate revenue of RMB317.8 million (US$46.1 million) in 2022, RMB729.0 million in 2021, and RMB897.0 million in 2020, respectively. As of December 31, 2022, we had RMB333,000 (US$48,000) in cash and cash equivalents. We believe this level of liquidity is sufficient to successfully navigate an extended period of uncertainty. We will pay close attention to the ongoing development of the COVID-19 pandemic, perform further assessment of its impact and take relevant measures to minimize the impact.

Key Components of Results of Operations

Revenues

For the years ended December 31, 2020, 2021 and 2022, the former VIEs primarily offered general adult ELT, overseas training services, online ELT, junior ELT and cryptocurrency-related business. The table below sets forth a breakdown of revenue for the periods indicated:

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
General adult ELT(1)	333,500	37.2	176,795	24.3	53,526	7,761	13.4
Overseas training services	130,567	14.6	151,110	20.7	75,989	11,017	19.0
Online ELT
For adults	203,546	22.7	207,571	28.5	103,342	14,983	25.9
For juniors	64,175	7.2	56,608	7.8	15,303	2,219	3.8
For international test preparation	19,820	2.2	18,147	2.5	8,981	1,302	2.2
Japanese, Korean and Spanish	2,174	0.2	8,026	1.1	4,956	719	1.3
Subtotal	289,715	32.3	290,352	39.8	132,582	19,223	33.2
Junior ELT	130,348	14.5	97,984	13.4	53,167	7,708	13.3
Other English language-related services(2)	12,905	1.4	12,755	1.8	2,580	374	0.7
cryptocurrency-related business	-	-	-	-	81,599	11,831	20.40
Total	897,035	100.0	728,996	100.0	399,443	57,914	100.0

(1)	Includes revenue from the sales of goods, such as educational materials and food and beverages sold at the self-operated learning centers.

(2)	Includes (i) franchise fees received from franchised learning centers under the “Meten” brand; and (ii) revenue generated from the “Shuangge English” App.

Revenue generated from general adult ELT was RMB333.5 million, RMB176.8 million and RMB53.5 million (US$7.8 million), representing 37.2%, 24.3% and 13.4% of the total revenue for the year ended December 31, 2020, 2021 and 2022, respectively. Revenue generated from overseas training services was RMB130.6 million, RMB151.1 million and RMB76.0 million (US$11.0 million), representing 14.6%, 20.7% and 19.0% of the total revenue for the year ended December 31, 2020, 2021 and 2022, respectively. Revenue generated from junior ELT was RMB130.3 million, RMB98.0 million and RMB53.2 million (US$7.7 million), representing 14.5%, 13.4% and 13.3% of the total revenue for the year ended December 31, 2020, 2021 and 2022, respectively. With respect to general adult ELT, overseas training services and junior ELT, the former VIEs generally collected course/service fees upfront from students or in installments. The former VIEs had refund policies in place for these businesses, and would refund the relevant course/service fees partially or fully depending on when the request was made by the students in the applicable refund period. For general adult ELT, overseas training services and junior ELT, the former VIEs recorded the course/service fees initially as financial liabilities from contracts with customers, and then as deferred revenue depending on whether the course/service fees under the relevant contracts were refundable.

Revenue generated from online ELT was RMB289.7 million, RMB290.4 million and RMB132.6 million (US$19.2 million), representing 32.3%, 39.8% and 33.2% of the total revenue for the year ended December 31, 2020, 2021 and 2022, respectively. For the years ended December 31, 2020, 2021 and 2022, revenue generated from online ELT for adults was RMB203.5 million, RMB207.6 million and RMB103.3 million (US$15.0 million), respectively, representing 70.3%, 71.5% and 77.9%, respectively, of the revenue generated from the online ELT business. For the year ended December 31, 2020, 2021 and 2022, revenue generated from online ELT for juniors was RMB64.2 million, RMB56.6million and RMB15.3 million (US$2.2 million) respectively, representing 22.2%, 19.5 and 11.5%, respectively, of the revenue generated from the online ELT business. Students of online ELT services purchased prepaid study cards to enroll in the courses. The former VIEs typically allowed a refund of the course fees for any undelivered course/service hours after deducting a platform operation charge associated with delivering such courses/services online if a student requested a refund during the contract period. The former VIEs recorded the proceeds collected from online ELT initially as financial liabilities from contracts with customers, and revenue is generally recognized proportionately as the course hours were delivered. In addition, for further details of the revenue recognition policies, please see “—Critical Accounting Policies—Revenue Recognition.”

The former VIEs generated other revenue primarily from the franchised learning centers under the “Meten” brand through which franchise partners were authorized to use the former VIEs’ brand and were required to adopt centralized management system. The former VIEs received an initial or renewal franchise fee when they entered into or renew a franchise agreement, and a one-time design consulting fee. During the term of the franchise, the former VIEs charged each franchised learning center a recurring franchise fee based on an agreed percentage of its collected course and service fees and related individual course materials fees. Our other revenue of the former VIEs also included revenue generated from the self-developed “Shuangge English” App, which applied the cutting-edge voice evaluation technology to improve students’ listening, speaking and reading abilities.

Since the beginning of 2022, we ventured into cryptocurrency mining business. As of December 31, 2022, the operating entities deployed 1,482 miners, with a total power capacity of approximately 140PH/s, to the mining of bitcoins. Currently, all of our mining machines are located at the mining farms operated by a third-party company in Kentucky and Tennessee in the U.S. As of the date of this annual report, the operating entities have deployed other 272 miners of model S19 XP from Bitmain Technologies Ltd., with an aggregate computing power of approximately 100PH/s. For the fiscal year ended December 31, 2022, we generated RMB81.6 million (US$11.8 million) in revenue. See “Item 4. Information on the Company—B. Business Overview” for details.

Cost of Revenue

Cost of revenue of the former VIEs consists primarily of (i) staff costs, including teaching staff costs and, to a lesser extent, costs relating to research and curriculum development team; (ii) property expenses, including rental, utilities and maintenance expenses of learning centers; (iii) depreciation and amortization, which represents the depreciation of real properties and equipment for learning centers, amortization of operating lease right-of-use assets and amortization of training services related intangible assets; and (iv) others, which primarily include consulting fees, foreign teacher-related administrative expenses and teaching materials costs. Our cost of revenue accounted for 67.7%, 66.4% and 65.4% of the revenues for the year ended December 31, 2020, 2021 and 2022, respectively. The following table sets forth the components of cost of revenue both in absolute amount and as a percentage of the total cost of revenue for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Staff costs	394,160	64.9	323,611	66.9	142,149	20,610	54.4
Property expenses for ELT service	150,680	24.8	101,991	21.1	31,677	4,593	12.1
Depreciation and amortization for learning centers	39,480	6.5	22,276	4.6	7,090	1,028	2.7
Depreciation and amortization for digital asset	-	-	-	-	12,528	1,816	4.8
Electrical power costs for mining	-	-	-	-	20,107	2,915	7.7
Purchase cost for mining machine	-	-	-	-	36,481	5,289	14.0
Others	22,757	3.8	35,823	7.4	11,108	1,611	4.3
Total	607,077	100.0	483,701	100.0	261,140	37,862	100

Gross Profit and Gross Profit Margin

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
ELT-related business	286,564	32.4	246,358	34.4	126,109	18,284	39.7
cryptocurrency-related business	-	-	-	-	12,194	1,768	14.9
Total	286,564	32.4	246,358	34.4	138,303	20,052	34.6

Operating Expenses

The operating expenses consist of selling and marketing expenses, general and administrative expenses, as well as research and development expenses. The table below sets forth the operating expenses, both in absolute amount and as a percentage of the total operating expenses for the periods indicated.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Selling and marketing expenses	310,433	44.9	250,850	41.1	78,839	11,431	42.9
General and administrative expenses	348,435	50.4	341,455	55.9	98,096	14,223	53.4
Research and development expenses	31,878	4.7	18,413	3.0	6,817	988	3.7
Total	690,746	100.0	610,718	100.0	183,752	26,642	100.0

Selling and Marketing Expenses

As of December 31, 2022, the selling and marketing expenses all belong to the former VIEs and primarily consist of (i) salaries and benefits of sales and marketing personnel, which amounted to RMB173.8 million, RMB146.4 million and RMB58.2 million (US$8.4 million) for the year ended December 31, 2020, 2021 and 2022, respectively; and (ii) marketing expenses, which amounted to RMB123.3 million, RMB83.3 million and RMB16.1 million (US$2.3 million) for the year ended December 31, 2020, 2021 and 2022, respectively. The marketing expenses primarily consist of promotional activity expenses, including rental cost and personnel expenses for offline sales points, online marketing expenses, media advertisement expenses and other marketing expenses; (iii) promotional expenses relating to the recruitment of prospective student; (iv) tele-marketing expenses; (v) consulting service fees for sales and marketing purposes; and (vi) others, which primarily consist of the transaction fees withheld by certain third-party financial institutions in relation to the installment payment arrangement the operating entities of the former VIEs helped set up between students and such financial institutions to facilitate the payments of the course/service fees by such students, which were recorded as sales and marketing expenses.

General and Administrative Expenses

The general and administrative expenses mainly consist of (i) salaries and benefits of administrative personnel; (ii) depreciation and amortization of the properties and facilities used for administrative purposes; and (iii) operating office expenses.

Research and Development Expenses

As of December 31, 2022, the research and development expenses all belong to the former VIEs and were primarily expenses incurred in relation to the development of products, course content and IT systems. We expect to increase the research and development of mining machines and related equipment to improve production efficiency and increase sales.

Results of Operations

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenue, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this annual report. The operating results in any period are not necessarily indicative of the results that may be expected for any future period. The operating data included those of the former VIEs.

	For the Year Ended December 31,
	2020		2021		2022
	RMB	%	RMB	%	RMB	US$	%
	(in thousands, except for percentages)
Summary Consolidated Statements of Operations:
Revenues	897,035	100.0	728,996	100.0	399,443	57,914	100.0
Cost of revenue	(607,077)	(67.7)	(483,701)	(66.4)	(261,140)	(37,862)	(65.4)
Gross profit	289,958	32.3	245,295	33.6	138,303	20,052	34.6
Operating expenses:
Selling and marketing expenses	(310,433)	(34.6)	(250,850)	(34.4)	(78,839)	(11,431)	(19.7)
General and administrative expenses	(348,435)	(38.8)	(341,455)	(46.8)	(98,096)	(14,223)	(24.6)
Research and development expenses	(31,878)	(3.6)	(18,413)	(2.5)	(6,817)	(988)	(1.7)
(Loss)/income from operations	(400,788)	(44.7)	(365,423)	(50.1)	(45,449)	(6,590)	(11.4)
Realized gain on exchange of digital assets	-	-	-	-	(1,880)	(273)	(0.5)
Interest income	448	*	340	*	133	19	*
Interest expenses	(6,101)	(0.7)	(2,400)	(0.3)	(156)	(23)	*
Foreign exchange gain/(loss), net	(382)	*	(9,678)	(1.3)	1,395	202	0.3
Gains/(losses) on disposal and closure of subsidiaries and branches	(31,884)	(3.6)	(37,829)	(5.1)	(18,199)	(2,639)	(3.4)
Gains on Short-term investments	495	0.1	-	-	-	-	-
Government grants	28,124	3.1	7,969	1.1	2,784	404	(0.7)
Equity income/(loss) on equity method investments	(1,532)	(0.2)	(149)	*	3,534	512	0.9
Gain on disposal of discontinued operations					74,728	10,835
Others, net	4,640	0.5	634	0.1	22,805	3,306	5.7
(Loss)/income before income tax	(406,980)	(45.4)	(406,536)	(55.8)	39,695	5,753	9.9
Income tax (expense)/benefit	(5,803)	(0.6)	20,239)	2.8)	(817)	(118)	(0.2)
Net (loss)/income	(412,783)	(46.0)	(386,297)	(53.0)	38,878	5,635	9.7
Comprehensive income (loss)	(412,783)	(46.0)	(386,297)	(53.0)	38,878	5,635	9.7

*	The data for the years ended 2021 and 2020 included those of the former VIEs.

Year Ended December 31, 2022 Compared to Year Ended December 31, 2021

Revenues

The total revenue decreased by 45.2% from RMB729.0 million in 2021 to RMB399.4 million (US$57.9 million) in 2022, primarily as a result of the resurgence of the COVID-19 pandemic and a reduction in the number of offline learning centers of the former VIEs.

For general adult ELT, revenues decreased from RMB176.8 million in 2021 to RMB53.5 million (US$7.8 million) in 2022, for overseas training services, revenues decreased from RMB151.1 million in 2021 to RMB76.0 million (US$11.0 million) in 2022, and for Junior ELT, revenues decreased from RMB98.0 million in 2021 to RMB53.2 million (US$7.7 million) in 2022.This decrease in revenues was largely driven by the primarily due to the resurgence of COVID-19 pandemic and the closure of offline learning centers of the former VIEs.

For online ELT of the former VIEs, revenues increased slightly from RMB290.3 million in 2021 to RMB132.6 million (US$19.2 million) in 2022.

Cost of revenue

The total cost of revenue decreased by 46.0% from RMB483.7 million in 2021 to RMB261.1 million (US$37.9 million) in 2022. This was predominantly due to the reduction in the number of offline learning centers of the former VIEs.

Gross Profit and Gross Profit Margin

As a result of the foregoing, the gross profit decreased by 43.6%, from RMB245.3 million in 2021 to RMB138.3 million (US$20.1 million) in 2022. The gross profit margin increased from 33.6% in 2021 to 34.6% in 2022.

Selling and Marketing Expenses

The selling and marketing expenses decreased by 68.6% from RMB250.9 million in 2021 to RMB78.8 million (US$11.4 million) in 2022, primarily as a result of reduction in the number of offline sales points of the former VIEs.

General and Administrative Expenses

The general and administrative expenses decreased by 71.3% from RMB341.5 million in 2021 to RMB98.1 million (US$14.2 million) in 2022, primarily as a result of reduction in the number of offline learning centers of the former VIEs.

Research and Development Expenses

The research and development expenses decreased by 63.0% from RMB18.4 million in 2021 to RMB6.8 million (US$1.0 million) in 2022. The research and development expenses is largely adjusted to the needs of the business of the former VIEs.

Interest Income

The interest income decreased by 60.9% from RMB340,000 in 2021 to RMB133,000 (US$19,000) in 2022 mainly the decrease of interest income from cash deposit of the former VIEs in 2022.

Interest Expenses

The interest expenses decreased from RMB2.4 million in 2021 to RMB156,000 (US$23,000) in 2022. This decrease was primarily due to the repayments of bank loans of the former VIEs this year.

Foreign Exchange Gain/(Loss), net

We had a net total of RMB9.7 million foreign exchange loss in 2021, as compared to a net total of RMB1.4 million (US$0.2 million) foreign exchange loss in 2022, mainly due to a significant reduction in the Company’s foreign currency volume in 2022.

Gains/(losses) on disposal and closure of subsidiaries and branches

Our losses on disposal and closure of subsidiaries and branches increased from RMB37.8 million in 2021 to RMB18.2 million (US$2.6 million) in 2022. The former VIEs closed more offline learning centers in 2022, which resulted in larger disposal losses.

Government Grants

We had a total of RMB8.0 million government grants in 2021, as compared to RMB2.8 million (US$0.4 million) in 2022. Such government grants were non-recurring in nature and could fluctuate.

Equity in Income/(loss) on Equity Method Investments

Our loss on equity method investments decreased from RMB149,000 million in 2021 to RMB3.5 million (US$0.5 million) in 2022. This increase was primarily as a result of two of the education service companies the former VIEs invested in, namely, Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., which boosted earnings in 2022.

Gain on disposal of discontinued operations

On November 22, 2022, the Company terminated its VIE structure with the former VIEs, who primarily engaged in the provision of ELT services. From November 23, 2022, the Company no longer retained any financial interest over the former VIEs and accordingly deconsolidated the former VIEs’ financial statements from the Company’s consolidated financial statements. The disposal of the former VIEs represented a strategic shift and gained RMB74.7 million (US$10.8 million) on disposal of discontinued operations.

Others, Net

Our net income from others increased from a gain of RMB0.6 million in 2021 to a gain of RMB22.8 million (US$3.3 million) in 2022, primarily from property disposal gains.

Income/(Loss) Before Income Tax

As a result of the foregoing, we had a loss before income tax of RMB406.5 million in 2021, as compared to an income before income tax of RMB39.7 million (US$5.8 million) in 2022.

Income Tax Expense/Benefit

We had income tax benefit of RMB20.2 million in 2021, as compared to income tax expense of RMB0.8 million (US$0.1 million) in 2022.

Net Income/(Loss)

As a result of the foregoing, we had net loss of RMB386.3 million in 2021, as compared to a net income of RMB38.9 million (US5.6 million) in 2022.

Year Ended December 31, 2021 Compared to Year Ended December 31, 2020

Revenues

The total revenue decreased by 18.7% from RMB897.0 million in 2020 to RMB729.0 million in 2021, primarily as a result of the resurgence of the COVID-19 pandemic and a reduction in the number of offline learning centers.

For general adult ELT, revenues decreased from RMB333.5 million in 2020 to RMB176.8 million in 2021, for overseas training services, revenues increased from RMB130.6 million in 2020 to RMB151.1 million in 2021, and for Junior ELT, revenues decreased from RMB130.3 million in 2020 to RMB98.0 million in 2021.This decrease in revenues was largely driven by the primarily due to the resurgence of COVID-19 and the closure of offline learning centers.

For online ELT, revenues increased slightly from RMB289.7 million in 2020 to RMB290.3 million in 2021.

Cost of revenue

The total cost of revenue decreased by 20.3% from RMB607.1 million in 2020 to RMB483.7 million in 2021. This was predominantly due to efforts to optimize costs and a reduction in the number of offline learning centers.

Gross Profit and Gross Profit Margin

As a result of the foregoing, the gross profit decreased by 15.4%, from RMB290.0 million in 2020 to RMB245.3 million in 2021. The gross profit margin increased from 32.3% in 2020 to 33.6% in 2021.

Selling and Marketing Expenses

The selling and marketing expenses decreased by 19.2% from RMB310.4 million in 2020 to RMB250.9 million in 2021, primarily as a result of reduction in the number of offline sales points.

General and Administrative Expenses

The general and administrative expenses decreased by 2.0% from RMB348.4 million in 2020 to RMB341.5 million in 2021.

Research and Development Expenses

The research and development expenses decreased by 42.2% from RMB31.9 million in 2020 to RMB18.4 million in 2021. The research and development expenses is largely adjusted to the needs of the business.

Interest Income

The interest income decreased by 24.1% from RMB448,000 in 2020 to RMB340,000 in 2021 mainly the decrease of interest income from cash deposit in 2021.

Interest Expenses

The interest expenses decreased from RMB6.1 million in 2020 to RMB2.4 million in 2021. This decrease was primarily due to the repayments of bank loans in 2021.

Foreign Exchange Gain/(Loss), net

We had a net total of RMB382,000 foreign exchange loss in 2020, as compared to a net total of RMB9.7 million foreign exchange loss in 2021, which was mainly generated by a large amount of foreign currency exchange in 2021.

Gains/(losses) on disposal and closure of subsidiaries and branches

Our losses on disposal and closure of subsidiaries and branches increased from RMB31.9 million in 2020 to RMB37.8 million in 2021. The former VIEs optimized the layout of offline centers and closed more offline learning centers in 2021, which resulted in larger disposal losses.

Gains on Short-term investments

Our gains on short-term investments decreased from RMB495,000 in 2020 to nil in 2021, mainly because short-term investments were settled in 2021.

Government Grants

We had a total of RMB28.1 million government grants in 2020, as compared to RMB8.0 million (in 2021. Such government grants were non-recurring in nature and could fluctuate.

Equity in Income/(loss) on Equity Method Investments

Our loss on equity method investments decreased from RMB1.5 million in 2020 to RMB149,000 in 2021. This decrease was primarily a result of two of the education service companies the former VIEs invested in, namely, Shenzhen SKT Education Technology Co., Ltd. and Beijing Wuyan Education Consulting Co., Ltd., reduced losses in 2021.

Others, Net

Our net income from others decreased from a gain of RMB4.6 million in 2020 to a gain of RMB0.6 million in 2021.

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

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by its management to evaluate our operating performance. We also believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of our peer companies.

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

Adjusted net income represents net income/(loss) before share-based compensation and offering expenses. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	53,445	(225,068)	(412,783)	(386,297)	38,878	5,637
Add:
Share-based compensation expenses	7,648	96,661	52,256	23,334	5,854	849
Offering expenses	14,766	28,123	—	—	—	—
Warrant financing	—	—	41,118	2,404	—	—
Adjusted net (loss)/income	75,859	(100,284)	(319,409)	(360,559)	44,732	6,486

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses and offering expenses. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	For the Year Ended December 31,
	2018	2019	2020	2021	2022
	RMB	RMB	RMB	RMB	RMB	US$
	(in thousands)
Net (loss)/income	53,445	(225,068)	(412,783)	(386,297)	38,878	5,637
Subtract:
Net interest income/(loss)	1,142	(820)	(5,653)	(2,060)	(23)	(3)
Add:
Income tax expense/(benefit)	14,454	9,608	5,803	(20,239)	817	118
Depreciation and amortization	54,944	58,453	55,950	37,881	28,802	4,176
EBITDA	121,701	(156,187)	(345,377)	(366,595)	68,520	9,934
Add:
Share-based compensation expenses	7,648	96,661	52,256	23,334	5,854	849
Offering expenses	14,766	28,123	—	—	—	—
Warrant financing	—	—	41,118	2,404	—	—
Adjusted EBITDA	144,115	(31,403)	(252,003)	(340,857)	74,374	10,783

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

Hong Kong

Our two wholly-owned subsidiaries in Hong Kong, Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited, are subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited and Likeshuo Education (Hong Kong) Limited had no assessable income for 2020, 2021 and 2022.

PRC

The former VIEs are companies incorporated under the PRC laws and, as such, are subject to PRC enterprise income tax on their taxable income in accordance with the relevant PRC income tax laws. Pursuant to the PRC Enterprise Income Tax Law, which became effective on January 1, 2008, a uniform 25% enterprise income tax rate is generally applicable to both foreign-invested enterprises and domestic enterprises, except where a special preferential rate applies. The enterprise income tax is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards.

The former VIEs are subject to VAT at a rate of 6%, less any deductible VAT we have already paid or borne. The former VIEs are also subject to surcharges on VAT payments in accordance with PRC law. In addition, most of the subsidiaries of the former VIEs in China that participate in the non-diploma education service industry choose the simplified method of taxation where the VAT collection rate is 3%.

B. Liquidity and Capital Resources

Cash Flows and Working Capital

The principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2020, 2021 and 2022, we had RMB90.1 million, RMB168.4 million and RMB333,000 (US$48,000), respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased. Our cash and cash equivalents are primarily denominated in Renminbi.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Year Ended December 31,
	2020	2021	2022
	RMB	RMB	RMB	US$
	(in thousands)
Summary Consolidated Cash flow Data:
Net cash flow generated from/(used in) operating activities	(343,218)	(459,303)	(214,127)	(31,046)
Net cash used in investing activities	(680)	(71,943)	(16,247)	(2,356)
Net cash generated from/(used in) financing activities	292,640	608,017	53,463	7,752
Net increase/(decrease) in cash and cash equivalents and restricted cash	(51,258)	76,771	(176,911)	(25,650)
Cash and cash equivalents and restricted cash at the beginning of year	151,731	100,473	177,244	25,698
Cash and cash equivalents and restricted cash at the end of year	100,473	177,244	333	48

Operating Activities

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

Net cash flow used in operating activities amounted to RMB214.1 million for the year ended December 31, 2022. The difference between our net loss of RMB38.9 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of RMB28.8 million; (ii) amortization of operating lease right-of-use assets of RMB9.3 million; (iii) realized gain on exchange of digital assets of RMB1.9 million; (iv) share-based compensation expenses of RMB5.9 million; and (v) loss on disposal and closure of subsidiaries and branches of RMB18.2 million, partially offset by (i) a decrease in operating lease liabilities of RMB9.1 million; (ii) an decrease in financial liabilities from contracts with customers of RMB70.1 million; and (iii) a decrease in deferred revenue of RMB87.0 million; (iv) net gain on disposal of property and equipment of RMB26.7 million; and (v) gains on disposal of subsidiaries and the former VIEs of RMB74.7 million. Operating lease liabilities decreased mainly due to the closure of some learning centers of the former VIEs and the withdrawal of lease. The decrease in deferred revenue and financial liabilities from contracts with customers for the year ended December 31, 2022 was mainly as a result of the decrease of gross billings due to the resurgence of COVID-19 and a reduction in the number of offline learning centers of the former VIEs.

Investing Activities

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

Net cash used in investing activities amounted to RMB16.2 million for the year ended December 31, 2022, which was primarily attributable to (i) the purchases of property and equipment of RMB61.2 million; (ii) disposal of subsidiaries and VIEs of RMB17.5 million; and (iii) payment for investment in associate of RMB12.4 million, partially offset by proceeds from disposal of property and equipment of RMB 73.1 million.

Financing Activities

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

Net cash flow generated from financing activities amounted to RMB53.5 million for the year ended December 31, 2022, which was primarily attributable to (i) proceeds from issuance of ordinary shares for private placement of RMB44.5 million; and (ii) the proceeds from bank loans of RMB7.2 million; and (iii) the proceeds of advances from related parties of RMB28.0 million, partially offset by (i) the repayment of advances from related parties of RMB19.1 million; and (ii) the repayment of bank loans of RMB7.2 million.

Capital Expenditures

Our capital expenditures amounted to RMB25.7 million, RMB73.1 million and RMB61.2 million (US$8.9 million) in 2020, 2021 and 2022, respectively, for purchases of property and equipment and intangible assets, such as mining machines, course materials and software. We will continue to make capital expenditures to meet the expected growth of the business and expect that cash generated from operating activities and financing activities will meet our capital expenditure needs in the foreseeable future.

C. Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D. Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2022 to December 31, 2022 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E. Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management’s knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material.

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

Students can attend general adult ELT courses and international standardized test preparation courses for predetermined course hours in a predetermined period of time. Supplementary general adult ELT courses can be attended without limit in such period of time. Generally, students are entitled to a short-term course trial period/trial courses which commence on the date the course begins or the date of contract signed. Refunds are provided to students if they decide not to participate in such course within the trial period/trial courses. In addition, the former VIEs offer refunds amount to 70% of the uncompleted course fees to students who withdraw from such courses, provided attended classes are less than or equal to 30% of total course hours of such course at the time of withdrawal. No refund will be provided to students who have attended more than 30% of the total course hours the underlying course.

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

Online ELT

The former VIEs operate “Likeshuo” platform to offer online live streaming ELT courses. Students enrolled for online courses by using prepaid study cards. For courses offered on the “Likeshuo” platform, the former VIEs typically allow refunds of the course fees for any undelivered course hours after deducting a platform operation charge associated with the delivering such courses online, provided that a student can apply for refund at any time during these courses.

The proceeds collected for the study cards are initially recorded as financial liabilities from contracts with customers. Revenues are generally recognized proportionately as the course/service hours are delivered.

Junior ELT

The former VIEs offer junior ELT services under the “Meten” brand and “ABC” brand. Students attend the classroom-based training for predetermined course hours in a predetermined period of time.

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

Other English language-related services

Revenues from other English language-related services are primarily derived from franchised learning center through which the franchisees are authorized to use the former VIEs’ brands and are required to adopt the centralized management system. A one-time initial franchise fee and one-time design consulting fee or a one-time renewal franchise fee is received when a franchise agreement is entered into or renewed. During the term of the franchise agreement, the franchised learning center is charged recurring monthly franchise fees based on an agreed percentage of its collected course and service fees and related individual course materials fees. The revenue of initial/renewal franchise fee is recognized on a straight-line basis over the franchise period. The revenue of the one-time design consulting fee is recognized when the consulting service is provided. The revenue of recurring franchise fee is recognized when the franchisee and the former VIEs confirm and agree the calculation of the fee at the end of each month during the franchise period.

Lease

We adopted ASU No. 2016-02, “Leases” on January 1, 2019. We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets, current and non-current lease liabilities on the Group’s consolidated balance sheets.

ROU lease assets represent the right to use an underlying asset for the lease term and lease obligations represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and operating lease liabilities are recognized based on the present value of the future minimum lease payments over the lease term at commencement date. As most of the former VIEs’ leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at commencement date in determining the present value of future payments. The operating lease ROU assets also include initial direct costs incurred and any lease payments made to the lessor at or before the commencement date, minus any lease incentives received. Lease expense for minimum lease payments is recognized on a straight-line basis over the lease term.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth the name, age and position of each of our directors and executive officers as of the date of this annual report.

Name	Age	Position
Siguang Peng(2)(3)	45	Chief Executive Officer and Director
Jishuang Zhao(2)(3)	47	Director and Chairman of the Board of Directors
Yupeng Guo	45	Acting Chief Financial Officer
Ye Ren(1)	34	Independent Director
Zhiyi Xie(1)(2)(3)	44	Independent Director
Jianlin Yu(1)	44	Independent Director

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

Siguang Peng is our founder and has served as our director and chief executive officer since inception. Prior to starting the former VIEs’ business in 2006, Mr. Peng served as director of teaching department and principal of Quanzhou School of King’s International from 2004 to 2006. Mr. Peng received his EMBA degree from China Europe International Business School in 2011 and his bachelor’s degree in international economics and trading from Changchun University of Science and Technology in 2000.

Jishuang Zhao is our founder and has served as our chairman of the board of directors since inception. Prior to starting the former VIEs’ business in 2006, Mr. Zhao served as the vice president at Fujian King’s International ELT School, or King’s International, from 2004 to 2006. Mr. Zhao received his EMBA degree from China Europe International Business School in 2010 and his bachelor’s degree in trading economics from Changchun University of Science and Technology in 2000.

Yupeng Guo is our founder and has served as our director and vice president since inception. Prior to starting the former VIEs’ business in 2006, Mr. Guo served as director of marketing department of Quanzhou School of King’s International from 2005 to 2006. Mr. Guo received his EMBA degree from China Europe International Business School in 2012, his master’s degree in business administration from Shanghai Jiao Tong University in 2007 and his bachelor’s degree in trading and economics from Changchun University of Science and Technology in 2000.

Ye Ren has served as our independent director since June 2022. From August 2019 to March 2022, Ms. Ren served as chief financial officer of CN Energy Group Ltd. (Nasdaq: CNEY) where she was responsible for supervising finance team, reviewing and approving financial and accounting transactions, and financial regulation compliance. From April 2017 to July 2018, Ms. Ren served as the Deputy Finance Manager of Zhejiang Yongning Pharmaceutical Co., Ltd., where she was responsible for department budget and internal control. From December 2014 to March 2017, Ms. Ren served as an assistant of the chief financial officer of Tantech Holdings Ltd. From October 2013 to November 2015, Ms. Ren served as a senior auditor of Pan-China Certificated Public Accountants LLP. Ms. Ren obtained her bachelor’s degree in Business Administration from George Fox University in 2010 and her master’s degree in Accountancy from the University of South Carolina in 2013.

Zhiyi Xie has served as our independent director since August 2021. Mr. Zhiyi Xie has been the general manager of Shenzhen Shenghongtao Technology Co., Ltd. since April 2017. Prior to that, Mr. Xie served as the general manager of Shenzhen Haiyue Huifu Investment Management Co., Ltd. from 2016 to 2017. He served as the deputy general manager of Shenzhen Yipu Rui Venture Capital Co., Ltd. from 2010 to 2015. Mr. Xie served as the investment director of Shenzhen Dingchuan Investment Co., Ltd. from 2008 to 2010. Mr. Xie obtained his bachelor’s degree in law from Xiangtan University in 2000. He received his Lawyer’s Qualification Certificate and Fund Qualification Certificate in 2000 and 2017, respectively.

Jianlin Yu has served as our independent director since August 2021. Mr. Jianlin Yu has over 20 years of experience in management, investment and financing. Mr. Yu has served as an executive partner at GTJA Investment Group since March 2016. From June 2013 to December 2015, Mr. Yu served as a vice president at Zhuangyimei Health Investment Management Co., Ltd. Prior to that, Mr. Yu served as the general manager at Shenzhen Ruici Health Management Co., Ltd. from April 2011 to May 2013. Mr. Yu received a bachelor’s degree in Aircraft Power Engineering from Northwestern Polytechnical University in 1999 and received a master’s degree in Automatic control from South China University of Technology in 2002 and an executive master of business administration degree from China Europe International Business School in 2013.

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

Voting Agreement

On March 30, 2020, the Company, Meten and certain shareholders of Meten and stockholders of the Company entered into a voting agreement (“Voting Agreement”) pursuant to which they agreed to nominate nine members to our board of directors, including Benjamin Vedrenne-Cloquet, Charles McIntyre, and Jishuang Zhao, Siguang Peng and Yupeng Guo, the founders of Meten, and Yongchao Chen, Yanli Chen, Zhiyi Xie, and Ying Cheng and to take all actions necessary to vote all our ordinary shares beneficially owned by them for the election of such persons until the third anniversary of the closing of the Mergers.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix
Country of Principal Executive Offices:	China
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	0	0
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0
Did Not Disclose Demographic Background	0

B. Compensation of Directors and Executive Officers

Overview

For the fiscal year ended December 31, 2022, we and our subsidiaries paid aggregate cash compensation of approximately RMB96,000 (US14,000) to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for officers and directors.

Outstanding Equity Awards at Fiscal Year End

The following table summarizes for our employees, directors and service providers the outstanding options granted under the 2020 Plan as of December 31, 2022.

Name	Our Ordinary Shares	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
All non-executive employees as a group	397,998	397,998		8/31/2022

Total	397,998	397,998

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

2020 Plan

In connection with the Mergers, we adopted a new incentive plan to replace the 2018 Plan. We rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 397,998 of our ordinary shares were issued and outstanding on December 31, 2022. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 3.5% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Mergers.

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

C. Board Practices

Our board of directors consists of five directors, including three independent directors, namely, Zhiyi Xie, Ye Ren, and Jianlin Yu. A director is not required to hold any shares in our company by way of qualification. A director who is in any way, whether directly or indirectly, interested in a contract or arrangement or proposed contract or arrangement with our company is required to declare the nature of his or her interest at a meeting of our directors at which the question of entering into the contract or arrangement is first considered. Subject to the Nasdaq Capital Market rules and separate requirement for audit committee approval under applicable law, and unless disqualified by a majority of the board of directors not including the interested director, a director may vote in respect of any contract or arrangement or proposed contract or arrangement notwithstanding that he or she may be interested therein, and may be counted in the quorum at any meeting of our directors at which any such contract or transaction or proposed contract or transaction is considered. Our directors may exercise all the powers of our company to raise or borrow money and to mortgage or charge all or any part of the undertaking, property and assets (present and future) and uncalled capital and subject to applicable law, to issue debentures, debenture stock, bonds and other securities, whether outright or as collateral security for any debt, liability or obligation of our company or of any third party.

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

Audit Committee

Our audit committee consists of Ms. Ye Ren (chairperson of our audit committee), Mr. Zhiyi Xie and Mr. Jianlin Yu. We have determined that each of Ms. Ye Ren, Mr. Zhiyi Xie and Mr. Jianlin Yu satisfies the “independence” requirements of Nasdaq Stock Market Rules and Rule 10A-3 under the Exchange Act. We have determined that Ms. Ye Ren qualifies as an “audit committee financial expert.” The audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee is responsible for, among other things:

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

D. Employees

We had 3,721, 1,229 and 16 full-time employees as of December 31, 2020, 2021 and 2022, respectively. The number of full-time employees as of December 31, 2020 and 2021 also includes the employees of the former VIEs. The following table sets forth the numbers of full-time employees, categorized by function, as of December 31, 2022:

Function	Total
Management	4
General and administration	12
Total	16

All of our 18 employees reside in the PRC. Our officers, including our chief executive officer, Siguang Peng, and our acting chief financial officer, Yupeng Guo, reside in the PRC.

We believe that our success and continued growth depend on our ability to attract, retain, and motivate qualified employees. Through our subsidiaries, we offer our employees competitive salaries, comprehensive training, and other fringe benefits and incentives. We believe that through our subsidiaries, we maintain a good working relationship with our employees, and we have not experienced any material labor disputes or work stoppages. None of our employees or PRC individuals are represented by labor unions, and no collective bargaining agreement has been put in place.

Our employees are not covered by any collective bargaining agreement. We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes as of the date of this annual report.

E. Share Ownership

The following table sets forth information regarding the beneficial ownership based on 24,168,029 of our ordinary shares outstanding as of March 9, 2023 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount and nature of beneficial ownership	Percentage of outstanding ordinary shares
Directors and Executive Officers (1)
Jishuang Zhao (2)	447,688	1.85%
Siguang Peng (3)	218,705	0.90%
Yupeng Guo (4)	111,949	0.46%
Zhiyi Xie	-	-
Guangqing Sun	-	-
Jianlin Yu	-	-
All directors and executive officers as a group	778,342	3.22%

5% or Greater Shareholders
Yun Feng Assets Inc. (5)	3,211,673	13.29%

(1)	Unless otherwise indicated, the business address of each of the individuals is 3rd Floor, Tower A, Tagen Knowledge & Innovation Center, 2nd Shenyun West Road, Nanshan District, Shenzhen, Guangdong Province 518000, The People’s Republic of China.

(2)	Represents 447,688 ordinary shares directly held by JZ Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by JZ Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Jishuang Zhao. The registered office of JZ Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(3)	Represents 218,705 ordinary shares directly held by AP Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by AP Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Siguang Peng. The registered office of AP Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(4)	Represents 1 ordinary share held by Mr. Yupeng Guo and 111,948 ordinary shares directly held by RG Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by RG Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Yupeng Guo. The registered office of RG Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(5)	Represents 3,211,673 ordinary shares held by Yun Feng Assets Inc., an exempted company incorporated in the Cayman Islands and wholly owned by Le Li. The registered office of Yun Feng Assets Inc. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

*	less than 1%

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our best knowledge, as of March 9, 2023, we had 24,168,029 ordinary shares issued and outstanding, among which approximately 82.03% of those ordinary shares are held in the U.S., including CEDE & CO and six registered holders of record. The number of beneficial owners of our ordinary shares in the U.S. is likely much larger than the three record holders of our ordinary shares in the U.S.

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

Contractual Arrangements with The VIEs and Their Respective Shareholders

See “Item 4. Information on the Company—C. Organizational Structure.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees—A. Directors and Senior Management—Executive Employment Agreements.”

Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees—B. Compensation of Directors and Executive Officers—Share Incentive Plans.”

Other Transactions with Related Parties

Relationship with related parties

Name of party	Relationship
Mr. Jishuang Zhao	Chairman of our Board of Directors
Mr. Yupeng Guo	Acting Chief Financial Officer
Mr. Siguang Peng	Chief Executive Officer and Director
Met Chain Co.,Limited	An associate of the Company

Transactions with related parties

In the year ended December 31, 2022, we received advances from Mr. Yupeng Guo in the amount of approximately RMB2 million (US$0.3 million), from Mr. Jishuang Zhao in the amount of approximately RMB10.14 million (US$1.5 million), and from Met Chain Co., Limited in the amount of approximately RMB14.08 million (US$2.0 million).

In the year ended December 31, 2022, we repaid amount due to Mr. Jishuang Zhao of RMB10.24 million (US$1.5 million).

Amount due to related parties

As of December 31, 2022, our outstanding balance due to Mr. Yupeng Guo was RMB2 million (US$0.3 million), our outstanding balance due to Mr. Jishuang Zhao was RMB30.40 million (US$4.4 million), and our outstanding balance due to Met Chain Co., Limited was RMB14.08 million (US$2.0 million).

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

We are a holding company with no material operations of our own. We conduct our operations primarily through our subsidiaries. As a result, our ability to pay dividends and to finance any debt we may incur depends upon dividends paid by our subsidiaries. If our existing subsidiaries or any newly formed subsidiaries incur debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us.

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

Classes of Ordinary Shares. We have only one class of ordinary shares with all shares carrying equal rights and ranking pari passu with one another.

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

Inspection of Books and Records.    Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or corporate records. However, we will provide shareholders with the right to inspect the list of shareholders and to receive annual audited financial statements.

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

C. Material Contracts

On December 20, 2021, the Company entered into an agreement with Mr. Zhijun Liu, Ms. Yunning Li, Mr. Manning Liao and Mr. Xiaodong Feng, pursuant to which all parties agreed to form a company for the purpose of engaging in the business of researching, developing, manufacturing and selling cryptocurrency mining machines. As of the date of this annual report, the Company holds 24.3% of the equity interests in the affiliated company.

We have not entered into any material contracts other than in the ordinary course of business and other than those described in this section, “Item 4. Information on the Company,” “Item 7. Major Shareholders and Related Party Transactions—B. Related Party Transactions” or elsewhere in this annual report.

D. Exchange Controls

There are no governmental laws, decrees, regulations, or other legislation in the Cayman Islands that may affect the import or export of capital, including the availability of cash and cash equivalents for use by us, or that may affect the remittance of dividends, interest, or other payments by us to non-resident holders of our ordinary shares. There is no limitation imposed by the laws of the Cayman Islands or in our amended and restated articles of association currently in effect on the right of non-residents to hold or vote shares.

E. Taxation

The following discussion of the material Cayman Islands and United States federal income tax consequences of an investment in our ordinary shares is based upon laws and relevant interpretations thereof in effect as of the date of this annual report on Form 20-F, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares, such as the tax consequences under state, local and other tax laws. Accordingly, each investor should consult its own tax advisor regarding the tax consequences of an investment in our ordinary shares applicable under its particular circumstances.

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

On September 3, 2021, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 22,500,000 ordinary shares at a purchase price of US$0.30 per share. In the same prospectus supplement, we also offered 177,500,000 pre-funded warrants to purchase 177,500,000 ordinary shares, exercisable at an exercise price of $0.0001 per share, at a purchase price of $0.2999 per pre-funded warrant. Total gross proceeds to the Company from that offering are $59.98 million, before deducting underwriting discounts, commissions and other offering expenses payable by the Company. As of the date of this annual report, all pre-funded warrants issued in that offering have been exercised. None of the net proceeds we received from that offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. From September 3, 2021 to December 31, 2022, we used all of the net proceeds from this offering for (i) acquiring new mining machines, (ii) the expansion of new businesses, including developing metaverse-related educational courses for adults, and (iii) general corporate purposes, including working capital needs and other corporate uses.

On November 12, 2021, we filed with the SEC a prospectus supplement to the registration statement on Form F-3 (File No. 333-256087), offering 33,333,334 ordinary shares, directly to certain institutional investors pursuant to certain securities purchase agreement, dated November 9, 2021, at a purchase price of US$0.60 per share. Total gross proceeds to the Company from that offering are $20.00 million, before deducting placement agent fees and other offering expenses payable by the Company. None of the net proceeds we received from that offering were paid, directly or indirectly, to any of our directors or officers or their associates, persons owning 10% or more of our equity securities or our affiliates. From November 12, 2021 to December 31, 2022, we used all of the net proceeds from this offering for (i) acquiring new mining machines, (ii) the expansion of new businesses, including developing metaverse-related educational courses for adults, and (iii) general corporate purposes, including working capital needs and other corporate uses.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2022, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2022 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2022.

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

As a company with less than US$1.235 billion in revenue for our last fiscal year, we qualify as an “emerging growth company” pursuant to the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 of the Sarbanes-Oxley Act of 2002, in the assessment of the emerging growth company’s internal control over financial reporting.

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

ITEM 16. [RESERVED]

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Ms. Ye Ren, a member of our audit committee (under the standards set forth in Nasdaq Stock Market Rule 5605(a)(2) and Rule 10A-3 under the Exchange Act), is an audit committee financial expert.

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Ethics has been posted on its website at investor.metenedu-edtechx.com.

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

Audit Alliance LLP

	For the Year Ended December 31,
(in thousands of US$)	2021	2022
Audit fees(1)	500	300
Audit related fees(2)	—	—
Tax fees(3)	—	—
All other fees	—	—
Total	500	300

(1)	“Audit fees” means the aggregate fees billed for professional services rendered by our independent registered public accounting firm for the audit of our annual consolidated financial statements and the review of our comparative interim financial information.

(2)	“Audit related fees” means the aggregate fees billed for related services by our principal accountant that are reasonably related to the performance of the audit or review of our financial statements and are not reported under Audit fees.

(3)	“Tax fees” represents the aggregated fees billed for professional services rendered by our independent registered public accounting firm for tax compliance, tax advice, and tax planning.

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

Not Applicable.

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

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of Meten Holding Group Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

Exhibit No.	Description
1.1	Amended and Restated Memorandum and Articles of Association of the Company, as currently effective (incorporated herein by reference to Exhibit 1.1 to the annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 16, 2022 (File Number: 001-39258))
2.1	Specimen Warrant Certificate of the Company (Prior to Share Consolidation) (incorporated herein by reference to Exhibit 4.2 to the Registration Statement on F-4 (file number 333-235859))
2.2	Specimen Unit Certificate of the Company (Prior to Share Consolidation) (incorporated herein by reference to Exhibit 4.3 to the Registration Statement on F-4 (file number 333-235859))
2.3	Form of Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and the Company (incorporated herein by reference to Exhibit 4.8 to the Registration Statement on F-4 (file number 333-235859))
2.4	Specimen Ordinary Share Certificate of the Company, as currently effective (incorporated herein by reference to Exhibit 2.4 to the annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 16, 2022 (File Number: 001-39258))
2.5	Unit Purchase Option of Chardan Capital Markets, LLC (incorporated herein by reference to Exhibit 4.9 to the Registration Statement on F-4 (file number 333-235859))
2.6	Unit Purchase Option of I-Bankers Securities, Inc (incorporated herein by reference to Exhibit 4.10 to the Registration Statement on F-4 (file number 333-235859))
2.7	Description of Securities (incorporated herein by reference to Exhibit 2.7 to the annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 16, 2022 (File Number: 001-39258))
3.1	Voting Agreement between the Company and EdtechX, and certain other parties thereto dated March 30, 2020 (incorporated herein by reference to Exhibit 3.1 to the annual report on Form 20-F (file number 001-39258), filed with the SEC on June 4, 2020)
4.1	The ESOP Plan (incorporated herein by reference to Exhibit 10.1 to the Registration Statement on F-4 (file number 333-235859))
4.2	Form of Indemnification Agreement with our directors and executive officers (incorporated herein by reference to Exhibit 10.2 to the Registration Statement on F-4 (file number 333-235859))
4.3	Form of Employment Agreement between the Company and its executive officers (incorporated herein by reference to Exhibit 10.3 to the Registration Statement on F-4 (file number 333-235859))
4.4	Registration Rights Agreement between the Company and Every Bridge Limited, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.18 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.5	Registration Rights Agreement between the Company and Xiamen ITG Education Group CO., LTD, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.20 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)
4.6	Form of Amended and Restated Registration Rights Agreement between Holdco and the Investors party thereto (incorporated herein by reference to Exhibit 10.19 to the Registration Statement on F-4 (file number 333-235859))
4.7	Registration Rights Agreement between the Company and Meten Shareholders, dated March 30, 2020 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F (file number 001-39258), as filed with the SEC on June 4, 2020)

4.8	Joint Venture Agreement between the Company and certain individuals, dated December 20, 2021 (incorporated herein by reference to Exhibit 10.1 to the Report of Foreign Private Issuers on Form 6-K (file number 001- 39258), as filed with the SEC on December 22, 2021)
4.9	Strategic Cooperation Agreement between the Company and AGM Group Holdings Inc., dated October 26, 2021 (incorporated herein by reference to Exhibit 4.22 to the annual report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on May 16, 2022 (File Number: 001-39258))
4.10*	Hosting Agreement entered into by and between Exponential Digital, Inc. and Meten Service USA Corp., dated January 11, 2022
4.11*	English Translation of the Mining Machine Rental Agreement entered into by and between Meten Holding Group Ltd. and Lobo Group Limited, dated October 4, 2022
4.12*	Loan and Security Agreement by and between Meten Holding Group Ltd. and JM DIGITAL INC., dated October 1, 2022
8.1*	List of Principal Subsidiaries
12.1*	Certification by Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2*	Certification by Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1**	Certification by Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2**	Certification by Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1*	Consent of Audit Alliance LLP
101.INS*	Inline XBRL Instance Document
101.SCH*	Inline XBRL Taxonomy Extension Schema Document
101.CAL*	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*	Filed herewith.

**	Furnished herewith.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Meten Holding Group Ltd.

By:	/s/ Siguang Peng
	Name:	Siguang Peng
	Title:	Chief Executive Officer

Date: March 15, 2023

METEN HOLDING GROUP LTD.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

Meten Holding Group Ltd and Subsidiaries

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Meten Holding Group Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2022 and 2021, the related consolidated statements of comprehensive income/(loss), changes in shareholder’s equity, and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘‘PCAOB’’) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

/s/ Audit Alliance LLP

We have served as the Group’s auditor since 2021.

Singapore

March 15, 2023

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 2(b))
ASSETS
Current assets
Cash and cash equivalents		168,404	333	48
Accounts receivable, net	5	-	61,396	8,902
Prepayments and other current assets	5	79,135	34,582	5,015
Digital assets	6	-	626	91
Current assets from discontinued operations	4	142,199	-	-

Total current assets		389,738	96,937	14,056

Non-current assets
Restricted cash		8,840	-	-
Equity method investments	7	-	19,900	2,885
Property and equipment, net	8	-	92,443	13,403
Non-current assets from discontinued operations	4	486,788	-	-

Total non-current assets		495,628	112,343	16,288

Total assets		885,366	209,280	30,344

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		-	23,829	3,455
Short term loans	10	-	5,998	870
Amounts due to related parties	14(b)	30,502	46,478	6,739
Current liabilities from discontinued operations	4	684,349	-	-
Total current liabilities		714,851	76,305	11,064
Non-current liabilities
Non-current liabilities from discontinued operations	4	133,940	-	-
Total non-current liabilities		133,940	-	-

Total liabilities		848,791	76,305	11,064

METEN HOLDING GROUP LTD

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2021	2022
		RMB’000	RMB’000	US$’000
				Unaudited
				(Note 2(b))
Shareholders’ equity
Ordinary shares (US$0.003 par value; 500,000,000 shares authorized; 11,371,444 and 20,880,171 shares issued outstanding as of December 31, 2021 and 2022) *	13	217	432	63
Additional paid-in capital		1,342,769	1,400,076	202,992
Accumulated deficit		(1,320,546)	(1,267,533)	(183,775)

Total equity attributable to shareholders of the Company		22,440	132,975	19,280
Non-controlling interests		14,135	-	-

Total shareholders’ equity		36,575	132,975	19,280

Total liabilities and shareholders’ equity		885,366	209,280	30,344

*	Retrospectively restated due to thirty for one reverse stock split, see Note 13.

METEN HOLDING GROUP LTD

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(In thousands of RMB, except share data and per share data, or otherwise noted)

		Years ended December 31,
	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000	US$’000
					Unaudited
					(Note 2(b))
Revenues		-	-	81,599	11,831
Cost of revenues		-	-	(69,405)	(10,063)
Gross profit		-	-	12,194	1,768
Operating expenses:
General and administrative expenses		(8,158)	(6,762)	(4,971)	(721)
Gain/(Loss) from operations		(8,158)	(6,762)	7,223	1,047
Other income (expenses):
Realized loss on exchange of digital assets		-	-	(1,880)	(273)
Interest income		5	34	-	-
Interest expenses		-	-	(141)	(20)
Foreign currency exchange gain/(loss), net		(4,134)	(5,374)	1,191	173
Equity income on equity method investments	7		-	83	12
Others, net		495	-	194	28
Gain/(Loss) before income tax from continuing operations		(11,792)	(12,102)	6,670	967
Income tax credit/(expense)	9	-	-	-	-
Net gain/(loss) from continuing operations		(11,792)	(12,102)	6,670	967
Loss from discontinued operations, net of income taxes		(400,991)	(374,195)	(42,520)	(6,165)
Gain on disposal of discontinued operations, net of income taxes		-	-	74,728	10,835
Net income/(loss) from discontinued operations, net of income taxes		(400,991)	(374,195)	32,208	4,670
Net income/(loss)		(412,783)	(386,297)	38,878	5,637
Net loss from discontinued operations attributable to non-controlling interest		(1,798)	(1,998)	(14,135)	(2,049)
Less: Net loss attributable to the non-controlling interest		(1,798)	(1,998)	(14,135)	(2,049)
Net income(loss) attributable to shareholders of the Company		(410,985)	(384,299)	53,013	7,686
Net income(loss)		(412,783)	(386,297)	38,878	5,637

Comprehensive income (loss)		(412,783)	(386,297)	38,878	5,637
Net earnings(loss) per share-Basic	11
-From continuing operation		(190,67)	(26.63)	0.49	0.07
-From discontinued operation		(6,454.62)	(818.92)	3.39	0.49
Net earnings(loss) per share- Diluted
-From continuing operation		(161.19)	(30.15)	0.49	0.07
-From discontinued operation		(5,456.60)	(927.40)	3.39	0.49
Weighted average shares used in calculating net loss per share
- Basic		61,846	454,495	13,655,571	13,655,571
- Diluted		73,158	401,335	13,655,571	13,655,571

METEN HOLDING GROUP LTD

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of RMB, except share data and per share data, or otherwise noted)

	Note	Ordinary shares		Additional paid-in capital	Accumulated deficit	Total (deficit)/equity attributable to shareholders of the Company	Non-controlling interests	Total (deficit)/equity
		Number of shares*	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balances at January 1, 2020		1,613,054	34	264,358	(525,262)	(260,870)	17,931	(242,939)
Net loss for the year		-	-	-	(410,985)	(410,985)	(1,798)	(412,783)
Reserve recapitalization		282,765	3	199,803	-	199,806	-	199,806
Warrant financing		-	-	41,118	-	41,118	-	41,118
Share-based compensation		-	-	52,256	-	52,256	-	52,256
Balances at December 31, 2020		1,895,819	37	557,535	(936,247)	(378,675)	16,133	(362,542)
Net loss for the year		-	-	-	(384,299)	(384,299)	(1,998)	(386,297)
Reserve recapitalization		9,475,625	180	761,900	-	762,080	-	762,080
Share-based compensation		-	-	23,334	-	23,334	-	23,334
Balances at December 31, 2021		11,371,444	217	1,342,769	(1,320,546)	22,440	14,135	36,575
Net Profit for the year		-	-	-	53,013	53,013	(14,135)	38,878
Share-based compensation		-	-	5,854	-	5,854	-	5,854
Issuance of ordinary shares		9,508,727	215	51,453	-	51,668	-	51,668
Balances at December 31, 2022		20,880,171	432	1,400,076	(1,267,533)	132,975	-	132,975

*	Retrospectively restated due to thirty for one reverse stock split, see Note 13

METEN HOLDING GROUP LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of RMB, except share data and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2020	2021	2022
		RMB’000	RMB’000	RMB’000	US$’000
					Unaudited
					(Note 2(b))
Cash flows from operating activities:
Net (loss)/income		(412,783)	(386,297)	38,878	5,637
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation and amortization		55,950	37,881	28,802	4,176
Amortization of operating lease right-of-use assets		125,468	72,471	9,281	1,346
Realized gain on exchange of digital assets		-	-	1,880	273
Gains on short-term investments		(495)	-	-	-
Net gain on disposal of property and equipment		(3,001)	(318)	(26,666)	(3,866)
Impairment losses on cryptocurrency assets		-	-	22	3
Impairment loss of goodwill		27,591	81,605	-	-
Provision for impairment loss of account receivables and other receivables		23,944	7,240	11,395	1,652
Equity loss/(income) on equity method investments		1,532	149	(3,534)	(512)
Deferred income tax (benefit)/expense		(2,786)	(20,650)	406	59
Loss on disposal and closure of subsidiaries and branches		31,884	37,829	18,199	2,639
Warrant financing		41,118	2,404	-	-
Share-based compensation expenses	12	52,256	23,334	5,854	849
Gains on disposal of subsidiaries and VIEs		-	-	(74,728)	(10,835)
Changes in operating assets and liabilities, net of effect of acquisitions and disposals of subsidiaries:
Decrease in contract assets		1,630	871	1,478	214
Increase in accounts receivable		(22,125)	(24,576)	(71,216)	(10,325)
Decrease in other contract costs		7,761	13,051	18,781	2,723
(Increase)/decrease in prepayments and other current assets		5,849	(24,225)	(6,684)	(969)
Decrease in other non-current assets		21,681	14,500	10,204	1,479
Change of digital assets		-	-	(2,528)	(367)
Increase/(decrease) in accounts payable		1,274	(849)	22,684	3,289
Decrease in deferred revenue		(79,954)	(140,309)	(86,996)	(12,613)
Decrease in salary and welfare payable		(6,530)	(24,880)	(17,996)	(2,609)
Decrease in financial liabilities from contracts with customers		(105,534)	(46,629)	(70,136)	(10,169)
Decrease in accrued expenses and other payables		(7,031)	(11,027)	(12,751)	(1,849)
(Increase)/decrease in prepaid tax		(1,315)	(19)	236	34
Decrease in operating lease liabilities		(107,007)	(71,206)	(9,060)	(1,314)
Increase in income taxes payable		7,405	347	68	9
Net cash flow used in operating activities		(343,218)	(459,303)	(214,127)	(31,046)
Cash flows from investing activities:
Purchases of property and equipment		(25,652)	(73,050)	(61,212)	(8,875)
Disposal of subsidiaries and VIEs		-	-	(17,476)	(2,534)
Payment for investment in associate		-	-	(12,407)	(1,799)
Proceeds from disposal of property and equipment		22,749	438	73,143	10,605
Advances to related parties		(10,219)	(44,198)	(1,336)	(194)
Repayment of advances to related parties		11,947	44,867	3,041	441
Purchase of short-term investments		(42,001)	-	-	-
Proceeds from maturities of short-term investments		42,496	-	-	-
Net cash used in investing activities		(680)	(71,943)	(16,247)	(2,356)
Cash flows from financing activities:
Advances from related parties		63,664	97,478	28,021	4,063
Repayment of advances from related parties		(14,323)	(105,912)	(19,104)	(2,770)
Proceeds from Short term loans		185,000	27,000	7,177	1,041
Repayment of Short term loans		(143,100)	(154,900)	(7,179)	(1,041)
Reserves recapitalization		216,172	744,351	-	-
Proceeds from issuance of ordinary shares for private placement		-	-	44,548	6,459
Payment for offering expenses		(14,773)	-		-
Net cash generated from financing activities		292,640	608,017	53,463	7,752
Net increase/(decrease) in cash and cash equivalents and restricted cash		(51,258)	76,771	(176,911)	(25,650)
Cash and cash equivalents and restricted cash at the beginning of the year		151,731	100,473	177,244	25,698
Cash and cash equivalents and restricted cash at the end of the year		100,473	177,244	333	48
Supplemental disclosure of cash flow information:
Interest paid		5,171	2,400	161	23
Income tax paid		279	105	720	104
Supplemental disclosure of cash and cash equivalents and restricted cash:
Cash and cash equivalents		90,115	168,404	333	48
Restricted cash		10,358	8,840	-	-
Total cash, cash equivalents, and restricted cash shown in the consolidated statement of cash flows		100,473	177,244	333	48

METEN HOLDING GROUP LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Meten EdtechX Education Group Ltd (the “Company”) was incorporated on September 27, 2019 in the Cayman Islands as an exempted company with limited liability. Meten EdtechX Education Group Ltd changed its name to “Meten Holding Group Ltd” on August 11, 2021. The Company is primarily engaged in the bitcoin mining business, and also generates revenue through mining machines resale and rental business operations.

As of December 31, 2022, the details of the Company’s subsidiaries were as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Major subsidiaries:
Meten International Education Group	July 10, 2018	Cayman Islands	100%	Investment holding
Meten Education Investment Limited (“Meten BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Likeshuo Education Investment Limited (“Likeshuo BVI”)	July 18, 2018	BVI	100%	Investment holding
Meten Education (Hong Kong) Limited (“Meten HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Likeshuo Education (Hong Kong) Limited (“Likeshuo HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Meta Path investing holding company	December 3, 2021	Cayman Islands	100%	Investment holding
Met Chain investing holding company Ltd	January 5, 2022	BVI	100%	Investment holding
METEN BLOCK CHAIN LLC	March 8, 2022	United States	98%	Investment holding

(b)	History of the Group and reorganization

Organization and General

The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.003 per share. On September 27, 2019, the Company issued one ordinary share to its sole director Richard Fear for a purchase price of $0.0001. On the same day, the one ordinary share owned by Richard Fear was transferred to Guo Yupeng.

Reverse recapitalization

On December 12, 2019, the Company entered into an Agreement and Plan of Reorganization (the “Merger Agreement”) by and among the Company, EdtechX Holdings Acquisition Corp., a Delaware corporation (“EdtechX”), Meten Education Inc., a Delaware corporation and wholly owned subsidiary of the Company (“EdtechX Merger Sub”), Meten Education Group Ltd.(“Meten International”), a Cayman Islands exempted company which incorporated on July 10, 2018 and wholly owned subsidiary of the Company (“Meten Merger Sub”, and together with EdtechX Merger Sub, the “Merger Subs”). EdtechX was a blank check company incorporated in Delaware on May 15, 2018 for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses or entities.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement, where the Company acquired 100% of the issued and outstanding ordinary shares of Meten International and EdtechX, i.e., 318,601,222 ordinary shares of Meten International and 1,971,505 ordinary shares of EdtechX for 1,613,054 and 65,717 ordinary shares of the Company, respectively (the “SPAC Transaction”).

Meten International was determined to be the accounting acquirer given the controller of Meten International effectively controlled the combined entity Meten EdtechX Education Group Ltd after the SPAC Transaction.

The transaction is not a business combination because EdtechX was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Meten International for the net monetary assets of EdtechX, accompanied by a recapitalization. Meten International is determined as the predecessor and the historical financial statements of Meten International became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.1519 established in the reverse recapitalization transaction, which is 48,391,607 divided by 318,601,222, to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 12.

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

Reorganization of Meten International

Prior to the SPAC Transaction, Meten International undertook a series of steps to restructure its business.

Meten International’s history began in April 2006 with the commencement of operations of Shenzhen Meten International Education Co., Ltd. (“Shenzhen Meten”), a limited liability company incorporated in the PRC by Mr. Jishuang Zhao, Mr. Siguang Peng and Mr. Yupeng Guo (collectively, the “Founders”). On December 18, 2017, Shenzhen Meten was converted into a joint stock limited liability company and 30,000,000 shares of RMB1 each were issued.

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

In preparation of the listing in capital markets of Shenzhen Meten’s general adult English training, overseas training services, online English training and other English language-related services businesses (the “Business”), Shenzhen Meten underwent a series of reorganization transactions (“Reorganization”) in 2018. The main purpose of the Reorganization is to establish a Cayman Islands holding company for the Business in preparation for its overseas listing.

The Reorganization was executed in the following steps:

1)	Meten International was incorporated as an exempted company with limited liability in the Cayman Islands on September 27, 2019 and as offshore holding company of the Group. In July and August 2018, the Founders and Pre-listing Investors subscribed for ordinary shares of Meten International at par value, all in the same proportions as the percentage of the then equity interest they held in Shenzhen Meten. Upon the issuance of ordinary shares to the Founders and Pre-listing Investors, the equity structure of the Meten International is identical to that of Shenzhen Meten.

2)	In July 2018, Meten International further established two wholly-owned subsidiaries in the British Virgin Islands, Meten BVI and Likeshuo BVI.

3)	In August 2018, Meten BVI and Likeshuo BVI established two wholly-owned subsidiaries in Hong Kong, Meten HK and Likeshuo HK, respectively.

4)	In September 2018, Meten HK and Likeshuo HK established two wholly-owned subsidiaries in China, named Zhuhai Meizhilian Education Technology Co., Ltd.(“Zhuhai Meizhilian”) and Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”), respectively.

5)	In October 2018, Shenzhen Meten was split into three separate legal entities, namely Shenzhen Meten, Shenzhen Likeshuo Education Co., Ltd. (“Shenzhen Likeshuo”) and Shenzhen Yilian Education Investment Co. Ltd. (“Shenzhen Yilian Investment”).

6)	In November 2018, Zhuhai Meten and Zhuhai Likeshuo (collectively the “WFOEs”) entered into a series of contractual arrangements, including a business cooperation agreement, exclusive technical service and management consultancy agreement, exclusive call option agreement, equity pledge agreement and shareholders’ rights entrustment agreement (collectively referred to as the “Contractual Arrangements” as further described below) with Shenzhen Meten, Shenzhen Likeshuo and their shareholders, respectively. Consequently, Shenzhen Meten and Shenzhen Likeshuo became consolidated VIEs of Meten International upon the completion of the relevant reorganization steps.

7)	As part of the Reorganization, Shenzhen Meten transferred its equity interests in certain operations that are not a part of the Business to Shenzhen Yilian Investment and made a net cash distribution of approximately RMB148,270. Such net payment is recorded as distributions in connection with Reorganization in the accompanying consolidated statements of changes in shareholders’ deficit for the year ended December 31, 2018.

The Reorganization involved the restructuring of the legal structure of the Business, which was under common control and did not result in any changes in the economic substance of the ownership and the Business. The accompanying consolidated financial statements have been prepared as if the VIE structure had been in existence throughout the periods presented and prior to the VIE structure was unwound.

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

(c)	Unwinding of the VIE Structure

The Group has previously conducted the ELT services in China through a series of contractual arrangements with Shenzhen Meten and Shenzhen Likeshuo and their respective subsidiaries, and consolidated the financial results of Shenzhen Meten and Shenzhen Likeshuo and their subsidiaries in the Company’s consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”).

On October 22, 2022, the Company announced the decision to dispose of the VIE structures in China, and on November 22, 2022 the Company has terminated all of the VIE structures with the ELT services. From November 23, 2022, the Company no longer retained any financial interest over the ELT services related VIEs and accordingly deconsolidated the ELT services related VIEs’ financial statements from the Company’s consolidated financial statements. The disposal of ELT services related VIEs represented a strategic shift and has a major effect on the Company’s result of operations. Accordingly, assets, liabilities, and results of operations related to ELT services related VIEs have been reported as discontinued operations for all periods presented.

(d)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP’.

The consolidated financial statements are presented in Renminbi (“RMB”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

(e)	Principles of consolidation

The consolidated financial statements of the Group include the financial statements of the Company, its subsidiaries, and the VIEs before the VIE structure was unwound, in which it had a controlling financial interest. The results of the subsidiaries and the VIEs are consolidated from the date on which the Group obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. All significant intercompany balances and transactions among the Company, its subsidiaries and the VIEs have been eliminated on consolidation.

2.	Summary of significant accounting policies

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

Translations of balances in the consolidated balance sheets, consolidated statements of comprehensive income/(loss) and consolidated statements of cash flows from RMB into US$ as of and for the year ended December 31, 2022 are solely for the convenience of the readers and were calculated at the rate of US$1.00=RMB6.8972, representing the index rates stipulated by the Federal Reserve Bank of New York on December 31, 2022. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on December 31, 2022, or at any other rate. The US$ convenience translation is not required under U.S. GAAP and all US$ convenience translation amounts in the accompanying consolidated financial statements are unaudited.

(d)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash equivalents.

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

(f)	Accounts receivable

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

(g)	Digital assets

Digital asset (including bitcoin) is included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Company through its mining activities are accounted for in connection with the Company’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Company has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Company concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Company, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Company through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive income (loss). The Company accounts for its gains or losses in accordance with the first-in first-out method of accounting.

(h)	Restricted cash

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

(i)	Equity method investments

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

(j)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Miners	5 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

(k)	Business combinations

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

(l)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the years December 31, 2020, 2021 and 2022.

(m)	Operating leases

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

(n)	Goodwill

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

(o)	Revenue recognition

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

The primary sources of the Group’s revenue is as follows:

(1)	Digital asset mining

The Company has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Company’s enforceable right to compensation only begins when the Company provides computing power to the mining pool operator. In exchange for providing computing power, the Company is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Company’s fractional share is based on the proportion of computing power the Company contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Company’s ordinary activities. The provision of such computing power is the only performance obligation in the Company’s contracts with mining pool operators. The transaction consideration the Company receives, if any, is noncash consideration, which the Company measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Company has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Company receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Company may be required to change its policies, which could have an effect on the Company’s consolidated financial position and results from operations.

(p)	Income taxes

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

(q)	Share based compensation

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

(r)	Statutory reserve

In accordance with the Company Laws of the PRC, the former VIEs registered as PRC domestic companies must make appropriations from its after-tax profit as determined under the PRC GAAP to non-distributable reserve funds including a statutory surplus fund and a discretionary surplus fund. The appropriation to the statutory surplus fund must be at least 10% of the after-tax profits as determined in accordance with the legal requirements in the PRC. Appropriation is not required if the surplus fund has reached 50% of the registered capital of the respective company. Appropriation to the discretionary surplus fund is made at the discretion of the respective company.

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

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, and amounts due to related parties as of December 31, 2021 and 2022 approximate their fair values because of short maturity of these instruments.

(ad)	Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to shareholders of the Company by the weighted average number of ordinary shares outstanding during the year. Diluted net income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into common shares. Ordinary share equivalents are excluded from the computation of the diluted net income/(loss) per share in years when their effect would be anti-dilutive. The Group has non-vested shares which could potentially dilute basic income/(loss) per share in the future. To calculate the number of shares for diluted net income/(loss) per share, the effect of the non-vested shares is computed using the treasury stock method.

(ae)	Recently issued accounting pronouncements

In August 2020, the FASB issued ASU No. 2020-06 (“ASU 2020-06”) “Debt—Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging—Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity.” ASU 2020-06 will simplify the accounting for convertible instruments by reducing the number of accounting models for convertible debt instruments and convertible preferred stock. For public business entities, the amendments in ASU 2020-06 are effective for public entities which meet the definition of a smaller reporting company are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2023. The Company will adopt ASU 2020-06 effective January 1, 2024. Management is currently evaluating the effect of the adoption of ASU 2020-06 on the consolidated financial statements. The effect will largely depend on the composition and terms of the financial instruments at the time of adoption.

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

3.	Risks and Concentration

Credit and concentration risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of December 31, 2022, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the PRC, Hong Kong and United States, which management believes are of high credit quality.

4.	Discontinued operations

Disposition of the VIEs and the VIEs’ subsidiaries

On November 22, 2022, the Group terminated all of its English language training (ELT) business-related VIE contracts for nil consideration and disposed of its Chinese ELT-related business.

From November 23, 2022, the Group no longer retained any financial interest over ELT business related VIEs and accordingly deconsolidated ELT business related VIEs’ financial statements from the Group’s consolidated financial statements. The disposal of ELT business related VIEs represented a strategic shift and has a major effect on the Group’s result of operations. Accordingly, assets, liabilities, revenues, expenses and cash flows related to ELT business related VIEs have been reclassified in the consolidated financial statements as discontinued operations for the years ended December 31, 2020, 2021 and 2022.

In November 22, 2022, the Group calculated a loss resulting from such disposition as follows:

As of November 22, 2022
RMB’000
Consideration	-

Cash and cash equivalents	5,376
Contract assets	3,845
Accounts receivable	42,716
Other contract costs, Current	8,221
Prepayments and other current assets	47,961
Amounts due from related parties	5,560
Prepaid income tax	14,243
Restricted cash	12,100
Other contract costs, non-current	16,388
Equity method investments	27,564
Property and equipment, net	11,051
Intangible assets, net	11,598
Deferred tax assets	42,449
Goodwill	192,962
Right-of-use assets	43,353
Other non-current assets	16,050
Accounts payable	(15,019)
Deferred revenue, current	(130,704)
Salary and welfare payable	(9,408)
Financial liabilities from contracts with customers	(267,796)
Accrued expenses and other payables	(49,525)
Income taxes payable	(135)
Current lease liabilities	(17,902)
Amounts due to related parties	(22,232)
Deferred revenue, non-current	(30,852)
Deferred tax liabilities	(858)
Non-current tax payable	(34,265)
Lease liabilities	(15,504)

Net assets of ELT business related VIEs	(92,763)
Non-controlling interest of ELT business related VIEs	18,035
Less: Net assets of ELT business related VIEs contributable to the Company	(74,728)
Gain on disposal of ELT business related VIEs	74,728

The assets and liabilities for discontinued operations of ELT business related VIEs comprised the following items as of December 31, 2021:

As of December 31, 2021
RMB’000
Current assets for discontinued operations	-
Contract assets	5,323
Accounts receivable	44,291
Other contract costs, Current	32,241
Prepayments and other current assets	38,600
Amounts due from related parties	7,265
Prepaid income tax	14,479
Total	142,199

Non-current assets for discontinued operations
Other contract costs, non-current	11,149
Equity method investments	24,403
Property and equipment, net	85,803
Intangible assets, net	14,675
Deferred tax assets	25,991
Goodwill	192,962
Right-of-use assets	105,551
Other non-current assets	26,254
Total	486,788

Current liabilities for discontinued operations
Accounts payable	16,164
Bank loans	6,000
Deferred revenue, current	213,006
Salary and welfare payable	27,404
Financial liabilities from contracts with customers	337,932
Accrued expenses and other payables	36,575
Income taxes payable	195
Current lease liabilities	35,817
Amounts due to related parties	11,256
Total	684,349

Non-current liabilities for discontinued operations
Deferred revenue, non-current	35,546
Deferred tax liabilities	4,433
Non current tax payable	34,137
Lease liabilities	59,824
Total	133,940

The condensed cash flows of all the VIEs and their subsidiaries were as follows for the years ended December 31, 2020, 2021 and 2022:

	Years ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Net cash used in operating activities	(164,268)	(375,922)	(254,847)
Net cash (used in)/generated from investing activities	(54)	(2,685)	57,751
Net cash (used in)/generated from financing activities	91,241	371,637	(13,059)

The operating results from discontinued operations included in the Group’s consolidated statements of comprehensive loss were as follows for the years ended December 31, 2020, 2021 and 2022.

	Years ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000
Major classes of line items constituting pre-tax profit of discontinued operations
Revenue	897,035	728,996	317,844
Cost of sales	(607,077)	(483,701)	(191,735)
Sales and marketing	(310,433)	(250,850)	(78,839)
General and administrative	(340,277)	(334,693)	(93,124)
Research and development expenses	(31,878)	(18,413)	(6,817)
Other expense that are not major	(2,558)	(35,773)	10,968
Loss from discontinued operations, before income tax	(395,188)	(394,434)	(41,703)
Income tax expense	(5,803)	20,239	(817)
Loss from discontinued operations, net of income tax	(400,991)	(374,195)	(42,520)
Gain on deconsolidation of the subsidiary, net of income tax	-	-	74,728
Net loss from discontinued operations, net of income tax	(400,991)	(374,195)	32,208

5.	Accounts receivables

The following table provides information about contract assets, accounts receivable, deferred revenue and financial liabilities from contracts with customers.

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Accounts receivable	-	61,396
Less: Allowance for doubtful debts	-	-
Accounts receivable, net	-	61,396

As of December 31, 2022, there was no allowance recorded as all the accounts receivable fully collected in year 2023.

Prepayments and other assets

The prepayments and other assets consist of the following:

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Prepayments and other current assets
Prepayment for equipment	70,031	22,322
Others	9,104	12,260

Total	79,135	34,582

6.	Digital assets

	As of December 31,
	2021	2022
	RMB’000	RMB’000

BTC	-	626

Total	-	626

Additional information about bitcoin:

For the year ended December 31, 2022, the Group generated bitcoins primarily through mining services. The following table presents additional information about bitcoins for the years ended December 31, 2022 and 2021, respectively:

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Opening balance	-	-
Receipt of bitcoins from mining services	-	16,496
Receipt of bitcoins from hash power rental	-	903
Exchange of BTC into USDT	-	(16,751)
Impairment of bitcoins	-	(22)
Ending balance	-	626

For the years ended December 31, 2022, 2021 and 2020, the Group recognized impairment of RMB 22 ,Nil and Nil against bitcoins, respectively.

7.	Equity method investments

In December 2021, the Company had entered into an agreement with industry experts to establish a company, Met Chain Co Limited under the laws of Hong Kong (the “2021 agreement”), specializing in the research and development (“R&D”), production, and sales of cryptocurrency mining equipment. Upon the formation of the company, the Company held 21% of the equity interests in the company, with the option to acquire the equity interests held by the other parties to the 2021 agreement under certain conditions as set forth in the 2021 agreement. In November 2022, the Company had entered into an equity transfer agreement with each of the four other equity holders of Met Chain Co Limited to acquire a total of 3.3% of the equity interests in Met Chain Co Limited from the four equity holders, in consideration for 3,532,841 ordinary shares of the Company, par value $0.003 per share, valued at RMB7,120,478. As of December 31,2022, the company held 24.3% of the equity interests in Met Chain Co Limited. The Group recognized gain on equity method investments of RMB83,000 for the year ended December 31, 2022.

8.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,
	2021	2022
	RMB’000	RMB’000

Cost:
Miners for Bitcoin	-	104,971

Total cost	-	104,971

Less: Accumulated depreciation	-	12,528

Property and equipment, net	-	92,443

Depreciation expense recognized for the years ended December 31, 2020, 2021 and 2022 were Nil, Nil and RMB 12,528, respectively.

9.	Income tax

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income, corporation or capital gain, and no withholding tax is imposed upon the payment of dividends to shareholders.

(b)	BVI

Under the current tax laws of the BVI, the Company’s BVI subsidiaries are not subject to any income taxes in the BVI.

(c)	Hong Kong Profits Tax

Under the current Hong Kong Inland Revenue Ordinance, the Company’s Hong Kong subsidiaries are subject to Hong Kong profits tax on its taxable income generated from the operations in Hong Kong. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiaries to the Company are not subject to withholding tax in Hong Kong.

10.	Short term loans

On October 1, 2022, the Group entered into a loan agreement with JM Digital., INC., with a maturity date of October 1, 2023. The Group had drawn down USDT $1000 (RMB6,897.2) under the agreement, which is subject to a fixed interest rate of 12% and an origination fee rate of 2%. The loan was guaranteed by 147 units of Ant Miner (S19 series machines) that are hosted at Exponential Digital, LLC’s facilities as collateral.

11.	Earnings (Loss) per share

Basic and diluted net loss per share for each of the years presented are calculated as follow:

	Year ended December 31,
	2020	2021	2022
	(in thousands of RMB, except share data and per share data)
(Losses)/income per share from continuing operations—basic
Numerator:
Net (loss)/income from continuing operations available to shareholders of the Company - basic and diluted	(11,792)	(12,102)	6,670
Denominator
Weighted average number of ordinary shares - basic	61,846	454,495	13,655,571
Effect of dilutive securities	11,312	(53,160)	-
Dilutive effect of non-vested shares	73,158	401,335	13,655,571
Denominator for diluted net loss per share
Earnings/(losses) per share from continuing operations — basic	(190.67)	(26.63)	0.49
Earnings/(losses) per share from continuing operations — diluted	(161.19)	(30.15)	0.49
Losses per share from discontinued operations—basic Numerator:
Net (loss)/income from discontinued operations available to shareholders of the Company - basic and diluted	(399,193)	(372,197)	46,343
Denominator
Weighted average number of ordinary shares - basic	61,846	454,495	13,655,571
Effect of dilutive securities	11,312	(53,160)	-
Dilutive effect of non-vested shares	73,158	401,335	13,655,571
Denominator for diluted net loss per share
Earnings/(losses) per share from discontinued operations — basic	(6,454.62)	(818.92)	3.39
Earnings/(losses) per share from discontinued operations — diluted	(5,456.60)	(927.40)	3.39

12.	Share-based compensation

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

In conjunction with the Reorganization in 2018, the Group adopted the 2018 Share Incentive Plan (“2018 Plan”), which was approved by the board of directors of the Company, to replace the 2013 Plan adopted by Shenzhen Meten. Under the 2018 Plan, the maximum aggregate number of options that may be issued shall not exceed 20,085,242. The awards granted and outstanding under 2013 Plan adopted by Shenzhen Meten survive and remain effective and binding under the 2018 Plan.

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

In connection with the SPAC Transaction, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of our ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the SPAC Transaction.

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

Subsidiary-Likeshuo HK

In December 2020, Likeshuo HK adopted its 2020 Management Investment Plan (the “Likeshuo HK 2020 Plan”), which permits the grant of restricted shares, options and share appreciation rights to the managements to purchase Likeshuo HK’s newly issued shares. The acquisition (the “Likeshuo Management Investment”) of 15% of newly issued shares of Likeshuo HK by certain senior members of the management of the Likeshuo online business and the reservation (the “Likeshuo ESOP Reservation”) of 5% of the shares of Likeshuo HK for future share incentive awards. The consideration in respect of the Likeshuo Management Investment and Likeshuo ESOP Reservation consists of (i) RMB20,000 cash consideration payable from the relevant Likeshuo management’s personal funds; and (ii) satisfaction of certain performance targets for the Likeshuo online business. The cash consideration was determined based on the valuation of the Likeshuo online business, at approximately RMB301,200, as conducted by an independent third-party valuer. Restricted shares are granted from post incentives and performance incentives, which are unlocked in three years.

As of December 31, 2021, The Likeshuo ESOP Reservation had reserved 44,250 Likeshuo HK’s ordinary shares to Pan Yanqiong of Likeshuo, Chief Marketing Officer. The share-based compensation expense of RMB11,178 for Likeshuo ESOP was charged to general and administrative expenses for the year ended December 31, 2021.

13.	Equity

Ordinary shares

On September 27, 2019, the Company was authorized to issue 500,000,000 ordinary shares with a par value of $0.0001 per share. Holder of the Company’s ordinary shares are entitled to one vote for each share.

On July 10, 2018, Meten International was incorporated as limited liability company with authorized share capital of 380,000 Hong Kong dollar (“HK$”) divided into 38,000,000 shares with par value HK $0.01 each. After the incorporation of Meten International, the Founder and Pre-listing Investors subscribed 47,035 ordinary shares of Meten International at par value of HK $0.01.

In December 2018, Meten International increased its authorized share capital by creation of 500,000,000 shares with par value of US$0.0001 and issued 318,601,222 ordinary shares of US$0.0001 each, and repurchased the 47,035 existing issued ordinary shares of HK $0.01 par value each and decreased the authorized share capital by cancellation of all unissued shares of HK$0.01 each.

On March 30, 2020, the Company consummated its acquisition of Meten International and EdtechX, pursuant to the Merger Agreement. A total of 318,601,222 ordinary shares of Meten International were converted to 48,391,607 ordinary shares of the Company. A total of 1,971,505 ordinary share of EdtechX were converted to the equal shares of the Company.

Immediately prior to the SPAC Transaction, Azimut Enterprises Holdings S.r.l. invested $20,000 in EdtechX to purchase 2,000,000 units of EdtechX, which were converted into same number of units of the Company upon closing of the SPAC Transaction.

In connection with the SPAC Transaction, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest US$6,000, US$4,000 and US$6,000, respectively, to purchase shares of the Company. The two $6,000 financings were completed on March 30, 2020, and the US$4,000 financing was terminated on April 14, 2020 as the investor failed to pay the purchase price by the agreed deadline.

In connection with the SPAC Transaction, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of the Company’s ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the SPAC Transaction.

On January 4, 2021, the Company issued 1,327,514 Ordinary Shares under the Company’s 2020 share incentive plan to Pan Yanqiong, the Chief Marketing Officer of Likshuo.

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

On May 4, 2022, the Company completed a thirty for one reverse stock split (the “Reverse Split”) of its issued and outstanding ordinary shares, par value $0.003 per share.

On June 29, 2022, the Company approved the proposal to increase their authorized share capital from US$50,000 divided into 16,666,667 ordinary shares of par value of US$0.003 each to US$1,500,000 divided into 500,000,000 ordinary shares of par value of US$0.003 each.

On August 4, 2022, the Company offered 1,470,475 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share.

On November 10, 2022, the Company issued 3,532,841 ordinary shares of the Company, par value $0.003 per share, valued at RMB7,120,478, to the four equity holders to acquire 3.3% of the equity interests in the company formed pursuant to the 2021 agreement.

As of December 31, 2021 and 2022, there were 11,371,444 and 20,880,171 ordinary shares issued and outstanding, respectively.

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

Warrants

As of December 31, 2020, there were 12,705,000 warrants outstanding. the warrants have been trading on the Nasdaq Market under the symbol “METXW” since May 27, 2020.

On January 8, 2021, the Company successfully completed a tender offer for its warrants to purchase ordinary shares at a reduced exercise price of $1.40. The offer expired at 11:59 p.m. Eastern time on January 5, 2021.

The Company raised $6,192,286.80 in gross proceeds from the cash exercise of 4,423,062 warrants of the Company as part of the tender offer. In addition, 2,629,812 warrants to purchase ordinary shares of the Company were validly tendered for cashless exercise, resulting in the issuance of 1,364,512 ordinary shares of the Company.

The Company offered its existing loyal warrant holders the opportunity to exercise their warrants at $1.40 from the initial warrant exercise price at $11.50. Approximately 55.5% of the Company’s outstanding warrants were exercised in the tender offer.

Net proceeds were approximately $5,730,000 after deducting information agent fees, placement agent fees and other offering expenses and were used for potential acquisitions and working capital and for general corporate purposes.

On February 19, 2021, 336,001 warrants to purchase ordinary shares were validly tendered for cashless exercise, resulting in the issuance of 336,001 ordinary shares. The exercise price of the warrants was $2.50 per share.

The Company offered 40,000,000 ordinary shares, par value US$0.0001 per share, pursuant to the prospectus supplement and the accompanying prospectus, at a purchase price of US$1.00 per share on May 21, 2021. Since the offering price per share of this offering was $1.00 per share, which was lower than $2.50 per share, the exercise price for outstanding warrants was reduced to $1.00 upon closing of the offering on May 21, 2021.

On September 1, 2021, the Company offered 22,500,000 ordinary shares, par value US$0.0001 per share at a purchase price of US$0.30 per share. The Company also offered 177,500,000 pre-funded warrants to purchase 177,500,000 ordinary shares, exercisable at an exercise price of $0.0001 per share (the “Pre-funded Warrants”, each a “Pre-funded Warrant”), to those purchasers whose purchase of ordinary shares in the offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the holder, 9.99%) of the Company’s outstanding ordinary shares immediately following the consummation of the offering. The purchase price of each Pre-funded Warrant is $0.2999, which equals the price per ordinary share being sold to the public in that offering, minus $0.0001. The Pre-funded Warrants became immediately exercisable upon issuance and may be exercised at any time until all of the Pre-funded Warrants are exercised in full.

Upon effectiveness of the Reverse Split, each outstanding warrant of the Company became exercisable for 1/30 ordinary share of the Company, and the exercise price of Company’s outstanding warrants was increased to US$9.00, adjusted from $0.30 prior to the Reverse Split and representing the temporarily reduced price based on the Company’s Tender Offer Statement on Schedule TO, as amended and supplemented, originally filed by the Company with the U.S. Securities and Exchange Commission on December 7, 2020 (the “Tender Offer”). Based on the terms of the Tender Offer, following the date on which the closing price of the Company’s ordinary shares has been equal to or greater than $90.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period, the exercise price of the Company’s outstanding warrants would be increased to US$345.00.

On August 4, 2022, the Company offered 22,899,047 ordinary shares, par value US$0.003 per share, consisting of (a) 1,470,475 ordinary shares issuable upon the exercise of pre-funded warrants (the “Pre-Funded Warrants”) and (b) 21,428,572 ordinary shares issuable upon the exercise of investor warrants (the “Investor Warrants”). Each Pre-Funded Warrant is exercisable for $0.001 per ordinary share and may be exercised at any time until all the Pre-Funded Warrants are exercised in full; and each Investor Warrant has an exercise price of $0.70 per share, is exercisable on or after August 8, 2022 and will expire on August 9, 2027.

As a result of the August 2022 offering, the exercise price of the Company’s public warrants was reduced to $0.70 per warrant. The exercise price of the Company’s outstanding warrants will be reset to $345.00 per share on the date following which the closing price of its ordinary shares has been equal to or greater than $90.00 per share for at least twenty (20) trading days during the preceding thirty (30) trading day period, and such exercise price will no longer be subject to the “full-ratchet” anti-dilution protection.

14.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Mr. Zhao Jishuang	A director of the Company
Mr. Guo Yupeng	Acting Chief Financial Officer of the Company
Mr. Peng Siguang	A director and CEO of the Company
Met Chain Co., Limited	An associate of the Company

(a)	Major transactions with related parties

	Years Ended December 31,
	2020	2021	2022
	RMB’000	RMB’000	RMB’000

Advances from related parties
- Mr. Guo Yupeng	-	-	2,000
- Mr. Zhao Jishuang	30,893	54,874	10,135
- Met Chain Co., Limited	-	-	14,083
Total	30,893	54,874	26,218

Repayment of advances from related parties
- Mr. Zhao Jishuang		55,265	10,242
Total		55,265	10,242

(b)	Balances with related parties

	As of December 31,
	2021	2022
	RMB’000	RMB’000
Amounts due to related parties
Current
- Mr. Guo Yupeng	-	2,000
- Mr. Zhao Jishuang	30,502	30,395
- Met Chain Co., Limited	-	14,083
Total	30,502	46,478

(i)	Advances from/to these related parties are unsecured, interest free and repayable on demand.

15.	Restricted net assets

There is no other restriction on use of proceeds generated by the Group to satisfy any obligations of the Group.

16.	Subsequent events

No subsequent event which had a material impact on the Group was identified through the date of issuance of the financial statements.