Form 20-F
period 2024-12-31
BTC Digital Ltd.
filed 2025-04-30
CIK 1796514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                   to                    .

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

Commission file number: 001-39258

BTC Digital Ltd.

(Exact name of Registrant as Specified in its Charter)

Cayman Islands

(Jurisdiction of Incorporation or Organization)

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Address of Principal Executive Offices)

Siguang Peng

Telephone: +65 6022 2515

E-mail: ir@btct.us

61 Robinson Road Level 6 & 7

#738, Singapore 068893

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading symbol	Name of Each Exchange On Which Registered
Ordinary Shares, par value US$0.06 per share	BTCT	The Nasdaq Stock Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2024 was: 6,434,040 ordinary shares, par value $0.06 per share.

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☒ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

WAH FU EDUCATION GROUP LIMITED

FORM 20-F ANNUAL REPORT

i

GENERAL INFORMATION

In this annual report on Form 10-K, or this annual report, except where the context otherwise requires and for purposes of this annual report only, references to:

●	“we,” “us,” “our Company,” “the Company” and “our” are to BTC Digital Ltd.;

●	“China” or the “PRC” are to the People’s Republic of China, including the special administrative regions of Hong Kong and Macau and excluding for the purposes of this annual report only, Taiwan;

●	“Code” are to the U.S. Internal Revenue Code of 1986, as amended;

●	“former variable interest entities” or “former VIEs” are to Shenzhen Meten International Education Co., Ltd., or Shenzhen Meten, and Shenzhen Likeshuo Education Co., Ltd., or Shenzhen Likeshuo, and their respective direct and indirect subsidiaries, which are PRC companies in which Meten did not have equity interests but whose financial results had been consolidated by Meten in accordance with U.S. GAAP due to Meten being the primary beneficiary of these companies prior to the termination of the VIE agreements in November 2022;

●	“gross billings” are to the total amount of cash received for the sales of our products and services during a specific period of time, net of the total amount of refunds for that period, which is not a measure under U.S. GAAP;

●	“Met Chain” are to Met Chain investment holding company Ltd, a company formed under the laws of the British Virgin Islands;

●	“Met Path” are to Meta Path investing holding company, a company formed under the laws of the Cayman Islands;

●	“Meten Blockchain” are to “METEN BLOCK CHAIN LLC,” a company formed in the State of California;

●	“ordinary shares” are to our ordinary shares, par value US$0.06 per share, carrying one vote per share;

●	“the operating entities” are to the Company and the Company’s subsidiaries with operations, namely Meta Path investing holding company, Met Chain investment holding company Ltd, and METEN BLOCK CHAIN LLC;

●	“tier one cities” are to Beijing, Shanghai, Guangzhou and Shenzhen;

●	“tier two cities” are to provincial capitals, regional centers or economically developed cities in China, including, among others, Chengdu, Hangzhou, Chongqing, Wuhan and Tianjin;

●	“tier three cities” and “tier four cities” are to small- to mid-sized cities in China that are strategically located or have relatively developed or large local economy;

●	“dollars,” “US$” and “U.S. dollars” are to the legal currency of the United States;

●	“U.S. GAAP” are to generally accepted accounting principles in the United States; and

●	years are to the calendar year from January 1 to December 31 and references to our fiscal year or years are to the fiscal year or years ended December 31.

ii

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 20-F (this “Report”) contains forward-looking statements that involve risks and uncertainties. You should not place undue reliance on these forward-looking statements. Our actual results could differ materially from those anticipated in the forward-looking statements for many reasons, including the reasons described in our “Business,” “Risk Factors,” and “Management Discussion and Analysis of Financial Condition and Result of Operations” sections, as well as those discussed elsewhere in this Report. In some cases, you can identify these forward-looking statements by terms such as “anticipate,” “believe,” “continue,” “could,” “depends,” “estimate,” “expects,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would” or the negative of those terms or other similar expressions, although not all forward-looking statements contain those words.

Our operations and business prospects are always subject to risks and uncertainties including, among others:

●	Our ability to secure enterprise clients and deals in the face of growing competition;

●	Assumptions relating to the size of the market for our products and services;

●	Unanticipated regulations of cryptocurrencies that add barriers to adoption and have a negative effect on our business;

●	Our ability to obtain and maintain intellectual property protection for our products; and

●	Our estimates of expenses, future revenue, capital requirements and our needs for, or ability to obtain, additional financing.

The forward-looking statements in this Report represent our views as of the date of this Report. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention to do so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this Report.

Unless the context requires otherwise, references in this Report to “we,” “us,” “our,” “our company,” “the Company” or similar terminology refer to BTC Digital Ltd., including its consolidated subsidiaries.

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

iii

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not Applicable

C.	Reasons for the Offer and Use of Proceeds.

Not Applicable.

D.	Risk Factors

In addition to the other information contained in this Annual Report and in other documents we file with or furnish to the U.S. Securities and Exchange Commission (the “SEC”), the following risk factors should be considered in evaluating our business. The occurrence of any of the events or developments described below could materially harm our business, financial condition, results of operations and prospects. In such an event, the market price of our ordinary shares could decline. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may materially impair our business operations.

Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following, which are more fully described below:

Risks Related to Our Business and Industry

Risks and uncertainties related to our cryptocurrency business and industry include, but are not limited to, the following:

●	We have a limited operating history of blockchain and cryptocurrency business.

●	As the operating entities develop their blockchain and cryptocurrency business, our total revenue and cash flow will become materially dependent on the market value of digital assets and the volume of digital assets received from their mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

●	The cost of acquiring new mining machines has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

●	The price of new mining machines may be linked to the market price of bitcoin and other cryptocurrencies, and our costs of obtaining new and replacement mining machines may increase along with the market price of bitcoin and other cryptocurrencies, which may have a material and adverse effect on our financial condition and results of operations.

●	Because the only type of cryptocurrency we currently mine is bitcoin, our future success will depend in large part upon the value of bitcoin, and any sustained decline in its value could adversely affect our business and results of operations.

●	To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin, which could adversely impact us.

●	We are subject to risks associated with our need for significant electrical power.

●	The cryptocurrencies stored by the operating entities may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

Risks Related to Bitcoin

Risks and uncertainties related to bitcoin include, but are not limited to, the following:

●	The trading price of bitcoin, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of bitcoin could have a materially adverse effect on our business and results of operations.

●	The markets for bitcoin may be underregulated. As a result, the market price of bitcoin may be extremely volatile. Rapid decreases in the price of bitcoin could have a materially adverse effect on our business and results of operations.

●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities.

●	We have an evolving business model subject to various uncertainties.

●	It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

●	The development and acceptance of competing blockchain platforms or technologies may cause demand for bitcoin to decrease.

Risks Related to Governmental Regulation and Enforcement

●	If bitcoins are determined to be investment securities, and we hold a significant portion of our assets in bitcoins, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act of 1940 (the “Investment Company Act”). We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

●	We may be required to register as an investment company under the Investment Company Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the Investment Company Act and required to register as an investment company or to adjust our strategies.

●	We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

●	If U.S. and/or foreign regulators and other government entities assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

●	If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Risks Related to Our Ordinary Shares and the Trading Market

●	Our share price has been volatile and not entirely related to our performance and financial results. The price of our ordinary shares may be subject to further volatility in the future.

●	We may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.

●	We are not expected to pay dividends on our ordinary shares in the foreseeable future.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law.

Risk Factors

Risks Related to Our Business and Industry

We have launched our blockchain and cryptocurrency business in early 2022 and have a limited operating history.

Since early 2022, we have started to transition the business focus to blockchain and cryptocurrency business through the operating entities. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results will likely fluctuate moving forward as we focus on increasing our capacity and as the market price of bitcoin fluctuates. We may need to make business decisions that could adversely affect our operating results, such as modifications to our business structure, or operations. Additionally, as we have limited experience in the blockchain and cryptocurrency business, our efforts in developing such business may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. In the fiscal year ended December 31, 2024, we generated revenue in the amount of $11.7 million from our cryptocurrency business, and generated net loss of $2.0 million from our cryptocurrency business. We may not continue to generate substantial revenue or net income from our blockchain and cryptocurrency business, if at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures or take advantage of market opportunities and our business, financial condition, and results of operations could be materially harmed.

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

The price of cryptocurrencies and digital assets and associated demand for buying, selling, and trading cryptocurrencies and digital assets have historically been subject to significant volatility. For example, Bitcoin’s aggregate market value was $250 billion in October 2020, surpassed $1 trillion in October 2021, decreased to $0.37 trillion in October 2022, and rose to over $1.4 trillion in March 2024, based on Bitcoin prices quoted on major exchanges. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

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

The cost of acquiring new mining machines has historically been capital intensive and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

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

Our operating results will depend upon the value of bitcoin because it is the only cryptocurrency the operating entities currently mine. Specifically, our revenues from our bitcoin mining operations are based upon two factors: (1) the number of bitcoin rewards the operating entities successfully mine and (2) the value of bitcoin. In addition, our operating results are directly impacted by changes in the value of bitcoin because under the value measurement model, both realized and unrealized changes will be reflected in our statement of operations. This means that our operating results will be subject to changes based upon increases or decreases in the value of bitcoin. The introduction of alternative cryptocurrencies, such as those backed by central banks known as Central Bank Digital Currencies, could significantly reduce the demand for bitcoin. This would reduce both our ability to earn mining rewards and transaction fees and would also impair our ability to monetize the bitcoin we earn.

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

Profit margin for a bitcoin mining operation is in essence the value of bitcoin mined by a professionalized mining operation minus the allocable capital and operating costs to mine bitcoin. A professionalized mining operation may be more likely to rapidly sell a higher percentage of its newly mined bitcoin if it is operating at a low profit margin and it may partially or completely cease operations if its profit margin is negative. In a low profit margin environment, a higher percentage could be sold more rapidly, thereby potentially depressing bitcoin prices. Lower bitcoin prices could result in further tightening of profit margins for professionalized mining operations, creating a network effect that may further reduce the price of bitcoin until mining operations with higher operating costs become unprofitable. Ultimately this effect could force professionalized mining operations to reduce mining power or temporarily cease mining operations

The operating entities’ mining operations, including the sites in which their mining machines are operated or that are currently under construction, may experience damages, including damages that are not covered by insurance.

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

The operating entities do not maintain any insurance coverage for the cryptocurrency mining machines, and any potential material losses could materially and adversely affect their business and results of operations.

The operating entities maintain insurance coverage for their cryptocurrency mining sites; however, the mining machines are not insured. As a result, any damage or loss of mining machines may require the operating entities to expend additional capital resources for replacement, which could materially and adversely affect their business and results of operations.

Since the mining machines remain uninsured, the operating entities are still exposed to liabilities arising from the operation of their business. Given the high cost of new mining machines, any unexpected losses could impact their financial condition and operational stability.

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

Halving is a process incorporated into many proof-of-work consensus algorithms that reduces the bitcoin reward paid to those who mine bitcoin over time according to a pre-determined schedule. This reduction in reward spreads out the release of bitcoin over a long period of time resulting in an ever-smaller number of bitcoin being mined, reducing the risk of coin-based inflation. At a predetermined block, the mining reward is cut in half, hence the term “halving.” For bitcoin, the reward was initially set at 50 bitcoin currency rewards per block and this was cut in half to 25 on November 28, 2012 at block 210,000, then again to 12.5 on July 9, 2016 at block 420,000. The next halving occurred on May 11, 2020, at block 630,000, reducing the mining reward from 12.5 to 6.25 Bitcoin per block. The most recent halving took place on April 20, 2024, at block 840,000, reducing the reward further from 6.25 to 3.125 Bitcoin per block. This process will reoccur until the total amount of bitcoin currency rewards issued reaches 21 million bitcoin, which is expected around 2140. While bitcoin price has had a history of price fluctuations around the halving of its rewards, there is no guarantee that the price change will be favorable or would compensate for the reduction in mining reward. If a corresponding and proportionate increase in the trading price of bitcoin or a proportionate decrease in mining difficulty does not follow these anticipated halving events, the revenue we earn from our bitcoin mining operations could see a corresponding decrease, which could have a material adverse effect on our business and operations.

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

Our independent registered public accounting firm did not conduct an audit of our internal control over financial reporting. If we fail to establish and maintain adequate internal controls, we could suffer material misstatements in our financial statements and fail to meet our reporting obligations, which would likely cause investors to lose confidence in our reported financial information. This could limit our access to capital markets, adversely affect our results of operations and lead to a decline in the trading price of our securities. Additionally, ineffective internal controls could expose us to an increased risk of fraud or misuse of corporate assets and subject us to potential delisting from the stock exchange on which we list or to other regulatory investigations and civil or criminal sanctions.

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

Since 2024, the trading price of Bitcoin has significantly surged, rising from a low of approximately $16,500 per bitcoin to a high of approximately $108,000 per bitcoin. Because our revenue depends, in part, on the ability of the operating entities to sell the bitcoin mined, volatility in the market price of bitcoin, particularly for an extended period of time, has a material adverse effect on our business, prospects, or operations. Additionally, we have observed how the trading price for ordinary shares of companies in the cryptocurrency market respond to the cryptocurrency market. We cannot give any assurances that similar fluctuations in the trading price of bitcoin will not occur in the future. Accordingly, because the trading price of our securities may be correlated to the trading price of bitcoin, if the trading price of bitcoin again experiences a significant decline, we could experience a similar decline in the trading price for our ordinary shares. If this occurs, you may not be able to sell ordinary shares which you purchased at or above the price you paid for them and you may lose part or all of your investment.

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

A miner that successfully adds a block to the bitcoin blockchain is remunerated with newly mined bitcoins (known as the “block reward”) and may potentially also receive transaction fees. Bitcoin miners will be able to continue earning block rewards through this process until 21 million bitcoins have been mined, which reflects the total fixed supply limit of bitcoin. The bitcoin network’s design regulates supply by only allowing a fixed number of bitcoin to be mined each year and halving the number of block rewards paid to miners after approximately four years. As a result of the bitcoin network’s limitations on mining, it is estimated that the final bitcoin will be minted in 2140, at which time miners will be incentivized to maintain the network solely based on transaction fees. It is currently estimated that approximately 20 million bitcoins will have been mined by the year 2030.

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

As cryptocurrencies have grown in both popularity and market size, various U.S. federal, state, and local and foreign governmental organizations, consumer agencies and public advocacy groups have been examining the operations of cryptocurrency networks, users and platforms, with a focus on how cryptocurrencies can be used to launder the proceeds of illegal activities, fund criminal or terrorist enterprises, and the safety and soundness of platforms and other service providers that hold cryptocurrencies for users. Many of these entities have called for heightened regulatory oversight and have issued consumer advisories describing the risks posed by cryptocurrencies to users and investors. The cryptoeconomy is novel and has limited access to policymakers and lobbying organizations in many jurisdictions. Competitors from other, more established industries, including traditional financial services, may have greater access to lobbyists or governmental officials, and regulators that are concerned about the potential use of cryptocurrencies for illicit purposes may effect statutory and regulatory changes with minimal or discounted inputs from the cryptoeconomy. As a result, new laws and regulations may be proposed and adopted, or existing laws and regulations may be interpreted in new ways, that harm the cryptoeconomy or cryptocurrency platforms, which could adversely impact our business.

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

We are a Cayman Islands company and all of our officers and directors, including our chief executive officer and director, Siguang Peng, our acting chief financial officer, Yupeng Guo, our directors, Xu Peng, Zhiyi Xie, Ye Ren and Yuejun Jiang are nationals or residents of the PRC and a substantial portion of their assets are located in the PRC. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the United States in the event that you believe that your rights have been infringed under the U.S. federal securities laws or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands and of the PRC may render you unable to enforce a judgment against our assets or the assets of our directors and officers. For more information regarding the relevant laws of the Cayman Islands and the PRC.

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

We were formed to serve as a holding company after consummation of the Mergers (defined below) contemplated by the Merger Agreement (defined below). We were formed as a Cayman Islands exempted company on September 27, 2019. Prior to the Mergers, we owned no material assets and did not operate any business. Our principal executive office is located at 61 Robinson Road Level 6 & 7, #738, Singapore 068893, and our phone number is +65 6022 2515.

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

On August 10, 2023, we held a general meeting of shareholders, during which our shareholders approved the Share Consolidation. As a result, our 500,000,000 issued and unissued ordinary shares of par value of US$0.003 each in the capital of us were consolidated into 25,000,000 ordinary shares of nominal or par value of US$0.06 each (“Share Consolidation”). The Share Consolidation became effective on August 23, 2023, and the ordinary shares began trading on a post-Share Consolidation basis on the Nasdaq Capital Market when the market opened on August 24, 2023 under the symbol “BTCT” but under a new CUSIP number of G6055 H155. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. Immediately following the Share Consolidation, authorized share capital of us shall be US$1,500,000, divided into 25,000,000 ordinary shares of a nominal or par value of US$0.06 each.

The shareholders also approved to change our name from “Meten Holding Group Ltd.” to “BTC Digital Ltd.,” which became effective on August 18, 2023.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

See “Item 5. Operating and Financial Review and Prospects — B. Liquidity and Capital Resources — Capital Expenditures” for a discussion of our capital expenditures.

Registration Statement

On November 20, 2024, we filed with the SEC a registration statement on Form S-3 (File No. 333-283367), utilizing a shelf registration process, which registration statement was declared effective by the SEC on December 5, 2024. Under this shelf registration process, we may, from time to time, in one or more offerings, offer and sell up to US$150,000,000 of any combination, together or separately, of our ordinary shares, par value US$0.06 per share, preferred shares, debt securities, warrants, rights, and units, or any combination thereof as described in the accompanying prospectus.

On December 9, 20024, we filed with the SEC a prospectus supplement to the registration statement on Form S-3 (File No. 333-283367), offering 880,000 ordinary shares at a purchase price of US$8.00 per share. In the same prospectus supplement, we also offered 1,620,000 pre-funded warrants to purchase 1,620,000 ordinary shares, exercisable at an exercise price of $0.001 per share, at a purchase price of $7.99 per pre-funded warrant. As of the date of this annual report, all pre-funded warrants issued in that offering have been exercised.

B.	Business Overview

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

The bitcoin network goes through “halving events” during which the number of bitcoin that miners are awarded for processing a block are reduced by 50%. On the bitcoin network, these events occur every 210,000 blocks (roughly every four years). There have been three halving events to date on the bitcoin network. The initial award on the bitcoin network was 50 bitcoins per block. The current award is 3.125 bitcoin per block. The most recent halving event occurred on April 20, 2024 and the next halving event will likely occur in 2028. The halving mechanism results in an ever-decreasing issuance rate of bitcoin.

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

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Diversified Revenue Streams Allowing us to Mitigate Bitcoin Price Fluctuations

Through our subsidiaries, we started generating revenue through mining bitcoins and conducting a mining machines resale and rental business in the fiscal year ended December 31, 2023. For the fiscal year ended December 31, 2024, 10.2%, 78.1%, 10.1%and 1.6% of our total revenue was generated from bitcoin mining, mining machines resale, mining machines rental and other mining-related business , respectively.

We started our cryptocurrency business with bitcoin mining. As of the date of this annual report, our subsidiaries own a total of 2,411 mining machines, of which 2,011, or 83.4% are currently under operation. Our mining machines are mainly placed in Arkansas.

Historically, the price of bitcoins has fluctuated significantly. For example, Bitcoin’s aggregate market value exceeded $1 trillion in October 2021 compared to $250 billion in October 2020, and fell back to $326 billion in January 2023, based on Bitcoin prices quoted on major exchanges. The profitability of our bitcoin mining operations and our operation results have been and will continue to be directly impacted by the trading price of bitcoins. To mitigate the risk of significant fluctuations in Bitcoin, we have launched a mining machines resale and rental business.

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

Experienced and Visionary Management Team and Partners of the Affiliated Company with Proven Track Records

Our management team is led by our co-founders Mr. Siguang Peng, Mr. Xu Peng and Mr. Yupeng Guo, each of whom has more than 17 years of senior management experience. Additionally, we formed a company (the “Affiliated Company”) focusing on cryptocurrency business, Met Chain Co., Ltd., in which we hold a total of 29.53% equity interests as of the date of this annual report, with Mr. Zhijun Liu, Ms. Yunning Li, Mr. Manning Liao, who have rich experience in the cryptocurrency and blockchain industries. For example, Mr. Zhijun Liu, who serves as a vice president of Hummer Miner, a technology company with a focus on the development and manufacturing of cryptocurrency machines, has extensive experience and expertise in the development of mining machines. Ms. Yunning Li, the former chief marketing officer of ChainPlus, has extensive experience in the cryptocurrency industry.

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

Our Strategies

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

To empower our subsidiaries’ research and development capabilities, we plan to start expanding our subsidiaries’ research and development team and upgrade their facilities for research and development in 2025. As of December 31, 2024, our subsidiaries had six members in their research and development team. Our subsidiaries will aim to attract talented persons specialized in algorithm optimization, software development, and mining machine design, and provide incentives to them for innovation, and continue building a strong research and development team.

Offering Crypto Asset Management Services

As the cryptocurrency industry continues to grow, we expect the market demand for crypto asset management services to increase as investors are seeking to manage and grow the crypto assets they own. We launched Bitcoin miner management and technical services in 2023 and introduced miner hosting services in 2024, and we plan to gradually launch more crypto asset management services to clients, such as crypto wallets, custody solutions, and trust services in 2025. We believe these services will be able to meet the needs to investor clients, as well as add to our services value chain.

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

Bitcoin Mining Operations

Mining Machines

As of the date of this annual report, our subsidiaries own a total of 2,411 mining machines, which our subsidiaries rely upon for their day-to-day business activities. Among all mining machines owned, a total of 2,011 miming machines are currently under operation, hosted at one site managed by a facility operator.

Set forth below is a summary of each model of bitcoin mining machines our subsidiaries own as of the date of this annual report:

	Model	Total Mining Machines Hosted and Under Operation
1	Bitmain Antminer T21 190 TH/S	400
2	Bitmain Antminer S19j Pro 100TH/S	1,739
3	Bitmain Antminer S19 XP 140TH/S	272
	Total:	2,411

With their mining machines, our subsidiaries mined cryptocurrencies of an aggregate value of US$2.4 million, US$2.9 million and US$1.2 million for the fiscal years ended December 31, 2022, 2023 and 2024, respectively. As of December 31, 2024, our network hash rate for all mining machines operated was 288PH/S.

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

Through our subsidiaries, we currently manage and operate our mining machines at a self-operated mining facility in Arkansas. We also equips these mining farms and facilities with supporting staff to trouble shoot basic everyday technical difficulties. As of December 31, 2024, among all the machines owned by our subsidiaries, 2,011, or approximately 83.4% of the total 2,411 mining machines, were under operation.

The following chart sets forth the details of the mining facilities with the location of our subsidiaries’ mining machines as of December 31, 2024:

Location	Total Mining Machines Hosted	Machines Under Operation	Machines Not Under Operation
3101 AR-77, Manila, Arkansas 72442	2,011	2,011	400
Total:	2,011	2,011	400

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

Through our subsidiaries, we mine bitcoins exclusively through participating in mining pools. We currently participate in two mining pools, BTC.com pool, and F2Pool, for bitcoin mining. For the fiscal year ended December 31, 2022, we mined 77.3922 bitcoins from participating in BTC.com pool, and 7.5716 bitcoins from participating in F2Pool. For the same year, we paid 0.5% of total bitcoins mined, or 0.3870 bitcoins, to BTC.com pool as pool fees, and 0.5% of total bitcoins mined, or 0.0379 bitcoins, to F2Pool as pool fees. For the fiscal year ended December 31, 2023, we mined 99.7607 bitcoins from participating in F2Pool. For the same year, we paid 0.5% of total bitcoins mined, or 0.4988 bitcoins, to F2Pool as pool fees. For the fiscal year ended December 31, 2024, we mined 19.959 bitcoins from participating in F2Pool. For the same year, we paid 0.5% of total bitcoins mined, or 0.0998 bitcoins, to F2Pool as pool fees.

Mining Results

We operate our bitcoin mining operations through our subsidiaries. In one respect, we measure the success of our operations by the value of the bitcoins our subsidiaries earn from their mining activities. We believe in the long term growth potential of bitcoins, and we tend to hold most of the bitcoins our subsidiaries mine. Nevertheless, as our subsidiaries continue to produce bitcoins, our subsidiaries may from time to time exchange bitcoins for fiat currency such as U.S. dollars to generate cash flow to fund our business operations, subject to a combination of market and operational conditions. As of the date of this annual report, we do not have a policy in place regarding when and how we will exchange our mined bitcoins for fiat currency and through what exchange. Currently, we do not maintain agreements with any third-party exchange on which we exchange cryptocurrencies into fiat currency.

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

In the fiscal year ended December 31, 2022, we sold 944 bitcoin mining machines in total, with models including Antminer S19XP, Antminer L7 9050 and Antminer L7 8800, to customers, generating revenue in the amount of US$8.82 million, or 74.5% of our total revenue for the fiscal year ended December 31, 2022, representing gross margin of 39.3%. In the fiscal year ended December 31, 2023, we sold 815 bitcoin mining machines in total, with models including Antminer L7 9050 and Antminer L7 8800, to customers, generating revenue in the amount of US$5.5 million, or 60.5% of our total revenue for the fiscal year ended December 31, 2023, representing gross margin of 16.7%. In the fiscal year ended December 31, 2024, we sold 1,191 bitcoin mining machines in total, with models including Antminer L7 9050 and Antminer L7 8800, to customers, generating revenue in the amount of US$9.1 million, or 78.1% of our total revenue for the fiscal year ended December 31, 2024, representing gross margin of 26.1%.

For the fiscal year ended December 31, 2022, Skyline II Acquisition Corporation and Bitmain Technologies Ltd were our main suppliers for our mining machines resale operations, from whom we purchased mining machines in the amount of $3.4 million and $1.8 million, or 64.6% and 35.4%, respectively, of our total mining machine purchases. For the fiscal year ended December 31, 2023, Skyline II Acquisition Corporation and Bitmain Technologies Ltd were our main suppliers for our mining machines resale operations, from whom we purchased mining machines in the amount of $4.6 million and $0.5 million, or 89.6% and 10.4%, respectively, of our total mining machine purchases. For the fiscal year ended December 31, 2024, Skyline II Acquisition Corporation, Bitmain Technologies Ltd and YM international CO LTD were our main suppliers for our mining machines resale operations, from whom we purchased mining machines in the amount of $5.5 million, $1.0 million and $0.3 million, or 80.8%, 14.5% and 4.7%, respectively, of our total mining machine purchases.

We enter into sales orders with mining machine purchasers. For the fiscal year ended December 31, 2022, we sold mining machines to a total of three customers, with sales to DGC Gaming Advisory Limited, New Digital Trading Company Limited, and Morgogo Company Limited constituting 47.1%, 31.4% and 21.5% of our total sales, respectively. For the fiscal year ended December 31, 2023, we sold mining machines to a total of two customers, with sales to New Digital Trading Company Limited, and Morgogo Company Limited constituting 57.0% and 43.0% of our total sales, respectively. For the fiscal year ended December 31, 2024, we sold mining machines to a total of two customers, with sales to New Digital Trading Company Limited, and Morgogo Company Limited constituting 58.4% and 41.6% of our total sales, respectively.

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

For the fiscal year ended December 31, 2023, we generated US$0.3 million in revenue from mining machines rental business, representing 2.8% of our total revenue for the fiscal year ended December 31, 2023. In the same fiscal year, we generated rental fees in the amount of US$0.3 million from one customer, DDACE LTD, representing 100% of total rental fees generated.

For fiscal year ended December31, 2024, we generated US$1.2 million in revenue from mining machines rental business, representing 10.1% of our total revenue for the fiscal year ended December 31, 2023. In the same fiscal year, we generated rental fees in the amount of US$1.2 million from one customer, DDACE LTD, representing 100% of total rental fees generated. .

Suppliers

Our subsidiaries value the quality and computing power of their mining machines and, as such, our subsidiaries carefully evaluate the potential suppliers. In particular, our subsidiaries take into account factors including, but not limited to, a potential supplier’s operating history, operational scale, industry reputation, product quality, quality control effectiveness, technological expertise, pricing, reliability, and customer services. Our subsidiaries do not maintain strategic framework agreement or long-term procurement agreement with any of the suppliers, and our subsidiaries purchase raw materials from the suppliers on an order-by-order basis. Despite that, during the fiscal years ended December 31, 2022, 2023 and 2024, our subsidiaries did not experience any significant difficulties in procuring mining machines.

For the fiscal year ended December 31, 2022, AGM Technologies Ltd and Bitmain Technologies Ltd were our main suppliers for the mining machines used in our bitcoin mining operations, representing our purchase in the amount of $7.9 million and $1.7 million, or 81.9% and 18.1% out of the total mining machines purchased for use in our bitcoin mining operations, respectively. For the fiscal year ended December 31, 2023, Bitmain Technologies Ltd were our main suppliers for the mining machines used in our bitcoin mining operations, representing our purchase in the amount of $5.32 million, or 100% out of the total mining machines purchased for use in our bitcoin mining operations. For the fiscal year ended December 31, 2024, our newly added mining machines primarily came from our purchases from Bitmain Technologies Ltd in 2023.

Marketing and Sales, Distribution and Logistics

We rely primarily on word-of-mouth referrals as a marketing tool for our business. For the fiscal year ended December 31, 2024, all of the operating entities’ clients have come through referrals from existing clients. As of the date of this annual report, we have three members in our marketing and branding team. Our marketing team also connects with potential customers through organizing and participating in cryptocurrency events and conferences, and maintains relationship with existing customers through visits and social events.

Research and Development (“R&D”)

Research and development are key to our future innovation and business growth, and we intend to devote significant resources in the research and development of products and services complementary to our bitcoin mining operations.

We also place a strong emphasis on building our subsidiaries’ research and development team. As of December 31, 2024, the operating entities employed a total of six full-time PRC individuals in their research and development team. Many members of the operating entities’ research and development team have prior work experience in blockchain and cryptocurrency and information technology.

Intellectual Property

We do not currently own any intellectual properties in connection with our existing technologies. However, we may in the future rely upon patents, trade secrets, trademarks, service marks, trade names, copyrights or other intellectual property rights. In addition, we expect to continue developing our technologies to enhance our operational efficiency.

Employees

We had 16, 20, and 21 full-time employees as of December 31, 2022, 2023 and 2024, respectively. The following table sets forth the number of our employees by function as of December 31, 2024:

Function	Total
Management	4
General and administration	17
Total	21

All of our 21 employees reside in the PRC. Our officers, including our chief executive officer, Siguang Peng, and our acting chief financial officer, Yupeng Guo, reside in the PRC.

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

Environmental Initiatives

For the fiscal years ended December 31, 2022, 2023 and 2024, the total electricity fees we paid in connection with bitcoin mining operations were US$2.9 million, US$2.2 million, and US$0.9 million, respectively, and the costs per kilowatt hour for the respective period was US$0.08, US$0.08, and US$0.67 per kWh.

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

Material Contracts

On July 3, 2024 the Company, through its subsidiary METEN SERVICE USA CORP., entered into an acquisition agreement with MINE CRYPTO PRO INC. to acquire a Bitcoin mining facility in Arkansas equipped with a 6MV long-term stable power load for $1.99 million.

Government Regulation

Government regulation of blockchain and cryptocurrency is being actively considered by the United States federal government via a number of agencies and regulatory bodies, as well as similar entities in other countries. State government regulations also may apply to our activities and other activities in which we participate or may participate in the future. Other regulatory bodies are governmental or semi-governmental and have shown an interest in regulating or investigating companies engaged in the blockchain or cryptocurrency business. We anticipate that Bitcoin mining will be a focus for potential increased regulation in the near and long term, and we cannot predict how future regulations may affect our business or operations.

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

State regulation of Bitcoin mining is an important consideration with respect to where we conduct our mining operations. Our Rockdale Facility and our Corsicana Facility are both located in the State of Texas. To the extent that there is any state regulation of Bitcoin mining, we believe Texas is likely to remain one of the most favorable regulatory environments for Bitcoin miners.

In March 2022, the SEC issued proposed climate-related disclosure requirements for registrants and received thousands of comments on the proposal. We continue to await the release of any potential finalized rules requiring such disclosures following the analysis of the comments.

In January 2023, the Board of Governors of the Federal Reserve System (the “Federal Reserve”), Office of the Comptroller of the Currency, and FDIC issued a joint statement regarding perceived risks to banks with clients in crypto-asset industries. In January 2023, the Federal Reserve also issued a policy statement broadening its regulatory authority to limit the activities of state-chartered banks. Several leaders in the U.S. Congress sent oversight letters to the prudential regulators pushing back on any efforts to place limits on banking activity for digital asset industries. Riot has also diversified banking relationships to mitigate any potential regulatory risk with respect to financial services.

Additionally, in January 2023, the U.S. House of Representatives announced its first ever Financial Services Subcommittee on Digital Assets and its intention to develop a regulatory framework for the digital asset industry. Bipartisan leadership of the Senate Banking Committee announced that goal as well. Over the course of 2023, the House Financial Services Committee passed various bills, including a bill to provide a market structure for digital assets, but no such legislation has received a vote on the floor of the full House.

In January 2024, a decade after initial applications were filed, the SEC approved a series of spot Bitcoin exchange-traded funds, which have received billions of dollars of in-flows.

Also in January 2024, the U.S. Energy Information Administration initiated a provisional survey of electricity consumption information from cryptocurrency mining companies operating in the United States. The survey was authorized by the Office of Management and Budget as an emergency data request. This action is purely a survey, and it remains unclear whether or how the information will be used in future regulatory efforts.

Leaders on both the U.S. House Financial Services Committee and U.S. Senate Banking Committee have expressed interest in passing legislation to provide additional regulatory authority to address risks related to the use of digital assets in illicit financial activity. The U.S. Treasury Department has also requested additional authorities to address such risks. However, we have not seen sufficient support emerge in favor of any particular proposal to anticipate any specific changes at this time.

C.	Organizational Structure

The Company is the parent company of a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. All of the Company’s subsidiaries are all, directly or indirectly, owned by the Company. See the Subsidiaries of the Company included as Exhibit 21.1 to this Annual Report for a list of significant subsidiaries.

D.	Property, Plants and Equipment

Leases

The Company’s wholly-owned subsidiary, Quench Data LLC, entered into an Assignment of Lease, pursuant to which it assumed the lease of a facility located at 3101 AR-77, Manila, Arkansas 72442. The initial lease term is one year, commenced on May 16, 2024, with automatic renewal for successive one-year periods unless and until either party provides written notice of termination of the lease.

ITEM 4A UNRESOLVED STAFF COMMENTS

None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes appearing elsewhere in this Annual Report. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in  “Item 3. Key Information—D. Risk Factors” and “Cautionary Note on Forward-Looking Statements” sections in this Annual Report. Our actual results could differ materially from the results described in or implied by these forward-looking statements.

Overview

BTC Digital Ltd. (“we”, “us” “our” and the “Company”) is a crypto asset technology company based in the U.S. with a focus on bitcoin mining. We also generate revenue through mining machines resale and rental business operations.

In fiscal year 2024, we generated a substantial majority of our revenue from bitcoin mining and mining machines resale. We store all of our bitcoins mined in hot wallets, or cryptocurrency wallets connected to the Internet, and may from time to time exchange bitcoins mined for fiat currency to generate cash flow to fund our business operations. We attribute our growth since we launched our crypto asset business in 2022 to our competitive strengths in diversified revenue streams, dedicated team and efforts towards regulatory compliance, and our experienced and visionary management team.

As of December 31, 2024, we owned a total of 2,411 mining machines with a total hash rate of 288PH/S. We manage and operate our mining machines at the facility in Arkansas. In the fiscal year ended December 31, 2024, we mined a total of 19.959 bitcoins, generating US$1.2 million in revenue.

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

We believe research and development capacities are key to our continued long-term growth and will afford us with the ability to mine bitcoins with greater hash rate and power efficiency and the opportunity to further expand our service or product offerings and diversify our revenue streams. Through the Joint Venture (as defined below), we have participated in the design and development of equipment dedicated for mining machines and infrastructure, including high voltage power supply, liquid-cooling systems, and hash boards. In the near future, we plan to continue investing in research and development and the Joint Venture and accumulate knowledge in the cryptocurrency industry.

Prior Business Operations

On October 20, 2022, pursuant to the terms of the VIE contractual arrangements, Zhuhai Meizhilian Education Technology Co., Ltd. (“Zhuhai Meten”) and Zhuhai Likeshuo Education Technology Co., Ltd. (“Zhuhai Likeshuo”) unilaterally terminated their respective contractual arrangements with 30-day advanced notices to their respective former VIEs, namely Shenzhen Meten International Education Co., Ltd. and Shenzhen Likeshuo Education Co., Ltd. (the “former VIEs”). The termination of the VIE contractual arrangements were effective on November 19, 2022. As the VIE structure has been unwound, the financial results of the VIEs and their subsidiaries are no longer consolidated into the Company’s financial statements after the effective date. As of the date of this report, we only operate cryptocurrency mining business in the U.S., and we no longer provide English language training (“ELT”) services, which services were provided by the former VIEs. The following are descriptions of the former VIEs’ business, and the operating results of which were consolidated into the Company’s financial statements for the first half of 2022.

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

A.	Operating Results

The following table sets forth a summary of our consolidated results of operations, both in absolute amounts and as a percentage of total net revenue, for the period indicated. This information should be read together with our consolidated financial statements and related notes included elsewhere in this report on Form 20-F. The operating results in any period are not necessarily indicative of the results that may be expected for any future period.

	Years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Summary Consolidated Statements of Operations:
Revenues	57,914	100.0	9,073	100.0	11,675	100.0
Cost of revenues	(37,862)	(85.1)	(10,208)	(112.5)	(11,560)	(99.0)
Gross profit/(loss)	20,052	14.9	(1,135)	(12.5)	115	1.0
Operating expenses:
Selling and marketing expenses	(11,431)	(19.7)	(225)	(2.5)	(355)	(3.0)
General and administrative expenses	(15,211)	(26.3)	(1,121)	(12.4)	(2,438)	(20.9)
Loss from operations	(6,590)	(11.4)	(2,481)	(27.3)	(2,678)	(22.9)
Realized gain on exchange of digital assets	(273)	(0.5)	34	0.4	713	6.1
Interest income	19	-	1	-	-
Interest expenses	(23)	-	(63)	(0.7)	(48)	(0.4)
Losses on disposal and closure of subsidiaries and branches	(2,639)	(4.6)
Government grants	404	0.7
Equity in income on equity method investments	512	0.9	12	0.1	75	0.6
Gain on disposal of discontinued operations	10,835	18.7
Foreign currency exchange gain, net	202	0.3	-	-	-	-
Other, net	3,306	5.7	(327)	(3.6)	(51)	(0.4)
Gain/(Loss) before income tax	5,753	9.9	(2,824)	(31.1)	(1,989)	(17.0)
Income tax expense	(116)	(0.2)	-	-	-	-
Net gain/(loss)	5,637	9.7	(2,824)	(31.1)	(1,989)	(17.0)

For the years Ended of December 31, 2024 Compared to the years Ended of December 31, 2023

Revenues

	Years ended December 31,
	2022		2023		2024
	US$	%	US$	%	US$	%
Educational Training Business	46,083	79.6	-	-	-	-
Cryptocurrency-related business
Bitcoin mining	2,392	4.1	2,882	31.8	1,190	10.2
Mining machines resale	8,817	15.2	5,485	60.5	9,124	78.1
Other mining-related business	622	1.1	706	7.7	1,361	11.7
Subtotal	11,831	20.4	9,073	100.0	11,675	100.0
Total	57,914	100.0	9,073	100.0	11,675	100.0

Note: The Educational Training Business was operated through the former VIEs and their subsidiaries. Following the divestiture of the former VIEs and their subsidiaries, the Company’s continuing operations are solely comprised of cryptocurrency-related businesses. Accordingly, the following discussion and analysis reflect only the financial results from continuing operations related to the cryptocurrency business.

Our total revenue increased by 28.7% from US$9.1 million in the years ended December 31, 2023 to US$11.7 million in the years ended December 31, 2024. This was primarily due to the increase in mining machines resale by 66.3% from US$5.5 million to US$9.1 million. The increase in mining machines resale was mainly due to the bitcoin price surge, during 2024, Bitcoin’s price ranged from a low of $39,567.28 on January 23 to a peak of $102,900 on December 5, an increase of roughly $63,333 or about 160%, which increase market demand for mining machines.

Cost of Revenues

Our total cost of revenues increased by 13.2% from US$10.2 million in the years ended December 31, 2023 to US$11.6 million in the years ended December 31, 2024. This increase was mainly due to the growth of business volume.

Gross Profit and Gross Profit Margin

As a result of the foregoing, our gross profit increased from negative US$1.1 million in the years ended December 31, 2023 to US$115 thousand in the years ended December 31, 2024. Our gross profit margin increased from negative 12.5% in the years ended December 31, 2023 to 1.0% in the years ended December 31, 2024.

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$225 thousand in the years ended December 31, 2023 to US$355 thousand in the years ended December 31, 2024. This increase was mainly due to the growth of mining machine resale business, which correspondingly led to the increase in sales expenses.

General and Administrative Expenses

Our general and administrative expenses increased by 117.5% from US$1.1 million in the years ended December 31, 2023 to US$2.4 million in the years ended December 31, 2024. This increase was primarily due to (i) the rise in expenses related to the Employee Stock Option Plan, which amounted to US$0.57 million; (ii)a credit impairment loss of US$0.48 million.

Interest Expenses

Our interest expenses decreased from US$63 thousand in the years ended December 31, 2023 to US$48 thousand in the years ended December 31,2024. This reduction is consistent with the decrease in short-term loans.

Realized gain on exchange of digital assets

Our Realized gain on exchange of digital assets increased from US$0.03 million to US$0.7 million, this was mainly attributable to the significant surge in the price of bitcoin in 2024.

Equity in Income on Equity Method Investments

Our gain on equity method investments was US$12 thousand and US$75 thousand for the years ended December 31, 2023 and 2024, respectively.

Loss Before Income Tax

As a result of the foregoing, we had a loss before income tax of US$2.8 million in the years ended December 31, 2023, as compared to a net loss of US$2.0 million in the years ended December 31, 2024.

Net Loss

As a result of the foregoing, we had a net loss of US$2.8 million in the years ended December 31, 2023, as compared to a net loss of US$2.0 million in the years ended December 31, 2024.

Non-GAAP Financial Measures

To supplement our consolidated financial statements which are presented in accordance with U.S. GAAP, we also use adjusted net income and adjusted EBITDA as additional non-GAAP financial measures. We present these non-GAAP financial measures because they are used by our management to evaluate its operating performance. We also believe that such non-GAAP financial measures provide useful information to investors and others in understanding and evaluating our consolidated results of operations in the same manner as our management and in comparing financial results across accounting periods and to those of its peer companies.

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

Adjusted net income represents net income/(loss) before share-based compensation and offering expenses. The table below sets forth a reconciliation of our adjusted net income for the periods indicated:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands, except for percentages)
Net Income/(loss)	5,637	(2,824)	(1,989)
Add:
Share-based compensation expenses	849	138	571
Adjusted net loss	6,486	(2,686)	(1,418)

In addition, adjusted EBITDA represents the net income/(loss) before interest expenses, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses and offering expenses. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	Years ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands, except for percentages)
Net Income/(loss)	5,637	(2,824)	(1,989)
Subtract:
Net interest loss	(4)	(62)	(48)
Add:
Income tax expense	116	-	-
Depreciation and amortization	4,176	3,151	3,671
EBITDA	9,933	389	1,730
Add:
Share-based compensation expenses	849	138	571
Adjusted EBITDA	10,782	527	2,301

Taxation

Cayman Islands

We are incorporated in the Cayman Islands. Under the current law of the Cayman Islands, we are not subject to income or capital gains tax. In addition, dividend payments are not subject to withholding tax in the Cayman Islands.

British Virgin Islands

Under the current laws of the British Virgin Islands, companies formed in the British Virgin Islands are not subject to tax on income or capital gains.

Delaware

The Delaware corporate tax rate is 8.7%. This tax rate applies to limited liability companies that elect to be treated as corporations and report net taxable income. Our subsidiary, Meten Block Chain LLC was formed in Delaware and elects to be treated as corporation.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Meten Education (Hong Kong) Limited, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited had no assessable income for the years ended December 31, 2023 and 2024.

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

The selection of critical accounting policies, the judgments and other uncertainties affecting the application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors that should be considered when reviewing our financial statements. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements. You should read the following description of critical accounting policies, judgments and estimates in conjunction with our consolidated financial statements and other disclosures included herein.

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

Our principal sources of liquidity have been from cash generated from operating activities. As of December 31, 2022, 2023 and 2024, we had US$48,000, US$43,000 and US$14.9 million, respectively, in cash and cash equivalents. Cash and cash equivalents consist of cash on hand placed with banks or other financial institutions and highly liquid investment which are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased.

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

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years ended December 31,
	2022	2023	2024
	US$	US$	US$
	(in thousands)
Summary Consolidated Cash flow Data:
Net cash generated from/(used in) operating activities	(31,046)	3,808	1,557
Net cash used in investing activities	(2,356)	(4,620)	(7,000)
Net cash generated from financing activities	7,752	807	20,300
Net increase/(decrease) in cash and cash equivalents	(25,650)	(5)	14,857
Cash and cash equivalents at the beginning of year	25,698	48	43
Cash and cash equivalents at the end of year	48	43	14,900

Operating Activities

Net cash flow used in operating activities amounted to US$31 million for the year ended December 31, 2022. The difference between our net loss of US$5.6 million and the net cash used in operating activities was primarily due to (i) depreciation and amortization of US$4.2 million; (ii) amortization of operating lease right-of-use asset of US$1.3 million; (iii) realized gain on exchange of digital assets of US$0.3 million; (iv) share-based compensation expenses of US$0.9 million; and (v) loss on disposal and closure of subsidiaries and branches of US$2.6 million, partially offset by (i) a decrease in operating lease liability of US$1.3 million; (ii) an decrease in financial liabilities from contracts with customers of US$10.2 million; and (iii) a decrease in deferred revenue of US$12.6 million; (iv) net gain on disposal of property and equipment of US$3.9 million; and (v) gains on disposal of subsidiaries and the former VIEs of US$10.8 million. Operating lease liability decreased mainly due to the closure of some learning centers of the former VIEs and the withdrawal of lease. The decrease in deferred revenue and financial liabilities from contracts with customers for the year ended December 31, 2022 was mainly as a result of the decrease of gross billings due to the resurgence of COVID-19 and a reduction in the number of offline learning centers of the former VIEs.

Net cash generated from operating activities amounted to US$3.8 million for the years ended December 31, 2023. The difference between our net loss of US$2.8 million and the net cash used in operating activities was primarily due to (i) depreciation of US$3.1 million; (ii) increase in accounts receivable of US$3.4 million; and (iii) decrease in prepayments and other current assets of US$3.0 million; partially offset by (iv) decrease in accounts payable of US$3.3 million.

Net cash generated from operating activities amounted to US$1.6 million for the years ended December 31, 2024. The difference between our net loss of US$2.0 million and the net cash used in operating activities was primarily due to depreciation of US$3.7 million.

Investing Activities

Net cash used in investing activities amounted to US$2.4 million for the year ended December 31, 2022, which was primarily attributable to (i) the purchases of property and equipment of US$8.9 million; (ii) disposal of subsidiaries and VIEs of US$2.5 million; and (iii) payment for investment in associate of US$1.8 million, partially offset by proceeds from disposal of property and equipment of US$ 10.6 million.

Net cash used in investing activities amounted to US$4.6 million for the years ended December 31, 2023. This was primarily attributable to the repayment of advances from related parties of US$2.6 million, purchases of property and equipment of US$2.5 million.

Net cash used in investing activities amounted to US$7.0 million for the years ended December 31, 2024. This was primarily attributable to (i) the repayment of advances from related parties of US$4.7 million, and (ii) purchases of property and equipment of US$2.7 million.

Financing Activities

Net cash flow generated from financing activities amounted to US$7.8 million for the year ended December 31, 2022, which was primarily attributable to (i) proceeds from issuance of ordinary shares for private placement of US$6.5 million; and (ii) the proceeds from bank loans of US$1.0 million; and (iii) the proceeds of advances from related parties of US$4.1 million, partially offset by (i) the repayment of advances from related parties of US$2.8 million; and (ii) the repayment of bank loans of US$1.0 million.

Net cash flow generated from financing activities amounted to US$0.8 million for the years ended December 31, 2023. This was primarily attributable to proceeds from short term loans of US$0.8 million.

Net cash flow generated from financing activities amounted to US$20.3 million for the years ended December 31, 2024. This was primarily attributable to the proceeds from the S-3 financing of US$19.9 million.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2024 to December 31, 2024 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to, the valuation and recoverability of accounts receivable, and useful lives of property, plant and equipment. Actual results could differ from those estimates.

Accounts receivable, net

We adopted ASU 2016-13, “Financial Instruments — Credit Losses (Topic 326): Measurement on Credit Losses on Financial Instruments”, including certain subsequent amendments, transitional guidance and other interpretive guidance within ASU 2018-19, ASU 2019-04, ASU 2019-05, ASU 2019-11, ASU 2020-02 and ASU 2020-03 (collectively, including ASU 2016-13, “ASC 326”) on July 1, 2022 using the modified retrospective transition approach. ASC 326 introduces an approach based on expected losses to estimate the allowance for credit losses, which replaces the previous incurred loss impairment model. The Company’s estimation of allowance for credit losses consider factors such as historical collection experience and credit-worthiness of the debtors, as well as the age of the individual receivables balance.

We evaluates its accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. We considers factors in assessing the collectability of its receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. We adjusts the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also makes specific. Our allowance for uncollectible balances as of the fiscal years ended December 31, 2023 and 2024 are disclosed in Note 4 of our accompanying consolidation financial statements.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2022, 2023 and 2024 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, We performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

We recognizes revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, We recognizes revenue at a point in time by measuring whether the performance obligation has been met.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name	Age	Position
Siguang Peng	47	Chief Executive Officer and Director
Xu Peng	45	Director and Chairman of the Board of Directors
Yupeng Guo	47	Acting Chief Financial Officer
Ye Ren(1)(2)(3)	36	Independent Director and Chair of the Audit Committee
Zhiyi Xie(1)(2)(3)	46	Independent Director and Chair of the Compensation Committee
Yuejun Jiang(1)(2)(3)	45	Independent Director and Chair of the Nominating and Corporate Governance Committee

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

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

Xu Peng has served as the chairman of the Company’s board of directors since December 2023. Mr. Xu Peng served as the president of Hailuoda International Consulting Services Co., Ltd. in People’s Republic of China (the “PRC”), a company engaged in overseas trade and investment promotion in Hainan, the PRC, from July 2019 to November 2023, where he was overseeing and managing the overall operations of the company. From August 2012 to June 2019, Mr. Peng served as the president at Ziyou Emotional Intelligence Education Consulting Co., Ltd., an education services provider targeted at children and youth, where he was overseeing and managing the overall operations of the company. Mr. Peng obtained a bachelor’s degree in computer science from College of Applied Arts and Science of Beijing Union University in the PRC in 2003.

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

Yuejun Jiang has served as our independent director since May 2023. Mr. Yuejun Jiang founded Enotek Technology (Group) Co., Ltd. in the People’s Republic of China (“China” or the “PRC”) in 2008, a company providing full-service industrial logistics solutions to customers, and has since served as the company’s chairman of the board of directors. Mr. Jiang oversees the company’s overall operations and makes major corporate decisions. Mr. Jiang obtained a bachelor’s degree in law from China Central Radio and TV University (currently known as Open University of China) in 2014 and obtained an Executive MBA degree from Cheung Kong Graduate School of Business in the PRC in 2017. Mr. Jiang is pursuing his Doctor of Business Administration degree at Singapore Management University and expects to obtain his doctorate degree in 2025.

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

Family Relationships

There are no family relationships between or among any of the current directors, executive officers or persons nominated or charged to become directors or executive officers.

Board Composition

Our business and affairs are organized under the direction of our board of directors, which consists of 5 members. Our directors hold office until the earlier of their death, resignation, removal, or disqualification, or until their successors have been elected and qualified. Our board of directors does not have a formal policy on whether the roles of Chief Executive Officer and chairman of our board of directors should be separate. The primary responsibilities of our board of directors are to provide oversight, strategic guidance, counseling, and direction to our management. Our board of directors meets on a regular basis.

Board Diversity

We currently have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Board Diversity Matrix (As of December 31, 2024)
Country of Principal Executive Offices:	Republic of Singapore
Foreign Private Issuer	Yes
Disclosure Prohibited Under Home Country Law	No
Total Number of Directors	5

	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	1	4	N/A	N/A
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction	0
LGBTQ+	0

Under Rule 5606(f)(2) and Rule 5606(f)(6) of the Nasdaq Listing Rules, we are required to have, or disclose why we do not have, at least one “diverse” (as such term is defined in Rule 5606(f)(2)(B) of the Nasdaq Listing Rules) director by December 31, 2026.

Director Independence

The Nasdaq Marketplace Rules require a majority of a listed company’s board of directors to be comprised of independent directors within one year of listing. In addition, the Nasdaq Marketplace Rules require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent and that audit committee members also satisfy independence criteria set forth in Rule 10A-3 under the Exchange Act.

Under Rule 5605(a)(2) of the Nasdaq Marketplace Rules, a director will only qualify as an “independent director” if, in the opinion of our board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In order to be considered independent for purposes of Rule 10A-3 of the Exchange Act, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee, accept, directly or indirectly, any consulting, advisory, or other compensatory fee from the listed company or any of its subsidiaries or otherwise be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has reviewed the composition of our board of directors and its committees and the independence of each director. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that each of Ms. Ye Ren, Mr. Zhiyi Xie and Mr. Yuejun Jiang is an “independent director” as defined under Rule 5605(a)(2) of the Nasdaq Marketplace Rules. Our board of directors also determined that Ms. Ye Ren, Mr. Zhiyi Xie and Mr. Yuejun Jiang, who are members of our audit committee, our compensation committee, and our nominating and corporate governance committee, satisfy the independence standards for such committees established by the SEC and the Nasdaq Marketplace Rules, as applicable. In making such determinations, our board of directors considered the relationships that each such non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining independence, including the beneficial ownership of our capital stock by each non-employee director.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our employees, officers and directors. A current copy of the code is posted on the Corporate Governance section of our website, which is located at https://btct.investorroom.com/code-of-ethics. We intend to disclose future amendments to certain provisions of our code of business conduct and ethics, or waivers of such provisions applicable to any principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and our directors, on our website identified above or in filings with the SEC.

B.	Compensation

Overview

For the fiscal year ended December 31, 2024, we and our subsidiaries paid aggregate cash compensation of approximately US116 thousand to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for officers and directors.

The following table presents the compensation awarded to or earned by or paid to our named executive officers during the fiscal years ended December 31, 2024, 2023 and 2022.

Name and Principal Position	Year (FY)	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Siguang Peng	2024	60,000	-	-	-	-	-	60,000
	2023	10,200	-	-	-	-	-	10,200
	2022	-	-	-	-	-	-	-
Yupeng Guo	2024	36,000						36,000
	2023	31,626	-	-	-	-	-	31,626
	2022	-	-	-	-	-	-	-

Outstanding Equity Awards at Fiscal Year End

The following table summarizes for our employees, directors and service providers the outstanding options granted under the 2020 Plan as of December 31, 2024.

Name	Our Ordinary Shares	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
All non-executive employees as a group	209,753	209,753		3/19/2024
Total	209,753	209,753

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

Board Committees

Our board of directors has established three standing committees - audit, compensation and nominating and corporate governance - each of which operates under a charter that has been approved by our board of directors. Copies of each committee’s charter are posted on the Investor Relations section of our website, which is located at https://btct.investorroom.com/index.php?s=114. Each committee has the composition and responsibilities described below. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee consists of Ms. Ye Ren, who is the chair of the audit committee, Mr. Zhiyi Xie and Mr.Yuejun Jiang. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Marketplace Rules and SEC independence requirements. The functions of this committee include, among other things:

●	evaluating the performance, independence and qualifications of our independent auditors and determining whether to retain our existing independent auditors or engage new independent auditors;

●	reviewing and approving the engagement of our independent auditors to perform audit services and any permissible non-audit services;

●	reviewing our annual and quarterly financial statements and reports, including the disclosures contained under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and discussing the statements and reports with our independent auditors and management;

●	reviewing with our independent auditors and management significant issues that arise regarding accounting principles and financial statement presentation and matters concerning the scope, adequacy and effectiveness of our financial controls;

●	reviewing our major financial risk exposures, including the guidelines and policies to govern the process by which risk assessment and risk management is implemented; and

●	reviewing and evaluating on an annual basis the performance of the audit committee, including compliance of the audit committee with its charter.

Our board of directors has determined that Ms. Ye Ren qualifies as an “audit committee financial expert” within the meaning of applicable SEC regulations and meets the financial sophistication requirements of the Nasdaq Marketplace Rules. In making this determination, our board has considered extensive financial experience and business background.

Compensation Committee

Our compensation committee consists of Mr. Zhiyi Xie, who is the chair of the compensation committee, Ms. Ye Ren and Mr.Yuejun Jiang. Our board of directors has determined that each of the members of our compensation committee is an outside director, as defined pursuant to Section 162(m) of the Code, and satisfies the Nasdaq Marketplace Rules independence requirements. The functions of this committee include, among other things:

●	reviewing, modifying and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) our overall compensation strategy and policies;

●	reviewing and approving the compensation, the performance goals and objectives relevant to the compensation, and other terms of employment of our executive officers;

●	reviewing and approving (or if it deems appropriate, making recommendations to the full board of directors regarding) the equity incentive plans, compensation plans and similar programs advisable for us, as well as modifying, amending or terminating existing plans and programs;

●	reviewing and approving the terms of any employment agreements, severance arrangements, change in control protections and any other compensatory arrangements for our executive officers;

●	reviewing with management and approving our disclosures under the caption “Compensation Discussion and Analysis” in our periodic reports or proxy statements to be filed with the SEC; and

●	preparing the report that the SEC requires in our annual proxy statement.

The compensation committee will take into account may factors in determining recommendations for persons to serve on the board of directors, including the following:

●	personal and professional integrity, ethics and values;

●	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

●	experience as a board member or executive officer of another publicly-held company;

●	strong finance experience;

●	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

●	diversity of background and perspective including, without limitation, with respect to age, gender, race, place of residence and specialized experience;

●	experience relevant to our business industry and with relevant social policy concerns; and

●	relevant academic expertise or other proficiency in an area of our business operations.

Nominating and Corporate Governance Committee

Our nominating and corporate governance committee consists of Mr. Zhiyi Xie, who is the chair of the compensation committee, and Ms. Ye Ren and Mr. Yuejun Jiang. Our board of directors has determined that each of the members of this committee satisfies the Nasdaq Marketplace Rules independence requirements. The functions of this committee include, among other things:

●	identifying, reviewing and evaluating candidates to serve on our board of directors consistent with criteria approved by our board of directors;

●	evaluating director performance on the board and applicable committees of the board and determining whether continued service on our board is appropriate;

●	evaluating, nominating and recommending individuals for membership on our board of directors; and

●	evaluating nominations by stockholders of candidates for election to our board of directors.

Role of Board in Risk Oversight Process

Periodically, our board of directors assesses these roles and the board of directors leadership structure to ensure the interests of the Company and our stockholders are best served. Our board of directors has determined that its current leadership structure is appropriate.

While management is responsible for assessing and managing risks to the Company, our board of directors is responsible for overseeing management’s efforts to assess and manage risk. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks, and standing committees of our board of directors. Our board of directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past has served, as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any entity that has one or more executive officers who serve as members of our board of directors or our compensation committee. None of the members of our compensation committee is, or has ever been, an officer or employee of our company.

D.	Employees

See the Item 4. Information on the Company — B. Business Overview — Employees.

E.	Share Ownership

The following table sets forth information regarding the beneficial ownership based on 6,434,040 shares of our ordinary shares outstanding as of December 31, 2024 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount of beneficial ownership	Percentage of outstanding ordinary shares
Directors and Executive Officers (1)
Xu Peng	-	-
Siguang Peng (1)	10,936	0.17%
Yupeng Guo (2)	5,599	0.09%
Zhiyi Xie	-	-
Ye Ren	-	-
Yuejun Jiang	-	-
All directors and executive officers as a group	16,535	0.26%

5% or Greater Shareholders
YUN FENG ASSETS INC.(3)	415,602	6.46%

(1)	Represents 10,936 ordinary shares directly held by AP Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by AP Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Siguang Peng. The registered office of AP Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(2)	Represents 1 ordinary share held by Mr. Yupeng Guo and 5,598 ordinary shares directly held by RG Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by RG Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Yupeng Guo. The registered office of RG Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(3)	Represents 415,602 ordinary shares held by YUN FENG ASSETS INC., a business company limited by shares incorporated in Cayman Islands. The registered office of YUN FENG ASSETS INC. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our best knowledge, as of December 31, 2024, we had 6,434,040 ordinary shares issued and outstanding, among which approximately 82.01% of those ordinary shares are held in the U.S., including CEDE & CO and eleven registered holders of record. The number of beneficial owners of our ordinary shares in the U.S. is likely much larger than the ten record holders of our ordinary shares in the U.S.

6.F. Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation

Pursuant to Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608, the Company adopted a Clawback Policy providing that the Company will recover reasonably promptly the amount of erroneously awarded incentive-based compensation from any “Executive Officer” (as such term is defined in Rule 10D-1 under the Exchange Act and Nasdaq Rule 5608) in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

During the fiscal year ended December 31, 2024, the Company was not required to recoup any compensation awarded under the Clawback Policy.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

We are required by the Companies Act to keep a register of our shareholders. Under English law, the ordinary shares are deemed to be issued when the name of the shareholder is entered in the register of members. The register of members therefore is prima facie evidence of the identity of our shareholders, and the shares that they hold. The register of members generally provides limited, or no, information regarding the ultimate beneficial owners of our ordinary shares. See Item 6.E. — Share Ownership for a description of our major shareholders.

B.	Related Party Transactions

The Company’s related parties balance consisted of the following:

Relationship with related parties

Name of party	Relationship
Mr. Jishuang Zhao	Former Chairman of our Board of Directors
Mr. Yupeng Guo	Acting Chief Financial Officer
Mr. Siguang Peng	Chief Executive Officer and Director
Met Chain Co., Limited	An associate of the Company

Transactions with related parties

In the year ended December 31, 2024, we repaid amount due to Mr. Jishuang Zhao of US$2.4 million, Met Chain Co., Limited of US$1.8 million.

In the year ended December 31, 2023, we repaid amount due to Mr. Jishuang Zhao of US$2.5 million.

In the year ended December 31, 2022, we received advances from Mr. Yupeng Guo in the amount of approximately RMB2 million (US$0.3 million), from Mr. Jishuang Zhao in the amount of approximately RMB10.14 million (US$1.5 million), and from Met Chain Co., Limited in the amount of approximately RMB14.08 million (US$2.0 million).

Amount due to related parties

As of December 31, 2024, our outstanding balance due to Mr. Yupeng Guo was US$0.3 million, our outstanding balance due to Mr. Jishuang Zhao was US$2.0 million, and our outstanding balance due to Met Chain Co., Limited was US$2.0 million.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A.	Consolidated Statements and Other Financial Information

The financial statements required by this item may be found at the end of this report on 20-F, beginning on page F-1.

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

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Not Applicable.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our ordinary shares are currently traded on the NASDAQ Capital Market.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issuer

Not Applicable.

ITEM 10. ADDITIONAL INFORMATION

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

We are a Cayman Islands company limited by shares and our affairs are governed by our memorandum and articles of association and the Companies Act (as amended or modified from time to time) insofar as they relate to the material terms of our ordinary shares.

Our authorized share capital is $1,500,000 divided into 25,000,000 ordinary shares of a par value of US$0.06 each. All options, regardless of grant dates, will entitle holders to an equivalent number of ordinary shares once the vesting and exercising conditions are met. The following are summaries of material provisions of our post-offering amended and restated memorandum and articles of association and the Act insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General. Our authorized share capital is US$1,500,000 divided into 25,000,000 ordinary shares, with a par value of US$0.06 per share. Holders of ordinary shares will have the same rights. All of our outstanding ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares are issued in registered form.

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

General Meetings of Shareholders. Shareholders’ meetings may be convened by a majority of the board of directors or the chairman of the board of directors, and they shall on a member’s requisition forthwith proceed to convene a general meeting. A member’s requisition is a requisition of shareholders holding at the date of deposit of the requisition shares which carry in aggregate not less than one-third (1/3) of all votes attaching to all issued and outstanding shares that as at the date of the deposit carry the right to vote at our general meetings. Advance notice of at least ten calendar days is required for the convening of our annual general shareholders’ meeting and any other general meeting of shareholders, provided that a general meeting or our shareholders shall be deemed to have been duly convened if it is so agreed:

●	in the case of an annual general meeting by all the shareholders (or their proxies) entitled to attend and vote thereat; and

●	in the case of an extraordinary general meeting, by two-thirds (2/3) of the shareholders having a right to attend and vote at the meeting, present in person or by proxy or, in the case of a corporation or other non-natural person, by its duly authorized representative or proxy.

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

United States Federal Income Tax Considerations

●	The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our ordinary shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our ordinary shares);

●	persons who acquired our ordinary shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our ordinary shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our ordinary shares; or

●	persons holding our ordinary shares through a Trust.

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

We are subject to certain of the informational filing requirements of the Exchange Act. Since we are a “foreign private issuer,” we are exempt from the rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we are required to file with the SEC an Annual Report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish to the SEC, on Form 6-K, unaudited financial information after each of our first three fiscal quarters. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. The SEC also maintains a website at http://www.sec.gov that contains reports and other information that we file with or furnish electronically with the SEC. Additionally, documents referred to in this Form 20-F may be inspected at our corporate offices, which are located at 61 Robinson Road Level 6 & 7, #738, Singapore 068893.

I.	Subsidiary Information

Not Applicable.

J.	Annual Report to Security Holders

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

Accounts receivable is typically unsecured and are derived from revenue earned from the mining machine resale business. The risk with respect to accounts receivable is mitigated by credit evaluations performed on them.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A.	Debt Securities

Not Applicable.

B.	Warrants and Rights

Not Applicable.

C.	Other Securities

Not Applicable.

D.	American Depositary Shares

Not Applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not Applicable.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2024, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2024 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2024.

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

Not Applicable.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a Code of Ethics that applies to all of its employees, officers, and directors. This includes our principal executive officer, principal financial officer, and principal accounting officer or controller, or persons performing similar functions. The full text of our Code of Ethics has been posted on its website at https://btct.investorroom.com/code-of-ethics.

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

Audit Alliance LLP

	For the Year Ended December 31,
(in thousands of US$)	2023	2024
Audit fees(1)	240	265
Audit related fees(2)	-	-
Tax fees(3)	-	-
All other fees	-	-
Total	240	265

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

Not Applicable.

TEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not Applicable.

Item 16I. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not Applicable.

Item 16J. INSIDER TRADING POLICIES

We have adopted an Insider Trading Policy that governs purchases and sales of and other transactions in our securities and securities of our partners and customers by our and our subsidiaries’ officers, members of our Board of Directors and all of our and our subsidiaries’ employees, contractors and consultants. We believe the Insider Trading Policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, and the exchange listing standards applicable to us.

Item 16K. CYBERSECURITY

Cybersecurity represents a critical component of the Company’s overall approach to risk management. The Company’s cybersecurity policies, standards and practices are part of the Company’s risk management approach, and cybersecurity risks are among the core enterprise risks that are subject to oversight by the Board of Directors. The Company approaches cybersecurity threats by (i) identifying, preventing and mitigating actual or potential cybersecurity threats to the Company; (ii) preserving the confidentiality, integrity and availability of the information that we collect and store to use in our business; (iii) protecting the Company’s intellectual property; (iv) maintaining the confidence of our customers, clients and business partners; and (v) providing appropriate public disclosure of cybersecurity risks and incidents when required.

We recognize the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as such term is defined in Item 106(a) of Regulation S-K. These material risks are managed across us, our subsidiaries, and third-party contractors, and monitoring such risks and threats is integrated into our overall risk management program. Our risk management program is comprised of, among other things, policies that are designed to identify, assess, manage, and mitigate cybersecurity risk, and is based on applicable laws and regulations, informed by industry standards and best practices.

Our Chief Financial Officer is responsible for our cybersecurity program, and our Manager of Cybersecurity is our incident response team leader. In this position, our Manager of Cybersecurity oversees our cybersecurity team, and guides our incident response team, which is comprised of members from across our organization, including cybersecurity, IT support, mining operations, software engineering, compliance and legal, as well as contractors and other partners, as they support our cybersecurity functions. Our Manager of Cybersecurity has nearly two decades of experience in cybersecurity management and policy, achieved through job training and higher education, and possesses a background in security and alignment of information technology solutions.

Our Response Plan, developed by management and our cybersecurity team, and IT support team, serves as a Company-wide guide to facilitate coordinated, prompt, and systematic responses to any cybersecurity incidents and utilizes four interconnecting phases: (1) Preparation; (2) Detection and Analysis; (3) Containment, Eradication, and Recovery; and (4) Post-Incident Activity.

Upon detection of a cybersecurity incident and initial intake and validation by our cybersecurity team, our incident response team triages and evaluates the cybersecurity incident, and, depending on the severity, escalates the incident to management and a cross-functional working group. Any incident assessed as potentially being or potentially becoming material is immediately escalated for further assessment and reported to executive management. Determination of what resources are needed to address the incident, prioritizing of response activities, forming of action plans, and notification of external parties as needed are then undertaken by executive management and the cross-functional working group, led by our Chief Financial Officer and Manager of Cybersecurity. We consult with outside counsel as appropriate, including on materiality analysis and disclosure matters, and our executive management makes the final materiality and disclosure determinations, among other compliance decisions.

In 2024, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we may not be successful in eliminating all risks from cybersecurity threats and can provide no assurances that undetected cybersecurity incidents have not occurred. See Part I, Item 1A. “Risk Factors” of this Annual Report for more information regarding the cybersecurity risks we face.

ITEM 17. FINANCIAL STATEMENTS

We have elected to provide financial statements pursuant to Item 18.

ITEM 18. FINANCIAL STATEMENTS

The consolidated financial statements of BTC Digital Ltd. are included at the end of this annual report.

ITEM 19. EXHIBITS

We hereby file as part of this Report the exhibits listed in the attached Exhibit Index. Exhibits that are incorporated herein by reference can be inspected on the SEC website at www.sec.gov.

Exhibit	Description	Incorporated by Reference
		Form	File No.	Exhibit	Filing Date
1.1	Amended and Restated Memorandum and Articles of the Company	20-F	001-39258	1.1	May 16, 2022
1.2	Secretary’s Certificates certifying the change of the Company’s name and the Share Consolidation	10-K	001-39258	3.2	April 15, 2024
2.1	Description of Share Capital	S-3	333-283367		November 20, 2024
2.2	Specimen Ordinary Shares Certificate, as currently effective	10-K	001-39258	4.2	April 15, 2024
2.3	Specimen Warrant Certificate of the Company (Prior to Share Consolidation)	F-4	333-235859	4.2	March 6, 2020
2.4	Specimen Unit Certificate of the Company (Prior to Share Consolidation)	F-4	333-235859	4.3	March 6, 2020
2.5	Form of Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and the Company	F-4	333-235859	4.8	March 6, 2020
2.6	Unit Purchase Option of Chardan Capital Markets, LLC	F-4	333-235859	4.9	March 6, 2020
2.7	Unit Purchase Option of I-Bankers Securities, Inc.	F-4	333-235859	4.10	March 6, 2020
2.8	Voting Agreement between the Company and EdtechX, and certain other parties thereto dated March 30, 2020	20-F	001-39258	3.1	June 4, 2020
2.9	Registration Rights Agreement between the Company and Every Bridge Limited, dated March 30, 2020	20-F	001-39258	4.18	June 4, 2020
2.10	Registration Rights Agreement between the Company and Xiamen ITG Education Group CO., LTD, dated March 30, 2020	20-F	001-39258	4.20	June 4, 2020
2.11	Form of Amended and Restated Registration Rights Agreement between Holdco and the Investors party thereto	F-4	333-235859	10.19	March 6, 2020
2.12	Registration Rights Agreement between the Company and Meten Shareholders, dated March 30, 2020	20-F	001-39258	4.22	June 4, 2020
2.13	Specimen Ordinary Share Certificate of the Company (prior to Share Consolidation)	20-F	001-39258	2.4	May 16, 2022
2.14	Form of Pre-Funded Warrants	8-K	001-39258	4.1	December 9, 2024
4.1	The ESOP Plan	F-4	333-235859	10.1	March 6, 2020
4.2	Form of Indemnification Agreement with our directors and executive officers	10-K	001-39258	10.2	April 15, 2024
4.3	Form of Employment Agreement between the Company and its executive officers	10-K	001-39258	10.3	April 15, 2024

4.4	Joint Venture Agreement between the Company and certain individuals, dated December 20, 2021	6-K	001-39258	10.1	December 22, 2021
4.5	Strategic Cooperation Agreement between the Company and AGM Group Holdings Inc., dated October 26, 2021	20-F	001-39258	4.22	May 16, 2022
4.6	Hosting Agreement entered into by and between Exponential Digital, Inc. and Meten Service USA Corp., dated January 11, 2022	20-F	001-39258	4.10	March 15, 2023
4.7	English Translation of the Mining Machine Rental Agreement entered into by and between Meten Holding Group Ltd. and Lobo Group Limited, dated October 4, 2022	20-F	001-39258	4.11	March 15, 2023
4.8	Loan and Security Agreement by and between Meten Holding Group Ltd. and JM DIGITAL INC., dated October 1, 2022	20-F	001-39258	4.12	March 15, 2023
4.9	Sales and Purchase Agreement Between BITMAIN TECHNOLOGIES DELAWARE LIMITED and Meten Block Chain LLC	10-K	001-39258	10.9	April 15, 2024
4.10	English Translation of the Asset Transfer Agreement entered into by and among Meten Holding Group Ltd., Jianyu Guo and Tianying Zheng, dated June 7, 2023	6-K	001-39258	10.1	June 8, 2023
4.11	English Translation of Amendment No. 1 to the Asset Transfer Agreement entered into by and among Meten Holding Group Ltd., Jianyu Guo and Tianying Zheng, dated July 10, 2023	6-K	001-39258	10.1	July 14, 2023
4.12	Subscription Agreement entered into by and between the Company and FU Qinyun, dated August 1, 2023	6-K	001-39258	10.1	August 7, 2023
4.13	Subscription Agreement entered into by and between the Company and Future Satoshi Ltd., dated August 1, 2023	6-K	001-39258	10.2	August 7, 2023
4.14	Form of Subscription Agreement	6-K	001-39258	10.1	December 26, 2023
4.15	English Translation of Asset Purchase Agreement dated October 5, 2023	10-K	001-39258	10.15	April 15, 2024
4.16	The Acquisition Agreement among Meten Service USA Corp., BTC Digital Ltd., and Mine Crypto Pro Inc.	8-K	001-39258	10.1	July 3, 2024
4.17*†	The Asset Purchase Agreement with BITMAIN TECHNOLOGIES DELAWARE LIMITED	-	-	-	-
8.1	Subsidiaries of the Registrant	10-K	001-39258	21.1	April 15, 2024
11.1	Insider Trading Policies and Procedures	10-K	001-39258	19.1	April 15, 2024
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	-	-	-	-
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	-	-	-	-
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350	-	-	-	-
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350	-	-	-	-
14.1	Code of Ethics	10-K	001-39258	14.1	April 15, 2024
15.1*	Consent of Audit Alliance LLP	-	-	-	-
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	10-K	001-39258	97.1	April 15, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K. If requested by the Commission or its staff, the registrant will promptly provide on a supplemental basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

April 30, 2025	BTC Digital Ltd.

	By:	/s/ Siguang Peng
Siguang Peng
Chief Executive Officer

BTC Digital Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

BTC Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BTC Digital Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2024 and 2023, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years ended December 31,2024,2023 and 2022, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years ended December 31, 2024,2023 and 2022, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Basis for Opinion

These consolidated financial statements are the responsibility of the Group’s management. Our responsibility is to express an opinion on the Group’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (‘‘PCAOB’’) and are required to be independent with respect to the Group in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Group is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Singapore

April 30, 2025

FINANCIAL INFORMATION

BTC DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
		US$’000	US$’000

ASSETS
Current assets
Cash and cash equivalents		43	14,900
Accounts receivable	4	5,485	5,477
Prepayments and other current assets	5	2,980	2,891
Amounts due from related parties		-	200
Digital assets	6	436	1,085

Total current assets		8,944	24,553

Non-current assets
Equity method investments	7	2,897	4,023
Right-of-use asset		-	384
Property and equipment, net	8	12,702	12,170
Total non-current assets		15,599	16,577

Total assets		24,543	41,130

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		128	115
Short term loans	10	125	484
Contract liabilities		792	124
Current lease liability		-	49
Accrued expenses and other payables		-	121
Amounts due to related parties	14(b)	4,056	-
Total current liabilities		5,101	893

Non-current liability
Lease liability		-	320
Total non-current liability		-	320

Total liabilities		5,101	1,213

BTC DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of US$, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2023	2024
		US$’000	US$’000

Shareholders’ equity
Ordinary shares (US$0.06 par value; 25,000,000 shares authorized; 2,097,535 and 6,434,040 shares issued outstanding as of December 31, 2023 and December 31, 2024)	13	121	368
Additional paid-in capital		205,920	228,137
Accumulated deficit		(186,599)	(188,588)

Total shareholders’ equity		19,442	39,917

Total liabilities and shareholders’ equity		24,543	41,130

BTC DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS LOSS

(In thousands of US$, except share data and per share data, or otherwise noted)

	Note	2022	2023	2024
		US$’000	US$’000	US$’000

Revenues		11,831	9,073	11,675
Cost of revenues		(10,063)	(10,208)	(11,560)
Gross profit /(loss)		1,768	(1,135)	115
Operating expenses:
Selling and marketing expenses		-	(225)	(355)
General and administrative expenses		(721)	(1,121)	(2,438)
Gain/(Loss) from operations		1,047	(2,481)	(2,678)
Other income (expenses):
Realized gain/(loss) on exchange of digital assets		(273)	34	713
Interest income		-	1	-
Interest expenses		(20)	(63)	(48)
Equity in income on equity method investments		12	12	75
Foreign currency exchange gain, net		173	-	-
Other income/(expenses), net		28	(327)	(51)
Gain/(Loss) before income tax from continuing operations		967	(2,824)	(1,989)
Income tax expense	9	-	-	-
Net gain/(loss) from continuing operations		967	(2,824)	(1,989)
Loss from discontinued operations, net of income taxes		(6,165)	-	-
Gain on disposal of discontinued operations, net of income taxes		10,835	-	-
Net income from discontinued operations, net of income taxes		4,670	-	-
Net income/(loss)		5,637	(2,824)	(1,989)
Net loss from discontinued operations attributable to non-controlling interest		(2,049)	-	-
Less: Net loss attributable to the non-controlling interest		(2,049)	-	-
Net income(loss) attributable to shareholders of the Company		7,686	(2,824)	(1,989)
Net income/(loss)		5,637	(2,824)	(1,989)

Net earning/(loss) per share-Basic	11
-From continuing operation		8.26	(1.89)	(0.66)
-From discontinued operation		6.84	-	-
Net earning/(loss) per share- Diluted
-From continuing operation		8.26	(1.89)	(0.66)
-From discontinued operation		6.84	-	-
Weighted average shares used in calculating net loss per share
- Basic		682,779	1,494,333	3,023,327
- Diluted		682,779	1,494,333	3,023,327

BTC DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US$, except share data and per share data, or otherwise noted)

		Ordinary shares		Additional paid-in capital	Accumulated deficit	Total (deficit)/equity attributable to shareholders of the Company	Non-controlling interests	Total (deficit)/equity
	Note	Number of shares*	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balances as of December 31, 2021		568,572	32	194,683	(191,461)	3,254	2,049	5,303
Net loss for the year		-	-	-	7,686	7,686		7,686
Disposal of VIE		-	-	-	-	-	(2,049)	(2,049)
Share-based compensation		-	-	849	-	849	-	849
Issuance of ordinary shares		475,437	31	7,460	-	7,491	-	7,491
Balances as of December 31, 2022		1,044,009	63	202,992	(183,775)	19,280	-	19,280
Net loss for the year		-	-	-	(2,824)	(2,824)	-	(2,824)
Issuance of ordinary shares		1,053,526	58	2,790	-	2,848	-	2,848
Share-based compensation		-	-	138	-	138	-	138
Balances as of December 31, 2023		2,097,535	121	205,920	(186,599)	19,442	-	19,442
Net loss for the year					(1,989)	(1,989)		(1,989)
Issuance of ordinary shares		4,336,505	247	21,646	-	21,893	-	21,893
Share-based compensation		-	-	571	-	571	-	571
Balances as of December 31, 2024		6,434,040	368	228,137	(188,588)	39,917	-	39,917

*	Retrospectively restated due to thirty for one reverse stock split, see Note 13

BTC DIGITAL LTD.

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$, except share data and per share data, or otherwise noted)

		For the Year Ended December 31,
	Note	2022	2023	2024
		US$’000	US$’000	US$’000
Cash flows from operating activities:
Net (loss)/income		5,637	(2,824)	(1,989)
Adjustments to reconcile net income/(loss) to net cash generated from operating activities:
Depreciation		4,176	3,151	3,671
Realized loss/(gain) on exchange of digital assets		273	(34)	(713)
Equity income on equity method investments		(512)	(12)	(75)
Share-based compensation expenses	12	849	138	571
Net loss/(gain) on disposal of property and equipment		(3,866)	357	45
Amortization of operating lease right-of-use asset		1,346	-	10
Impairment losses on cryptocurrency assets		3	-	-
Provision for impairment loss of account receivables and other receivables		1,652	-	-
Deferred income tax (benefit)/expense		59	-	-
Loss on disposal and closure of subsidiaries and branches		2,639	-	-
Gains on disposal of subsidiaries and VIEs		(10,835)	-	-
Changes in operating assets and liabilities, net of effect of acquisitions and disposals of subsidiaries:
Increase/(decrease) in accounts receivable		(10,325)	3,417	8
Increase in right-of-use asset		-	-	(394)
Decrease in contract assets		214	-	-
Decrease in other contract costs		2,723	-	-
Decrease in other non-current assets		1,479	-	-
(Increase)/decrease in prepayments and other current assets		(969)	3,003	8
Change of Digital assets		(367)	(311)	64
Increase/(decrease) in accounts payable		3,289	(3,327)	(13)
(Increase)/decrease in deferred revenue		(12,613)	250	(126)
Decrease in salary and welfare payable		(2,609)	-	-
Decrease in financial liabilities from contracts with customers		(10,169)	-	-
Increase/(decrease) in accrued expenses and other payables		(1,849)	-	121
(Decrease in prepaid tax		34	-	-
Increase/(decrease) in operating lease liability		(1,314)	-	49
Increase in income taxes payable		9	-	-
Increase of lease liability-non-current		-	-	320
Net cash flow generated from/(used in) operating activities		(31,046)	3,808	1,557
Cash flows from investing activities:
Purchases of property and equipment		(8,875)	(2,501)	(2,744)
Disposal of subsidiaries and VIEs		(2,534)	-	-
Payment for investment in associate		(1,799)	-	-
Proceeds from disposal of property and equipment		10,605	564	-
Advances to related parties		(194)	(2,683)	(4,697)
Repayment of advances to related parties		441	-	441
Net cash used in investing activities		(2,356)	(4,620)	(7,000)
Cash flows from financing activities:
Proceeds from Short term loans		1,041	182	810
Repayment of Short term loans		(1,041)	(927)	(451)
Advances from related parties		4,063	-	-
Repayment of advances from related parties		(2,770)	-	-
Reserves recapitalization and proceeds from issuance of ordinary shares		-	1,552	19,941
Proceeds from issuance of ordinary shares for private placement		6,459	-	-
Net cash generated from financing activities		7,752	807	20,300
Net increase/(decrease) in cash and cash equivalents and restricted cash		(25,650)	(5)	14,857
Cash and cash equivalents and restricted cash at the beginning of the year		25,698	48	43
Cash and cash equivalents and restricted cash at the end of the year		48	43	14,900
Supplemental disclosure of cash flow information:
Interest paid		23	63	21
Income tax paid		104	-	-
Supplemental disclosure of non-cash flow information:
Lease liability arising from obtaining right-of-use asset		-	-	394
Non-cash issuance of common shares for the purchase of equity in a joint venture		-	-	1,051
Non-cash issuance of common shares for the payment of mining facility acquisition		-	-	360
Issuance of ordinary shares for previously received cash proceeds				542

BTC DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

Meten EdtechX Education Group Ltd (the “Company”) was incorporated on September 27, 2019 under the law of Cayman Islands as an exempted company with limited liability. Meten EdtechX Education Group Ltd changed its name to “Meten Holding Group Ltd.” on August 11, 2021. On August 11, 2023, the Company changed its name to “BTC Digital Ltd.” The Company and its subsidiaries (the “Group”) are primarily engaged in the bitcoin mining business, and also generates revenue through mining machines resale and rental business operations.

As of December 31, 2024, the details of the Company’s subsidiaries were as follows:

Entity	Date of incorporation	Place of incorporation	Percentage of direct or indirect economic ownership	Principal activities
Major subsidiaries:
Meten International Education Group	July 10, 2018	Cayman Islands	100%	Investment holding
Meten Education Investment Limited (“Meten BVI”)	July 18, 2018	British Virgin Islands (“BVI”)	100%	Investment holding
Likeshuo Education Investment Limited (“Likeshuo BVI”)	July 18, 2018	BVI	100%	Investment holding
Meten Education (Hong Kong) Limited (“Meten HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Likeshuo Education (Hong Kong) Limited (“Likeshuo HK”)	August 22, 2018	Hong Kong	100%	Investment holding
Meta Path investing holding company	December 3, 2021	Cayman Islands	100%	Investment holding
Met Chain investing holding company Ltd	January 5, 2022	BVI	100%	Investment holding
METEN BLOCK CHAIN LLC	March 8, 2022	United States	100%	Investment holding
Meten Service USA Corp.	March 3, 2016	United States	100%	Investment holding
BTC DIGITAL SINGAPORE PTE. LTD.	March 14, 2024	Singapore	100%	Investment holding
QUENCH DATA LLC	January 3, 2024	United States	100%	Leasing of property for Group use only

(b)	History of the Group and reorganization

Organization and General

The Company is authorized to issue 500,000,000 ordinary shares with a par value of $0.06 per share. On September 27, 2019, the Company issued one ordinary share to its sole director Richard Fear for a purchase price of $0.0001. On the same day, the one ordinary share owned by Richard Fear was transferred to Guo Yupeng.

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

In connection with merger transaction, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest USD 6,000, USD 4,000 and USD 6,000 to purchase shares of the Company. The financing of the USD 12,000 was completed on March 30, 2020, and the USD 4,000 financing was terminated on April 14, 2020 as the investor failed to pay the purchase price by the agreed deadline.

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

The Company has previously conducted the ELT services in China through a series of contractual arrangements with Shenzhen Meten and Shenzhen Likeshuo and their respective subsidiaries, and consolidated the financial results of Shenzhen Meten and Shenzhen Likeshuo and their subsidiaries in the Company’s consolidated financial statements in accordance with U.S. generally accepted accounting principles (“GAAP”).

(d)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP’.

The consolidated financial statements are presented in dollars (“US$”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

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

The preparation of the Company’s consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the balance sheet date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include, but are not limited to, estimate of standalone selling prices of each unit of accounting in multiple elements arrangements, estimate of breakage, the fair value of identifiable assets acquired, liabilities assumed and non-controlling interests in business combinations, the useful lives of long-lived assets including intangible assets, the fair value of the reporting unit for the goodwill impairment test, the allowance for doubtful accounts receivable and other receivables, the realization of deferred tax assets, the fair value of share-based compensation awards, lease liability, right-of-use asset and the recoverability of long-lived assets. Changes in facts and circumstances may result in revised estimates. Actual results could differ from those estimates, and as such, differences may be material to the consolidated financial statements.

(b)	Functional currency

The Group use United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is United States dollar (“US$”).

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and time deposits, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash and cash equivalents.

(d)	Accounts receivable

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

(e)	Digital assets

Digital asset (including bitcoin) is included in current assets in the accompanying consolidated balance sheets. Digital assets purchased are recorded at cost and digital assets awarded to the Group through its mining activities are accounted for in connection with the Group’s revenue recognition policy disclosed below.

Digital assets held are accounted for as intangible assets with indefinite useful lives. An intangible asset with an indefinite useful life is not amortized but assessed for impairment annually, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. Impairment exists when the carrying amount exceeds its fair value, which is measured using the quoted price of the digital assets at the time its fair value is being measured. In testing for impairment, the Group has the option to first perform a qualitative assessment to determine whether it is more likely than not that an impairment exists. If it is determined that it is not more likely than not that an impairment exists, a quantitative impairment test is not necessary. If the Group concludes otherwise, it is required to perform a quantitative impairment test. To the extent an impairment loss is recognized, the loss establishes the new cost basis of the asset. Subsequent reversal of impairment losses is not permitted.

Purchases of digital assets by the Group, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the consolidated statements of operations and comprehensive income (loss). The Group accounts for its gains or losses in accordance with the first-in first-out method of accounting.

(f)	Equity method investments

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

(g)	Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation and any recorded impairment.

Gains or losses arising from the disposal of an item of property and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognized in profit or loss on the date of disposal.

The estimated useful lives are presented below.

Miners	5 years
Mining Infrastructure	10 years

Depreciation on property and equipment is calculated on the straight-line method over the estimated useful lives of the assets.

(h)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the years December 31, 2022, 2023 and 2024.

(i)	Operating leases

The Group determines whether an arrangement contains a lease at inception. Operating leases are recognized on the consolidated balance sheets as right-of-use (“ROU”) asset and corresponding current and non-current lease liability.

ROU asset represent the Group’s right to use an underlying asset for the lease term, while lease liability represents the Group’s obligation to make lease payments. At the lease commencement date, operating lease ROU asset and lease liability are initially measured at the present value of future lease payments over the lease term.

As most of the Group’s leases do not provide an implicit interest rate, the Group uses its incremental borrowing rate at the commencement date to discount lease payments. The incremental borrowing rate reflects the interest rate the Group would pay to borrow an amount equal to the lease payments over a similar term, with similar security.

The ROU asset include the initial amount of lease liability, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received. Lease expense is recognized on a straight-line basis over the lease term.

Subsequent to initial recognition, lease liability is measured at amortized cost using the effective interest method. ROU asset is depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the underlying asset.

The Group reviews ROU asset for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses, if any, are recognized in the consolidated statements of operations. If the recoverable amount of the ROU asset subsequently increases, a reversal of previously recognized impairment loss is allowed, up to the carrying amount that would have been determined had no impairment loss been recognized.

(j)	Revenue recognition

The Group adopted ASC 606, “Revenue from Contracts with Customers” for all periods presented. Consistent with the criteria of ASC 606, the Group follows five steps for its revenue recognition: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract, and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

The primary sources of the Group’s revenue is as follows:

(1)	Digital asset mining

The Group has entered into digital asset mining pools by executing contracts with the mining pool operators to provide computing power to the mining pool. The contracts are terminable at any time by either party and the Group’s enforceable right to compensation only begins when the Group provides computing power to the mining pool operator. In exchange for providing computing power, the Group is entitled to a fractional share of the fixed digital assets award the mining pool operator receives, for successfully adding a block to the blockchain. The Group’s fractional share is based on the proportion of computing power the Group contributed to the mining pool operator to the total computing power contributed by all mining pool participants in solving the current algorithm.

Providing computing power in digital asset transaction verification services is an output of the Group’s ordinary activities. The provision of such computing power is the only performance obligation in the Group’s contracts with mining pool operators. The transaction consideration the Group receives, if any, is noncash consideration, which the Group measures at fair value on the date received, which is not materially different than the fair value at contract inception or the time the Group has earned the award from the pools. The consideration is all variable. Because it is not probable that a significant reversal of cumulative revenue will not occur, the consideration is constrained until the mining pool operator successfully places a block (by being the first to solve an algorithm) and the Group receives confirmation of the consideration it will receive, at which time revenue is recognized. There is no significant financing component in these transactions.

Fair value of the digital assets award received is determined using the quoted price of the related digital assets at the time of receipt. There is currently no specific definitive guidance under GAAP or alternative accounting framework for the accounting for digital assets recognized as revenue or held, and management has exercised significant judgment in determining the appropriate accounting treatment. In the event authoritative guidance is enacted by the FASB, the Group may be required to change its policies, which could have an effect on the Group’s consolidated financial position and results from operations.

(k)	Income taxes

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

The Group reduces the carrying amounts of deferred tax assets by a valuation allowance, if based on the available evidence, it is “more-likely-than-not’’ that such assets will not be realized. Accordingly, the need to establish valuation allowances for deferred tax assets is assessed at each reporting period based on a “more-likely-than-not’’ realization threshold. This assessment considers, among other matters, the nature, frequency and severity of current and cumulative losses, forecasts of future profitability, the duration of statutory carryforward periods, and the Group’s experience with operating loss and tax credit carryforwards, if any, not expiring.

The Group recognizes in its financial statements the impact of a tax position if that position is “more-likely-than-not’’ to prevail based on the facts and technical merits of the position. Tax positions that meet the “more-likely-than-not’’ recognition threshold are measured at the largest amount of tax benefit that has a greater than fifty percent likelihood of being realized upon settlement. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Interest and penalties recognized related to unrecognized tax benefits are classified as income tax expense in the consolidated statements of comprehensive income.

(l)	Share based compensation

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

Estimation of the fair value involves significant assumptions that might not be observable in the market, and a number of complex and subjective variables, including the expected share price volatility (approximated by the volatility of comparable companies), discount rate, risk-free interest rate and subjective judgments regarding the Group’s projected financial and operating results, its unique business risks and its operating history and prospects at the time the grants are made.

(m)	Contingencies

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

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, income taxes payable, accrued expenses and other payables as of December 31, 2022, 2023 and 2024 approximate their fair values because of short maturity of these instruments.

(ad)	Net income/(loss) per share

Basic net income/(loss) per share is computed by dividing net income/(loss) attributable to shareholders of the Group by the weighted average number of ordinary shares outstanding during the year. Diluted net income/(loss) per share reflects the potential dilution that could occur if securities or other contracts to issue ordinary shares were exercised into common shares. Ordinary share equivalents are excluded from the computation of the diluted net income/(loss) per share in years when their effect would be anti-dilutive. The Group has non-vested shares which could potentially dilute basic income/(loss) per share in the future. To calculate the number of shares for diluted net income/(loss) per share, the effect of the non-vested shares is computed using the treasury stock method.

(ae)	Recently issued accounting pronouncements

In September 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The FASB is issuing the amendments to enhance the transparency and decision usefulness of income tax disclosures. Investors currently rely on the rate reconciliation table and other disclosures, including total income taxes paid, to evaluate income tax risks and opportunities. While investors find these disclosures helpful, they suggested possible enhancements to better (1) understand an entity’s exposure to potential changes in jurisdictional tax legislation and the ensuing risks and opportunities, (2) assess income tax information that affects cash flow forecasts and capital allocation decisions, and (3) identify potential opportunities to increase future cash flows. The FASB decided that the amendments should be effective for public business entities for annual periods beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In July 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in ASU 2023-07 improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments in ASU 2023-07 improve financial reporting by requiring disclosure of incremental segment information on an annual and interim basis for all public entities to enable investors to develop more decision-useful financial analyses. The amendments are effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The adoption of this guidance did not have a material impact on its financial position, results of operations and cash flows.

In December 2023, the FASB issued ASU No. 2023-08, Accounting for and Disclosure of Crypto Assets (Subtopic 350-60). This ASU requires certain crypto assets to be measured at fair value separately in the balance sheet and income statement each reporting period. This ASU also enhances the other intangible asset disclosure requirements by requiring the name, cost basis, fair value, and number of units for each significant crypto holding. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within those fiscal years. Adoption of the ASU requires a cumulative-effect adjustment to the opening balance of retained earnings as of the beginning of the annual reporting period in which an entity adopts the amendments. Early adoption is also permitted, including adoption in an interim period. However, if the ASU is early adopted in an interim period, an entity must adopt the ASU as of the beginning of the fiscal year that includes the interim period. This ASU will result in gains and losses recorded in the consolidated financial statements of operations and additional disclosures when adopted. We are currently evaluating the adoption of this ASU and it will affect the carrying value of our crypto assets held and the gains and losses relating thereto, once adopted.

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards” For public business entities, the amendments in this Update are effective for annual periods beginning after December 15.2024，and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15,2025 and interim periods within those annual periods, Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. if an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

In March 2024, the FASB issued ASU 2024-02, “Codification Improvements — Amendments to Remove References to the Concepts Statements”. This update contains amendments to the Codification that remove references to various FASB Concepts Statements. These changes remove references to various Concepts Statements and the amendments apply to all reporting entities within the scope of the affected accounting guidance. The amendments in this Update are effective for public business entities for fiscal years beginning after December 15, 2024. Early application of the amendments in this Update is permitted for any fiscal year or interim period for which financial statements have not yet been issued (or made available for issuance). The Company believes the future adoption of this ASU is not expected to have a material impact on its financial statements.

In November 2024, the FASB issued ASU 2024-03, “Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses”. The amendments in this ASU are intended to improve financial reporting by requiring that public business entities disclose additional information about specific expense categories in the notes to financial statements at interim and annual reporting periods. For interim and annual reporting periods, an entity shall disaggregate, in a tabular format disclosure in the notes to financial statements, all relevant expense captions presented on the face of the income statement in continuing operations into the purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027.Early adoption is permitted. The amendments in this Update should be applied either (1) prospectively to financial statements issued for reporting periods after the effective date of this Update or (2) retrospectively to any or all prior periods presented in the financial statements We are currently evaluating the impact the adoption of ASU 2024-03 will have on its consolidated financial statements and related disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued

Other accounting standards that have been issued or proposed by FASB that do not require adoption until a future date are not expected to have a material impact on the consolidated financial statements upon adoption. The Group does not discuss recent pronouncements that are not anticipated to have an impact on or are unrelated to its consolidated financial condition, results of operations, cash flows or disclosures.

3.	Risks and Concentration

Credit and concentration risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents and restricted cash. As of December 31, 2024, substantially all of the Group’s cash and cash equivalents and restricted cash were deposited in financial institutions located in the United States, Singapore, Hong Kong and the PRC, which management believes are of high credit quality.

4.	Accounts receivables

	As of December 31,	As of December 31,
	2023	2024
	US$’000	US$’000
Accounts receivable	5,485	5,477

5.	Prepayments and other current assets

The prepayments and other assets consist of the following:

	As of December 31,	As of December 31,
	2023	2024
	US$’000	US$’000
Prepayments and other current assets
Prepayment for equipment	2,285	1,895
Deposits*	328	1,181
Others**	367	295
Less: Allowance for doubtful debts	-	(480)
Total	2,980	2,891

*	A March 2024 US$0.5 million deposit paid for a terminated Bitcoin mining facility acquisition remains partially unrecovered, with US$0.48 million outstanding due to counterparty default. A full impairment loss was recognized based on assessed credit risks.

**	The others mainly include prepaid consulting service fees and other sundry receivables.

6.	Digital assets

	As of December 31,	As of December 31,
	2023	2024
	US$’000	US$’000
BTC	436	1,085
Total	436	1,085

Additional information about bitcoin:

For the year ended December 31, 2024, the Company generated bitcoins primarily through mining services. The following table presents additional information about bitcoins for the years ended December 31, 2024 and 2023, respectively:

	As of December 31,	As of December 31,
	2023	2024
	US$’000	US$’000
Opening balance	91	436
Receipt of bitcoins from mining services	2,882	1,190
Exchange of BTC into USDT	(2,537)	(662)
Borrowed from third party	-	121
Ending balance	436	1,085

For the years ended December 31, 2024 and for the years ended December 31, 2023, the Group recognized impairment of Nil against bitcoins.

7.	Equity method investments

In December 2021, the Group had entered into an agreement with industry experts to establish a joint venture, Met Chain Co Limited under the laws of Hong Kong (the “2021 Joint Venture”), specializing in the research and development (“R&D”), production, and sales of cryptocurrency mining equipment. Upon the formation of the 2021 joint venture, the Group held 21% of the equity interests in the 2021 joint venture, with the option to acquire the equity interests held by the other parties to the Joint Venture Agreement under certain conditions as set forth in the Joint Venture Agreement. In November 2022, the Group had entered into an equity transfer agreement with each of the four other equity holders of Met Chain Co Limited to acquire a total of 3.3% of the equity interests in Met Chain Co Limited from the four equity holders, in consideration for such number of ordinary shares of the Company, par value $0.06 per share, valued at RMB7,120,478. In September 2024, the Group had entered into an equity transfer agreement with each of the four other equity holders of Met Chain Co Limited to acquire a total of 5.23% of the equity interests in Met Chain Co Limited from the four equity holders, in consideration for such number of ordinary shares of the Company, par value $0.06 per share, valued at US$ 1,050,400. As of December 31, 2023 and December 31, 2024, the Group held 24.3% and 29.53% of the equity interests in Met Chain Co Limited, respectively.

The Group recognized gain on equity method investments of $12,000, $12,000 and $75,000 for the year ended December 31, 2022, 2023 and 2024, respectively.

8.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,	As of December 31,
	2023	2024
	US$’000	US$’000
Cost:
Miners for Bitcoin	17,241	20,321
Total cost	17,241	20,321

Less: Accumulated depreciation	4,539	8,151

Property and equipment, net	12,702	12,170

Depreciation expense recognized for the years ended December 31, 2022, 2023and 2024 were US$1,816, and US$3,151, and US$3,671, respectively.

9.	Income tax

(a)	Cayman Islands

Under the current tax laws of Cayman Islands, the Company is not subject to tax on income, corporation or capital gain, and no withholding tax is imposed upon the payment of dividends to shareholders.

(b)	BVI

Under the current tax laws of the BVI, the Company’s BVI subsidiaries are not subject to any income taxes in the BVI.

(c)	Hong Kong Profits Tax

Under the current Hong Kong Inland Revenue Ordinance, the Group’s Hong Kong subsidiaries are subject to Hong Kong profits tax on its taxable income generated from the operations in Hong Kong. A Two-tiered Profits Tax rates regime was introduced since year 2018 where the first HK$2,000 of assessable profits earned by a company will be taxed at half the current tax rate (8.25%) whilst the remaining profits will continue to be taxed at 16.5%. There is an anti-fragmentation measure where each group will have to nominate only one company in the group to benefit from the progressive rates. Payments of dividends by the subsidiaries to the Company are not subject to withholding tax in Hong Kong.

10.	Short term loans

On October 1, 2022, the Group entered into a loan agreement with JM Digital., INC., with a maturity date of October 1, 2023. The Group had drawn down USDT $1,000 (RMB 6,897.2) under the agreement, which is subject to a fixed interest rate of 12% and an origination fee rate of 2%. The loan was guaranteed by 147 units of Ant Miner (S19 series machines) that are hosted at Exponential Digital, LLC’s facilities as collateral. The loan was fully repaid upon maturity as of December 31, 2023.

In 2023, the Group used BTC as collateral on Binance and applied for a collateralized loan of 181,500 USDT. These loans have no fixed term and can be repaid at any time. As of December 31, 2023, the Group had 4.09 BTC pledged as collateral, with an outstanding loan balance of 125,000 USDT. As of December 31, 2024, the Group had 11.62 BTC pledged as collateral, with an outstanding loan balance of 499,000 USDT.

11.	Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follow:

	For the year ended December 31,
	2022	2023	2024
	(in thousands of US$,except share data and per share data)
(Losses)/income per share from continuing operations—basic
Numerator:
Net (loss)/income from continuing operations available to shareholders of the Company - basic and diluted	5,637	(2,824)	(1,989)
Denominator
Weighted average number of ordinary shares - basic	682,779	1,494,333	3,023,327
Effect of dilutive securities	-	-	-
Dilutive effect of non-vested shares	682,779	1,494,333	3,023,327
Denominator for diluted net loss per share
Earnings/(losses) per share from continuing operations — basic	8.26	(1.89)	(0.66)
Earnings/(losses) per share from continuing operations —diluted	8.26	(1.89)	(0.66)
Losses per share from discontinued operations—basic
Numerator:
Net loss from discontinued operations available to shareholders of the Company - basic and diluted	4,670	-	-
Denominator		-	-
Weighted average number of ordinary shares - basic	682,779	-	-
Effect of dilutive securities		-	-
Dilutive effect of non-vested shares	682,779	-	-
Denominator for diluted net loss per share
Earnings/(losses) per share from discontinued operations — basic	6.84	-	-
Earnings/(losses) per share from discontinued operations — diluted	6.84	-	-

12.	Share-based compensation

The Group adopted the 2020 employee equity incentive plan (“2020 Plan”) for the granting of share-based awards to executive management, key employees and directors of the Group in exchange for their services.

According to the term of the 2020 Plan, the awarded share units would be contingently redeemable upon the occurrence of certain events. The repurchase price is determined based on a number of factors, including but not limited to the original subscription price of the share units and the business performance of the Group. The Group has made an assessment of the cash settlement feature in the award and the probability of the contingent event’s occurrence. Based on the assessment, the Group concluded that the cash settlement feature could be exercised only on the occurrence of a contingent event that is outside the employee’s control, and is not probable of occurring. Accordingly, the Group classified the award as equity.

The Group accounts for the compensation cost based on the fair value of the awarded share units on the grant-date, on which all criteria for establishing the grant dates are satisfied. The grant-date fair value of the awarded share units is recognized as compensation expense, net of estimated forfeitures, over the period during which an employee is required to provide service in exchange for the award, which is generally the vesting period.

The share-based compensation expenses of $849,000, $138,000 and $571,000 were charged to general and administrative expenses for the year ended December 31, 2022, 2023 and 2024, respectively.

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

Immediately prior to the Business Combination, Azimut Enterprises Holdings S.r.l. invested $20,000 in EdtechX to purchase 2,000,000 units of EdtechX, which were converted into same number of units of the Company upon closing of the Business Combination.

In connection with the Business Combination, on February 28, 2020, March 19, 2020 and March 26, 2020, three unrelated investors agreed to invest US$6,000, US$4,000 and US$6,000, respectively, to purchase shares of the Company. The two $6,000 financings were completed on March 30, 2020, and the US$4,000 financing was terminated on April 14, 2020 as the investor failed to pay the purchase price by the agreed deadline.

In connection with the Business Combination, the Company adopted a new incentive plan to replace the 2018 Plan. The Company rolled over awards granted under the 2013 Plan and 2018 Plan with the same amount and terms. As a result, options to purchase 3,050,701 of the Company’s ordinary shares were issued and outstanding on March 30, 2020. Additionally, the Company reserved for issuance pursuant to the plan one percent (1%) of the total issued and outstanding ordinary shares on the closing date (being 531,005 ordinary shares), and will reserve an additional 1% of then-outstanding shares each year for a period of four years following the first anniversary of the closing date of the Business Combination.

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

On November 10, 2022, the Company issued 3,532,841 ordinary shares of the Company, par value $0.003 per share, valued at RMB7,120,478, to the four equity holders to acquire 3.3% of the equity interests in the Joint Venture.

On June 7, 2023 and July 10, 2023, the Company has entered into an asset purchase agreement with two unaffiliated third parties to acquire 200 units of Antminer S19j Pro (110 TH/s), Bitcoin mining machines, and has issued to the sellers 227,456 ordinary shares of the Company.

On August 1, 2023, the Company has entered into subscription agreements with two foreign investors, including an institutional investor, Future Satoshi Ltd, and an individual investor, for the issue and sale of 200,000 ordinary shares of the Company, with a par value of $0.06 per share, for total gross proceeds of $1,000,000, or $5 per share.

On August 23, 2023, the Company completed a twenty for one share consolidation (the “2023 Share Consolidation”, together with the 2022 Share Consolidation, the “Share Consolidations”) of its issued and outstanding ordinary shares, par value $0.06 per share.

On October 5, 2023, the Company has entered into an asset purchase agreement with two unaffiliated third parties to acquire 220 units of Antminer S19j Pro, Bitcoin mining machines, and has issued to the sellers 276,572 ordinary shares of the Company.

On December 14, 2023, the Company has entered into subscription agreements with three individual investors, for the issue and sale of 303,497 ordinary shares of the Company, par value US$0.06 per share (the “Ordinary Shares”), for total gross proceeds of $1,014,286, or US$3.342 per share.

On January 5, 2024 the Company offered 303,497 ordinary shares, par value US$0.06 per share (the “Ordinary Shares”), under the subscription agreements on December 14, 2023.

On March 19, 2024, the Company issued 209,753 ordinary shares, under the Company’s share incentive plan, par value of $0.06 per share.

On July 23, 2024 the Company offered 166,667 ordinary shares, par value US$0.06 per share (the “Ordinary Shares”), under the acquisition agreement on June 28, 2024.

On September 16, 2024, the Company issued 520,000 ordinary shares of the Company, par value US$0.06 per share, to the four equity holders to acquire 5.23% of the equity interests in the Joint Venture.

On November 13 and 15, 2024, the Company issued 727,425 and 120,372 ordinary shares of the Company, par value US$0.06 per share, in connection with a cashless warrant exercise.

On December 9, 2024, the Company offered 880,000 ordinary shares, par value US$0.06 per share at a purchase price of US$8.0 per share.

In December, 2024, the Company issued 1,408,791 ordinary shares of the Company, par value US$0.06 per share upon the exercise of pre-funded warrants.

As of December 31, 2023 and 2024, there were 2,097,535 and 6,434,040 ordinary shares issued and outstanding, respectively.

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

On December 9, 2024, the Company offered 1,620,000 Pre-Funded Warran, $7.999 for each Pre-Funded Warrant, which is equal to the public offering price per Ordinary Share to be sold in the offering minus an exercise price of $0.001 per Pre-Funded Warrant.

14.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Mr. Zhao Jishuang	A major shareholder of the Company
Mr. Guo Yupeng	A major shareholder of the Company
Mr. Peng Siguang	A major shareholder of the Company
Met Chain Co., Limited	An associate company of the company

(a)	Major transactions with related parties

	For the years Ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000

Advances from related parties
- Mr. Zhao Jishuang	1,469	-	431
- Mr. Peng Siguang	-	-	10
- Mr. Guo Yupeng	290	-	-
- Met Chain Co.,Limited	2,042	-	-
Total	3,801	-	441

	For the years Ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000

Repayment of advances from related parties
- Mr. Zhao Jishuang	1,485	2,455	2,383
- Mr. Peng Siguang	-	-	10
- Mr. Guo Yupeng	-	-	290
- Met Chain Co., Limited	-	228	1,814
Total	1,485	2,683	4,497

	For the years Ended December 31,
	2022	2023	2024
	USD’000	USD’000	USD’000

Advances to related parties
- Mr. Guo Yupeng	-	-	12
- Met Chain Co., Limited	-	-	188
Total	-	-	200

(b)	Balances with related parties

	As of December 31,	As of December 31,
	2023	2024
	USD’000	USD’000
Amounts due to related parties
Current
- Mr. Guo Yupeng	290	-
- Mr. Zhao Jishuang	1,952	-
- Met Chain Co., Limited	1,814	-
Total	4,056	-

	As of December 31,	As of December 31,
	2023	2024
	USD’000	USD’000
Amounts due from related parties
Current
- Mr. Guo Yupeng	-	12
- Met Chain Co., Limited	-	188
Total	-	200

(i)	Advances from/to these related parties are unsecured, interest free and repayable on demand.

15.	Restricted net assets

There is no other restriction on use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Company.

16.	Commitments

Capital commitments

The Group has commitment for capital expenditure totaling $3.83 million as of December 31, 2024. The commitment is related to purchase miners and acquire a BTC mining facility.

17.	Subsequent events

Public Warrant Delisting Due to Expiration

The public warrants issued by the Company in March 2020 expired on March 31, 2025. As a result, they have been removed from listing on the Nasdaq Stock Market.

Registration Statements on Form S-8

The Group filed with the U.S. Securities and Exchange Commission Registration Statements on Form S-8 March 31, 2025. This Registration Statement on Form S-8 registers under the Securities Act an aggregate of 321,500 ordinary shares.

The Company has assessed all subsequent events from December 31, 2024, up through April 30, 2025, which is the date that these consolidated financial statements were available to be issued, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements other than noted above.