Form 20-F
period 2025-12-31
BTC Digital Ltd.
filed 2026-05-11
CIK 1796514

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

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

None

(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of December 31, 2025 was: 9,516,975 ordinary shares, par value $0.06 per share.

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Emerging growth company ☐

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

BTC DIGITAL LTD.

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

Summary of Risk Factors

Our business is subject to a number of risks of which you should be aware before making an investment decision. Among these important risks are the following, which are more fully described below:

Risks Related to Our Business and Industry

Risks and uncertainties related to our cryptocurrency business and industry include, but are not limited to, the following:

●	We have a limited operating history of blockchain and cryptocurrency business.

●	As the operating entities develop their blockchain and cryptocurrency business, our total revenue and cash flow will become materially dependent on the market value of digital assets and the volume of digital assets received from their mining efforts. If such market value or volume declines, our business, operating results and financial condition would be adversely affected.

●	The cost of acquiring new mining machines has historically been capital intensive, and is likely to continue to be very capital intensive, which may have a material and adverse effect on our business and results of operations.

●	The price of new mining machines may be linked to the market price of bitcoin and other cryptocurrencies, and our costs of obtaining new and replacement mining machines may increase along with the market price of bitcoin and other cryptocurrencies, which may have a material and adverse effect on our financial condition and results of operations.

●	Although we currently mine bitcoin as well as certain other cryptocurrencies, including Dogecoin and Litecoin, and also hold other digital assets, including Ethereum, our future success will depend in large part on the market value of bitcoin and other digital assets we mine or hold. Any sustained decline in the value of bitcoin or such other digital assets could adversely affect our business, results of operations, financial condition and liquidity.

●	To the extent that the profit margins of bitcoin mining operations are not high, operators of bitcoin mining operations are more likely to immediately sell bitcoin rewards earned by mining in the market, thereby constraining growth of the price of bitcoin, which could adversely impact us.

●	We are subject to risks associated with our need for significant electrical power.

●	The cryptocurrencies stored by the operating entities may be subject to accidental or unauthorized loss or theft or otherwise may be access restricted.

Risks Related to Bitcoin

Risks and uncertainties related to bitcoin include, but are not limited to, the following:

●	The trading price of bitcoin, which may be subject to pricing risks, including volatility related risks, has historically been subject to wide swings. A material decrease in the price of bitcoin could have a materially adverse effect on our business and results of operations.

●	The markets for bitcoin may be underregulated. As a result, the market price of bitcoin may be extremely volatile. Rapid decreases in the price of bitcoin could have a materially adverse effect on our business and results of operations.

●	Banks and financial institutions may not provide banking services, or may cut off services, to businesses that engage in cryptocurrency-related activities.

●	We have an evolving business model subject to various uncertainties.

●	It may be illegal now, or in the future, to acquire, own, hold, sell or use bitcoin, or other cryptocurrencies, participate in blockchains or utilize similar cryptocurrency assets in one or more countries, the ruling of which would adversely affect us.

●	The development and acceptance of competing blockchain platforms or technologies may cause demand for bitcoin to decrease.

Risks Related to Governmental Regulation and Enforcement

●	If bitcoins are determined to be investment securities, and we hold a significant portion of our assets in bitcoins, investment securities or non-controlling equity interests of other entities, we may inadvertently violate the Investment Company Act of 1940 (the “Investment Company Act”). We could incur large losses to modify our operations to avoid the need to register as an investment company or could incur significant expenses to register as an investment company or could terminate operations altogether.

●	We may be required to register as an investment company under the Investment Company Act. In such event, we may be deemed as operating as an unregistered investment company in violation of the Investment Company Act and required to register as an investment company or to adjust our strategies.

●	We cannot be certain as to how future regulatory developments will impact our business and any such additional regulatory requirements, or changes in how existing requirements are interpreted and applied, may cause us to cease all or certain of our operations or change our business model.

●	If U.S. and/or foreign regulators and other government entities assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

●	If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Risks Related to Our Ordinary Shares and the Trading Market

●	Our share price has been volatile and not entirely related to our performance and financial results. The price of our ordinary shares may be subject to further volatility in the future.

●	We may issue additional ordinary shares or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of our ordinary shares.

●	We are not expected to pay dividends on our ordinary shares in the foreseeable future.

●	You may face difficulties in protecting your interests, and your ability to protect your rights through U.S. courts may be limited, because we were formed under Cayman Islands law.

Risk Factors

Risks Related to Our Business and Industry

We have launched our blockchain and cryptocurrency business in early 2022 and have a limited operating history.

Since early 2022, we have started to transition the business focus to blockchain and cryptocurrency business through the operating entities. Accordingly, we have a limited operating history, which makes an evaluation of our future prospects difficult. Our operating results will likely fluctuate moving forward as we focus on increasing our capacity and as the market price of bitcoin fluctuates. We may need to make business decisions that could adversely affect our operating results, such as modifications to our business structure, or operations. Additionally, as we have limited experience in the blockchain and cryptocurrency business, our efforts in developing such business may not succeed and we may not be able to generate sufficient revenue to cover our investment and become profitable. In the fiscal year ended December 31, 2024, we generated revenue in the amount of $11.7 million from our cryptocurrency business, and generated net loss of $2.0 million from our cryptocurrency business. In the fiscal year ended December 31, 2025, we generated revenue in the amount of $14.0 million from our cryptocurrency business, and generated net loss of $8.9 million from our cryptocurrency business. We may not continue to generate substantial revenue or net income from our blockchain and cryptocurrency business, if at all. If we do not effectively manage our growth, we may not be able to execute on our business plan, respond to competitive pressures or take advantage of market opportunities and our business, financial condition, and results of operations could be materially harmed.

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

The price of cryptocurrencies and digital assets, and the associated demand for buying, selling and trading them, have historically been highly volatile. For example, Bitcoin’s market capitalization has fluctuated significantly in recent years, falling below and later rising above $1 trillion, and the market price of Bitcoin has experienced substantial swings. In 2025, the market price of one Bitcoin ranged from approximately $60,000 to over $126,000. The price and trading volume of any digital asset is subject to significant uncertainty and volatility, depending on a number of factors, including:

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

The success and profitability of our mining operations depend largely on the costs associated with our mining activities, including the costs of mining machines and electricity. We can be profitable only if such costs are lower than the prices of the cryptocurrencies we mine when we sell them. Our mining machines are subject to ordinary wear and tear from operation and may also experience more significant malfunctions caused by factors beyond our control. Over time, we will need to repair, replace or upgrade mining machines that are no longer functional or economically efficient with mining machines sourced from third-party suppliers. As mining technology continues to evolve, we may also need to invest in upgrading our mining fleet and related infrastructure in order to improve efficiency and remain competitive.

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

The supply chain for mining machines and related components may from time to time be adversely affected by concentrated manufacturing, trade restrictions, tariffs, customs delays, geopolitical tensions, logistics disruptions, and shortages of certain semiconductor and electronic components. A significant portion of available mining machines may be acquired by companies with substantial financial resources, which could reduce supply available to us or increase our procurement costs. Prices for mining machines, particularly newer and more efficient models, may be volatile and may increase significantly depending on market demand, bitcoin prices, network hashrate, component availability, and regulatory developments. In addition, because a substantial portion of mining hardware and related components is sourced from China or from suppliers with operations concentrated in a limited number of jurisdictions, any disruption affecting such suppliers could impair our ability to obtain replacement parts or additional mining machines on a timely basis, or at commercially reasonable prices, if at all. Such events could materially and adversely affect our ability to execute our strategy, business, financial condition, results of operations, and the value of our securities.

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

Although we currently mine bitcoin as well as certain other cryptocurrencies, including Dogecoin and Litecoin, our future success will continue to depend in large part on the market value of bitcoin and other digital assets we mine or hold. Any sustained decline in the value of bitcoin or such other digital assets could adversely affect our business, results of operations, financial condition and liquidity.

A substantial portion of our mining revenue is derived from bitcoin mining, and our operating results continue to be materially affected by the market value of bitcoin. Our mining revenues are affected by, among other things, (i) the quantity of bitcoin rewards we successfully mine and (ii) the market value of bitcoin. In addition, we hold digital assets other than bitcoin, including Ethereum, and changes in the market value of the digital assets we mine or hold may directly affect our financial condition, results of operations and liquidity. As a result, our operating results may fluctuate significantly based on increases or decreases in the market value of bitcoin and other digital assets.

The introduction or increased adoption of alternative cryptocurrencies, including central bank digital currencies and other digital assets, could reduce demand for bitcoin or otherwise affect its market value. Any such development could reduce our ability to earn mining rewards and transaction fees, impair our ability to monetize the digital assets we mine or hold, and adversely affect our business, financial condition and results of operations.

To the extent that profit margins of bitcoin mining operations are compressed, operators may be more likely to sell a greater portion of the bitcoin earned from mining, which may create downward pressure on the market price of bitcoin and could adversely affect us.

Over the past several years, bitcoin mining has evolved from activity conducted by individual users with consumer-grade processors and earlier-generation ASIC equipment to large-scale, professionalized mining operations. These professionalized mining operations generally require substantial upfront capital investment in specialized mining hardware and incur significant ongoing operating costs, including facility costs, electricity costs and personnel expenses. As a result, such operators may be more sensitive to short-term changes in bitcoin prices, network difficulty, hashprice and operating costs, and may be more likely than smaller or less capital-intensive miners to sell newly mined bitcoin in order to maintain liquidity, satisfy debt service obligations or preserve operating margins.

The profitability of a bitcoin mining operation generally reflects the value of bitcoin mined less the allocable capital and operating costs required to mine bitcoin. When profit margins are low or negative, some mining operators may sell a higher percentage of newly mined bitcoin, reduce mining activity, delay hardware upgrades or temporarily cease operations. Although the market price of bitcoin is influenced by many factors beyond miner selling activity, increased selling by mining operators during periods of margin compression could contribute to market volatility or downward pressure on the price of bitcoin. Any such decline in the market price of bitcoin could adversely affect our business, financial condition and results of operations.

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

For example, the operating entities’ mining farms could be rendered temporarily or permanently inoperable as a result of fire or other natural disasters, or as a result of terrorist attacks or other hostile acts. The security and other protective measures the operating entities take against these risks may not be sufficient. In addition, the operating entities’ mining farms could be materially adversely affected by power outages, loss of access to the electrical grid, or the loss of cost-effective sources of electrical power generation. Although the operating entities maintain insurance coverage for their mining sites, such insurance may not cover all losses, damages, liabilities or business interruptions, and certain assets, including mining machines, may not be fully insured or insured at all. In the event of a significant loss at any mining site, the operating entities may not be able to remediate the loss in a timely manner or at all, and may lose some or all of the revenues anticipated to be derived from such mining operations.

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

The cryptocurrencies stored by the operating entities may be subject to accidental or unauthorized loss or theft or otherwise may become inaccessible.

There is a risk that some or all of the operating entities’ cryptocurrencies could be lost, stolen, misappropriated or become inaccessible. Currently, we primarily hold our digital assets through accounts maintained with third-party cryptocurrency trading platforms, and may also use wallets controlled by us from time to time. As a result, we are exposed not only to risks associated with digital asset custody generally, but also to risks relating to the security, availability, internal controls, solvency, operational stability and regulatory status of such third-party platforms

Any cyberattack, security breach, insolvency event, service interruption, withdrawal restriction, account freeze, operational failure or regulatory action affecting any third-party platform on which we hold digital assets could result in the loss of, or restricted access to, our digital assets. In addition, to the extent that we use wallets controlled by us, the loss, destruction or compromise of the relevant private keys or credentials may be irreversible and could result in our inability to access digital assets held in such wallets.

Hackers or malicious actors may launch attacks to steal, compromise or gain access to digital assets by attacking blockchain networks, exchange platforms, third-party service providers, storage locations, software or related systems, or by other means. As the operating entities’ digital asset holdings increase in size or value, they may become a more attractive target for hackers, malware, cyber-attacks or other security threats. Any of these events could adversely affect the operating entities’ operations and, consequently, our business, financial condition, results of operations and liquidity.

In addition, flaws, vulnerabilities or defects in blockchain protocols, smart contracts, exchange systems, wallet software or other digital asset-related technologies may be exposed by malicious actors. Despite the operating entities’ efforts and processes to prevent such defects and breaches, their devices, mining machines, computer systems and those of third parties used in their operations remain vulnerable to cyber security risks, including viruses, worms, phishing attacks, denial-of-service attacks, physical or electronic break-ins, employee theft or misuse and similar disruptions. Such events could have a material adverse effect on our business, prospects or operations and on the value of any digital assets the operating entities mine, purchase or otherwise hold.

We evaluate custody risk and establish processes designed to safeguard the operating entities’ digital asset holdings. However, there can be no assurance that any processes or controls we or any third-party platform adopt will be secure or effective, or that human error, evolving cybercrime techniques or other unforeseen events will not result in the loss of, or restricted access to, our digital assets.

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

The reward for adding new blocks to the bitcoin blockchain is subject to halving, and the market price of bitcoin may not increase sufficiently to offset the reduction in block rewards, which could adversely affect our mining revenues.

Halving is a process built into the Bitcoin protocol under which the block reward paid to miners is reduced by half at predetermined block intervals. This mechanism reduces the rate at which new bitcoin are issued over time. For Bitcoin, the block reward was initially set at 50 bitcoin per block and was reduced to 25 bitcoin at block 210,000 on November 28, 2012, then to 12.5 bitcoin at block 420,000 on July 9, 2016, then to 6.25 bitcoin at block 630,000 on May 11, 2020, and most recently to 3.125 bitcoin at block 840,000 in April 2024. This process is expected to continue until the aggregate supply of bitcoin approaches 21 million, which is expected to occur around the year 2140. Although the market price of bitcoin has historically experienced volatility around halving events, there can be no assurance that any increase in the market price of bitcoin, reduction in mining difficulty, increase in transaction fees or improvement in other operating conditions would be sufficient to offset the reduction in block rewards. If they are not, our revenue from bitcoin mining operations could decline, which could have a material adverse effect on our business, financial condition and results of operations.

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

As a public company, we will be subject to Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act. As of the date of this report, we are no longer qualified as an “emerging growth company” pursuant to the JOBS Act and are not permitted to take advantage of certain specified reduced reporting and other requirements that are otherwise applicable generally to public companies. Although we are no longer an emerging growth company, we remain a non-accelerated filer and are therefore not required to provide an attestation report of our independent registered public accounting firm on our internal control over financial reporting. Moreover, even if management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

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

Since 2025, the trading price of Bitcoin has significantly surged, rising from a low of approximately $ 60,000 per bitcoin to a high of approximately $ 126,000 per bitcoin. Because our revenue depends, in part, on the ability of the operating entities to sell the bitcoin mined, volatility in the market price of bitcoin, particularly for an extended period of time, has a material adverse effect on our business, prospects, or operations. Additionally, we have observed how the trading price for ordinary shares of companies in the cryptocurrency market respond to the cryptocurrency market. We cannot give any assurances that similar fluctuations in the trading price of bitcoin will not occur in the future. Accordingly, because the trading price of our securities may be correlated to the trading price of bitcoin, if the trading price of bitcoin again experiences a significant decline, we could experience a similar decline in the trading price for our ordinary shares. If this occurs, you may not be able to sell ordinary shares which you purchased at or above the price you paid for them and you may lose part or all of your investment.

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

Despite the current first-to-market advantage of the bitcoin network over other cryptocurrency networks, the cryptocurrency market continues to evolve rapidly as the value of existing cryptocurrencies fluctuates and new cryptocurrencies enter the market. Therefore, it is possible that one or more alternative cryptocurrencies could become comparatively more popular than bitcoin in the future. If an alternative cryptocurrency obtains significant market share, this could reduce bitcoin’s market share and value.

A substantial portion of our mining revenue is derived from bitcoin mining, although we also mine certain other cryptocurrencies, including Litecoin and Dogecoin. As a result, our business remains materially affected by the market value, adoption and competitiveness of bitcoin. In addition, our mining fleet is configured for specific algorithms and cryptocurrency networks, and we may incur significant costs to acquire, reconfigure or replace equipment if we determine to expand or shift our mining activities in response to changes in market conditions. Accordingly, the emergence or increased adoption of alternative cryptocurrencies that reduces the market share, demand or value of bitcoin could have a material adverse effect on our business, results of operations and financial condition.

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

Our expansion into AI computing infrastructure is at an early stage and subject to significant risks and uncertainties.

In April 2026, we announced an initiative to expand into AI computing infrastructure leveraging our Georgia facility. Although construction of our initial computing infrastructure has been completed, our AI-related operations have not yet commenced. We have not entered into binding agreements with customers, secured committed financing, or generated revenue from AI computing activities. Our ability to execute this initiative is subject to numerous uncertainties, including market demand, customer adoption, competitive dynamics, and access to capital, and there can be no assurance that we will successfully implement this transformation.

In addition, we expect that the development of AI computing infrastructure will require significant capital expenditures. There can be no assurance that we will be able to obtain financing on terms acceptable to us, or at all, or within the expected timeframe.

As a result, our expansion into AI computing infrastructure may materially and adversely affect our results of operations and the market price of our ordinary shares.

We face substantial competition in the AI computing infrastructure market.

The market for AI and high-performance computing infrastructure is highly competitive and rapidly evolving. We expect to compete with a broad range of participants, including large hyperscale cloud providers, established data center operators, specialized AI infrastructure providers, and other companies seeking to repurpose existing computing infrastructure for AI-related workloads. Many of these competitors have significantly greater financial, technical, operational, and marketing resources than we do, as well as more established customer relationships, broader service offerings, and greater brand recognition. As a result, we may face pricing pressure, reduced margins, and difficulties in attracting and retaining customers.

The AI computing infrastructure market is also characterized by rapid technological change, including developments in semiconductor technologies, cooling systems, network architecture, and software optimization. Our ability to compete effectively will depend on our ability to timely procure advanced computing equipment, deploy efficient data center technologies, and adapt to evolving customer requirements. Any failure to keep pace with technological developments or to secure adequate equipment supply on commercially reasonable terms could adversely affect our competitiveness.

If we are unable to compete effectively, whether due to our cost structure, technological capabilities, access to capital, or other factors, our ability to successfully develop our AI computing infrastructure business and achieve profitability could be materially adversely affected, which in turn could negatively impact our results of operations and share price.

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

The SEC and its staff previously had taken the position that certain cryptocurrencies fall within the definition of a “security” under the U.S. federal securities laws and had issued reports, orders, and statements that provide guidance on when a cryptocurrency may be a security for purposes of the U.S. federal securities laws. Recent statements and guidance from the SEC and the Commodity Futures Trading Commission (“CFTC”) indicate that certain digital assets, including Bitcoin, may be treated as “digital commodities” rather than securities under U.S. federal securities laws. However, the regulatory framework for digital assets remains evolving, and the classification of any particular digital asset depends on the specific facts and circumstances, including its structure, use, and the manner in which it is offered and sold. Accordingly, there can be no assurance that regulatory authorities will not adopt differing interpretations or that future rulemaking or legislation will not materially alter the current regulatory landscape. If laws and regulations evolve or the SEC changes its position with respect to whether bitcoin is regarded as a type of securities, we may be subject to Investment Company Act and other regulations surrounding securities, notwithstanding the conclusions we may draw based on our risk-based assessment regarding the likelihood that a particular digital asset could be deemed a “security” under applicable laws.

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

We cannot be certain as to how future regulatory developments will impact the treatment of cryptocurrencies, and other digital assets under the law. For example, if regulatory changes or interpretations require the regulation digital assets under certain laws and regulatory regimes in the United States such as those administered by the SEC, the CFTC, the Internal Revenue Service (“IRS”), Department of Treasury or other agencies or authorities or similar laws and regulations of other jurisdictions, including if our digital asset activities cause us to be deemed a “money transmitter,” “money services business” or equivalent designation under U.S. federal law, the law of any U.S. state, or foreign jurisdiction in which we operate, we may be required to register, seek licensure and comply with such regulations, including at a federal, state or local level, and implement an anti-money laundering program, reporting and recordkeeping regimes, consumer protective safeguards, and other operational requirements. To the extent that we decide to continue operations, the required registrations and regulatory compliance steps may result in extraordinary, non-recurring expenses or burdens to us, as well as on-going recurring compliance costs, possibly affecting an investment in the ordinary shares or our net income in a material and adverse manner. We may also decide to cease some or all operations. Any termination or disruption of our operations in response to the changed regulatory circumstances may be at a time that is disadvantageous to investors. Furthermore, we and our service providers may not be capable of complying with certain federal or state regulatory obligations applicable to money services businesses or state money transmitters. If we are deemed to be subject to and determined not to comply with such additional regulatory and registration requirements, we may act to dissolve and liquidate our company. Any such action may adversely affect an investment in us.

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

If U.S. or foreign regulators and other government entities assert jurisdictions over cryptocurrencies and cryptocurrency markets, we may be subject to additional regulations imposed by these regulators and government entities and may be required to alter our business operations to gain compliance with these regulations, as a result of which we may experience increased compliance costs and our business operations, financial position and results of operations may be materially and adversely affected.

There are risks that U.S. or foreign regulators and other government entities may assert jurisdictions over cryptocurrencies and cryptocurrency markets. In such event, we may be subject to additional regulations imposed by these regulators and government entities. For instance, in the complaint of a federal lawsuit filed by the SEC against Ian Balina, an influencer in the cryptocurrency market, for his failure to register a cryptocurrency as a security before launching a 2018 initial coin offering, the SEC suggests that the U.S. has jurisdiction over all Ethereum transactions. Similar assertions concerning other types of cryptocurrencies could be made by the SEC or any other regulator or government entity and, if any part of our business is found subject to jurisdiction of these regulators, we may experience increased compliance costs and we may be required to alter our business operations to gain compliance with these regulations. For example, if the SEC has jurisdictions over the bitcoins the operating entities mine and they are deemed as securities by the SEC, any transactions involving our mined bitcoins and our mining activities may be subject to the regulations of the Securities Act and the Exchange Act, and any additional regulations published by the SEC. In such event, to the extent that we incur material increases in compliance costs or our business operations are no longer compliant with then-existing regulations, our business operations, financial position and results of operations will be materially and adversely affected.

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

If regulatory changes or interpretations of our activities require us to register under the regulations promulgated by the Financial Crimes Enforcement Network under the authority of the U.S. Bank Secrecy Act, or otherwise under state laws, we may incur significant compliance costs, which may have a material negative effect on our business and the results of its operations.

Cryptocurrencies are treated as “money” by the Financial Crimes Enforcement Network (“FinCEN”), and business engaged in the transfer of money or other payments services are subject to registration and licensure requirements at the U.S. federal level and also under U.S. state laws. While FinCEN has issued guidance that cryptocurrency mining, without engagement in other activities, does not require registration and licensure with FinCEN, this could be subject to change as FinCEN and other regulatory agencies continue their scrutiny of the bitcoin network and cryptocurrencies generally. To the extent that our business activities cause us to be deemed a money services business (“MSB”) under the regulations promulgated by FinCEN under the authority of the U.S. Bank Secrecy Act, we may be required to comply with FinCEN regulations, including those that would mandate us to implement anti-money laundering programs, make certain reports to FinCEN and maintain certain records.

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

Our operations and properties are subject to laws and regulations governing occupational health and safety, the discharge of pollutants into the environment or otherwise relating to health, safety and environmental protection requirements in the countries and localities in which we operate. These laws and regulations may impose numerous obligations that are applicable to our operations, including acquisition of a permit or other approval before conducting construction or regulated activities; limitation or prohibition of construction and operating activities in environmentally sensitive areas, such as wetlands; imposing specific health and safety standards addressing worker protection; and imposition of significant liabilities for pollution resulting from our operations, including investigation, remedial and clean-up costs. Failure to comply with these requirements may expose us to fines, penalties or interruptions in our operations that could have a material adverse effect on our financial position, results of operations and cash flows. Certain environmental laws may impose strict, joint and several liability for costs required to clean up and restore sites where hazardous substances have been disposed or otherwise released into the environment, even under circumstances where the hazardous substances were released by prior owners or operators or the activities conducted and from which a release emanated complied with applicable law.

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

Due to the new and evolving nature of bitcoin and the absence of comprehensive legal guidance with respect to bitcoin, and bitcoin transactions, many significant aspects of the U.S. federal income and foreign tax treatment of bitcoin are uncertain, and it is unclear what guidance may be issued in the future on the treatment of bitcoin or bitcoin transactions, including bitcoin mining, for U.S. federal income and foreign tax purposes. Current IRS guidance indicates that bitcoin, should be treated and taxed as property (rather than as a currency), and that transactions involving the payment of bitcoin for goods and services should be treated as barter transactions. While this treatment creates a tax reporting requirement for certain exchanges of bitcoin, it preserves the right to apply capital gains (as opposed to ordinary income) treatment to those transactions where bitcoin is held as a capital asset.

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

New U.S. laws and policy relating to taxes may have an adverse effect on us and our business and future profitability. Further, existing U.S. tax laws, statutes, rules, regulations or ordinances could be interpreted, changed, modified or applied adversely to us. It is unclear whether Congress will enact any changes and, if enacted, how soon any such changes could take effect. The passage of any legislation could have an adverse effect on our business and future profitability. Additionally, we are evaluating the extent to which recently enacted laws expanding cryptocurrency information and transaction reporting requirements could impact our business and future profitability.

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

Cryptocurrency mining and miners

Cryptocurrency mining is the process of using specialized, high-powered mining machines to perform complex cryptographic computations that validate cryptocurrency transactions and secure the blockchain ledger. Validated transactions are grouped into blocks that must satisfy specific protocol requirements, including proof-of-work, before being added to the blockchain. A miner that successfully validates and adds a new block to the blockchain typically receives block rewards and may also receive transaction fees associated with the transactions included in that block. Such digital assets may then be sold to generate revenue or retained for future use.

The Bitcoin network undergoes “halving” events, in which the block reward paid to miners for processing blocks is reduced by 50%. These events occur every 210,000 blocks, or approximately every four years. To date, the Bitcoin network has experienced four halving events. The initial block reward was 50 bitcoin per block, and the current block reward is 3.125 bitcoin per block. The most recent halving occurred in April 2024 at block 840,000, and the next halving is expected to occur in 2028. The halving mechanism results in a decreasing rate of new bitcoin issuance over time.

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

AI Computing Infrastructure

In April 2026, we completed the construction of our initial 10 megawatt (“MW”) computing infrastructure project in Georgia, United States. As of the date of this annual report, the facility has completed major construction and is undergoing power interconnection, which is expected to be completed in the first half of 2026. In connection with this development, we announced an initiative to expand its operations into AI computing infrastructure. We plan to develop AI computing capacity at the Georgia location in phases, with the timing, scope and scale of such development dependent on, among other factors, customer demand, availability of financing, and other market and business conditions.

The Company expects that any AI computing infrastructure, if developed, may be utilized for applications such as artificial intelligence model training and inference, high-performance computing and cloud-based services. However, this initiative remains at an early stage. As of the date of this annual report, the Company has not entered into any binding customer agreements, has not secured committed financing for this initiative, and has not generated any revenue from AI computing operations.

The Company expects that its digital asset mining operations will continue to represent a substantial portion of its business for the foreseeable future. There can be no assurance that the Company will successfully implement its expansion strategy or that AI computing infrastructure will become a significant component of its business.

Our Competitive Strengths

We believe that the following strengths differentiate us from our competitors:

Diversified Revenue Streams Allowing us to Mitigate Bitcoin Price Fluctuations

Through our subsidiaries, we started generating revenue through mining bitcoins and conducting a mining machines resale and rental business in the fiscal year ended December 31, 2023. For the fiscal year ended December 31, 2023, 31.8%, 60.5% and 7.7% of our total revenue was generated from bitcoin mining, mining machine resale and other mining-related business, respectively. For the fiscal year ended December 31, 2024, 10.2%, 78.1%, 10.1% and 1.6% of our total revenue was generated from bitcoin mining, mining machine resale, mining machine rental and other mining-related business, respectively. For the fiscal year ended December 31, 2025, 12.7%, 72.5%, 5.2% and 9.6% of our total revenue was generated from bitcoin mining, mining machine resale, mining machine rental and other mining-related business, respectively.

We commenced our cryptocurrency business with bitcoin mining. As of the date of this annual report, our subsidiaries owned 2,996 mining machines, all of which were in operation. Our mining machines are primarily located in Arkansas.

Historically, the market price of bitcoin has been highly volatile. In 2025, the trading price of bitcoin ranged from approximately $75,000 to over $126,000. The profitability of our bitcoin mining operations, and our results of operations, have been and may continue to be directly affected by the market price of bitcoin. To diversify our sources of mining-related revenue, we have also developed mining machine resale and rental businesses.

We have maintained a business relationship with AGM Technologies Ltd., from which we source mining machines on an order-by-order basis. In certain cases, such sourcing arrangements may allow us to acquire mining machines at prices below prevailing market prices. We may resell mining machines when market conditions are favorable, including when supply is limited and resale prices are attractive. In addition, from time to time, we rent mining machines to customers pursuant to commercial arrangements designed to generate cash flow from our mining fleet.

We believe that diversified revenue streams may help reduce our exposure to bitcoin price volatility and support the long-term development of our business.

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

Experienced and Visionary Management Team and Partners of the Affiliated Company with Proven Track Records

Our management team is led by our co-founders Mr. Siguang Peng, Mr. Xu Peng and Mr. Yupeng Guo, each of whom has more than 18 years of senior management experience. Additionally, we formed a company (the “Affiliated Company”) focusing on cryptocurrency business, Met Chain Co., Ltd., in which we hold a total of 44.53% equity interests as of the date of this annual report, with Mr. Zhijun Liu, Ms. Yunning Li, Mr. Manning Liao, who have rich experience in the cryptocurrency and blockchain industries. For example, Mr. Zhijun Liu, who serves as a vice president of Hummer Miner, a technology company with a focus on the development and manufacturing of cryptocurrency machines, has extensive experience and expertise in the development of mining machines. Ms. Yunning Li, the former chief marketing officer of ChainPlus, has extensive experience in the cryptocurrency industry.

With their clear vision and long-term commitment to our business strategies, we have achieved success with our current business focus on mining small-cap cryptocurrencies and significant revenue growth in the past few years. We believe that in the future we will continue to benefit from our senior management team’s industry knowledge, diverse background and skills, and clear vision for our ongoing development.

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

Through the Affiliated Company, we have participated in the design and development of equipment dedicated for mining machines and infrastructure, including high voltage power supply, liquid-cooling systems, and hash boards. We plan to continue investing in research and development through our subsidiaries and the Affiliated Company and accumulate knowledge in the cryptocurrency industry. Specifically, we intend to explore the design and develop of proprietary ASIC mining machines dedicated to bitcoin mining. For details, see “— Research and Development.”

To support our subsidiaries’ research and development capabilities, we continued to maintain our existing research and development team and resources in 2025. We plan to further enhance our research and development capabilities as our business needs evolve. As of December 31, 2025, our subsidiaries had six members in their research and development team. Our subsidiaries will aim to attract talented persons specialized in algorithm optimization, software development, and mining machine design, and provide incentives to them for innovation, and continue building a strong research and development team.

Offering Crypto Asset Management Services

As the cryptocurrency industry continues to develop, we expect market demand for digital asset-related services to increase. In 2025, we expanded our service offerings by launching digital asset custody-related solutions. We continue to evaluate additional digital asset-related service offerings, which may include crypto wallet-related services and trust-related services, subject to market demand, regulatory requirements and our operational capabilities. We believe the expansion of our service offerings may help us better meet client needs and enhance our service value chain.

Strategic Expansion into AI Computing Infrastructure

We intend to leverage our existing site, power resources and experience in developing and operating computing infrastructure to support this initiative. We believe that our existing infrastructure assets, including our Georgia site and related power resources, together with our prior experience in computing infrastructure development, may provide an initial basis for the development of AI computing infrastructure. We may also seek to utilize modular deployment and other data center technologies that could support AI-related applications. However, this initiative remains at an early stage, and there can be no assurance that we will be able to successfully develop or operate AI computing infrastructure on a commercially viable basis. The timing, scope and scale of any such development will depend on a number of factors, including customer demand, access to capital, equipment availability, technological developments and other market and business conditions.

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

Cryptocurrency Mining Operations

Mining Machines

As of the date of this annual report, our subsidiaries own a total of 2,996 mining machines, which support our subsidiaries’ mining operations. As of the date of this annual report, all 2,996 mining machines owned by our subsidiaries were in operation.

Set forth below is a summary of each model of cryptocurrency mining machines our subsidiaries own as of the date of this annual report:

	Model	Total Mining Machines Under Operation
1	Bitmain Antminer T21 190 TH/s	400
2	Bitmain Antminer S21 Pro 234TH/s	257
3	Bitmain Antminer S21 Pro 245TH/s	177
4	Bitmain Antminer S19 XP 140TH/s	269
5	Bitmain Antminer S19j Pro 100TH/s	1,729
6	Bitmain Antminer L9 16G/16.5G	164
	Total:	2,996

Through the operation of these mining machines, our subsidiaries mined cryptocurrencies with an aggregate value of US$2.9 million, US$1.2 million and US$1.8 million for the fiscal years ended December 31, 2023, 2024 and 2025, respectively. As of December 31, 2025, our aggregate hash rate for all mining machines operated was approximately 390.1 PH/s.

Through our subsidiaries, we currently manage and operate our mining machines at a self-operated mining facility in Arkansas. We also equip these facilities with supporting staff to trouble shoot basic everyday technical difficulties. As of December 31, 2025, all the machines owned by our subsidiaries were under operation.

The following chart sets forth the details of the mining facilities with the location of our subsidiaries’ mining machines as of December 31, 2025:

Location	Total Mining Machines	Machines Under Operation	Machines Not Under Operation
3101 AR-77, Manila, Arkansas 72442	2,996	2,996	-
Total:	2,996	2,996	-

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

Through our subsidiaries, we mine bitcoins exclusively through participating in mining pools. We currently participate in two mining pools, BTC.com pool, and F2Pool, for bitcoin mining. For the fiscal year ended December 31, 2023, we mined 99.7607 bitcoins from participating in F2Pool. For the same year, we paid 0.5% of total bitcoins mined, or 0.4988 bitcoins, to F2Pool as pool fees. For the fiscal year ended December 31, 2024, we mined 19.959 bitcoins from participating in F2Pool. For the same year, we paid 0.5% of total bitcoins mined, or 0.0998 bitcoins, to F2Pool as pool fees. For the fiscal year ended December 31, 2025, we mined 14.127 bitcoins from participating in F2Pool. For the same year, we paid 0.8% of total bitcoins mined, or 0.1130 bitcoins, to F2Pool as pool fees.

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

Mining Machines Resale

In addition to cryptocurrency mining, we also engage in the resale of mining machines to generate revenue and diversify our sources of income. We source mining machines from suppliers on an order-by-order basis at negotiated prices and resell them based on market demand and pricing conditions.

In the fiscal year ended December 31, 2023, we sold 815 mining machines in total, with models including Antminer L7 9050 and Antminer L7 8800, to customers, generating revenue in the amount of US$5.5 million, or 60.5% of our total revenue for the fiscal year ended December 31, 2023, representing gross margin of 16.7%. In the fiscal year ended December 31, 2024, we sold 1,191 mining machines in total, with models including Antminer L7 9050 and Antminer L7 8800, to customers, generating revenue in the amount of US$9.1 million, or 78.1% of our total revenue for the fiscal year ended December 31, 2024, representing gross margin of 26.1%. In the fiscal year ended December 31, 2025, we sold 1,602 mining machines in total, with models including Antminer S21 XP and Antminer L9 16.5G, to customers, generating revenue in the amount of US$10.2 million, or 72.5% of our total revenue for the fiscal year ended December 31, 2025, representing a gross margin of negative 6.2%. .

For the fiscal year ended December 31, 2023, Skyline II Acquisition Corporation and Bitmain Technologies Ltd were our main suppliers for our mining machines resale operations, from whom we purchased mining machines in the amount of $4.6 million and $0.5 million, or 89.6% and 10.4%, respectively, of our total mining machine purchases. For the fiscal year ended December 31, 2024, Skyline II Acquisition Corporation, Bitmain Technologies Ltd and YM international CO LTD were our main suppliers for our mining machines resale operations, from whom we purchased mining machines in the amount of $5.5 million, $1.0 million and $0.3 million, or 80.8%, 14.5% and 4.7%, respectively, of our total mining machine purchases. For the fiscal year ended December 31, 2025, Skyline II Acquisition Corporation and EvolvX LLC were our main suppliers for our mining machine resale operations, from whom we purchased mining machines in the amount of US$9.5 million and US$1.3 million, or 87.7% and 12.3%, respectively, of our total mining machine purchases.

We enter into sales orders with mining machine purchasers. For the fiscal year ended December 31, 2023, we sold mining machines to a total of two customers, with sales to New Digital Trading Company Limited, and Morgogo Company Limited constituting 57.0% and 43.0% of our total sales, respectively. For the fiscal year ended December 31, 2024, we sold mining machines to a total of two customers, with sales to New Digital Trading Company Limited, and Morgogo Company Limited constituting 58.4% and 41.6% of our total sales, respectively. For the fiscal year ended December 31, 2025, we sold mining machines to a total of two customers, with sales to New Digital Trading Company Limited and Morgogo Company Limited constituting 44.2% and 55.8% of our total sales, respectively.

Mining Machines Rental

From time to time, we seek to rent out a greater percentage of our fleet at times when bitcoin prices are lower to generate cash flow. Given the fluctuating nature of bitcoin and market demand for mining capacity, we generally seek to rent out our machines for short-term or fixed-term periods based on prevailing market conditions and negotiated commercial terms. We enter into a rental agreement with customers for rental fees calculated based on the total bitcoins mined and the customers will bear the costs of electricity used in such machines’ mining activities. The mining machines rented out will not be physically transferred to the customers’ premises and will still be operated at our hosting facilities.

For the fiscal year ended December 31, 2023, we generated US$0.3 million in revenue from mining machines rental business, representing 2.8% of our total revenue for the fiscal year ended December 31, 2023. In the same fiscal year, we generated rental fees in the amount of US$0.3 million from one customer, DDACE LTD, representing 100% of total rental fees generated.

For the fiscal year ended December 31, 2024, we generated US$1.2 million in revenue from our mining machine rental business, representing 10.1% of our total revenue for the fiscal year. In the same fiscal year, we generated US$1.2 million in rental fees from one customer, DDACE LTD, representing 100% of our total rental revenue.

For the fiscal year ended December 31, 2025, we generated US$0.7 million in revenue from our mining machine rental business, representing 5.2% of our total revenue for the fiscal year. In the same fiscal year, we generated US$0.7 million in rental fees from one customer, DDACE LTD, representing 100% of our total rental revenue.

Suppliers

Our subsidiaries value the quality and computing power of their mining machines and, as such, our subsidiaries carefully evaluate potential suppliers. In particular, our subsidiaries take into account factors including, but not limited to, a potential supplier’s operating history, operational scale, industry reputation, product quality, quality control effectiveness, technological expertise, pricing, reliability, and customer services. Our subsidiaries do not maintain strategic framework agreements or long-term procurement agreements with any of the suppliers, and our subsidiaries purchase mining machines from suppliers on an order-by-order basis. Despite that, during the fiscal years ended December 31, 2023, 2024 and 2025, our subsidiaries did not experience any significant difficulties in procuring mining machines.

For the fiscal year ended December 31, 2023, Bitmain Technologies Ltd was our main supplier for the mining machines used in our bitcoin mining operations, from which we purchased $5.32 million of mining machines, representing 100% of the total mining machines purchased for use in our bitcoin mining operations during the fiscal year. For the fiscal year ended December 31, 2024, our newly added mining machines primarily came from our purchases from Bitmain Technologies Ltd in 2023. For the fiscal year ended December 31, 2025, GA Site Management 2, Inc., E-Smart Global Technology Co., Limited, and E2M TECHNOLOGY LIMITED were our main suppliers for the mining machines used in our mining operations, from which we purchased mining machines in the amounts of $2.3 million, $0.3 million and $0.3 million, respectively, representing approximately 80.6%, 10.4% and 9.0%, respectively, of our total mining machine purchases during the fiscal year.

Marketing and Sales, Distribution and Logistics

We rely primarily on word-of-mouth referrals as a marketing tool for our business. For the fiscal year ended December 31, 2025, all of the operating entities’ clients have come through referrals from existing clients. As of the date of this annual report, we have three members in our marketing and branding team. Our marketing team also connects with potential customers through organizing and participating in cryptocurrency events and conferences, and maintains relationship with existing customers through visits and social events.

Research and Development (“R&D”)

Research and development are key to our future innovation and business growth, and we intend to devote significant resources in the research and development of products and services complementary to our bitcoin mining operations.

We also place a strong emphasis on building our subsidiaries’ research and development team. As of December 31, 2025, the operating entities employed a total of six full-time PRC individuals in their research and development team. Many members of the operating entities’ research and development team have prior work experience in blockchain and cryptocurrency and information technology.

Intellectual Property

We do not currently own any intellectual properties in connection with our existing technologies. However, we may in the future rely upon patents, trade secrets, trademarks, service marks, trade names, copyrights or other intellectual property rights. In addition, we expect to continue developing our technologies to enhance our operational efficiency.

Employees

We had 20, 21, and 26 full-time employees as of December 31, 2023, 2024 and 2025, respectively. The following table sets forth the number of our employees by function as of December 31, 2025:

Function	Total
Management	4
General and administration	22
Total	26

All of our 26 employees reside in the PRC. Our officers, including our chief executive officer, Siguang Peng, and our acting chief financial officer, Yupeng Guo, reside in the PRC.

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

Environmental Initiatives

For the fiscal years ended December 31, 2023, 2024, and 2025, the total electricity fees we paid in connection with bitcoin mining operations were US$2.2 million, US$0.9 million, and US$1.6 million, respectively, and the costs per kilowatt hour for the respective period were US$0.08, US$0.067, and US$0.045 per kWh.

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

Material Contracts

On February 7, 2025, the Company, through its subsidiary, entered into a Land Purchase and Sale Agreement for the acquisition of real property located at 551 Roseburg Rd, Vienna, Dooly County, Georgia 31092 for a purchase price of US$1,870,000. The transaction closed on May 15, 2025.

Government Regulation

Government regulation of blockchain, digital assets and cryptocurrency mining in the United States continues to evolve at the federal and state levels. Our business may be affected by laws, regulations and regulatory guidance relating to, among other things, digital assets, anti-money laundering, sanctions compliance, energy usage, environmental disclosures, banking access and the operation of cryptocurrency mining facilities. In addition, if we expand or modify our service offerings from time to time, including custody-related or other digital asset-related services, we may become subject to additional regulatory requirements, licensing obligations or compliance burdens. We cannot predict the timing, scope or effect of future regulatory developments on our business, financial condition or results of operations.

Certain digital asset-related activities, including the transmission, custody or execution of transactions involving digital assets, may be subject to federal and state laws and regulations, including anti-fraud, anti-money laundering, sanctions and other compliance requirements. Regulatory approaches may vary significantly by jurisdiction, and new legislation, agency guidance or enforcement activity could affect the manner in which we conduct our mining operations and any related service offerings.

Regulatory developments affecting the banking sector may also affect companies operating in the digital asset industry, including our ability to access banking, payment and other financial services. In 2025, U.S. banking regulators took a number of actions affecting the treatment of crypto-asset activities by regulated banks. In March 2025, the FDIC rescinded its prior notification requirement for FDIC-supervised institutions engaging in permissible crypto-related activities. In April 2025, the Federal Reserve withdrew certain prior crypto-asset and dollar-token related guidance. In March 2025 and May 2025, the Office of the Comptroller of the Currency (the “OCC”) issued interpretive guidance confirming that certain crypto-asset custody and related execution activities may be permissible for national banks and federal savings associations, subject to applicable law and safe and sound banking practices. These developments may affect the availability and terms of banking relationships for participants in the digital asset industry, including us.

Recent statements and guidance from the SEC and the Commodity Futures Trading Commission (“CFTC”) indicate that certain digital assets, including Bitcoin, may be treated as “digital commodities” rather than securities under U.S. federal securities laws. However, the regulatory framework for digital assets remains evolving, and the classification of any particular digital asset depends on the specific facts and circumstances, including its structure, use, and the manner in which it is offered and sold. Accordingly, there can be no assurance that regulatory authorities will not adopt differing interpretations or that future rulemaking or legislation will not materially alter the current regulatory landscape.

We also face potential regulatory developments relating to environmental and energy matters. In March 2024, the SEC adopted final climate-related disclosure rules, although in March 2025 the SEC voted to end its defense of those rules in litigation. In addition, U.S. government agencies have shown interest in collecting and analyzing electricity usage information relating to cryptocurrency mining operations. Future federal, state or local requirements relating to energy usage, environmental disclosures or the operation of mining facilities could increase our compliance obligations or operating costs.

C.	Organizational Structure

The Company is the parent company of a number of subsidiaries held directly and indirectly which operate and are incorporated around the world. All of the Company’s subsidiaries are all, directly or indirectly, owned by the Company. See the Subsidiaries of the Company included as Exhibit 8.1 to this Annual Report for a list of significant subsidiaries.

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

Overview

BTC Digital Ltd. (“we”, “us” “our” and the “Company”) is a crypto asset technology company based in the U.S. with a focus on bitcoin mining. We also generate revenue through mining machines resale, mining machine rental and miner hosting services.

In fiscal year 2025, a substantial majority of our revenue was generated from bitcoin mining, mining machine resale and mining machine rental activities. We also generated revenue from miner hosting services. We may from time to time exchange bitcoin mined for fiat currency to generate cash flow to fund our business operations. We attribute our growth since we launched our crypto asset business in 2022 to our competitive strengths in diversified revenue streams, dedicated team and efforts towards regulatory compliance, and our experienced and visionary management team.

As of December 31, 2025, we owned a total of 2,996 mining machines. As of the same date, the aggregate hash rate of our bitcoin mining machines in operation was approximately 390.1 PH/s. We manage and operate our mining machines at our facility in Arkansas. For the fiscal year ended December 31, 2025, we mined a total of 14.127 bitcoin and also mined Dogecoin and Litecoin, generating aggregate mining revenue of US$1.8 million.

Historically, the price of bitcoin has fluctuated significantly. The profitability of our bitcoin mining operations and our results of operations have been and will continue to be directly affected by the market price of bitcoin. To mitigate these risks and diversify our revenue streams, we have also developed mining machine resale and rental businesses. We source mining machines from suppliers on an order-by-order basis at negotiated prices and resell them based on market demand and pricing conditions. In addition, we may from time to time rent out mining machines to customers under agreed commercial terms in order to generate cash flow.

We believe research and development capabilities are important to our long-term growth and may enhance our mining efficiency, power efficiency and ability to expand our service and product offerings. Through collaborative arrangements, including the Joint Venture (as defined below), we have been involved in research relating to mining machines and related infrastructure. We plan to continue investing in research and development in line with our business needs.

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

	Years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Summary Consolidated Statements of Operations:
Revenues	9,073	100.0	11,675	100.0	14,041	100.0
Cost of revenues	(10,208)	(112.5)	(11,560)	(99.0)	(17,200)	(122.5)
Gross profit/(loss)	(1,135)	(12.5)	115	1.0	(3,159)	(22.5)
Operating expenses:
Selling and marketing expenses	(225)	(2.5)	(355)	(3.0)	(585)	(4.2)
General and administrative expenses	(1,121)	(12.4)	(2,438)	(20.9)	(5,065)	(36.1)
Loss from operations	(2,481)	(27.3)	(2,678)	(22.9)	(8,809)	(62.7)
Realized gain on exchange of digital assets	34	0.4	713	6.1	(418)	(3.0)
Interest income	1	-	-	-	191	1.4
Interest expenses	(63)	(0.7)	(48)	(0.4)	(62)	(0.4)
Equity in income on equity method investments	12	0.1	75	0.6	91	0.6
Other, net	(327)	(3.6)	(51)	(0.4)	(54)	(0.4)
Loss before income tax	(2,824)	(31.1)	(1,989)	(17.0)	(9,061)	(64.5)
Income tax expense	-	-	-	-	-	-
Net loss	(2,824)	(31.1)	(1,989)	(17.0)	(9,061)	(64.5)

For the years Ended of December 31, 2025 Compared to the years Ended of December 31, 2024

Revenues

	Years ended December 31,
	2023		2024		2025
	US$	%	US$	%	US$	%
Cryptocurrency mining	2,882	31.8	1,190	10.2	1,790	12.7
Mining machines resale	5,485	60.5	9,124	78.1	10,177	72.5
Mining machine rental and hosting	706	7.7	1,361	11.7	2,074	14.8
Total	9,073	100.0	11,675	100.0	14,041	100.0

Our total revenue increased by 20.3% from US$11.7 million in the years ended December 31, 2024 to US$14.0 million in the years ended December 31, 2025. This was primarily due to (i) an increase in revenue from mining machines resale from US$9.1 million in 2024 to US$10.2 million in 2025, mainly driven by an increase in the number of mining machines sold from 1,191 units in 2024 to 1,602 units in 2025, partially offset by a decrease in the average selling price per unit from approximately US$7,700 in 2024 to approximately US$6,400 in 2025, due to changes in product mix and market pricing conditions for mining machines; (ii) the increase in cryptocurrency mining revenue by 50.4% from US$1.2 million to US$1.8 million, primarily due to an increase in the Company’s average operating hash rate during 2025, together with a higher average bitcoin market price during the year, partially offset by increases in network mining difficulty, and (iii) an increase in mining machine rental and hosting services revenue from US$1.4 million in 2024 to US$2.1 million in 2025, mainly driven by the launch and rapid growth of the Company’s mining machine hosting services in 2025. The hosting services generated revenue of over US$1.0 million in 2025.

Cost of Revenues

Our total cost of revenues increased by 48.8% from US$11.6 million in the years ended December 31, 2024 to US$17.2 million in the years ended December 31, 2025. This increase was primarily attributable to increased sales volume in our mining machine resale operations and higher costs associated with our cryptocurrency mining and other mining-related businesses.

Gross Profit and Gross Profit Margin

As a result of the foregoing, our gross profit decreased from US$115 thousand for the year ended December 31, 2024 to a gross loss of US$3.2 million for the year ended December 31, 2025. Our gross profit margin decreased from 1.0% in 2024 to negative 22.5% in 2025. The decrease was primarily attributable to the significant decline in profitability of our mining machines resale business, which was adversely affected by volatility in cryptocurrency market conditions and demand for mining machines during 2025. As a result, selling prices and gross margins for certain mining machine resale transactions were under pressure, and the selling prices for certain transactions were not sufficient to cover the related purchase costs and direct costs. In addition, our cryptocurrency mining and mining-related hosting operations incurred relatively high direct operating costs, including electricity, facility operating costs and depreciation, which further contributed to the gross loss in 2025.

Selling and Marketing Expenses

Our selling and marketing expenses increased from US$355 thousand in the years ended December 31, 2024 to US$585 thousand in the years ended December 31, 2025. This increase was primarily due to the growth in our mining machine resale business.

General and Administrative Expenses

Our general and administrative expenses increased by 107.8% from US$2.4 million in the years ended December 31, 2024 to US$5.1 million in the years ended December 31, 2025. This increase was primarily attributable to (i) employee stock option plan expenses of US$1.8 million, and (ii) the expansion of the Company’s business and the hiring of additional employees, which resulted in a corresponding increase in related expenses.

Interest Expenses

Our interest expenses increased from US$48 thousand in the years ended December 31, 2024 to US$62 thousand in the years ended December 31,2025. This increase is consistent with the increase in short-term loans.

Realized gain on exchange of digital assets

Our Realized gain on exchange of digital assets changed from a realized gain of US$713 thousand to a realized loss of US$418 thousand. This was primarily attributable to fluctuations in the market price of bitcoin and the timing and pricing of our exchanges of digital assets during 2025.

Equity in Income on Equity Method Investments

Our gain on equity method investments was US$75 thousand and US$91 thousand for the years ended December 31, 2024 and 2025, respectively.

Loss Before Income Tax

As a result of the foregoing, we had a loss before income tax of US$2.0 million in the years ended December 31, 2024, as compared to a loss before income tax of US$9.1 million in the years ended December 31, 2025.

Net Loss

As a result of the foregoing, we had a net loss of US$2.0 million in the years ended December 31, 2024, as compared to a net loss of US$9.1 million in the years ended December 31, 2025.

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

Adjusted net loss represents net loss before share-based compensation. The table below sets forth a reconciliation of our adjusted net loss for the periods indicated:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net loss	(2,824)	(1,989)	(9,061)
Add:
Share-based compensation expenses	138	571	1,827
Adjusted net loss	(2,686)	(1,418)	(7,234)

In addition, adjusted EBITDA represents the net loss before net interest loss, income tax expenses, depreciation and amortization, and excluding share-based compensation expenses. The table below sets forth a reconciliation of our adjusted EBITDA for the periods indicated:

	Years ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Net loss	(2,824)	(1,989)	(9,061)
Subtract:
Net interest income/(loss)	(62)	(48)	129
Add:
Income tax expense	-	-	-
Depreciation and amortization	3,151	3,671	4,141
EBITDA	389	1,730	(5,049)
Add:
Share-based compensation expenses	138	571	1,827
Adjusted EBITDA	527	2,301	(3,222)

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

Delaware

The Delaware corporate tax rate is 8.7%. This tax rate applies to limited liability companies that elect to be treated as corporations and report net taxable income. Our subsidiary, Meten Block Chain LLC was formed in Delaware and elects to be treated as a corporation for tax purposes.

Hong Kong

Our wholly-owned subsidiary in Hong Kong, Meten Education (Hong Kong) Limited, is subject to an income tax rate of 16.5% for taxable income earned in Hong Kong. No Hong Kong profit tax has been levied in our consolidated financial statements as Meten Education (Hong Kong) Limited had no assessable income for the years ended December 31, 2024 and 2025.

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

Our principal sources of liquidity have been cash generated from operating activities, proceeds from financing activities and, to a lesser extent, our holdings of digital assets, which may be converted into fiat currency from time to time. As of December 31, 2023, 2024 and 2025, we had cash and cash equivalents of US$43,000, US$14.9 million and US$350,000, respectively. As of December 31, 2025, we also held digital assets of US$7.6 million. Cash and cash equivalents consist of cash on hand, deposits with banks or other financial institutions and highly liquid investments that are unrestricted as to withdrawal and use and have original maturities of three months or less when purchased.

As of December 31, 2025, the Company had a relatively low cash and cash equivalents balance of US$350,000 and recorded a net loss of US$9.1 million for the year ended December 31, 2025. In addition, the Company recorded a gross loss and net cash used in operating activities of US$5.3 million for the year ended December 31, 2025. These conditions raised substantial doubt about the Company’s ability to continue as a going concern.

Management has evaluated these conditions and our liquidity plans. These plans include, but are not limited to, generating cash flows from our mining, mining machine resale, rental and hosting businesses, collecting outstanding receivables, including certain receivables collected subsequent to year-end, controlling operating expenses and capital expenditures, liquidating digital assets when necessary, and seeking additional financing through equity or debt financing. As of December 31, 2025, we held digital assets of US$7.6 million, which may be liquidated as needed to support our working capital requirements.

We believe that the above plans, if successfully implemented, together with our current available cash and cash equivalents, expected cash generated from operating activities, available digital asset holdings and available financing resources, will enable us to meet our anticipated working capital requirements and capital expenditure needs in the ordinary course of business for at least the next twelve months from the issuance date of the consolidated financial statements. However, there can be no assurance that we will be able to generate sufficient cash flows from operations, collect outstanding receivables, liquidate digital assets at favorable prices, or obtain additional financing on acceptable terms, or at all.

We may require additional cash resources due to changing business conditions or other future developments, including capital expenditures for our computing infrastructure business and any investment or acquisition we may decide to selectively pursue. If our existing cash resources are insufficient to meet our requirements, we may seek to sell equity or equity-linked securities, sell debt securities, borrow from banks or other financial institutions, or liquidate a portion of our digital asset holdings. We cannot assure you that financing will be available in the amounts we need or on terms acceptable to us, if at all, or that our digital assets can be liquidated at favorable prices due to market volatility. The sale of additional equity securities would result in additional dilution to our shareholders. The incurrence of indebtedness and issuance of debt securities would result in debt service obligations and could result in operating and financial covenants that restrict our ability to pay dividends to our shareholders.

The following table sets forth a summary of our cash flows for the periods presented:

	For the Years ended December 31,
	2023	2024	2025
	US$	US$	US$
	(in thousands)
Summary Consolidated Cash flow Data:
Net cash generated from/(used in) operating activities	3,808	1,557	(5,258)
Net cash used in investing activities	(4,620)	(7,000)	(15,454)
Net cash generated from financing activities	807	20,300	6,162
Net increase/(decrease) in cash and cash equivalents	(5)	14,857	(14,550)
Cash and cash equivalents at the beginning of year	48	43	14,900
Cash and cash equivalents at the end of year	43	14,900	350

Operating Activities

Net cash generated from operating activities amounted to US$3.8 million for the year ended December 31, 2023. The difference between our net loss of US$2.8 million and the net cash generated from operating activities was primarily due to (i) depreciation of US$3.1 million; (ii) increase in accounts receivable of US$3.4 million; and (iii) decrease in prepayments and other current assets of US$3.0 million; partially offset by (iv) decrease in accounts payable of US$3.3 million.

Net cash generated from operating activities amounted to US$1.6 million for the year ended December 31, 2024. The difference between our net loss of US$2.0 million and the net cash generated from operating activities was primarily due to depreciation of US$3.7 million.

Net cash used in operating activities amounted to US$5.3 million for the year ended December 31, 2025. The change from net cash generated from operating activities in 2024 to net cash used in operating activities in 2025 was mainly due to the significant increase in net loss, driven by the deterioration in gross margin and higher operating costs in 2025. The cash outflow was partially offset by non-cash depreciation and amortization and share-based compensation expenses. Operating cash flow was also negatively affected by increases in prepayments and other current assets and cryptocurrency assets, reflecting additional advance payments and digital assets generated or held from operating activities that had not been converted into cash as of year-end.

Investing Activities

Net cash used in investing activities amounted to US$4.6 million for the year ended December 31, 2023. This was primarily attributable to the repayment of advances from related parties of US$2.6 million, purchases of property and equipment of US$2.5 million.

Net cash used in investing activities amounted to US$7.0 million for the year ended December 31, 2024. This was primarily attributable to (i) the repayment of advances from related parties of US$4.7 million, and (ii) purchases of property and equipment of US$2.7 million.

Net cash used in investing activities amounted to US$15.5 million for the year ended December 31, 2025. This was primarily attributable to (i) purchases of digital assets of US$6.0 million, (ii) purchases of property and equipment of US$8.5 million, (iii) repayment of advances from related parties of US$0.5 million, and (iv) an advance to a third party of US$0.3 million.

Financing Activities

Net cash flow generated from financing activities amounted to US$0.8 million for the year ended December 31, 2023. This was primarily attributable to proceeds from short term loans of US$0.8 million.

Net cash flow generated from financing activities amounted to US$20.3 million for the year ended December 31, 2024. This was primarily attributable to the proceeds from the S-3 financing of US$19.9 million.

Net cash flow generated from financing activities amounted to US$6.2 million for the year ended December 31, 2025, which was primarily attributable to (i) proceeds from the S-3 financing of US$4.5 million; and (ii) the proceeds from short term loans of US$7.8 million, partially offset by (iii) repayment of short term loans of US$6.1 million.

C.	Research and Development, Patents and Licenses, etc.

See “Item 4. Information on the Company—B. Business Overview—Research and Development” and “—Intellectual Property.”

D.	Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the period from January 1, 2025 to December 31, 2025 that are reasonably likely to have a material effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information available as of the date of the consolidated financial statements. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements.

Significant estimates and judgments required to be made by management include, but are not limited to, revenue recognition, including the determination of whether revenue recognition criteria have been met and the fair value measurement of digital assets received from mining activities; the valuation and recoverability of accounts receivable and other receivables; the useful lives and recoverability of property, plant and equipment and other long-lived assets; the valuation and recoverability of equity method investments; the fair value measurement of digital assets; the fair value of share-based compensation awards; and lease liabilities and right-of-use assets.

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

We evaluate our accounts receivable for expected credit losses on a regular basis. The Company maintains an estimated allowance for credit losses to reduce its accounts receivable to the amount that it believes will be collected. We consider factors in assessing the collectability of our receivables, such as the age of the amounts due, the customer’s payment history, credit-worthiness and other specific circumstances related to the accounts. We adjust the allowance percentage periodically when there are significant differences between estimated bad debts and actual bad debts. If there is strong evidence indicating that the accounts receivable is likely to be unrecoverable, we also make specific. Our allowance for uncollectible balances as of the fiscal years ended December 31, 2024 and 2025 are disclosed in Note 5 of our accompanying consolidated financial statements.

Revenue recognition

We adopted ASC Topic 606 Revenue from Contracts with Customers (“ASC 606”) on April 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2023, 2024 and 2025 are presented under ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services. To determine revenue recognition for contracts with customers, we performs the following five steps: (i) identify the contract(s) with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) we satisfy the performance obligation. VAT that the Company collects concurrent with revenue-producing activities is excluded from revenue.

We recognize revenue for its products sold when it has satisfied a performance obligation by transferring significant risks and rewards of ownership of promised products to the customer. Furthermore, the customer obtains the legal title of and accepts the promised products at a specific time. For each performance obligation satisfied at a point in time, we recognizes revenue at a point in time by measuring whether the performance obligation has been met.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Name	Age	Position
Siguang Peng	48	Chief Executive Officer and Director
Xu Peng	46	Director and Chairman of the Board of Directors
Yupeng Guo	48	Acting Chief Financial Officer
Ye Ren(1)(2)(3)	37	Independent Director and Chair of the Audit Committee
Zhiyi Xie(1)(2)(3)	47	Independent Director and Chair of the Compensation Committee
Yuejun Jiang(1)(2)(3)	46	Independent Director and Chair of the Nominating and Corporate Governance Committee

(1)	Member of the Audit Committee

(2)	Member of the Nominating and Corporate Governance Committee

(3)	Member of the Compensation Committee

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

Yuejun Jiang has served as our independent director since May 2023. Mr. Yuejun Jiang founded Enotek Technology (Group) Co., Ltd. in the People’s Republic of China (“China” or the “PRC”) in 2008, a company providing full-service industrial logistics solutions to customers, and has since served as the company’s chairman of the board of directors. Mr. Jiang oversees the company’s overall operations and makes major corporate decisions. Mr. Jiang obtained a bachelor’s degree in law from China Central Radio and TV University (currently known as Open University of China) in 2014 and obtained an Executive MBA degree from Cheung Kong Graduate School of Business in the PRC in 2017. Mr. Jiang obtained his Doctor of Business Administration degree from Singapore Management University in 2025.

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

Overview

For the fiscal year ended December 31, 2025, we and our subsidiaries paid aggregate cash compensation of approximately US377 thousand to our directors and executive officers as a group. We do not pay or set aside any amounts for pensions, retirement or other benefits for officers and directors.

The following table presents the compensation awarded to or earned by or paid to our named executive officers during the fiscal years ended December 31, 2025, 2024 and 2023.

Name and Principal Position	Year (FY)	Salary ($)	Bonus ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Siguang Peng	2025	198,000	-	-	-	-	-	198,000
	2024	60,000	-	-	-	-	-	60,000
	2023	10,200	-	-	-	-	-	10,200
Yupeng Guo	2025	125,000	-	-	-	-	-	125,000
	2024	36,000	-	-	-	-	-	36,000
	2023	31,626	-	-	-	-	-	31,626

Outstanding Equity Awards at Fiscal Year End

The following table summarizes for our employees, directors and service providers the outstanding options granted under the 2020 Plan as of December 31, 2025.

Name	Our Ordinary Shares	Options Awarded	Exercise Price	Date of Grant	Date of Expiration
All non-executive employees as a group	643,000	643,000		6/23/2025
Total	643,000	643,000

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

Board Committees

Our board of directors has established three standing committees - audit, compensation and nominating and corporate governance - each of which operates under a charter that has been approved by our board of directors. Copies of each committee’s charter are posted on the Investor Relations section of our website, which is located at https://btct.us/IR/Team#content. Each committee has the composition and responsibilities described below. Our board of directors may from time to time establish other committees.

Audit Committee

Our audit committee consists of Ms. Ye Ren, who is the chair of the audit committee, Mr. Zhiyi Xie and Mr. Yuejun Jiang. Our board of directors has determined that each of the members of our audit committee satisfies the Nasdaq Marketplace Rules and SEC independence requirements. The functions of this committee include, among other things:

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

The following table sets forth information regarding the beneficial ownership based on 9,516,975 shares of our ordinary shares outstanding as of December 31, 2025 based on information obtained from the persons named below, with respect to the beneficial ownership of our shares by:

●	each person known by us to be the beneficial owner of more than 5% of our outstanding shares;

●	each of our officers and directors; and

●	all our officers and directors as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them.

Name and Address of Beneficial Owner	Amount of beneficial ownership	Percentage of outstanding ordinary shares
Directors and Executive Officers (1)
Xu Peng	-	-
Siguang Peng (1)	10,936	0.001%
Yupeng Guo (2)	5,599	0.001%
Zhiyi Xie	-	-
Ye Ren	-	-
Yuejun Jiang	-	-
All directors and executive officers as a group	16,535	0.002%

(1)	Represents 10,936 ordinary shares directly held by AP Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by AP Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Siguang Peng. The registered office of AP Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(2)	Represents 1 ordinary share held by Mr. Yupeng Guo and 5,598 ordinary shares directly held by RG Education Investment Limited, a business company limited by shares incorporated in British Virgin Islands and wholly owned by RG Education Consulting Limited, a British Virgin Islands company wholly owned and controlled by Yupeng Guo. The registered office of RG Education Investment is Commerce House, Wickhams Cay 1, P.O. Box 3140, Road Town, Tortola, British Virgin Islands VG1110.

(3)	Represents 415,602 ordinary shares held by YUN FENG ASSETS INC., a business company limited by shares incorporated in Cayman Islands. The registered office of YUN FENG ASSETS INC. is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.

None of our existing shareholders have different voting rights from other shareholders. To our knowledge, we are not owned or controlled, directly or indirectly, by another corporation, by any foreign government or by any other natural or legal persons, severally or jointly. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

To our best knowledge, as of December 31, 2025, we had 9,516,975 ordinary shares issued and outstanding, among which approximately 82.01% of those ordinary shares are held in the U.S., including CEDE & CO and eleven registered holders of record. The number of beneficial owners of our ordinary shares in the U.S. is likely much larger than the ten record holders of our ordinary shares in the U.S.

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

During the fiscal year ended December 31, 2025, the Company was not required to recoup any compensation awarded under the Clawback Policy.

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

Transactions with related parties

In the year ended December 31, 2025, we advanced to Mr. Yupeng Guo of US$0.2 million, Mr. Siguang Peng of US$0.2 million. From January 1 through May 11, 2026, the date of this report, we have not made any additional advances to Mr. Yupeng Guo or Mr. Siguang Peng.

In the year ended December 31, 2024, we repaid amount due to Mr. Jishuang Zhao of US$2.4 million, Met Chain Co., Limited of US$1.8 million.

In the year ended December 31, 2023, we repaid amount due to Mr. Jishuang Zhao of US$2.5 million.

Amount due to related parties

As of December 31, 2025, our outstanding balance due to Mr. Yupeng Guo was nil, our outstanding balance due to Mr. Jishuang Zhao was nil, and our outstanding balance due to Met Chain Co., Limited was nil. As of May 11, 2026, the date of this report, there have been no material changes to these balances.

As of December 31, 2023, our outstanding balance due to Mr. Yupeng Guo was US$0.3 million, our outstanding balance due to Mr. Jishuang Zhao was US$2.0 million, and our outstanding balance due to Met Chain Co., Limited was US$2.0 million.

Amounts due from related parties

As of December 31, 2025, our outstanding balance due from Mr. Yupeng Guo was US$0.2 million, our outstanding balance due from Mr. Siguang Peng was US$0.2 million, and our outstanding balance due from Met Chain Co., Limited was US$0.2 million. As of May 11, 2026, the date of this report, our outstanding balance due from Mr. Yupeng Guo was US$42,000, our outstanding balance due from Mr. Siguang Peng was US$US$0.2 million, and our outstanding balance due from Met Chain Co., Limited was US$0.2 million.

As of December 31, 2024, our outstanding balance due from Mr. Yupeng Guo was US$12,000, and that due from Met Chain Co., Limited was US$0.2 million.

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

Our management, with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Based on that evaluation, our management has concluded that, as of December 31, 2025, our disclosure controls and procedures were effective to ensure that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms, and that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

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

As required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules as promulgated by the SEC, our management, including our chief executive officer and chief financial officers, assessed the effectiveness of internal control over financial reporting as of December 31, 2025 using the criteria set forth in the report “Internal Control—Integrated Framework (2013)” published by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the management concluded that our internal control over financial reporting was ineffective as of December 31, 2025.

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

As of the date of this report, we are no longer qualified as an “emerging growth company” pursuant to the JOBS Act and are not permitted to take advantage of certain specified reduced reporting and other requirements that are otherwise applicable generally to public companies. Although we are no longer an emerging growth company, we remain a non-accelerated filer and are therefore not required to provide an attestation report of our independent registered public accounting firm on our internal control over financial reporting.

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

Audit Alliance LLP

	For the Year Ended December 31,
(in thousands of US$)	2023	2024	2025
Audit fees(1)	220	220	220
Audit related fees(2)	20	45	30
Tax fees(3)	-	-	-
All other fees	-	-	-
Total	240	265	250

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

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not Applicable.

ITEM 16G. CORPORATE GOVERNANCE

As a foreign private issuer with shares listed on the Nasdaq Capital Market, we are subject to corporate governance requirements imposed by Nasdaq. Under Nasdaq Stock Market Rule 5615(a)(3), a foreign private issuer such as us may follow its home-country corporate governance practices in lieu of certain of the Nasdaq Stock Market Rules corporate governance requirements. We are committed to a high standard of corporate governance. As such, we strive to comply with most of the Nasdaq corporate governance practices. However, our current corporate governance practices differ from Nasdaq corporate governance requirements for U.S. companies in certain respects, as summarized below:

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

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations or financial condition. However, despite our efforts, we may not be successful in eliminating all risks from cybersecurity threats and can provide no assurances that undetected cybersecurity incidents have not occurred. See Part I, Item 1A. “Risk Factors” of this Annual Report for more information regarding the cybersecurity risks we face.

PART III

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

		Incorporated by Reference
Exhibit	Description	Form	File No.	Exhibit	Filing Date
1.1	Amended and Restated Memorandum and Articles of the Company	20-F	001-39258	1.1	May 16, 2022
1.2	Secretary’s Certificates certifying the change of the Company’s name and the Share Consolidation	10-K	001-39258	3.2	April 15, 2024
2.1	Description of Share Capital	S-3	333-283367		November 20, 2024
2.2	Specimen Ordinary Shares Certificate, as currently effective	10-K	001-39258	4.2	April 15, 2024
2.3	Specimen Warrant Certificate of the Company (Prior to Share Consolidation)	F-4	333-235859	4.2	March 6, 2020
2.4	Specimen Unit Certificate of the Company (Prior to Share Consolidation)	F-4	333-235859	4.3	March 6, 2020
2.5	Form of Amended and Restated Warrant Agreement between Continental Stock Transfer & Trust Company and the Company	F-4	333-235859	4.8	March 6, 2020
2.6	Unit Purchase Option of Chardan Capital Markets, LLC	F-4	333-235859	4.9	March 6, 2020
2.7	Unit Purchase Option of I-Bankers Securities, Inc.	F-4	333-235859	4.10	March 6, 2020
2.8	Voting Agreement between the Company and EdtechX, and certain other parties thereto dated March 30, 2020	20-F	001-39258	3.1	June 4, 2020
2.9	Registration Rights Agreement between the Company and Every Bridge Limited, dated March 30, 2020	20-F	001-39258	4.18	June 4, 2020
2.10	Registration Rights Agreement between the Company and Xiamen ITG Education Group CO., LTD, dated March 30, 2020	20-F	001-39258	4.20	June 4, 2020
2.11	Form of Amended and Restated Registration Rights Agreement between Holdco and the Investors party thereto	F-4	333-235859	10.19	March 6, 2020
2.12	Registration Rights Agreement between the Company and Meten Shareholders, dated March 30, 2020	20-F	001-39258	4.22	June 4, 2020
2.13	Specimen Ordinary Share Certificate of the Company (prior to Share Consolidation)	20-F	001-39258	2.4	May 16, 2022
2.14	Form of Pre-Funded Warrants	8-K	001-39258	4.1	December 9, 2024
4.1	The ESOP Plan	F-4	333-235859	10.1	March 6, 2020
4.2	Form of Indemnification Agreement with our directors and executive officers	10-K	001-39258	10.2	April 15, 2024
4.3	Form of Employment Agreement between the Company and its executive officers	10-K	001-39258	10.3	April 15, 2024

4.4	Joint Venture Agreement between the Company and certain individuals, dated December 20, 2021	6-K	001-39258	10.1	December 22, 2021
4.5	Strategic Cooperation Agreement between the Company and AGM Group Holdings Inc., dated October 26, 2021	20-F	001-39258	4.22	May 16, 2022
4.6	Hosting Agreement entered into by and between Exponential Digital, Inc. and Meten Service USA Corp., dated January 11, 2022	20-F	001-39258	4.10	March 15, 2023
4.7	English Translation of the Mining Machine Rental Agreement entered into by and between Meten Holding Group Ltd. and Lobo Group Limited, dated October 4, 2022	20-F	001-39258	4.11	March 15, 2023
4.8	Loan and Security Agreement by and between Meten Holding Group Ltd. and JM DIGITAL INC., dated October 1, 2022	20-F	001-39258	4.12	March 15, 2023
4.9	Sales and Purchase Agreement Between BITMAIN TECHNOLOGIES DELAWARE LIMITED and Meten Block Chain LLC	10-K	001-39258	10.9	April 15, 2024
4.10	English Translation of the Asset Transfer Agreement entered into by and among Meten Holding Group Ltd., Jianyu Guo and Tianying Zheng, dated June 7, 2023	6-K	001-39258	10.1	June 8, 2023
4.11	English Translation of Amendment No. 1 to the Asset Transfer Agreement entered into by and among Meten Holding Group Ltd., Jianyu Guo and Tianying Zheng, dated July 10, 2023	6-K	001-39258	10.1	July 14, 2023
4.12	Subscription Agreement entered into by and between the Company and FU Qinyun, dated August 1, 2023	6-K	001-39258	10.1	August 7, 2023
4.13	Subscription Agreement entered into by and between the Company and Future Satoshi Ltd., dated August 1, 2023	6-K	001-39258	10.2	August 7, 2023
4.14	Form of Subscription Agreement	6-K	001-39258	10.1	December 26, 2023
4.15	English Translation of Asset Purchase Agreement dated October 5, 2023	10-K	001-39258	10.15	April 15, 2024
4.16	The Acquisition Agreement among Meten Service USA Corp., BTC Digital Ltd., and Mine Crypto Pro Inc.	8-K	001-39258	10.1	July 3, 2024
4.17†	The Asset Purchase Agreement with BITMAIN TECHNOLOGIES DELAWARE LIMITED	20-F	001-39258	4.17	April 30, 2025
8.1	Subsidiaries of the Registrant	10-K	001-39258	21.1	April 15, 2024
11.1	Insider Trading Policies and Procedures	10-K	001-39258	19.1	April 15, 2024
12.1*	Certificate of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	-	-	-	-
12.2*	Certificate of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	-	-	-	-
13.1**	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350	-	-	-	-
13.2**	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350	-	-	-	-
14.1	Code of Ethics	10-K	001-39258	14.1	April 15, 2024
15.1*	Consent of Audit Alliance LLP	-	-	-	-
97.1	Policy Relating to Recovery of Erroneously Awarded Compensation	10-K	001-39258	97.1	April 15, 2024
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (Embedded as Inline XBRL document and contained in Exhibit 101).

*	Filed herewith

**	Furnished herewith

†	Portions of this exhibit (indicated by asterisks) have been omitted in accordance with Item 601(b)(10)(iv) of Regulation S-K. If requested by the Commission or its staff, the registrant will promptly provide on a supplemental basis an unredacted copy of the exhibit and its materiality and privacy or confidentiality analyses.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

May 11, 2026	BTC Digital Ltd.

	By:	/s/ Siguang Peng
Siguang Peng
Chief Executive Officer

BTC Digital Ltd.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

BTC Digital Ltd.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of BTC Digital Ltd. (the “Company”) and its subsidiaries (the “Group”) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for the years ended December 31,2025, 2024 and 2023, and the related notes (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Group as of December 31, 2025 and 2024, and the results of its operations and its cash flows for the years ended December 31, 2025,2024 and 2023, in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Material Uncertainty Related to Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Group had net loss of $9.1 million as of December 31,2025, net cash outflow from operating activities amounting to $5.3million for the year ended December 31, 2025 and the accumulated deficit of $197.65 million as of December 31, 2025, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

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

Critical Audit Matters-Revenue Recognition of Digital Asset Mining

The critical audit matters communicated below are matters arising from the current-period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matters or on the accounts or disclosures to which they relate.

Recognition of revenue generated from the Digital Asset Mining

Description of the Matter

The Group generates revenue from digital asset mining operations by participating in third-party mining pools and contributing computing power to such mining pools with the mining significant volume. The Group does not independently mine blocks on chain. Mining rewards are allocated by the mining pool operators based on the Group’s contributed computing power and are credited to the Group’s institutional account maintained with a third-party digital asset platform. Revenue from digital asset mining is recognized when the Group obtains control of the digital asset rewards, measured at the fair value of the digital assets received at the time of receipt.

We identified revenue recognition from digital asset mining as a critical audit matter because auditing such revenue involved especially challenging and complex auditor judgment and procedures. The complexity and judgment principally arose from the need to evaluate whether the mining rewards allocated by third-party mining pool operators were complete, accurate, earned by the Group based on its contributed computing power, credited to the Group’s institutional digital asset platform account, recorded in the appropriate reporting period, and measured using appropriate quoted market prices at the time of receipt.

The Group’s mining revenue depends on information from multiple sources, including mining pool settlement records, mining machine operating data, institutional digital asset platform account records, and quoted market prices of digital assets. Significant auditor judgment and effort were required to reconcile these data sources, assess the reliability and completeness of third-party records, evaluate the timing at which the Group obtained control of the digital asset rewards, and test the fair value measurement of the digital assets recognized as revenue, including the need for us to involve IT specialists to assist with the performance of certain audit procedures, including the need for us to involve IT specialists to assist with the performance of certain audit procedures.

How We Addressed the Matter in Our Audit

The procedures we performed to address this critical audit matter included the following:

●	We obtained an understanding of internal controls relevant to mining revenue recognition, including mining pool settlement, reward recording, reconciliation to the Group’s institutional digital asset platform account, and price capture.

●	We performed site visits at the Company’s facilities where the mining hardware is located, which included observations of the physical controls and mining equipment inventory.

●

We identified the Group’s relevant systems used to process the revenue transactions related to the digital asset mining and tested the general IT controls systems and the information technology application control (“ITAC”), including, user access controls, change management controls, and IT operations controls, with the assistance of our IT specialists;

●	We tested the completeness and accuracy of the process for recording the volume of mining. We also further tested samples of transactions related to the revenue generated from the digital asset mining with the assistance of our IT specialists;

●	We tested mining revenue by comparing mining pool settlement records with the Group’s mining machine operating data and institutional digital asset platform account records to evaluate the completeness, occurrence and accuracy of mining rewards allocated to the Group.

●	We confirmed or otherwise verified the year-end digital asset balances held in the Group’s institutional digital asset platform account.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2021.

Singapore

May 11, 2026

FINANCIAL INFORMATION

BTC DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS

(In thousands of US$, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2024	2025
		US$’000	US$’000

ASSETS
Current assets
Cash and cash equivalents		14,900	350
Accounts receivable	5	5,477	6,223
Prepayments and other current assets	6	2,891	4,512
Amounts due from related parties		200	638
Digital assets	7	1,085	7,573

Total current assets		24,553	19,296

Non-current assets
Equity method investments	8	4,023	4,314
Right-of-use asset		384	343
Property and equipment, net	9	12,170	15,972
Total non-current assets		16,577	20,629

Total assets		41,130	39,925

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable		115	-
Short term loans	11	484	2,166
Contract liabilities		124	-
Current lease liability		49	49
Accrued expenses and other payables		121	261
Total current liabilities		893	2,476

Non-current liability
Lease liability		320	286
Total non-current liability		320	286

Total liabilities		1,213	2,762

BTC DIGITAL LTD.

CONSOLIDATED BALANCE SHEETS (Continued)

(In thousands of US$, except share data and per share data, or otherwise noted)

		As of December 31,
	Note	2024	2025
		US$’000	US$’000

Shareholders’ equity
Ordinary shares (US$0.06 par value; 200,000,000 shares authorized; 6,434,040 and 9,516,975 shares issued outstanding as of December 31, 2024 and December 31, 2025)	14	368	553
Additional paid-in capital		228,137	234,259
Accumulated deficit		(188,588)	(197,649)

Total shareholders’ equity		39,917	37,163

Total liabilities and shareholders’ equity		41,130	39,925

BTC DIGITAL LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS LOSS

(In thousands of US$, except share data and per share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2023	2024	2025
		US$’000	US$’000	US$’000

Revenues		9,073	11,675	14,041
Cost of revenues		(10,208)	(11,560)	(17,200)
Gross profit /(loss)		(1,135)	115	(3,159)
Operating expenses:
Selling and marketing expenses		(225)	(355)	(585)
General and administrative expenses		(1,121)	(2,438)	(5,065)
Loss from operations		(2,481)	(2,678)	(8,809)
Other income (expenses):
Realized gain/(loss) on exchange of digital assets		34	713	(418)
Interest income		1	-	191
Interest expenses		(63)	(48)	(62)
Equity in income on equity method investments		12	75	91
Other expenses, net		(327)	(51)	(54)
Loss before income tax		(2,824)	(1,989)	(9,061)
Income tax expense	10	-	-	-
Net Loss		(2,824)	(1,989)	(9,061)
Net Loss		(2,824)	(1,989)	(9,061)

Net loss per share-Basic	12	(1.89)	(0.66)	(1.10)
Net loss per share- Diluted		(1.89)	(0.66)	(1.10)
Weighted average shares used in calculating net loss per share
- Basic		1,494,333	3,023,327	8,222,890
- Diluted		1,494,333	3,023,327	8,222,890

BTC DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In thousands of US$, except share data and per share data, or otherwise noted)

		Ordinary shares		Additional paid-in capital	Accumulated deficit	Total equity attributable to shareholders of the Company	Non-controlling interests	Total shareholders’ equity
	Note	Number of shares*	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Balances as of December 31, 2022		1,044,009	63	202,992	(183,775)	19,280	-	19,280
Net loss for the year		-	-	-	(2,824)	(2,824)	-	(2,824)
Issuance of ordinary shares		1,053,526	58	2,790	-	2,848	-	2,848
Share-based compensation		-	-	138	-	138	-	138
Balances as of December 31, 2023		2,097,535	121	205,920	(186,599)	19,442	-	19,442
Net loss for the year					(1,989)	(1,989)		(1,989)
Issuance of ordinary shares		4,336,505	247	21,646	-	21,893	-	21,893
Share-based compensation		-	-	571	-	571	-	571
Balances as of December 31, 2024		6,434,040	368	228,137	(188,588)	39,917	-	39,917
Net loss for the year					(9,061)	(9,061)	-	(9,061)
Issuance of ordinary shares		2,439,935	146	4,295	-	4,441	-	4,441
Share-based compensation		643,000	39	1,827	-	1,866	-	1,866
Balances as of December 31, 2025		9,516,975	553	234,259	(197,649)	37,163	-	37,163

*	Retrospectively restated due to thirty for one reverse stock split, see Note 14

BTC DIGITAL LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands of US$, except share data and per share data, or otherwise noted)

		For the Years Ended December 31,
	Note	2023	2024	2025
		US$’000	US$’000	US$’000
Cash flows from operating activities:
Net loss		(2,824)	(1,989)	(9,061)
Adjustments to reconcile net loss to net cash generated from operating activities:
Depreciation		3,151	3,671	4,141
Realized loss/(gain) on exchange of digital assets		(34)	(713)	418
Equity income on equity method investments		(12)	(75)	(91)
Share-based compensation expenses	13	138	571	1,827
Loss on write-off of property and equipment		-	45	35
Loss on disposal of property and equipment		357	-	-
Amortization of operating lease right-of-use asset		-	10	41
Increase/(decrease) in accounts receivable		3,417	8	(746)
Increase in right-of-use asset		-	(394)	-
(Increase)/decrease in prepayments and other current assets		3,003	8	(780)
Change of Digital assets		(311)	64	(909)
Increase/(decrease) in accounts payable		(3,327)	(13)	(115)
(Increase)/decrease in deferred revenue		250	(126)	(124)
Increase/(decrease) in accrued expenses and other payables		-	121	140
Increase in operating lease liability		-	49	-
Increase/(decrease) of lease liability-non-current		-	320	(34)
Net cash flow generated from/(used in) operating activities		3,808	1,557	(5,258)
Cash flows from investing activities:
Purchases of property and equipment		(2,501)	(2,744)	(8,519)
Payment for investment in associate		-	-	(200)
Repayment of advances from related parties		-	-	(475)
Purchases of digital assets		-	-	(5,997)
Proceeds from disposal of property and equipment		564	-	-
Advances to related parties		(2,683)	(4,697)	37
Advance to third party				(300)
Repayment of advances to related parties		-	441	-
Net cash used in investing activities		(4,620)	(7,000)	(15,454)
Cash flows from financing activities:
Proceeds from short term loans		182	810	7,823
Repayment of short term loans		(927)	(451)	(6,141)
Proceeds from issuance of ordinary shares, net of issuance costs		1,552	19,941	4,480
Net cash generated from financing activities		807	20,300	6,162
Net increase/(decrease) in cash and cash equivalents		(5)	14,857	(14,550)
Cash and cash equivalents at the beginning of the year		48	43	14,900
Cash and cash equivalents at the end of the year		43	14,900	350
Supplemental disclosure of cash flow information:
Interest paid		63	21	62
Supplemental disclosure of non-cash flow information:
Lease liability arising from obtaining right-of-use asset		-	394	-
Non-cash issuance of common shares for the purchase of equity in a joint venture		-	1,051	-
Non-cash issuance of common shares for the payment of mining facility acquisition		-	360	-
Issuance of ordinary shares for previously received cash proceeds			542	-

BTC DIGITAL LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(In thousands of RMB, except share data and per share data, or otherwise noted)

1.	Organization and Principal Activities

(a)	Principal activities

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

As of December 31, 2025, the details of the Company’s subsidiaries were as follows:

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

The transaction is not a business combination because EdtechX was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by Meten International for the net monetary assets of EdtechX, accompanied by a recapitalization. Meten International is determined as the predecessor and the historical financial statements of Meten International became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The equity is restated using the exchange ratio of 0.1519 established in the reverse recapitalization transaction, which is 48,391,607 divided by 318,601,222, to reflect the equity structure of the Company. Loss (income) per share is retrospectively restated using the historical weighted-average number of ordinary shares outstanding multiplied by the exchange ratio. The share and per share data is retrospectively restated using the exchange ratio in the share-based compensation footnote, see Note 13.

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

(c)	Basis of presentation

The accompanying consolidated financial statements have been prepared in accordance with GAAP’.

The consolidated financial statements are presented in dollars (“US$”), rounded to the nearest thousands except share data and per share data, or otherwise noted.

(d)	Principles of consolidation

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

The accompanying consolidated financial statements have been prepared assuming that the Group will continue as a going concern. The going concern basis assumes that assets are realized and liabilities are settled in the ordinary course of business.

For the year ended December 31, 2025, the Group incurred a net loss of approximately US$9.1 million and had net cash used in operating activities of approximately US$5.3 million. As of December 31, 2025, the Group had cash and cash equivalents of approximately US$0.4 million. These conditions raised substantial doubt about the Group’s ability to continue as a going concern.

Management has evaluated these conditions and has developed plans to mitigate the substantial doubt. These plans include, but are not limited to, generating cash flows from the Group’s mining, mining machine resale, rental and hosting businesses, collecting outstanding receivables, including certain receivables collected subsequent to year-end, controlling operating expenses and capital expenditures, liquidating digital assets when necessary, and seeking additional financing through equity or debt financing. As of December 31, 2025, the Group held digital assets of approximately US$7.6 million, which may be liquidated as needed to support the Group’s working capital requirements.

Management believes that the above plans, if successfully implemented, will enable the Group to meet its anticipated working capital requirements and capital expenditure needs for at least the next twelve months from the issuance date of the consolidated financial statements. However, there can be no assurance that the Group will be able to generate sufficient cash flows from operations, liquidate digital assets at favorable prices, or obtain additional financing on acceptable terms, or at all.

The Group has prepared the consolidated financial statements on a going concern basis and do not include any adjustments that might result from the outcome of this uncertainty.

3.	Summary of significant accounting policies

(a)	Use of estimates

The preparation of consolidated financial statements in conformity with the U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates, and such differences may be material to the consolidated financial statements. Changes in facts and circumstances may cause the Group to revise its estimates. In accordance with ASC 250, the changes in estimates will be recognized in the same period of changes in facts and circumstances. Significant accounting estimates reflected in the Group’s consolidated financial statements include revenue recognition, including the determination of whether revenue recognition criteria have been met and the fair value measurement of digital assets received from mining activities; the useful lives and recoverability of property and equipment and other long-lived assets; the fair value measurement of digital assets; the allowance for credit losses on accounts receivable and other receivables; the valuation and recoverability of equity method investments; the realization of deferred tax assets; the fair value of share-based compensation awards; lease liabilities and right-of-use assets; and the fair value of identifiable assets acquired, liabilities assumed and non-controlling interests in business combinations. The Group bases its estimates on historical experience and on various other assumptions that are believed to be reasonable, the results of which form the basis for making judgments about the carrying values of assets and liabilities.

(b)	Functional currency

The Group use United States dollar (“US$”) as its reporting currency. The functional currency of the Company and its subsidiaries incorporated outside of the PRC is United States dollar (“US$”).

(c)	Cash and cash equivalents

Cash and cash equivalents represent cash on hand and cash at bank, which have original maturities of three months or less when purchased and which are unrestricted as to withdrawal and use. In addition, highly liquid investments which have original maturities of three months or less when purchased are classified as cash and cash equivalents.

(d)	Accounts receivable

Accounts receivable are presented net of allowance for credit losses. The Group estimates expected credit losses on accounts receivable in accordance with ASC 326, Financial Instruments — Credit Losses, based on historical collection experience, the aging of accounts receivable, current economic conditions, customer-specific facts and circumstances, subsequent collection status, and reasonable and supportable forecasts that affect collectability.

Given the limited number of accounts receivable customers and the specific facts and circumstances associated with each receivable, the Group generally evaluates accounts receivable for expected credit losses on an individual basis. The Group records allowance for credit losses when facts and circumstances indicate that the receivable may not be fully collectible, including, but not limited to, significant financial difficulty of the customer, disputes with customers, deterioration in payment patterns, aging status, or other information indicating increased collection risk.

If receivables with similar risk characteristics are identified in the future, the Group will estimate expected credit losses for such receivables on a collective basis. Accounts receivable are written off against the allowance for credit losses when they are deemed uncollectible after all reasonable collection efforts have been exhausted and the likelihood of recovery is remote.

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

Purchases of digital assets by the Group, if any, will be included within investing activities in the accompanying consolidated statements of cash flows, while digital assets awarded to the Group through its mining activities are included within operating activities on the accompanying consolidated statements of cash flows. The sales of digital assets are included within investing activities in the accompanying consolidated statements of cash flows and any realized gains or losses from such sales are included in “realized gain (loss) on exchange of digital assets” in the Consolidated Statements of Operations and Comprehensive Loss. The Group accounts for its gains or losses in accordance with the first-in first-out method of accounting.

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

Property and equipment, net are stated at cost less accumulated depreciation and impairment, if any, and depreciated on a straight-line basis over the estimated useful lives of the assets. Cost represents the purchase price of the asset and other costs incurred to bring the asset into its intended use. Depreciation expenses are included in general and administrative expenses.

Estimated useful lives are as follows:

Miners	5 years
Mining Infrastructure	10 years
Land	Indefinite

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of operations and comprehensive loss.

(h)	Impairment of long-lived assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Group first compares undiscounted cash flows expected to be generated by that asset or asset group to its carrying amount. If the carrying amount of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying amount exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. No impairment losses were recorded for the years December 31, 2023, 2024 and 2025.

(i)	Operating leases

The Group adopted Accounting Standards Update (“ASU”) 2016-02, Leases (FASB ASC Topic 842). The adoption of Topic 842 resulted in the recognition of operating lease right-of-use (“ROU”) assets and operating lease liabilities on the consolidated balance sheets.

The Group has elected the package of practical expedients, which allows the Group not to reassess whether any expired or existing contracts are or contain leases, the lease classification for any expired or existing leases, and initial direct costs for any expired or existing leases. The Group has also elected the short-term lease exemption for all contracts with lease terms of 12 months or less.

At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is or contains a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract is or contains a lease, the Group assesses whether the contract involves the use of an identified asset, whether it has the right to obtain substantially all of the economic benefits from the use of the asset, and whether it has the right to direct the use of the asset.

The ROU assets and related lease liabilities are recognized at the lease commencement date. The Group recognizes operating lease expenses on a straight-line basis over the lease term.

The Group recognizes ROU assets at the commencement date of the lease, which is the date the underlying asset is available for use. ROU assets are measured at cost, less accumulated amortization and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of ROU assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date, less any lease incentives received.

Lease liabilities are initially measured at the present value of the outstanding lease payments at the commencement date, discounted using the Group’s incremental borrowing rate, unless the rate implicit in the lease is readily determinable. Lease payments included in the measurement of lease liabilities comprise fixed lease payments, variable lease payments that depend on an index or a rate, amounts expected to be payable under a residual value guarantee, and the exercise price of a purchase option if the Group is reasonably certain to exercise that option.

Lease liabilities are measured at amortized cost using the effective interest method and are remeasured when there is a change in future lease payments, a change in the estimate of amounts expected to be payable under a residual value guarantee, or a change in the Group’s assessment of purchase options, renewal options or termination options.

The Group reviews ROU assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Impairment losses, if any, are recognized in the consolidated statements of operations.

For arrangements in which the Group acts as a lessor, the Group evaluates the lease classification at lease commencement. The Group’s mining machine arrangements are accounted for as operating leases when the arrangements do not transfer substantially all of the risks and rewards incidental to ownership of the underlying mining machines to the lessee. Lease income from operating leases is recognized on a straight-line basis over the lease term, unless another systematic basis is more representative of the pattern in which benefit is derived from the use of the underlying assets.

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

The Group accounts for share-based compensation in accordance with ASC 718, Compensation — Stock Compensation. Share-based awards granted to employees, directors and consultants are measured at the grant-date fair value of the awards and recognized as compensation expense over the requisite service period, with a corresponding credit to additional paid-in capital. For awards that do not require future service or other vesting conditions, the Group recognizes the related compensation expense on the grant date.

The grant-date fair value of share-based awards is determined based on the terms of the awards and available market information. When applicable, the Group uses the closing market price of the Company’s ordinary shares on the grant date as the basis for measuring the fair value of the awards. Forfeitures are accounted for when they occur.

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

The carrying amounts of cash and cash equivalents, accounts receivable, amounts due from related parties, accounts payable, amounts due to related parties, accrued expenses and other payables as of December 31, 2023, 2024 and 2025 approximate their fair values because of short maturity of these instruments.The carrying amounts of short-term loans approximate their fair values due to their short-term maturities and because the interest rates used to discount the expected cash flows approximate market interest rates.

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

In March 2024, the FASB issued ASU 2024-01, “Compensation-Stock Compensation (Topic 718): Scope Application of Profits Interest and similar Awards” For public business entities, the amendments in this Update are effective for annual periods beginning after December 15, 2024，and interim periods within those annual periods. For all other entities, the amendments are effective for annual periods beginning after December 15, 2025 and interim periods within those annual periods, Early adoption is permitted for both interim and annual financial statements that have not yet been issued or made available for issuance. if an entity adopts the amendments in an interim period, it should adopt them as of the beginning of the annual period that includes that interim period.

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

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses (“ASU 2024-03”), and in January 2025, the FASB issued ASU 2025-01, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40): Clarifying the Effective Date (“ASU 2025-01”). ASU 2024-03 requires public business entities to disclose additional information about specific expense categories included in relevant expense captions presented on the face of the income statement, including, among others, purchases of inventory, employee compensation, depreciation, amortization and depletion. ASU 2024-03, as clarified by ASU 2025-01, is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statement disclosures.

In January 2025, the FASB issued ASU 2025-01 Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40). The Board issued Update 2024-03 on November 4, 2024. Update 2024-03 states that the amendments are effective for public business entities for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027. Following the issuance of Update 2024-03, the Board was asked to clarify the initial effective date for entities that do not have an annual reporting period that ends on December 31 (referred to as non-calendar year-end entities). Because of how the effective date guidance was written, a non-calendar year-end entity may have concluded that it would be required to initially adopt the disclosure requirements in Update 2024-03 in an interim reporting period, rather than in an annual reporting period. The Board’s intent in the basis for conclusions of Update 2024-03 is clear that all public business entities should initially adopt the disclosure requirements in the first annual reporting period beginning after December 15, 2026, and interim reporting periods within annual reporting periods beginning after December 15, 2027. However, the Board acknowledges that there was ambiguity between the intent in the basis for conclusions in Update 2024-03 and the transition guidance that was included in the Codification when Update 2024-03 was issued.

In February 2025, the FASB issued ASU 2025-02, Liabilities (Topic 405): Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 122 (“ASU 2025-02”), which amends the Accounting Standards Codification to remove the text of SEC Staff Accounting Bulletin No. 121, Accounting for Obligations to Safeguard Crypto-Assets an Entity Holds for Its Platform Users, following the issuance of SEC Staff Accounting Bulletin No. 122. ASU 2025-02 is effective immediately. The Company currently does not hold crypto-assets for platform users or provide crypto-asset safeguarding services to platform users. Accordingly, the adoption of ASU 2025-02 is not expected to have a material impact on the Company’s consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets (“ASU 2025-05”). The amendments provide a practical expedient for all entities, and an accounting policy election for entities other than public business entities, when estimating expected credit losses for current accounts receivable and current contract assets arising from transactions accounted for under Topic 606. ASU 2025-05 is effective for annual reporting periods beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements and related disclosures, and does not expect the adoption to have a material impact.

In December 2025, the FASB issued ASU 2025-11, Interim Reporting (Topic 270): Narrow-Scope Improvements, which clarifies the scope, form and content, and disclosure requirements for interim financial statements prepared in accordance with U.S. GAAP. The amendments clarify that ASC 270 applies to all entities that provide interim financial statements and notes in accordance with U.S. GAAP, provide a comprehensive list of interim disclosures currently required by U.S. GAAP, and introduce a disclosure principle requiring entities to disclose events occurring since the end of the most recent annual reporting period that have a material impact on the entity. The amendments are effective for interim reporting periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this ASU will have on its interim financial statement disclosures.

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

Credit and concentration risk

Assets that potentially subject the Group to significant concentration of credit risk primarily consist of cash and cash equivalents. As of December 31, 2025, substantially all of the Group’s cash and cash equivalents were deposited in financial institutions located in the United States, Singapore, and Hong Kong, which management believes are of high credit quality.

5.	Accounts receivables

	As of December 31,	As of December 31,
	2024	2025
	US$’000	US$’000
Accounts receivable	5,477	6,223

6.	Prepayments and other current assets

The prepayments and other current assets consist of the following:

	As of December 31,	As of December 31,
	2024	2025
	US$’000	US$’000
Prepayments and other current assets
Prepayment for equipment	1,895	260
Deposits*	1,181	3,394
Others**	295	1,338
Less: Allowance for credit loss	(480)	(480)
Total	2,891	4,512

*	A March 2024 US$0.5 million deposit paid for a terminated Bitcoin mining facility acquisition remains partially unrecovered, with US$0.48 million outstanding due to counterparty default. A full impairment loss was recognized based on assessed credit risks.

**	The others mainly include prepaid consulting service fees and other sundry receivables.

7.	Digital assets

	As of December 31,	As of December 31,
	2024	2025
	US$’000	US$’000
BTC	1,085	2,462
DOGE	-	157
ETH	-	4,921
LTC	-	33
Total	1,085	7,573

Additional information about digital assets:

For the year ended December 31, 2025, the Company generated digital assets through mining services, including bitcoin, Dogecoin and Litecoin, and also acquired digital assets through purchases, including Ethereum. The following table presents additional information about digital assets for the years ended December 31, 2025 and 2024, respectively:

	As of December 31,	As of December 31,
	2024	2025
	US$’000	US$’000
Opening balance	436	1,085
Receipt of digital assets from mining services	1,190	1,790
Receipt of digital assets from hosting services	-	450
Purchases of digital assets	-	7,001
Conversions among digital assets and stablecoins	(662)	(2,641)
Borrowed from third party / repaid to a third party	121	(130)
Others	-	18
Ending balance	1,085	7,573

For the years ended December 31, 2023, 2024 and 2025, the Group recognized impairment losses of nil against bitcoins.

8.	Equity method investments

In December 2021, the Group had entered into an agreement with industry experts to establish a joint venture, Met Chain Co Limited under the laws of Hong Kong (the “2021 Joint Venture”), specializing in the research and development (“R&D”), production, and sales of cryptocurrency mining equipment. Upon the formation of the 2021 joint venture, the Group held 21% of the equity interests in the 2021 joint venture, with the option to acquire the equity interests held by the other parties to the Joint Venture Agreement under certain conditions as set forth in the Joint Venture Agreement. In November 2022, the Group had entered into an equity transfer agreement with each of the four other equity holders of Met Chain Co Limited to acquire a total of 3.3% of the equity interests in Met Chain Co Limited from the four equity holders, in consideration for such number of ordinary shares of the Company, par value $0.06 per share, valued at RMB7,120,478. In September 2024, the Group had entered into an equity transfer agreement with each of the four other equity holders of Met Chain Co Limited to acquire a total of 5.23% of the equity interests in Met Chain Co Limited from the four equity holders, in consideration for such number of ordinary shares of the Company, par value $0.06 per share, valued at US$ 1,050,400. As of December 31, 2024 and December 31, 2025, the Group held 29.53% and 29.53% of the equity interests in Met Chain Co Limited, respectively.

The Group recognized gain on equity method investments of $12,000, $75,000 and $91,000 for the year ended December 31, 2023, 2024 and 2025, respectively.

9.	Property and equipment, net

Property and equipment consists of the following:

	As of December 31,	As of December 31,
	2024	2025
	US$’000	US$’000
Cost:
Digital asset mining facilities and machines	20,321	25,068
Land(1)	-	1,882
Construction in progress		1,318
Total cost	20,321	28,268

Less: Accumulated depreciation	8,151	12,296

Property and equipment, net	12,170	15,972

(1)	In February 2025, the Company, through its subsidiary, signed a purchase agreement to purchase certain real property located in Dooly County, Georgia, United States.

Depreciation expense recognized for the years ended December 31, 2023, 2024 and 2025 were US$3,151, and US$3,671, and US$4,141, respectively.

10.	Income tax

(a)	Cayman Islands

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

11.	Short term loans

In 2023, the Group used BTC as collateral on Binance and applied for a collateralized loan of 181,500 USDT. These loans have no fixed term and can be repaid at any time. As of December 31, 2023, the Group had 4.09 BTC pledged as collateral, with an outstanding loan balance of 125,000 USDT. As of December 31, 2024, the Group had 11.62 BTC pledged as collateral, with an outstanding loan balance of 499,000 USDT. As of December 31, 2025, the Group had 13.18 BTC and 1,480.27 ETH pledged as collateral, with an outstanding loan balance of 2,166,422 USDT.

12.	Loss per share

Basic and diluted net loss per share for each of the years presented are calculated as follow:

	For the Years Ended December 31,
	2023	2024	2025
	(in thousands of US$,except share data and per share data)
Losses per share—basic
Numerator:
Net loss available to shareholders of the Company - basic and diluted	(2,824)	(1,989)	(9,061)
Denominator
Weighted average number of ordinary shares - basic	1,494,333	3,023,327	8,222,890
Effect of dilutive securities	-	-	-
Dilutive effect of non-vested shares	1,494,333	3,023,327	8,222,890
Denominator for diluted net loss per share
Losses per share — basic	(1.89)	(0.66)	(1.10)
Losses per share — diluted	(1.89)	(0.66)	(1.10)

13.	Share-based compensation

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

The Company recorded share-based compensation expenses of $138,000, $571,000 and $1,827,000 for the years ended December 31, 2023, 2024 and 2025, respectively, which were charged to general and administrative expenses. As of December 31, 2025, there was no unrecognized compensation expense related to non-vested share-based compensation arrangements.

14.	Equity

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

On January 17, 2025, the Company offered 439,935 ordinary shares, par value US$0.06 per share. These shares were issued upon the exercise of previously issued pre-funded warrants. Each Pre-Funded Warrant was exercisable for $0.001 per ordinary share.

On April 8, 2025, and May 12, 2025, the Company issued 321,500 ordinary shares each under the Company’s share incentive plan, with a par value of $0.06 per share.

On July 15, 2025, the Company offered 2,000,000 ordinary shares, par value US$0.06 per share at a purchase price of US$3.0 per share.

As of December 31, 2024 and 2025, there were 6,434,040 and 9,516,975 ordinary shares issued and outstanding, respectively.

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

15.	Related party transactions

In addition to the related party information disclosed elsewhere in the consolidated financial statements, the Group entered into the following material related party transactions.

Name of party	Relationship
Mr. Zhao Jishuang	A major shareholder of the Company
Mr. Guo Yupeng	A major shareholder of the Company
Mr. Peng Siguang	A major shareholder of the Company
Met Chain Co., Limited	An associate company of the company

(a)	Major transactions with related parties

	For the years Ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000

Advances from related parties
- Mr. Zhao Jishuang	-	431	-
- Mr. Peng Siguang	-	10	-
- Mr. Guo Yupeng	-	-	-
Total	-	441	-

	For the years Ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000

Repayment of advances from related parties
- Mr. Zhao Jishuang	2,455	2,383	-
- Mr. Peng Siguang	-	10	-
- Mr. Guo Yupeng	-	290	-
- Met Chain Co., Limited	228	1,814	-
Total	2,683	4,497	-

	For the years Ended December 31,
	2023	2024	2025
	USD’000	USD’000	USD’000

Advances to related parties
- Mr. Guo Yupeng	-	12	170
- Met Chain Co., Limited	-	188	43
- Mr. Peng Siguang	-	-	225
Total	-	200	438

(b)	Balances with related parties

	As of December 31,	As of December 31,
	2024	2025
	USD’000	USD’000
Amounts due from related parties
Current
- Mr. Guo Yupeng	12	182
- Met Chain Co., Limited	188	231
- Mr. Peng Siguang	-	225
Total	200	638

(i)	Advances from/to these related parties are unsecured, interest free and repayable on demand.

16.	Restricted net assets

There is no other restriction on use of proceeds generated by the Group’s subsidiaries to satisfy any obligations of the Company.

17.	Commitments and contingencies

Capital commitments

As of December 31, 2025, the Group had capital expenditure commitments totaling approximately $0.36 million, which were primarily related to the remaining unpaid construction costs for the Group’s first-phase 9MW cryptocurrency mining data center in Georgia, United States.

Operating lease receivables

The Group, as lessor, leases certain mining machines to a customer under an operating lease arrangement. For the year ended December 31, 2025, the Group recognized rental income of approximately $0.7 million from its mining machine rental business.

As of December 31, 2025, future minimum lease payments to be received under non-cancellable operating lease arrangements were approximately $0.5 million, all of which are expected to be received within one year.

Contingencies

From time to time, the Group may be subject to legal proceedings, claims and other contingencies arising in the ordinary course of business. As of December 31, 2025 and through the date of issuance of these consolidated financial statements, the Group was not aware of any material pending or threatened legal proceedings, claims or other contingencies that would have a material adverse effect on the Group’s financial position, results of operations or cash flows.

18.	Subsequent events

Subsequent Acquisition of Additional Equity Interest in Met Chain Co., Limited

On December 17, 2025, the Company entered into an Equity Transfer Agreement to acquire an additional 15% equity interest in Met Chain Co., Limited through a directed issuance of the Company’s ordinary shares with an aggregate value of approximately US$3.789 million. The transaction was completed in January 2026. Following the completion of the transaction, the Company’s indirect equity interest in Met Chain Co., Limited increased from 29.53% to 44.53%. This transaction has been treated as a nonrecognized subsequent event and therefore has not been reflected in the consolidated financial statements as of December 31, 2025.

Registration Statements on Form S-8

The Group filed with the U.S. Securities and Exchange Commission Registration Statements on Form S-8 March 14, 2026. This Registration Statement on Form S-8 registers under the Securities Act an aggregate of 475,000 ordinary shares.

The Company has assessed all subsequent events from December 31, 2025, up through May 11, 2026, which is the date that these consolidated financial statements were available to be issued, and has determined that, there are no additional material subsequent events to disclose in these consolidated financial statements other than noted above.